UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 4, 2026

ARRAY TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39613	83-2747826
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

701 Atrisco Vista Blvd
Albuquerque, New Mexico	87120
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code:

(505) 881-7567

3901 Midway Place NE

Albuquerque, New Mexico 87109

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, $0.001 Par Value	ARRY	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On November 4, 2026, ARRAY Technologies, Inc., a Delaware corporation (“ARRAY”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among ARRAY, Shoals Technologies Group, Inc., a Delaware corporation (“Shoals”), and Pensacola Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of ARRAY (“Merger Sub”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Shoals (the “Merger”), with Shoals surviving the Merger as a direct wholly owned subsidiary of ARRAY. All defined terms used in this summary of the Merger Agreement that are not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

The board of directors of ARRAY (the “ARRAY Board”) who voted, have unanimously approved and declared advisable the Merger Agreement and the Merger and the other transactions contemplated thereby, determined that it is advisable and in the best interests of ARRAY and its stockholders to consummate the Merger and the other transactions on the terms and conditions set forth in the Merger Agreement, and resolved to recommend that ARRAY stockholders approve the issuance of shares of ARRAY common stock in connection with the Merger, which ARRAY stockholders will be asked to approve at a special meeting of ARRAY stockholders.

Subject to the terms and conditions of the Merger Agreement, at the date and time the Merger becomes effective (the “Effective Time”), each share of Class A common stock, par value $0.00001 per share, of Shoals (“Shoals common stock”) issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive 1.6931 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share, of ARRAY (“ARRAY common stock”) and, if applicable, cash in lieu of fractional shares (the “Merger Consideration”). The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. No appraisal rights will be available with respect to the Merger.

Treatment of Equity Awards

Shoals Equity Awards. As of the Effective Time, each time-based restricted stock unit award covering shares of Shoals common stock (each, a “Shoals RSU”) that is outstanding immediately prior to the Effective Time will be assumed by ARRAY and converted into a restricted stock unit award covering shares of ARRAY common stock (each, an “Assumed RSU”), with the same terms and conditions that applied to the original Shoals RSU, except that each Assumed RSU will cover a number of whole shares of ARRAY common stock equal to the number of shares of Shoals common stock subject to such Shoals RSU multiplied by the Exchange Ratio, rounded down to the nearest whole share.

As of the Effective Time, each performance-based restricted stock unit award covering shares of Shoals common stock (each, a “Shoals PSU”) that is outstanding immediately prior to the Effective Time will be assumed by ARRAY and converted into a time-based restricted stock unit award covering shares of ARRAY common stock (each, an “Assumed PSU”), with the same terms and conditions that applied to the original Shoals PSU, including any requirement for continued service with Shoals or its affiliates but excluding any requirement to achieve specified performance objectives. Each Assumed PSU will cover a number of whole shares of ARRAY common stock equal to the number of Earned PSU Shares (as defined below) multiplied by the Exchange Ratio, rounded down to the nearest whole share. “Earned PSU Shares” will be determined (a) for any Shoals PSU for which all applicable performance periods have been completed as of the Closing Date, based on actual achievement of the performance objectives through the last day of the applicable performance period, and (b) for any Shoals PSU for which all applicable performance periods have not been completed as of the Closing Date, (x) for any performance objectives using total shareholder return, based on actual achievement as of the Closing Date, and (y) for any performance objectives not using total shareholder return, (1) based on actual achievement for any performance sub-period completed as of the Closing Date, as determined by the Shoals Board and (2) based on the target level of performance for any performance sub-period that is incomplete as of the Closing Date.

ARRAY Equity Awards. As of the Effective Time, each performance-based restricted stock unit award covering shares of ARRAY common stock (each, an “ARRAY PSU”) that is outstanding immediately prior to the Effective Time will be converted into a time-based restricted stock unit award covering shares of ARRAY common stock (each, a “Converted ARRAY PSU”), with the same terms and conditions that applied to the corresponding ARRAY PSU, including any requirement for continued service with ARRAY or its affiliates but excluding any requirement to achieve specified performance objectives. Each Converted ARRAY PSU will cover a number of whole shares of ARRAY common stock equal to the ARRAY Earned PSU Shares. “ARRAY Earned PSU Shares” means (a) for any ARRAY PSU for which all applicable performance periods have been completed as of the Closing Date, the number of shares earned based on actual achievement of the performance objectives through the last day of the applicable performance period, and (b) for any ARRAY PSU for which all applicable performance periods have not been completed as of the Closing Date, the number of shares that would be earned based on (x) for any performance objectives using total shareholder return, actual achievement as of the Closing Date, and (y) for any performance objectives not using total shareholder return, (1) actual achievement for any performance sub-period completed as of the Closing Date, as determined by the ARRAY Board and (2) the target level of performance for any performance sub-period that is incomplete as of the Closing Date. The foregoing description under the heading “Treatment of Equity Awards,” does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Post-Closing Governance

As of the Effective Time, the ARRAY Board will be comprised of ten directors, consisting of (a) four independent directors designated by ARRAY from the ARRAY Board as of immediately prior to the Effective Time, after good faith consultation with Shoals and the Chairman Designee (as defined below) (the “ARRAY Designees”); (b) four independent directors designated by Shoals from the Shoals Board as of immediately prior to the Effective Time, after good faith consultation with ARRAY and the Chairman Designee (the “Shoals Designees”); (c) Brandon Moss, the current Chief Executive Officer of Shoals, who will be appointed as the Chief Executive Officer of ARRAY as of the Effective Time (the “CEO Designee”); and (d) Brad Forth, the current Chairman of the Shoals Board and the current Chairman of the ARRAY Board, who will be appointed as the Chairman of the ARRAY Board as of the Effective Time (the “Chairman Designee”), in each case subject to the terms of the Merger Agreement. Each member of the ARRAY Board as of immediately prior to the Closing who is not an ARRAY Designee or the Chairman Designee will resign from the ARRAY Board effective as of the Effective Time. In addition, as of the Effective Time, the ARRAY Board will appoint the individuals identified by the CEO Designee, after good faith consultation with, and subject to the approval of, the ARRAY Board and the Shoals Board, to serve as executive officers of ARRAY.

Prior to the closing of the Merger (the “Closing”), Shoals and ARRAY will mutually agree on a new corporate name and ticker symbol for ARRAY and following the Closing, ARRAY will have its corporate headquarters in Albuquerque, New Mexico and corporate offices in Chandler, Arizona.

Conditions to the Merger

Completion of the Merger is subject to the satisfaction or waiver of certain conditions, including (a) the adoption of the Merger Agreement by the Shoals shareholders; (b) the approval of the issuance of shares of ARRAY common stock in connection with the Merger by the ARRAY stockholders; (c) the approval for listing on Nasdaq of the shares of ARRAY common stock issuable to the Shoals shareholders pursuant to the Merger Agreement on Nasdaq; (d) the absence of any law or final and non-appealable order permanently prohibiting, restraining or making illegal the consummation of the Merger; (e) the effectiveness of ARRAY’s registration statement on Form S-4; (f) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (g) a customary “bringdown” of ARRAY’s and Shoals’ representations and warranties; (h) compliance by ARRAY and Shoals with their applicable covenants in the Merger Agreement in all material respects; and (i) the absence of a material adverse effect on either ARRAY or Shoals.

Representations, Warranties and Covenants

The Merger Agreement contains mutual customary representations and warranties of Shoals and ARRAY. The Merger Agreement also contains customary mutual pre-closing covenants, including the obligation of Shoals and ARRAY to conduct their businesses in the ordinary course of business consistent with past practice and to refrain from taking certain specified actions without the consent of the other party.

ARRAY and Shoals have each agreed to customary non-solicitation obligations related to soliciting or engaging in any discussions or negotiations regarding competing proposals. Notwithstanding such non-solicitation obligations, prior to obtaining stockholder approval and under certain specified circumstances, the ARRAY Board or the Shoals Board, in each case, may change its recommendation of the transaction. The ARRAY Board or the Shoals Board making such change in recommendation, as applicable, may not terminate the Merger Agreement in connection with its own change in recommendation. However, upon a change in recommendation from the ARRAY Board or the Shoals Board, the other party is permitted to terminate the Merger Agreement as described below.

Termination

The Merger Agreement contains provisions granting each of ARRAY and Shoals the right to terminate the Merger Agreement under specified circumstances, including: (a) if a law or final and non-appealable order permanently prohibits the consummation of the Merger; (b) if the Merger is not completed by May 4, 2027 (which will automatically be extended to November 4, 2027 if, as of May 4, 2027, all closing conditions other than those relating to antitrust approvals and Nasdaq listing have been satisfied or waived); (c) if either party fails to obtain its required stockholder approval; (d) if the other party has breached its representations or warranties or failed to perform its covenants in the Merger Agreement such that the closing conditions cannot be satisfied, subject to cure rights of the breaching party; or (e) prior to the receipt of the other party’s stockholder approval, if the other party’s board of directors has changed or withdrawn its recommendation in connection with the Merger or the other party has committed an uncured willful and material breach of its non-solicitation obligations.

If the Merger Agreement is terminated due to the ARRAY Board changing or withdrawing its recommendation in connection with the Merger or due to ARRAY committing an uncured willful and material breach of its non-solicitation obligations, ARRAY will be required to pay Shoals a termination fee of $40.3 million. ARRAY will also be required to pay Shoals such termination fee if the Merger Agreement is terminated in certain circumstances following the public announcement or communication to the ARRAY Board of a Competing Proposal and, within 12 months after such termination, ARRAY consummates a transaction in respect of, or enters into a definitive agreement with respect to, a Competing Proposal. If the Merger Agreement is terminated due to the Shoals Board changing or withdrawing its recommendation in connection with the Merger or due to Shoals committing an uncured willful and material breach of its non-solicitation obligations, Shoals will be required to pay ARRAY a termination fee of $22.2 million. Shoals will also be required to pay ARRAY such termination fee if the Merger Agreement is terminated in certain circumstances following the public announcement or communication to the Shoals Board of a Competing Proposal and, within 12 months after such termination, Shoals consummates a transaction in respect of, or enters into a definitive agreement with respect to, a Competing Proposal.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide security holders and investors with information regarding its terms. It is not intended to provide any other factual information about ARRAY, Shoals or any other person. The representations, warranties and covenants contained in the Merger Agreement (a) were made solely for purposes of the Merger Agreement and as of specific dates, (b) were solely for the benefit of the parties to the Merger Agreement, (c) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders and investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ARRAY or Shoals. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ARRAY’s or Shoals’ public disclosures.

Preferred Stock Agreement

In connection with the execution of the Merger Agreement, on November 4, 2026, ARRAY, BCP Helios Aggregator L.P. (“Aggregator”), BEFIP III – ESC Helios Holdco L.P. (together with Aggregator, “Blackstone”) and VP Helios Investments LLC (“VP Helios”) entered into a letter agreement (the “Preferred Stock Agreement”) relating to ARRAY’s Series A Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”), pursuant to which, among other things, Blackstone and VP Helios agreed to deliver the requisite consent of the holders of a majority of the outstanding voting power of the Preferred Stock (the “Majority Holders”) approving, and ARRAY agreed to file with the Secretary of State of the State of Delaware on the Closing Date following the Effective Time, an amendment and restatement of ARRAY’s Series A Perpetual Preferred Stock Certificate of Designations, effective August 11, 2021 (the “Original Certificate”), governing the Preferred Stock (as amended and restated, the “A&R Certificate”).

Upon the effectiveness thereof, the A&R Certificate would amend and restate the Original Certificate by, among other matters, providing that: (1) on or prior to the date that is 90 days after the Closing Date (as defined in the Merger Agreement), ARRAY, shall redeem $150 million aggregate redemption price of Preferred Stock at a price per share equal to 93% of its then-applicable liquidation preference, plus accrued and unpaid dividends thereon through but not including the applicable redemption date, whether or not declared (the “Initial Mandatory Redemption”); (2) in addition to the Initial Mandatory Redemption, on or prior to each of the first, second and third anniversaries of the date that is 90 days after the Closing Date, ARRAY shall redeem not less than $50 million aggregate redemption price of Preferred Stock at a price per share equal to 96% of its then-applicable liquidation preference, plus accrued and unpaid dividends thereon through but not including the applicable redemption date, whether or not declared (each, an “Annual Mandatory Redemption” and together with the Initial Mandatory Redemption, the “Mandatory Redemptions”), provided that (A) the aggregate redemption price redeemed in any Annual Mandatory Redemption in excess of $50 million shall reduce the amount required to be paid in the next succeeding Annual Mandatory Redemption(s) on a dollar-for-dollar basis and (B) the aggregate redemption price of all shares redeemed pursuant to the Annual Mandatory Redemptions shall not exceed $150 million; (3) ARRAY will have the option to redeem additional shares of Preferred Stock in excess of the Mandatory Redemptions at a price equal to 96% of their then-applicable liquidation preference, plus accrued and unpaid dividends thereon through but not including the applicable redemption date, whether or not declared, provided that any such redemption occurs within 48 months of the Closing Date, and thereafter ARRAY will have the option to redeem additional shares of Preferred Stock at the price applicable to redemptions under the Original Certificate (i.e., the greater of (i) 100% of their then-applicable liquidation preference, plus accrued and unpaid dividends thereon through but not including the applicable redemption date, whether or not declared, and (ii) $1,300 per share minus the cumulative amount of cash dividends paid in respect of such share of Preferred Stock); (4) the Cash Regular Dividend Rate (as defined in the Original Certificate) shall be increased by 300 basis points on the fifth anniversary of the Closing Date (in addition to prior-scheduled step-ups); and (5) the minimum increments in which redemptions may be effected shall be reduced from $200 million liquidation preference to $50 million liquidation preference (or such lesser amount to the extent the redemption relates to all of the outstanding shares of Preferred Stock).

Pursuant to the Preferred Stock Agreement, subject to ARRAY’s compliance with its obligations under the Preferred Stock Agreement and the A&R Certificate, Blackstone and VP Helios also irrevocably agreed, each on behalf of itself and its successors, assigns and transferees, not to assert, commence or support any claim, action or proceeding alleging that the execution, delivery or performance of the Merger Agreement, the consummation of the Merger or any other transaction contemplated by the Merger Agreement constitutes a “Fundamental Change” or gives rise to any “Fundamental Change Repurchase Right” under, or breaches or gives rise to any obligation or right under Sections 8(b), 8(e), 8(f) or 8(j) of, the Original Certificate or the A&R Certificate.

Subject to the occurrence of the Closing and the Effective Time, ARRAY agreed to pay VP Helios or Blackstone, as applicable, on the Closing Date, a fee in cash equal to 1.00% of the sum of (x) aggregate liquidation preference of all outstanding shares of Preferred Stock, plus (y) accrued and unpaid dividends thereon through but not including the Closing Date, whether or not declared. Shoals is an express third-party beneficiary of the Preferred Stock Agreement and is entitled to enforce each provision directly as if it were a party thereto. The Preferred Stock Agreement automatically terminates if the Merger Agreement is validly terminated prior to the Effective Time. In addition, Blackstone may elect, by written notice to ARRAY, to terminate the Preferred Stock Agreement to the extent that there is any amendment, waiver, modification or change to the Merger Agreement that (i) would change the nature or structure of the Merger, including, without limitation, any change in the consideration therefor, the surviving corporation or otherwise, or (ii) that would otherwise be adverse to VP Helios, Blackstone or the Majority Holders, in each case, that has not been consented to in writing by Blackstone and VP Helios. If the Preferred Stock Agreement is terminated prior to the Closing Date and the occurrence of the Effective Time, the Original Certificate shall continue to be effective and the A&R Certificate will not be filed.

The Preferred Stock Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description does not purport to be complete and is subject to and qualified in its entirety by reference to the Preferred Stock Agreement.

Credit Agreement Amendment

On November 4, 2026, Array Tech, Inc. (f/k/a Array Technologies, Inc.) (the “Borrower”), a New Mexico corporation and wholly-owned subsidiary of ARRAY, entered into an Amendment No. 6 to Credit Agreement (the “Credit Agreement Amendment”), by and among the Borrower, ARRAY’s wholly-owned subsidiary ATI Investment Sub, Inc., as holdings (“Holdings”), Goldman Sachs Bank USA, as administrative agent and collateral agent (“Goldman Sachs”), and the Lenders (as defined in the Credit Agreement Amendment), to its credit agreement entered into on October 14, 2020, by and among the Borrower, Holdings, Goldman Sachs, and certain other lenders from time to time party thereto. The Credit Agreement Amendment (i) permits the payment of the Mandatory Redemptions and (ii) permits the Borrower to request a revolving credit borrowing, the proceeds of which may be used to repay the revolving loans outstanding under the existing revolving credit facility of Shoals.

The foregoing description of the terms of the Credit Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Credit Agreement Amendment, a copy of which is filed as Exhibit 10.1 and incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth in Item 1.01 of this Current Report on Form 8-K under the headings “Treatment of Equity Awards” and “Post-Closing Governance” is incorporated by reference into this Item 5.02.

Chief Executive Officer Transition

Pursuant to the Merger Agreement, the ARRAY Board will appoint Brandon Moss, age 48, the current Chief Executive Officer of Shoals, as Chief Executive Officer of ARRAY and as a member of the ARRAY Board, in each case effective as of, and subject to the occurrence of, the Effective Time. Mr. Moss’s appointment as Chief Executive Officer of ARRAY is subject to his continuing to serve as Chief Executive Officer of Shoals as of immediately prior to the Effective Time.

Mr. Moss has served as Chief Executive Officer of Shoals since July 2023. Prior to joining Shoals, Mr. Moss served from 2014 to 2023 as President, Tools, Components & Assembled Solutions Business of Southwire Company, a wire and cable manufacturer. Earlier at Southwire Company, he served as Vice President, Retail Sales (2009 to 2013) and Director of Sales (2007 to 2009). Mr. Moss holds an M.B.A. from Wake Forest University and a Bachelor’s degree in Marketing from Miami University.

Other than the Merger Agreement, there are no arrangements or understandings between Mr. Moss and any other person pursuant to which he was selected as an officer or director of ARRAY. The compensation arrangements for Mr. Moss in connection with his appointment as Chief Executive Officer of ARRAY have not been determined as of the date of this Current Report on Form 8-K.

In connection with the Merger, Kevin Hostetler, who has served as Chief Executive Officer of ARRAY since April 2022, will cease serving as Chief Executive Officer of ARRAY and as a member on the ARRAY Board, in each case effective as of the Effective Time. Following the Effective Time, Mr. Hostetler is expected to serve as a special advisor to ARRAY to assist with the transition.

Item 7.01 Regulation FD Disclosure.

On November 4, 2026, ARRAY and Shoals announced that they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, on November 4, 2026, ARRAY and Shoals released a joint investor presentation. A copy of the joint investor presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth in such filing.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of the Preferred Stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of the Preferred Stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and

Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.Arraytechinc.com and on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.Arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at ARRAY Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at www.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

PARTICIPANTS IN THE SOLICITATION

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of November 4, 2026, by and among ARRAY Technologies, Inc., Shoals Technologies Group, Inc. and Pensacola Merger Sub, Inc.

4.1	Letter Agreement, dated as of November 4, 2026, by and among ARRAY Technologies, Inc., BCP Helios Aggregator L.P., BEFIP III – ESC Helios Holdco L.P. and VP Helios Investments LLC

10.1	Amendment No. 6 to Credit Agreement, dated as of November 4, 2026, by and among Array Tech, Inc., as borrower, ATI Investment Sub, Inc., as holdings, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the Lenders (as defined therein) party thereto.

99.1	Joint Press Release dated November 4, 2026

99.2	Joint Investor Presentation dated November 4, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) and (a)(6) of Regulation S-K. ARRAY hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARRAY Technologies, Inc.

Date: November 4, 2026	By:	/s/ Gina K. Gunning
Name: Gina K. Gunning Title: Chief Legal Officer and Corporate Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

SHOALS TECHNOLOGIES GROUP, INC.

ARRAY TECHNOLOGIES, INC.

and

PENSACOLA MERGER SUB, INC.

Dated as of November 4, 2026

4.16	Material Contracts	34
4.17	Intellectual Property	36
4.18	Data Privacy	38
4.19	Anti-Corruption and Trade Sanctions	38
4.20	Customers and Suppliers	40
4.21	Broker’s Fees	40
4.22	Opinion of Financial Advisor	40
4.23	Ownership of Alpha Common Stock	41
4.24	Insurance	41
4.25	Related Party Transactions	41
4.26	No Other Representations or Warranties	41

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF ALPHA		42

5.1	Corporate Organization	42
5.2	Alpha Capitalization	43
5.3	Authority; Execution and Delivery; Enforceability	44
5.4	No Conflicts	45
5.5	SEC Documents; Financial Statements; Undisclosed Liabilities	46
5.6	Absence of Certain Changes or Events	47
5.7	Information Supplied	48
5.8	Legal Proceedings	48
5.9	Compliance with Laws	48
5.10	Permits	48
5.11	Employee Benefit Plans	49
5.12	Employee and Labor Matters	51
5.13	Environmental Matters	52
5.14	Real Property	53
5.15	Tax Matters	54
5.16	Material Contracts	57
5.17	Intellectual Property	59
5.18	Data Privacy	61
5.19	Anti-Corruption and Trade Sanctions	61
5.20	Customers and Suppliers	62
5.21	Broker’s Fees	62
5.22	Opinion of Financial Advisor	62
5.23	Ownership of Sierra Common Stock	63
5.24	Insurance	63
5.25	Related Party Transactions	63
5.26	Alpha Merger Sub	63
5.27	No Other Representations or Warranties	63

2

ARTICLE 6 COVENANTS		64

6.1	Conduct of Business by Sierra and its Subsidiaries Pending the Effective Time	64
6.2	Conduct of Business by Alpha and its Subsidiaries Pending the Effective Time	68
6.3	Preparation of the Joint Proxy Statement and Form S-4; Stockholder Meetings	72
6.4	No Solicitation of Transactions	75
6.5	Access to Information; Confidentiality	80
6.6	Appropriate Action	81
6.7	Certain Notices	83
6.8	Public Announcements	83
6.9	Director and Officer Indemnification	84
6.10	Stock Exchange Listing	85
6.11	Section 16 Matters	86
6.12	Stockholder Litigation	86
6.13	Tax Matters	86
6.14	Employee Matters	87
6.15	Cooperation as to Integration	90
6.16	Financing Matters	91
6.17	Stock Exchange Delisting and Deregistration	91
6.18	Earn-Out Payments	91
6.19	Capped Calls	91

ARTICLE 7 CONDITIONS TO CONSUMMATION OF THE MERGER		92

7.1	Conditions to Obligations of Each Party Under This Agreement	92
7.2	Conditions to Obligations of Alpha and Alpha Merger Sub Under This Agreement	93
7.3	Conditions to Obligations of Sierra Under This Agreement	93

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		94

8.1	Termination	94
8.2	Notice of Termination; Effect of Termination	96
8.3	Expenses; Termination Fees	96
8.4	Amendment or Supplement	98
8.5	Extension of Time; Waiver	98

ARTICLE 9 GENERAL PROVISIONS		99

9.1	Non-Survival of Representations and Warranties	99
9.2	Notices	99
9.3	Certain Definitions	100
9.4	Headings	109
9.5	Severability	109
9.6	Entire Agreement	109
9.7	Assignment	109
9.8	No Third Party Beneficiaries	109
9.9	Mutual Drafting; Interpretation	110

3

9.10	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	111
9.11	Counterparts	112
9.12	Specific Performance	112
9.13	Disclosure Schedules	112

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit B	Form of Bylaws of the Surviving Corporation

Exhibit C	Form of Alpha Tax Representation Letter

Exhibit D	Form of Sierra Tax Representation Letter

4

TERMS DEFINED OUTSIDE OF SECTION 9.3

Defined Term	Section

Agreement	Preamble
Alpha	Preamble
Alpha 401(k) Plan	6.14(d)
Alpha Adverse Recommendation Change	6.3(c)(iii)
Alpha Benefit Plan	5.11(a)
Alpha Board	Recitals
Alpha Board Recommendation	5.3(b)
Alpha Business Personnel	5.12(a)
Alpha Bylaws	5.1(a)
Alpha Charter	5.1(a)
Alpha Charter Amendment	2.4
Alpha Common Stock	3.1(b)
Alpha Common Stock Issuance	5.3(b)
Alpha Continuing Employee	6.14(a)
Alpha Data Processors	5.18
Alpha Designees	2.1(b)(ii)
Alpha Earned PSU Shares	3.5(b)(ii)
Alpha ESPP	5.2(a)
Alpha IT Assets	5.17(e)
Alpha Leased Real Property	5.14(b)
Alpha Material Contracts	5.16(c)
Alpha Material Customer	5.20
Alpha Material Supplier	5.20
Alpha Merger Sub	Preamble
Alpha Merger Sub Common Stock	3.1(d)
Alpha Owned Real Property	5.14(a)
Alpha Pension Plan	5.11(e)
Alpha Preferred Stock	5.2(a)
Alpha Privacy Requirements	5.18
Alpha Proprietary Software	5.17(d)
Alpha PSU	3.5(b)(ii)
Alpha Real Property	5.14(b)
Alpha Real Property Leases	5.14(b)
Alpha RSU	3.5(b)(i)
Alpha SEC Documents	5.5(a)
Alpha SEC Financial Statements	5.5(c)
Alpha Stockholder Approval	5.3(c)
Alpha Stockholders Meeting	6.3(c)(i)
Alpha Termination Fee	8.3(d)
Assumed PSU	3.5(a)(ii)
Assumed RSU	3.5(a)(i)
Bonus Amounts	6.14(e)

5

Capitalization Date	4.2(a)
CEO Designee	2.2(a)(i)
Certificate of Merger	1.3
Chairman Designee	2.2(a)(ii)
Closing	1.2
Closing Date	1.2
COBRA	4.11(f)
Code	Recitals
Common Stock Merger Consideration	3.1(b)
Competing Proposal	6.4(g)(i)
Competing Proposal Notice	6.4(b)
Confidentiality Agreement	6.5(a)
Continuing Employee	6.14(a)
Converted Alpha PSU	3.5(b)(ii)
D&O Insurance	6.9(c)
DGCL	Recitals
Effective Time	1.3
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)
Excluded Benefits	6.14(a)
Extended Outside Date	8.1(b)(ii)
FCPA	4.19(a)
Form S-4	4.7
Fractional Shares Cash Amount	3.3
Indemnitee	6.9(a)
Indemnitees	6.9(a)
Initial Outside Date	8.1(b)(ii)
Intended Tax Treatment	Recitals
Intervening Event	6.4(g)(ii)
Merger	Recitals
Merger Consideration	3.1(b)
Multiemployer Plan	4.11(e)
Nasdaq Listing Application	6.10
Negotiation Period	6.4(b)
OFAC	4.19(d)
Outside Date	8.1(b)(ii)
PBGC	4.11(e)
Permits	4.10
Post-Closing Plans	6.14(b)
Remedy Action	6.6(c)
Sanctioned Country	4.19(d)
Sanctioned Persons	4.19(d)
Sanctions	4.19(f)
Sarbanes-Oxley Act	4.5(b)
Security Incident	4.18

6

Sierra	Preamble
Sierra 401(k) Plan	6.14(d)
Sierra Adverse Recommendation Change	6.3(b)(iii)
Sierra Benefit Plan	4.11(a)
Sierra Board	Recitals
Sierra Board Recommendation	4.3(b)
Sierra Book-Entry Shares	3.1(c)
Sierra Business Personnel	4.12(a)
Sierra Bylaws	4.1(a)
Sierra Certificate	3.1(c)
Sierra Charter	4.1(a)
Sierra Class B Common Stock	4.2(a)
Sierra Common Stock	Recitals
Sierra Continuing Employee	6.14(a)
Sierra Data Processors	4.18
Sierra Designees	2.1(b)(i)
Sierra Earned PSU Shares	3.5(a)(ii)
Sierra IT Assets	4.17(e)
Sierra Leased Real Property	4.14(b)
Sierra Material Contracts	4.16(c)
Sierra Material Customer	4.20
Sierra Material Supplier	4.20
Sierra Owned Real Property	4.14(a)
Sierra Pension Plan	4.11(e)
Sierra Preferred Stock	4.2(a)
Sierra Privacy Requirements	4.18
Sierra Proprietary Software	4.17(d)
Sierra PSU	3.5(a)(ii)
Sierra Real Property	4.14(b)
Sierra Real Property Leases	4.14(b)
Sierra RSU	3.5(a)(i)
Sierra SEC Documents	4.5(a)
Sierra SEC Financial Statements	4.5(c)
Sierra Stockholder Approval	4.3(c)
Sierra Stockholders Meeting	6.3(b)(i)
Sierra Termination Fee	8.3(b)
Superior Proposal	6.4(g)(iii)
Surviving Corporation	1.1(a)
Trade Control Laws	4.19(f)
Transactions	Recitals
Union	4.12(a)
WARN Act	4.12(d)
Withholding Agent	3.6

7

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is dated as of November 4, 2026, by and among Shoals Technologies Group, Inc., a Delaware corporation (“Sierra”), Array Technologies, Inc., a Delaware corporation (“Alpha”) and Pensacola Merger Sub, Inc., a newly formed Delaware corporation and a direct wholly owned subsidiary of Alpha (“Alpha Merger Sub”).

RECITALS

WHEREAS, Sierra, Alpha and Alpha Merger Sub desire to effect the merger of Alpha Merger Sub with and into Sierra, with Sierra continuing as the surviving corporation and a direct wholly owned subsidiary of Alpha (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Article 3, each share of class A common stock, par value $0.00001 per share, of Sierra (the “Sierra Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Boards of Directors of Sierra, Alpha and Alpha Merger Sub have each approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby (the Merger and the other transactions contemplated hereby, collectively, the “Transactions”) and determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Alpha (the “Alpha Board”) has, subject to Section 6.4, resolved to recommend the approval of the Alpha Common Stock Issuance by the Alpha stockholders;

WHEREAS, the Board of Directors of Alpha Merger Sub has resolved to recommend the adoption of this Agreement by its sole stockholder and, following the execution and delivery of this Agreement, Alpha shall adopt and approve this Agreement and the Transactions as the sole stockholder of Alpha Merger Sub;

WHEREAS, the Board of Directors of Sierra (the “Sierra Board”) has, subject to Section 6.4, resolved to recommend the adoption of this Agreement by the Sierra stockholders;

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”), and this Agreement constitute, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

8

WHEREAS, Alpha, Alpha Merger Sub and Sierra desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Sierra’s willingness to enter into this Agreement, Alpha, BCP Helios Aggregator L.P., VP Helios Investments LLC and BEFIP III – ESC Helios Holdco L.P. are entering into that certain letter agreement, pursuant to which, among other things, Alpha has agreed to amend the Certificate of Designations of Series A Perpetual Preferred Stock of Alpha on the Closing Date to provide for, among other things, a commitment to redeem (i) $150,000,000 of shares of Alpha Preferred Stock at a redemption price of 93% of the Base Amount (as defined in the Amended and Restated Certificate of Designations of Series A Perpetual Preferred Stock of Alpha) within ninety (90) days of Closing and (ii) $150,000,000 of shares of Alpha Preferred Stock at a redemption price of 96% of the Base Amount within three (3) years of the initial redemption deadline.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) At the Effective Time, Alpha Merger Sub shall be merged with and into Sierra in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Alpha Merger Sub shall cease and Sierra shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct wholly owned subsidiary of Alpha. References herein to “Sierra” with respect to the period from and after the Effective Time shall be deemed to be references to the “Surviving Corporation”.

(b) The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises and be subject to all of the obligations, liabilities and duties of Sierra and Alpha Merger Sub, all as provided under the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of executed documents, commencing at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 7 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted hereunder, waiver by the party entitled to waive such conditions at the Closing) or at such other time and place as Alpha and Sierra shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

9

1.3 Effective Time. On the Closing Date, Sierra and Alpha Merger Sub shall cause a certificate of merger in a form and substance reasonably acceptable to Alpha and Sierra (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as Alpha and Sierra shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective hereinafter referred to as the “Effective Time”).

1.4 Charter and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action by Sierra, Alpha, Alpha Merger Sub or any other Person, the certificate of incorporation of Sierra in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, the parties shall take such actions necessary so that, at the Effective Time, the bylaws of Sierra in effect immediately prior to the Effective Time shall be amended and restated in their entirety as set forth as Exhibit B, and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE 2

CERTAIN GOVERNANCE MATTERS

2.1 Directors of Combined Company.

(a) Alpha shall take all actions necessary prior to the Closing so that, at the Effective Time, the size of the Alpha Board shall be set at ten (10) directors.

(b) Alpha shall take all actions necessary prior to the Closing so that the Alpha Board, as of the Effective Time, shall be comprised of:

(i) four (4) directors designated by Sierra, after good faith consultation with Alpha and the Chairman Designee, each of whom shall (A) be a member of the Sierra Board as of immediately prior to the Effective Time and (B) qualify as an “independent director” under the listing standards of the Nasdaq and the applicable rules of the SEC (the “Sierra Designees”);

(ii) four (4) directors designated by Alpha, after good faith consultation with Sierra and the Chairman Designee, each of whom shall (A) be a member of the Alpha Board as of immediately prior to the Effective Time and (B) qualify as an “independent director” under the listing standards of the Nasdaq and the applicable rules of the SEC (the “Alpha Designees”);

(iii) the CEO Designee; and

10

(iv) the Chairman Designee.

(c) Alpha shall take all actions necessary to cause (i) all of the Alpha Designees and Sierra Designees and the CEO Designee and the Chairman Designee to be appointed, elected and approved as directors of the Alpha Board effective as of the Effective Time and (ii) all Alpha Board members prior to the Closing not designated as Alpha Designees or as Chairman Designee to resign from the Alpha Board effective as of the Effective Time.

2.2 Chief Executive Officer and Board Chairman.

(a) Subject to Section 2.2(b), Alpha shall take all actions necessary to cause, immediately prior to the Effective Time:

(i) Brandon Moss, the Chief Executive Officer of Sierra as of the date of this Agreement (the “CEO Designee”), to be appointed as the Chief Executive Officer of Alpha effective as of the Effective Time (provided, that he remains Chief Executive Officer of Sierra as of immediately prior to the Effective Time); and

(ii) Brad Forth, the Chairman of the Sierra Board and the Chairman of the Alpha Board as of the date of this Agreement (the “Chairman Designee”), to be appointed to serve as the Chairman of the Alpha Board (provided, that he remains the Chairman of the Alpha Board and the Sierra Board as of immediately prior to the Effective Time).

(b) Notwithstanding Section 2.2(a), in the event that, prior to the Effective Time:

(i) the CEO Designee is not then serving as the Chief Executive Officer of Sierra or is unwilling or unable to serve as the Chief Executive Officer of Alpha at the Effective Time as a result of death, removal, resignation or any other reason, then, Sierra (acting through the Sierra Board) and Alpha (acting through the Alpha Board) shall work together in good faith to designate and determine the individual who will serve as the Chief Executive Officer of Alpha at the Effective Time; and

(ii) the Chairman Designee is not then serving as the Chairman of the Sierra Board and the Alpha Board or is unwilling or unable to serve as the Chairman of the Alpha Board at the Effective Time, as a result of death, removal, resignation or any other reason, then, Sierra (acting through the Sierra Board) and Alpha (acting through the Alpha Board) shall work together in good faith to designate and determine the individual who will serve as the Chairman of the Alpha Board at the Effective Time.

2.3 Other Executives. The Alpha Board shall appoint, or cause to be appointed, the individuals identified by the CEO Designee after good faith consultation with, and subject to the approval of, the Sierra Board and the Alpha Board to serve as executive officers of Alpha, including Chief Financial Officer, Chief Legal Officer and Chief People Officer, effective as of the Effective Time. Such appointments shall be made in accordance with the Alpha Charter, the Alpha Bylaws and applicable Law, and each such individual shall serve in such position until his or her successor is duly appointed or until his or her earlier death, resignation or removal.

11

2.4 Name of Combined Company. Prior to the Closing, Sierra and Alpha shall mutually agree upon a new corporate name for Alpha, and Alpha shall take all actions necessary to cause such new name to be set forth in an amendment to the Alpha Charter, in a customary form reasonably acceptable to Sierra and Alpha (the “Alpha Charter Amendment”), to become effective as of the Effective Time.

2.5 Corporate Headquarters. Following the Effective Time, Alpha shall have its corporate headquarters and principal place of business in Albuquerque, New Mexico until thereafter changed in accordance with applicable Law.

2.6 Trading Symbol. Prior to the Closing, Sierra and Alpha shall mutually agree upon a new Nasdaq ticker symbol for Alpha, consistent with the new corporate name determined in accordance with Section 2.4, and Alpha shall take all actions necessary to cause the ticker symbol of Alpha to be changed so that such new Nasdaq ticker symbol becomes effective as of the Effective Time.

2.7 Directors and Officers of the Surviving Corporation. At the Effective Time, the parties shall take all necessary action such that (a) the directors of Alpha Merger Sub as of immediately prior to the Effective Time shall become the only directors of the Surviving Corporation and (b) the officers of Sierra as of immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 3

CONVERSION OF SECURITIES IN THE MERGER

3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Alpha, Sierra, Alpha Merger Sub or any holder of any of the following securities:

(a) Each share of Sierra Common Stock held by Sierra as treasury stock or held directly by Alpha or Alpha Merger Sub (or any direct or indirect wholly owned Subsidiaries of Sierra, Alpha or Alpha Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Subject to Section 3.1(a), Section 3.2, Section 3.3 and Section 3.4, each share of Sierra Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of common stock, $0.001 par value per share, of Alpha (“Alpha Common Stock”), equal to the Exchange Ratio (the “Common Stock Merger Consideration”) and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 3.3, if any. The Common Stock Merger Consideration to be issued pursuant to this Section 3.1 and the Fractional Shares Cash Amount to be paid in lieu of fractional shares

12

pursuant to Section 3.3, if any, are referred to, as applicable, as the “Merger Consideration”. For purposes of this Agreement, the “Exchange Ratio” means 1.6931. Without limiting the foregoing, each of Alpha and Sierra shall take all actions necessary prior to the Effective Time so that any risk of forfeiture or right of repurchase in favor of Sierra that is applicable to any Sierra Common Stock as of immediately prior to the Effective Time shall apply to the related Alpha Common Stock received as Merger Consideration on the same terms and conditions except that the vesting schedule and repurchase price shall be adjusted to reflect the Exchange Ratio and references to services to or performance of Sierra and its Subsidiaries shall be deemed to refer to Alpha and its Subsidiaries.

(c) All of the outstanding shares of Sierra Common Stock shall be converted into the right to receive the Merger Consideration pursuant to this Section 3.1 and all such shares of Sierra Common Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of Sierra Common Stock (a “Sierra Certificate”) or shares of Sierra Common Stock held in book-entry form (“Sierra Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 3.1(b), the Merger Consideration in accordance with Section 3.4.

(d) Each share of common stock, par value $0.00001, of Alpha Merger Sub (the “Alpha Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.00001, of the Surviving Corporation.

3.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Alpha Common Stock or Sierra Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Sierra Common Stock the same economic effect as contemplated by this Agreement prior to such event.

3.3 Fractional Shares. All fractional shares that a single record holder of Sierra Common Stock would otherwise be entitled to receive shall be aggregated. No fractional shares of Alpha Common Stock shall be issued in the Merger, but in lieu thereof each holder of Sierra Common Stock otherwise entitled to a fractional share of Alpha Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 3.3, a cash payment (rounded to the nearest cent) in lieu of such fractional share of Alpha Common Stock determined by multiplying (a) the volume-weighted average closing sales prices of the Alpha Common Stock on the Nasdaq as reported by The Wall Street Journal for the consecutive five (5) full trading days ending on the day preceding the Closing Date and (b) the fraction of a share (after aggregating all shares of Sierra Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Alpha Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.1(b) (the “Fractional Shares Cash Amount”). Sierra and Alpha acknowledge that

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payment of the cash consideration in lieu of issuing fractional shares of Alpha Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Alpha that would otherwise be caused by the issuance of fractional shares of Alpha Common Stock.

3.4 Exchange of Certificates and Book-Entry Shares.

(a) Prior to the Effective Time, Alpha shall appoint a nationally recognized financial institution or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, pursuant to an agreement in form and substance reasonably satisfactory to Sierra and Alpha and in accordance with this Article 3. At or prior to the Effective Time, Alpha shall deposit, in trust for the benefit of the holders of Sierra Common Stock, with the Exchange Agent for exchange in accordance with this Article 3, (i) a number of shares of Alpha Common Stock equal to the total shares of Alpha Common Stock issuable pursuant to Section 3.1 and (ii) an amount in cash equal to the Fractional Shares Cash Amount payable in accordance with Section 3.3 (such number of shares of Alpha Common Stock, together with the aggregate Fractional Shares Cash Amount, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Alpha Common Stock contemplated to be issued pursuant to Section 3.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Alpha shall cause the Exchange Agent to mail to each holder of record of a Sierra Certificate: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Sierra Certificates shall pass, only upon delivery of the Sierra Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Alpha, Sierra and the Exchange Agent may reasonably agree prior to the Effective Time and (B) instructions for effecting the surrender of the Sierra Certificates (or affidavits of loss in lieu of the Sierra Certificates as provided in Section 3.4(e)) in exchange for the applicable Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of a Sierra Certificate (or affidavit of loss in lieu of the Sierra Certificate as provided in Section 3.4(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Alpha and Sierra, and upon delivery of a letter of transmittal, duly executed and in proper form, with all required enclosures and attachments, with respect to such Sierra Certificates, the holder of such Sierra Certificates shall be entitled to receive in exchange therefor the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount for each share of Sierra Common Stock formerly represented by such Sierra Certificates, and any Sierra Certificate so surrendered shall forthwith be cancelled. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Sierra Certificate is registered, it shall be a condition precedent of payment that the Sierra Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the applicable Merger Consideration to a Person other than the registered holder of the Sierra Certificate so surrendered and shall have established to the

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satisfaction of Alpha or the Exchange Agent, as applicable, that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of Sierra Certificates. Until surrendered as contemplated hereby, each Sierra Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration provided in this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Sierra Book-Entry Shares shall be required to deliver a Sierra Certificate or, in the case of holders of Sierra Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1. In lieu thereof, each holder of record of one or more Sierra Book-Entry Shares held through The Depository Trust Company whose shares of Sierra Common Stock were converted into the right to receive the applicable Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Alpha shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount for each share of Sierra Common Stock formerly represented by such Sierra Book-Entry Shares, and such Sierra Book-Entry Shares of such holder shall be cancelled. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Alpha shall cause the Exchange Agent to mail to each holder of record of Sierra Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form and have such provisions as Alpha, Sierra and the Exchange Agent shall reasonably agree prior to the Effective Time; and (B) instructions for returning such letter of transmittal in exchange for the applicable Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form with all required enclosures and attachments, the holder of such Sierra Book-Entry Shares shall be entitled to receive in exchange therefor the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount for each share of Sierra Common Stock formerly represented by such Sierra Book-Entry Shares, and such Sierra Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the applicable Merger Consideration with respect to Sierra Book-Entry Shares shall only be made to the Person in whose name such Sierra Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Sierra Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Sierra Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration provided in this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of Sierra shall be closed and thereafter there shall be no further registration of transfers of shares of Sierra Common Stock on the records of Sierra. From and after the Effective Time, the holders of Sierra Certificates and Sierra Book-Entry Shares representing shares of Sierra Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Sierra Certificates representing shares of Sierra Common Stock or Sierra Book-Entry Shares not held through The Depository Trust Company are presented to Alpha or the Surviving Corporation for any reason, they shall be cancelled and exchanged for the whole shares of Alpha Common Stock that such holder is entitled to receive pursuant to Section 3.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement subject, in each case, to any applicable abandoned property, escheat or similar Laws.

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(d) Termination of Fund; Abandoned Property. At any time following six (6) months after the Closing Date, Alpha shall be entitled to require the Exchange Agent to deliver to it any shares of Alpha Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Sierra Certificates or Sierra Book-Entry Shares and thereafter such holders shall be entitled to look only to Alpha (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Sierra Certificates or Sierra Book-Entry Shares and compliance with the procedures in Section 3.4. If, prior to seven (7) years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Sierra Certificates or Sierra Book-Entry Shares has not complied with the procedures in Section 3.4 to receive the applicable Merger Consideration to which such holder would otherwise be entitled, the applicable Merger Consideration to which such holder would otherwise be entitled in respect of such Sierra Certificates or Sierra Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Alpha, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing and to the fullest extent permitted by applicable Law, none of Alpha, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of a Sierra Certificate or Sierra Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Sierra Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Sierra Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1(b); provided, however, that Alpha or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable Merger Consideration, require the owners of such lost, stolen or destroyed Sierra Certificates to deliver a customary indemnity against any claim that may be made against Alpha, the Surviving Corporation or the Exchange Agent with respect to Sierra Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Alpha Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Alpha Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Sierra Certificate or Sierra Book-Entry Share with respect to any shares of Alpha Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 3.3, unless and until the holder of such Sierra Certificate or Sierra Book-Entry Share shall surrender such Sierra Certificate or Sierra Book-Entry Share in accordance with this Section 3.4. Subject to the effect of applicable abandoned property, escheat, Tax or other Laws, following surrender of any such Sierra Certificate or Sierra Book-Entry Share in accordance with this Section 3.4, there shall be paid by Alpha to the

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holder of the certificates representing whole shares of Alpha Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Alpha Common Stock to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Alpha Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Alpha Common Stock.

3.5 Stock-Based Awards.

(a) Treatment of Sierra Equity Awards.

(i) Treatment of Sierra RSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each time-based restricted stock unit award covering shares of Sierra Common Stock and granted by Sierra (each, a “Sierra RSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Alpha and shall be converted into a restricted stock unit award covering shares of Alpha Common Stock in accordance with this Section 3.5(a)(i) (each such assumed and converted Sierra RSU, an “Assumed RSU”). Each Assumed RSU shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to the corresponding Sierra RSU immediately prior to the Effective Time, except that, as of the Effective Time, each such Assumed RSU shall cover a number of whole shares of Alpha Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Sierra Common Stock subject to such Sierra RSU immediately prior to the Effective Time multiplied by (B) the Exchange Ratio.

(ii) Treatment of Sierra PSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each performance-based restricted stock unit award covering shares of Sierra Common Stock and granted by Sierra (each, a “Sierra PSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Alpha and shall be converted into a time-based restricted stock unit award covering shares of Alpha Common Stock in accordance with this Section 3.5(a)(ii) (each such assumed and converted Sierra PSU, an “Assumed PSU”). Each Assumed PSU shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to the corresponding Sierra PSU immediately prior to the Effective Time (including any requirement for continued service with Sierra or its affiliates but excluding any requirement to achieve specified performance objectives), except that, as of the Effective Time, each such Assumed PSU shall be a time-based award covering that number of whole shares of Alpha Common Stock (rounded down to the nearest whole share) equal to the product of (A) the Sierra Earned PSU Shares, multiplied by (B) the Exchange Ratio.

For purposes of this Section 3.5(a)(ii), “Sierra Earned PSU Shares” shall mean: (I) with respect to any outstanding Sierra PSU for which all applicable performance periods have been completed as of the Closing Date, the number of shares of Sierra Common Stock subject to such Sierra PSU that are earned based on the actual achievement of the performance objectives through the last day of the applicable performance period; and (II) with respect to any outstanding Sierra PSU for which all applicable performance periods have not been completed as of the Closing Date, the number of

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shares of Sierra Common Stock subject to such Sierra PSU that would be earned based on (x) for any performance objectives using total shareholder return, actual achievement as of the Closing Date, and (y) for any performance objectives not using total shareholder return, (A) actual achievement for any performance sub-period which has been completed as of the Closing Date, as determined by the Sierra Board and (B) the target level of performance for any performance sub-period which is incomplete as of the Closing Date.

(b) Treatment of Alpha Equity Awards.

(i) Treatment of Alpha RSUs. As of the Effective Time, each time-based restricted stock unit award covering shares of Alpha Common Stock and granted by Alpha (each an “Alpha RSU”) that is outstanding immediately prior to the Effective Time shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to such Alpha RSU immediately prior to the Effective Time.

(ii) Treatment of Alpha PSUs. As of the Effective Time, Alpha shall cause each performance-based restricted stock unit award covering shares of Alpha Common Stock and granted by Alpha (each an “Alpha PSU”) that is outstanding immediately prior to the Effective Time to be converted into a time-based restricted stock unit award covering shares of Alpha Common Stock in accordance with this Section 3.5(b)(ii) (each such converted Alpha PSU, a “Converted Alpha PSU”). Each Converted Alpha PSU shall continue to have, and shall continue to be subject to, the same terms and conditions as applied to the corresponding Alpha PSU immediately prior to the Effective Time (including any requirement for continued service with Alpha or its affiliates but excluding any requirement to achieve specified performance objectives), except that, as of the Effective Time, each such Converted Alpha PSU shall be a time-based award covering that number of whole shares of Alpha Common Stock equal to the Alpha Earned PSU Shares.

For purposes of this Section 3.5(b)(ii), “Alpha Earned PSU Shares” shall mean: (I) with respect to any outstanding Alpha PSU for which all applicable performance periods have been completed as of the Closing Date, the number of shares of Alpha Common Stock subject to such Alpha PSU that are earned based on the actual achievement of the performance objectives through the last day of the applicable performance period; and (II) with respect to any outstanding Alpha PSU for which all applicable performance periods have not been completed as of the Closing Date, the number of shares of Alpha Common Stock subject to such Alpha PSU that would be earned based on (x) for any performance objectives using total shareholder return, actual achievement as of the Closing Date, and (y) for any performance objectives not using total shareholder return, (A) actual achievement for any performance sub-period which has been completed as of the Closing Date, as determined by the Alpha Board and (B) the target level of performance for any performance sub-period which is incomplete as of the Closing Date.

(c) Treatment of Sierra Stock Plan. As of the Effective Time, Alpha shall, by virtue of the Merger, assume the Sierra Stock Plan. Following the Effective Time, Alpha shall continue to maintain such assumed plan (as it may be amended or terminated from time to time in accordance therewith).

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(d) Actions for Assumption of Equity Awards. Prior to the Effective Time, Sierra shall take all necessary actions for the adjustment and assumption of equity awards under this Section 3.5 (including assisting in the preparation of any Form S-8 or other registration and providing Alpha all information reasonably requested by Alpha for such preparation), and Alpha will be given an opportunity to comment on all resolutions and other documents as may be required to effectuate the provisions of this Section 3.5 (and all reasonable comments thereon shall be reflected by Sierra). Alpha shall take all actions that are necessary for the assumption of the Sierra RSUs and Sierra PSUs pursuant to this Section 3.5. As soon as reasonably practicable but in no event later than five (5) Business Days after the Effective Time, Alpha shall file a registration statement on Form S-8 (or any successor form) with respect to the shares of Alpha Common Stock issuable with respect to Assumed RSUs and Assumed PSUs.

3.6 Withholding Rights. Each of Alpha, the Surviving Corporation, Sierra, Alpha Merger Sub, the Exchange Agent and their respective affiliates, and any other applicable withholding agent (each, a “Withholding Agent”) as applicable, shall be entitled to deduct and withhold from the Merger Consideration or any other amount payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under the Code, the Treasury Regulations or any applicable provisions of U.S. state or local or non-U.S. Tax Law. Prior to making any such deduction or withholding (other than any such deduction or withholding with respect to amounts that are treated as compensation for applicable Tax purposes), the applicable Withholding Agent shall use commercially reasonable efforts to (a) provide the applicable payee with reasonable advance notice of such Withholding Agent’s intention to deduct or withhold, and (b) cooperate with the applicable payee to reduce or eliminate any such deduction or withholding. In the event any such deduction and withholding is required to be made in respect of Alpha Common Stock issued in the Merger, the applicable Withholding Agent is hereby authorized to sell such portion of the Alpha Common Stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable Withholding Agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable Withholding Agent shall notify such holder of such sale and shall remit (i) the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and (ii) the remaining net proceeds of such sale (after deduction for the amounts described in clause (i)), if any, to such holder; provided, further that to the extent practicable, any such deduction or withholding shall be applied first to any Fractional Shares Cash Amount. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

3.7 No Appraisal Rights. In accordance with the DGCL, no dissenters’ or appraisal rights, or other similar rights of objecting stockholders, shall be available with respect to the Merger or the other Transactions.

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ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SIERRA

Except (a) as set forth in the Sierra Disclosure Schedule (subject to Section 9.13) and (b) as otherwise disclosed or identified in the Sierra SEC Documents publicly filed prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Sierra SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Sierra SEC Document and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Sierra SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Sierra hereby represents and warrants to Alpha as follows:

4.1 Corporate Organization.

(a) Sierra is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Sierra has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Sierra is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Sierra has provided Alpha true, complete and correct copies of the Amended and Restated Certificate of Incorporation (the “Sierra Charter”), and Second Amended and Restated Bylaws (the “Sierra Bylaws”) of Sierra as in effect as of the date of this Agreement. Sierra is not in violation of any of the provisions of the Sierra Charter or the Sierra Bylaws.

(b) Each Subsidiary of Sierra is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Sierra has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Each Subsidiary of Sierra is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect.

4.2 Sierra Capitalization.

(a) The authorized capital stock of Sierra consists of one billion (1,000,000,000) shares of Sierra Common Stock, one hundred ninety-five million (195,000,000) shares of class B common stock, par value $0.00001 per share, of Sierra (the “Sierra Class B Common Stock”) and five million (5,000,000) shares of preferred stock, par value $0.00001 per share, of Sierra (the “Sierra Preferred Stock”). As of November 2, 2026 (the “Capitalization Date”), (i) 168,471,900 shares of Sierra Common Stock (other than shares held in treasury) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of

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preemptive rights, (ii) 3,908,387 shares of Sierra Common Stock were held in the treasury of Sierra or by its Subsidiaries, (iii) 15,977,036 shares of Sierra Common Stock were reserved and available for issuance pursuant to the Sierra Stock Plan, of which amount (A) 2,269,133 shares of Sierra Common Stock were underlying outstanding Sierra RSUs, and (B) 1,606,541 shares of Sierra Common Stock were underlying outstanding Sierra PSUs assuming satisfaction of any performance vesting conditions at target levels and 3,213,082 shares of Sierra Common Stock were underlying outstanding Sierra PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) no shares of Sierra Class B Common Stock were issued and outstanding and (v) no shares of Sierra Preferred Stock were issued and outstanding. Except for Sierra RSUs and Sierra PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which Sierra or any of its Subsidiaries is a party or by which Sierra or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Sierra, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Sierra or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Sierra. Since the Capitalization Date, Sierra has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a). Sierra has previously provided Alpha with a true and complete list, as of the Capitalization Date, of each outstanding Sierra RSU and Sierra PSU, the holder thereof, the grant date thereof, the number of shares of Sierra Common Stock subject to each such Sierra RSU and Sierra PSU (assuming satisfaction of any performance vesting conditions at maximum levels) and the vesting conditions thereof. All shares of Sierra Common Stock subject to issuance under the Sierra Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Sierra having the right to vote on any matters on which stockholders of Sierra may vote. Neither Sierra nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Sierra. All Sierra RSUs and Sierra PSUs were granted under and in compliance with the terms of the Sierra Stock Plan and applicable Law and no other types of awards were issued under the Sierra Stock Plan.

(b) Section 4.2(b) of the Sierra Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Sierra and (ii) the jurisdiction of organization of each such Subsidiary. None of Sierra or any of its Subsidiaries holds any Equity Interests in any other Person other than its Subsidiaries. Each outstanding share of capital stock of, or other Equity Interests in, each Subsidiary of Sierra is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Sierra or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

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4.3 Authority; Execution and Delivery; Enforceability.

(a) Sierra has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the Sierra Stockholder Approval, to consummate the Transactions. The execution and delivery by Sierra of this Agreement, the performance and compliance by Sierra with each of its obligations herein and the consummation by Sierra of the Transactions have been duly authorized by all necessary corporate action on the part of Sierra, subject to the receipt of the Sierra Stockholder Approval, and no other corporate proceedings on the part of Sierra and no other stockholder votes are necessary to authorize this Agreement or the consummation by Sierra of the Transactions. Sierra has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Alpha and Alpha Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Sierra Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of Sierra and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of Sierra for their adoption, and (iv) recommending that Sierra’s stockholders adopt this Agreement (such recommendation, the “Sierra Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Section 5.23, the Sierra Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of Sierra, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Sierra necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the shares of Sierra Common Stock outstanding and entitled to vote thereon at the Sierra Stockholders Meeting (the “Sierra Stockholder Approval”). No other vote of the holders of Sierra Common Stock or any other Equity Interests of Sierra is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Sierra does not and will not, and the performance of this Agreement by Sierra and the consummation of the Transactions will not, (i) assuming the Sierra Stockholder Approval is obtained, conflict with or violate any provision of the Sierra Charter or Sierra Bylaws or any equivalent organizational documents of any Subsidiary of Sierra, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Sierra or any of its Subsidiaries or by which any property or asset of Sierra or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Sierra or any of its Subsidiaries pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Sierra Material Adverse Effect.

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(b) The execution and delivery of this Agreement by Sierra does not and will not, and the consummation by Sierra of the Transactions and compliance by Sierra with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the Nasdaq, (ii) under the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Sierra Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Sierra has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Sierra with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Sierra SEC Documents”). None of the Subsidiaries of Sierra is required to make or makes any filings with the SEC. Each Subsidiary of Sierra that is required to file or furnish any reports, schedules, forms, statements, prospectuses or other documents with any Foreign Securities Authority has filed or furnished on a timely basis all such documents required to be filed or furnished by it under applicable Foreign Securities Laws since January 1, 2024.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Sierra SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Sierra SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements included or incorporated by reference in any Sierra SEC Document.

(c) The consolidated financial statements of Sierra and its Subsidiaries included or incorporated by reference in the Sierra SEC Documents (including, in each case, any notes or schedules thereto) (the “Sierra SEC Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Sierra SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Sierra and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in Sierra SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Sierra SEC Financial Statements, to normal year-end adjustments that are not material in significance or amount and the absence of notes.

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(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Sierra SEC Documents and none of the Sierra SEC Documents is, to the Knowledge of Sierra, the subject of ongoing SEC review or investigation. To the Knowledge of Sierra, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of Sierra.

(e) Sierra has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Sierra’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Sierra in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Sierra’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Sierra’s management has completed an assessment of the effectiveness of Sierra’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Sierra SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2024, Sierra has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Sierra’s ability to record, process, summarize and report financial information and Sierra does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Sierra’s internal control over financial reporting. Sierra has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Sierra SEC Documents.

(f) Sierra and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Sierra’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Sierra SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Sierra SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Sierra Material Adverse Effect.

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(g) Neither Sierra nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Sierra and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sierra or any of its Subsidiaries in Sierra’s published financial statements or other Sierra SEC Documents.

4.6 Absence of Certain Changes or Events. Since December 31, 2025 and through the date of this Agreement, except as otherwise contemplated by this Agreement, (a) Sierra and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Sierra Material Adverse Effect.

4.7 Information Supplied. None of the information supplied or to be supplied by Sierra for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Alpha in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Alpha Common Stock and Sierra Common Stock and at the time of each of the Sierra Stockholders Meeting and the Alpha Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b), that no representation or warranty is made by Sierra to such portions thereof that relate expressly to Alpha or any of its Subsidiaries, including Alpha Merger Sub, or to statements made therein based on information supplied by or on behalf of Alpha for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

4.8 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or to the Knowledge of Sierra, threatened against Sierra or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Sierra, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (a) prevent or materially delay the consummation of the Transactions or (b) have a Sierra Material Adverse Effect. Neither Sierra nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Sierra Material Adverse Effect.

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4.9 Compliance with Laws. (a) Sierra and its Subsidiaries are in compliance, and since January 1, 2024 have been in compliance, with all Laws (including Environmental Laws) and Orders applicable to Sierra or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Sierra or its Subsidiaries), and (b) neither Sierra nor any of its Subsidiaries has, since January 1, 2024, received any written communication from a Governmental Entity that alleges that Sierra or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sierra Material Adverse Effect.

4.10 Permits. Sierra and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, variances, waivers, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Sierra Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (a) the operation of the business of Sierra and its Subsidiaries as currently conducted is not, and since January 1, 2024 or since the date of issuance of such Permit (whichever period is shorter), has not been, in violation of, nor is Sierra or any of its Subsidiaries in default or violation under, any Permit and (b) to the Knowledge of Sierra, no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of Sierra, threatened in writing, that seek the suspension, revocation, cancellation or adverse modification of any Permit and (ii) neither Sierra nor its Subsidiaries have, since January 1, 2024, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Sierra has any charge, claim or assertion been threatened.

4.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “Sierra Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by Sierra or any of its Subsidiaries, or under which Sierra or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law.

(b) Section 4.11(b) of the Sierra Disclosure Schedule sets forth an accurate and complete list of each material Sierra Benefit Plan. With respect to each material Sierra Benefit Plan maintained in the United States, Sierra has provided, as applicable, (i) true and correct copies of each material Sierra Benefit Plan (or, in the case of any such Sierra Benefit Plan that is unwritten, a description thereof) (provided that agreements with individual employees of

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Sierra or its Subsidiaries may be provided on an anonymized basis and templates may be provided in lieu of copies of individual agreements that do not deviate from such templates), (ii) the most recent summary plan description (and all summaries of material modifications), (iii) the most recent determination, advisory or opinion letter received from the IRS, and (iv) all non-routine material correspondence with any Governmental Entity dated within the past three (3) years.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, each Sierra Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Sierra Benefit Plans have been timely made or, if applicable, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Sierra SEC Documents prior to the date of this Agreement.

(d) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Sierra Material Adverse Effect: (i) each Sierra Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Sierra Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Sierra, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Sierra Benefit Plan or the exempt status of any such trust, (ii) each Sierra Benefit Plan that is maintained outside of the United States and required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Sierra Benefit Plan, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Sierra is threatened, against or with respect to any Sierra Benefit Plan, including any audit or inquiry by any Governmental Entity. No Sierra Benefit Plan that is maintained outside of the United States is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(e) No Sierra Benefit Plan is, and, in the past six (6) years none of Sierra, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a multiemployer plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, a “Sierra Pension Plan”). No material liability under Title IV of ERISA has been incurred by Sierra, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have a Sierra Material Adverse Effect. With respect to each Sierra Pension Plan: (A) no liability to the Pension Benefit Guaranty Corporation (the “PBGC”) has been incurred (other than for premiums not yet due);

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(B) no such Sierra Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (C) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last twenty-four (24) months; (D) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of Sierra or its Subsidiaries; and (E) no such Sierra Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(f) No Sierra Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any current or former director, employee or their respective dependents (other than as required by health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state law (“COBRA”) at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(g) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Sierra or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any Sierra Benefit Plan or (iv) result in any breach or violation of, or default under any Sierra Benefit Plan.

(h) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of Sierra or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, each Sierra Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan, Contract or other arrangement to which Sierra or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes under Sections 409A or 4999 of the Code.

4.12 Employee and Labor Matters.

(a) Neither Sierra nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, agreement with any works council or other labor Contract with any union, employee association, works council or any other labor organization (collectively, a “Union”); to the Knowledge of Sierra, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Sierra or any of its Subsidiaries (collectively, the “Sierra Business Personnel”); to the Knowledge of Sierra, there are no representation or

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certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Sierra, there are no material organizing or decertification activities by or with respect to any Sierra Business Personnel. There is no material unfair labor practice charge pending or threatened in writing against Sierra or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity. There is no material labor strike, dispute, lockout, slowdown, stoppage or other material labor dispute pending or, to the Knowledge of Sierra, threatened against Sierra or any of its Subsidiaries. There are no notice, consent, or other obligations under any collective bargaining agreement or other Contract with a Union that will be triggered by this Agreement or the transactions contemplated herein.

(b) Sierra and its Subsidiaries are, and have since January 1, 2024 been, in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding or social security Taxes and any similar Tax, except for noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sierra Material Adverse Effect.

(c) In the past three (3) years, Sierra and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Sierra or any of its Subsidiaries.

(d) In the past three (3) years, neither Sierra nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable foreign, state or local Laws (each a “WARN Act”)) or similar event triggering notice or liability under any applicable WARN Act.

(e) In the past three (3) years, there have been no Proceedings against Sierra or any of its Subsidiaries involving any labor or employment claims, except as would not have a Sierra Material Adverse Effect.

(f) Sierra has provided to Alpha a headcount of all employees employed by Sierra or any Subsidiary as of the most recent payroll date prior to the date hereof that is materially complete and correct by (i) name or employee identification number, (ii) job title, (iii) primary work location (city, state (if applicable) and country), (iv) whether paid on a salary, hourly or other basis, (v) current annual base salary, hourly wage rate or other base compensation rate, (vi) status as exempt or non-exempt under applicable wage and hour Laws (if applicable), and (vii) employing entity.

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(g) Sierra has provided to Alpha a headcount of all individual independent contractors (including those providing services through a sole proprietorship or an entity wholly owned and operated by them) providing services to Sierra or any Subsidiary that is materially complete and correct by (i) name, (ii) services performed, and (iii) primary work location.

4.13 Environmental Matters. Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in a Sierra Material Adverse Effect:

(a) Sierra and each of its Subsidiaries (i) maintain all Environmental Permits necessary to conduct their business and to use their properties and assets and (ii) since January 1, 2024 or the date of issuance of such Environmental Permit (whichever period is shorter), have been in compliance with their respective Environmental Permits.

(b) Since January 1, 2024, Sierra and each of its Subsidiaries are not and, since January 1, 2024, have not been subject to any liability with respect to noncompliance with any Environmental Laws. There are no Environmental Claims or Proceedings pending or to the Knowledge of Sierra, threatened against Sierra or any of its Subsidiaries, and neither Sierra nor any of its Subsidiaries has received written notification of any actual or alleged responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There has been no Release of Hazardous Materials by Sierra or any of its Subsidiaries or, to the Knowledge of Sierra, by any other Person, at or from any properties that are owned, operated, leased or used by Sierra or any of its Subsidiaries or, to the Knowledge of Sierra, at properties that were formerly owned, operated, leased or used by Sierra or any of its Subsidiaries, that are reasonably likely to cause Sierra or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) Neither Sierra nor any of its Subsidiaries has knowingly generated, handled, treated, stored, disposed of, arranged for the disposal of, transported, or exposed any Person to any Hazardous Material in violation of Environmental Law, or in quantities or concentrations imposing any liability on Sierra or any of its Subsidiaries pursuant to Environmental Laws.

(e) Neither Sierra nor any of its Subsidiaries have entered into, agreed to, or become subject to any Order relating to compliance with Environmental Laws or Environmental Permits, including obligations for investigations, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of, or exposure to, Hazardous Materials.

(f) Neither Sierra nor any of its Subsidiaries has assumed by contract any liability of another Person under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or relating to any Hazardous Materials.

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4.14 Real Property.

(a) Section 4.14(a) of the Sierra Disclosure Schedule sets forth a list of all real property owned in fee by Sierra and any of its Subsidiaries (collectively, the “Sierra Owned Real Property”). Sierra or its Subsidiaries, as the case may be, holds good and marketable fee title to all of the Sierra Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Sierra Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

(b) Section 4.14(b) of the Sierra Disclosure Schedule sets forth a complete and accurate description of all real property leased or subleased by Sierra or any of its Subsidiaries (collectively, the “Sierra Leased Real Property”, and together with the Sierra Owned Real Property, the “Sierra Real Property”), as well as a description of the leases and subleases pursuant to which each of Sierra and its Subsidiaries hold such leasehold or subleasehold interest, together with all amendments, waivers and guaranties relating thereto (such leases and subleases, together with all amendments, waivers and guaranties relating thereto, collectively, the “Sierra Real Property Leases”). Sierra or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all Sierra Leased Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, Sierra and each of its Subsidiaries and, to the Knowledge of Sierra, any other party to such Sierra Real Property Lease, is in compliance with all terms and conditions of each Sierra Real Property Lease, and neither Sierra nor any of its Subsidiaries has received any notice of default thereunder that is outstanding and remains uncured beyond any applicable period of cure, nor does Sierra or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Sierra Real Property Lease by the party that is the lessee or lessor of such Sierra Leased Real Property. Each Sierra Real Property Lease is (i) valid, in full force and effect, and constitutes a valid and legally binding obligation of Sierra or the Subsidiary party thereto and, to the Knowledge of Sierra, of each other party thereto, and (ii) enforceable against Sierra or such Subsidiary and, to the Knowledge of Sierra, each other party thereto, in accordance with its terms.

(c) The rights and interests of Sierra and its Subsidiaries in the Sierra Real Property constitute all of the material rights and interests in real property used or necessary for use in connection with the conduct of the business of Sierra and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Sierra’s Knowledge, there are no such Proceedings threatened, affecting any portion of the rights or interests of Sierra or its Subsidiaries in any Sierra Real Property, and (ii) no casualty event has occurred with respect to

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any Sierra Real Property that has not been remedied (including in compliance with any applicable Sierra Real Property Lease). Neither Sierra nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Sierra Real Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Neither Sierra nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the rights or interests of Sierra or its Subsidiaries in any of the Sierra Real Property or any material portion thereof. Neither Sierra nor its Subsidiaries is party to any agreement to purchase or sell any real property.

4.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Sierra Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Sierra or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Sierra and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), (D) Sierra and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Sierra SEC Documents for all Taxes payable by Sierra and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Sierra and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, customer, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Sierra or any of its Subsidiaries has been filed or entered into with any Taxing Authority, for which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Sierra nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Sierra nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other Proceeding with respect to any Taxes or Tax Return nor has any audit or other Proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Sierra or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Sierra SEC Documents.

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(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Sierra or any of its Subsidiaries has not filed a Tax Return of a particular type that Sierra or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject of such Tax Return, which claim has not been completely resolved.

(v) Neither Sierra nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Sierra or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Sierra or (II) Sierra and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Sierra or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of Sierra or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Sierra nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither Sierra nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise resident for Tax purposes, in each case, in any country other than the country of its formation.

(ix) Neither Sierra nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business, or (F) deferred intercompany transactions or excess loss accounts described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law).

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(b) Neither Sierra nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a “plan” (or “series of related transactions”), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Sierra nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.16 Material Contracts.

(a) Section 4.16(a) of the Sierra Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Sierra Benefit Plans (other than with respect to clause (vii) or (viii) hereof), to which Sierra or any of its Subsidiaries is a party or by which Sierra or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof) (A) in excess of $5,000,000 or (B) that becomes due and payable as a result of the Transactions;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Sierra or any of its Subsidiaries pursuant to which Sierra or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations in excess of $2,500,000 in the aggregate for each such purchase, acquisition, sale, transfer or disposition;

(iv) any agreement that by its terms prevents or materially restricts the payment of dividends or other distributions by Sierra or any of its Subsidiaries;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs or liabilities by Sierra with any other Person or any of its Subsidiaries (other than Contracts solely among Sierra and its Subsidiaries);

(vi) any collective bargaining agreement or other labor Contract with any Union;

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(vii) any Contract for the employment or engagement of any individual on an employee, consulting or other basis that (A) provides for any transaction, change in control, retention or similar payment (whether or not payable in connection with the Merger or the other Transactions) or (B) cannot be terminated for any reason or no reason upon ninety (90) days’ notice or less without further payment, liability or obligation other than severance not in excess of three (3) months of base salary and COBRA premiums;

(viii) any Contract between Sierra or any of its Subsidiaries, on the one hand, and (A) any current or former director, officer, employee or other individual service provider of Sierra, (B) any Person beneficially owning five percent (5%) or more of the outstanding Sierra Common Stock or (C) any affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, on the other hand, which contract has a value in excess of $500,000;

(ix) any Contract (other than purchase orders) with (A) a Sierra Material Customer or (B) a Sierra Material Supplier;

(x) any Contract which obligates Sierra to make any capital commitment or expenditure (including pursuant to any development project or joint venture) in excess of $2,500,000 individually or $5,000,000 in the aggregate, other than as set forth in Sierra’s budgeted capital expenditures for Sierra’s 2026 fiscal year as disclosed to Alpha prior to the date hereof;

(xi) any Contract that restricts the use or enforcement by Sierra or any of its Subsidiaries of any Sierra Material Intellectual Property (including settlement agreements, covenants not to assert and consents to use);

(xii) any Contract pursuant to which Sierra or any of its Subsidiaries licenses to or from a third party or otherwise grants or is granted the right to use or exploit Intellectual Property that is material to the conduct of the business of Sierra and its Subsidiaries as presently conducted, except (A) shrink-wrap, click-through or off-the-shelf software licenses and (B) non-exclusive licenses granted by Sierra or any of its Subsidiaries in the ordinary course of business;

(xiii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Sierra or any of its Subsidiaries will have any material outstanding obligations after the date of this Agreement;

(xiv) any Government Contract; or

(xv) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Sierra and its affiliates, taken as a whole, is or would be conducted, including contracts with “most favored nations” provisions, preferential rights or rights of first or last offer or refusal to any third party, or limitations on sales, or supply or distribution of any services or product or to acquire any Person.

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(b) Sierra has heretofore made available to Alpha true, correct and complete copies of the Contracts set forth in Section 4.16(a) not filed as exhibits to the Sierra SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, all Contracts set forth or required to be set forth in Section 4.16(a) of the Sierra Disclosure Schedule or filed or required to be filed as exhibits to the Sierra SEC Documents (the “Sierra Material Contracts”) are valid, binding and in full force and effect and are enforceable by Sierra or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Sierra nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Sierra Material Contract and, to the Knowledge of Sierra, no other party to any Sierra Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, neither Sierra nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Sierra Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Sierra Material Contract.

4.17 Intellectual Property.

(a) Section 4.17(a) of the Sierra Disclosure Schedule lists all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) domain name registrations, in each case, that are owned by Sierra or any of its Subsidiaries, together with identification of the record (and if different, beneficial) owner, jurisdiction or domain name registrar, the applicable filing and registration dates, application serial numbers and registration/patent numbers, as applicable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) Sierra and its Subsidiaries exclusively own all Intellectual Property owned or purported to be owned by them, free and clear of all Liens other than Permitted Liens, (ii) each of Sierra and its Subsidiaries has a valid and enforceable right to use all Intellectual Property that is necessary for or used in the conduct of the businesses of Sierra and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by Sierra, nor the performance of this Agreement by Sierra, will result in the loss, forfeiture, termination or impairment of, or give rise to a right of any Person to limit, terminate or consent to or require additional consideration for the continued use of, any rights of Sierra or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) neither Sierra nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person, (ii) neither Sierra nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved)

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alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of Sierra, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Sierra or any of its Subsidiaries, (iv) neither Sierra nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or other violation, and (v) there are no Proceedings pending against Sierra or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any Sierra Material Intellectual Property.

(c) All trade secrets and other proprietary confidential information included in the Sierra Material Intellectual Property have been maintained in confidence by Sierra and its Subsidiaries using commercially reasonable protection procedures. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, to the Knowledge of Sierra, there has been no unauthorized access to, use or disclosure of any trade secrets or other proprietary confidential information owned or held by Sierra or one of its Subsidiaries. All former and current officers, directors, employees, personnel, consultants, advisors, agents and independent contractors of Sierra and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property purported to be owned by Sierra or any of its affiliates have entered into valid and binding proprietary rights agreements with Sierra or one of its Subsidiaries or any of its or their predecessors assigning ownership of such Intellectual Property to Sierra or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect or where such ownership vests in Sierra or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) neither Sierra nor any of its Subsidiaries has used, incorporated, embedded or linked to any Open Source Software in any software included in the Sierra Material Intellectual Property (“Sierra Proprietary Software”), and (ii) no Sierra Proprietary Software is derived from any Open Source Software in a manner that would require, or would condition the use or distribution of such Sierra Proprietary Software or a portion thereof on, (A) the disclosure, licensing or distribution of any source code for any Sierra Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Sierra Proprietary Software, or (C) licensing or otherwise distributing or making available Sierra Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, neither Sierra nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent or otherwise) to deliver or license, the source code for any Sierra Proprietary Software to any escrow agent or other Person who is not an employee, consultant or independent contractor of Sierra or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

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(e) The IT Assets owned, leased or licensed by Sierra and its Subsidiaries and used by them in the operation of their businesses (the “Sierra IT Assets”) are sufficient for and operate as required by Sierra and its Subsidiaries to operate the business of Sierra and its Subsidiaries as presently conducted and have not, since January 1, 2024, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, Sierra and its Subsidiaries have implemented and maintain commercially reasonable measures to protect the confidentiality and security of the Sierra IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (i) Sierra and its Subsidiaries have implemented and maintain commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Sierra IT Assets and (ii) to the Knowledge of Sierra, there has been no unauthorized access to the Sierra IT Assets since January 1, 2024 that has resulted in any unauthorized use, access, modification, misappropriation, deletion or corruption of any material information or data stored therein or transmitted thereby.

4.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, since January 1, 2024, (a) Sierra and its Subsidiaries, and to the Knowledge of Sierra, all third parties processing Personal Information on behalf of Sierra or any Subsidiary (collectively, “Sierra Data Processors”), have been in compliance with the Payment Card Industry Data Security Standard and all applicable Laws, public-facing policies and notices and contractual commitments, in each case, related to privacy, security, breach notification requirements, the privacy of electronic communications, the transmission of marketing messages through any means or the processing of Personal Information (collectively, “Sierra Privacy Requirements”), (b) Sierra and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical and technical measures designed to protect Personal Information and Sierra Data, including against unauthorized or unlawful access, acquisition, interruption, alteration, erasure, destruction, modification, encryption, exfiltration, loss, disclosure or use (“Security Incident”), (c) none of Sierra, any Subsidiary of Sierra or to the Knowledge of Sierra, any Sierra Data Processor, has experienced any Security Incident or notified or been required to notify any Person of a Security Incident, and (d) neither Sierra nor any Subsidiary of Sierra has been subject to any investigation or enforcement action by any Governmental Entity, or received any written notification, inquiry, claim or complaint from any Person, in each case, that alleges a violation of any Sierra Privacy Requirements.

4.19 Anti-Corruption and Trade Sanctions.

(a) Sierra and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of Sierra, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Sierra or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; (iii) during the past five (5) years have not conducted any material internal investigation with respect to, or made any voluntary, directed or involuntary disclosure to any Governmental Entity regarding any actual or alleged violation of the FCPA or any other Anti-corruption Laws; and (iv) during the past five (5) years have implemented and maintained policies and procedures reasonably designed to promote and achieve compliance with the FCPA and any other applicable Anti-corruption Laws.

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(b) During the past five (5) years, none of Sierra, its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of Sierra, any Representative or Person authorized to act on behalf of Sierra or its Subsidiaries (including any distributor, agent, sales intermediary or other third party), has directly or indirectly offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in violation of any Anti-corruption Laws.

(c) During the past five (5) years, Sierra and its Subsidiaries have made and maintained complete and accurate books, records and accounts that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in all material respects.

(d) Since April 24, 2019, neither Sierra, its Subsidiaries nor any of their directors, officers or employees, or, to the Knowledge of Sierra, any other Persons acting for or on behalf of the foregoing, is or has been a Person that is (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person operating, located, organized or resident in a country that is the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria (prior to July 1, 2025), the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic) (a “Sanctioned Country”); (iii) the government of a Sanctioned Country or the Government of Venezuela; or (iv) any Person fifty percent (50%) or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons (collectively, “Sanctioned Persons”).

(e) Since April 24, 2019, none of Sierra or any of its Subsidiaries has had a customer or supplier or other business relationship with, entered into or been a party to any Contract with, or engaged in any transaction with or involving, any Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, Sierra and each of its Subsidiaries have been in compliance in all material respects with (i) applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including OFAC, the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom (“Sanctions”) and (ii) applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Code, the U.S.

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customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1 and the Foreign Trade Regulations (15 C.F.R. Part 30), and applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law (“Trade Control Laws”).

(g) To the Knowledge of Sierra, there is no current investigation, allegation, request for information or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by Sierra or any of its Subsidiaries.

(h) Sierra has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to Sierra and its Subsidiaries, taken as a whole.

4.20 Customers and Suppliers. Section 4.20 of the Sierra Disclosure Schedule sets forth a true, complete and correct list of (x) the twenty (20) largest customers of Sierra and its Subsidiaries (determined on the basis of the total dollar amount of sales in the nine (9) months ended September 30, 2026) (each a “Sierra Material Customer”) and (y) the twenty (20) largest suppliers to Sierra and its Subsidiaries (determined on the basis of the total dollar amount of purchases in the nine (9) months ended September 30, 2026) (each a “Sierra Material Supplier”), including the total dollar amount of sales to or purchases from, as the case may be, each Sierra Material Customer or Sierra Material Supplier during such period. Since January 1, 2025 through the date of this Agreement, (a) no Sierra Material Customer or Sierra Material Supplier has, to the Knowledge of Sierra, notified Sierra or any of its Subsidiaries in writing that it intends to terminate, cancel or materially curtail its business relationship with Sierra or any of its Subsidiaries and (b) neither Sierra nor any of its Subsidiaries has been engaged in a dispute that is material to Sierra and its Subsidiaries, taken as a whole, with a Sierra Material Customer or Sierra Material Supplier.

4.21 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.21 of the Sierra Disclosure Schedule, neither Sierra nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Sierra or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.22 Opinion of Financial Advisor. Jefferies LLC, Sierra’s financial advisor, has delivered to the Sierra Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the shares of Sierra Common Stock. Sierra will make available to Alpha a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

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4.23 Ownership of Alpha Common Stock. Neither Sierra nor any of its affiliates or associates is, nor at any time during the last three (3) years has Sierra or any of its affiliates or associates been, an “interested stockholder” of Alpha as defined in Section 203 of the DGCL. Sierra and its Subsidiaries, affiliates and associates do not beneficially own any shares of Alpha Common Stock or other securities of Alpha or any options, warrants or other rights to acquire Alpha Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Alpha.

4.24 Insurance. Sierra and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of Sierra has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect, (a) all insurance policies maintained by or on behalf of Sierra or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by Sierra or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither Sierra nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither Sierra nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

4.25 Related Party Transactions. From January 1, 2024 through the date of this Agreement, there have been no transactions or contracts between Sierra or any of its Subsidiaries, on the one hand, and any affiliates (other than Sierra’s Subsidiaries) of Sierra or other Persons, on the other hand, that would be required to be reported by Sierra pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

4.26 No Other Representations or Warranties. Sierra hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 5, (a) none of Alpha, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Alpha or its business or operations, including with respect to any information provided or made available to Sierra or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Sierra or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Alpha, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Sierra, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Sierra or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Sierra or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Alpha, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Alpha set forth in Article 5) Sierra and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Alpha or any Person with respect to Alpha other than the representations and warranties set forth in this Agreement.

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ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ALPHA

Except (a) as set forth in the Alpha Disclosure Schedule (subject to Section 9.13) and (b) as otherwise disclosed or identified in the Alpha SEC Documents publicly filed prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Alpha SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Alpha SEC Document and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Alpha SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Alpha and Alpha Merger Sub hereby represent and warrant to Sierra as follows:

5.1 Corporate Organization.

(a) Alpha is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Alpha has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Alpha is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Alpha has provided Sierra true, complete and correct copies of the Amended and Restated Certificate of Incorporation (the “Alpha Charter”), and Amended and Restated Bylaws (the “Alpha Bylaws”) of Alpha as in effect as of the date of this Agreement. Alpha is not in violation of any of the provisions of the Alpha Charter or the Alpha Bylaws.

(b) Each Subsidiary of Alpha is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Alpha has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Each Subsidiary of Alpha is duly licensed or qualified to do business in each jurisdiction where such licensing or qualification is necessary due to the nature of the business it conducts or the character or location of the properties and assets that it owns or leases, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

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5.2 Alpha Capitalization.

(a) The authorized capital stock of Alpha consists of one billion (1,000,000,000) shares of Alpha Common Stock and five million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Alpha Preferred Stock”). As of the Capitalization Date, (i) 154,269,366 shares of Alpha Common Stock (other than shares held in treasury) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) zero shares of Alpha Common Stock were held in the treasury of Alpha or by its Subsidiaries, (iii) 30,802,260 shares of Alpha Common Stock were reserved and available for issuance pursuant to the Alpha Stock Plan, of which amount (A) 4,322,384 shares of Alpha Common Stock were underlying outstanding Alpha RSUs and (B) 1,932,803 shares of Alpha Common Stock were underlying outstanding Alpha PSUs assuming satisfaction of any performance vesting conditions at target levels and 3,865,606 shares of Alpha Common Stock were underlying outstanding Alpha PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) 3,190,393 shares of Alpha Common Stock were reserved and available for issuance pursuant to the Alpha 2021 Employee Stock Purchase Plan (the “Alpha ESPP”), (v) 14,000,000 shares of Alpha Common Stock were reserved and available for issuance upon Alpha’s election to pay any “Deferred Consideration Payment” or “Performance Earn-Out Payment” (each as defined in the AWM Purchase Agreement) in shares of Alpha Common Stock pursuant to Sections 1.05 and 1.06 of the AWM Purchase Agreement, respectively, (vi) 400,000 shares of Alpha Preferred Stock designated as Series A Perpetual Preferred Stock were issued and outstanding, (vii) $325,000,000 in aggregate principal amount was outstanding under the Alpha 2028 Convertible Notes, with a Conversion Rate (as defined in the Alpha 2028 Indenture) equal to 17,809,795 shares of Alpha Common Stock per each $1,000 of principal, and (viii) $345,000,000 in aggregate principal amount was outstanding under the Alpha 2031 Convertible Notes, with a Conversion Rate (as defined in the Alpha 2031 Indenture) equal to 42,478,539 shares of Alpha Common Stock per each $1,000 of principal. Except for Alpha RSUs, Alpha PSUs, shares of Alpha Common Stock available for issuance under the Alpha ESPP, shares of Alpha Common Stock available for issuance pursuant to the APA Purchase Agreement, shares of Alpha Common Stock available for issuance pursuant to the AWM Purchase Agreement, the Alpha Preferred Stock, the Alpha Convertible Notes and the Alpha Capped Calls, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which Alpha or any of its Subsidiaries is a party or by which Alpha or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Alpha, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Alpha or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Alpha. Since the Capitalization Date, Alpha has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 5.2(a). Alpha has previously provided Sierra with a true and complete list, as of the Capitalization Date, of each outstanding Alpha RSU and Alpha PSU, the holder thereof, the grant date thereof, the number of shares of Alpha Common Stock subject to each such Alpha RSU and Alpha PSU (assuming satisfaction of any performance vesting conditions at maximum levels) and the vesting conditions thereof. All shares of Alpha Common Stock subject to issuance under the Alpha Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Alpha having the right to vote on any matters on which stockholders of Alpha may vote. Neither Alpha nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Alpha. All Alpha RSUs and Alpha PSUs were granted under and in compliance with the terms of the Alpha Stock Plan and applicable Law and no other types of awards were issued under the Alpha Stock Plan.

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(b) Section 5.2(b) of the Alpha Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Alpha and (ii) the jurisdiction of organization of each such Subsidiary. None of Alpha or any of its Subsidiaries holds any Equity Interests in any other Person other than its Subsidiaries. Each outstanding share of capital stock of, or other Equity Interests in, each Subsidiary of Alpha is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Alpha or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

5.3 Authority; Execution and Delivery; Enforceability.

(a) Each of Alpha and Alpha Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the Alpha Stockholder Approval (with respect to Alpha) and to the adoption of this Agreement by Alpha as the sole stockholder of Alpha Merger Sub (with respect to Alpha Merger Sub), to consummate the Transactions. The execution and delivery by each of Alpha and Alpha Merger Sub of this Agreement, the performance and compliance by each of Alpha and Alpha Merger Sub with each of its obligations herein and the consummation by each of Alpha and Alpha Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Alpha and Alpha Merger Sub, subject to the receipt of the Alpha Stockholder Approval and to the adoption of this Agreement by Alpha as the sole stockholder of Alpha Merger Sub, and no other corporate proceedings on the part of Alpha or Alpha Merger Sub and no other stockholder votes are necessary to authorize this Agreement or the consummation by Alpha or Alpha Merger Sub of the Transactions. Each of Alpha and Alpha Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Sierra of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Alpha Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Alpha Common Stock in connection with the Merger (the “Alpha Common Stock Issuance”) and the Alpha Charter Amendment, are advisable, fair to and in the best interests of Alpha and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, the Alpha Common Stock Issuance and the Alpha Charter Amendment, (iii) directing that the Alpha Common Stock Issuance be submitted to the stockholders of Alpha for approval, and (iv) recommending that the Alpha stockholders approve the Alpha Common Stock Issuance (such recommendation, the “Alpha Board Recommendation”). The board of directors of Alpha Merger Sub adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of Alpha Merger Sub and its sole stockholder, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the sole stockholder of Alpha Merger Sub for approval, and (iv) recommending that Alpha, in its capacity as the sole stockholder of Alpha Merger Sub, approve and adopt this Agreement.

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(c) Subject to the accuracy of the representations and warranties in Section 4.23, the Alpha Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of Alpha, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Alpha necessary to approve this Agreement and the Transactions is the approval of the Alpha Common Stock Issuance by affirmative vote of the holders of a majority of the voting power of the shares of Alpha Common Stock present in person or represented by proxy at the Alpha Stockholders Meeting and entitled to vote thereon (the “Alpha Stockholder Approval”). No other vote of the holders of Alpha Common Stock or any other Equity Interests of Alpha is necessary to consummate the Transactions.

5.4 No Conflicts.

(a) The execution and delivery of this Agreement by Alpha does not and will not, and the performance of this Agreement by Alpha and the consummation of the Transactions will not, (i) assuming the Alpha Stockholder Approval is obtained, conflict with or violate any provision of the Alpha Charter or Alpha Bylaws or any equivalent organizational documents of any Subsidiary of Alpha, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.4(b) have been obtained and all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Alpha or any of its Subsidiaries or by which any property or asset of Alpha or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Alpha or any of its Subsidiaries pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Alpha Material Adverse Effect.

(b) The execution and delivery of this Agreement by Alpha does not and will not, and the consummation by Alpha of the Transactions and compliance by Alpha with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the Nasdaq, (ii) under the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Alpha Material Adverse Effect.

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5.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Alpha has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Alpha with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Alpha SEC Documents”). None of the Subsidiaries of Alpha is required to make or makes any filings with the SEC. Each Subsidiary of Alpha that is required to file or furnish any reports, schedules, forms, statements, prospectuses or other documents with any Foreign Securities Authority has filed or furnished on a timely basis all such documents required to be filed or furnished by it under applicable Foreign Securities Laws since January 1, 2024.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Alpha SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Alpha SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements included or incorporated by reference in any Alpha SEC Document.

(c) The consolidated financial statements of Alpha and its Subsidiaries included or incorporated by reference in the Alpha SEC Documents (including, in each case, any notes or schedules thereto) (the “Alpha SEC Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Alpha SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Alpha and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in Alpha SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Alpha SEC Financial Statements, to normal year-end adjustments that are not material in significance or amount and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Alpha SEC Documents and none of the Alpha SEC Documents is, to the Knowledge of Alpha, the subject of ongoing SEC review or investigation. To the Knowledge of Alpha, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of Alpha.

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(e) Alpha has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Alpha’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Alpha in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Alpha’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Alpha’s management has completed an assessment of the effectiveness of Alpha’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Alpha SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2024, Alpha has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Alpha’s ability to record, process, summarize and report financial information and Alpha does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Alpha’s internal control over financial reporting. Alpha has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Alpha SEC Documents.

(f) Alpha and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Alpha’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Alpha SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Alpha SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Alpha Material Adverse Effect.

(g) Neither Alpha nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Alpha and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Alpha or any of its Subsidiaries in Alpha’s published financial statements or other Alpha SEC Documents.

5.6 Absence of Certain Changes or Events. Since December 31, 2025 and through the date of this Agreement, except as otherwise contemplated by this Agreement, (a) Alpha and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have an Alpha Material Adverse Effect.

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5.7 Information Supplied. None of the information supplied or to be supplied by Alpha for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Alpha Common Stock and Sierra Common Stock and at the time of each of the Sierra Stockholders Meeting and the Alpha Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b), that no representation or warranty is made by Alpha to such portions thereof that relate expressly to Sierra or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Sierra or any of its Subsidiaries for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

5.8 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or to the Knowledge of Alpha, threatened against Alpha or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Alpha, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (a) prevent or materially delay the consummation of the Transactions or (b) have an Alpha Material Adverse Effect. Neither Alpha nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Alpha Material Adverse Effect.

5.9 Compliance with Laws. (a) Alpha and its Subsidiaries are in compliance, and since January 1, 2024 have been in compliance, with all Laws (including Environmental Laws) and Orders applicable to Alpha or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Alpha or its Subsidiaries), and (b) neither Alpha nor any of its Subsidiaries has, since January 1, 2024, received any written communication from a Governmental Entity that alleges that Alpha or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an Alpha Material Adverse Effect.

5.10 Permits. Alpha and each of its Subsidiaries have all required Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have an Alpha Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (a) the operation of the business of Alpha and its Subsidiaries as currently

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conducted is not, and since January 1, 2024 or since the date of issuance of such Permit (whichever period is shorter), has not been, in violation of, nor is Alpha or any of its Subsidiaries in default or violation under, any Permit and (b) to the Knowledge of Alpha, no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of Alpha, threatened in writing, that seek the suspension, revocation, cancellation or adverse modification of any Permit and (ii) neither Alpha nor its Subsidiaries have, since January 1, 2024, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Alpha has any charge, claim or assertion been threatened.

5.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “Alpha Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by Alpha or any of its Subsidiaries, or under which Alpha or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law.

(b) Section 5.11(b) of the Alpha Disclosure Schedule sets forth an accurate and complete list of each material Alpha Benefit Plan. With respect to each material Alpha Benefit Plan maintained in the United States, Alpha has provided, as applicable (i) true and correct copies of each material Alpha Benefit Plan (or, in the case of any such Alpha Benefit Plan that is unwritten, a description thereof) (provided that agreements with individual employees of Alpha or its Subsidiaries may be provided on an anonymized basis and templates may be provided in lieu of copies of individual agreements that do not deviate from such templates), (ii) the most recent summary plan description (and all summaries of material modifications), (iii) the most recent determination, advisory or opinion letter received from the IRS, and (iv) all non-routine material correspondence with any Governmental Entity dated within the past three (3) years.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Alpha Benefit Plans have been timely made or, if applicable, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Alpha SEC Documents prior to the date of this Agreement.

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(d) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Alpha Material Adverse Effect: (i) each Alpha Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Alpha Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Alpha, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Alpha Benefit Plan or the exempt status of any such trust, (ii) each Alpha Benefit Plan that is maintained outside of the United States and required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Alpha Benefit Plan, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Alpha is threatened, against or with respect to any Alpha Benefit Plan, including any audit or inquiry by any Governmental Entity. No Alpha Benefit Plan that is maintained outside of the United States is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(e) No Alpha Benefit Plan is, and, in the past six (6) years none of Alpha, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a Multiemployer Plan, (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, an “Alpha Pension Plan”). No material liability under Title IV of ERISA has been incurred by Alpha, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have an Alpha Material Adverse Effect. With respect to each Alpha Pension Plan: (A) no liability to the PBGC has been incurred (other than for premiums not yet due); (B) no such Alpha Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (C) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last twenty-four (24) months; (D) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of Alpha or its Subsidiaries; and (E) no such Alpha Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(f) No Alpha Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any current or former director, employee or their respective dependents (other than as required by health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or COBRA at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

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(g) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Alpha or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any Alpha Benefit Plan or (iv) result in any breach or violation of, or default under any Alpha Benefit Plan.

(h) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of Alpha or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(i) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan, Contract or other arrangement to which Alpha or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes under Sections 409A or 4999 of the Code.

5.12 Employee and Labor Matters.

(a) Neither Alpha nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, agreement with any works council or other labor Contract with any Union; to the Knowledge of Alpha, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Alpha or any of its Subsidiaries (collectively, the “Alpha Business Personnel”); to the Knowledge of Alpha, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Alpha, there are no material organizing or decertification activities by or with respect to any Alpha Business Personnel. There is no material unfair labor practice charge pending or threatened in writing against Alpha or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity. There is no material labor strike, dispute, lockout, slowdown, stoppage or other material labor dispute pending or, to the Knowledge of Alpha, threatened against Alpha or any of its Subsidiaries. There are no notice, consent, or other obligations under any collective bargaining agreement or other Contract with a Union that will be triggered by this Agreement or the transactions contemplated herein.

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(b) Alpha and its Subsidiaries are, and have since January 1, 2024 been, in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding or social security Taxes and any similar Tax, except for noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have, an Alpha Material Adverse Effect.

(c) In the past three (3) years, Alpha and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Alpha or any of its Subsidiaries.

(d) In the past three (3) years, neither Alpha nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under a WARN Act) or similar event triggering notice or liability under any applicable WARN Act.

(e) In the past three (3) years, there have been no Proceedings against Alpha or any of its Subsidiaries involving any labor or employment claims, except as would not have an Alpha Material Adverse Effect.

(f) Alpha has provided to Sierra a headcount of all employees employed by Alpha or any Subsidiary as of the most recent payroll date prior to the date hereof that is materially complete and correct by (i) name or employee identification number, (ii) job title, (iii) primary work location (city, state (if applicable) and country), (iv) whether paid on a salary, hourly or other basis, (v) current annual base salary, hourly wage rate or other base compensation rate, (vi) status as exempt or non-exempt under applicable wage and hour Laws (if applicable), and (vii) employing entity.

(g) Alpha has provided to Sierra a headcount of all individual independent contractors (including those providing services through a sole proprietorship or an entity wholly owned and operated by them) providing services to Alpha or any Subsidiary that is materially complete and correct by (i) name, (ii) services performed, and (iii) primary work location (state).

5.13 Environmental Matters. Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Alpha Material Adverse Effect:

(a) Alpha and each of its Subsidiaries (i) maintain all Environmental Permits necessary to conduct their business and to use their properties and assets and (ii) since January 1, 2024 or the date of issuance of such Environmental Permit (whichever period is shorter), have been in compliance with their respective Environmental Permits.

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(b) Since January 1, 2024, Alpha and each of its Subsidiaries are not and, since January 1, 2024, have not been subject to any liability with respect to noncompliance with any Environmental Laws. There are no Environmental Claims or Proceedings pending or to the Knowledge of Alpha, threatened against Alpha or any of its Subsidiaries, and neither Alpha nor any of its Subsidiaries has received written notification of any actual or alleged responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There has been no Release of Hazardous Materials by Alpha or any of its Subsidiaries or, to the Knowledge of Alpha, by any other Person, at or from any properties that are owned, operated, leased or used by Alpha or any of its Subsidiaries or, to the Knowledge of Alpha, at properties that were formerly owned, operated, leased or used by Alpha or any of its Subsidiaries, that are reasonably likely to cause Alpha or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) Neither Alpha nor any of its Subsidiaries has knowingly generated, handled, treated, stored, disposed of, arranged for the disposal of, transported, or exposed any Person to any Hazardous Material in violation of Environmental Law, or in quantities or concentrations imposing any liability on Alpha or any of its Subsidiaries pursuant to Environmental Laws.

(e) Neither Alpha nor any of its Subsidiaries have entered into, agreed to, or become subject to any Order relating to compliance with Environmental Laws or Environmental Permits, including obligations for investigations, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of, or exposure to, Hazardous Materials.

(f) Neither Alpha nor any of its Subsidiaries has assumed by contract any liability of another Person under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or relating to any Hazardous Materials.

5.14 Real Property.

(a) Section 5.14(a) of the Alpha Disclosure Schedule sets forth a list of all real property owned in fee by Alpha and any of its Subsidiaries (collectively, the “Alpha Owned Real Property”). Alpha or its Subsidiaries, as the case may be, holds good and marketable fee title to all of the Alpha Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Alpha Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

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(b) Section 5.14(b) of the Alpha Disclosure Schedule sets forth a complete and accurate description of all real property leased or subleased by Alpha or any of its Subsidiaries (collectively, the “Alpha Leased Real Property”, and together with the Alpha Owned Real Property, the “Alpha Real Property”), as well as a description of the leases and subleases pursuant to which each of Alpha and its Subsidiaries hold such leasehold or subleasehold interest, together with all amendments, waivers and guaranties relating thereto (such leases and subleases, together with all amendments, waivers and guaranties relating thereto, collectively, the “Alpha Real Property Leases”). Alpha or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all Alpha Leased Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, Alpha and each of its Subsidiaries and, to the Knowledge of Alpha, any other party to such Alpha Real Property Lease, is in compliance with all terms and conditions of each Alpha Real Property Lease, and neither Alpha nor any of its Subsidiaries has received any notice of default thereunder that is outstanding and remains uncured beyond any applicable period of cure, nor does Alpha or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Alpha Real Property Lease by the party that is the lessee or lessor of such Alpha Leased Real Property. Each Alpha Real Property Lease is (i) valid, in full force and effect, and constitutes a valid and legally binding obligation of Alpha or the Subsidiary party thereto and, to the Knowledge of Alpha, of each other party thereto, and (ii) enforceable against Alpha or such Subsidiary and, to the Knowledge of Alpha, each other party thereto, in accordance with its terms.

(c) The rights and interests of Alpha and its Subsidiaries in the Alpha Real Property constitute all of the material rights and interests in real property used or necessary for use in connection with the conduct of the business of Alpha and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Alpha’s Knowledge, there are no such Proceedings threatened, affecting any portion of the rights or interests of Alpha or its Subsidiaries in any Alpha Real Property, and (ii) no casualty event has occurred with respect to any Alpha Real Property that has not been remedied (including in compliance with any applicable Alpha Real Property Lease). Neither Alpha nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Alpha Real Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Neither Alpha nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the rights or interests of Alpha or its Subsidiaries in any of the Alpha Real Property or any material portion thereof. Neither Alpha nor its Subsidiaries is party to any agreement to purchase or sell any real property.

5.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have an Alpha Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Alpha or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Alpha and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown

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on any Tax Return), (D) Alpha and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Alpha SEC Documents for all Taxes payable by Alpha and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Alpha and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, customer, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Alpha or any of its Subsidiaries has been filed or entered into with any Taxing Authority, for which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Alpha nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Alpha nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other Proceeding with respect to any Taxes or Tax Return nor has any audit or other Proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Alpha or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Alpha SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Alpha or any of its Subsidiaries has not filed a Tax Return of a particular type that Alpha or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject of such Tax Return, which claim has not been completely resolved.

(v) Neither Alpha nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Alpha or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Alpha or (II) Alpha and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Alpha or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

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(vi) There are no Liens for Taxes upon any property or assets of Alpha or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Alpha nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither Alpha nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise resident for Tax purposes, in each case, in any country other than the country of its formation.

(ix) Neither Alpha nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business, or (F) deferred intercompany transactions or excess loss accounts described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law).

(b) Neither Alpha nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a “plan” (or “series of related transactions”), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Alpha nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

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5.16 Material Contracts.

(a) Section 5.16(a) of the Alpha Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Alpha Benefit Plans (other than with respect to clause (vii) or (viii) hereof), to which Alpha or any of its Subsidiaries is a party or by which Alpha or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof) (A) in excess of $5,000,000 or (B) that becomes due and payable as a result of the Transactions;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Alpha or any of its Subsidiaries pursuant to which Alpha or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations in excess of $2,500,000 in the aggregate for each such purchase, acquisition, sale, transfer or disposition;

(iv) any agreement that by its terms prevents or materially restricts the payment of dividends or other distributions by Alpha or any of its Subsidiaries;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs or liabilities by Alpha with any other Person or any of its Subsidiaries (other than Contracts solely among Alpha and its Subsidiaries);

(vi) any collective bargaining agreement or other labor Contract with any Union;

(vii) any Contract for the employment or engagement of any individual on an employee, consulting or other basis that (A) provides for any transaction, change in control, retention or similar payment (whether or not payable in connection with the Merger or the other Transactions) or (B) cannot be terminated for any reason or no reason upon ninety (90) days’ notice or less without further payment, liability or obligation other than severance not in excess of three (3) months of base salary and COBRA premiums;

(viii) any Contract between Alpha or any of its Subsidiaries, on the one hand, and (A) any current or former director, officer, employee or other individual service provider of Alpha, (B) any Person beneficially owning five percent (5%) or more of the outstanding Alpha Common Stock or (C) any affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, on the other hand, which contract has a value in excess of $500,000;

(ix) any Contract (other than purchase orders) with (A) an Alpha Material Customer or (B) an Alpha Material Supplier;

(x) any Contract which obligates Alpha to make any capital commitment or expenditure (including pursuant to any development project or joint venture) in excess of $2,500,000 individually or $5,000,000 in the aggregate, other than as set forth in Alpha’s budgeted capital expenditures for Alpha’s 2026 fiscal year as disclosed to Sierra prior to the date hereof;

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(xi) any Contract that restricts the use or enforcement by Alpha or any of its Subsidiaries of any Alpha Material Intellectual Property (including settlement agreements, covenants not to assert and consents to use);

(xii) any Contract pursuant to which Alpha or any of its Subsidiaries licenses to or from a third party or otherwise grants or is granted the right to use or exploit Intellectual Property that is material to the conduct of the business of Alpha and its Subsidiaries as presently conducted, except (A) shrink-wrap, click-through or off-the-shelf software licenses and (B) non-exclusive licenses granted by Alpha or any of its Subsidiaries in the ordinary course of business;

(xiii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Alpha or any of its Subsidiaries will have any material outstanding obligations after the date of this Agreement;

(xiv) any Government Contract; or

(xv) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Alpha and its affiliates, taken as a whole, is or would be conducted, including contracts with “most favored nations” provisions, preferential rights or rights of first or last offer or refusal to any third party, or limitations on sales, or supply or distribution of any services or product or to acquire any Person.

(b) Alpha has heretofore made available to Sierra true, correct and complete copies of the Contracts set forth in Section 5.16(a) not filed as exhibits to the Alpha SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, all Contracts set forth or required to be set forth in Section 5.16(a) of the Alpha Disclosure Schedule or filed or required to be filed as exhibits to the Alpha SEC Documents (the “Alpha Material Contracts”) are valid, binding and in full force and effect and are enforceable by Alpha or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Alpha nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Alpha Material Contract and, to the Knowledge of Alpha, no other party to any Alpha Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, neither Alpha nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Alpha Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Alpha Material Contract.

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5.17 Intellectual Property.

(a) Section 5.17(a) of the Alpha Disclosure Schedule lists all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) domain name registrations, in each case, that are owned by Alpha or any of its Subsidiaries, together with identification of the record (and if different, beneficial) owner, jurisdiction or domain name registrar, the applicable filing and registration dates, application serial numbers and registration/patent numbers, as applicable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) Alpha and its Subsidiaries exclusively own all Intellectual Property owned or purported to be owned by them, free and clear of all Liens other than Permitted Liens, (ii) each of Alpha and its Subsidiaries has a valid and enforceable right to use all Intellectual Property that is necessary for or used in the conduct of the businesses of Alpha and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by Alpha, nor the performance of this Agreement by Alpha, will result in the loss, forfeiture, termination or impairment of, or give rise to a right of any Person to limit, terminate or consent to or require additional consideration for the continued use of, any rights of Alpha or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) neither Alpha nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person, (ii) neither Alpha nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved) alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of Alpha, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Alpha or any of its Subsidiaries, (iv) neither Alpha nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2024 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or other violation, and (v) there are no Proceedings pending against Alpha or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any Alpha Material Intellectual Property.

(c) All trade secrets and other proprietary confidential information included in the Alpha Material Intellectual Property have been maintained in confidence by Alpha and its Subsidiaries using commercially reasonable protection procedures. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, to the Knowledge of Alpha, there has been no unauthorized access to, use or disclosure of any trade secrets or other proprietary confidential information owned or held by Alpha or one of its Subsidiaries. All former and current officers, directors, employees, personnel, consultants, advisors, agents and independent contractors of Alpha and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property purported to be owned by Alpha or any of its affiliates have entered into valid

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and binding proprietary rights agreements with Alpha or one of its Subsidiaries or any of its or their predecessors assigning ownership of such Intellectual Property to Alpha or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect or where such ownership vests in Alpha or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) neither Alpha nor any of its Subsidiaries has used, incorporated, embedded or linked to any Open Source Software in any software included in the Alpha Material Intellectual Property (“Alpha Proprietary Software”), and (ii) no Alpha Proprietary Software is derived from any Open Source Software in a manner that would require, or would condition the use or distribution of such Alpha Proprietary Software or a portion thereof on, (A) the disclosure, licensing or distribution of any source code for any Alpha Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Alpha Proprietary Software, or (C) licensing or otherwise distributing or making available Alpha Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, neither Alpha nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent or otherwise) to deliver or license, the source code for any Alpha Proprietary Software to any escrow agent or other Person who is not an employee, consultant or independent contractor of Alpha or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

(e) The IT Assets owned, leased or licensed by Alpha and its Subsidiaries and used by them in the operation of their businesses (the “Alpha IT Assets”) are sufficient for and operate as required by Alpha and its Subsidiaries to operate the business of Alpha and its Subsidiaries as presently conducted and have not, since January 1, 2024, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, Alpha and its Subsidiaries have implemented and maintain commercially reasonable measures to protect the confidentiality and security of the Alpha IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) Alpha and its Subsidiaries have implemented and maintain commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Alpha IT Assets and (ii) to the Knowledge of Alpha, there has been no unauthorized access to the Alpha IT Assets since January 1, 2024 that has resulted in any unauthorized use, access, modification, misappropriation, deletion or corruption of any material information or data stored therein or transmitted thereby.

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5.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, since January 1, 2024, (a) Alpha and its Subsidiaries, and to the Knowledge of Alpha, all third parties processing Personal Information on behalf of Alpha or any Subsidiary (collectively, “Alpha Data Processors”), have been in compliance with the Payment Card Industry Data Security Standard and all applicable Laws, public-facing policies and notices and contractual commitments, in each case, related to privacy, security, breach notification requirements, the privacy of electronic communications, the transmission of marketing messages through any means or the processing of Personal Information (collectively, “Alpha Privacy Requirements”), (b) Alpha and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical and technical measures designed to protect Personal Information and Alpha Data, including against Security Incidents, (c) none of Alpha, any Subsidiary of Alpha or to the Knowledge of Alpha, any Alpha Data Processor, has experienced any Security Incident or notified or been required to notify any Person of a Security Incident, and (d) neither Alpha nor any Subsidiary of Alpha has been subject to any investigation or enforcement action by any Governmental Entity, or received any written notification, inquiry, claim or complaint from any Person, in each case, that alleges a violation of any Alpha Privacy Requirements.

5.19 Anti-Corruption and Trade Sanctions.

(a) Alpha and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of Alpha, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Alpha or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; (iii) during the past five (5) years have not conducted any material internal investigation with respect to, or made any voluntary, directed or involuntary disclosure to any Governmental Entity regarding any actual or alleged violation of the FCPA or any other Anti-corruption Laws; and (iv) during the past five (5) years have implemented and maintained policies and procedures reasonably designed to promote and achieve compliance with the FCPA and any other applicable Anti-corruption Laws.

(b) During the past five (5) years, none of Alpha, its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of Alpha, any Representative or Person authorized to act on behalf of Alpha or its Subsidiaries (including any distributor, agent, sales intermediary or other third party), has directly or indirectly offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in violation of any Anti-corruption Laws.

(c) During the past five (5) years, Alpha and its Subsidiaries have made and maintained complete and accurate books, records and accounts that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in all material respects.

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(d) Since April 24, 2019, neither Alpha, its Subsidiaries nor any of their directors, officers or employees, or, to the Knowledge of Alpha, any other Persons acting for or on behalf of the foregoing is or has been a Sanctioned Person.

(e) Since April 24, 2019, none of Alpha or any of its Subsidiaries has had a customer or supplier or other business relationship with, entered into or been a party to any Contract with, or engaged in any transaction with or involving, any Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, Alpha and each of its Subsidiaries have been in compliance in all material respects with (i) Sanctions and (ii) Trade Control Laws.

(g) To the Knowledge of Alpha, there is no current investigation, allegation, request for information or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by Alpha or any of its Subsidiaries.

(h) Alpha has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to Alpha and its Subsidiaries, taken as a whole.

5.20 Customers and Suppliers. Section 5.20 of the Alpha Disclosure Schedule sets forth a true, complete and correct list of (x) the twenty (20) largest customers of Alpha and its Subsidiaries (determined on the basis of the total dollar amount of sales in the nine (9) months ended September 30, 2026) (each an “Alpha Material Customer”) and (y) the twenty (20) largest suppliers of Alpha and its Subsidiaries (determined on the basis of the total dollar amount of purchases in the nine (9) months ended September 30, 2026) (each an “Alpha Material Supplier”), including the total dollar amount of sales to or purchases from, as the case may be, each Alpha Material Customer or Alpha Material Supplier during such period. Since January 1, 2025 through the date of this Agreement, (a) no Alpha Material Customer or Alpha Material Supplier has, to the Knowledge of Alpha, notified Alpha or any of its Subsidiaries in writing that it intends to terminate, cancel or materially curtail its business relationship with Alpha or any of its Subsidiaries and (b) neither Alpha nor any of its Subsidiaries has been engaged in a dispute that is material to Alpha and its Subsidiaries, taken as a whole, with an Alpha Material Customer or Alpha Material Supplier.

5.21 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 5.21 of the Alpha Disclosure Schedule, neither Alpha nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Alpha or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

5.22 Opinion of Financial Advisor. Each of J.P. Morgan Securities LLC, financial advisor to Alpha, and Lazard Freres & Co. LLC, financial advisor to the special committee of the Alpha Board, has delivered to the Alpha Board and the special committee of the Alpha Board, respectively, its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Alpha. Alpha will make available to Sierra a copy of such opinions as soon as practicable following the execution of this Agreement for information purposes only.

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5.23 Ownership of Sierra Common Stock. Neither Alpha nor any of its affiliates or associates is, nor at any time during the last three (3) years has Alpha or any of its affiliates or associates been, an “interested stockholder” of Sierra as defined in Section 203 of the DGCL. Alpha and its Subsidiaries, affiliates and associates do not beneficially own any shares of Sierra Common Stock or other securities of Sierra or any options, warrants or other rights to acquire Sierra Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Sierra.

5.24 Insurance. Alpha and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of Alpha has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (a) all insurance policies maintained by or on behalf of Alpha or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by Alpha or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither Alpha nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither Alpha nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

5.25 Related Party Transactions. From January 1, 2024 through the date of this Agreement, there have been no transactions or contracts between Alpha or any of its Subsidiaries, on the one hand, and any affiliates (other than Alpha’s Subsidiaries) of Alpha or other Persons, on the other hand, that would be required to be reported by Alpha pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

5.26 Alpha Merger Sub. Alpha Merger Sub was formed solely for purposes of consummating the Merger. Since its date of incorporation, Alpha Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Alpha Merger Sub consists of 1,000 shares of Alpha Merger Sub Common Stock, of which one (1) share is issued and outstanding. Such share has been validly issued, is fully paid and nonassessable and is owned directly by Alpha free and clear of any Liens. Alpha Merger Sub has no assets or liabilities other than those necessary for corporate existence.

5.27 No Other Representations or Warranties. Alpha hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 4, (a) none of Sierra, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Sierra or its business or operations, including with respect to any information provided or made available to Alpha or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information

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to Alpha or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Sierra, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Alpha, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Alpha or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Alpha or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Sierra, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Sierra set forth in Article 4) Alpha and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Sierra or any Person with respect to Sierra other than the representations and warranties set forth in this Agreement.

ARTICLE 6

COVENANTS

6.1 Conduct of Business by Sierra and its Subsidiaries Pending the Effective Time. Sierra agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 8, except as set forth in Section 6.1 of the Sierra Disclosure Schedule, as required by Law or as otherwise expressly required by this Agreement, unless Alpha shall otherwise consent in writing (including via email specifically referencing this Section 6.1) (such consent not to be unreasonably withheld, conditioned or delayed), Sierra shall, and shall cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 6.1 of the Sierra Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Sierra shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Alpha (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend (including by merger, consolidation, conversion or otherwise) the Sierra Charter or Sierra Bylaws or the organizational documents of any “significant” Subsidiary of Sierra (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, Sierra or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such

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capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Sierra or any of its Subsidiaries, other than the issuance of Sierra Common Stock in connection with the settlement of Sierra RSUs or Sierra PSUs, in each case, outstanding as of the date hereof and as required in accordance with their terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Sierra or any of its Subsidiaries, in each case with value in excess of $2,400,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Sierra Material Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, (ii) settle, compromise or consent to judgment in any action relating to Intellectual Property that grants any license, covenant not to sue or release under, or otherwise adversely affects the ownership, validity, enforceability or use of, any Sierra Material Intellectual Property, or that requires Sierra or any of its Subsidiaries to take a license, pay royalties or refrain from asserting or challenging any Intellectual Property or (iii) commence, assert or threaten any claim, counterclaim or proceeding relating to any Intellectual Property, other than (A) defenses, or counterclaims seeking only a declaration of non-infringement or invalidity, in proceedings first commenced by a third party, with prompt notice to Alpha, or (B) ordinary course prosecution and maintenance of Intellectual Property;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends and distributions paid by a direct or indirect wholly owned Subsidiary of Sierra to its parent) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend (including by merger, consolidation, conversion or otherwise) the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Sierra or any “significant” Subsidiary of Sierra;

(g) merge or consolidate Sierra or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Sierra or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Sierra;

(h) acquire (including by merger, consolidation or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $4,800,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

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(i) other than in accordance with Section 6.16, incur any indebtedness for borrowed money in excess of $4,800,000, in the aggregate, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for (A) indebtedness incurred or corporate guarantees issued in the ordinary course of business, (B) any intercompany indebtedness solely involving Sierra or its direct or indirect Subsidiaries, (C) refinancing of Sierra’s existing indebtedness for borrowed money on terms not materially less favorable to Sierra, (D) borrowings under Sierra’s existing credit facilities in the ordinary course of business or (E) extensions of trade credit in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Sierra) in excess of $1,000,000 in the aggregate;

(k) make aggregate capital expenditures in a fiscal year that are greater than 120% of the aggregate amount of capital expenditures with respect to such fiscal year in Sierra’s long range plan, such amount as disclosed in Section 6.1(k) of the Sierra Disclosure Schedule;

(l) other than in accordance with Section 6.16, terminate, cancel, renew or request or agree to any material change in or waiver under any Sierra Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Sierra Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(m) except to the extent required by applicable Law or the existing terms of any Sierra Benefit Plan: (i) grant or increase the compensation or material benefits payable or to become payable to current or former directors, officers or employees of Sierra or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $200,000; (ii) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Sierra or its Subsidiaries; (iii) establish, adopt, enter into, materially amend or terminate (A) any collective bargaining agreement or other Contract with any Union or (B) any Sierra Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a Sierra Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of Sierra Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice and that do not result in any material increase in costs, obligations or liabilities for Sierra and its Subsidiaries); (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting or funding of any compensation or benefit under any Sierra Benefit Plan; or (v) hire, engage or terminate (other than for cause) any employee of Sierra or its Subsidiaries who is entitled to an annual base salary in excess of $200,000;

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(n) except as required by applicable Law (in which case Sierra shall provide Alpha prompt written notice and consult with Alpha in good faith), enter into any collective bargaining agreement or other Contract with a Union or recognize a Union as the bargaining representative of any Sierra Business Personnel;

(o) implement or announce any furlough, layoff or involuntary reduction of hours of fifty percent (50%) or more that lasts longer than three (3) months or any plant closing, mass layoff or other action, in each case triggering notice obligations under an applicable WARN Act;

(p) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1,000,000, except in the ordinary course of business;

(q) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP, Regulation S-X of the Exchange Act or by a Governmental Entity;

(r) compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $1,000,000 individually or $2,400,000 in the aggregate (excluding any amounts that may be paid under existing insurance policies), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Sierra or any of its Subsidiaries;

(s) affirmatively waive or release in writing any noncompetition, nonsolicitation or nondisclosure obligation of any current or former employee or independent contractor of Sierra or any of its Subsidiaries with annual base compensation in excess of $200,000;

(t) (i) make, change or revoke any material Tax election other than in the ordinary course of business consistent with past practice, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request, negotiate or consent to any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit, claim or other Proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or (ix) surrender any right to claim a material refund of Taxes;

(u) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(v) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

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6.2 Conduct of Business by Alpha and its Subsidiaries Pending the Effective Time. Alpha agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 8, except as set forth in Section 6.2 of the Alpha Disclosure Schedule, as required by Law or as otherwise expressly required by this Agreement, unless Sierra shall otherwise consent in writing (including via email specifically referencing this Section 6.2) (such consent not to be unreasonably withheld, conditioned or delayed), Alpha shall, and shall cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 6.2 of the Alpha Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Alpha shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Sierra (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend (including by merger, consolidation, conversion or otherwise) the Alpha Charter or Alpha Bylaws or the organizational documents of any “significant” Subsidiary of Alpha (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, Alpha or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Alpha or any of its Subsidiaries, other than (i) the issuance of Alpha Common Stock in connection with the settlement of Alpha PSUs or Alpha RSUs, in each case, outstanding as of the date hereof and as required in accordance with their terms, (ii) the issuance of Alpha Common Stock pursuant to the Alpha ESPP in accordance with its terms, (iii) the issuance of Alpha Common Stock upon conversion or exchange of, or otherwise in settlement of, the Alpha Convertible Notes to the extent expressly required pursuant to the terms of the Alpha 2028 Indenture or the Alpha 2031 Indenture, as applicable, (iv) the receipt of Alpha Common Stock or cash by Alpha upon exercise, settlement, adjustment or termination of the Alpha Capped Calls in accordance with their terms; provided that Alpha shall not amend, modify or terminate (other than in accordance with their terms) any Alpha Capped Call, or enter into any new capped call, bond hedge or similar transaction, without Sierra’s prior written consent (and, for the avoidance of doubt, Alpha may not agree to reduce the Cap Price (as defined in the Alpha Capped Calls) without the prior written consent of Sierra (such consent not to be unreasonably withheld, conditioned or delayed); provided, that, for the avoidance of doubt, the applicable bank or counterparty may adjust the Cap Price in accordance with the terms thereof without Alpha or Sierra consent), (v) the issuance of Alpha Common Stock upon any Earnout Issuance Date (as defined in the APA Purchase Agreement) or upon Alpha’s election

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to pay any Deferred Consideration Installment (as defined in the APA Purchase Agreement) or portion thereof in shares of Alpha Common Stock pursuant to Sections 2.5 and 2.6 of the APA Purchase Agreement, respectively, and (vi) the issuance of Alpha Common Stock upon Alpha’s election to pay any Deferred Consideration Payment (as defined in the AWM Purchase Agreement) or Performance Earn-Out Payment (as defined in the AWM Purchase Agreement) or portion thereof in shares of Alpha Common Stock pursuant to Sections 1.05 and 1.06 of the AWM Purchase Agreement, respectively, in each case of clause (v) and (vi), subject to any limitations set forth in Section 6.18;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Alpha or any of its Subsidiaries, in each case with value in excess of $2,400,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Alpha Material Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, (ii) settle, compromise or consent to judgment in any action relating to Intellectual Property that grants any license, covenant not to sue or release under, or otherwise adversely affects the ownership, validity, enforceability or use of, any Alpha Material Intellectual Property, or that requires Alpha or any of its Subsidiaries to take a license, pay royalties or refrain from asserting or challenging any Intellectual Property or (iii) commence, assert or threaten any claim, counterclaim or proceeding relating to any Intellectual Property, other than (A) defenses, or counterclaims seeking only a declaration of non-infringement or invalidity, in proceedings first commenced by a third party, with prompt notice to Sierra, or (B) ordinary course prosecution and maintenance of Intellectual Property;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) dividends or distributions on the Alpha Preferred Stock required to be paid in accordance with its terms and (ii) dividends or distributions by a direct or indirect wholly owned Subsidiary of Alpha to its parent) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend (including by merger, consolidation, conversion or otherwise) the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Alpha or any “significant” Subsidiary of Alpha;

(g) merge or consolidate Alpha or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Alpha or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Alpha;

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(h) acquire (including by merger, consolidation or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $4,800,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 6.16, incur any indebtedness for borrowed money in excess of $4,800,000, in the aggregate, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for (A) indebtedness incurred or corporate guarantees issued in the ordinary course of business, (B) any intercompany indebtedness solely involving Alpha or its direct or indirect Subsidiaries, (C) refinancing of Alpha’s existing indebtedness for borrowed money on terms not materially less favorable to Alpha, (D) borrowings under Alpha’s existing credit facilities in the ordinary course of business or (E) extensions of trade credit in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Alpha) in excess of $1,000,000 in the aggregate;

(k) make aggregate capital expenditures in a fiscal year that are greater than 120% of the aggregate amount of capital expenditures with respect to such fiscal year in Alpha’s long range plan, such amount as disclosed in Section 6.2(k) of the Alpha Disclosure Schedule;

(l) other than in accordance with Section 6.16, terminate, cancel, renew or request or agree to any material change in or waiver under any Alpha Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be an Alpha Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(m) except to the extent required by applicable Law or the existing terms of any Alpha Benefit Plan: (i) grant or increase the compensation or material benefits payable or to become payable to current or former directors, officers or employees of Alpha or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $200,000; (ii) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Alpha or its Subsidiaries; (iii) establish, adopt, enter into, materially amend or terminate (A) any collective bargaining agreement or other Contract with any Union or (B) any Alpha Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be an Alpha Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of Alpha Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice and that do not result in any material increase in costs, obligations or liabilities for Alpha and its Subsidiaries); (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting or funding of any compensation or benefit under any Alpha Benefit Plan; or (v) hire, engage or terminate (other than for cause) any employee of Alpha or its Subsidiaries who is entitled to an annual base salary in excess of $200,000;

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(n) except as required by applicable Law (in which case Alpha shall provide Sierra prompt written notice and consult with Sierra in good faith), enter into any collective bargaining agreement or other Contract with a Union or recognize a Union as the bargaining representative of any Alpha Business Personnel;

(o) implement or announce any furlough, layoff or involuntary reduction of hours of fifty percent (50%) or more that lasts longer than three (3) months or any plant closing, mass layoff or other action, in each case triggering notice obligations under an applicable WARN Act;

(p) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1,000,000, except in the ordinary course of business;

(q) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP, Regulation S-X of the Exchange Act or by a Governmental Entity;

(r) compromise, settle or agree to settle any Proceeding (including any Proceeding relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of monetary damages not in excess of $1,000,000 individually or $2,400,000 in the aggregate (excluding any amounts that may be paid under existing insurance policies), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Alpha or any of its Subsidiaries;

(s) affirmatively waive or release in writing any noncompetition, nonsolicitation or nondisclosure obligation of any current or former employee or independent contractor of Alpha or any of its Subsidiaries with annual base compensation in excess of $200,000;

(t) (i) make, change or revoke any material Tax election other than in the ordinary course of business consistent with past practice, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request, negotiate or consent to any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit, claim or other Proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or (ix) surrender any right to claim a material refund of Taxes;

(u) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(v) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

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6.3 Preparation of the Joint Proxy Statement and Form S-4; Stockholder Meetings.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) Alpha and Sierra shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement to be sent to the stockholders of Alpha relating to the Alpha Stockholders Meeting and the stockholders of Sierra relating to the Sierra Stockholders Meeting, as applicable, and (ii) Alpha and Sierra shall jointly prepare and Alpha shall cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Alpha Common Stock to be issued in the Merger. Each of Alpha and Sierra shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as reasonably practicable after such filing (including by responding to comments of the SEC) and to keep the Form S-4 effective for so long as necessary to consummate the Merger. Each of Alpha and Sierra shall furnish all information concerning itself and its affiliates and provide such other assistance as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement, and shall cooperate as set forth in Section 6.13(b). As promptly as reasonably practicable after the Form S-4 shall have become effective, each of Alpha and Sierra shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Alpha, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Alpha or Sierra, in each case without approval of both Alpha and Sierra; provided, that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to an Alpha Adverse Recommendation Change or Sierra Adverse Recommendation Change. If at any time prior to the Effective Time any information relating to Alpha or Sierra, or any of their respective affiliates, directors or officers, should be discovered by Alpha or Sierra that should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Alpha and the stockholders of Sierra. Each party shall notify the other party promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Alpha Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. In addition, each party shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Form S-4 or Joint Proxy Statement or additional information and agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each party shall use its respective reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

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(b) Sierra Stockholders Meeting.

(i) Sierra shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Sierra Stockholders Meeting”), in accordance with applicable Law and the Sierra Charter and Sierra Bylaws, for the purpose of seeking the Sierra Stockholder Approval. Sierra shall not, without the prior written consent of Alpha (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Sierra Stockholders Meeting; provided, however, that Sierra may postpone or adjourn the Sierra Stockholders Meeting (A) if a quorum has not been established; (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Sierra Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Sierra’s stockholders prior to the Sierra Stockholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Sierra Stockholder Approval would not otherwise be obtained; or (D) if required by applicable Law; provided, however, that in each case the Sierra Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Sierra Stockholders Meeting without the prior written consent of Alpha (not to be unreasonably withheld, conditioned or delayed). Sierra shall, upon the reasonable request of Alpha, advise Alpha at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Sierra Stockholders Meeting as to the aggregate tally of proxies received by Sierra with respect to the Sierra Stockholder Approval.

(ii) Sierra shall, through the Sierra Board, (A) unless the Sierra Board has made a Sierra Adverse Recommendation Change in compliance with Section 6.4, make the Sierra Board Recommendation and include such Sierra Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Sierra Stockholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Sierra Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 8.1, the Sierra Stockholders Meeting shall be convened and this Agreement shall be submitted to the Sierra stockholders at the Sierra Stockholders Meeting for the purpose of obtaining the Sierra Stockholder Approval and nothing herein shall be deemed to relieve Sierra of such obligation.

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(iii) Except as expressly permitted in Section 6.4(b) and Section 6.4(d), neither the Sierra Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Alpha, the Sierra Board Recommendation, (B) fail to include the Sierra Board Recommendation in the Joint Proxy Statement, (C) approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable or recommend, any Competing Proposal, or (D) if requested by Alpha, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Sierra Stockholders Meeting, as it may be postponed or adjourned pursuant to Section 6.3(b)(i)), a press release reaffirming the Sierra Board Recommendation (provided, that Alpha shall not be entitled to make such written request, and the Sierra Board shall not be required to make such reaffirmation, more than once with respect to any particular Competing Proposal) (the actions specified in the foregoing clauses (A) through (D) being referred to as a “Sierra Adverse Recommendation Change”); provided, that the foregoing shall not prohibit entry into an Acceptable Confidentiality Agreement in compliance with Section 6.4(a).

(c) Alpha Stockholders Meeting.

(i) Alpha shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Alpha Stockholders Meeting”), in accordance with applicable Law and the Alpha Charter and Alpha Bylaws, for the purpose of seeking the Alpha Stockholder Approval. Alpha shall not, without the prior written consent of Sierra (not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Alpha Stockholders Meeting; provided, however, that Alpha may postpone or adjourn the Alpha Stockholders Meeting (A) if a quorum has not been established; (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Alpha Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Alpha’s stockholders prior to the Alpha Stockholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Alpha Stockholder Approval would not otherwise be obtained; or (D) if required by applicable Law; provided, however, that, in each case the Alpha Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Alpha Stockholders Meeting without the prior written consent of Sierra (not to be unreasonably withheld, conditioned or delayed). Alpha shall, upon the reasonable request of Sierra, advise Sierra at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Alpha Stockholders Meeting as to the aggregate tally of proxies received by Alpha with respect to the Alpha Stockholder Approval.

(ii) Alpha shall, through the Alpha Board, (A) unless the Alpha Board has made an Alpha Adverse Recommendation Change in compliance with Section 6.4, make the Alpha Board Recommendation and include such Alpha Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the Alpha Common Stock Issuance, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Alpha Stockholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Alpha Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 8.1, the Alpha Stockholders Meeting shall be convened and this Agreement and the Alpha Common Stock Issuance shall be submitted to the Alpha stockholders at the Alpha Stockholders Meeting for the purpose of obtaining the Alpha Stockholder Approval and nothing herein shall be deemed to relieve Alpha of such obligation.

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(iii) Except as expressly permitted in Section 6.4(b) and Section 6.4(d), neither the Alpha Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Sierra, the Alpha Board Recommendation, (B) fail to include the Alpha Board Recommendation in the Joint Proxy Statement, (C) approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable or recommend, any Competing Proposal, or (D) if requested by Sierra, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Alpha Stockholders Meeting, as it may be postponed or adjourned pursuant to Section 6.3(c)(i)), a press release reaffirming the Alpha Board Recommendation (provided, that Sierra shall not be entitled to make such written request, and the Alpha Board shall not be required to make such reaffirmation, more than once with respect to any particular Competing Proposal) (the actions specified in the foregoing clauses (A) through (D) being referred to as an “Alpha Adverse Recommendation Change”); provided, that the foregoing shall not prohibit entry into an Acceptable Confidentiality Agreement in compliance with Section 6.4(a).

(d) Sierra and Alpha shall use their respective reasonable best efforts to set the record date for and to hold the Sierra Stockholders Meeting and the Alpha Stockholders Meeting on the same date; provided, that, in furtherance of the foregoing, in the event that either Sierra shall have postponed or adjourned the Sierra Stockholders Meeting in accordance with Section 6.3(b)(i) or Alpha shall have postponed or adjourned the Alpha Stockholders Meeting in accordance with Section 6.3(c)(i), the other party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

(e) Alpha Merger Sub Consent. Promptly following the execution and delivery of this Agreement, Alpha shall execute and deliver, in accordance with Section 228 of the DGCL, a written consent adopting this Agreement in its capacity as the sole stockholder of Alpha Merger Sub.

6.4 No Solicitation of Transactions.

(a) Except as expressly provided in this Section 6.4, each of Alpha and Sierra shall immediately cease, and shall cause its respective Subsidiaries and Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall immediately request (and in any case within twelve (12) hours of the execution of this Agreement) to have promptly destroyed or returned to Alpha or Sierra, as applicable, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of valid termination of this Agreement in accordance with Article 8, each of Alpha and Sierra shall not, and shall cause its respective Subsidiaries not to, and shall direct and use reasonable best efforts to cause its respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse or

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knowingly encourage, or induce (including by way of furnishing information), or take any other action knowingly designed to facilitate, any inquiries regarding the making of any proposal that constitutes, or would reasonably be expected to lead to, any Competing Proposal, or (ii) participate in or engage in any discussions or negotiations with any Person with respect to any inquiries regarding, or the making of, any proposal or offer the consummation of which would constitute a Competing Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; provided, however, that if, prior to obtaining the Alpha Stockholder Approval (in the case of Alpha) or the Sierra Stockholder Approval (in the case of Sierra) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Alpha Board or the Sierra Board, as applicable, determines in good faith (after consulting with its financial advisor with respect to financial matters and with its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 6.4, the Alpha Board or the Sierra Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law, Alpha or Sierra, as applicable, may, in response to such Competing Proposal, and subject to compliance with Section 6.4(c), (A) furnish information with respect to Alpha or Sierra, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal (so long as such Person has executed an Acceptable Confidentiality Agreement); provided, however, that any such information or access has previously been made available to Alpha or Sierra, as applicable, or shall be made available to Alpha or Sierra, as applicable, prior to, or substantially concurrently with, the time such information is made available to such Person. Except as expressly permitted by this Section 6.4, each of Alpha and Sierra shall not, and shall cause its respective Subsidiaries and direct and use reasonable best efforts to cause its Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article 8, directly or indirectly (I) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal or any offer or proposal that could lead to a Competing Proposal; (II) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; (III) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Alpha Board or the Sierra Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (III) would constitute a breach of the directors’ fiduciary duties under applicable Law), or (IV) propose to do any of the foregoing. Notwithstanding the foregoing, each of Alpha and Sierra and each of their respective Subsidiaries and Representatives may in any event (x) seek to clarify and understand the terms and conditions of any proposal, offer, written inquiry or indication of interest from a third party solely to determine whether such proposal, offer, written inquiry or indication of interest constitutes or would reasonably be expected to lead to a Superior Proposal and (y) inform such third party that has made or, to the Knowledge of Alpha or Knowledge of Sierra, as applicable, is considering making a Competing Proposal of the provisions of this Section 6.4.

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(b) Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 6.4, prior to receipt of the Alpha Stockholder Approval, the Alpha Board may, or, prior to receipt of the Sierra Stockholder Approval, the Sierra Board may, in each case, in response to any written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 6.4, effect an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, if and only if (i) the Alpha Board or the Sierra Board, as applicable, concludes in good faith, after consultation with its outside financial advisors, as to financial matters, and with outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; (ii) the Alpha Board or the Sierra Board, as applicable, provides the other party five (5) Business Days prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 6.4(c), as well as a copy of such Competing Proposal (it being agreed that neither the delivery of such notice by Alpha or Sierra, as applicable, nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the five (5) Business Days following such written notice (the “Negotiation Period”), if requested by the other party, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party and its Representatives regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Alpha Board or the Sierra Board, as applicable, concludes in good faith, after consultation with its outside financial advisors, as to financial matters, and with outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement which the other party has agreed to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with its outside legal counsel, that the failure to make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, would be inconsistent with the directors’ fiduciary duties to the stockholders of Alpha or the stockholders of Sierra, as applicable, under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional three (3) Business Days from the date of receipt of such new Competing Proposal Notice.

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(c) In addition to the obligations of Alpha and Sierra set forth in Section 6.4(a) and Section 6.4(b), Alpha or Sierra shall promptly, and in any event no later than twenty-four (24) hours, after it or any of its Representatives receives (i) a Competing Proposal or indication by any Person that it is considering making such a proposal, (ii) any request for non-public information relating to Alpha or Sierra or its respective Subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences, the identity of the Person making such request, inquiry or proposal and an unredacted copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal), including any modifications thereto. Each party shall keep the other party reasonably informed (orally and in writing) on a current basis (and in any event at the other party’s request and otherwise no later than twenty-four (24) hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request, inquiry or Competing Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing unredacted copies of any written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, each party shall promptly (and in any event within twenty-four (24) hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 6.4. Each of Alpha and Sierra agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other party any material non-public information concerning Alpha or Sierra and its respective Subsidiaries, as applicable, that is to be provided to any third party in connection with any Competing Proposal that was not previously provided to the other party.

(d) Notwithstanding anything in this Section 6.4 to the contrary, at any time prior to obtaining the Alpha Stockholder Approval or the Sierra Stockholder Approval, the Alpha Board or the Sierra Board may make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, if (i) such Board of Directors determines that an Intervening Event has occurred and is continuing and (ii) such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties to the stockholders of Alpha or the stockholders of Sierra, as applicable, under applicable Law; provided that (x) the Alpha Board or the Sierra Board has given the other party at least five (5) Business Days prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, the applicable party has negotiated, and has caused its Representatives to negotiate, in good faith with the other party and its Representatives during such notice period (to the extent such other party wishes to negotiate) to enable such other party to revise the terms of this Agreement, such that the failure to make an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change, as applicable, would not be inconsistent with the directors’ fiduciary duties to its stockholders under applicable Law.

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(e) Nothing contained in this Agreement shall prohibit the Alpha Board or the Sierra Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that no such communication or statement that would constitute an Alpha Adverse Recommendation Change or a Sierra Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 6.4(b).

(f) Any violation of the restrictions contained in this Section 6.4 by any of the Subsidiaries of Alpha or Sierra, or action taken by any Representatives of Alpha or Sierra or any of their respective Subsidiaries acting at Alpha’s or Sierra’s respective direction or on its respective behalf that would have constituted a breach of this Section 6.4 if such action had been taken by Alpha or Sierra, as applicable, shall, in each case, be deemed to be a breach of this Section 6.4 by Alpha or Sierra (as applicable).

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any bona fide proposal, offer, written inquiry or indication of interest from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Alpha or Sierra or any of its respective Subsidiaries, as applicable; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease or otherwise) by any Person (or group of Persons) of any business or assets of Alpha or Sierra and their respective Subsidiaries that generate twenty percent (20%) or more of the consolidated revenues, net income or assets of Alpha or Sierra and its respective Subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Alpha Board or the Sierra Board, as applicable; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person (or group of Persons) of twenty percent (20%) or more of the issued and outstanding shares of Alpha Common Stock or Sierra Common Stock or any other Equity Interests in Alpha or Sierra, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person (or group of Persons) beneficially owning twenty percent (20%) or more of the shares of Alpha Common Stock or Sierra Common Stock or any other Equity Interests of Alpha or Sierra or any of its respective Subsidiaries, (E) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of twenty percent (20%) or more of the consolidated assets of Alpha or Sierra or any of their respective Subsidiaries (measured by the fair market value thereof) or (F) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Alpha or Sierra, as applicable, or its respective Board of Directors after the date of this Agreement that (A) materially affects the business, assets or operations of Alpha and its Subsidiaries (with respect to Alpha) or Sierra and its Subsidiaries (with respect to Sierra), (B) was not known by the applicable Board of Directors or reasonably foreseeable as of the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable on the date of this Agreement) and (C) did not arise out of a material breach of this Agreement; provided, however, that in no event shall any of the following constitute an Intervening Event: (I) the receipt, existence or terms of a Competing Proposal or a Superior Proposal or any matter relating thereto or consequence thereof, (II) the fact, in and of itself, that Alpha or Sierra, as applicable, meets or exceeds (or fails to meet) any internal or published or third party projections, forecasts, estimates

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or predictions in respect of revenues, earnings or other financial metrics or any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period, or any changes after the date of this Agreement in the price or trading volume of the Alpha Common Stock or Sierra Common Stock, as applicable (it being understood that the event, development or change in circumstance underlying any of the foregoing in this clause (II) may be taken into consideration, unless otherwise excluded by the exceptions to this definition), or (III) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Alpha or Sierra and their Subsidiaries operate in the United States or globally.

(iii) “Superior Proposal” means a written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made after the date of this Agreement which was not solicited by Alpha or Sierra, as applicable, or any of its respective Representatives in breach of this Section 6.4, and did not otherwise result from any breach of this Section 6.4, and which, in the good faith judgment of the Alpha Board or the Sierra Board, as applicable, and after consultation with its outside financial advisors as to financial matters and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, the conditionality, the timing and likelihood of consummation of such Competing Proposal and the third party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated in accordance with its terms, (B) if consummated, would result in a transaction that is more favorable to the stockholders of Alpha or the stockholders of Sierra (in each case, in their capacities as such), as applicable, from a financial point of view, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party (including pursuant to Section 6.4(b)) and taking into account any applicable Alpha Termination Fee or Sierra Termination Fee) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined by the Alpha Board or the Sierra Board, as applicable, in good faith to be available.

6.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Alpha and Sierra shall (and shall cause their respective Subsidiaries and Representatives to) afford to the other party and its Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, employees and Representatives (provided, that such access shall not unreasonably interfere with the business or operations of such party and shall not include access to perform any invasive environmental investigation or testing or sampling of soil, groundwater, surface water, air or other environmental media (including any Phase II environmental site assessment), building materials or equipment, or the properties or facilities of such party) and, during such period, each of Alpha and Sierra shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request, in each case, to the extent required for integration and operational planning purposes or otherwise deemed appropriate by the

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parties; provided, however, none of Alpha or Sierra or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (i) breach any agreement with any third party, (ii) constitute a waiver of the attorney-client or other privilege held by such party, (iii) contain information about the process leading to the negotiation and entry into this Agreement, except as may be required to be disclosed in connection with the filing and preparation of the Form S-4 and Joint Proxy Statement, or (iv) otherwise violate any applicable Law. In the event any of the restrictions in clauses (i) through (iv) of the foregoing sentence shall apply, each party shall advise the other party of the subject matter of any such information that cannot be disclosed and the parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 6.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated April 3, 2026, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Alpha and Sierra, which Confidentiality Agreement shall remain in full force and effect.

(b) Each of the parties hereby agrees that no investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

6.6 Appropriate Action.

(a) Sierra, Alpha and Alpha Merger Sub shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Entities and parties to Contracts with Sierra, Alpha or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the Transactions. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 6.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and Orders. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required to be made pursuant to the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment Laws with respect to the Transactions as promptly as reasonably practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event within ten (10) Business Days after the date hereof) and to make an appropriate response as promptly as reasonably practicable to any request for additional information and documentary material from any Governmental Entity pursuant to the HSR Act or other applicable antitrust, competition or merger control Laws or foreign investment laws. All such antitrust, competition, merger control or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust, competition, merger control or foreign investment Laws, as applicable.

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(b) In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to provide or cause to be provided as promptly as reasonably practicable to the other party all necessary information and reasonable assistance as any Governmental Entity may from time to time require of such party in connection with obtaining any required waivers, permits, consents, approvals, authorizations, qualifications, Orders, clearances or expirations or terminations of waiting periods pursuant to the HSR Act or other applicable antitrust, competition, merger control or foreign investment Laws. To the extent permitted by applicable Law and not prohibited by any Governmental Entity, each party shall (i) keep the other apprised of the content and status of any substantive communications with, and substantive communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust, competition, merger control or foreign investment Laws, and (ii) provide advance notice of and permit representatives of the other party to be present and participate at each meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust, competition, merger control or foreign investment Laws; provided, that each party shall consult with the other party in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity in such meetings or teleconferences. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective affiliates to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (A) as necessary to comply with any Contract or Laws; and (B) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Each party shall not, and shall cause its Subsidiaries not to, without the prior written consent of the other party, (I) “pull-and-refile,” pursuant to 16 C.F.R. § 803.12, any filing made under the HSR Act, (II) extend or restart the waiting, review or investigation period under any antitrust, competition, merger control or foreign investment Law or (III) offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Entity to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the Transactions.

(c) Subject to the third sentence of this Section 6.6(c), Alpha and Sierra shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to take any and all steps necessary to obtain all consents, approvals, authorizations, clearances and expirations or terminations of waiting periods necessary for the consummation of the Transactions by any Governmental Entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable antitrust, competition, merger control or foreign investment Law that may be asserted by any Governmental Entity so as to enable the parties to close the Transactions as promptly as reasonably practicable, and in any event prior to the Outside Date, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any Proceeding which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of any of the Transactions. In addition, Alpha

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and Sierra shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to defend through litigation on the merits so as to enable the parties to close the Transactions as promptly as reasonably practicable (and in any event prior to the Outside Date) any Proceeding under any antitrust, competition, merger control or foreign investment Law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) or other Law that could prevent or delay beyond the Outside Date the Closing. Notwithstanding the foregoing or any other provision of this Agreement, neither Alpha nor Sierra nor any of their respective Subsidiaries and affiliates shall be required to offer, negotiate, agree to, consent to or effect any sale, transfer, license, hold separate, divestiture or other disposition of, any prohibition of or limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, any other modification of any business practice or contractual relationship or any other remedy, condition, commitment or undertaking of any kind (any action described in this sentence, a “Remedy Action”). Each party shall not, and shall cause its Subsidiaries not to, without the prior written consent of the other party, offer, negotiate, agree to, consent to or effect any Remedy Action. In the event of any conflict between subsections (a), (b) or (c) of this Section 6.6, the provisions of this Section 6.6(c) shall, with respect to the matters addressed in this Section 6.6(c), supersede the provisions of subsection (a) and (b) of this Section 6.6.

(d) Each party shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any Person if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents, approvals, authorizations, clearances or expirations or terminations of waiting periods necessary to consummate the Transactions or materially delay or prevent the consummation of the Transactions.

6.7 Certain Notices. Each party shall give prompt notice to the other if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or the Nasdaq (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the Initial Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

6.8 Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement is required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or

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announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each party may make statements or disclosures that are consistent in tone and substance with prior releases, public disclosures or statements made by either party in compliance with this Section 6.8 (which statements may include internal communications to their respective employees). Notwithstanding the foregoing, the restrictions in this Section 6.8 shall not apply to any public release or announcement (a) made or proposed to be made by Alpha or Sierra, as applicable, in connection with a Competing Proposal, a Superior Proposal, a Sierra Adverse Recommendation Change, an Alpha Adverse Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 6.4 or (b) in connection with any disputes between the parties regarding this Agreement or the Transactions. Alpha and Sierra agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the parties.

6.9 Director and Officer Indemnification.

(a) From and after the Effective Time, Alpha shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the organizational documents of Alpha or Sierra, as applicable, in effect as of the date of this Agreement, and (iii) any Contract of Alpha or Sierra, as applicable, in effect as of the date of this Agreement, each present and former director and officer of Alpha, Sierra or any of their respective Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Alpha agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in its certificate of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Alpha shall, and shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of Alpha or Sierra, as applicable, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Alpha, Sierra or any of their respective Subsidiaries, provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such Proceeding.

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(c) For six (6) years from and after the Effective Time, Alpha shall maintain for the benefit of the Indemnitees, directors’ and officers’ insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of Alpha or Sierra, as applicable, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Alpha shall not be required to pay an annual premium for the D&O Insurance in excess of two hundred fifty percent (250%) of the last annual premium paid by Alpha or Sierra, as applicable, prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to two hundred fifty percent (250%) of such last annual premium, Alpha shall nevertheless be obligated to provide such coverage as may be obtained for two hundred fifty percent (250%) of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Alpha or Sierra, as applicable, prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d) In the event that Alpha (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Alpha will cause proper provision to be made so that the successors and assigns of Alpha assume the obligations, including with respect to indemnification, advancement of expenses and exculpation, set forth in this Section 6.9, unless such result occurs by operation of Law.

(e) The provisions of this Section 6.9 will survive the consummation of the Merger and (i) are intended to be for the benefit of, and will be enforceable by, each Indemnitee, and his or her heirs, successors, assigns and Representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by Contract or otherwise.

6.10 Stock Exchange Listing. Alpha and Sierra shall use their reasonable best efforts to cause the shares of Alpha Common Stock to be issued in connection with the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Alpha shall submit a listing application with Nasdaq (the “Nasdaq Listing Application”) with respect to such shares of Alpha Common Stock. Each of Alpha and Sierra shall use its reasonable best efforts to have the Nasdaq Listing Application approved (subject to official notice of issuance) as promptly as reasonably practicable after such submission (including by responding to comments of the Nasdaq). Each of Alpha and Sierra shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation and submission of the Nasdaq Listing Application. No submission of, or amendment or supplement to, the Nasdaq Listing Application will be made by any party without providing the other parties with a reasonable opportunity to review and comment thereon. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the Nasdaq or its staff with respect to the Nasdaq Listing Application promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

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6.11 Section 16 Matters. Prior to the Effective Time, Alpha and Sierra shall take all such steps as may be required to cause any dispositions of Sierra Common Stock (including derivative securities with respect to Sierra Common Stock) or acquisitions of Alpha Common Stock (including derivative securities with respect to Alpha Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Alpha or Sierra to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.12 Stockholder Litigation. Each of Alpha and Sierra shall promptly notify the other party of, and shall keep the other party reasonably informed with respect to, the status of any litigation brought by stockholders of Alpha or stockholders of Sierra or in the name of Alpha or Sierra against Alpha or Sierra, as applicable, or their respective directors or officers relating to the Transactions contemplated by this Agreement, including the Merger. Each party shall control the defense of any such litigation against it or its directors or officers and shall provide the other party a reasonable opportunity to participate in (but not control) the defense of such litigation; provided, however, that no party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed). No party shall make or agree to make any mooting disclosure in respect of any litigation against either party or any of its Subsidiaries, directors or officers relating to the Merger or any of the other Transactions or this Agreement, in each case, without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.13 Tax Matters.

(a) Intended Tax Treatment.

(i) For U.S. federal income Tax purposes, the parties (A) intend that the Merger qualify for the Intended Tax Treatment and (B) hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which Alpha, Alpha Merger Sub and Sierra are parties under Section 368(b) of the Code. The parties further intend that, as a result of the Merger, for U.S. federal income tax purposes, the consolidated group of which Alpha was the common parent immediately prior to the Merger will cease to exist as of Closing, and the consolidated group of which Sierra was the common parent immediately prior to the Merger shall be treated as remaining in existence (with Alpha becoming the common parent of such group) in accordance with Treasury Regulations Section 1.1502-75(d)(3)(i).

(ii) Notwithstanding anything herein to the contrary, both prior to and following the Effective Time, Sierra, Alpha and Alpha Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the Merger to qualify for the Intended Tax Treatment. None of Sierra, Alpha or Alpha Merger Sub shall, or shall

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cause or permit any of their respective Subsidiaries to, take or omit to take any action, as a result of which, the Merger would reasonably be expected to fail to qualify for the Intended Tax Treatment. Each party hereto agrees to file all Tax Returns in a manner consistent with the Intended Tax Treatment for U.S. federal (and applicable U.S. state and local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(iii) Alpha, on the one hand, and Sierra, on the other hand, shall use reasonable best efforts to promptly notify the other party if, at any time before the Effective Time, it has Knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(b) Sierra Tax Opinion. Alpha, Alpha Merger Sub and Sierra shall each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of the Sierra Tax Opinion, including by executing and delivering customary Tax representation letters as Sierra Tax Counsel may reasonably request; provided, that such representation letters shall be (i) substantially in the form and substance of Exhibit C and Exhibit D attached hereto with any modifications thereto as are deemed necessary by Sierra Tax Counsel, (ii) consistent with this Agreement, (iii) dated as of the date of such opinion and (iv) signed by an officer of Sierra or Alpha and Alpha Merger Sub, as applicable. Notwithstanding the foregoing, each of Alpha and Sierra acknowledge and agree that the Closing of the Merger shall not be conditioned upon the delivery of the Sierra Tax Opinion. In addition, if requested by Alpha, Sierra, Alpha and Alpha Merger Sub shall cooperate and deliver documents comparable to those described in the first sentence of this Section 6.13(b) to Alpha and its tax counsel to enable Alpha to obtain an opinion consistent with the Sierra Tax Opinion.

6.14 Employee Matters.

(a) Subject to the terms of any applicable collective bargaining agreement and applicable Law, Alpha shall, or shall cause a Subsidiary (including the Surviving Corporation and its Subsidiaries) to, provide each employee of Alpha, Sierra and their respective Subsidiaries immediately prior to the Effective Time who continues employment with Alpha or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, with: (i) during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, (x) an annual base salary or hourly wage rate and a target annual cash bonus opportunity (excluding specific performance goals) that are not less than the annual base salary or hourly wage rate and target annual cash bonus opportunity (excluding specific performance goals) for which such Continuing Employee was eligible immediately prior to the Effective Time, and (y) retirement, health and welfare and other benefits (excluding equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), defined benefit arrangements, nonqualified deferred compensation, retention, severance or transaction benefits, retiree health and welfare arrangements and specific performance goals for any cash-based compensation program (together, the “Excluded Benefits”)) that are, in the aggregate, substantially comparable to those provided either (1) to such Continuing Employee immediately prior to the Closing Date, or (2) in the case

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of a Continuing Employee who was employed by Alpha or its Subsidiaries immediately prior to the Effective Time (an “Alpha Continuing Employee”), to similarly situated employees of Sierra or its Subsidiaries immediately prior to the Effective Time, or (3) in the case of a Continuing Employee who was employed by Sierra or its Subsidiaries immediately prior to the Effective Time (a “Sierra Continuing Employee”), to similarly situated employees of Alpha and its Subsidiaries, in each case excluding the Excluded Benefits, and (ii) upon a termination without cause that occurs during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date severance benefits that are no less favorable than those set forth on Section 6.14(a) of the Alpha Disclosure Schedule (in the case of an Alpha Continuing Employee) or Section 6.14(a) of the Sierra Disclosure Schedule (in the case of a Sierra Continuing Employee), in each case subject to the timely execution and non-revocation of a release of claims in a form reasonably satisfactory to Alpha.

(b) Subject to applicable Law, Alpha will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to give credit under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) to Continuing Employees for all service prior to the Effective Time with Alpha, Sierra or their respective Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by Alpha, Sierra or any of their respective Subsidiaries, as applicable) for all purposes for which such service was taken into account or recognized by Sierra or Alpha or their respective Subsidiaries, as applicable, for purposes of eligibility for participation and vesting (but not accrual of benefits, other than for purposes of determining the level of vacation or severance benefits), but not to the extent crediting such service would result in duplication of benefits and not for purposes of defined benefits plans or retiree welfare plans, except to the extent required by applicable Laws.

(c) In addition, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision or other health benefits to any Continuing Employee and his or her dependents, Alpha will use its commercially reasonable efforts, and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts, to (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable Alpha Benefit Plan or Sierra Benefit Plan, as applicable, and (ii) credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents prior to the Effective Time under an Alpha Benefit Plan or a Sierra Benefit Plan, as applicable, during the calendar year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such calendar year under any Post-Closing Plan, as if such amounts had been paid in accordance with such plan.

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(d) If requested in writing by Alpha no later than five (5) Business Days prior to the expected Closing Date, Sierra shall adopt written resolutions to terminate, effective as of no later than the day immediately before the Closing Date, any Sierra Benefit Plan sponsored by Sierra or its Subsidiaries that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “Sierra 401(k) Plan”), and effective immediately prior to the Closing, (i) all participants in any Sierra 401(k) Plan shall be fully vested in their account balances and (ii) no Continuing Employee or other Person shall have any right thereafter to contribute any amounts to such Sierra 401(k) Plan based upon compensation earned after the Closing. Sierra will provide Alpha with a copy of such proposed resolutions terminating such Sierra 401(k) Plan prior to adoption thereof and shall deliver evidence to Alpha of such approval. Alpha shall establish or designate a replacement plan intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (an “Alpha 401(k) Plan”) for which Continuing Employees shall become eligible to participate immediately after the Closing Date. If the Sierra 401(k) Plan is terminated pursuant to this Section 6.14(d), Alpha shall use commercially reasonable efforts to cause such Alpha 401(k) Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from a Sierra 401(k) Plan, including a rollover of any associated plan loans, as directed by the Continuing Employees.

(e) To the extent any bonus amounts under any annual cash bonus, sales commission and other short-term cash incentive plans of Alpha or Sierra or their Subsidiaries (the “Bonus Amounts”) with respect to a performance period completed on or prior to the Closing remain unpaid as of the Closing Date, Alpha will or will cause a Subsidiary (including the Surviving Corporation and its Subsidiaries) to, as applicable, calculate all such Bonus Amounts in accordance with such cash bonus, sales and other incentive plans and pay any such Bonus Amounts in the ordinary course of business to the eligible Continuing Employees without regard to whether an eligible Continuing Employee remains employed after the Closing Date. In the event that a Continuing Employee (other than a Continuing Employee set forth on Section 6.14(e) of the Alpha Disclosure Schedule) is terminated by Alpha or a Subsidiary without “cause” (as defined in the Alpha Stock Plan) on or after the Closing Date and prior to the payment of a Bonus Amount in respect of the performance period in which the Closing occurs, Alpha shall cause such Bonus Amount to be calculated and paid to such Continuing Employee in respect of such performance period; provided, however, that such Bonus Amount will be: (i) calculated at the target level of performance for the entire performance period, (ii) prorated for the portion of the performance period completed prior to such termination, and (iii) paid at the time at which Alpha or a Subsidiary would ordinarily pay such Bonus Amounts for the year in which the Closing Date occurs. With respect to any such Bonus Amounts payable in accordance with this Section 6.14(e) that constitute nonqualified deferred compensation subject to Section 409A of the Code, such payment will be made at the earliest time permitted under the terms of such annual cash bonus, sales commission or other short-term cash incentive plan that will not trigger a Tax or penalty under Section 409A of the Code. For purposes of this Section 6.14(e), any employee of Alpha or Sierra or their Subsidiaries whose employment is terminated on the Closing Date will be considered a “Continuing Employee.”

(f) Prior to the Effective Time, each of Sierra and Alpha shall provide to the other party copies of any written, broad-based communications with employees of Alpha, Sierra or their respective Subsidiaries, and any written communications with any Union, or by Sierra with any employee of Alpha or its Subsidiaries, or by Alpha with any employee of Sierra or its Subsidiaries regarding the impact of the Merger on any employee’s employment, compensation or benefits for such other party’s prior approval, as applicable, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that no such prior approval shall be required in the event (i) the other party has previously approved the information contained in such communication or (ii) the information contained in such communication was previously publicly disclosed as long as no such communication creates a legally binding right to any compensation or benefits.

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(g) No later than ten (10) Business Days prior to the anticipated Closing Date, each of Sierra and Alpha shall provide to the other party an updated version of the employee headcount described in Section 4.12(f) or Section 5.12(f), as applicable, and containing the information required by such Section.

(h) Prior to the Effective Time, each of Sierra and Alpha shall promptly (and in any event within five (5) Business Days) notify the other party in writing upon becoming aware of any material breach or threatened material breach of any noncompetition, nonsolicitation or nondisclosure obligation owed to such party or any of its Subsidiaries by any current or former employee or independent contractor with annual base compensation in excess of $200,000, and shall consult with the other party in good faith regarding any enforcement action with respect thereto.

(i) Each of Sierra and Alpha acknowledge and agree that the consummation of the Transactions will constitute a “change in control” of Alpha for purposes of the Alpha Benefit Plans, and shall be deemed to be a “change in control” of Sierra for purposes of the Sierra Benefit Plans (except as provided on Section 6.14(i) of the Sierra Disclosure Schedule), including, without limitation, for purposes of: (A) the Alpha Stock Plan, the Sierra Stock Plan and any awards granted thereunder; and (B) determining any Alpha Continuing Employee’s or Sierra Continuing Employee’s entitlement to severance under any severance plan or program maintained by Alpha or Sierra immediately prior to the Effective Time.

(j) Without limiting the generality of Section 9.8, this Section 6.14 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 6.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.14. Nothing in this Agreement, express or implied, is or shall be construed to (i) establish, amend or modify any Alpha Benefit Plan or Sierra Benefit Plan or other employee or director compensation or benefit plan or (ii) prevent Alpha or its Subsidiaries from amending, modifying, suspending, revoking or terminating any Alpha Benefit Plan or Sierra Benefit Plan. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 6.14 shall not create any right in any employee of Sierra or its Subsidiaries or any other Person to any continued employment with Sierra, Alpha, the Surviving Corporation or their respective Subsidiaries or any right to compensation or benefits of any nature or kind whatsoever.

6.15 Cooperation as to Integration. Each of Alpha and Sierra will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the business operations of Alpha and Sierra.

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6.16 Financing Matters. Between the date hereof and the Closing Date, each of Sierra and Alpha shall, and shall cause their respective Subsidiaries to, cooperate to mutually develop and determine an optimal global financing structure for Alpha and its Subsidiaries from and after the Closing (assuming consummation of the Merger), and to use reasonable best efforts to implement such arrangements that are mutually agreed between Alpha and Sierra, in anticipation of and conditioned upon the consummation of the Merger and taking into account the expected post-Closing operations and the characteristics and terms of the existing indebtedness, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, waivers, redemption, payoff, new financing or otherwise with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes, including any amendments, consents, waivers and other modifications with respect to any credit agreement or senior notes of Sierra, Alpha or any of their respective Subsidiaries that are necessary to permit the payoff of any other credit agreement or senior notes of Sierra, Alpha or any of their respective Subsidiaries; provided, that no such arrangement shall be required to become effective prior to the Effective Time.

6.17 Stock Exchange Delisting and Deregistration. Alpha and Sierra will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Sierra Common Stock from the Nasdaq and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

6.18 Earn-Out Payments. Pursuant to Section 1.07(b) of the AWM Purchase Agreement, Alpha hereby confirms and agrees that all of the obligations of Buyer and Parent (each as defined therein) under the AWM Purchase Agreement with respect to the Deferred Consideration Payments and the Performance Earn-Out Payments (each as defined therein), including all obligations under Sections 1.04, 1.05, 1.06 and 1.07, remain in full force and effect from and after the Effective Time. From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with its terms, Alpha shall not, and shall cause its Subsidiaries not to, make any election or determination, agreement, arrangement or understanding as to whether to pay or settle, or actually pay or settle, (i) any Deferred Consideration Installment (as defined in the APA Purchase Agreement) or portion thereof pursuant to Section 2.6 of the APA Purchase Agreement or (ii) any Deferred Consideration Payment or Performance Earn-Out Payment (each as defined in the AWM Purchase Agreement) or portion thereof pursuant to Sections 1.05 and 1.06 of the AWM Purchase Agreement, respectively, in cash, in shares of Alpha Common Stock or in a combination thereof, in each case of clauses (i) and (ii), without first obtaining the prior written consent of Sierra (which consent shall not be unreasonably withheld, conditioned or delayed) with respect to (x) the form of such payment or settlement or (y) the acceleration or other modification of the terms of such payment or settlement to the extent not otherwise expressly required by the terms of the APA Purchase Agreement or AWM Purchase Agreement, as applicable.

6.19 Capped Calls. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Alpha shall (a) promptly (and in any event within two (2) Business Days) notify Sierra in writing upon receipt of any notice, communication or other indication from any counterparty to an Alpha Capped Call (or any calculation agent or determining party thereunder) of any adjustment or proposed adjustment to the terms of any Alpha Capped Call (including any adjustment to the Cap Price, Strike Price or number of Options thereunder, or any cancellation or termination payment, in each case as defined

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in the Alpha Capped Calls), whether in connection with any Announcement Event, Merger Event (each as defined in the Alpha Capped Calls), the Merger or otherwise, and provide Sierra with copies of all such written notices and communications, (b) consult with Sierra in good faith with respect to any such adjustment or proposed adjustment and consider in good faith any comments of Sierra, and (c) not agree to, accept or acquiesce in any such adjustment or proposed adjustment, or any related determination, without Sierra’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) (it being understood that a counterparty may, without the consent of Alpha or Sierra, (x) determine that such adjustments are necessary under the relevant Alpha Capped Call and (y) execute such adjustments in accordance with the terms thereof).

ARTICLE 7

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Alpha, Sierra and Alpha Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. The Sierra Stockholder Approval and the Alpha Stockholder Approval shall have been obtained.

(b) Nasdaq Listing. The shares of Alpha Common Stock issuable to the stockholders of Sierra pursuant to this Agreement shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction that enjoins, prohibits, restrains or makes illegal the consummation of the Transactions and shall continue in effect.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings seeking a stop order.

(e) HSR Act. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated.

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7.2 Conditions to Obligations of Alpha and Alpha Merger Sub Under This Agreement. The obligations of Alpha and Alpha Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Sierra set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Sierra Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Sierra Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1(a) (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.21 (Broker’s Fees) and Section 4.22 (Opinion of Financial Advisor) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Sierra Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 4.2(a) (Sierra Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies and (iii) the representation and warranty set forth in clause (b) of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) Sierra shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Sierra Material Adverse Effect.

(d) Sierra shall have delivered to Alpha a certificate, dated as of the Closing Date and signed by an executive officer of Sierra, certifying to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

7.3 Conditions to Obligations of Sierra Under This Agreement. The obligation of Sierra to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Alpha set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Alpha Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Alpha Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 5.1(a) (Corporate Organization), Section 5.3 (Authority; Execution and Delivery; Enforceability), Section 5.21 (Broker’s Fees), Section 5.22 (Opinion of Financial Advisor) and

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Section 5.26 (Alpha Merger Sub) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Alpha Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 5.2(a) (Alpha Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, and (iii) the representation and warranty set forth in clause (b) of Section 5.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) Alpha and Alpha Merger Sub shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(d) Alpha shall have delivered to Sierra a certificate, dated as of the Closing Date and signed by an executive officer of Alpha, certifying to the effect that the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Alpha Stockholder Approval or Sierra Stockholder Approval have been obtained, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual written consent of Alpha and Sierra;

(b) by either Alpha or Sierra:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction which permanently prohibits, restrains, enjoins or makes illegal the consummation of the Transactions; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of this Agreement is the primary cause of, or resulted in, the promulgation, entry, enforcement, enactment or issuance of such Law or Order;

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(ii) if the Transactions shall not have been consummated by May 4, 2027 (the “Initial Outside Date”); provided, that in the event that at the Initial Outside Date, all of the conditions to Closing set forth in Article 7, other than any of the conditions set forth in Section 7.1(b), Section 7.1(c) (solely with respect to Laws or Orders related to the HSR Act or other antitrust, competition, merger control or foreign investment Laws) or Section 7.1(e), have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or have been waived by Alpha and Alpha Merger Sub or Sierra, as applicable, then the Initial Outside Date shall automatically be extended to November 4, 2027 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Alpha and Sierra mutually agree to an earlier Extended Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of this Agreement has primarily caused or resulted in the failure of the Closing to have occurred by the Outside Date;

(iii) if the Sierra Stockholder Approval shall not have been obtained upon a vote taken thereon at the Sierra Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to Sierra if Sierra’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Sierra Stockholder Approval; or

(iv) if the Alpha Stockholder Approval shall not have been obtained upon a vote taken thereon at the Alpha Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(iv) shall not be available to Alpha if Alpha’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Alpha Stockholder Approval.

(c) by Sierra:

(i) if Alpha shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Alpha prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Alpha by Sierra of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b); provided, however, that this termination right shall not be available if Sierra is in breach or has failed to perform any of its representations, warranties or covenants contained in this Agreement such that a condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(ii) at any time prior to the receipt of the Alpha Stockholder Approval, if (A) the Alpha Board shall have effected an Alpha Adverse Recommendation Change or (B) Alpha shall have committed a Willful and Material Breach of any of its obligations under Section 6.4 that is incapable of being cured by Alpha prior to the Outside Date or otherwise is not cured by the earlier of (x) five (5) Business Days following written notice to Alpha by Sierra of such breach or (y) the Business Day prior to the Outside Date.

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(d) by Alpha:

(i) if Sierra shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Sierra prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Sierra by Alpha of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b); provided, however, that this termination right shall not be available if Alpha is in breach or has failed to perform any of its representations, warranties or covenants contained in this Agreement such that a condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied; or

(ii) at any time prior to the receipt of the Sierra Stockholder Approval, if (A) the Sierra Board shall have effected a Sierra Adverse Recommendation Change or (B) Sierra shall have committed a Willful and Material Breach of any of its obligations under Section 6.4 that is incapable of being cured by Sierra prior to the Outside Date or otherwise is not cured by the earlier of (x) five (5) Business Days following written notice to Sierra by Alpha of such breach or (y) the Business Day prior to the Outside Date.

8.2 Notice of Termination; Effect of Termination. A terminating party shall provide written notice of termination to the other party or parties, specifying the provision hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the valid termination of this Agreement pursuant to Section 8.1 and the preceding sentence, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Alpha, Sierra or Alpha Merger Sub or their respective Subsidiaries, officers, directors or Representatives, except with respect to this Section 8.2, Section 8.3 and Article 9, which provisions shall survive such termination; provided, that nothing herein shall relieve any party from liabilities or damages incurred or suffered as a result of a Willful and Material Breach by Sierra, on the one hand, or Alpha or Alpha Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement. For the avoidance of doubt, (a) only Alpha or Sierra, as applicable (and not their respective stockholders) may bring an action pursuing liability for such damages and (b) Alpha or Sierra, as applicable, may retain, without distribution to its stockholders, any such damages received. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

8.3 Expenses; Termination Fees.

(a) Except as otherwise provided in this Section 8.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 6.3, (ii) all SEC filing fees relating to the Transactions and (iii) the filing fees payable to Governmental Entities pursuant to the HSR Act and other antitrust, competition, merger control and foreign investment Laws with respect to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Alpha and Sierra), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses and all such fees and expenses shall be paid by the applicable responsible party concurrently with the Closing.

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(b) If this Agreement is terminated by Alpha pursuant to Section 8.1(d)(ii) (or pursuant to any other provision of Section 8.1 at a time when Alpha would have been entitled to terminate this Agreement pursuant to Section 8.1(d)(ii)), then Sierra shall pay to Alpha $40,300,000 (the “Sierra Termination Fee”) no later than two (2) Business Days following such termination.

(c) (i) If this Agreement is terminated (A) pursuant to Section 8.1(b)(iii), (B) pursuant to Section 8.1(d)(i) or (C) pursuant to Section 8.1(b)(ii) without the Sierra Stockholders Meeting having occurred, and (ii) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Sierra Board (and not withdrawn) after the date of this Agreement and prior to the date of the Sierra Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (iii) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Sierra enters into a definitive agreement in respect of a Competing Proposal, then Sierra shall pay to Alpha the Sierra Termination Fee no later than two (2) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 8.3(c), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 6.4(g)(i), except that all references to 20% shall be changed to 50%.

(d) If this Agreement is terminated by Sierra pursuant to Section 8.1(c)(ii) (or pursuant to any other provision of Section 8.1 at a time when Sierra would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(ii)), then Alpha shall pay to Sierra $22,200,000 (the “Alpha Termination Fee”) no later than two (2) Business Days following such termination.

(e) (i) If this Agreement is terminated (A) pursuant to Section 8.1(b)(iv), (B) pursuant to Section 8.1(c)(i) or (C) pursuant to Section 8.1(b)(ii) without the Alpha Stockholders Meeting having occurred, and (ii) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Alpha Board (and not withdrawn) after the date of this Agreement and prior to the date of the Alpha Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (iii) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Alpha enters into a definitive agreement in respect of a Competing Proposal, then Alpha shall pay to Sierra the Alpha Termination Fee no later than two (2) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 8.3(e), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 6.4(g)(i), except that all references to 20% shall be changed to 50%.

(f) Any Sierra Termination Fee or Alpha Termination Fee due under this Section 8.3 shall be paid by wire transfer of immediately available funds.

(g) The parties each agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 8.3 and, in order to obtain such payment, Sierra or Alpha, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual

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payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. For the avoidance of doubt, in no event shall Sierra be required to pay the Sierra Termination Fee, nor shall Alpha be required to pay the Alpha Termination Fee, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event that the Alpha Termination Fee or Sierra Termination Fee is payable and actually paid to Alpha or Sierra in accordance with this Section 8.3, payment of such Alpha Termination Fee or Sierra Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its respective affiliates against any other party or such other party’s stockholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful and Material Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Alpha Termination Fee or Sierra Termination Fee, expanding the circumstances in which the Alpha Termination Fee or Sierra Termination Fee are to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Alpha Termination Fee or Sierra Termination Fee are payable pursuant to this Section 8.3, it is agreed that each of such amount is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of the Alpha Termination Fee or Sierra Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or fraud.

8.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Alpha Stockholder Approval or Sierra Stockholder Approval has been obtained; provided, that after the Alpha Stockholder Approval or Sierra Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Alpha or stockholders of Sierra, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties at the time of the amendment.

8.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Alpha Stockholder Approval or Sierra Stockholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Alpha or stockholders of Sierra, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

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ARTICLE 9

GENERAL PROVISIONS

9.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time (including, for the avoidance of doubt, the covenants and agreements set forth in Article 3, Section 6.9, Section 6.10, Section 6.13, Section 6.14 and this Article 9), which shall survive to the extent expressly provided for therein.

9.2 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in person, (b) on the next Business Day if transmitted by national overnight courier with proof of delivery or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Sierra, addressed to it at:

Shoals Technologies Group, Inc.

1400 Shoals Way

Portland, TN 37148, United States

Attention:  Bobbie King

Email:     [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Bradley C. Faris; Kevin M. Richardson

Email: [***]

If to Alpha or Alpha Merger Sub, addressed to it at:

Array Technologies, Inc.

3901 Midway Place NE

Albuquerque, NM 87109, United States

Attention:  Gina Gunning; Aaron Gabelnick

Email:     [***]

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with a copy (which shall not constitute notice) to:

Jones Day

901 Lakeside Ave.

Cleveland, OH 44114

Attention: Benjamin L. Stulberg

Email: [***]

and

Jones Day

250 Vesey Street

New York, New York 10281

Attention: Ann M. Bomberger

Email: [***]

9.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Alpha or Sierra, on the one hand, and a counterparty, on the other hand, that contains confidentiality provisions that are no less favorable in the aggregate to such counterparty than those contained in the Confidentiality Agreement with respect to Alpha or Sierra, as applicable; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any party to this Agreement or otherwise conflicting with the obligations of any party under this Agreement; provided, further, that such confidentiality agreement shall not contain any “standstill” or similar provision that would prohibit making or amending a Competing Proposal to Alpha or Sierra, as applicable.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Alpha 2028 Convertible Notes” means Alpha’s 1.000% Convertible Senior Notes due 2028.

“Alpha 2028 Indenture” means that certain Indenture, dated December 3, 2021, by and among Alpha and U.S. Bank National Association, as trustee.

“Alpha 2031 Convertible Notes” means Alpha’s 2.875% Convertible Senior Notes due 2031.

“Alpha 2031 Indenture” means that certain Indenture, dated June 27, 2025, by and among Alpha and U.S. Bank National Association, as trustee.

“Alpha Capped Calls” means the capped call transactions entered into by Alpha in connection with the issuance of the Alpha 2028 Convertible Notes and the Alpha 2031 Convertible Notes, each as evidenced by the confirmations set forth in Section 5.2(a) of the Alpha Disclosure Schedule.

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“Alpha Convertible Notes” means the Alpha 2028 Convertible Notes and the Alpha 2031 Convertible Notes.

“Alpha Data” means all customer, employee, vendor or business partner data used, processed and/or hosted by or on behalf of Alpha, whether provided by Alpha or any other Person.

“Alpha Disclosure Schedule” means the disclosure schedule delivered by Alpha to Sierra prior to the execution of this Agreement.

“Alpha Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Alpha and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to an Alpha Material Adverse Effect, and shall not otherwise be taken into account in determining whether an Alpha Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts Alpha and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Alpha or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriations or funding hiatus (or similar event) or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of Alpha under this Agreement (or expressly permitted in Section 6.2 of the Alpha Disclosure Schedule) or taken at the written request of Sierra or any of its affiliates, (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Sierra or any of its affiliates, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Alpha Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Alpha or its Subsidiaries (provided that the underlying cause of such change or downgrade may be taken into account in determining whether an Alpha Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by Alpha or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations, provided that the underlying cause of such failure may be taken into account in determining whether an Alpha Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

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“Alpha Material Intellectual Property” means all Intellectual Property owned by Alpha and its Subsidiaries that is material to their businesses.

“Alpha Stock Plan” means the Alpha Amended & Restated 2020 Long-Term Incentive Plan, as amended or amended and restated from time to time.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Sierra, Alpha or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“APA Purchase Agreement” means the equity purchase agreement, dated as of June 17, 2025, as amended, by and among Alpha, STINorland USA, Inc., a California corporation, APA Solar, LLC, an Ohio limited liability company, SunHoldings, LLC, an Ohio limited liability company, and the guarantors party thereto.

“associate” has the meaning set forth in Section 203 of the DGCL.

“AWM Purchase Agreement” means the equity purchase agreement, dated as of July 16, 2026, as amended, by and among Alpha, STINorland USA, Inc., a California corporation, Affordable Wire Management, LLC, a Delaware limited liability company, DS Equity Holdings LLC, a Delaware limited liability company, Scott R. Rand and Daniel R. Smith.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Contract” means any agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

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“Disclosure Schedules” means the Alpha Disclosure Schedule and the Sierra Disclosure Schedule.

“Environmental Claim” means any Proceeding, notice of investigation, order, demand, allegation, accusation or written notice by any Person or entity concerning any actual or alleged liability (including actual or alleged liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the Release into the environment, of, or exposure to, any Hazardous Materials at any location.

“Environmental Laws” means any and all Laws relating to the generation, use, handling, treatment, storage, disposal, transportation or Release of Hazardous Materials, or pollution, or protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), natural resources or health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any Permit required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership, limited liability company or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any Person, any trade or business or Person (whether or not incorporated) that, together with such Person, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Foreign Securities Authority” means any securities commission, securities regulatory authority, stock exchange or similar Governmental Entity, in each case, of any jurisdiction other than the United States, having jurisdiction over Sierra, Alpha or any of their respective Subsidiaries, as applicable.

“Foreign Securities Laws” means all applicable securities Laws of any jurisdiction other than the United States, together with the rules, regulations, instruments, policies and orders of any Foreign Securities Authority, including the rules of any stock exchange outside the United States on which securities of Sierra, Alpha or any of their respective Subsidiaries are listed.

“GAAP” means generally accepted accounting principles as applied in the United States.

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“Government Contract” means any Contract (including any prime contract, subcontract at any tier, basic ordering agreement, blanket purchase agreement, letter contract, purchase order, delivery order, task order, grant, cooperative agreement, other transaction agreement, bid, proposal, change order or other arrangement of any kind, including any modification thereto) between Sierra, Alpha or any of their respective Subsidiaries, on the one hand, and (i) any Governmental Entity, (ii) any prime contractor of a Governmental Entity in its capacity as such, or (iii) any subcontractor at any tier with respect to any Contract described in clause (i) or (ii), on the other hand.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity, including any officer or employee of any entity owned (in whole or in part) or controlled by a Governmental Entity (such as any state-owned or state-controlled enterprise, utility or sovereign wealth fund); (ii) any political party or party official or candidate for political office; or (iii) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any public international organization or any department or agency thereof.

“Governmental Entity” means any supranational, transnational, national, federal, tribal, state, provincial, county, municipal, local, or foreign government, or subdivision thereof (including any governmental agency, branch, department, commission, division, official, executive or entity, and any legislature, court or tribunal), any entity exercising or entitled to executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction (whether public or private).

“group” has the meaning ascribed to it in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any substance, chemical, material or waste designated, listed, defined or classified as a pollutant or contaminant, or as toxic, infectious, carcinogenic, reactive, corrosive, ignitable or hazardous, or words of similar meaning and regulatory effect, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws due to its harmful or deleterious properties or characteristics, including asbestos and asbestos-containing materials, urea formaldehyde, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, and all applications and registrations in connection therewith, (c) domain names and all registrations in connection therewith, (d) copyrights, designs and other intellectual property rights in works of authorship and all registrations and applications in connection therewith, (e) intellectual property rights in software and (f) trade secrets and other intellectual property rights in confidential or proprietary

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information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment, infrastructure and assets.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Sierra Stockholders Meeting and the Alpha Stockholders Meeting.

“Knowledge” means the actual knowledge of the officers of Sierra set forth in Section 9.3(a) of the Sierra Disclosure Schedule or of the officers of Alpha set forth in Section 9.3(a) of the Alpha Disclosure Schedule, as the case may be.

“Law” means any supranational, transnational, national, federal, state, provincial, county, municipal, local, tribal or foreign law, common law, statute, code, ordinance, rule, regulation, treaty, constitution, requirement or binding directive of any applicable Governmental Entity, or any Order.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature (other than non-exclusive licenses of Intellectual Property), whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Nasdaq” means the Nasdaq Global Market.

“Open Source Software” means any software that is distributed, licensed or otherwise made available as open source software, public source software or freeware, or pursuant to any license identified as an “open source license” by the Open Source Initiative (http://www.opensource.org/licenses), or other license that substantially conforms to the Open Source Definition (http://www.opensource.org/osd).

“Order” means any order, writ, injunction, decree, consent decree, decision, judgment, award, settlement or stipulation issued, promulgated, made or rendered, of, by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

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“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due, or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet delinquent, or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established, (iii) Liens and other imperfections of title, matters of record and matters that would be revealed by a current, accurate survey, in each case of this clause (iii) solely to the extent the same (x) do not secure or evidence monetary indebtedness, and (y) do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate or impair the operation of the business of Sierra or Alpha, as the case may be, as currently conducted, (iv) restrictions on transfers under applicable securities Laws, (v) zoning, building codes and other land use Laws regulating the use or occupancy of the applicable real property or the activities conducted thereon, which are imposed by any governmental authority having jurisdiction over such real property, which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business thereon, (vi) with respect to real property, statutory or contractual landlord’s, lessors’ or similar liens, and (vii) those Liens set forth on Section 9.3(b) of the Sierra Disclosure Schedule with respect to Sierra and Section 9.3(b) of the Alpha Disclosure Schedule with respect to Alpha.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that relates to an identified or identifiable individual or that constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under any applicable Law.

“Proceeding” means any claim, complaint, charge, demand, assessment, litigation, injunction, suit, action, proceeding, arbitration, hearing, inquiry, administrative proceeding, investigation or audit (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air or the atmosphere.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sierra Data” means all customer, employee, vendor or business partner data used, processed and/or hosted by or on behalf of Sierra, whether provided by Sierra or any other Person.

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“Sierra Disclosure Schedule” means the disclosure schedule delivered by Sierra to Alpha and Alpha Merger Sub prior to the execution of this Agreement.

“Sierra Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Sierra and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Sierra Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Sierra Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts Sierra and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Sierra or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriations or funding hiatus (or similar event) or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of Sierra under this Agreement (or expressly permitted in Section 6.1 of the Sierra Disclosure Schedule) or taken at the written request of Alpha or any of its affiliates, (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Alpha or any of its affiliates, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Sierra Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Sierra or its Subsidiaries (provided that the underlying cause of such change or downgrade may be taken into account in determining whether a Sierra Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by Sierra or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations, provided that the underlying cause of such failure may be taken into account in determining whether a Sierra Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Sierra Material Intellectual Property” means all Intellectual Property owned by Sierra and its Subsidiaries that is material to their businesses.

“Sierra Stock Plan” means the Sierra 2021 Long-Term Incentive Plan, as amended or amended and restated from time to time.

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“Sierra Tax Counsel” shall mean Latham & Watkins LLP or such other nationally recognized Tax counsel reasonably acceptable to Sierra.

“Sierra Tax Opinion” shall mean a written opinion from Sierra Tax Counsel delivered to Sierra in connection with the consummation of the Merger pursuant to Section 6.13(b) if such opinion is required to be filed in connection with the Form S-4 or the Joint Proxy Statement (and dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 or the Joint Proxy Statement), based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Sierra Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Alpha, Alpha Merger Sub and Sierra pursuant to Section 6.13(b).

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tariff Event” means changes in interest, currency or exchange rates, commodity prices, tariffs, anti-dumping or countervailing duties, surtaxes or any trade wars or worsening of the foregoing.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated filing, declaration, forms, statements or similar documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, occupation, severance, disability, property, real property, personal property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, goods and services, environmental and license, registration documentation fees, alternative or add-on minimum or estimated taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration, collection or the imposition of any Tax or otherwise having jurisdiction in matters relating to Taxes.

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“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

9.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.5 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

9.6 Entire Agreement. This Agreement (together with the Exhibits, the Alpha Disclosure Schedule, the Sierra Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.8 No Third Party Beneficiaries . This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) the provisions of Section 6.9 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to in Section 6.9 and by their respective heirs and Representatives), but only from and after the Effective Time, and (b) the rights of Alpha, on behalf of Alpha’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), and the rights of Sierra, on behalf of Sierra’s stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in

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Section 9.12 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the transactions contemplated by this Agreement to such stockholders) in accordance with Section 8.2 in the event of Willful and Material Breach (it being agreed that in no event shall any Alpha or Sierra stockholder be entitled to enforce any of their rights, or any of the party’s obligations, under this Agreement directly in the event of any such breach, but rather that (i) Alpha shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for Alpha’s stockholders, and (ii) Sierra shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for Sierra’s stockholders, and Alpha or Sierra, as applicable, may retain any amounts obtained in connection therewith).

9.9 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available to Alpha” or “made available to Sierra”, as applicable, and words of similar import refer to documents (a) posted to the data room maintained by Alpha or Sierra or their respective Representatives, as applicable, in connection with the Transactions at least one (1) Business Day prior to the date of this Agreement, (b) delivered electronically to Alpha and Alpha Merger Sub or Sierra or any of their respective Representatives, as applicable, at least one (1) Business Day prior to the date of this Agreement or (c) that are included in the Sierra SEC Documents or Alpha SEC Documents, as applicable. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive and the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. In this Agreement, when determining whether an item is “material” to Alpha or Sierra, the term “material” shall be interpreted to mean, as applicable, “material to the business of Alpha and its Subsidiaries, taken as a whole” or “material to the business of Sierra and its Subsidiaries, taken as a whole.” In this Agreement, except as the context may otherwise require, references to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated, amended and restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement). In this Agreement, except as the context may otherwise require, references to “days” mean calendar days. When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day, or if any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless context otherwise requires, all references in this Agreement to a specific time shall refer to New York, New York time.

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9.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, any other state court of the State of Delaware or the United States District Court for the District of Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware state court or, to the extent permitted by Law, in such district court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware state or district court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware state or district court. Each of the parties agrees that a final judgment in any such Proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(c).

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9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission, .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.12 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required by the parties hereunder to consummate the Transactions), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. Sierra’s or Alpha’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach.

9.13 Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of the parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant or that such item has had or would reasonably be expected to have a Sierra Material Adverse Effect or Alpha Material Adverse Effect, and the disclosure therein of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement, (f)

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the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement, and (g) in disclosing such information, the disclosing party does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work product doctrine with respect to any of the matters disclosed or discussed therein. For the avoidance of doubt, neither the Disclosure Schedules nor any other document or instrument referenced therein (other than this Agreement) shall be deemed part of this Agreement for the purposes of Section 268 of the DGCL but do constitute “facts ascertainable” as that term is used in Section 251(b) of the DGCL and operate upon the terms of this Agreement as provided herein.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ARRAY TECHNOLOGIES, INC.

By:	/s/ Kevin G. Hostetler
Name:	Kevin G. Hostetler
Title:	Chief Executive Officer

PENSACOLA MERGER SUB, INC.

By:	/s/ Neil Manning
Name:	Neil Manning
Title:	President and Treasurer

SHOALS TECHNOLOGIES GROUP, INC.

By:	/s/ Brandon Moss
Name:	Brandon Moss
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 4.1

ARRAY TECHNOLOGIES, INC.

3901 MIDWAY PLACE NE

ALBUQUERQUE, NEW MEXICO 87109

November 4, 2026

BCP Helios Aggregator L.P. & BEFIP III – ESC Helios Holdco L.P.

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Attention:

Email:

VP Helios Investments LLC

350 N. 5th Street, Suite 800

Minneapolis, MN 55401

Attention:

Email:

Re:	Series A Perpetual Preferred Stock of Array Technologies, Inc.

Ladies and Gentlemen:

Reference is made to (a) that certain Agreement and Plan of Merger and Reorganization, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Shoals Technologies Group, Inc., a Delaware corporation (“Sierra”), Array Technologies, Inc., a Delaware corporation (“Alpha”) and Pensacola Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Alpha (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Sierra, with Sierra surviving the merger as a wholly owned subsidiary of Alpha (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), (b) the Certificate of Designations of Series A Perpetual Preferred Stock of Alpha, filed with the Secretary of State of the State of Delaware on August 11, 2021 (as amended from time to time prior to the date hereof, the “Original Certificate”), (c) that certain Securities Purchase Agreement, dated as of August 10, 2021, by and between Alpha and BCP Helios Aggregator L.P., a Delaware limited partnership (“Aggregator”) (as amended from time to time, and as joined by BEFIP III – ESC Helios Holdco L.P., a Delaware limited partnership (“Holdco” and, together with Aggregator, “Blackstone”), as a Permitted Transferee pursuant to that certain Assignment and Assumption Agreement, dated as of August 11, 2021, by and between Aggregator and Holdco, the “Purchase Agreement”), pursuant to which, among other things, Aggregator and Holdco collectively purchased 400,000 shares of Alpha’s Series A Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Certificate, or if not defined therein, the Merger Agreement or Purchase Agreement, as applicable. Alpha, Aggregator, Holdco and VP Helios (as defined below) are each referred to herein as a “Party” and collectively as the “Parties”, and Aggregator, Holdco and VP Helios are referred to herein collectively as the “Investor Parties” and each, an “Investor Party”. Unless the context otherwise requires, each reference herein to Blackstone shall refer to Aggregator and Holdco, collectively, and the obligations of Aggregator and Holdco hereunder shall be several and not joint.

Concurrently with the execution and delivery of the Merger Agreement, and as a material inducement to the willingness of Alpha and Sierra to enter into the Merger Agreement, the Parties desire to agree to certain matters relating to the Preferred Stock, each as set forth in this letter agreement (this “Agreement”). Now, therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amended and Restated Certificate of Designations. Effective as of the date hereof, VP Helios Investments LLC, a Delaware limited liability company (“VP Helios”), in its capacity as a Holder (including as the Holder constituting the Majority Holders as of the date hereof and, to the extent that Blackstone does not exercise its right to call the Preferred Stock (the “Call Option”) at or prior to the Closing, as of the Closing), and Blackstone, as the Purchasers and the Purchaser Representative under the Purchase Agreement and, to the extent Blackstone exercises the Call Option and closes on such transaction at or prior to the Closing, as Holders (including, to the extent such call is exercised, as the Holders constituting the Majority Holders as of the date of such call), hereby irrevocably agrees to execute and deliver to Alpha, at least ten (10) Business Days prior to the anticipated Closing Date (as defined in the Merger Agreement) (as notified in writing by Alpha to the Investor Parties not less than fifteen (15) Business Days prior thereto), a written consent of the Majority Holders, pursuant to Section 9(a)(ii) of the Original Certificate and Section 228 of the General Corporation Law of the State of Delaware, in form and substance reasonably satisfactory to all Parties and Sierra, consenting to and approving the amendment and restatement of the Original Certificate in substantially the form attached hereto as Exhibit A (the “Amended and Restated Certificate”), and, following delivery thereof, no Investor Party shall revoke, withdraw or modify such consent. On the Closing Date, subject to and following the Effective Time (as defined in the Merger Agreement) and subject to receipt of the consent of the Majority Holders pursuant to this Section 1, Alpha shall cause the Amended and Restated Certificate to be filed with the Secretary of State of the State of Delaware, which shall become effective upon filing (or upon such later date as agreed to by the Parties and specified in the Amended and Restated Certificate). Until the Effective Time, the Original Certificate shall remain in full force and effect without modification. From and after the effectiveness of the Amended and Restated Certificate, (i) each reference in the Purchase Agreement (including Exhibit A thereto) to the “Certificate of Designations” shall be deemed to refer to the Amended and Restated Certificate, as the same may be amended from time to time, and (ii) each capitalized term used in the Purchase Agreement that is defined therein by reference to the Certificate of Designations shall have the meaning ascribed to such term in the Amended and Restated Certificate; provided, that nothing in this sentence shall be deemed to revive, extend or otherwise modify any right under Section 4.1 of the Purchase Agreement, which shall be governed by Section 3 of this Agreement.

2. [Reserved]

3. Acknowledgement of Expiration of Board Rights. Each of Aggregator and Holdco, in its capacity as a Purchaser and the Purchaser Representative, hereby acknowledges and agrees that any right of the Purchaser Representative under Section 4.1 of the Purchase Agreement to designate the Series A Director, to nominate any Purchaser Nominee for election to the Board of Directors and to appoint non-voting observers to the Board of Directors expired upon consummation of the transfer of the Subject Shares (as defined below) to VP Helios and is of no further force or effect, and hereby acknowledges and agrees that none of the Purchaser Representative, any Purchaser or any other Purchaser Party has (whether before or after the exercise of the Call Option) any right to designate or nominate any director or appoint any non-voting observer to the board of directors of Alpha, Sierra or any of their respective subsidiaries under the Purchase Agreement or otherwise.

4. Financial Statements and Other Information. Conditioned upon the occurrence of the Closing and effective as of the Effective Time, for purposes of Section 4.6 of the Purchase Agreement, the term “Threshold Amount” shall mean $50,000,000.00.

5. Consent Fee. Conditioned upon the occurrence of the Closing and the Effective Time, and in consideration of the agreements, acknowledgments, waivers and consents of the Investor Parties set forth herein, Alpha shall pay to VP Helios (or, if Blackstone has exercised the Call Option and closed on such transaction at or prior to the Closing, to Blackstone) on the Closing Date, by wire transfer of immediately available funds to an account designated in writing by VP Helios (or Blackstone, if applicable) not less than three (3) Business Days prior to the Closing Date, a fee in cash equal to 1.00% of the sum of (x) the aggregate Liquidation Preference of all outstanding shares of Preferred Stock, plus (y) all accrued and unpaid dividends thereon through but not including the Closing Date, whether or not declared (such fee, the “Consent Fee”). No other fee shall be payable by Alpha to the Investor Parties pursuant to this Agreement. No portion of the Consent Fee shall be payable if the Closing does not occur.

6. No Assertion of Fundamental Change Claims. Subject to Alpha’s compliance with its obligations under this Agreement and the Amended and Restated Certificate, each Investor Party, on behalf of itself and its successors, assigns and transferees, irrevocably agrees not to assert, commence or support any claim, action or proceeding alleging that the execution, delivery or performance of the Merger Agreement, the consummation of the Merger or any other Transaction constitutes a “Fundamental Change,” gives rise to any “Fundamental Change Repurchase Right,” or breaches or gives rise to any obligation or right under Sections 8(b), 8(e), 8(f) or 8(j) of the Original Certificate; provided, however, that no failure to comply shall be taken into account for purposes of this Section 6 unless Alpha has received written notice thereof from the Investor Parties and such failure remains uncured thirty (30) days thereafter. For purposes of this Section 6, each reference to the Merger, the Transactions and any other term defined by reference to the Merger Agreement shall be construed by reference to the Merger Agreement as in effect on the date hereof (without giving effect to any amendment, supplement, waiver or other modification thereof after the date hereof that is adverse to VP Helios, Blackstone or the Majority Holders, unless consented to in writing by the Investor Parties).

7. Representations and Warranties of the Investor Parties. As a material inducement to Alpha to enter into and perform its obligations under this Agreement, each Investor Party, severally but not jointly, represents and warrants, in each case only with respect to such Investor Party, to Alpha that the statements in this Section 7 are true and correct as of the date of this Agreement and the Closing Date:

(a) Authorization of Transaction. The execution, delivery and performance by such Investor Party of this Agreement and each other agreement, document or instrument or certificate contemplated hereby to which such Investor Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action, and no other act or proceeding on the part of such Investor Party, its board of directors, board of managers, members or equityholders, as applicable, is necessary to authorize the execution, delivery or performance of this Agreement or each other agreement, document or instrument or certificate contemplated hereby and the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by such Investor Party and, assuming the due execution and delivery of this Agreement and the other agreements contemplated hereby by the other parties hereto and thereto, this Agreement constitutes, and each other agreement, document or instrument or certificate contemplated hereby upon execution and delivery by such Investor Party will each constitute, a valid and binding obligation of such Investor Party, enforceable in accordance with their terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Noncontravention. Neither the execution and the delivery by such Investor Party of this Agreement and each other agreement, document or instrument or certificate contemplated hereby to which such Investor Party is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any law, statute, rule, regulation or executive order to which such Investor Party is subject or (ii) result in a breach of or conflict with any term, covenant, condition or provision of, or constitute a default under, any material commitment, contract or other agreement or instrument to which such Investor Party is bound or to which any of such Investor Party’s assets are subject, in each case except where such violation, breach or conflict would not have a material adverse effect on such Investor Party’s ability to consummate the transactions contemplated hereby. Such Investor Party has given or is not required to give any notice to, has made or is not required to make any filing with, or has obtained or is not required to obtain any authorization, permit, consent or approval of any Governmental Entity or any other Person in connection with the execution, delivery or performance of this Agreement, or any other agreement, document, instrument or certificate by such Investor Party in order for the Parties to consummate the transactions contemplated by this Agreement, except where failure to give notice, to file or to obtain any authorization, permit, consent or approval would not have a material adverse effect on such Investor Party’s ability to consummate the transactions contemplated hereby.

(c) Brokers’ Fees. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement or any other document contemplated hereby based on any contract to which any Investor Party is a party or that is otherwise binding upon any Investor Party.

(d) Preferred Stock Ownership. As of the date hereof, VP Helios is the sole record and beneficial owner of 400,000 shares of Preferred Stock (the “Subject Shares”), which Subject Shares are uncertificated and held in book-entry form (as one or more Electronic Certificates) registered in the name of VP Helios on the books and records of the Transfer Agent, constituting all of the outstanding shares of Preferred Stock, free and clear of all liens and encumbrances (other than the Call Option, the pledge of the Subject Shares in favor of the administrative agent for the benefit of the lenders under VP Helios’s term loan facility, that certain put option among the Investor Parties (the “Put Right”) and restrictions under the Purchase Agreement and applicable securities laws), and, as of the date hereof and as of the Closing (assuming Blackstone does not exercise and close upon the Call Option prior to the Closing), VP Helios constitutes the Majority Holders. To the extent Blackstone exercises the Call Option, upon the closing thereof, Aggregator and Holdco will collectively be the sole record and beneficial owners of the Subject Shares, consisting of 400,000 shares of Preferred Stock (assuming Alpha has not previously made any Redemptions thereof pursuant to Section 7 of the Original Certificate) and constituting all of the outstanding shares of Preferred Stock, free and clear of all liens and encumbrances (other than restrictions under the Purchase Agreement and applicable securities laws), and that, upon the closing of the Call Option, Aggregator and Holdco will collectively constitute the Majority Holders.

(e) Litigation. As of the date hereof, there are no actions (including arbitration proceedings), orders, charges, complaints, grievances, governmental investigations or inquiries or claims pending or, to the knowledge of such Investor Party, threatened against or affecting such Investor Party, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would materially and adversely affect such Investor Party’s performance under this Agreement, the other agreements contemplated hereby to which such Investor Party is a party or the consummation of the transactions contemplated hereby or thereby.

8. Representations and Warranties of Alpha. Alpha hereby represents and warrants to each Investor Party that the statements in this Section 8 are true and correct as of the date of this Agreement and the Closing Date:

(a) Authorization of Transaction. The execution, delivery and performance by Alpha of this Agreement and each other agreement, document or instrument or certificate contemplated hereby to which Alpha is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action, and no other act or proceeding on the part of Alpha, its board of directors or equityholders, as applicable, is necessary to authorize the execution, delivery or performance of this Agreement or each other agreement, document or instrument or certificate contemplated hereby and the consummation of the transactions contemplated hereby or thereby, except for (i) the receipt of the written consent of the Majority Holders pursuant to Section 1 of this Agreement, and (ii) the filing of the Amended and Restated Certificate with the Secretary of State of the State of Delaware as required pursuant to Section 1 of this Agreement. This Agreement has been duly executed and delivered by Alpha and, assuming the due execution and delivery of this Agreement and the other agreements contemplated hereby by the other parties hereto and thereto, this Agreement constitutes, and each other agreement, document or instrument or certificate contemplated hereby (other than the Amended and Restated Certificate) upon execution and delivery by Alpha will each constitute, a valid and binding obligation of Alpha, enforceable in accordance with their terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Noncontravention. The execution, delivery and performance of this Agreement by Alpha and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both (i) violate any provision of law, statute, rule, regulation or executive order to which Alpha is subject, (ii) violate any judgment, order, writ or decree of any court applicable to Alpha or (iii) result in the breach of or conflict with any term, covenant, condition or provision of, or constitute a default under, any material commitment, contract or other agreement or instrument, to which Alpha is or may be bound or affected, in each case except where such violation, breach or conflict would not have a material adverse effect on Alpha’s ability to consummate the transactions contemplated hereby. Alpha has given or is not required to give any notice to, has made or is not required to make any filing with, or has obtained or is not required to obtain any authorization, permit, consent or approval of any Governmental Entity or any other Person in connection with the execution, delivery or performance of this Agreement, or any other agreement, document, instrument or certificate by Alpha in order for the Parties to consummate the transactions contemplated by this Agreement, except (i) as contemplated by the Merger Agreement provided to the Investor Parties on the date hereof, without giving effect to any amendment, modification, waiver or other change thereto, (ii) for the filing of the Amended and Restated Certificate with the Secretary of State of the State of Delaware as required pursuant to Section 1 of this Agreement and (iii) where failure to give notice, to file or to obtain any authorization, permit, consent or approval would not have a material adverse effect on Alpha’s ability to consummate the transactions contemplated hereby.

(c) Litigation. As of the date hereof, there are no actions (including arbitration proceedings), orders, charges, complaints, grievances, governmental investigations or inquiries or claims pending or, to the knowledge of Alpha, threatened in writing against or affecting Alpha, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would materially and adversely affect Alpha’s performance under this Agreement, the other agreements contemplated hereby to which Alpha is a party or the consummation of the transactions contemplated hereby or thereby.

(d) Merger Agreement. Alpha has delivered to the Investor Parties a true, correct and complete copy of the Merger Agreement as in effect on the date hereof.

(e) Credit Agreement Consent; No Restrictions on Mandatory Redemptions. Alpha and its Subsidiaries have obtained all consents, waivers and amendments required under the Credit Agreement (as defined in the Original Certificate, but as amended, restated, amended and restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Credit Agreement”), to permit Alpha to effect each of the Mandatory Redemptions (as defined in the Amended and Restated Certificate) in full in accordance with, and at the times required by, Section 7(g) of the Amended and Restated Certificate (the “Credit Agreement Consent”), a true, correct and complete copy of which has been delivered to the Investor Parties, and the Credit Agreement Consent is in full force and effect and has not been amended, modified, withdrawn or revoked. Other than the

Credit Agreement Consent, no consent, waiver, amendment or approval of any Person is required under the Credit Agreement or any other indenture, credit agreement, note, instrument or other contract or agreement to which Alpha or any of its Subsidiaries is a party or by which any of them or their respective assets are bound (including, following the Closing, any such contract or agreement of Sierra or its Subsidiaries) in order for Alpha to effect the Mandatory Redemptions in full in accordance with, and at the times required by, Section 7(g) of the Amended and Restated Certificate, except where failure to obtain any such consent, waiver, amendment or approval would not prevent, hinder, delay or otherwise have a material adverse effect on Alpha’s ability to consummate the transactions contemplated hereby, and no such contract or agreement restricts, prohibits, limits or conditions (including by way of any covenant, incurrence or payment test, basket or default) Alpha’s ability to effect the Mandatory Redemptions, except where any such condition, restriction or other encumbrance either (1) expressly permits the Mandatory Redemptions or (2) is sized or otherwise drafted appropriately to permit Alpha to effect the Mandatory Redemptions.

9. Miscellaneous.

(a) Amendments; Waivers; Assignment. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived, only with the written consent of each of the Parties and Sierra, it being acknowledged and agreed that any purported amendment, modification, waiver or termination of this Agreement (or of any provision hereof) without the prior written consent of Sierra shall be null and void ab initio. Except as otherwise set forth in Section 9(l) herein, no Party may assign its rights or obligations hereunder without the prior written consent of the other Parties and Sierra.

(b) Entire Agreement; Conflicts. This Agreement (including Exhibit A), the Original Certificate (and, subject to and following the Effective Time, the Amended and Restated Certificate) and the Purchase Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior negotiations, agreements and understandings with respect thereto. Except as expressly modified hereby, the Purchase Agreement shall remain in full force and effect. In the event of a conflict between this Agreement and the Purchase Agreement, the terms of this Agreement shall prevail.

(c) Public Announcements. The Parties acknowledge that this Agreement will be announced concurrently with the public announcement of the Merger Agreement and that Sierra and Alpha may disclose the existence and terms of this Agreement (and file a copy hereof) to the extent required by applicable securities laws or stock exchange rules, including in any Current Report on Form 8-K, joint proxy statement/prospectus or registration statement on Form S-4 relating to the Transactions; provided, that neither Sierra nor Alpha will issue any such release or disclosure without first consulting with, and providing an advanced copy of such public disclosure to, the Investor Parties and considering their comments in good faith (to the extent such comments relate to the transactions contemplated by this Agreement, including, without limitation, any of the terms set forth in the Amended and Restated Certificate). In no event will any Investor Party or any affiliate thereof be referred to by name in any such release or disclosure, without the prior written consent of such party, except as required by applicable law or by any potential or actual judicial, arbitration or administrative process or by the rules of any Governmental Authority or as requested by a Governmental Authority having regulatory oversight over Sierra, Alpha or their respective affiliates. No Investor Party shall make any public announcement regarding this Agreement or the Transactions without the prior written consent of Sierra and Alpha, except as required by applicable law or by any potential or actual judicial, arbitration or administrative process or by the rules of any Governmental Authority or as requested by a Governmental Authority having regulatory oversight over such Investor Party or its affiliates or to its auditors, attorneys, accountants, financial advisors, direct or indirect lenders, financing sources, insurers, limited partners or potential or actual transferees.

(d) Severability. If any provision (or part thereof) of this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or part thereof), and this Agreement shall be reformed, construed and enforced such that the invalid, illegal or unenforceable provision (or part thereof) shall be interpreted to be only so broad as is enforceable.

(e) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and all actions (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles that would require the application of the laws of another jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, the federal or other state courts located in the State of Delaware). EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(f) Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches hereof, without proof of actual damages and without any requirement to post a bond, in addition to any other remedy to which it is entitled at law or in equity.

(g) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder; provided, that, notwithstanding the foregoing or anything to the contrary herein, Sierra is an express third-party beneficiary of this Agreement, and Sierra shall be entitled to enforce each provision of this Agreement directly against each other Party (including by seeking an injunction, specific performance or other equitable relief pursuant to Section 9(f)) as if Sierra were a party hereto, regardless of whether Sierra executes this Agreement.

(h) Counterparts. This Agreement may be executed in two or more counterparts, including by means of facsimile or other electronic format (including “pdf”) and using electronic signatures (including DocuSign and AdobeSign), each of which will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

(i) Notices. All notices hereunder shall be in writing and delivered in the manner set forth in the notice provisions of the Purchase Agreement, mutatis mutandis, to the addresses set forth herein or in the Purchase Agreement (or, in the case of Sierra, to the address set forth in the Merger Agreement).

(j) Non-Recourse. This Agreement may only be enforced against, and any claim based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as Parties hereto. For the avoidance of doubt, nothing in this Section 9(j) shall limit or restrict Sierra’s third-party beneficiary rights hereunder.

(k) Termination. This Agreement shall be binding upon the Parties upon its execution and delivery. If the Merger Agreement is validly terminated in accordance with its terms prior to the Effective Time, this Agreement (including any consent delivered pursuant to Section 1) shall automatically terminate and be of no further force or effect, without liability on the part of any Party (other than for any willful and material breach of this Agreement prior to such termination), the Original Certificate shall continue to be effective and the Amended and Restated Certificate will not be filed and no fee or other amount shall be payable hereunder. Notwithstanding anything herein to the contrary, to the extent that there is any amendment, waiver, modification or change to the Merger Agreement that (i) would change the nature or structure of the Merger (as such term is defined in the Merger Agreement provided to the Investor Parties on the date hereof, without giving effect to any amendment, modification, waiver or other change thereto), including, without limitation, any change in the consideration therefor, the surviving corporation or otherwise, or (ii) would otherwise be adverse to VP Helios, Blackstone or the Majority Holders, in each case, that has not been consented to in writing by the Investor Parties, then Blackstone may elect, by written notice to Alpha, to terminate this Agreement, in which case this Agreement shall be of no further force or effect, the Original Certificate shall continue to be effective and the Amended and Restated Certificate will not be filed.

(l) Cooperation; Transfers. Alpha shall, and shall cause the Transfer Agent and the Registrar to, reasonably cooperate with the Investor Parties in connection with any transfer of Preferred Stock by VP Helios or Blackstone (including any transfer pursuant to the exercise of the Call Option or Put Right, any release of a pledge of the Preferred Stock or any foreclosure thereon), including by promptly registering such transfer in the Register and by book-entry notation on the books and records of the Transfer Agent, issuing new Certificates (including Electronic Certificates), as applicable, and delivering such other instruments and taking such other actions as may be reasonably requested by the applicable Investor Party. Notwithstanding Section 9(a), any Investor Party may assign its rights under this Agreement, without the consent of any other Party or Sierra, to any transferee of Preferred Stock, and any such transferee shall be entitled to the benefits of this Agreement with respect to the Preferred Stock so transferred.

(m) No Restrictions on Mandatory Redemptions. From and after the date hereof (including following the Closing) and until the Mandatory Redemptions have been effected in full, Alpha shall not, and shall cause its Subsidiaries not to, enter into, amend, modify, supplement, refinance or replace any indenture, credit agreement, note, instrument or other contract or agreement (including the Credit Agreement) in a manner that would, or would reasonably be expected to, restrict, prohibit, limit or condition in any material respect Alpha’s ability to effect any Mandatory Redemption in full in accordance with, and at the times required by, Section 7(g) of the Amended and Restated Certificate, or permit the Credit Agreement Consent to be amended, modified, withdrawn or revoked.

[Signature Page Follows]

Very truly yours,

ARRAY TECHNOLOGIES, INC.

By:	/s/ Kevin G. Hostetler
Name:	Kevin G. Hostetler
Title:	Chief Executive Officer

AGREED AND ACCEPTED:

BCP HELIOS AGGREGATOR L.P.

By: BCP 8/BEP 3 Holdings Manager, L.L.C., its General Partner

By:	/s/ Bilal Khan
Name: Bilal Khan
Title: Senior Managing Director

BEFIP III – ESC HELIOS HOLDCO L.P.
By: BEP III Side-By-Side GP L.L.C., its General Partner

By:	/s/ Bilal Khan
Name: Bilal Khan
Title: Senior Managing Director

VP HELIOS INVESTMENTS LLC

By:	/s/ Melissa Dolski
Name: Melissa Dolski
Title: Principal

Exhibit A

Form of Amended and Restated Certificate of Designations

[Attached.]

Subject to Review & Comment

[FORM OF]

Array Technologies, Inc.

Amended and Restated Certificate of Designations

Series A Perpetual Preferred Stock

Table of Contents

SECTION 1.	DEFINITIONS	1
SECTION 2.	RULES OF CONSTRUCTION	11
SECTION 3.	THE PERPETUAL PREFERRED STOCK	11
	(a) Designation; Par Value	11
	(b) Number of Authorized Shares	11
	(c) Form, Dating and Denominations	12
	(d) Execution, Countersignature and Delivery	12
	(e) Method of Payment; Delay When Payment Date is Not a Business Day	13
	(f) Transfer Agent, Registrar and Paying Agent	14
	(g) Legends	14
	(h) Transfers and Exchanges; Transfer Taxes; Certain Transfer Restrictions	15
	(i) Exchange and Cancellation of Perpetual Preferred Stock to Be Repurchased Pursuant to Section 8	17
	(j) Status of Retired or Treasury Shares	18
	(k) Replacement Certificates	18
	(l) Registered Holders	19
	(m) Cancellation	19
	(n) Shares Held by the Company or its Subsidiaries	19
	(o) Outstanding Shares	19
	(p) Repurchases by the Company and its Subsidiaries	20
	(q) Notations and Exchanges	20
SECTION 4.	RANKING	20
SECTION 5.	DIVIDENDS	20
	(a) Regular Dividends	20
	(b) Calculation of Regular Dividends	21
	(c) Treatment of Dividends Upon Redemption or Repurchase Pursuant to Section 8	22
	(d) Payment of Accrued Dividends	22
	(e) Priority of Dividends	23
SECTION 6.	RIGHTS UPON LIQUIDATION, DISSOLUTION OR WINDING UP	23
	(a) Generally	23
	(b) Certain Business Combination Transactions Deemed Not to Be a Liquidation	24
SECTION 7.	RIGHT OF THE COMPANY TO REDEEM THE PERPETUAL PREFERRED STOCK	24
	(a) Right to Redeem	24
	(b) Redemption Date	24
	(c) Redemption Price	25
	(d) Redemption Notice	25

i

	(e) Payment of the Redemption Price	25
	(f) Partial Redemption	25
	(g) Mandatory Redemptions; Optional Discounted Redemptions	26
SECTION 8.	RIGHT OF HOLDERS TO REQUIRE THE COMPANY TO REPURCHASE PERPETUAL PREFERRED STOCK UPON A FUNDAMENTAL CHANGE	28
	(a) Fundamental Change Repurchase Right	28
	(b) Funds Legally Available for Payment of Fundamental Change Repurchase Price; Covenant Not to Take Certain Actions	28
	(c) Fundamental Change Repurchase Date	29
	(d) Fundamental Change Repurchase Price	29
	(e) Initial Fundamental Change Notice	29
	(f) Final Fundamental Change Notice	30
	(g) Procedures to Exercise the Fundamental Change Repurchase Right	30
	(h) Payment of the Fundamental Change Repurchase Price	31
	(i) Third Party May Conduct Repurchase Offer In Lieu of the Company	31
	(j) Fundamental Change Agreements	32
SECTION 9.	VOTING RIGHTS	32
	(a) Voting and Consent Rights with Respect to Specified Matters	32
	(b) Procedures for Voting and Consents	34
SECTION 10.	DISTRIBUTION TRANSACTIONS	34
	(a) Spin-Off Exchange Offer	34
	(b) Exchange	34
	(c) Terms	35
SECTION 11.	TAXES	35
	(a) Transfer Taxes	35
	(b) Withholding and Tax Forms	35
SECTION 12.	TERM	36
SECTION 13.	CALCULATIONS	36
SECTION 14.	NOTICES	36
SECTION 15.	FACTS ASCERTAINABLE	36
SECTION 16.	WAIVER	36
SECTION 17.	SEVERABILITY	37
SECTION 18.	NO OTHER RIGHTS	37

Exhibits
EXHIBIT A:	FORM OF PERPETUAL PREFERRED STOCK CERTIFICATE	A-1
EXHIBIT B:	FORM OF RESTRICTED STOCK LEGEND	B-1

ii

Amended and Restated Certificate of Designations

Series A Perpetual Preferred Stock

WHEREAS, on August 7, 2021, the Board of Directors of Array Technologies, Inc., a Delaware corporation (the “Company”), adopted a resolution designating and creating, out of the authorized and unissued shares of preferred stock of the Company, five hundred thousand (500,000) authorized shares of a series of preferred stock of the Company titled the “Series A Perpetual Preferred Stock” and having a par value of $0.001 per share, and the Certificate of Designation for the Series A Perpetual Preferred Stock was filed with the Secretary of State of the State of Delaware on August 11, 2021 (the “Original Certificate”);

WHEREAS, in accordance with the provisions of Sections 151 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and the Certificate of Incorporation of the Company, the Board of Directors of the Company adopted the following resolution to amend and restate the Original Certificate, which such amendment and restatement has been approved by the consent of the Majority Holders in accordance with Section 9(a)(ii) of the Original Certificate and Section 228 of the DGCL;

RESOLVED that, the Original Certificate is hereby amended and restated in its entirety, to read as set forth below:

Section 1. Definitions.

“Accrued Dividends” means, as of any time of determination, in respect of any share of Perpetual Preferred Stock, the Permitted Accrued Dividends and the Default Accrued Dividends of such share of Perpetual Preferred Stock.

“Accrued Regular Dividend Rate” means, with respect to the Perpetual Preferred Stock, six and one-quarter percent (6.25%) per annum.

“Additional Purchase and Sale” has the meaning set forth in the Purchase Agreement.

“Affiliate” of any Person means any Person, directly or indirectly, Controlling, Controlled by or under common Control with such Person; provided, however, that (i) the Company and its Subsidiaries, on the one hand, and any Purchaser Party or any of its Affiliates, on the other hand, shall not be deemed to be Affiliates, and (ii) “portfolio companies” (as such term is customarily used among institutional investors) in which any Purchaser Party or any of its Affiliates has an investment (whether as debt or equity) shall not be deemed an Affiliate of such Purchaser Party and (iii) the Excluded Sponsor Parties (as defined in each Purchase Agreement) shall not be deemed to be Affiliates of any Purchaser Party, the Company or any of the Company’s Subsidiaries.

“Annual Redemption Deadline” has the meaning set forth in Section 7(g)(ii).

“Base Amount” has the meaning set forth in Section 7(g).

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“Board of Directors” means the Company’s board of directors or a committee of such board duly authorized to act with the authority of such board.

“Business Day” means any day other than a Saturday, a Sunday or any day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Bylaws” means the Amended and Restated Bylaws of the Company, as amended and restated on October 19, 2020, as the same may be further amended or restated.

“Capital Stock” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case, however designated, the equity of such Person, but excluding any debt securities convertible into such equity.

“Cash Regular Dividend Rate” means, with respect to the Perpetual Preferred Stock, initially, five and three-quarters percent (5.75%) per annum; provided, that such rate shall be adjusted from time to time as follows: (i) beginning on each of the fifth, sixth and seventh anniversaries of the Initial Issue Date, the then-applicable Cash Regular Dividend Rate shall be increased by 50 basis points (e.g. adding 0.5% to the then-applicable Cash Regular Dividend Rate) on each such yearly anniversary; (ii) beginning on each of the eighth, ninth and tenth anniversaries of the Initial Issue Date, the then-applicable Cash Regular Dividend Rate shall be increased by 100 basis points (e.g. adding 1% to the then-applicable Cash Regular Dividend Rate) on each such yearly anniversary; and (iii) on [•], 20[•]1, the then-applicable Cash Regular Dividend Rate shall be increased by 300 basis points (e.g. adding 3% to the then-applicable Cash Regular Dividend Rate).

“Certificate” means a Physical Certificate or an Electronic Certificate.

“Certificate of Designations” means this Amended and Restated Certificate of Designations, as amended from time to time.

“Certificate of Incorporation” means the Company’s Amended and Restated Certificate of Incorporation, as the same has been and may be further amended or restated.

“Close of Business” means 5:00 p.m., New York City time.

“Code” has the meaning set forth in Section 11(b)(i).

“Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company” has the meaning set forth in the preliminary paragraph hereto.

“Consolidated Total Indebtedness” has the meaning set forth for such term in the Credit Agreement.

[1]	Note to Draft: To be the 5-year anniversary of the Closing Date.

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“Consolidated Total Leverage Ratio” means, as of any date of determination, the ratio of (x) the sum of (i) Consolidated Total Indebtedness as of such date, (ii) the aggregate Liquidation Preference of the then-outstanding Perpetual Preferred Stock and (iii) investment tax credit-related deferred revenue of the Company and its Subsidiaries as of such date to (y) LTM EBITDA.

“Control” (including its correlative meanings “under common Control with” and “Controlled by”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership or other interests, by contract or otherwise.

“Credit Agreement” means that certain Credit Agreement, dated as of October 14, 2020, as amended by Amendment No. 1 to Credit Agreement, dated as of February 23, 2021, as further amended by Amendment No. 2 to Credit Agreement, dated as of February 26, 2021, as further amended by Amendment No. 3 to Credit Agreement, dated as of March 2, 2023, as further amended by Amendment No. 4 to Credit Agreement, dated as of May 1, 2025 and as further amended by Amendment No. 5 to Credit Agreement, dated as of February 18, 2026, by and among Array Tech, Inc., as borrower, ATI Investment Sub, Inc., as holdings, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the Lenders (as defined therein) from time to time party thereto.

“Default Accrued Dividends” means, as of any time of determination, in respect of any share of Perpetual Preferred Stock, all Default Dividend Accruals which have been added to the Liquidation Preference of such share of Perpetual Preferred Stock pursuant to Section 5(b)(i) to the extent not paid pursuant to Section 5(d) prior to the time of determination.

“Default Dividend Accrual” has the meaning set forth in Section 5(b)(i).

“Default Dividend Rate” means, with respect to the Perpetual Preferred Stock, as of any time of determination, the then-applicable Cash Regular Dividend Rate plus 200 basis points (e.g. adding 2.0% to the then-applicable Cash Regular Dividend Rate).

“Delayed Draw Preferred Shares” has the meaning set forth in the Purchase Agreement.

“DGCL” has the meaning set forth in the recitals.

“Discounted Redemption Price” has the meaning set forth in Section 7(g).

“Distributed Entity” means any Subsidiary of the Company distributed in a Distribution Transaction.

“Distribution Transaction” means any transaction by which an Affiliate or Subsidiary of the Company ceases to be an Affiliate or Subsidiary of the Company by reason of the distribution of such Affiliate’s or Subsidiary’s equity securities to holders of Common Stock, whether by means of a spin-off, split-off, redemption, reclassification, exchange, stock dividend, share distribution, rights offering or similar transaction.

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“Dividend” means any Regular Dividend.

“Dividend Junior Stock” means any class or series of the Company’s stock, the terms of which would result in such class or series ranking junior to the Perpetual Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). Dividend Junior Stock includes the Common Stock. For the avoidance of doubt, Dividend Junior Stock will not include any securities of the Company’s Subsidiaries.

“Dividend Parity Stock” means any class or series of the Company’s stock (other than the Perpetual Preferred Stock), the terms of which would result in such class or series ranking equally with the Perpetual Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). For the avoidance of doubt, Dividend Parity Stock will not include any securities of the Company’s Subsidiaries.

“Dividend Payment Date” means each Regular Dividend Payment Date.

“Dividend Senior Stock” means any class or series of the Company’s stock, the terms of which would result in such class or series ranking senior to the Perpetual Preferred Stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). For the avoidance of doubt, Dividend Senior Stock will not include any securities of the Company’s Subsidiaries.

“Electronic Certificate” means any electronic book entry maintained by the Transfer Agent or the Company that evidences any share(s) of Perpetual Preferred Stock.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Preferred Stock” means a series of perpetual preferred stock issued by the Company and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board of Directors, to those of the Perpetual Preferred Stock, except that the Liquidation Preference thereof will be determined as provided herein.

“Final Fundamental Change Notice” has the meaning set forth in Section 8(f).

“Fundamental Change” means any of the following events, whether in a single transaction or a series of related transactions:

(a) a “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Exchange Act), other than the Company or its Wholly Owned Subsidiaries, or their respective employee benefit plans, files any report with the SEC indicating that such person or group, has become the direct or indirect “beneficial owner” (as defined below) of shares of the Common Stock representing more than fifty percent (50%) of the voting power of all of the Company’s Common Stock in a transaction or series of related transactions approved by the Board of Directors;

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(b) (i) the consummation of any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Wholly Owned Subsidiaries; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any merger, consolidation, share exchange, combination, reclassification or recapitalization of the Company pursuant to which the Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction, will be deemed not to be a Fundamental Change pursuant to this clause (b);

(c) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(d) the Company becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or has taken any action for the purpose of effecting, in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment.

For the purposes of this definition, (x) any transaction or event described in both clause (a) and in clause (b)(i) or (ii) above (without regard to the proviso in clause (b)) will be deemed to occur solely pursuant to clause (b) above (subject to such proviso); and (y) whether a Person is a “beneficial owner”, whether equity is “beneficially owned”, and percentage beneficial ownership, will be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act.

“Fundamental Change Repurchase Date” means the date fixed, pursuant to Section 8(c), for the repurchase of any Perpetual Preferred Stock by the Company pursuant to Section 8.

“Fundamental Change Repurchase Notice” means a notice (including a notice substantially in the form of the “Fundamental Change Repurchase Notice” set forth in Exhibit A) containing the information, or otherwise complying with the requirements, set forth in Section 8(g)(i) and Section 8(g)(ii).

“Fundamental Change Repurchase Price” means the cash price payable by the Company to repurchase any share of Perpetual Preferred Stock pursuant to Section 8, calculated pursuant to Section 8(d).

“Fundamental Change Repurchase Right” has the meaning set forth in Section 8(a).

“Holder” means a person in whose name any Perpetual Preferred Stock is registered on the Registrar’s books.

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“Indebtedness” has the meaning set forth for such term in the Credit Agreement.

“Initial Fundamental Change Notice” has the meaning set forth in Section 8(e).

“Initial Issue Date” means the Initial Closing Date (as defined in the Purchase Agreement).

“Initial Liquidation Preference” means one thousand dollars ($1,000.00) per share of Perpetual Preferred Stock.

“Initial Mandatory Redemption” has the meaning set forth in Section 7(g)(i).

“Initial Mandatory Redemption Date” has the meaning set forth in Section 7(g)(i).

“Initial Mandatory Redemption Deadline” has the meaning set forth in Section 7(g)(i).

“IRS” has the meaning set forth in Section 11(b)(ii).

“Issue Date” means, with respect to any share of Perpetual Preferred Stock, the date of issuance of such share of Perpetual Preferred Stock.

“Liquidation Event” has the meaning set forth in Section 6(a).

“Liquidation Junior Stock” means any class or series of the Company’s stock, the terms of which would result in such class or series ranking junior to the Perpetual Preferred Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up. Liquidation Junior Stock includes the Common Stock. For the avoidance of doubt, Liquidation Junior Stock will not include any securities of the Company’s Subsidiaries.

“Liquidation Parity Stock” means any class or series of the Company’s stock (other than the Perpetual Preferred Stock), the terms of which would result in such class or series ranking equally with the Perpetual Preferred Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up. For the avoidance of doubt, Liquidation Parity Stock will not include any securities of the Company’s Subsidiaries.

“Liquidation Preference” means, with respect to any share of Perpetual Preferred Stock, as of any time of determination, an amount equal to the Initial Liquidation Preference per share of Perpetual Preferred Stock plus any Accrued Dividends of such share of Perpetual Preferred Stock as of the time of determination.

“Liquidation Senior Stock” means any class or series of the Company’s stock, the terms of which would result in such class or series ranking senior to the Perpetual Preferred Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up. For the avoidance of doubt, Liquidation Senior Stock will not include any securities of the Company’s Subsidiaries.

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“LTM EBITDA” has the meaning set forth for such term in the Credit Agreement, provided that any increase to LTM EBITDA as a result of an adjustment pursuant to clause 1(g) of the definition of Consolidated EBITDA (as defined in the Credit Agreement) shall be disregarded to the extent that such adjustment would otherwise result in the amount of such adjustment exceeding 25% of LTM EBITDA.

“Majority Holders” has the meaning set forth in Section 9(a)(i).

“Mandatory Redemption Deadline” has the meaning set forth in Section 7(g)(iv).

“Mandatory Redemptions” has the meaning set forth in Section 7(g)(ii).

“Market Disruption Event” means any of the following events: any material suspension of, or limitation imposed on, trading of the Common Stock by the Relevant Exchange during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Stock or options contracts relating to the Common Stock on the Relevant Exchange.

“Mirror Preferred Stock” means a series of perpetual preferred stock issued by the Distributed Entity and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board of Directors, to those of the Perpetual Preferred Stock, except that the Liquidation Preference thereof will be determined as provided herein.

“Non-Cash Dividend” has the meaning set forth in Section 5(b)(ii).

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of the Company.

“Optional Discounted Redemption” has the meaning set forth in Section 7(g)(iii).

“Original Certificate” has the meaning set forth in the preliminary paragraph hereto.

“Paying Agent” has the meaning set forth in Section 3(f)(i).

“Permitted Accrued Dividends” means, as of any time of determination, in respect of any share of Perpetual Preferred Stock, all Permitted Dividend Accruals which have been added to the Liquidation Preference pursuant to Section 5(b)(i) of such share of Perpetual Preferred Stock to the extent not paid pursuant to Section 5(d) prior to the time of determination.

“Permitted Dividend Accrual” has the meaning set forth in Section 5(b)(i).

“Perpetual Preferred Stock” has the meaning set forth in Section 3(a).

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“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Certificate of Designations.

“Physical Certificate” means any certificate (other than an Electronic Certificate) evidencing any share(s) of Perpetual Preferred Stock, which certificate is substantially in the form set forth in Exhibit A, registered in the name of the Holder of such share(s) and duly executed by the Company and countersigned by the Transfer Agent.

“Purchase Agreement” means that certain Securities Purchase Agreement by and between the Company and BCP Helios Aggregator L.P. dated as of August 10, 2021, as may be amended, supplemented or otherwise modified from time to time, with respect to certain terms and conditions concerning, among other things, the rights of and restrictions on the Holders.

“Purchaser” has the meaning set forth in each Purchase Agreement.

“Purchaser Parties” means the Purchaser and each Permitted Transferee (as defined in the Purchase Agreement) of a Purchaser to whom shares of Perpetual Preferred Stock are transferred pursuant to Section 4.2 of the Purchase Agreement or Common Stock issued under the Purchase Agreement.

“Record Date” means, with respect to any dividend or distribution on, or issuance to holders of, Perpetual Preferred Stock or Common Stock, the date fixed (whether by law, contract or the Board of Directors or otherwise) to determine the Holders or the holders of Perpetual Preferred Stock or Common Stock, as applicable, that are entitled to such dividend, distribution or issuance.

“Redemption” has the meaning set forth in Section 7(a).

“Redemption Date” means the date fixed, pursuant to Section 7(b), for the settlement of the repurchase of the Perpetual Preferred Stock by the Company pursuant to a Redemption.

“Redemption Notice” has the meaning set forth in Section 7(d).

“Redemption Notice Date” means, with respect to a Redemption, the date on which the Company sends the Redemption Notice for such Redemption pursuant to Section 7(d).

“Redemption Price” means the consideration payable by the Company to repurchase any share of Perpetual Preferred Stock upon its Redemption, calculated pursuant to Section 7(c).

“Register” has the meaning set forth in Section 3(f)(ii).

“Registrar” has the meaning set forth in Section 3(f)(i).

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“Regular Dividend Payment Date” means, with respect to any share of Perpetual Preferred Stock, each March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2021 (or beginning on such other date specified in the Certificate evidencing such share).

“Regular Dividend Period” means each period from, and including, a Regular Dividend Payment Date (or, in the case of the first Regular Dividend Period for a share of Perpetual Preferred Stock, from, and including, the Issue Date of such share) to, but excluding, the next Regular Dividend Payment Date.

“Regular Dividend Rate” means: (a) the Cash Regular Dividend Rate payable in cash; (b) the Accrued Regular Dividend Rate payable in-kind by accretion to the Liquidation Preference pursuant to Section 5(b)(i); (c) to the extent and during the period with respect to which the Default Dividend Rate applies pursuant to Section 5(b)(i) or Section 8(b), the Default Dividend Rate; or (d) if there are Default Accrued Dividends on the applicable Regular Dividend Record Date, the Default Dividend Rate.

“Regular Dividend Record Date” has the following meaning: (a) March 15th, in the case of a Regular Dividend Payment Date occurring on March 31st; (b) June 15th, in the case of a Regular Dividend Payment Date occurring on June 30th; (c) September 15th, in the case of a Regular Dividend Payment Date occurring on September 30th; and (d) December 15th, in the case of a Regular Dividend Payment Date occurring on December 31st.

“Regular Dividends” has the meaning set forth in Section 5(a)(i).

“Restricted Stock Legend” means a legend substantially in the form set forth in Exhibit B.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security” means any Perpetual Preferred Stock.

“Share Agent” means the Transfer Agent or any Registrar or Paying Agent.

“Spin-Off Exchange Offer” has the meaning set forth in Section 10(a).

“Subsidiary” means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (b) any partnership or limited liability company where (x) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership

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interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (y) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Trading Day” means a day (a) during which trading in the Common Stock generally occurs on The Nasdaq Global Market or, if the Common Stock is not listed on The Nasdaq Global Market, on the principal other national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not listed on a national or regional securities exchange, on the principal other market on which the Common Stock is then listed or admitted for trading (the “Relevant Exchange”) and (b) on which there has not occurred a Market Disruption Event. If the Common Stock is not so listed or traded, Trading Day means a Business Day.

“Transfer Agent” means Computershare Trust Company, N.A. or its successor.

“Transfer-Restricted Security” means any Security that constitutes a “restricted security” (as defined in Rule 144); provided, however, that such Security will cease to be a Transfer-Restricted Security upon the earliest to occur of the following events:

(a) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to a registration statement that was effective under the Securities Act at the time of such sale or transfer;

(b) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to an available exemption (including Rule 144) from the registration and prospectus-delivery requirements of, or in a transaction not subject to, the Securities Act and, immediately after such sale or transfer, such Security ceases to constitute a “restricted security” (as defined in Rule 144); and

(c) (i) such Security is eligible for resale, by a Person that is not an Affiliate of the Company and that has not been an Affiliate of the Company during the immediately preceding three (3) months, pursuant to Rule 144 without any limitations thereunder as to volume, manner of sale, availability of current public information or notice; and (ii) the Company has received such certificates or other documentation or evidence as the Company may reasonably require to determine that the Holder, holder or beneficial owner of such Security is not, and has not been during the immediately preceding three (3) months, an Affiliate of the Company.

“Unredeemed Shares” has the meaning set forth in Section 7(g)(iv).

“Unrepurchased Shares” has the meaning set forth in Section 8(b).

“VWAP” means for the Common Stock as of any Trading Day, the per share volume-weighted average price for such security as displayed under the heading “Bloomberg VWAP” on Bloomberg page ARRY US Equity (or its equivalent successor if such page is not available) in respect of the period from 9:30:01 a.m. to 4:00:00 p.m., New York City time, on such Trading Day or, if no weighted average price is reported for such security by Bloomberg for such hours, the

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average of the highest closing bid price and the lowest closing ask price of any of the principal market maker for such security as reported in the OTC Link or “pink sheets” by OTC Markets Group Inc. (formerly Pink OTC Markets Inc.). If the VWAP cannot be calculated for the Common Stock on a particular date on any of the foregoing bases, the “VWAP” of such security on such date shall be the fair market value as mutually determined by the Company and the Purchaser; provided that all such determinations are to be equitably adjusted for any stock dividend (including any dividend of securities convertible into or exchangeable for Common Stock), stock split (including a reverse stock split), stock combination, reclassification or similar transaction during the applicable calculation period.

“Wholly Owned Subsidiary” of a Person means any Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) are owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 2. Rules of Construction. For purposes of this Certificate of Designations:

(a) “or” is not exclusive;

(b) “including” means “including without limitation”;

(c) “will” expresses a command;

(d) words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(e) “herein,” “hereof” and other words of similar import refer to this Certificate of Designations as a whole and not to any particular Section or other subdivision of this Certificate of Designations, unless the context requires otherwise;

(f) references to currency mean the lawful currency of the United States of America, unless the context requires otherwise; and

(g) the exhibits, schedules and other attachments to this Certificate of Designations are deemed to form part of this Certificate of Designations.

Section 3. The Perpetual Preferred Stock.

(a) Designation; Par Value. A series of stock of the Company titled the “Series A Perpetual Preferred Stock” (the “Perpetual Preferred Stock”) is hereby designated and created out of the authorized and unissued shares of preferred stock of the Company. The par value of the Perpetual Preferred Stock is $0.001 per share.

(b) Number of Authorized Shares. The total authorized number of shares of Perpetual Preferred Stock is five hundred thousand (500,000); provided, however that, by resolution of the Board of Directors, the total number of authorized shares of Perpetual Preferred Stock may be increased or reduced to a number that is not less than the number of shares of Perpetual Preferred Stock then outstanding.

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(c) Form, Dating and Denominations.

(i) Form and Date of Certificates Evidencing Perpetual Preferred Stock. Each Certificate evidencing any Perpetual Preferred Stock will (1) be substantially in the form set forth in Exhibit A and (2) bear the legends required by Section 3(g) and may bear notations, legends or endorsements required by law, stock exchange rule or usage or the depositary.

(ii) Electronic Certificates; Physical Certificates. The Perpetual Preferred Stock will be originally issued initially in the form of one or more Electronic Certificates. Electronic Certificates may be exchanged for Physical Certificates, and Physical Certificates may be exchanged for Electronic Certificates, upon request by the Holder thereof pursuant to customary procedures, subject to Section 3(h).

(iii) Electronic Certificates; Interpretation. For purposes of this Certificate of Designations, (1) each Electronic Certificate will be deemed to include the text of the stock certificate set forth in Exhibit A; (2) any legend or other notation that is required to be included on a Certificate will be deemed to be affixed to any Electronic Certificate notwithstanding that such Electronic Certificate may be in a form that does not permit affixing legends thereto; (3) any reference in this Certificate of Designations to the “delivery” of any Electronic Certificate will be deemed to be satisfied upon the registration of the electronic book entry representing such Electronic Certificate in the name of the applicable Holder; (4) upon satisfaction of any applicable requirements of the General Corporation Law of the State of Delaware, the Certificate of Incorporation and the Bylaws of the Company, and, if applicable, any related requirements of the Transfer Agent, in each case, for the issuance of Perpetual Preferred Stock in the form of one or more Electronic Certificates, such Electronic Certificates will be deemed to be executed by the Company and, if applicable, countersigned by the Transfer Agent.

(iv) Appointment of Depositary. If any Perpetual Preferred Stock is admitted to the book-entry clearance and settlement facilities of any electronic depositary, then, notwithstanding anything to the contrary in this Certificate of Designations, each reference in this Certificate of Designation to the delivery of, or payment on, any such Perpetual Preferred Stock, or the delivery of any related notice or demand, will be deemed to be satisfied to the extent the applicable procedures of such depositary governing such delivery or payment, as applicable, are satisfied.

(v) No Bearer Certificates; Denominations. The Perpetual Preferred Stock will be issued only in registered form and only in whole numbers of shares.

(vi) Registration Numbers. Each Certificate evidencing any share of Perpetual Preferred Stock will bear a unique registration number that is not affixed to any other Certificate evidencing any other then-outstanding shares of Perpetual Preferred Stock.

(d) Execution, Countersignature and Delivery.

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(i) Due Execution by the Company. At least two (2) duly authorized Officers will sign each Certificate evidencing any Perpetual Preferred Stock on behalf of the Company by manual, facsimile or electronic signature. The validity of any Perpetual Preferred Stock will not be affected by the failure of any Officer whose signature is on any Certificate evidencing such Perpetual Preferred Stock to hold, at the time such Certificate is countersigned by the Transfer Agent, the same or any other office at the Company.

(ii) Countersignature by Transfer Agent. No Certificate evidencing any share of Perpetual Preferred Stock is valid until such Certificate is countersigned by the Transfer Agent (for the avoidance of doubt, any Electronic Certificate in electric book entry maintained by the Company is valid without being countersigned by the Transfer Agent). Each Certificate will be deemed to be duly countersigned only when an authorized signatory of the Transfer Agent (or a duly appointed agent thereof) signs (by manual, facsimile or electronic signature) the countersignature block set forth in such Certificate.

(e) Method of Payment; Delay When Payment Date is Not a Business Day.

(i) Method of Payment.

(1) Electronic Certificates. The Company will pay (or cause the Paying Agent to pay) all cash amounts due on any Perpetual Preferred Stock evidenced by an Electronic Certificate, out of funds legally available therefor, by wire transfer of immediately available funds.

(2) Physical Certificates. The Company will pay (or cause the Paying Agent to pay) all cash amounts due on any Perpetual Preferred Stock evidenced by a Physical Certificate, out of funds legally available therefor, as follows:

(A) if the aggregate Liquidation Preference of the shares of Perpetual Preferred Stock evidenced by such Physical Certificate is at least five million dollars ($5,000,000.00) (or such lower amount as the Company may choose in its sole and absolute discretion) and the Holder of such Perpetual Preferred Stock entitled to such cash Dividend or amount has delivered to the Paying Agent, no later than the time set forth in the next sentence, a written request to receive payment by wire transfer to an account of such Holder within the United States, by wire transfer of immediately available funds to such account; and

(B) in all other cases, by check mailed to the address of such Holder set forth in the Register.

To be timely, such written request must be delivered no later than the Close of Business on the following date: (x) with respect to the payment of any declared cash Dividend due on a Dividend Payment Date for the Perpetual Preferred Stock, the related Record Date; and (y) with respect to any other payment, the date that is fifteen (15) calendar days immediately before the date such payment is due.

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(ii) Delay of Payment when Payment Date is Not a Business Day. If the due date for a payment on any Perpetual Preferred Stock as provided in this Certificate of Designations is not a Business Day, then, notwithstanding anything to the contrary in this Certificate of Designations, such payment may be made on the immediately following Business Day and no interest, dividend or other amount will accrue or accumulate on such payment as a result of the related delay. Solely for purposes of the immediately preceding sentence, a day on which the applicable place of payment is authorized or required by law or executive order to close or be closed will be deemed not to be a “Business Day.”

(f) Transfer Agent, Registrar and Paying Agent.

(i) Generally. The Company designates its principal U.S. executive offices, and any office of the Transfer Agent in the continental United States, as an office or agency where Perpetual Preferred Stock may be presented for (1) registration of transfer or for exchange (the “Registrar”); and (2) payment (the “Paying Agent”). At all times when any Perpetual Preferred Stock is outstanding, the Company will maintain an office in the continental United States constituting the Registrar and Paying Agent.

(ii) Maintenance of the Register. The Company will keep, or cause there to be kept, a record (the “Register”) of the names and addresses of the Holders, the number of shares of Perpetual Preferred Stock held by each Holder and the transfer, exchange, repurchase and Redemption of the Perpetual Preferred Stock. Absent manifest error, the entries in the Register will be conclusive and the Company and the Transfer Agent may treat each Person whose name is recorded as a Holder in the Register as a Holder for all purposes. The Register will be in written form or in any form capable of being converted into written form reasonably promptly. The Company will promptly provide a copy of the Register to any Holder upon its request.

(iii) Subsequent Appointments. By notice to each Holder, the Company may, at any time, appoint any Person (including any Subsidiary of the Company) to act as Registrar or Paying Agent.

(iv) If the Company or any of its Subsidiaries acts as Paying Agent, then (1) it will segregate for the benefit of the Holders all money and other property held by it as Paying Agent; and (2) references in this Certificate of Designations to the Paying Agent holding cash or other property, or to the delivery of cash or other property to the Paying Agent, in each case, for payment or delivery to any Holders or with respect to the Perpetual Preferred Stock, will be deemed to refer to cash or other property so segregated, or to the segregation of such cash or other property, respectively.

(g) Legends.

(i) Restricted Stock Legend.

(1) Each Certificate evidencing any share of Perpetual Preferred Stock that is a Transfer-Restricted Security will bear the Restricted Stock Legend.

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(2) If any share of Perpetual Preferred Stock is issued in exchange for or in substitution of, any other share(s) of Perpetual Preferred Stock (such other share(s) being referred to as the “old share(s)” for purposes of this Section 3(g)(i)(2)), including pursuant to Section 3(i) or 3(k), then the Certificate evidencing such share will bear the Restricted Stock Legend if the Certificate evidencing such old share(s) bore the Restricted Stock Legend at the time of such exchange or substitution; provided, however, that the Certificate evidencing such share need not bear the Restricted Stock Legend if such share does not constitute a Transfer-Restricted Security immediately after such exchange or substitution.

(ii) Other Legends. The Certificate evidencing any share of Perpetual Preferred Stock may bear any other legend or text, not inconsistent with this Certificate of Designations, as may be required by applicable law, by the rules of any applicable depositary for the Perpetual Preferred Stock or by any securities exchange or automated quotation system on which such Perpetual Preferred Stock is traded or quoted or as may be otherwise reasonably determined by the Company to be appropriate.

(iii) Acknowledgement and Agreement by the Holders. A Holder’s acceptance of any share of Perpetual Preferred Stock evidencing by a Certificate bearing any legend required by this Section 3(g) will constitute such Holder’s acknowledgement of, and agreement to comply with, the restrictions set forth in such legend.

(h) Transfers and Exchanges; Transfer Taxes; Certain Transfer Restrictions.

(i) Provisions Applicable to All Transfers and Exchanges.

(1) Generally. Subject to this Section 3(h), Perpetual Preferred Stock evidenced by any Certificate may be transferred or exchanged from time to time and the Company will cause the Registrar to record each such transfer or exchange in the Register.

(2) No Services Charge; Transfer Taxes. The Company and the Share Agents will not impose any service charge on any Holder for any transfer or exchange of any Perpetual Preferred Stock, but the Company, the Transfer Agent and the Registrar may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer or exchange of Perpetual Preferred Stock, other than exchanges pursuant to Section 3(i) or Section 3(q) not involving any transfer (and; provided, that any such taxes or charges incurred in connection with the original issuance of the Perpetual Preferred Stock shall be paid and borne by the Company).

(3) No Transfers or Exchanges of Fractional Shares. Notwithstanding anything to the contrary in this Certificate of Designations, all transfers or exchanges of Perpetual Preferred Stock must be in an amount representing a whole number of shares of Perpetual Preferred Stock, and no fractional share of Perpetual Preferred Stock may be transferred or exchanged.

(4) Legends. Each Certificate evidencing any share of Perpetual Preferred Stock that is issued upon transfer of, or in exchange for, another share of Perpetual Preferred Stock will bear each legend, if any, required by Section 3(g).

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(5) Settlement of Transfers and Exchanges. Upon satisfaction of the requirements of this Certificate of Designations to effect a transfer or exchange of any Perpetual Preferred Stock, the Company will cause such transfer or exchange to be effected as soon as reasonably practicable but in no event later than the second (2nd) Business Day after the date of such satisfaction.

(6) Exchanges to Remove Transfer Restrictions. For the avoidance of doubt, and subject to the terms of this Certificate of Designations, as used in this Section 3(h), an “exchange” of a Certificate includes an exchange effected for the sole purpose of removing any Restricted Stock Legend affixed to such Certificate.

(7) Tax Related Transfer Restrictions. Notwithstanding anything to the contrary in this Certificate of Designations, the Perpetual Preferred Stock may only be sold, exchanged or otherwise transferred to a Person that is (i) a “United States person” within the meaning of Section 7701(a)(30) of the Code (ii) a “foreign government” eligible for and claiming the benefits of an exemption from taxation under Section 892 of the Code (including a 0% rate of withholding with respect to U.S.-source dividends), or (iii) a “withholding foreign partnership” (within the meaning of Treasury Regulations Section 1.1441-5(c)(2)) that has assumed primary responsibility for withholding under chapters 3 and 4 of the Code, information reporting under chapter 61 of the Code, backup withholding under Section 3406 of the Code, and/or withholding under other provisions of the Code.

(ii) Transfers and Exchanges of Perpetual Preferred Stock.

(1) Subject to this Section 3(h), a Holder of any Perpetual Preferred Stock evidenced by a Certificate may (x) transfer any whole number of shares of such Perpetual Preferred Stock to one or more other Person(s); and (y) exchange any whole number of shares of such Perpetual Preferred Stock for an equal number of shares of Perpetual Preferred Stock evidenced by one or more other Certificates; provided, however, that, to effect any such transfer or exchange, such Holder must, if such Certificate is a Physical Certificate, surrender such Physical Certificate to the office of the Transfer Agent or the Registrar, together with any endorsements or transfer instruments reasonably required by the Company, the Transfer Agent or the Registrar.

(2) Upon the satisfaction of the requirements of this Certificate of Designations to effect a transfer or exchange of any whole number of shares of a Holder’s Perpetual Preferred Stock evidenced by a Certificate (such Certificate being referred to as the “old Certificate” for purposes of this Section 3(h)(ii)(2)):

(A) such old Certificate will be promptly cancelled pursuant to Section 3(m);

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(B) if fewer than all of the shares of Perpetual Preferred Stock evidenced by such old Certificate are to be so transferred or exchanged, then the Company will issue, execute and deliver, and cause the Transfer Agent to countersign, in each case, in accordance with Section 3(d), one or more Certificates that (x) each evidence a whole number of shares of Perpetual Preferred Stock and, in the aggregate, evidence a total number of shares of Perpetual Preferred Stock equal to the number of shares of Perpetual Preferred Stock evidenced by such old Certificate not to be so transferred or exchanged; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 3(g);

(C) in the case of a transfer to a transferee, the Company will issue, execute and deliver, and cause the Transfer Agent to countersign, in each case, in accordance with Section 3(d), one or more Certificates that (x) each evidence a whole number of shares of Perpetual Preferred Stock and, in the aggregate, evidence a total number of shares of Perpetual Preferred Stock equal to the number of shares of Perpetual Preferred Stock to be so transferred; (y) are registered in the name of such transferee; and (z) bear each legend, if any, required by Section 3(g); and

(D) in the case of an exchange, the Company will issue, execute and deliver, and cause the Transfer Agent to countersign, in each case, in accordance with Section 3(d), one or more Certificates that (x) each evidence a whole number of shares of Perpetual Preferred Stock and, in the aggregate, evidence a total number of shares of Perpetual Preferred Stock equal to the number of shares of Perpetual Preferred Stock to be so exchanged; (y) are registered in the name of the Person to whom such old Certificate was registered; and (z) bear each legend, if any, required by Section 3(g).

(iii) Transfers of Shares Subject to Redemption or Repurchase. Notwithstanding anything to the contrary in this Certificate of Designations, the Company, the Transfer Agent and the Registrar will not be required to register the transfer of or exchange any share of Perpetual Preferred Stock that has been called for Redemption or is subject to a repurchase pursuant to Section 8.

(i) Exchange and Cancellation of Perpetual Preferred Stock to Be Repurchased Pursuant to Section 8.

(i) Partial Repurchases of Physical Certificates Pursuant to Section 8. If fewer than all of the shares of Perpetual Preferred Stock evidenced by a Physical Certificate (such Physical Certificate being referred to as the “old Physical Certificate” for purposes of this Section 3(i)(i)) are to be repurchased pursuant to Section 8 or a Redemption, then, as soon as reasonably practicable after such Physical Certificate is surrendered for such repurchase, the Company will cause such Physical Certificate to be exchanged, pursuant and subject to Section 3(h), for (1) one or more Physical Certificates that each evidence a whole number of shares of Perpetual Preferred Stock and, in the aggregate, evidence a total number of shares of Perpetual Preferred Stock equal to the number of shares of Perpetual Preferred Stock evidenced by such old Physical Certificate that are not to be so repurchased, and deliver such Physical Certificate(s) to such Holder; and (2) a Physical Certificate

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evidencing a whole number of shares of Perpetual Preferred Stock equal to the number of shares of Perpetual Preferred Stock evidenced by such old Physical Certificate that are to be so repurchased, which Physical Certificate will be repurchased pursuant to the terms of this Certificate of Designations; provided, however, that the Physical Certificate referred to in this clause (2) need not be issued at any time after which such shares subject to such repurchase are deemed to cease to be outstanding pursuant to Section 3(o).

(ii) Cancellation of Perpetual Preferred Stock that Is Repurchased Pursuant to Section 8. If shares of Perpetual Preferred Stock evidenced by a Certificate (or any portion thereof that has not theretofore been exchanged pursuant to Section 3(i)(i)) (such Certificate being referred to as the “old Certificate” for purposes of this Section 3(i)(ii)) are to be repurchased pursuant to Section 8 or a Redemption, then, promptly after the later of the time such Perpetual Preferred Stock is deemed to cease to be outstanding pursuant to Section 3(o) and the time such old Certificate is surrendered for such repurchase, (1) such old Certificate will be cancelled pursuant to Section 3(m); and (2) in the case of a partial repurchase, the Company will issue, execute and deliver to such Holder, and cause the Transfer Agent to countersign, in each case, in accordance with Section 3(d), one or more Certificates that (x) each evidence a whole number of shares of Perpetual Preferred Stock and, in the aggregate, evidence a total number of shares of Perpetual Preferred Stock equal to the number of shares of Perpetual Preferred Stock evidenced by such old Certificate that are not to be so repurchased; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 3(g).

(j) Status of Retired or Treasury Shares. Upon any share of Perpetual Preferred Stock ceasing to be outstanding, such share will be deemed, automatically and without any further action of the Board of Directors, to be retired and to resume the status of an authorized and unissued share of preferred stock of the Company, and such share cannot thereafter be reissued as Perpetual Preferred Stock.

(k) Replacement Certificates. If a Holder of any Perpetual Preferred Stock claims that the Certificate(s) evidencing such Perpetual Preferred Stock have been mutilated, lost, destroyed or wrongfully taken, then the Company will issue, execute and deliver, and cause the Transfer Agent to countersign, in each case, in accordance with Section 3(c), a replacement Certificate evidencing such Perpetual Preferred Stock upon surrender to the Company or the Transfer Agent of such mutilated Certificate, or upon delivery to the Company or the Transfer Agent of evidence of such loss, destruction or wrongful taking reasonably satisfactory to the Transfer Agent and the Company. In the case of a lost, destroyed or wrongfully taken Certificate evidencing Perpetual Preferred Stock, the Company and the Transfer Agent may require the Holder thereof to provide such security or indemnity that is reasonably satisfactory to the Company and the Transfer Agent to protect the Company and the Transfer Agent from any loss that any of them may suffer if such Certificate is replaced. Every replacement Certificate evidencing Perpetual Preferred Stock issued pursuant to this Section 3(k) will, upon such replacement, be deemed to be evidence of outstanding Perpetual Preferred Stock, entitled to all of the benefits of this Certificate of Designations equally and ratably with all other Perpetual Preferred Stock then outstanding.

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(l) Registered Holders. Only the Holder of any share of Perpetual Preferred Stock will have rights under this Certificate of Designations as the owner of such share of Perpetual Preferred Stock.

(m) Cancellation. The Company may at any time cancel Certificates or deliver Certificates evidencing Perpetual Preferred Stock, if any, to the Transfer Agent for cancellation. The Registrar and the Paying Agent will forward to the Transfer Agent each share of Perpetual Preferred Stock duly surrendered to them for transfer, exchange or payment. The Company will cause the Transfer Agent to promptly cancel all Certificates evidencing shares of Perpetual Preferred Stock so surrendered to it in accordance with its customary procedures.

(n) Shares Held by the Company or its Subsidiaries. Without limiting the generality of Section 3(j) and Section 3(o), in determining whether the Holders of the required number of outstanding shares of Perpetual Preferred Stock have concurred in any direction, waiver or consent, shares of Perpetual Preferred Stock owned by the Company or any of its Subsidiaries will be deemed not to be outstanding.

(o) Outstanding Shares.

(i) Generally. The shares of Perpetual Preferred Stock that are outstanding at any time will be deemed to be those shares indicated as outstanding in the Register (absent manifest error), excluding those shares of Perpetual Preferred Stock that have theretofore been (1) cancelled by the Transfer Agent or delivered to the Transfer Agent for cancellation in accordance with Section 3(m); (2) paid in full upon their repurchase pursuant to Section 8 or a Redemption in accordance with this Certificate of Designations; or (3) deemed to cease to be outstanding to the extent provided in, and subject to, clause (ii), (iii) or (iv) of this Section 3(o).

(ii) Replaced Shares. If any Certificate evidencing any share of Perpetual Preferred Stock is replaced pursuant to Section 3(k), then such share will cease to be outstanding at the time of such replacement, unless the Transfer Agent and the Company receive proof reasonably satisfactory to them that such share is held by a “bona fide purchaser” under applicable law.

(iii) Shares to Be Repurchased Pursuant to a Redemption. If, on a Redemption Date, the Paying Agent holds cash consideration in an amount that is sufficient to pay the aggregate Redemption Price due on such date, then (unless there occurs a default in the payment of the Redemption Price) (1) the Perpetual Preferred Stock to be redeemed on such date will be deemed, as of such date, to cease to be outstanding (without limiting the Company’s obligations pursuant to Section 5(c)); and (2) the rights of the Holders of such Perpetual Preferred Stock, as such, will terminate with respect to such Perpetual Preferred Stock, other than the right to receive the Redemption Price as provided in Section 7 (and, if applicable, declared Dividends as provided in Section 5(c)).

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(iv) Shares to Be Repurchased Pursuant to Section 8. If, on a Fundamental Change Repurchase Date, the Paying Agent holds cash consideration in an amount that is sufficient to pay the aggregate Fundamental Change Repurchase Price due on such date, then (unless there occurs a default in the payment of the Fundamental Change Repurchase Price) (1) the Perpetual Preferred Stock to be repurchased on such date will be deemed, as of such date, to cease to be outstanding (without limiting the Company’s obligations pursuant to Section 5(c)); and (2) the rights of the Holders of such Perpetual Preferred Stock, as such, will terminate with respect to such Perpetual Preferred Stock, other than the right to receive the Fundamental Change Repurchase Price as provided in Section 8 (and, if applicable, declared Dividends as provided in Section 5(c)).

(p) Repurchases by the Company and its Subsidiaries. Without limiting the generality of Section 3(m) and the next sentence, the Company and its Subsidiaries may, from time to time, repurchase Perpetual Preferred Stock in open market purchases or in negotiated transactions; without delivering prior notice to Holders. The Company will promptly cancel or deliver to the Transfer Agent for cancellation all Perpetual Preferred Stock that the Company or any of its Subsidiaries have purchased or otherwise acquired.

(q) Notations and Exchanges. Without limiting any rights of Holders pursuant to Section 9, if any amendment, supplement or waiver to the Certificate of Incorporation (including this Certificate of Designations) changes the terms of any Perpetual Preferred Stock, then the Company may, in its discretion, require the Holder of the Certificate evidencing such Perpetual Preferred Stock to deliver such Certificate to the Transfer Agent so that the Transfer Agent may place an appropriate notation prepared by the Company on such Certificate and return such Certificate to such Holder. Alternatively, at its discretion, the Company may, in exchange for such Perpetual Preferred Stock, issue, execute and deliver, and cause the Transfer Agent to countersign, in each case, in accordance with Section 3(c), a new Certificate evidencing such Perpetual Preferred Stock that reflects the changed terms. The failure to make any appropriate notation or issue a new Certificate evidencing any Perpetual Preferred Stock pursuant to this Section 3(q) will not impair or affect the validity of such amendment, supplement or waiver.

Section 4. Ranking. The Perpetual Preferred Stock will rank (a) senior to (i) Dividend Junior Stock with respect to the payment of dividends; and (ii) Liquidation Junior Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up; (b) equally with (i) Dividend Parity Stock with respect to the payment of dividends; and (ii) Liquidation Parity Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up; and (c) junior to (i) Dividend Senior Stock with respect to the payment of dividends; and (ii) Liquidation Senior Stock with respect to the distribution of assets upon the Company’s liquidation, dissolution or winding up.

Section 5. Dividends.

(a) Regular Dividends.

(i) Accumulation and Payment of Regular Dividends. The Perpetual Preferred Stock will accumulate cumulative dividends at a rate per annum equal to the Regular Dividend Rate on the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference pursuant to Section 5(b)(i)) thereof (calculated in accordance with Section 5(a)(ii)), regardless of whether or not declared or funds are legally available for their payment (such dividends that accumulate

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on the Perpetual Preferred Stock pursuant to this sentence, “Regular Dividends”). Subject to the other provisions of this Section 5 (including, for the avoidance of doubt, Section 5(b)(i)), such Regular Dividends will be due and payable quarterly in arrears on each Regular Dividend Payment Date. When, as and if declared by the Board of Directors, such Regular Dividends will be paid in cash on the next Regular Dividend Payment Date, to the Holders as of the Close of Business on the immediately preceding Regular Dividend Record Date. Notwithstanding anything to the contrary contained herein, any Regular Dividend declared by the Board of Directors with respect to the Perpetual Preferred Stock will be paid in cash. Regular Dividends on the Perpetual Preferred Stock will accumulate daily from, and including, the last date on which Regular Dividends have been paid (or, if no Regular Dividends have been paid, from, and including, the Issue Date) to, but excluding, the next Regular Dividend Payment Date.

(ii) Computation of Accumulated Regular Dividends. Accumulated Regular Dividends will be computed on the basis of a 360-day year comprised of twelve 30-day months. Regular Dividends on each share of Perpetual Preferred Stock will accrue on the Liquidation Preference (plus any accrued and unpaid dividends in respect of the Perpetual Preferred Stock, whether or not declared (and including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference pursuant to Section 5(b)(i)) of such share as of immediately before the Close of Business on the preceding Regular Dividend Payment Date (or, if there is no preceding Regular Dividend Payment Date, on the Issue Date of such share).

(b) Calculation of Regular Dividends.

(i) Generally. With respect to any Regular Dividend Payment Date on or prior to the five (5) year anniversary of the Initial Issue Date, (I) the Company may elect to declare a portion of a Regular Dividend and pay such portion in cash at the then-applicable Cash Regular Dividend Rate and accrue the remainder as a Permitted Dividend Accrual (as defined below) and (II) (1) to the extent any Regular Dividend is declared, it will be paid in cash, out of funds legally available therefor, at the then-applicable Cash Regular Dividend Rate and (2) to the extent any Regular Dividend is not declared and paid in cash, such Regular Dividend shall accrue at the Accrued Regular Dividend Rate, in which case the dollar amount (expressed as an amount per share of Perpetual Preferred Stock) of each Regular Dividend on the Perpetual Preferred Stock (whether or not declared) that has accumulated on the Perpetual Preferred Stock in respect of the Regular Dividend Period ending on, but excluding, a Regular Dividend Payment Date, will be added, effective immediately before the Close of Business on the related Regular Dividend Payment Date, to the Liquidation Preference of each share of Perpetual Preferred Stock outstanding as of such time (it being understood that such addition will occur automatically, without the need for any action on the part of the Company or any other Person) (such addition described in this clause (b)(II)(2), a “Permitted Dividend Accrual”). With respect to any Regular Dividend Payment Date after the five (5) year anniversary of the Initial Issue Date, Regular Dividends shall only be payable in cash, out of funds legally available therefor, at the then-applicable Cash Regular Dividend Rate, and only when and if declared by the Board of Directors; provided that, to the extent that the Board of Directors fails to declare any such Regular Dividends and pay in cash, such Regular Dividend shall accrue at the then-

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applicable Default Dividend Rate, in which case the dollar amount (expressed as an amount per share of Perpetual Preferred Stock) of each Regular Dividend on the Perpetual Preferred Stock (whether or not declared) that has accumulated on the Perpetual Preferred Stock at the then-applicable Default Dividend Rate in respect of the Regular Dividend Period ending on, but excluding, a Regular Dividend Payment Date, will be added, effective immediately before the Close of Business on the related Regular Dividend Payment Date, to the Liquidation Preference of each share of Perpetual Preferred Stock outstanding as of such time (it being understood that such addition will occur automatically, without the need for any action on the part of the Company or any other Person) (such addition described in this proviso, a “Default Dividend Accrual”).

(ii) Default. If there are any Default Accrued Dividends for at least six consecutive Regular Dividend Periods, if requested by a Holder, the Company shall, subject to approval of the Company’s stockholders to the extent required (subject to the last sentence of this Section 5(b)(ii)), cause to be paid 100% (or such lesser amount specified by such Holder) of the amount of Default Accrued Dividends by delivering to the Holder a number of shares of Common Stock equal to the quotient of (x) the amount of Default Accrued Dividends (or such lesser amount specified by such Holder), divided by (y) 95% of the average VWAP of the Common Stock over the preceding 30 Trading Days ending on the Trading Day immediately prior to date of such Holder’s request, rounded up to the nearest whole share of Common Stock (such dividend, a “Non-Cash Dividend”). Any Non-Cash Dividend declared and paid in accordance with this Section 5(b)(ii) shall reduce, on a dollar-for-dollar basis, the amount of Default Accrued Dividends. To the extent the issuance of such shares of Common Stock to a Holder pursuant to this Section 5(b)(ii) would require approval of the stockholders of the Company pursuant to the rules and listing standards of the Nasdaq Global Market (or following the date hereof, the principal other national securities exchange if the Company’s Common Stock ceases to be listed on the Nasdaq Global Market but is listed on another national securities exchange), the Company shall use reasonable best efforts to obtain such stockholder approval as promptly as practicable and cause such shares of Common Stock to be issued as promptly as practicable following such stockholder approval.

(c) Treatment of Dividends Upon Redemption or Repurchase Pursuant to Section 8. If the Redemption Date or Fundamental Change Repurchase Date of any share of Perpetual Preferred Stock is after a Record Date for a declared Dividend on the Perpetual Preferred Stock and on or before the next Dividend Payment Date, then the Holder of such share at the Close of Business on such Record Date will be entitled to receive, on or, at the Company’s election, prior to the applicable Redemption Date or Fundamental Change Repurchase Date, such declared Dividend on such share.

(d) Payment of Accrued Dividends. The Company shall be entitled to declare and pay in cash all or any part of the Accrued Dividends on subsequent Regular Dividend Payment Dates, and following such cash payment, such amounts shall no longer be deemed Accrued Dividends.

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(e) Priority of Dividends. After the five (5) year anniversary of the Initial Issue Date, (i) no dividend shall be declared or paid on any Dividend Junior Stock (other than a dividend payable solely in shares of Dividend Junior Stock), and (ii) no Dividend Junior Stock or Dividend Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, unless at such time there are no Default Accrued Dividends and no Unrepurchased Shares outstanding. Notwithstanding the foregoing, the Company may:

(i) purchase, redeem or otherwise acquire shares of Dividend Junior Stock in connection with any employment contract, benefit plan or other similar arrangement approved by the Board of Directors with or for the benefit of current or former employees, officers, directors or consultants;

(ii) declare any dividend on, make any distributions related to, or redeem, repurchase, acquire or make a liquidation payment relating to, any Dividend Parity Stock or Dividend Junior Stock as a result of an exchange or conversion of any class or series of Dividend Parity Stock or Dividend Junior Stock for any other class or series of Dividend Parity Stock (in the case of Dividend Parity Stock) or Dividend Junior Stock (in the case of Dividend Parity Stock or Dividend Junior Stock);

(iii) purchase fractional interests in shares of Dividend Parity Stock or Dividend Junior Stock pursuant to the conversion or exchange provisions of such Dividend Parity Stock or Dividend Junior Stock or the security being converted or exchanged;

(iv) pay any dividend in respect of Dividend Junior Stock where the dividend is in the form of the same stock or rights to purchase the same stock as that on which the dividend is being paid;

(v) distribute Dividend Junior Stock or rights to purchase Dividend Junior Stock; or

(vi) pay any dividend in connection with the implementation of a shareholder rights or similar plan, or the redemption or repurchase of any rights under such plan.

Section 6. Rights Upon Liquidation, Dissolution or Winding Up.

(a) Generally. If the Company liquidates, dissolves or winds up, whether voluntarily or involuntarily (any such event, a “Liquidation Event”), then, subject to the rights of any of the Company’s creditors or holders of any outstanding Liquidation Senior Stock, each share of Perpetual Preferred Stock will entitle the Holder thereof to receive payment of the amount set forth in clause (i) below out of the Company’s assets or funds legally available for distribution to the Company’s stockholders, before any such assets or funds are distributed to, or set aside for the benefit of, any Liquidation Junior Stock:

(i) the greater of (I) the Liquidation Preference of such share, plus accrued and unpaid dividends in respect of such share through but not including the date of liquidation, whether or not declared (and including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference pursuant to Section 5(b)(i)) and (II) an amount in cash equal to the sum of (x) 130.0% of the Initial Liquidation Preference (for the avoidance of doubt, excluding any Accrued Dividends) of such share, minus (y) the cumulative amount of cash dividends paid in respect of such share prior to such payment, in each case of (I) and (II), net of amounts actually paid in cash, if any, prior to the Liquidation Event pursuant to Section 8.

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Upon payment of such amount in full on the outstanding Perpetual Preferred Stock, Holders of the Perpetual Preferred Stock will have no rights to the Company’s remaining assets or funds, if any. If such assets or funds are insufficient to fully pay such amount on all outstanding shares of Perpetual Preferred Stock and the corresponding amounts payable in respect of all outstanding shares of Liquidation Parity Stock, if any, then, subject to the rights of any of the Company’s creditors or holders of any outstanding Liquidation Senior Stock, such assets or funds will be distributed ratably on the outstanding shares of Perpetual Preferred Stock and Liquidation Parity Stock in proportion to the full respective distributions to which such shares would otherwise be entitled.

(b) Certain Business Combination Transactions Deemed Not to Be a Liquidation. For purposes of Section 6(a), the Company’s consolidation or combination with, or merger with or into, or the sale, lease or other transfer of all or substantially all of the Company’s assets (other than a sale, lease or other transfer in connection with the Company’s liquidation, dissolution or winding up) to, another Person will not, in itself, constitute the Company’s liquidation, dissolution or winding up, even if, in connection therewith, the Perpetual Preferred Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing.

Section 7. Right of the Company to Redeem the Perpetual Preferred Stock.

(a) Right to Redeem. Subject to the terms of this Section 7, the Company has the right, at its election, to repurchase, by irrevocable, written notice to each Holder, all or any portion (but in no less than $50,000,000.00 increments based on the Liquidation Preference of the shares of Perpetual Preferred Stock to be repurchased as of the date of the Redemption Notice (or such lesser amount to the extent the Redemption Notice relates to all of the outstanding shares of the Perpetual Preferred Stock)) of the then-outstanding shares of Perpetual Preferred Stock, at any time, on a Redemption Date, out of funds legally available therefor, for a cash purchase price equal to the Redemption Price (each such redemption, a “Redemption”). Notwithstanding the foregoing, the Company shall effect the Mandatory Redemptions in accordance with, and at the times required by, Section 7(g). Notwithstanding anything herein to the contrary (including the limitation set forth in Section 7(g)(ii)(B)), if any Redemption (including any Mandatory Redemption or Optional Discounted Redemption) of less than all of the then-outstanding shares of Perpetual Preferred Stock would result in shares of Perpetual Preferred Stock having an aggregate Liquidation Preference of less than $50,000,000.00 (determined as of the date of the applicable Redemption Notice) remaining outstanding immediately following the applicable Redemption Date, then such Redemption shall be a Redemption of all, and not less than all, of the then-outstanding shares of Perpetual Preferred Stock, and the Redemption Price for each such share shall be the Redemption Price applicable to such Redemption.

(b) Redemption Date. The Redemption Date for any Redemption will be a Business Day of the Company’s choosing that is no more than thirty (30), nor less than ten (10) Business Days after the Redemption Notice Date for such Redemption.

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(c) Redemption Price. The Redemption Price for any share of Perpetual Preferred Stock to be repurchased pursuant to a Redemption is (A) in the case of a Mandatory Redemption or an Optional Discounted Redemption, the applicable Discounted Redemption Price determined pursuant to Section 7(g) (or, if applicable, the Redemption Price determined pursuant to Section 7(g)(iv)), and (B) in the case of any other Redemption, the greater of (i) the Liquidation Preference of such share, plus accrued and unpaid dividends in respect of such share through but not including the Redemption Date, whether or not declared (and including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference pursuant to Section 5(b)(i)) and (ii) an amount in cash equal to the sum of (x) 130.0% of the Initial Liquidation Preference (for the avoidance of doubt, excluding any Accrued Dividends) of such share, minus (y) (i) the cumulative amount of cash dividends paid in respect of such share prior to the Redemption Date for such Redemption and (ii) any amounts of cash paid to the Holder in respect of such share on the Redemption Date pursuant to Section 5(c).

(d) Redemption Notice. To call any share of Perpetual Preferred Stock for Redemption, the Company must send to the Holder of such share a notice of such Redemption (a “Redemption Notice”), which Redemption Notice must state:

(i) that such share has been called for Redemption;

(ii) the Redemption Date for such Redemption;

(iii) the aggregate number of shares subject to Redemption;

(iv) the number of such Holder’s shares subject to Redemption;

(v) the Redemption Price per share of Perpetual Preferred Stock to be redeemed from such Holder;

(vi) if the Redemption Date is after a Record Date for a declared Dividend on the Perpetual Preferred Stock and on or before the next Dividend Payment Date, that such Dividend will be paid in accordance with Section 5(c); and

(vii) the name and address of the Transfer Agent, as well as instructions whereby the Holder may surrender such share to the Transfer Agent.

(e) Payment of the Redemption Price. The Company will cause the Redemption Price for each share of Perpetual Preferred Stock subject to Redemption to be paid to the Holder thereof in cash on or before the applicable Redemption Date.

(f) Partial Redemption. In case of Redemption of less than all then-outstanding shares of Perpetual Preferred Stock, the shares to be redeemed by the Company shall be allocated among all Holders pro rata on the basis of the aggregate Liquidation Preference of the shares of Perpetual Preferred Stock owned by each such Holder.

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(g) Mandatory Redemptions; Optional Discounted Redemptions. Notwithstanding anything herein to the contrary, the Company shall (in the case of clauses (i) and (ii) below) and may (in the case of clause (iii) below), effect Redemptions in accordance with this Section 7 as set forth in this Section 7(g). For purposes of this Section 7(g), (A) the “Base Amount” of any share of Perpetual Preferred Stock as of any Redemption Date means the sum of (x) the Liquidation Preference of such share as of such Redemption Date plus (y) all accrued and unpaid dividends in respect of such share through but not including such Redemption Date, whether or not declared, to the extent not included in such Liquidation Preference, (B) the “Discounted Redemption Price” of any share means the applicable percentage of its Base Amount set forth in clause (i), (ii) or (iii) below, which shall be payable in addition to, and not in lieu of, any declared Dividend payable in respect of such share pursuant to Section 5(c) (provided that any declared Dividend so paid shall be excluded from clause (A)(y) above), and (C) the amount of any Mandatory Redemption (including for purposes of the dollar amounts and limitations set forth in clauses (i) and (ii) below) shall be measured by the aggregate Discounted Redemption Price to be paid in cash in respect of the shares of Perpetual Preferred Stock repurchased therein (excluding any declared Dividend paid pursuant to Section 5(c)). The Company shall deliver the Redemption Notice for each Mandatory Redemption such that the applicable Redemption Date occurs on or prior to the applicable deadline set forth below, and each Mandatory Redemption shall be allocated among the Holders in accordance with Section 7(f).

(i) Initial Mandatory Redemption. On or prior to [ ● ], 20[ ● ]2 (the “Initial Mandatory Redemption Deadline”), the Company shall repurchase shares of Perpetual Preferred Stock having an aggregate Discounted Redemption Price equal to $150,000,000.00, at a Discounted Redemption Price per share equal to ninety-three percent (93%) of the Base Amount of such share as of the applicable Redemption Date (the “Initial Mandatory Redemption” and the Redemption Date thereof, the “Initial Mandatory Redemption Date”);

(ii) Annual Mandatory Redemptions. In addition to the Initial Mandatory Redemption, on or prior to each of [ ● ], 20[ ● ]3, [ ● ], 20[ ● ]4 and [ ● ], 20[ ● ]5 (each, an “Annual Redemption Deadline”), the Company shall repurchase shares of Perpetual Preferred Stock having an aggregate Discounted Redemption Price of not less than $50,000,000.00, at a Discounted Redemption Price per share equal to ninety-six percent (96%) of the Base Amount of such share as of the applicable Redemption Date (each, an “Annual Mandatory Redemption” and, together with the Initial Mandatory Redemption, the “Mandatory Redemptions”); provided that (A) the aggregate Discounted Redemption Price paid in any Annual Mandatory Redemption in excess of $50,000,000.00 shall reduce the amount required to be paid in the next succeeding Annual Mandatory Redemption(s) on a dollar-for-dollar basis and (B) the aggregate Discounted Redemption Price paid for all shares repurchased pursuant to this clause (ii) shall not exceed $150,000,000.00;

(iii) Optional Discounted Redemptions. Following the completion in full of the Mandatory Redemptions, on or prior to [ ● ], 20[ ● ]6, the Company may elect to repurchase all or any portion of the then-outstanding shares of Perpetual Preferred Stock (subject to the minimum increment set forth in Section 7(a)), at a Discounted Redemption Price per share equal to ninety-six percent (96%) of the Base Amount of such share as of the applicable Redemption Date (each, an “Optional Discounted Redemption”); and

[2]	Note to Draft: To be the date that is 90 days after the Closing Date.
[3]	Note to Draft: To be the date that is 90 days after the first anniversary of the Closing Date.
[4]	Note to Draft: To be the date that is 90 days after the second anniversary of the Closing Date.
[5]	Note to Draft: To be the date that is 90 days after the third anniversary of the Closing Date.
[6]	Note to Draft: To be the 48-month anniversary of the Closing Date.

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(iv) Failure to Effect Mandatory Redemptions. If the Company does not have sufficient funds legally available to pay the Discounted Redemption Price of all shares of Perpetual Preferred Stock required to be repurchased in any Mandatory Redemption on or prior to the Initial Mandatory Redemption Deadline or the applicable Annual Redemption Deadline, as applicable (each, a “Mandatory Redemption Deadline”), then the Company shall (1) pay the maximum amount of such Discounted Redemption Price that can be paid out of funds legally available for payment, which payment will be made pro rata to each Holder based on the total number of shares of Perpetual Preferred Stock of such Holder that were otherwise to be repurchased in such Mandatory Redemption; and (2) repurchase any shares of Perpetual Preferred Stock not repurchased because of the foregoing limitations at the applicable Discounted Redemption Price as soon as practicable after the Company is able to make such repurchase out of assets legally available for the repurchase of such shares of Perpetual Preferred Stock. The inability of the Company (or its successor) to make a repurchase payment for any reason shall not relieve the Company (or its successor) from its obligation to effect any Mandatory Redemption when, as and if permitted by applicable law, and any failure by the Company to effect a Mandatory Redemption in full on or prior to the applicable Mandatory Redemption Deadline shall constitute a breach of this Certificate of Designations. If the Company fails to pay the Discounted Redemption Price in full on or prior to the applicable Mandatory Redemption Deadline in respect of some or all of the shares of Perpetual Preferred Stock required to be repurchased in any Mandatory Redemption (any such shares, “Unredeemed Shares”), such Unredeemed Shares shall remain outstanding and the Company will pay Dividends on such Unredeemed Shares at the Default Dividend Rate until such shares are repurchased, payable quarterly in arrears, out of funds legally available, on each Dividend Payment Date, for the period from and including the applicable Mandatory Redemption Deadline through but not including the day upon which the Company pays the Discounted Redemption Price for such Unredeemed Shares in full in accordance with this Section 7. The Company will not voluntarily take any action, or voluntarily engage in any transaction, that would reasonably be expected to result in the Company not having sufficient funds legally available to pay in full the Discounted Redemption Price for any Mandatory Redemption on or prior to the applicable Mandatory Redemption Deadline. The Company shall take such actions as are necessary to give effect to the provisions of this Section 7(g), including in the event the Company is prohibited by law from redeeming or is otherwise unable to redeem any shares of Perpetual Preferred Stock in connection with any Mandatory Redemption by the applicable Mandatory Redemption Deadline, taking all actions necessary or advisable to remove promptly any impediments to its ability to redeem such shares of Perpetual Preferred Stock required to be so redeemed, including: (i) reducing the stated capital of the Company or revaluing the assets of the Company to their fair market values under Section 154 of the DGCL if such reduction or revaluation would create surplus sufficient to make all or any portion of such Mandatory Redemption payment, and (ii) raising or generating legally available funds (whether by incurring indebtedness, issuing equity, selling assets, or otherwise) sufficient to make all or any portion of such Mandatory Redemption payment.

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Section 8. Right of Holders to Require the Company to Repurchase Perpetual Preferred Stock upon a Fundamental Change.

(a) Fundamental Change Repurchase Right. Subject to the other terms of this Section 8, including the immediately following sentence, if a Fundamental Change occurs, then each Holder may require the Company to repurchase (the “Fundamental Change Repurchase Right”) all, or any whole number of shares that is less than all, of such Holder’s Perpetual Preferred Stock on the Fundamental Change Repurchase Date for such Fundamental Change, out of funds legally available therefor, for a cash purchase price equal to the Fundamental Change Repurchase Price. If a Fundamental Change of the type specified in clause (c) or clause (d) of the definition thereof occurs, each Holder shall be deemed to have automatically exercised its Fundamental Change Repurchase Right immediately prior to the occurrence of such Fundamental Change.

(b) Funds Legally Available for Payment of Fundamental Change Repurchase Price; Covenant Not to Take Certain Actions. If the Company does not have sufficient funds legally available to pay the Fundamental Change Repurchase Price of all shares of Perpetual Preferred Stock that are to be repurchased pursuant to Section 8, then the Company shall (1) pay the maximum amount of such Fundamental Change Repurchase Price that can be paid out of funds legally available for payment, which payment will be made pro rata to each Holder based on the total number of shares of Perpetual Preferred Stock of such Holder that were otherwise to be repurchased pursuant to Section 8; and (2) purchase any shares of Perpetual Preferred Stock not purchased because of the foregoing limitations at the applicable Fundamental Change Repurchase Price as soon as practicable after the Company is able to make such purchase out of assets legally available for the purchase of such shares of Perpetual Preferred Stock. The inability of the Company (or its successor) to make a purchase payment for any reason shall not relieve the Company (or its successor) from its obligation to effect any required purchase when, as and if permitted by applicable law. If the Company fails to pay the Fundamental Change Repurchase Price in full when due in accordance with this Section 8 in respect of some or all of the shares of Perpetual Preferred Stock to be repurchased pursuant to the Fundamental Change Repurchase Right (any such shares, “Unrepurchased Shares”), the Company will pay Dividends on such shares not repurchased at the Default Dividend Rate until such shares are repurchased, payable quarterly in arrears, out of funds legally available, on each Dividend Payment Date, for the period from and including the first Dividend Payment Date or the Issue Date of such share, as applicable, upon which the Company fails to pay the Fundamental Change Repurchase Price in full when due in accordance with this Section 8 through but not including the latest of the day upon which the Company pays the Fundamental Change Repurchase Price in full in accordance with this Section 8. Notwithstanding the foregoing, in the event a Holder exercises a Fundamental Change Repurchase Right pursuant to this Section 8 at a time when the Company is restricted or prohibited (contractually or otherwise) from repurchasing some or all of the Perpetual Preferred Stock subject to the Fundamental Change Repurchase Right, the Company will use its commercially reasonable efforts to obtain the requisite consents to remove or obtain an exception or waiver to such restrictions or prohibition. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific

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performance and/or injunctive relief with respect to the Company’s failure to comply with its obligations under this Section 8. The Company will not voluntarily take any action, or voluntarily engage in any transaction, that would result in a Fundamental Change (other than Fundamental Changes of the types specified in clause (c) or clause (d) of the definition thereof) unless the Company has or will have sufficient funds legally available to fully pay the maximum aggregate Fundamental Change Repurchase Price that would be payable in respect of such Fundamental Change on all shares of Perpetual Preferred Stock then outstanding.

(c) Fundamental Change Repurchase Date. The Fundamental Change Repurchase Date for any Fundamental Change will be a Business Day of the Company’s choosing that is no more than thirty (30), nor less than twenty (20), Business Days after the date the Company sends the related Final Fundamental Change Notice pursuant to Section 8(f).

(d) Fundamental Change Repurchase Price. The Fundamental Change Repurchase Price for any share of Perpetual Preferred Stock to be repurchased pursuant to Section 8 following a Fundamental Change is an amount in cash equal to the Liquidation Preference of such share, plus any accrued and unpaid dividends in respect of such share through but not including the Fundamental Change Repurchase Date, whether or not declared (and including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference pursuant to Section 5(b)(i)) of such share at the Close of Business on the Fundamental Change Repurchase Date for such Fundamental Change (including any accumulated and unpaid Regular Dividends, whether or not declared, on such share to, but excluding, such Fundamental Change Repurchase Date). Notwithstanding the foregoing, in the event that the repurchase of shares of Perpetual Preferred Stock pursuant to this Section 8 is required as a result of a Fundamental Change of the type specified in clause (c) or clause (d) of the definition thereof, the Fundamental Change Repurchase Price for any share of Perpetual Preferred Stock shall be the greater of (i) the Liquidation Preference of such share, plus accrued and unpaid dividends in respect of such share through but not including the Fundamental Change Repurchase Date, whether or not declared (and including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference pursuant to Section 5(b)(i)) and (ii) an amount in cash equal to the sum of (x) 130.0% of the Initial Liquidation Preference (for the avoidance of doubt, excluding any Accrued Dividends) of such share, minus (y) the cumulative amount of cash dividends paid in respect of such share prior to date of the Fundamental Change Repurchase, in each case of (i) and (ii), net of amounts actually paid in cash, if any, prior to the Fundamental Change Repurchase pursuant to Section 6.

(e) Initial Fundamental Change Notice. On or before the twentieth (20th) Business Day prior to the date on which the Company anticipates consummating a Fundamental Change (or, if later, promptly after the Company discovers that a Fundamental Change may occur), a written notice shall be sent by or on behalf of the Company to the Holders as they appear in the records of the Company, which notice shall contain the date on which the Fundamental Change is anticipated to be effected (or, if applicable, the date on which a Schedule TO or other schedule, form or report disclosing a Fundamental Change was filed) (the “Initial Fundamental Change Notice”). No later than ten (10) Business Days prior to the date on which the Company anticipates consummating the Fundamental Change as set forth in the Initial Fundamental Change Notice (or, if the Fundamental Change has already occurred as provided in the Initial Fundamental Change Notice, promptly, but no later than the tenth (10th) Business Day following receipt thereof), any Holder that desires to exercise its rights pursuant to Section 8(a) shall notify the Company in writing thereof and shall specify the number of shares of Perpetual Preferred Stock subject thereto.

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(f) Final Fundamental Change Notice. If a Holder elects (or is deemed to have elected) to exercise its Fundamental Change Repurchase Right pursuant to Section 8(a), on or before the second (2nd) Business Day after the effective date of a Fundamental Change, the Company will send to each Holder a notice of such Fundamental Change (a “Final Fundamental Change Notice”). Such Final Fundamental Change Notice must state:

(i) briefly, the events causing such Fundamental Change;

(ii) the effective date of such Fundamental Change;

(iii) the procedures that a Holder must follow to require the Company to repurchase its Perpetual Preferred Stock pursuant to this Section 8, including the deadline for exercising the Fundamental Change Repurchase Right and the procedures for submitting and withdrawing a Fundamental Change Repurchase Notice;

(iv) the Fundamental Change Repurchase Date for such Fundamental Change;

(v) the Fundamental Change Repurchase Price per share of Perpetual Preferred Stock, including reasonable detail of the calculation thereof;

(vi) if the Fundamental Change Repurchase Date is after a Record Date for a declared Dividend on the Perpetual Preferred Stock and on or before the next Dividend Payment Date, that such Dividend will be paid in accordance with Section 5(c);

(vii) the name and address of the Transfer Agent; and

(viii) that shares of Perpetual Preferred Stock for which a Fundamental Change Repurchase Notice has been duly tendered and not duly withdrawn must be delivered to the Paying Agent for the Holder thereof to be entitled to receive the Fundamental Change Repurchase Price.

(g) Procedures to Exercise the Fundamental Change Repurchase Right.

(i) Delivery of Fundamental Change Repurchase Notice and Shares of Perpetual Preferred Stock to Be Repurchased. To exercise its Fundamental Change Repurchase Right for any share(s) of Perpetual Preferred Stock following a Fundamental Change, the Holder thereof must deliver to the Paying Agent:

(1) before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date (or such later time as may be required by law), a duly completed, written Fundamental Change Repurchase Notice with respect to such share(s); and

(2) such share(s), duly endorsed for transfer (to the extent such share(s) are evidenced by one or more Physical Certificates).

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(ii) Contents of Fundamental Change Repurchase Notices. Each Fundamental Change Repurchase Notice with respect to any share(s) of Perpetual Preferred Stock must state:

(1) if such share(s) are evidenced by one or more Physical Certificates, the certificate number(s) of such Physical Certificate(s);

(2) the number of shares of Perpetual Preferred Stock to be repurchased, which must be a whole number; and

(3) that such Holder is exercising its Fundamental Change Repurchase Right with respect to such share(s).

(iii) Withdrawal of Fundamental Change Repurchase Notice. A Holder that has delivered a Fundamental Change Repurchase Notice with respect to any share(s) of Perpetual Preferred Stock may withdraw such Fundamental Change Repurchase Notice by delivering a written notice of withdrawal to the Paying Agent at any time before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date. Such withdrawal notice must state:

(1) if such share(s) are evidenced by one or more Physical Certificates, the certificate number(s) of such Physical Certificate(s);

(2) the number of shares of Perpetual Preferred Stock to be withdrawn, which must be a whole number; and

(3) the number of shares of Perpetual Preferred Stock, if any, that remain subject to such Fundamental Change Repurchase Notice, which must be a whole number.

If any Holder delivers to the Paying Agent any such withdrawal notice withdrawing any share(s) of Perpetual Preferred Stock from any Fundamental Change Repurchase Notice previously delivered to the Paying Agent, and such share(s) have been surrendered to the Paying Agent, then such share(s) will be returned to the Holder thereof.

(h) Payment of the Fundamental Change Repurchase Price. Subject to Section 8(b), the Company will cause the Fundamental Change Repurchase Price for each share of Perpetual Preferred Stock to be repurchased pursuant to Section 8 to be paid to the Holder thereof on or before the applicable Fundamental Change Repurchase Date (or, if later in the case such share is evidenced by a Physical Certificate, the date the Physical Certificate evidencing such share is delivered to the Paying Agent).

(i) Third Party May Conduct Repurchase Offer In Lieu of the Company. Notwithstanding anything to the contrary in this Section 8, the Company will be deemed to satisfy its obligations under this Section 8 if one or more third parties conduct any repurchase pursuant to Section 8 and related offer to repurchase Perpetual Preferred Stock otherwise required by this Section 8 in a manner that would have satisfied the requirements of this Section 8 if conducted directly by the Company.

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(j) Fundamental Change Agreements. The Company shall not enter into any agreement for a transaction constituting a Fundamental Change (other than Fundamental Changes of the types specified in clause (c) or clause (d) of the definition thereof) unless (i) such agreement provides for, or does not interfere with or prevent (as applicable), the exercise by the Holders of their Fundamental Change Repurchase Right in a manner that is consistent with, and gives effect to, this Section 8 and (ii) the acquiring or surviving Person in such Fundamental Change represents and covenants, in form and substance reasonably satisfactory to the Board of Directors acting in good faith, that at the closing of such Fundamental Change, such Person shall have sufficient funds (which may include, without limitation, cash and cash equivalents on the Company’s balance sheet, the proceeds of any debt or equity financing, available lines of credit or uncalled capital commitments) to consummate such Fundamental Change and the payment of the Fundamental Change Repurchase Price to be made in respect of shares of Perpetual Preferred Stock pursuant to this Section 8.

Section 9. Voting Rights. The Perpetual Preferred Stock will have no voting rights except as set forth in this Section 9 or as otherwise provided in the Certificate of Incorporation or required by the General Corporation Law of the State of Delaware.

(a) Voting and Consent Rights with Respect to Specified Matters.

(i) Generally. Subject to the other provisions of this Section 9(a), so long as Perpetual Preferred Stock with an aggregate Liquidation Preference equal to at least $50,000,000.00 is outstanding, each following event will require, and cannot be effected without, the affirmative vote or consent of, the Holders constituting at least a majority of the outstanding voting power of the Perpetual Preferred Stock (“Majority Holders”):

(1) any issuances or authorizations by the Company of additional shares of Perpetual Preferred Stock (other than any Delayed Draw Preferred Share pursuant to any Additional Purchase and Sale), or issuances by the Company of shares of, or other securities convertible into, Dividend Parity Stock, Liquidation Parity Stock, Dividend Senior Stock or Liquidation Senior Stock (other than the issuance of any such equity the proceeds of which are used to immediately redeem all outstanding shares of Perpetual Preferred Stock pursuant to Section 7);

(2) any entrance into, or amendment or modification of, material transactions with any Affiliate of the Company by the Company or any of its Subsidiaries, except on arms’-length terms;

(3) any incurrence by the Company or any Subsidiaries of any Indebtedness, unless the Consolidated Total Leverage Ratio would not exceed 8.5-to-1 after giving effect to such incurrence (other than the drawdowns by the Company under the Company’s current revolving credit facility); or

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(4) any payment of dividends or making of distributions on shares of Dividend Junior Stock (including any spin-off or other dividend or distribution of properties, securities or any other assets), or redemptions, purchases or direct or indirect acquisitions of shares of Dividend Junior Stock or Dividend Parity Stock, by the Company, unless the Consolidated Total Leverage Ratio would not exceed 8.5-to-1 after giving effect to such dividends, distributions, redemptions, purchases or acquisitions;

provided, however, that each of the following will be deemed not to adversely affect the special rights, preferences or voting powers of the Perpetual Preferred Stock and will not require any vote or consent pursuant to Section 9(a)(i)(1) and Section 9(a)(i)(2):

(I) any increase in the number of the authorized but unissued shares of the Company’s undesignated preferred stock; and

(II) the creation and issuance, or increase in the authorized or issued number, of any shares of any class or series of stock that is both Dividend Junior Stock and Liquidation Junior Stock;

further provided that the Company may, without any vote or consent pursuant to Section 9(a)(i)(4):

(A) purchase, redeem or otherwise acquire shares of Dividend Junior Stock in connection with any employment contract, benefit plan or other similar arrangement approved by the Board of Directors with or for the benefit of current or former employees, officers, directors or consultants;

(B) declare any dividend on, make any distributions related to, or redeem, repurchase, acquire or make a liquidation payment relating to, any Dividend Parity Stock or Dividend Junior Stock as a result of an exchange or conversion of any class or series of Dividend Parity Stock or Dividend Junior Stock for any other class or series of Dividend Parity Stock (in the case of Dividend Parity Stock) or Dividend Junior Stock (in the case of Dividend Parity Stock or Dividend Junior Stock);

(C) purchase fractional interests in shares of Dividend Parity Stock or Dividend Junior Stock pursuant to the conversion or exchange provisions of such Dividend Parity Stock or Dividend Junior Stock or the security being converted or exchanged;

(D) pay any dividend in respect of Dividend Junior Stock where the dividend is in the form of the same stock or rights to purchase the same stock as that on which the dividend is being paid;

(E) distribute Dividend Junior Stock or rights to purchase Dividend Junior Stock; or

(F) pay any dividend in connection with the implementation of a shareholder rights or similar plan, or the redemption or repurchase of any rights under such plan.

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(ii) Amendments. Without the affirmative vote or consent of the Majority Holders, the Company may not amend, modify or repeal (including by recapitalization, merger or otherwise) any provision of the Certificate of Incorporation (including this Certificate of Designations) or Bylaws if such amendment, modification or repeal would adversely affect the rights, preferences, privileges or voting powers of the Perpetual Preferred Stock. Notwithstanding the foregoing, the Company may amend, modify or repeal any of the terms of the Perpetual Preferred Stock without the vote or consent of any Holder to amend or correct this Certificate of Designations to cure any ambiguity or correct any omission, defect or inconsistency.

(b) Procedures for Voting and Consents.

(i) Rules and Procedures Governing Votes and Consents. If any vote or consent of the Holders will be held or solicited, including at an annual meeting or a special meeting of stockholders, then (1) the Board of Directors will adopt customary rules and procedures at its discretion to govern such vote or consent, subject to the other provisions of this Section 9; and (2) such rules and procedures may include fixing a record date to determine the Holders that are entitled to vote or provide consent, as applicable, rules governing the solicitation and use of proxies or written consents and customary procedures for the nomination and designation, by Holders, of directors for election.

(ii) Voting Power of the Perpetual Preferred Stock. Each share of Perpetual Preferred Stock outstanding as of the applicable record date will be entitled to one vote on each matter on which the Holders of the Perpetual Preferred Stock are entitled to vote separately as a class and not together with the holders of any other class or series of stock.

(iii) Written Consent in Lieu of Stockholder Meeting. Notwithstanding anything to the contrary otherwise set forth in the Certificate of Incorporation, the Bylaws or otherwise, a consent or affirmative vote of the Holders pursuant to Section 9(a) or any other provision of this Certificate of Designations may be given or obtained in writing without a meeting.

Section 10. Distribution Transactions.

(a) Spin-Off Exchange Offer. In the event the Company proposes to effect a Distribution Transaction, then, by written action of the Majority Holders delivered to the Company prior to the relevant Record Date, the Company will negotiate in good faith with such Majority Holders the terms and conditions of an exchange offer described herein (the “Spin-Off Exchange Offer”).

(b) Exchange. In connection with the Spin-Off Exchange Offer, each share of Perpetual Preferred Stock will be exchanged by the Company for one share of Mirror Preferred Stock and one share of Exchange Preferred Stock. The Liquidation Preference of each share of the Perpetual Preferred Stock will be allocated between the shares of Mirror Preferred Stock and Exchange Preferred Stock in accordance with the relative fair market value of the assets and businesses to be held by the Distributed Entity and the assets and businesses to be retained by the Company, as determined in good faith by the Board of Directors after consultation with the Majority Holders.

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(c) Terms. The Company and the Majority Holders will negotiate reasonably and in good faith and each will use its reasonable best efforts to agree on mutually agreeable terms for the Spin-Off Exchange Offer, including, without limitation, the certificate of designations with respect to the Mirror Preferred Stock and the certificate of designations with respect to the Exchange Preferred Stock, to reflect the fact that following the completion of the Spin-Off Exchange Offer the rights, benefits, obligations and economic characteristics of the Series A Perpetual Preferred Stock will not be expanded or diminished as a result of the exchange of shares of Perpetual Preferred Stock for shares of Mirror Preferred Stock and Exchange Preferred Stock.

Section 11. Taxes.

(a) Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance of shares of Perpetual Preferred Stock or other securities issued on account of Perpetual Preferred Stock pursuant hereto or certificates evidencing such shares or securities.

(b) Withholding and Tax Forms.

(i) Holders. Each Holder of the Perpetual Preferred Stock shall be (i) a “United States person” as defined in Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (ii) a “foreign government” eligible for and claiming the benefits of an exemption from taxation under Section 892 of the Code (including a 0% rate of withholding with respect to U.S.-source dividends), or (iii) a “withholding foreign partnership” (within the meaning of Treasury Regulations Section 1.1441-5(c)(2)) that has assumed primary responsibility for withholding under chapters 3 and 4 of the Code, information reporting under chapter 61 of the Code, backup withholding under Section 3406 of the Code, and/or withholding under other provisions of the Code.

(ii) United States Persons. Each Perpetual Preferred Stock Holder that is a “United States person” as defined in Section 7701(a)(30) of the Code will deliver to the Company (or its paying agent or any other applicable withholding agent) a duly executed, valid and properly completed Internal Revenue Service (“IRS”) Form W-9 (or successor form) (x) upon the execution of this Certificate of Designations (or, in the case of a transferee of Perpetual Preferred Stock permitted under this Certificate of Designations and the Purchase Agreement, prior to such transfer), (y) promptly upon the reasonable request of the Company and (z) promptly upon becoming aware of any such previously delivered form becoming incorrect or obsolete.

(iii) Non-United States Persons. Each Perpetual Preferred Stock Holder that is not a “United States Person” as defined in Section 7701(a)(30) of the Code shall deliver to the Company (or its paying agent or any other applicable withholding agent) a duly executed, valid and properly completed IRS Form W-8EXP certifying that such holder is a “foreign government” eligible for and claiming the benefits of an exemption from taxation under Section 892 of the Code (including a 0% rate of withholding with respect to U.S.-source dividends) or a duly executed, valid and properly completed IRS Form W-8IMY (or successor form) certifying that such holder is a “withholding foreign partnership” (within the meaning of Treasury Regulations Section 1.1441-5(c)(2)) that is compliant with

35

the terms of its withholding foreign partnership agreement with the IRS, in each case, (w) including any necessary attachments thereto and any other information reasonably requested by the Company to establish that no withholding is required on payments or accruals with respect to the Perpetual Preferred Stock, (x) upon the execution of this Certificate of Designations (or, in the case of a transferee of Perpetual Preferred Stock permitted under this Certificate of Designations and the Purchase Agreement, prior to such transfer), (y) promptly upon the reasonable request of the Company and (z) promptly upon becoming aware of any such previously delivered form becoming incorrect or obsolete.

Section 12. Term. Except as expressly provided in this Certificate of Designations, the shares of Perpetual Preferred Stock shall not be redeemable or otherwise mature and the term of the Perpetual Preferred Stock shall be perpetual.

Section 13. Calculations. Except as otherwise provided in this Certificate of Designations, the Company will be responsible for making all calculations called for under this Certificate of Designations or the Perpetual Preferred Stock, including determinations of accumulated Regular Dividends and Accrued Dividends, in each case, whether or not declared, on the Perpetual Preferred Stock. The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of such calculations to any Holder upon written request.

Section 14. Notices. All notices or communications referred to in this Certificate of Designations shall be in writing and delivered personally, by facsimile or e-mail (with confirmation of receipt requested from the recipient, in the case of e-mail), or sent by a nationally recognized overnight courier service guaranteeing next day delivery, and addressed (i) if to the Company, to its office at Array Technologies, Inc., 3901 Midway Place NE, Albuquerque, NM 87109 (Attention: Tyson Hottinger) or (ii) to the Holders’ respective addresses shown on the Register. Unless otherwise specified herein, all notices and communications hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, or by private courier service.

Section 15. Facts Ascertainable. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Company shall also maintain a written record of the Issue Date of each share of Perpetual Preferred Stock, the number of shares of Perpetual Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

Section 16. Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Perpetual Preferred Stock granted hereunder may be waived as to all shares of Perpetual Preferred Stock (and the Holders thereof) upon the vote or written consent of the Majority Holders.

36

Section 17. Severability. If any term of the Perpetual Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

Section 18. No Other Rights. The Perpetual Preferred Stock will have no rights, preferences or voting powers except as provided in this Certificate of Designations or the Certificate of Incorporation or as required by applicable law.

***

[This Amended and Restated Certificate of Designations of Series A Perpetual Preferred Stock shall be effective on [ ● ] at [ ● ] [a.m./p.m.] (Eastern).]7

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

[7]	Note to Draft: Bracketed language to be included if there will be a future effective time.

37

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Designations to be duly executed as of [ ● ], 2026.

Array Technologies, Inc.

By:
Name:
Title:

[Signature Page to Amended and Restated Certificate of Designations]

EXHIBIT A

FORM OF PERPETUAL PREFERRED STOCK CERTIFICATE

[Insert Restricted Stock Legend, if applicable]

Array Technologies, Inc.

Series A Perpetual Preferred Stock

Certificate No. [___]

Array Technologies, Inc., a Delaware corporation (the “Company”), certifies that [___] is the registered owner of [___] shares of the Company’s Series A Perpetual Preferred Stock (the “Perpetual Preferred Stock”) evidenced by this certificate (this “Certificate”). The special rights, preferences and voting powers of the Perpetual Preferred Stock are set forth in the Certificate of Designations of the Company establishing the Perpetual Preferred Stock (the “Certificate of Designations”). Capitalized terms used in this Certificate without definition have the respective meanings ascribed to them in the Certificate of Designations.

Additional terms of this Certificate are set forth on the other side of this Certificate.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, Array Technologies, Inc. has caused this instrument to be duly executed as of the date set forth below.

Array Technologies, Inc.

Date:	By:
Name:
Title:

Date:	By:
Name:
Title:

TRANSFER AGENT’S COUNTERSIGNATURE

[legal name of Transfer Agent], as Transfer Agent, certifies that this Certificate evidences shares of Perpetual Preferred Stock referred to in the within-mentioned Certificate of Designations.

Date:	By:
Authorized Signatory

Array Technologies, Inc.

Series A Perpetual Preferred Stock

This Certificate evidences duly authorized, issued and outstanding shares of Perpetual Preferred Stock. Notwithstanding anything to the contrary in this Certificate, to the extent that any provision of this Certificate conflicts with the provisions of the Certificate of Designations or the Certificate of Incorporation, the provisions of the of the Certificate of Designations or the Certificate of Incorporation, as applicable, will control.

1. Countersignature. This Certificate will not be valid until countersigned by the Transfer Agent.

2. Abbreviations. Customary abbreviations may be used in the name of a Holder or its assignee, such as TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gift to Minors Act).

* * *

To request a copy of the Certificate of Designations, which the Company will provide to any Holder at no charge, please send a written request to the following address:

Array Technologies, Inc.

[●]

Attention: [●]

FUNDAMENTAL CHANGE REPURCHASE NOTICE

Array Technologies, Inc.

Series A Perpetual Preferred Stock

Subject to the terms of the Certificate of Designations, by executing and delivering this Fundamental Change Repurchase Notice, the undersigned Holder of the Perpetual Preferred Stock identified below is exercising its Fundamental Change Repurchase Right with respect to (check one):

☐	all of the shares of Perpetual Preferred Stock

☐	[8]shares of Perpetual Preferred Stock

evidenced by Certificate No.

The undersigned acknowledges that Certificate identified above, duly endorsed for transfer, must be delivered to the Paying Agent before the Fundamental Change Repurchase Price will be paid.

Date:

(Legal Name of Holder)

By:
Name:
Title:

[8]	Must be a whole number.

ASSIGNMENT FORM

Array Technologies, Inc.

Series A Perpetual Preferred Stock

Subject to the terms of the Certificate of Designations, the undersigned Holder of the within Perpetual Preferred Stock assigns to:

Name:

Address:

Social security or

tax identification

number:

the within Perpetual Preferred Stock and all rights thereunder irrevocably appoints:

as agent to transfer the within Perpetual Preferred Stock on the books of the Company. The agent may substitute another to act for him/her.

Date:

(Legal Name of Holder)

By:
Name:
Title:

EXHIBIT B

FORM OF RESTRICTED STOCK LEGEND

THE OFFER AND SALE OF THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT; OR (B) PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SECURITIES PURCHASE AGREEMENT. THE COMPANY WILL GIVE TO THE HOLDER OF THIS CERTIFICATE A COPY OF SUCH SECURITIES PURCHASE AGREEMENT, AS IN EFFECT ON THE DATE OF THE GIVING OF SUCH COPY, WITHOUT CHARGE, PROMPTLY AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR.]

B-1

Exhibit 10.1

Execution Version

AMENDMENT NO. 6 TO CREDIT AGREEMENT

AMENDMENT NO. 6 TO CREDIT AGREEMENT, dated as of November 4, 2026 (this “Amendment”), to the Credit Agreement dated as of October 14, 2020, by and among ARRAY TECH, INC., a New Mexico corporation (the “Borrower”), ATI INVESTMENT SUB, INC., a Delaware corporation (“Holdings”), GOLDMAN SACHS BANK USA, as Administrative Agent and Collateral Agent, and each L/C Issuer and lender from time to time party thereto (collectively, the “Lenders” and individually, a “Lender”) (as amended by that certain Amendment No. 1 to the Credit Agreement, dated as of February 23, 2021, that certain Amendment No. 2 to the Credit Agreement, dated as of February 26, 2021, that certain Amendment No. 3 to Credit Agreement, dated as of March 2, 2023, that certain Amendment No. 4 to Credit Agreement, dated as of May 1, 2025, that certain Amendment No. 5 to Credit Agreement, dated as of February 18, 2026, and as further amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement” and, as amended by this Amendment, the “Amended Credit Agreement”); capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

WHEREAS, the Borrower has notified the Administrative Agent that Array Technologies, Inc., a Delaware corporation and a Parent Entity (“Array Parent”), intends to enter into a merger of equals with Shoals Technologies Group, Inc., a Delaware corporation (“Sierra”), pursuant to the Sierra Merger Agreement (as defined in the Amended Credit Agreement) and that, in connection therewith and the transactions contemplated thereby (a) Array Parent has agreed to redeem (i) $150 million of its outstanding Series A Perpetual Preferred Stock within ninety (90) days after the consummation of the Sierra Merger (as defined in the Amended Credit Agreement) and (ii) up to an additional $150 million of such Series A Perpetual Preferred Stock in annual redemptions of not less than $50 million each following such initial redemption, and (b) the Borrower intends to request a Revolving Credit Borrowing on the Sierra Merger Closing Date (as defined in the Amended Credit Agreement), the proceeds of which will be used to repay the revolving loans outstanding under the existing revolving credit facility of Sierra; and

WHEREAS, in furtherance of the foregoing, the Borrower has requested certain amendments to the Credit Agreement and the Administrative Agent and the Lenders party hereto constituting at least the Required Lenders have agreed to amend the Credit Agreement as hereinafter set forth

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Amendments. Subject to the satisfaction (or waiver) of the condition precedent set forth in Section 2 of this Amendment, effective as of the Amendment No. 6 Effective Date (as defined below), the Credit Agreement shall be amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the document attached as Exhibit A hereto.

2. Effectiveness. The effectiveness of this Amendment shall be subject to receipt by the Administrative Agent of executed signature pages to hereto from the Borrower and the Lenders party hereto constituting not less than the Required Lenders (the “Consenting Lenders”) (the date of satisfaction of such condition, the “Amendment No. 6 Effective Date”).

3. Revolving Credit Borrowing on the Sierra Merger Closing Date. Each Consenting Lender party hereto (on behalf of itself and its successors and assigns) acknowledges and agrees that it shall honor any Committed Loan Notice delivered by the Borrower requesting a Revolving Credit Borrowing on the Sierra Merger Closing Date, the proceeds of which are to be applied to effect the Sierra Revolver Repayment (as defined in the Amended Credit Agreement), and, subject to the satisfaction of the conditions precedent set forth in Section 4.02 of the Amended Credit Agreement, shall fund its Applicable Percentage of such Revolving Credit Borrowing on the Sierra Merger Closing Date in accordance with the terms of the Amended Credit Agreement.

4. Representations and Warranties. The Borrower hereby represents and warrants to the Administrative Agent and each Lender party hereto that, as of the Amendment No. 6 Effective Date, (a) this Amendment (i) has been duly executed and delivered by the Borrower and (ii) constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, and (b) the execution, delivery and performance by the Borrower of this Amendment (i) has been duly authorized by all corporate action required to be taken or obtained and (ii) requires no consents, waivers, filings, authorizations or approvals other than such consents, waivers, filings, authorizations and approvals that have been obtained or made as of the Amendment No. 6 Effective Date.

5. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by telecopier or other electronic transmission of an executed counterpart of a signature page to this Amendment shall be effective as delivery of an original executed counterpart of this Amendment. The Administrative Agent may also require that any such documents and signatures delivered by telecopier or other electronic transmission be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier or other electronic transmission. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

6. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

7. Effect of Amendment; Reaffirmation. Except as expressly set forth herein, (a) this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Collateral Agent, in each case under the Credit Agreement or any other Loan Document, and (b) shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document. Except as expressly set forth herein, each and every term, condition, obligation, covenant and agreement contained in the Credit Agreement or any other Loan Document is hereby ratified and re-affirmed in all respects and shall continue in full force and effect and each Loan Party party hereto reaffirms its obligations under the Loan Documents to which it is party and the grant of its Liens on the Collateral made by it pursuant to the Collateral Documents. This Amendment shall constitute a Loan Document for purposes of the Credit Agreement and the provisions of Sections 10.01, 10.13, 10.14

2

and 10.15 shall be deemed incorporated herein mutatis mutandis. From and after the Amendment No. 6 Effective Date, all references to the Credit Agreement in any Loan Document and all references in the Credit Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Credit Agreement, shall, unless expressly provided otherwise, refer to the Amended Credit Agreement. Each of the Loan Parties hereby consents to this Amendment and confirms that all obligations of such Loan Party under the Loan Documents to which such Loan Party is a party shall continue to apply to the Amended Credit Agreement.

8. No Novation. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Credit Agreement or instruments securing the same, which shall remain in full force and effect, except to any extent modified hereby or by instruments executed concurrently herewith and except to the extent repaid as provided herein. Nothing implied in this Amendment or in any other document contemplated hereby shall discharge or release the Lien or priority of any Collateral Document or any other security therefor or otherwise be construed as a release or other discharge of any of the Loan Parties under any Loan Document from any of its obligations and liabilities as a borrower, guarantor or pledgor under any of the Loan Documents, except, in each case, to any extent modified hereby and except to the extent repaid as provided herein.

9. Notices. The execution and delivery of this Amendment by the Borrower and the satisfaction of the condition precedent to effectiveness of this Amendment pursuant to Section 2 hereof shall be deemed to satisfy any requirement for and constitute any notice required to be delivered to the Administrative Agent under the Credit Agreement.

[SIGNATURE PAGES FOLLOW]

3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

ARRAY TECH, INC., as the Borrower

By:	/s/ Kevin G. Hostetler
Name: Kevin G. Hostetler
Title: Chief Executive Officer

ATI INVESTMENT SUB, INC., as Holdings

By:	/s/ H. Keith Jennings
Name: H. Keith Jennings
Title: Chief Financial Officer and Treasurer

[Signature Page to Amendment No. 6 to Credit Agreement]

GOLDMAN SACHS BANK USA, as Administrative Agent

By:	/s/ Luke Qiu
Name: Luke Qiu
Title: Authorized Signatory

[Signature Page to Amendment No. 6 to Credit Agreement]

Goldman Sachs Bank USA, as a Lender

By:	/s/ Elizabeth Tosin
Name: Elizabeth Tosin
Title: Authorized Signatory

[Signature Page to Amendment No. 6 to Credit Agreement]

JPMorgan Chase Bank, N.A., as a Lender

By:	/s/ Yangmengyan Li
Name: Yangmengyan Li
Title: Authorized Officer

[Signature Page to Amendment No. 6 to Credit Agreement]

Goldman Sachs Bank USA, as a Lender

By:	/s/ Ben Snodgrass
Name: Ben Snodgrass
Title: Senior Vice President

[Signature Page to Amendment No. 6 to Credit Agreement]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Ben Snodgrass
Name: Ben Snodgrass
Title: Senior Vice President

[Signature Page to Amendment No. 6 to Credit Agreement]

Exhibit A

Amendments to Existing Credit Agreement

[Attached]

Exhibit A

As amended by

Amendment No. 1 dated as of February 23, 2021

Amendment No. 2 dated as of February 26, 2021

Amendment No. 3 dated as of March 2, 2023

Amendment No. 4 dated as of May 1, 2025

Amendment No. 5 dated as of February 18, 2026

Amendment No. 6 dated as of November 4, 2026

CREDIT AGREEMENT

by and among

ARRAY TECH, INC. (f/k/a ARRAY TECHNOLOGIES, INC.),

as Borrower,

ATI INVESTMENT SUB, INC.,

as Holdings,

GOLDMAN SACHS BANK USA,

as Administrative Agent and Collateral Agent,

THE LENDERS PARTY HERETO FROM TIME TO TIME,

and

GOLDMAN SACHS BANK USA,

JPMORGAN CHASE BANK, N.A.,

WELLS FARGO SECURITIES, LLC,

PNC CAPITAL MARKETS LLC

and

HSBC SECURITIES (USA) INC.,

as Lead Arranger and Bookrunner

Dated as of October 14, 2020

Table of Contents

		Page

ARTICLE I

Definitions and Accounting Terms

Section 1.01	Defined Terms	1
Section 1.02	Other Interpretive Provisions	95
Section 1.03	Accounting Terms	96
Section 1.04	Rounding	96
Section 1.05	References to Agreements, Laws, Etc.	96
Section 1.06	Times of Day	96
Section 1.07	Timing of Payment or Performance	97
Section 1.08	Exchange Rates; Currency Equivalents; Additional Alternative Currencies	~~96~~97
Section 1.09	Certain Calculations and Tests	~~98~~99
Section 1.10	Interest Rates	101
Section 1.11	Divisions	101

ARTICLE II

The Commitments and Credit Extensions

Section 2.01	The Loans	~~101~~102
Section 2.02	Borrowings, Conversions and Continuations of Loans	102
Section 2.03	Letters of Credit	104
Section 2.04	[Reserved]	~~111~~112
Section 2.05	Prepayments	~~111~~112
Section 2.06	Termination or Reduction of Commitments	~~118~~119
Section 2.07	Repayment of Loans	119
Section 2.08	Interest	~~119~~120
Section 2.09	Fees	120
Section 2.10	Computation of Interest and Fees	~~120~~121
Section 2.11	Evidence of Indebtedness	121
Section 2.12	Payments Generally	~~121~~122
Section 2.13	Sharing of Payments	~~123~~124
Section 2.14	Incremental Credit Extensions	124
Section 2.15	Extensions of Term Loans and Revolving Credit Commitments	128
Section 2.16	Defaulting Lenders	130
Section 2.17	Permitted Debt Exchanges	131
Section 2.18	Refinancing Facilities	134

ARTICLE III

Taxes, Increased Costs Protection and Illegality

Section 3.01	Taxes	135
Section 3.02	Inability to Determine Rates	139
Section 3.03	Increased Cost and Reduced Return; Capital Adequacy	~~141~~142
Section 3.04	Funding Losses	142

-vi-

Section 6.12	Further Assurances and Post-Closing Covenants	~~159~~160
Section 6.13	Designation of Restricted and Unrestricted Subsidiaries	160
Section 6.14	Payment of Taxes	~~160~~161
Section 6.15	Lender Calls	~~160~~161
Section 6.16	Maintenance of Ratings	161
Section 6.17	Anti-Terrorism; Sanctions; Anti-Corruption	161

ARTICLE VII

Negative Covenants

Section 7.01	Liens	162
Section 7.02	[Reserved]	162
Section 7.03	Indebtedness	162
Section 7.04	Merger and Consolidation	170
Section 7.05	Limitation on Sales of Assets and Subsidiary Stock	172
Section 7.06	Restricted Payments & Modification of Subordinated Indebtedness Documents	173
Section 7.07	Affiliate Transactions	183
Section 7.08	Limitation on Restrictions on Distributions from Restricted Subsidiaries and Negative Pledges	187
Section 7.09	Financial Covenant	189
Section 7.10	Permitted Activities of Holdings	190
Section 7.11	Nature of Business	~~190~~191
Section 7.12	Amendments of Material Documents	~~190~~191
Section 7.13	Changes in Fiscal Year	191

ARTICLE VIII

Events of Default and Remedies

Section 8.01	Events of Default	191
Section 8.02	Remedies Upon Event of Default	195
Section 8.03	Exclusion of Immaterial Subsidiaries	195
Section 8.04	Application of Funds	195
Section 8.05	Permitted Holders’ Right to Cure	~~196~~197

ARTICLE IX

Administrative Agent and Other Agents

Section 9.01	Appointment and Authorization of Agents	198
Section 9.02	Delegation of Duties	199
Section 9.03	Liability of Agents	~~198~~199
Section 9.04	Reliance by Agents and Lead Arrangers	199
Section 9.05	Notice of Default	~~199~~200
Section 9.06	Credit Decision; Disclosure of Information by Agents	~~199~~200
Section 9.07	Indemnification of Agents	201
Section 9.08	Agents in their Individual Capacities	~~200~~201
Section 9.09	Successor Agents	201
Section 9.10	Administrative Agent May File Proofs of Claim	~~201~~202

-vii-

Section 9.11	Collateral and Guaranty Matters	203
Section 9.12	Other Agents; Arrangers and Managers	~~203~~204
Section 9.13	Appointment of Supplemental Administrative Agents	~~203~~204
Section 9.14	Withholding Tax	~~204~~205
Section 9.15	Secured Cash Management Obligations; Secured Hedge Agreements	205
Section 9.16	Certain ERISA Matters	206
	ARTICLE X

	Miscellaneous

Section 10.01	Amendments, Etc.	207
Section 10.02	Notices and Other Communications; Facsimile Copies	211
Section 10.03	No Waiver; Cumulative Remedies	213
Section 10.04	Attorney Costs and Expenses	~~212~~213
Section 10.05	Indemnification by the Borrower	213
Section 10.06	Payments Set Aside	214
Section 10.07	Successors and Assigns	~~214~~215
Section 10.08	Confidentiality	221
Section 10.09	Setoff	222
Section 10.10	Counterparts	~~222~~223
Section 10.11	Integration	~~222~~223
Section 10.12	Survival of Representations and Warranties	223
Section 10.13	Severability	223
Section 10.14	GOVERNING LAW, JURISDICTION, SERVICE OF PROCESS	224
Section 10.15	WAIVER OF RIGHT TO TRIAL BY JURY	224
Section 10.16	Binding Effect	225
Section 10.17	Judgment Currency	~~224~~225
Section 10.18	Lender Action	~~224~~225
Section 10.19	USA PATRIOT Act	225
Section 10.20	Obligations Absolute	226
Section 10.21	No Advisory or Fiduciary Responsibility	~~225~~226
Section 10.22	Acknowledgment and Consent to Bail-In of Affected Financial Institutions	227
Section 10.23	Acknowledgement Regarding Any Supported QFCs	~~226~~227
Section 10.24	Acknowledgment of Intercreditor Agreements	228

-viii-

SCHEDULES

Schedule 2.01(A) —	Initial Term Commitments
Schedule 2.01(B) —	Revolving Credit Commitments
Schedule 6.12—	Post-Closing Covenants
Schedule 10.02—	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

form of

Exhibit A	—	Committed Loan Notice
Exhibit C-1	—	Term Note
Exhibit C-2	—	Revolving Credit Note
Exhibit D-1	—	Closing Date Certificate
Exhibit D-2	—	Compliance Certificate
Exhibit E	—	Assignment and Assumption
Exhibit F	—	Guaranty
Exhibit G	—	Security Agreement
Exhibit H	—	Discounted Prepayment Option Notice
Exhibit I	—	Lender Participation Notice
Exhibit J	—	Discounted Voluntary Prepayment Notice
Exhibit K	—	Form of Pari Passu Intercreditor Agreement
Exhibit L	—	United States Tax Compliance Certificate
Exhibit M	—	Form of Junior Lien Intercreditor Agreement
Exhibit N	—	Solvency Certificate
Exhibit O	—	Form of Secured Party Joinder

-ix-

CREDIT AGREEMENT

This CREDIT AGREEMENT is entered into as of October 14, 2020 (the “Agreement”), by and among ARRAY TECH, INC. (f/k/a ARRAY TECHNOLOGIES, INC.), a New Mexico corporation (the “Borrower”), ATI INVESTMENT SUB, INC., a Delaware corporation (“Holdings”), GOLDMAN SACHS BANK USA (“Goldman Sachs”), as Administrative Agent, Collateral Agent and each L/C Issuer and each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”).

PRELIMINARY STATEMENTS

WHEREAS, the Borrower has requested that the Lenders extend credit directly to or on behalf of the Borrower in the form of (i) Initial Term Loans in an initial aggregate principal amount equal to $575.0 million and (ii) a Revolving Credit Facility in an initial aggregate principal amount of $150.0 million.

WHEREAS, the proceeds of the Initial Term Loans and the Initial Revolving Borrowing (to the extent permitted in accordance with the definition of the term “Permitted Initial Revolving Borrowing”), together with cash on hand at Holdings and its Subsidiaries, will be used by the Borrower on the Closing Date (i) to finance the Closing Distribution (as defined below), (ii) to pay any Transaction Expenses (as defined below), (iii) to pay for the Closing Date Refinancing (as defined below), and (iv) for working capital and general corporate purposes.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

Definitions and Accounting Terms

Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Discount” has the meaning specified in Section 2.05(d)(iii).

“Acceptance Date” has the meaning specified in Section 2.05(d)(ii).

“Accounting Changes” has the meaning specified in the definition of “GAAP”.

“Acquired Indebtedness” means with respect to any Person (x) Indebtedness (1) of any other Person or any of its Subsidiaries existing at the time such other Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such other Person, in each case whether or not Incurred by such other Person in connection with such other Person becoming a Restricted Subsidiary of Holdings or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Borrower or any Restricted Subsidiary and (y) Indebtedness secured by a Lien encumbering any asset acquired by such Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (x)(1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (x)(2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (x)(3) of the preceding sentence, on the date of the relevant merger, amalgamation, consolidation or other combination.

“Additional Assets” means:

(1) any property or assets (other than Capital Stock) used or to be used by the Borrower, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2) the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Borrower or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Additional Lender” has the meaning specified in Section 2.14(d).

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to Term SOFR for such Interest Period; provided that if Adjusted Term SOFR as so determined shall ever be less than 0.50%, then, with respect to Revolving Credit Loans and Initial Term Loans, Adjusted Term SOFR shall be deemed to be 0.50%.

“Administrative Agent” means, subject to Section 9.13, Goldman Sachs (and any of its Affiliates selected by Goldman Sachs to act as administrative agent for any of the facilities provided hereunder), in its capacity as administrative agent under the Loan Documents, or any successor administrative agent appointed in accordance with Section 9.09.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to any specified Person, any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this Agreement, “control” or “controls”, when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this Agreement and the other Loan Documents, Jefferies LLC and its Affiliates shall be deemed to be Affiliates of Jefferies Finance LLC and its Affiliates.

“Affiliate Transaction” has the meaning specified in Section 7.07(a).

“Affiliated Lender” means, at any time, any Lender that is an Affiliate of Holdings (other than any of its Subsidiaries).

“Agent-Related Persons” means the Agents, together with their respective Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

“Agents” means, collectively, the Administrative Agent, the Collateral Agent, and the Supplemental Administrative Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Credit Agreement.

“Agreement Currency” has the meaning specified in Section 10.16.

“Alternative Currency” means any Alternative L/C Currency or Alternative Revolver Currency, as applicable.

“Alternative L/C Currency” means each of the Euro, the Australian Dollar, the Mexican Peso, the Brazilian Real, the South African Rand, the Turkish Lira and each other currency (other than the Dollar) that is approved in accordance with Section 1.08(g); provided that for each Alternative L/C Currency, such requested currency is an Eligible Currency.

“Alternative L/C Currency Equivalent” means, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternative L/C Currency as determined by the applicable L/C Issuer at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of such Alternative L/C Currency with Dollars.

“Alternative Revolver Currency” means the Euro and each other currency (other than the Dollar) that is approved in accordance with Section 1.08(g); provided that for each Alternative Revolver Currency, such requested currency is an Eligible Currency.

“Alternative Revolver Currency Daily Rate” means, for any day, with respect to any Credit Extension under the Revolving Credit Facility denominated in any Alternative Revolver Currency (to the extent such Loans denominated in such currency will bear interest at a daily rate), the daily rate per annum as designated with respect to such Alternative Revolver Currency at the time such Alternative Revolver Currency is approved by the Administrative Agent and the relevant Lenders pursuant to Section 1.08(g) plus the adjustment (if any) determined by the Administrative Agent and the relevant Lenders pursuant to Section 1.08(g). Any change in an Alternative Revolver Currency Daily Rate shall be effective from and including the date of such change without further notice.

“Alternative Revolver Currency Daily Rate Loan” means a Revolving Credit Loan that bears interest at a rate based on the definition of “Alternative Revolver Currency Daily Rate.” All Alternative Revolver Currency Daily Rate Loans must be denominated in an Alternative Revolver Currency.

“Alternative Revolver Currency Equivalent” means, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternative Revolver Currency as determined by the Administrative Agent or the applicable L/C Issuer, as the case may be, by reference to Bloomberg (or such other publicly available service for displaying exchange rates), to be the exchange rate for the purchase of such Alternative Revolver Currency with Dollars at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided, however, that if no such rate is available, the “Alternative Revolver Currency Equivalent” shall be determined by the Administrative Agent or the applicable L/C Issuer, as the case may be, using any reasonable method of determination it deems appropriate in its sole discretion (and such determination shall be conclusive absent manifest error).

“Alternative Revolver Currency Loan” means an Alternative Revolver Currency Daily Rate Loan or an Alternative Revolver Currency Term Rate Loan, as applicable.

“Alternative Revolver Currency Term Rate” means, for any Interest Period, with respect to any Credit Extension under the Revolving Credit Facility:

denominated in Euros, the rate per annum equal to the Euro Interbank Offered Rate (“EURIBOR”), as published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) on the day that is two TARGET Days preceding the first day of such Interest Period with a term equivalent to such Interest Period; and

denominated in any other Alternative Revolver Currency (to the extent such Loans denominated in such currency will bear interest at a term rate), the term rate per annum as designated with respect to such Alternative Revolver Currency at the time such Alternative Revolver Currency is approved by the Administrative Agent and the relevant Lenders pursuant to Section 1.08(g) plus the adjustment (if any) determined by the Administrative Agent and the relevant Lenders pursuant to Section 1.08(g);

provided that, if any Alternative Revolver Currency Term Rate shall be less than 0.50%, such rate shall be deemed 0.50% for purposes of this Agreement.

“Alternative Revolver Currency Term Rate Loan” means a Revolving Credit Loan that bears interest at a rate based on the definition of “Alternative Revolver Currency Term Rate.” All Alternative Revolver Currency Term Rate Loans must be denominated in an Alternative Revolver Currency.

“Amendment No. 1” means Amendment No. 1 to this Agreement dated as of the Amendment No. 1 Effective Date.

“Amendment No. 1 Effective Date” means February 23, 2021, the date of effectiveness of Amendment No. 1.

“Amendment No. 4” means Amendment No. 4 to this Agreement dated as of the Amendment No. 4 Effective Date.

“Amendment No. 4 Effective Date” means May 1, 2025, the date of effectiveness of Amendment No. 4.

“Amendment No. 5” means Amendment No. 5 to this Agreement dated as of the Amendment No. 5 Effective Date.

“Amendment No. 5 Effective Date” means February 18, 2026, the date of effectiveness of Amendment No. 5.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the UK Bribery Act of 2010 and any similar laws, rules or regulations issued, administered or enforced by any Governmental Authority having jurisdiction over the Borrower.

“Anti-Terrorism Laws” means all applicable laws and regulations or ordinances relating to terrorism or money laundering in any jurisdiction in which Holdings, the Borrower, or any of the Restricted Subsidiaries is located or is doing business, including Executive Order No. 13224, the USA Patriot Act, the Bank Secrecy Act, and the Money Laundering Control Act of 1986 (i.e., 18 USC. §§ 1956 and 1957).

“AHYDO Catch-Up Payment” means any payment required to be made under the terms of Indebtedness in order to avoid the application of Section 163(e)(5) of the Internal Revenue Code to such Indebtedness.

“APA Lease” means any lease agreement entered into in connection with the Borrower’s acquisition of APA Solar, LLC, in each case, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time.

“Applicable Authority” means (a) with respect to SOFR, the SOFR Administrator or any Governmental Authority having jurisdiction over the Administrative Agent or the SOFR Administrator with respect to its publication of SOFR, in each case acting in such capacity and (b) with respect to any Alternative Currency, the applicable administrator for the Relevant Rate for such Alternative Currency or any Governmental Authority having jurisdiction over the Administrative Agent or such administrator with respect to its publication of the applicable Relevant Rate, in each case acting in such capacity.

“Applicable Discount” has the meaning specified in Section 2.05(d)(iii).

“Applicable Lending Office” means for any Lender, such Lender’s office, branch or affiliate designated for SOFR Loans, Base Rate Loans, Alternative Revolver Currency Loans, L/C Advances or Letters of Credit, as applicable, as notified to the Administrative Agent, any of which offices may be changed by such Lender.

“Applicable Percentage” means, at any time (a) with respect to any Lender with a Commitment of any Class, the percentage equal to a fraction the numerator of which is the amount of such Lender’s Commitment of such Class at such time and the denominator of which is the aggregate amount of all Commitments of such Class of all Lenders (provided that (i) in the case of Section 2.16 when a Defaulting Lender shall exist, “Applicable Percentage” with respect to the Revolving Credit Facility shall be determined by disregarding any Defaulting Lender’s Revolving Credit Commitment and (ii) if the Revolving Credit Commitments have terminated or expired, the Applicable Percentages of the Lenders shall be determined based upon the Revolving Credit Commitments most recently in effect) and (b) with respect to the Loans of any Class, a percentage equal to a fraction the numerator of which is such Lender’s Outstanding Amount of the Loans of such Class and the denominator of which is the aggregate Outstanding Amount of all Loans of such Class.

“Applicable Proceeds” has the meaning specified in Section 2.05(b)(ii)(A).

“Applicable Rate” means a percentage per annum equal to:

(a) (i) prior to the Amendment No. 1 Effective Date, for Eurocurrency Rate Loans that are Initial Term Loans, 4.00%, and for Base Rate Loans that are Initial Term Loans, 3.00%, and (ii) on and after the Amendment No. 1 Effective Date, for SOFR Loans that are Initial Term Loans, 3.25%, and for Base Rate Loans that are Initial Term Loans, 2.25%,

(b) (i) prior to the Amendment No. 5 Effective Date, for SOFR Loans that are Revolving Credit Loans, 3.25%, and for Base Rate Loans that are Revolving Credit Loans, 2.25%, and (ii) on and after the Amendment No. 5 Effective Date, for SOFR Loans or Alternative Revolver Currency Term Rate Loans that are Revolving Credit Loans, 3.25%, and for Base Rate Loans that are Revolving Credit Loans, 2.25%,

(c) (i) prior to the Amendment No. 5 Effective Date, for letter of credit fees, 3.25%, and (ii) on and after the Amendment No. 5 Effective Date, for letter of credit fees, 3.25%, and

(d) (i) until delivery of financial statements and a related Compliance Certificate for the first full fiscal quarter commencing after the Closing Date pursuant to Section 6.01, for Commitment Fees, 0.50% and (ii) thereafter, the percentages per annum set forth in the table below, based upon the Consolidated First Lien Secured Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(a):

Pricing Level	Consolidated First Lien Secured Leverage Ratio	Commitment Fees
I	> 2.30:1.00	0.50%
II	< 2.30:1.00 and > 1.80:1.00	0.375%
III	< 1.80:1.00	0.25%

provided that (x) the Applicable Rate for SOFR Loans shall apply to Daily SOFR Loans and (y) the Applicable Rate for Alternative Revolver Currency Term Rate Loans shall apply to Alternative Revolver Currency Daily Rate Loans, in each case, if applicable.

Any increase or decrease in the Applicable Rate pursuant to clause (d) above resulting from a change in the Consolidated First Lien Secured Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(a).

Notwithstanding anything to the contrary contained above in this definition or elsewhere in this Agreement, if it is subsequently determined that the Consolidated First Lien Secured Leverage Ratio set forth in any Compliance Certificate delivered to the Administrative Agent is inaccurate for any reason and the result thereof is that the Lenders received interest or fees for any period based on an Applicable Rate that is less than that which would have been applicable had the Consolidated First Lien Secured Leverage Ratio been accurately determined, then, for all purposes of this Agreement, the “Applicable Rate” for any day occurring within the period covered by such Compliance Certificate shall retroactively be deemed to be the relevant percentage as based upon the accurately determined Consolidated First Lien Secured Leverage Ratio for such period, and any shortfall in the interest or fees theretofore paid by the Borrower for the relevant period pursuant to Section 2.09 as a result of the miscalculation of the Consolidated First Lien Secured Leverage Ratio shall be deemed to be (and shall be) due and payable under the relevant provisions of Section 2.09, as applicable, at the time the interest or fees for such period were required to be paid pursuant to such Section, in accordance with the terms of this Agreement); provided, that, notwithstanding the foregoing, unless an Event of Default described in Section 8.01(f) has occurred and is continuing with respect to the Borrower, such shortfall shall be due and payable five (5) Business Days following the determination described above.

Notwithstanding the foregoing, the Applicable Rate in respect of any Class of Extended Revolving Credit Commitments and any Incremental Term Loans, Extended Term Loans or Revolving Credit Loans made pursuant to any Extended Revolving Credit Commitments shall be the applicable percentages per annum set forth in the relevant Incremental Facility Amendment or Extension Offer.

“Applicable Time” means, with respect to any Borrowings and payments in any Alternative Currency, the local time in the place of settlement for such Alternative Currency as may be determined by the Administrative Agent or the applicable L/C Issuer, as the case may be, to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment.

“Appropriate Lender” means, at any time, (a) with respect to Loans of any Class, the Lenders of such Class and (b) with respect to any Letters of Credit, (i) the relevant L/C Issuer and (ii) the Revolving Credit Lenders.

“Approved Commercial Bank” means a commercial bank with a consolidated combined capital and surplus of at least $5.0 billion.

“Approved Foreign Bank” has the meaning specified in the definition of “Cash Equivalents.”

“Approved Fund” means, with respect to any Lender, any Fund that is administered, advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages such Lender.

“Asset Disposition” means:

(a) the voluntary sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Borrower or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(b) the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with Section 7.03 hereof or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1) a disposition by the Borrower or a Restricted Subsidiary to the Borrower or a Restricted Subsidiary, including pursuant to any Intercompany License Agreement;

(2) a disposition of cash, Cash Equivalents or Investment Grade Securities, including any marketable securities portfolio owned by the Borrower and its Subsidiaries on the Closing Date;

(3) a disposition of inventory, goods or other assets (including Settlement Assets) in the ordinary course of business or consistent with past practice or held for sale or no longer used in the ordinary course of business, including any disposition of disposed, abandoned or discontinued operations;

(4) a disposition of obsolete, worn-out, uneconomical, negligible, immaterial, damaged, non-core or surplus property, equipment or other assets or property, equipment or other assets that are no longer economically practical or commercially desirable to maintain or used or useful in the business of the Borrower and the Restricted Subsidiaries whether now or hereafter owned or leased or acquired in connection with an acquisition or used or useful in the conduct of the business of the Borrower and the Restricted Subsidiaries (including by conveying, selling, assigning, transferring, licensing or sublicensing, ceasing to enforce, allowing the lapse, abandonment or invalidation of or discontinuing the use, prosecution or maintenance of, putting into the public domain or other disposition of any IP Rights that are, in the reasonable judgment of the Borrower or the Restricted Subsidiaries, no longer used or useful, or economically practicable to maintain, or in respect of which the Borrower or any Restricted Subsidiary determines in its reasonable judgment that such action or inaction is desirable);

(5) transactions permitted under Section 7.04(a) hereof or a transaction that constitutes a Change of Control;

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(7) any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Borrower) of less than the greater of $53.0 million and 25.0% of LTM EBITDA;

(8) any Restricted Payment that is permitted to be made, and is made, under Section 7.06 and the making of any Permitted Payment or Permitted Investment;

(9) dispositions in connection with Permitted Liens, Permitted Intercompany Activities, Permitted IPO Reorganization and Permitted Tax Restructuring;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) conveyances, sales, assignments, transfers, licenses, sublicenses, cross-licenses or other dispositions of any IP Rights or other general intangibles and licenses, sublicenses, cross-licenses, leases or subleases of other property, in each case, in the ordinary course of business or consistent with past practice or pursuant to a services, research or development agreement in which the counterparty to such agreement receives a license in any IP Rights that result from such agreement;

(12) the lease, assignment, license, sublease or sublicense of any real or personal property in the ordinary course of business or consistent with industry practice;

(13) foreclosure, condemnation, expropriation, forced disposition or any similar action with respect to any property or other assets or the granting of Liens not prohibited by this Agreement;

(14) the sale, discount or other disposition (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of inventory, accounts receivable or notes receivable arising in the ordinary course of business or consistent with past practice, or the conversion or exchange of accounts receivable for notes receivable;

(15) any issuance or sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary or any other disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary or an Immaterial Subsidiary (other than, in each case, any Unrestricted Subsidiary the primary assets of which are cash or Cash Equivalents);

(16) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Borrower or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(17) (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the Code or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(18) (i) any disposition of Securitization Assets or Receivables Assets, or participations therein, in connection with any Qualified Securitization Financing or Receivables Facility permitted hereunder or (ii) the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business or consistent with past practice;

(19) any financing transaction with respect to property constructed, acquired, leased, renewed, relocated, expanded, replaced, repaired, maintained, upgraded or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Borrower or any Restricted Subsidiary after the Closing Date, including Sale and Leaseback Transactions and asset securitizations, permitted by this Agreement;

(20) sales, transfers or other dispositions of Investments in joint ventures or similar entities, to the extent required by, or made pursuant to customary buy/sell arrangements between the parties set forth in the joint venture arrangements or other similar binding arrangements;

(21) any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation or other claims of any kind;

(22) the unwinding of any Cash Management Obligations or Hedging Obligations;

(23) transfers of property or assets subject to Casualty Events upon receipt of the net proceeds of such Casualty Event; provided that any Cash Equivalents received by Holdings, the Borrower or any of the Restricted Subsidiaries in respect of such Casualty Event shall be deemed to be Net Available Cash of an Asset Disposition and such Net Available Cash shall be applied in accordance with Section 2.05(b)(ii);

(24) any sale of property or assets, if the acquisition of such property or assets was financed with Excluded Contributions and the proceeds of such sale are used to make a Restricted Payment pursuant to Section 7.06(b)(xii)(b) hereof;

(25) dispositions of (i) assets (including Capital Stock) acquired in a transaction after the Closing Date, which assets are not useful in the core or principal business of the Borrower and the Restricted Subsidiaries or (ii) assets (including Capital Stock) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the reasonable determination of the Borrower to consummate any acquisition, provided that, in each case, such disposition shall have been consummated within 365 days of such acquisition;

(26) any disposition in connection with the Transactions;

(27) any disposition of non-revenue producing assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Borrower or any Restricted Subsidiary to such Person;

(28) any Sale and Leaseback Transactions not prohibited under Section 7.03 hereof;

(29) dispositions of noncore assets acquired in connection with a Permitted Acquisition or other permitted investment or made to obtain the approval of an anti-trust authority, and any other disposition to comply with any order of an agency, authority or other regulatory body or any applicable law or regulation;

(29) any disposition of assets not constituting Collateral of less than the greater of $50.0 million and 20% of LTM EBITDA.

“Assignees” has the meaning specified in Section 10.07(b).

“Assignment and Assumption” means (a) an Assignment and Assumption substantially in the form of Exhibit E and (b) in the case of any assignment of Term Loans in connection with a Permitted Debt Exchange conducted in accordance with Section 2.17, such form of assignment (if any) as may have been requested by the Administrative Agent in accordance with Section 2.17(a)(viii) or, in each case, any other form (including electronic documentation generated by MarkitClear or other electronic platform) approved by the Administrative Agent.

“Attorney Costs” means and includes all reasonable fees, expenses and disbursements of any law firm or other external legal counsel.

“Audited Financial Statements” means the audited consolidated balance sheets of the Borrower (or a passive holding company of the Borrower) and related statements of income, changes in equity and cash flows of the Borrower (or a passive holding company of the Borrower) for the fiscal years ended December 31, 2019 and December 31, 2018.

“Australian Dollar” and “AUD” mean lawful money of Australia.

“Auto-Extension Letter of Credit” has the meaning specified in Section 2.03(b)(iii).

“Availability Period” means, with respect to the Revolving Credit Facility, the period from and after the Closing Date to but excluding the earlier of the Maturity Date for the Revolving Credit Facility and the date of termination of the Revolving Credit Commitments in accordance with the provisions of this Agreement.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.02(f).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means Title 11 of the United State Code, as amended, or any similar federal or state law for the relief of debtors.

“Bankruptcy Event” means, with respect to any Person, such Person or its parent entity becomes (other than via an Undisclosed Administration) the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person or its parent entity.

“Base Rate” means: a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the highest of: (a) the Prime Rate in effect on such day; (b) 1⁄2 of 1.00% per annum above the Federal Funds Rate in effect on such day; and (c)Adjusted Term SOFR for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day), after giving effect to any applicable “floor” plus 1.00%. Any change in the Base Rate for U.S. Dollar-denominated Loans due to a change in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR shall be effective from and including the Closing Date of such change in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR, respectively. If the Base Rate is being used as an alternate rate of interest pursuant to Section 3.02 (for the avoidance of doubt, only until an amendment to the applicable rate of interest has become effective in accordance with the terms of this Agreement), then the Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Base Rate as determined pursuant to the foregoing would be less than 1.50%, such rate shall be deemed to be 1.50% for purposes of this Agreement.

“Base Rate Loan” means a Loan that bears interest at a rate based on the Base Rate.

“Base Rate Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Benchmark” means, initially, with respect to any (a) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, the Term SOFR Reference Rate; provided that, if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c), (b) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Euros, EURIBOR; provided that, if a Benchmark Transition Event has occurred with respect to EURIBOR or the then-current Benchmark, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c); (c) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Australian Dollars, BBSY; provided that, if a Benchmark Transition Event has occurred with respect to BBSY or the then-current Benchmark, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c), (d) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Mexican Pesos, Term TIIE; provided that, if a Benchmark Transition Event has occurred with respect to Term TIIE or the then-current Benchmark, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c), (e) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Brazilian Reals, the Selic Rate; provided that, if a Benchmark Transition Event has occurred with respect to the Selic Rate or the then-current Benchmark, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c), (f) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, South African Rand, JIBAR; provided that, if a Benchmark Transition Event has occurred with respect to JIBAR or the then-current Benchmark, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c) and (g) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Turkish Lira, TLREF; provided that, if a Benchmark Transition Event has occurred with respect to TLREF or the then-current Benchmark, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than 0.50%, with respect to Revolving Credit Loans and Initial Term Loans, the Benchmark Replacement will be deemed to be 0.50% for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero), if any, that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.02 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.02.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Board of Directors” means (1) with respect to the Borrower or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner, as applicable, of the partnership or any duly authorized committee thereof; (3) with respect to a limited liability company, the managing member or members or any duly authorized controlling committee thereof; and (4) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval). Unless the context requires otherwise, Board of Directors means the Board of Directors of the Borrower.

“Borrower” has the meaning specified in the introductory paragraph to this Agreement.

“Borrower Materials” has the meaning specified in Section 6.02.

“Borrowing” means Loans of the same Class, Type and currency, made, converted or continued on the same date and, in the case of SOFR Loans or Alternative Revolver Currency Term Rate Loans, as to which a single Interest Period is in effect.

“Borrowing Minimum” means in the case of a Borrowing denominated in Dollars, $1.0 million.

“Borrowing Multiple” means in the case of a Borrowing denominated in Dollars, $100,000.

“Brazilian Real” and “BRL” mean lawful money of Brazil.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided, that:

(a) when used in connection with a SOFR Loan, the term “Business Day” shall mean a U.S. Government Securities Business Day;

(b) if such day relates to any interest rate settings as to an Alternative Revolver Currency Loan denominated in Euros, any fundings, disbursements, settlements and payments in Euro in respect of any such Alternative Revolver Currency Loan, or any other dealings in Euros to be carried out pursuant to this Agreement in respect of any such Alternative Revolver Currency Loan, means a Business Day that is also a TARGET Day;

(c) if such day relates to any interest rate settings as to an Alternative Revolver Currency Loan denominated in a currency other than Euros, means a Business Day on which dealings in deposits in the relevant currency are conducted by and between banks in the applicable offshore interbank market for such currency; and

(d) if such day relates to any fundings, disbursements, settlements and payments in a currency other than Euros in respect of an Alternative Revolver Currency Loan denominated in a currency other than Euros, or any other dealings in any currency other than Euros to be carried out pursuant to this Agreement in respect of any such Alternative Revolver Currency Loan (other than any interest rate settings), means a Business Day on which banks are open for foreign exchange business in the principal financial center of the country of such currency.

“Business Successor” means (i) any former Subsidiary of Holdings and (ii) any Person that, after the Closing Date, has acquired, merged or consolidated with a Subsidiary of Holdings (that results in such Subsidiary ceasing to be a Subsidiary of Holdings), or acquired (in one transaction or a series of transactions) all or substantially all of the property and assets or business of a Subsidiary or assets constituting a business unit, line of business or division of a Subsidiary of Holdings.

“Capital Stock” of any Person means any and all shares of, rights to purchase or acquire, warrants, options or depositary receipts for, or other equivalents of, or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into, or exchangeable for, such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease (and, for the avoidance of doubt, not a straight-line or operating lease) for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty; provided, that notwithstanding any other provision contained herein, for all purposes under this Agreement and the other Loan Documents, all obligations of the Borrower and the Restricted Subsidiaries that are or would be characterized as an operating lease prior to the issuance by the Financial Accounting Standards Board on February 25, 2016 of an Accounting Standards Update shall continue to be accounted for as an operating lease (and not as a Capitalized Lease Obligation) for purposes of this Agreement regardless of any change in GAAP following January 1, 2015 (that would otherwise require such obligation to be recharacterized as a Capitalized Lease Obligation)).

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Captive Insurance Subsidiary” means any Subsidiary of the Borrower that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Collateral” has the meaning specified in Section 2.03(f).

“Cash Collateralize” has the meaning specified in Section 2.03(f).

“Cash Equivalents” means any of the following types of Investments, to the extent owned by Holdings or any Restricted Subsidiary:

(1) U.S. Dollars or any other foreign currency held by Holdings and its Restricted Subsidiaries from time to time in the ordinary course of business or consistent with past practice;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit obligation of the United States is pledged in support thereof), with maturities of 36 months or less from the date of acquisition;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits, demand deposits or bankers’ acceptances having maturities of not more than two years from the date of acquisition thereof issued by any lender or by any bank, trust company or any other financial institution (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) or (b) having combined capital and surplus in excess of $100.0 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2), (3), (7) and (8) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) securities with maturities of two years or less from the date of acquisition backed by standby letters of credit issued by any Person meeting the qualifications in clause (3) above;

(6) commercial paper and variable or fixed rate notes issued by any Person meeting the qualifications specified in clause (3) above (or by the parent company thereof) maturing within two years after the date of creation thereof, or if no rating is available in respect of the commercial paper or variable or fixed rate notes, the issuer of which has an equivalent rating in respect of its long-term debt;

(7) marketable short-term money market and similar securities, having a rating of at least “P-2” or “A-2” from either S&P or Moody’s, respectively, (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower);

(8) readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States of America or any political subdivision, taxing authority or any agency or instrumentality thereof, rated BBB- (or the equivalent) or better by S&P or Baa3 (or the equivalent) or better by Moody’s(or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(9) readily marketable direct obligations issued by any foreign government or any political subdivision, taxing authority or agency or instrumentality thereof, with a rating of “BBB-” or higher from S&P or “Baa3” or higher by Moody’s or the equivalent of such rating by such rating organization (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(10) Investments with average maturities of 24 months or less from the date of acquisition in money market funds with a rating of “A” or higher from S&P or “A-2” or higher by Moody’s or the equivalent of such rating by such rating organization (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower);

(11) with respect to any Foreign Subsidiary: (i) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (ii) certificates of deposit of, bankers’ acceptance of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least “A-2” or the equivalent thereof or from Moody’s is at least “P-2” or the equivalent thereof (any such bank being an “Approved Foreign Bank”), and in each case with maturities of not more than 270 days from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank;

(12) Indebtedness or Preferred Stock issued by Persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither S&P nor Moody’s is rating such obligations, then a comparable rating from another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of 24 months or less from the date of acquisition;

(13) bills of exchange issued in the United States of America, Canada, the United Kingdom, Japan or a member state of the European Union eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(14) investments in industrial development revenue bonds that (i) “re-set” interest rates not less frequently than quarterly, (ii) are entitled to the benefit of a remarketing arrangement with an established broker dealer and (iii) are supported by a direct pay letter of credit covering principal and accrued interest that is issued by any bank meeting the qualifications specified in clause (3) above;

(15) Cash Equivalents or instruments similar to those referred to in the clauses above denominated in U.S. Dollars;

(16) any investment company, money market, enhanced high yield, pooled or other investment fund investing 90.0% or more of its assets in instruments of the types specified in the clauses above;

(17) for purposes of clause (2) of the definition of “Asset Disposition,” any marketable securities portfolio owned by Holdings and its Subsidiaries on the Closing Date; and

(18) credit card receivables and debit card receivables in the ordinary course of business or consistent with past practice, so long as such are considered cash equivalents under GAAP and are so reflected on Holdings’ balance sheet.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (a) investments of the type and maturity described in the clauses above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in the clauses above and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above, provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts. For the avoidance of doubt, any items identified as Cash Equivalents under this definition (other than clause (17) above) will be deemed to be Cash Equivalents for all purposes under this Agreement regardless of the treatment of such items under GAAP.

“Cash Management Bank” means (x) any Lender, any Agent or any Affiliate of the foregoing on the Closing Date or at the time it provides any treasury, depository, credit or debit card, purchasing card, and/or cash management services or automated clearing house transfers of funds to Holdings or any Restricted Subsidiary or conducting any automated clearing house transfers of funds and (y) any other Person designated by the Borrower by written notice to the Administrative Agent that enters into any treasury, depository, credit or debit card, purchasing card, and/or cash management services or automated clearing house transfers of funds to Holdings or any Restricted Subsidiary or conducting any automated clearing house transfers of funds; provided that, in the case of this clause (y), such Person shall have appointed the Administrative Agent and the Collateral Agent as its agents under the applicable Loan Documents and agreed to be bound by the provisions of Article IX in favor of the Agent as if it were a Lender and shall have been deemed to have made the representations and warranties set forth in Section 9.06 in favor of the Agents, in each case, pursuant to a writing substantially in the form of Exhibit O or otherwise reasonably satisfactory to the Borrower and the Administrative Agent.

“Cash Management Obligations” means obligations in respect of any overdraft and related liabilities arising from treasury, depository, cash pooling arrangements, electronic fund transfer, treasury services and cash management services, including controlled disbursement services, working capital lines, lines of credit, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services, or other cash management arrangements or any automated clearing house arrangements, (2) other obligations in respect of netting or setting off arrangements, credit, debit or purchase card programs, stored value card and similar arrangements and (3) obligations in respect of any other services related, ancillary or complementary to the foregoing (including any overdraft and related liabilities arising from treasury, depository, cash pooling arrangements and cash management services, corporate credit and purchasing cards and related programs or any automated clearing house transfers of funds).

“Casualty Event” means any event that gives rise to the receipt by Holdings or any Restricted Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, assets or real property (including any improvements thereon) to replace or repair such equipment, assets or real property.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means:

(1) at any time prior to the consummation of an IPO, the Permitted Holders shall cease to control and own, directly or indirectly, of record and beneficially (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act or any successor provisions) more than 50% of the voting interests (for the election of directors) in the outstanding voting securities having ordinary voting power for the election of directors of Holdings; or

(2) at any time following the consummation of an IPO, Holdings becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Closing Date), other than one or more Permitted Holders or a Parent Entity, that is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Closing Date) of more than 50.0% of the total voting power of the Voting Stock of Holdings; provided that (x) so long as Holdings is a Subsidiary of any Parent Entity (and such Parent Entity shall have provided “know your customer” information reasonably requested by the Administrative Agent and the Lenders and such Parent Entity is not a Sanctioned Person), no Person shall be deemed to be or become a beneficial owner of more than 50.0% of the total voting power of the Voting Stock of Holdings unless such Person shall be or become a beneficial owner of more than 50.0% of the total voting power of the Voting Stock of such Parent Entity (other than a Parent Entity that is a Subsidiary of another Parent Entity) and (y) any Voting Stock of which any Permitted Holder is the beneficial owner shall not in any case be included in any Voting Stock of which any such Person is the beneficial owner; or

(3) Holdings shall fail to beneficially own, directly (or indirectly through one or more Intermediate Holding Companies), 100% of the issued and outstanding Capital Stock of the Borrower.

Notwithstanding the foregoing, a Change in Control shall be deemed not to have occurred pursuant to clauses (1) or (2) above at any time if the Permitted Holders have, at such time, directly or indirectly, the right or the ability, by voting power, contract or otherwise, to elect or designate for election at least a majority of the board of directors of Holdings.

Notwithstanding the preceding or any provision of Section 13d-3 of the Exchange Act, (i) a Person or group shall not be deemed to beneficially own Voting Stock subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Voting Stock in connection with the transactions contemplated by such agreement, (ii) if any group includes one or more Permitted Holders, the issued and outstanding Voting Stock of Holdings owned, directly or indirectly, by any Permitted Holders that are part of such group shall not be treated as being beneficially owned by such group or any other member of such group for purposes of determining whether a Change of Control has occurred, (iii) a Person or group will not be deemed to beneficially own the Voting Stock of another Person as a result of its ownership of Voting Stock or other securities of such other Person’s parent entity (or related contractual rights) unless it owns 50.0% or more of the total voting power of the Voting Stock entitled to vote for the election of directors of such parent entity having a majority of the aggregate votes on the board of directors (or similar body) of such parent entity and (iv) the right to acquire Voting Stock (so long as such Person does not have the right to direct the voting of the Voting Stock subject to such right) or any veto power in connection with the acquisition or disposition of Voting Stock will not cause a party to be a beneficial owner.

“Charges” has the meaning provided in the definition of “Consolidated EBITDA”.

“Class” (a) when used with respect to Lenders, refers to whether such Lenders hold a particular Class of Commitments or Loans, (b) when used with respect to Commitments, refers to whether such Commitments are Revolving Credit Commitments, Initial Term Commitments, Extended Revolving Credit Commitments that are designated as an additional Class of Commitments, or commitments in respect of any Incremental Term Loans that are designated as an additional Class of Term Loans and (c) when used with respect to Loans or a Borrowing, refers to whether such Loans, or the Loans comprising such Borrowing, are Revolving Credit Loans, Initial Term Loans, Extended Term Loans that are designated as an additional Class of Term Loans, Incremental Term Loans that are designated as an additional Class of Term Loans and any Loans made pursuant to any other Class of Commitments.

“Closing Date” means the date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01.

“Closing Date Certificate” means a certificate of a Responsible Officer of the Borrower substantially in the form attached as Exhibit D-1 hereto.

“Closing Date Refinancing” has the meaning specified in Section 4.01(k).

“Closing Distribution” means those certain distributions on or shortly after the Closing Date from the Borrower to Holdings and from there to direct or indirect equity holders of Holdings in an aggregate amount not to exceed $575.0 million plus amounts funded from cash on hand at Holdings and its Subsidiaries.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means all the “Collateral” as defined in the Collateral Documents and all other property of whatever kind and nature pledged or charged as collateral under any Collateral Document, and shall include the Mortgaged Properties.

“Collateral Agent” means Goldman Sachs, in its capacity as collateral agent under any of the Loan Documents, or any successor collateral agent appointed in accordance with Section 9.09.

“Collateral and Guarantee Requirement” means, at any time, the requirement that:

(a) the Collateral Agent shall have received each Collateral Document required to be delivered (i) on the Closing Date pursuant to Section 4.01(a)(iii) or (ii) thereafter pursuant to Section 6.10, Section 6.12 or the Collateral Documents, in each case, duly executed by each Loan Party that is a party thereto;

(b) all Secured Obligations shall have been unconditionally guaranteed (the “Guarantees”), jointly and severally, by Holdings, any Intermediate Holding Company and each Restricted Subsidiary (other than Borrower) that is a Material Subsidiary (other than any Excluded Subsidiary) including as of the Closing Date those that are listed on Schedule 1.01D to the Closing Date Certificate (each, a “Guarantor”);

(c) the Secured Obligations and the Guarantees shall have been secured pursuant to, the Security Agreement or other applicable Collateral Document by a valid and perfected security interest subject to no other Liens (other than Permitted Liens) in (i) all the Capital Stock of the Borrower and each Intermediate Holding Company, if any, and (ii) all Capital Stock (other than Excluded Equity) held directly by Holdings, the Borrower or any Guarantor in any Wholly Owned Subsidiary, in each case, subject to no Liens other than Permitted Liens.

(d) except to the extent otherwise provided hereunder or under any Collateral Document, the Secured Obligations and the Guarantees shall have been secured by a perfected security interest (other than in the case of mortgages, to the extent such security interest may be perfected by delivering certificated securities and instruments, filing personal property financing statements or other similar documentation, or in the case of IP Rights, to the extent such security interest may be perfected by making any necessary filings with the United States Patent and Trademark Office or United States Copyright Office, as applicable) in, and mortgages on, substantially all tangible and intangible assets of Holdings, the Borrower, any Intermediate Holding Company and each other Guarantor (including, without limitation, accounts receivable, inventory, equipment, investment property, intellectual property, intercompany receivables, other general intangibles and proceeds of the foregoing but excluding real property (other than with respect to Material Real Property), Excluded Property and IP Rights subsisting outside the United States), in each case, with the priority required by the Collateral Documents; provided that security interests in real property shall be limited to the Mortgaged Properties;

(e) in the event any Guarantor is added that is organized in a Covered Jurisdiction other than the United States, such Loan Party shall grant a perfected lien on substantially all of its assets (other than (i) Excluded Property and (ii) IP Rights subsisting outside of the United States) pursuant to arrangements reasonably agreed between the Administrative Agent and the Borrower subject to customary limitations in such Covered Jurisdiction to be reasonably agreed to between the Administrative Agent and the Borrower; and

(f) the Collateral Agent shall have received (i) counterparts of a Mortgage with respect to each Material Real Property required to be delivered pursuant to Section 4.03(b) (if applicable), Section 6.10, and/or Section 6.12, as applicable, duly executed and delivered by the record owner of such property, (ii) a title insurance policy for such Mortgaged Property (or marked-up title insurance commitment having the effect of a title insurance policy) (the “Mortgage Policies”), in an amount reasonably acceptable to the Collateral Agent, insuring the Lien of each such Mortgage as a valid first priority Lien on the property described therein, free of any other Liens except Permitted Liens, together with such endorsements, coinsurance and reinsurance as the Collateral Agent may reasonably request and to the extent available in each applicable jurisdiction, (iii) a Survey with respect to each Mortgaged Property, provided, however, that a Survey shall not be required to the extent that (A) an existing survey together with an “affidavit of no change” satisfactory to the Title Company is delivered to the Collateral Agent and the Title Company and (B) the Title Company removes the standard survey exception and provides reasonable and customary survey-related endorsements and other coverages in the applicable Mortgage Policy, (iv) a completed “Life-of-Loan” Federal Emergency Management Agency standard flood hazard determination with respect to each Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Loan Party relating thereto), (v) a copy of, or a certificate as to coverage under, and a declaration page relating to, any flood insurance policies required by Section 6.06 hereof, each of which (A) shall be endorsed or otherwise amended to name the Collateral Agent as mortgagee and loss payee, (B) shall (1) identify the addresses of each property located in a special flood hazard area, (2) indicate the applicable flood zone designation, the flood insurance coverage and the deductible relating thereto and (3) provide that the insurer will give the Collateral Agent thirty (30) days written notice of cancellation, non-renewal or change in coverage and (4) shall be otherwise in form and substance reasonably satisfactory to the Collateral Agent, (vi) if reasonably requested by the Collateral Agent, a legal opinion regarding due authorization, execution and enforceability of such Mortgage from counsel to the Borrower in form and substance reasonably acceptable to the Collateral Agent, and (vii) such existing abstracts, existing appraisals, and other documents as the Collateral Agent may reasonably request with respect to any such Mortgaged Property;

The foregoing definition shall not require the creation or perfection of pledges of or security interests in particular assets if and for so long as the Administrative Agent and the Borrower agree in writing that the cost of creating or perfecting such pledges or security interests in such assets or obtaining title insurance or surveys in respect of such assets (including adverse tax consequences) outweighs the benefits to be obtained by the Lenders therefrom.

The Administrative Agent may grant extensions of time for the perfection of security interests in or the obtaining of title insurance and surveys with respect to particular assets (including extensions beyond the Closing Date for the perfection of security interests in the assets of the Loan Parties on such date) where it reasonably determines, in consultation with the Borrower, that perfection cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Collateral Documents.

Notwithstanding the foregoing provisions of this definition or anything in this Agreement or any other Loan Document to the contrary:

(A) Liens required to be granted from time to time pursuant to the Collateral and Guarantee Requirement shall be subject to exceptions and limitations set forth in the Collateral Documents and, to the extent appropriate in the applicable jurisdiction, as agreed between the Administrative Agent and the Borrower;

(B) the Collateral and Guarantee Requirement shall not apply to any Excluded Property;

(C) no deposit account control agreement, securities account control agreement or other control agreements or control arrangements shall be required with respect to any deposit account, securities account or other asset specifically requiring perfection through control agreements;

(D) no actions in any jurisdiction other than the Covered Jurisdictions or that are necessary to comply with the Laws of any jurisdiction other than the Covered Jurisdictions shall be required in order to create any security interests in assets located, titled, registered or filed outside of the Covered Jurisdictions and no actions in any jurisdiction shall be required in order to create any security interests in IP Rights, subsisting outside the United States (it being understood that there shall be no security agreements, pledge agreements, or share charge (or mortgage) agreements governed under the Laws of any jurisdiction other than the Covered Jurisdictions);

(E) general statutory limitations, financial assistance, corporate benefit, capital maintenance rules, fraudulent preference, “thin capitalization” rules, retention of title claims and similar principle may limit the ability of a Foreign Subsidiary to provide a Guarantee or Collateral or may require that the Guarantee or Collateral be limited by an amount or otherwise, in each case as reasonably determined by the Borrower in consultation with the Administrative Agent; and

(F) no stock certificates of Immaterial Subsidiaries or Unrestricted Subsidiaries shall be required to be delivered to the Collateral Agent.

“Collateral Documents” means, collectively, the Security Agreement, the Mortgages, collateral assignments, Security Agreement Supplements, security agreements, pledge agreements or other similar agreements delivered to the Collateral Agent and the Lenders pursuant to Section 4.01(a)(iii), Section 6.10 or Section 6.12, the Guaranty and each of the other agreements, instruments or documents that creates or purports to create a Lien or Guarantee in favor of the Collateral Agent for the benefit of the Secured Parties.

“Commitment” means a Term Commitment, a Revolving Credit Commitment, or an Extended Revolving Credit Commitment.

“Commitment Fee” has the meaning provided in Section 2.09(a).

“Commitment Letter” means the means the Amended and Restated Commitment Letter dated September 23, 2020 by and among the Borrower, Goldman Sachs, Barclays Bank PLC (“Barclays”), Credit Suisse AG, Cayman Islands Branch (acting through such of its affiliates or branches as it deems appropriate, “CS”) and Credit Suisse Loan Funding LLC (“CSLF” and, together with CS and their respective affiliates, “Credit Suisse”), Guggenheim Securities, LLC (acting through such of its affiliates as it deems appropriate, “Guggenheim Securities”) and each of the financing sources identified on Schedule 2 thereto (collectively, the “Financing Sources”), MUFG Union Bank, N.A. (“MUFG”), Nomura Securities International, Inc. (together with such affiliates as it deems appropriate, “Nomura”), UBS AG Stamford Branch (together with any of its designated affiliates, “UBS AG”), UBS Securities LLC (together with any of its designated affiliates, “UBSS” and together with UBS AG, “UBS”) and Morgan Stanley Senior Funding, Inc. (together with any of its designated affiliates, “MS”).

“Committed Loan Notice” means a notice of (a) a Term Borrowing, (b) a Revolving Credit Borrowing, (c) a conversion of Loans from one Type to the other, or (d) a continuation of SOFR Loans or Alternative Revolver Currency Term Rate Loans pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compensation Period” has the meaning specified in Section 2.12(c)(ii).

“Compliance Certificate” means a certificate substantially in the form of Exhibit D-2.

“Conforming Changes” means, with respect to either the use or administration of Adjusted Term SOFR, EURIBOR, BBSY, Term TIIE, the Selic Rate, JIBAR or TLREF, or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 3.04 and other technical, administrative or operational matters) that the Administrative Agent, in consultation with the Borrower, decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent, in consultation with the Borrower, decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated Cash Interest Expense” shall mean, for any period, the Consolidated Interest Expense excluding any non-cash interest expense of Holdings and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense and capitalized fees, including amortization or write-off of (i) goodwill, software and intangible assets and non-cash organization costs, (ii) deferred financing and debt issuance fees, costs and expenses, (iii) capitalized expenditures (including Capitalized Software Expenditures), customer acquisition costs and incentive payments, media development costs, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities and (iv) capitalized fees related to any Qualified Securitization Financing or Receivables Facility, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP and any write down of assets or asset value carried on the balance sheet.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1) increased (without duplication) by:

(a)

Fixed Charges of such Person for such period (including (w) non-cash rent expense, (x) net losses or any obligations on any Hedging Obligations or other derivative instruments, (y) bank, letter of credit and other financing fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” and any non-cash interest expense), to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(b)

(x) Taxes and tax expenses (including, without limitation, foreign, federal, state, local, provincial, territorial, local, unitary, franchise, excise, foreign withholding, property, value added, withholding and similar taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations) paid or accrued during such period, including penalties and interest related thereto or arising from any tax examination), (y) without duplication, any distributions made to a Parent Entity with respect to the foregoing in accordance with Section 7.06(b)(ix)(C) and (z) the net tax expense associated with any adjustments made pursuant to the definition of “Consolidated Net Income” in each case, to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(d)

any (x) Transaction Expenses and (y) fees, costs, expenses or charges (other than Consolidated Depreciation and Amortization Expense, but including, but not limited to rationalization, tax, legal and other expenses) related to any actual, proposed or contemplated Equity Offering (including any expense relating to enhanced accounting functions or other transaction costs associated with becoming a public company, including Public Company Costs), Permitted Investment, Restricted Payment, acquisition, disposition, consolidation, restructuring recapitalization or the incurrence of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful and including any such transaction consummated prior to the Closing Date), including (i) such fees, expenses or charges (including rating agency fees, consulting fees and other related expenses and/or letter of credit or similar fees) related to the offering or incurrence of, or ongoing administration of this Agreement, the Facilities, and other credit facilities, any Securitization Fees, any other Indebtedness permitted to be Incurred under this Agreement or any Equity Offering, and (ii) any amendment, waiver or other modification of this Agreement, Receivables Facilities, Securitization Facilities, any other credit facilities, any Securitization Fees, any other Indebtedness or any Equity Offering, in each case, whether or not consummated, to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(e)

(i) the amount of any charge, expense, cost, accrual, reserve or loss of any kind (collectively, “Charges”) attributable to or associated with any carve out, restructuring, integration, implementation of new initiatives, business optimization activities, cost savings, cost rationalization programs, operating expense reductions, synergies and/or similar initiatives, retention, recruiting, relocation, signing bonuses, Charges in connection with a single or one-time event (including without limitation, in connection with facility openings, pre-openings, closings, reconfigurations and/or consolidations), contract termination Charges, stock option and other equity-based compensation expenses, any Charges associated with any stock subscription or shareholder agreement or any employee benefit trust, severance costs, any Charges associated with any modification of any pension or post-retirement employee benefit plan, indemnities and expenses, including, without limitation, any one time expense relating to enhanced accounting function or other transaction costs, including those associated with becoming a standalone entity or a public company (including, for the avoidance of doubt, Public Company Costs) and (ii) fees, costs and expenses associated with acquisition related litigation and settlement thereof, in each case, whether or not consummated, to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(f)

any other non-cash charges, write-downs, write-offs, expenses, losses, increase in expenses or items reducing Consolidated Net Income for such period including (i) non-cash losses on non-cash asset retirement costs, non-cash expense relating to the vesting of warrants, the sale of assets and any write-offs or write-downs, deferred revenue or impairment charges, including such charges, write-downs, write-offs, expenses, losses or other items pushed down to Holdings and its Restricted Subsidiaries), (ii) impairment charges, amortization (or write offs) of financing costs (including debt discount, debt issuance costs and commissions and other fees associated with Indebtedness, including this Agreement) of such Person and its Subsidiaries and/or (iii) the impact of acquisition method accounting adjustment and any non-cash write-up, write-down or write-off with respect to re-valuing assets, inventory (including any impact of changes to inventory valuation policy methods) or other inventory adjustments and liabilities in connection with the Transactions or any Investment, deferred revenue or any effects of adjustments resulting from the application of purchase accounting, purchase price accounting (including any step-up in inventory and loss of profit on the acquired inventory) (provided that if any such non-cash charge, write-down, expense, loss or item represents an accrual or reserve for potential cash items in any future period, (A) the Borrower may elect not to add back such non-cash charge, expense or loss in the current period and (B) to the extent the Borrower elects to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA when paid), or other items classified by the Borrower as special items less other non-cash items of income increasing Consolidated Net Income (excluding any amortization of a prepaid cash item that was paid in a prior period or such non-cash item of income to the extent it represents a receipt of cash in any future period); plus

(g)

the amount of pro forma “run rate” cost savings, operating expense reductions, other operating improvements and initiatives and synergies (net of actual cash savings) projected by the Borrower to result from action either taken or expected to be taken in connection with, and within 18 months following, (i) any acquisition (including the commencement of activities constituting a business) or material disposition (including the termination or discontinuance of activities constituting a business), in each case of business entities or of properties or assets constituting a division or line of business (including, without limitation, a product line), and/or (ii) any other operational change or initiatives (including, to the extent applicable, in connection with the Transactions or any restructuring) (which, in each of the cases (i), (ii) and (iii) above, will be added to Consolidated EBITDA as so projected until fully realized and calculated on a Pro Forma Basis as though such synergies, cost savings, operating expense reductions, other operating improvements and initiatives had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; or with respect to actions being taken in connection with acquisitions, dispositions, operational changes, initiatives or such other transactions or occurrences described in this clause (g) which occurred prior to the Closing Date, within 18 months of the Closing Date; provided that the amount added to Consolidated EBITDA pursuant to this clause (g) shall not exceed 25% of Consolidated EBITDA (calculated after giving effect to this clause (g)) plus

(h)

any costs or expenses incurred by Holdings, the Borrower or a Restricted Subsidiary or a Parent Entity pursuant to any management equity plan, stock option plan, phantom equity plan, profits interests or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement, and any costs or expenses in connection with the roll-over, acceleration or payout of Capital Stock held by management, in each case to the extent that such costs or expenses are non-cash or otherwise funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Capital Stock (other than Disqualified Stock) of the Borrower; plus

(i)

cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(j)	any net loss included in the Consolidated Net Income attributable to non-controlling or minority interests pursuant to the application of Accounting Standards Codification Topic 810-10-45; plus

(k)	the amount of any non-controlling or minority interest Charges; plus

(l)

unrealized or realized losses due to foreign exchange adjustments including, without limitation, losses and expenses in connection with currency and exchange rate fluctuations, and unrealized or realized losses or other obligations from hedging activities or other derivative instruments; plus

(m)

with respect to any joint venture, an amount equal to the proportion of those items described in clauses (b) and (c) above relating to such joint venture corresponding to the Borrower’s and the Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary) to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(n)

the amount of any costs or expenses relating to payments made to stock appreciation or similar rights, stock option, restricted stock, phantom equity, profits interests or other interests or rights holders of Holdings or any of its Subsidiaries or any Parent Entity in connection with, or as a result of, any distribution being made to equityholders of such Person or any of its Subsidiaries or any Parent Entities, which payments are being made to compensate such holders as though they were equityholders at the time of, and entitled to share in, such distribution; plus

(o)

adjustments and add backs (i) contained in the financial model provided to the Administrative Agent on September 13, 2020 and supplemented on September 14, 2020, (ii) reflected in a quality of earnings report made available to the Administrative Agent conducted by financial advisors (which financial advisors are (A) nationally recognized or (B) reasonably acceptable to the Administrative Agent (it being understood and agreed that any of the “Big Four” accounting firms are acceptable)) and retained by the Borrower or (iii) consistent with Regulation S-X; plus

(p)

the amount of any management, monitoring, consulting, transaction or advisory fees and related indemnities and expenses pursuant to any Sponsor management agreement and payments made to the Sponsor for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities and payments to outside directors of the Borrower (or its direct or indirect parent companies), in each case, to the extent permitted to be paid under this Agreement; plus

and

(2) decreased (without duplication) by non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period (other than non-cash gains relating to the application of Accounting Standards Codification Topic 840—Leases) and unrealized or realized gains due to foreign exchange adjustments including, without limitation, gains in connection with currency and exchange rate fluctuations, and unrealized or realized gains or other obligations from hedging activities or other derivative instruments.

“Consolidated First Lien Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) the Consolidated Total Indebtedness that is secured by a Lien on the Collateral (other than a Lien that is junior to the Lien securing the Secured Obligations) as of such date to (y) LTM EBITDA.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of any Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (i) Securitization Fees, (ii) penalties and interest relating to taxes, (iii) annual agency or similar fees paid to the administrative agents, collateral agents and other agents under any Facility, (iv) any additional interest or liquidated damages owing pursuant to any registration rights obligations, (v) costs associated with obtaining Hedging Obligations,

(vi) accretion or accrual of discounted liabilities other than Indebtedness, (vii) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or purchase accounting in connection with the Transactions or any acquisition, (viii) amortization, expensing or write-off of deferred financing fees, amendment and consent fees, debt issuance costs, debt discount or premium, terminated hedging obligations and other commissions, fees and expenses, discounted liabilities, original issue discount and any other amounts of non-cash interest and, adjusted to the extent included, to exclude any refunds or similar credits received in connection with the purchasing or procurement of goods or services under any purchasing card or similar program, (ix) any expensing of bridge, arrangement, structuring, commitment, agency, consent and other financing fees and any other fees related to the Transactions or any acquisitions after the Closing Date, (x) any accretion of accrued interest on discounted liabilities and any prepayment, make-whole or breakage premium, penalty or cost and (xi) interest expense with respect to Indebtedness of any direct or indirect parent of such Person resulting from push-down accounting; plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)

any net income (loss) of any Person if such Person is not a Restricted Subsidiary (including any net income (loss) from investments recorded in such Person under the equity method of accounting), except that the Borrower’s receipts from any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed (or to the extent converted into cash or Cash Equivalents) by such Person during such period to the Borrower or a Restricted Subsidiary as a dividend or other distribution or return on investment;

(2)

solely for the purpose of determining the amount available for Restricted Payments under Section 7.06(a) hereof, any net income (loss) of any Restricted Subsidiary (other than the Guarantors) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Borrower or a Guarantor by operation of the terms of such Restricted Subsidiary’s articles, charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (a) restrictions that have been waived or otherwise released (or such Person reasonably believes such restriction could be waived or released and is using commercially reasonable efforts to pursue such waiver or release), (b) restrictions pursuant to this Agreement or other similar indebtedness, and (c) restrictions specified in Section 7.08(b)(xiv)(i)), except that Borrower’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed (or to the extent converted, or having the ability to be converted, into cash or Cash Equivalents) by such Restricted Subsidiary during such period to the Borrower or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3)

any gain (or loss) (a) in respect of facilities no longer used or useful in the conduct of the business of the Borrower or the Restricted Subsidiaries, abandoned, closed, disposed or discontinued operations (excluding held for sale discontinued operations until actually disposed of) other than in the ordinary course of business, (b) on disposal, abandonment or discontinuance of disposed, abandoned, closed or discontinued operations, and (c) attributable to asset dispositions, abandonments, sales or other dispositions of any asset (including pursuant to any Sale and Leaseback Transaction) or the designation of an Unrestricted Subsidiary other than in the ordinary course of business;

(4)

(a) any extraordinary, exceptional, unusual or nonrecurring loss, charge or expense, Transaction Expenses, Public Company Costs, restructuring and duplicative running costs, restructuring charges or reserves (whether or not classified as restructuring expense on the consolidated financial statements), relocation costs, start-up or initial costs for any project or new production line, division or new line of business, integration and facilities’ or bases’ opening costs, facility consolidation and closing costs, severance costs and expenses, one-time charges (including compensation charges), payments made pursuant to the terms of change in control agreements that the Borrower or a Subsidiary or a Parent Entity had entered into with employees of Holdings, any of its Subsidiaries or a Parent Entity, costs relating to pre-opening, opening and conversion costs for facilities, losses, costs related to facility or property disruptions or shutdowns, signing, retention and completion bonuses (including management bonus pools), recruiting costs, costs incurred in connection with any strategic or cost savings initiatives, transition costs, contract terminations, litigation and arbitration fees, costs and charges, expenses in connection with one-time rate changes, costs incurred with acquisitions, investments and dispositions (including travel and out-of-pocket costs, human resources costs (including relocation bonuses), litigation and arbitration costs, charges, fees and expenses (including payments of legal settlements, fines, judgements or orders), management transition costs, advertising costs, losses associated with temporary decreases in work volume and expenses related to maintain underutilized personnel) and non-recurring product and intellectual property development, other business optimization expenses or reserves (including costs and expenses relating to business optimization programs and new systems design and costs or reserves associated with improvements to IT and accounting functions), retention charges (including charges or expenses in respect of incentive plans), system establishment costs and implementation costs) and operating expenses attributable to the implementation of strategic or cost-savings initiatives, and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities and charges resulting from changes in estimates, valuations and judgments) and professional, legal, accounting, consulting and other service fees incurred with any of the foregoing and (b) any charge, expense, cost, accrual or reserve of any kind associated with acquisition related litigation and settlements thereof;

(5)

(a) at the election of the Borrower with respect to any quarterly period, the cumulative effect of a change in law, regulation or accounting principles and changes as a result of the adoption or modification of accounting policies, (b) subject to the last paragraph of the definition of “GAAP,” the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period (including any impact resulting from accounting changes) and (c) any costs, charges, losses, fees or expenses in connection with the implementation or tracking of such changes or modifications specified in the foregoing clauses (a) and (b);

(6)

(a) any equity-based or non-cash compensation or similar charge, cost or expense or reduction of revenue, including any such charge, cost, expense or reduction arising from any grant of stock, stock appreciation or similar rights, stock options, restricted stock, phantom equity, profits interests or other interests, or other rights or equity- or equity based incentive programs (“equity incentives”), any income (loss) associated with the equity incentives or other long-term incentive compensation plans (including under deferred compensation arrangements of Holdings or any Parent Entity or Subsidiary and any positive investment income with respect to funded deferred compensation account balances), roll-over, acceleration or payout of Capital Stock by employees, directors, officers, managers, contractors, consultants, advisors or business partners (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings or any Parent Entity or Subsidiary, and any cash awards granted to employees of Holdings and its Subsidiaries in replacement for forfeited awards, (b) any non-cash losses realized in such period in connection with adjustments to any employee benefit plan due to changes in estimates, actuarial assumptions, valuations, studies or judgments or non-cash compensation expense resulting from the application of Accounting Standards Codification Topic 718, Compensation—Stock Compensation and (c) any net pension or post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, amortization of such amounts arising in prior periods, amortization of the unrecognized obligation (and loss or cost) existing at the date of initial application of Statement of Financial Accounting Standards No. 87, 106 and 112, and any other item of a similar nature;

(7)

any income (loss) from the extinguishment, conversion or cancellation of Indebtedness, Hedging Obligations or other derivative instruments (including deferred financing costs written off, premiums paid or other expenses incurred);

(8)

any unrealized or realized gains or losses in respect of any Hedging Obligations or any ineffectiveness recognized in earnings related to hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions;

(9)

any fees, losses, costs, expenses or charges incurred during such period (including any transaction, retention bonus or similar payment and earn outs), or any amortization thereof for such period, in connection with (a) any acquisition, recapitalization, Investment, Asset Disposition, disposition, dividend, issuance or repayment of Indebtedness (including such fees, expense or charges related to the offering, issuance and rating of the Loans, other securities and any of the Facilities), issuance of Capital Stock, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Loans, other securities and any of the Facilities), in each case, including the Transactions, any such transaction consummated prior to, on or after the Closing Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful (including, for the avoidance of doubt, the effects of expensing all transaction-related expenses in accordance with Accounting Standards Codification Topic 805—Business Combinations and any adjustments resulting from the application of Accounting Standards Codification Topic 460—Guarantees or any related pronouncements) and (b) complying with the requirements under, or making elections permitted by, the documentation governing any Indebtedness;

(10)

any unrealized or realized gain or loss resulting in such period from currency translation increases or decreases or transaction gains or losses, including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency risk), intercompany balances, other balance sheet items, Hedging Obligations or other obligations of Holdings or any Restricted Subsidiary owing to Holdings or any Restricted Subsidiary and any other realized or unrealized foreign exchange gains or losses relating to the translation of assets and liabilities denominated in foreign currencies;

(11)	any unrealized or realized income (loss) or non-cash expense attributable to movement in mark-to-market valuation of foreign currencies, Indebtedness or derivative instruments pursuant to GAAP;

(12)

any non-cash increase in expenses (including expenses pushed down to Holdings and its Restricted Subsidiaries) (a) resulting from the revaluation of inventory (including any impact of changes to inventory valuation policy methods) or other inventory adjustments or (b) due to recapitalization accounting or to purchase accounting associated with the Transactions or any other acquisition or the amortization or write-off of any amounts thereof (including, without limitation, with respect to inventory, property and equipment, leases, software, goodwill, intangible assets, in-process research and development, deferred revenue (including deferred costs related thereto and deferred rent) and debt line items thereof, resulting from the application of acquisition method accounting, recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition (by merger, consolidation, amalgamation or otherwise), joint venture investment or other Investment or the amortization or write-off or write-down of any amounts thereof;

(13)

any impairment charge, write-off or write-down, including impairment charges, write-offs or write-downs related to bad debt expense, intangible assets, long-lived assets, goodwill, investments in debt or equity securities (including any losses with respect to the foregoing in bankruptcy, insolvency or similar proceedings) and investments recorded using the equity method or as a result of a change in law or regulation and the amortization of intangibles arising pursuant to GAAP;

(14)

(a) accruals and reserves (including contingent liabilities) that are established or adjusted in connection with the Transactions or within 18 months after the closing of any acquisition or disposition that are so required to be established or adjusted as a result of such acquisition or disposition in accordance with GAAP, or changes as a result of adoption or modification of accounting policies and (b) earn-out, non-compete and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments;

(15)

any income (loss) related to any realized or unrealized gains and losses resulting from Hedging Obligations or embedded derivatives that require similar accounting treatment (including embedded derivatives in customer contracts), and the application of Accounting Standards Codification Topic 815—Derivatives and Hedging and its related pronouncements or mark to market movement of other financial instruments pursuant to Accounting Standards Codification Topic 825—Financial Instruments, or the equivalent accounting standard under GAAP or an alternative basis of accounting applied in lieu of GAAP;

(16)

any non-cash expenses, accruals or reserves related to adjustments to historical tax exposures and any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowances related to such item;

(17)	[reserved];

(18)	the amount of loss or discount on sale of Securitization Assets, Receivables Assets and related assets in connection with a Qualified Securitization Financing or Receivables Facility; and

(19)

(i) payments to third parties in respect of research and development, including amounts paid upon signing, success, completion and other milestones and other progress payments, to the extent expensed, (ii) at the election of the Borrower with respect to any quarterly period, effects of adjustments to accruals and reserves during a period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks (including government program rebates), and (iii) at the election of the Borrower with respect to any quarterly period, an amount equal to the net change in deferred revenue at the end of such period from the deferred revenue at the end of the previous period.

In addition, to the extent not already excluded (or included, as applicable) in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall be increased by the amount of: (i) any expenses, charges or losses that are reimbursed by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder, or, so long as the Borrower has made a determination that it reasonably expects that such amount will in fact be paid or reimbursed within 365 days of the date of such evidence (net of any amount so added back in a prior period to the extent not so reimbursed within the applicable 365-day period), (ii) to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Borrower has made a determination that it reasonably expects that such amount will in fact be paid or reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such evidence (net of any amount so added back in a prior period to the extent not so reimbursed within the applicable 365-day period), expenses, charges or losses with respect to liability or Casualty Events or business interruption and (iii) the amount of distributions actually made to any Parent Entity of such Person in respect of such period in accordance with Section 7.06(b)(ix)(C) as though such amounts had been paid as taxes directly by such Person for such periods.

“Consolidated Total Indebtedness” means, with respect to Holdings and its Restricted Subsidiaries, as of any date of determination, an amount equal to (a) the aggregate principal amount of outstanding third-party Indebtedness for borrowed money (excluding Indebtedness with respect to Cash Management Obligations and intercompany Indebtedness as of such date), plus (b) the aggregate principal amount of Purchase Money Obligations and unreimbursed drawings under letters of credit of the Holdings and its Restricted Subsidiaries outstanding on such date (provided that any unreimbursed amount under commercial letters of credit shall not be counted as Consolidated Total Indebtedness until five Business Days after such amount is drawn), plus (c) the undrawn Reserved Indebtedness Amount (to the extent included in clause (a) above), minus (d) the aggregate amount of unrestricted cash and Cash Equivalents included on the consolidated balance sheet of Holdings and its Restricted Subsidiaries as of the end of the

most recent fiscal period for which consolidated financial statements are available, which shall not be less than $0 (provided that the cash proceeds of any proposed incurrence of Indebtedness shall not be included in this clause (d) for purposes of calculating the Interest Coverage Ratio, the Consolidated Total Leverage Ratio, the Consolidated Total Senior Secured Leverage Ratio or the Consolidated First Lien Secured Leverage Ratio, as applicable) with such pro forma adjustments as are consistent with the pro forma adjustments set forth in Section 1.09. For the avoidance of doubt, Consolidated Total Indebtedness shall exclude Indebtedness in respect of any Hedging Obligations, Capitalized Lease Obligations, operating leases, undrawn letters of credit, earnout obligations not more than five (5) Business Days past due and payable and if not recognized as debt on the balance sheet in accordance with GAAP and any Receivables Facility or Securitization Facility.

“Consolidated Total Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Total Indebtedness as of such date to (y) LTM EBITDA.

“Consolidated Total Senior Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) the Consolidated Total Indebtedness that is secured by a Lien as of such date to (y) LTM EBITDA.

“Consolidated Working Capital” means, at any date, the excess of (a) the sum of (i) all amounts (other than cash and Cash Equivalents) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of Holdings and its Restricted Subsidiaries at such date and (ii) long-term accounts receivable over (b) the sum of (i) all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of Holdings and its Restricted Subsidiaries on such date and (ii) long-term deferred revenue, but excluding, without duplication, (a) the current portion of any Funded Debt or other long-term liabilities, (b) all Indebtedness consisting of Revolving Credit Loans and L/C Obligations to the extent otherwise included therein, (c) the current portion of interest, (d) the current portion of current and deferred income taxes, (e) the current portion of any Capitalized Lease Obligations, (f) deferred revenue arising from cash receipts that are earmarked for specific projects, (g) the current portion of deferred acquisition costs and (h) current accrued costs associated with any restructuring or business optimization (including accrued severance and accrued facility closure costs).

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any Non-Financing Lease Obligation, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contract Consideration” has the meaning specified in the definition of “Excess Cash Flow.”

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” has the meaning specified in the definition of “Affiliate.”

“Controlled Investment Affiliate” means, as to any Person, any other Person, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Borrower and/or other companies.

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. §252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. §47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. §382.2(b).

“Covered Party” shall have the meaning provided in Section 10.21.

“Covered Jurisdiction” means the United States (and each State thereof and the District of Columbia) and the jurisdiction of organization of any Restricted Subsidiary that becomes a Guarantor pursuant to the last sentence of the definition of “Guarantor.”

“Credit Agreement Refinanced Debt” has the meaning specified in the definition of “Credit Agreement Refinancing Indebtedness.”

“Credit Agreement Refinancing Indebtedness” means (a) Permitted Pari Passu Refinancing Debt, (b) Permitted Junior Refinancing Debt, or (c) Permitted Unsecured Refinancing Debt obtained pursuant to a Refinancing Amendment, in each case, issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, replace or refinance, in whole or part, existing Term Loans, Incremental Term Loans, Refinancing Term Loans, Revolving Credit Loans, Incremental Revolving Credit Commitments or Refinancing Revolving Credit Loans hereunder (including any successive Credit Agreement Refinancing Indebtedness) (“Credit Agreement Refinanced Debt”); provided that (i) such extending, renewing or refinancing Indebtedness is in an original aggregate principal amount not greater than (A) the aggregate principal amount of the Credit Agreement Refinanced Debt, plus (B) accrued, capitalized and unpaid interest thereon, any fees, premiums (including any makewhole), accrued interest associated therewith, or other reasonable amount paid, and fees, costs and expenses, commissions or underwriting discounts incurred in connection therewith, (ii) the terms applicable to such Credit Agreement Refinancing Indebtedness comply with the Required Debt Terms and (iii) such Credit Agreement Refinanced Debt (other than contingent indemnification obligations not yet accrued and payable and Letters of Credit that have been Cash Collateralized or back-stopped or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made) shall be repaid, defeased or satisfied and discharged, and (unless otherwise agreed by all Lenders holding such Credit Agreement Refinanced Debt) all accrued interest, fees and premiums (if any) in connection therewith shall be paid on the date such Credit Agreement Refinancing Indebtedness is issued, incurred or obtained.

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

“Cumulative Consolidated Net Income” means, for any period, Consolidated Net Income for such period, taken as a single accounting period. Cumulative Consolidated Net Income shall not be less than $0.

“Cure Amount” has the meaning specified in Section 8.05.

“Cure Period” has the meaning specified in 8.05.

“Cure Right” has the meaning specified in Section 8.05.

“Currencies” means Dollars and each Alternative Currency, and “Currency” means any of such Currencies.

“Customary Intercreditor Agreement” means (a) to the extent executed in connection with any incurrence of Indebtedness secured by Liens on the Collateral that are intended to rank equal in priority to the Liens on the Collateral securing the Secured Obligations (but without regard to the control of remedies), a customary intercreditor agreement (which may take the form of a “waterfall” or similar provision) (x) substantially in the form attached as Exhibit K, together with any changes thereto which are reasonably acceptable to the Administrative Agent or (y) in form and substance reasonably acceptable to the Administrative Agent and the Borrower, which agreement shall provide, inter alia, that the Liens on the Collateral securing such other Indebtedness to the extent validly perfected and not subject to other Liens ranking senior to the Liens securing such Indebtedness but junior to the Liens securing the Secured Obligations shall rank equal in priority to the Liens on the Collateral securing the Secured Obligations (but without regard to the control of remedies) and (b) to the extent executed in connection with the incurrence of Indebtedness secured by Liens on the Collateral which are intended to rank junior to the Liens on the Collateral securing the Secured Obligations, a customary intercreditor agreement (x) substantially in the form attached as Exhibit M, together with any changes thereto which are reasonably acceptable to the Administrative Agent or (y) in form and substance reasonably acceptable to the Administrative Agent and the Borrower, which agreement shall provide that the Liens on the Collateral securing such Indebtedness shall rank junior to the Liens on the Collateral securing the Secured Obligations.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Daily SOFR Loan” means any Loan bearing interest at a rate determined by reference to Daily Simple SOFR.

“Debt Fund Affiliate” means an Affiliated Lender that is a bona fide debt fund or investment vehicle that is primarily engaged in, or advises funds or other investment vehicles that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its business, and whose managers have fiduciary duties to the investors in such fund or investment vehicle independent of, or in addition to, their fiduciary duties to Holdings and its Subsidiaries.

“Debtor Relief Laws” means the Bankruptcy Code of the United States and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Declined Proceeds” has the meaning specified in Section 2.05(b)(v).

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means, means, solely during the occurrence and continuance of an Event of Default under Section 8.01(a) or under Section 8.01(f), an interest rate equal, (a) with respect to any overdue principal for any Loan, the applicable interest rate for such Loan plus 2.0% per annum and (b) with respect to any other overdue amount (including overdue interest), the interest rate applicable to Base Rate Loans that are Term Loans plus 2.0% per annum, in each case, to the fullest extent permitted by applicable Laws and which shall be payable on demand by the Required Lenders.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (a) has failed, within two (2) Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans required to be funded by it, (ii) fund any portion of its participations in Letters of Credit required to be funded by it or (iii) pay over to the Administrative Agent, the L/C Issuer or any other Lender any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or the Administrative Agent, the L/C Issuer or any other Lender in writing that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan cannot be satisfied), (c) has failed, within three (3) Business Days after request by the Administrative Agent, the L/C Issuer or any other Lender, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Loans and participations in then outstanding Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Administrative Agent’s, L/C Issuer’s or Lender’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) after the date of this Agreement, has become the subject of a Bankruptcy Event.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Borrower) of non-cash consideration received by Holdings or any of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 7.05 hereof.

“Designated Preferred Stock” means Preferred Stock of Holdings or a Parent Entity (other than Disqualified Stock) (a) that is issued for cash (other than to the Borrower or a Subsidiary of the Borrower or an employee stock ownership plan or trust established by the Borrower or any such Subsidiary for the benefit of their employees to the extent funded by the Borrower or such Subsidiary) and (b) that is designated as “Designated Preferred Stock” pursuant to an Officer’s Certificate of the Borrower at or prior to the issuance thereof, the Net Cash Proceeds of which are excluded from the calculation set forth in Section 7.06(a) hereof.

“Discount Range” has the meaning specified in Section 2.05(d)(ii).

“Discounted Prepayment Option Notice” has the meaning specified in Section 2.05(d)(ii).

“Discounted Voluntary Prepayment” has the meaning specified in Section 2.05(d)(i).

“Discounted Voluntary Prepayment Notice” has the meaning specified in Section 2.05(d)(v).

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of the Borrower or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Lenders” means (i) such banks, financial institutions, other institutional lenders (or related funds of such institutional lenders) or other Persons separately identified in writing by the Borrower to the Administrative Agent prior to September 23, 2020 (or identified in writing after September 23, 2020 and prior to the Closing Date, if the disqualification of such person is reasonably acceptable to the Lead Arrangers), (ii) competitors of the Borrower or any of its Subsidiaries identified in writing from time to time by email to the Administrative Agent, (iii) in the case of clauses (i) and (ii), any of their affiliates (other than affiliates that are bona fide debt investment funds primarily engaged in, or that advise funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, notes, bonds or similar extensions of credit or securities in the ordinary course of its business and whose managers have fiduciary duties to the investors therein independent of or in addition to their duties to such bank, financial institution, other institutional lender or competitor, as applicable) that are (A) identified by you or, in the case of clause (i), the Sponsor in writing from time to time or (B) readily identifiable on the basis of such affiliates’ name or (iv) Excluded Affiliates; provided, that any additional designation permitted by the foregoing shall not become effective until three (3) Business Days following delivery to the Administrative Agent by email; provided, further, that in no event shall any notice given pursuant to this definition apply to retroactively disqualify any Person who previously acquired and continues to hold, any Loans, Commitments or participations prior to the receipt of such notice. For the avoidance of doubt, the Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Lenders and shall not be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Lender or have any liability with respect to or arising out of any assignment or participation to or disclosure of confidential information to, a Disqualified Lender. The Administrative Agent shall be permitted, upon request of any Lender or Participant, to make available the list of Disqualified Lenders upon request by the inquiring Lender or disclose to such inquiring Lender or Participant whether such specific potential Assignee or Participant is on the list of Disqualified Lenders.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2) is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Loans or (b) the date on which there are no Loans outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Borrower to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with Section 7.06 hereof; provided, however, that if such Capital Stock is issued to any future, current or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) (excluding the Permitted Holders (but not excluding any future, current or former employee, director, officer, manager, contractor, consultant or advisor) or Immediate Family Members), of Holdings, any of its Subsidiaries, any Parent Entity or any other entity in which Holdings or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors (or the compensation committee thereof) or any other plan for the benefit of current, former or future employees (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings or its Subsidiaries or by any such plan to such employees (or their respective Controlled Investment Affiliates or Immediate Family Members), such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Holdings or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Dollar” and “$” mean lawful money of the United States.

“Dollar Equivalent” means, on any date of determination, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount in any other currency, the equivalent in Dollars of such amount, determined by the Administrative Agent or the L/C Issuer, as applicable, pursuant to Section 1.08 using the Exchange Rate with respect to such currency at the time in effect under the provisions of such Section.

“Domestic Foreign Holding Company” means any Domestic Subsidiary substantially all the assets of which consist (directly or indirectly through disregarded entities or partnerships) of Capital Stock (including, for this purpose, any debt or other instrument treated as equity for U.S. federal income tax purposes) and/or indebtedness (as determined for U.S. tax purposes) of one or more Foreign Subsidiaries that are CFCs or other entities described in this definition and pledged cash and Cash Equivalents and incidental assets related thereto.

“Domestic Subsidiary” means any Subsidiary that is not a Foreign Subsidiary.

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Yield” means, with respect to any term loan facility or other term loans, as of any date of determination, the sum of (i) the higher of (A) Adjusted Term SOFR on such date for a deposit in Dollars or Euros, as applicable, with a maturity of three months and (B) the Adjusted Term SOFR “floor,” if any, with respect thereto as of such date, (ii) the Applicable Rate (or other applicable margin) as of such date for SOFR Loans (or other loans that accrue interest by reference to a similar reference rate) without giving effect to any pricing step-downs and (iii) the amount of original issue discount and upfront fees thereon (converted to yield assuming a four-year average life and without any present value discount or, if less, the remaining life to maturity, and assuming that the commitments under any such facility that is a revolving facility are fully drawn), but excluding the effect of any amendment, arrangement, structuring, commitment, underwriting, syndication and any similar fees payable to any lead arranger (or its Affiliates) in connection with the commitment or syndication of such Indebtedness, consent fees paid to consenting lenders, ticking fees on undrawn commitments, call protection and any other fees not paid or payable generally to all lenders in the primary syndication of such term loan facility or other term loans; provided, that the amounts set forth in clauses (i) and (ii) above for any term loans that are not incurred under this Agreement shall be based on the stated interest rate basis for such term loans.

“Election Date” has the meaning specified in Section 7.06(b)(e).

“Eligible Assignee” means any Assignee permitted by and consented to in accordance with Section 10.07(b).

“Eligible Currency” means any lawful currency other than Dollars that is readily available, freely transferable and convertible into Dollars in the international interbank market available to the Lenders or the applicable L/C Issuer, as applicable, in such market and as to which a Dollar Equivalent may be readily calculated. If, after the designation by the Lenders or the applicable L/C Issuer, as applicable, of any currency as an Alternative Currency, any change in currency controls or exchange regulations or any change in the national or international financial, political or economic conditions are imposed in the country in which such currency is issued, result in, in the reasonable opinion of the Administrative Agent (in the case of any Revolving Credit Loans to be denominated in an Alternative Revolver Currency) or the applicable L/C Issuer (in the case of any Letter of Credit to be denominated in an Alternative L/C Currency), (a) such currency no longer being readily available, freely transferable and convertible into Dollars, (b) a Dollar Equivalent is no longer readily calculable with respect to such currency, (c) providing such currency is impracticable for the Lenders or the applicable L/C Issuer, as applicable, or (d) no longer a currency in which the Required Lenders are willing to make such Credit Extensions (each of clauses (a), (b), (c), and (d) a “Disqualifying Event”), then the Administrative Agent shall promptly notify the Lenders and the Borrower, and such country’s currency shall no longer be an Alternative Currency until such time as the Disqualifying Event(s) no longer exist(s). Within five (5) Business Days after receipt of such notice from the Administrative Agent, the Borrower shall repay all Loans in such currency to which the Disqualifying Event applies or convert such Loans into the Dollar Equivalent of Loans in Dollars, subject to the other terms contained herein (which shall not require satisfaction of the conditions set forth in Section 4.02).

“Environment” means ambient air, indoor air, surface water, groundwater, drinking water, soil, surface and subsurface strata, and natural resources such as wetlands, flora and fauna.

“Environmental Laws” means any and all applicable Laws relating to pollution, the protection of the environment, natural resources or to the generation, transport, storage, use, treatment, Release or threat of Release of any hazardous materials or, to the extent relating to exposure to hazardous materials, human health.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Loan Party or any of its respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Materials, (c) exposure of any Person to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the Environment or (e) any contract, agreement or other consensual arrangement to the extent liability is assumed or imposed with respect to any of the foregoing.

“Equity Offering” means (x) a sale of Capital Stock (other than through the issuance of Disqualified Stock or Designated Preferred Stock or an Excluded Contribution) other than (a) offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions or other equity securities of Holdings or any Parent Entity and (b) issuances of Capital Stock to any Subsidiary of Holdings or Holdings or (y) a cash equity contribution to Holdings or any of its Restricted Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is under common control with any Loan Party and is treated as a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a failure to satisfy the minimum funding standard under Section 412 of the Code or Section 302 of ERISA with respect to a Pension Plan, whether or not waived, or a failure to make any required contribution to a Multiemployer Plan; (d) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan, notification of any Loan Party or ERISA Affiliate concerning the imposition of Withdrawal Liability or notification that a Multiemployer Plan is insolvent or in reorganization within the meaning of Title IV of ERISA or in endangered or critical status, within the meaning of Section 305 of ERISA; (e) the filing of a notice of intent to terminate, the treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (f) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (g) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; (h) a determination that any Pension Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code); or (i) the occurrence of a non-exempt prohibited transaction with respect to any Pension Plan maintained or contributed to by any Loan Party (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could result in liability to any Loan Party.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Euro” and “€” mean the single currency of the Participating Member States.

“Event of Default” has the meaning specified in Section 8.01.

“Excess Cash Flow” means, with respect to Holdings, the Borrower and the Restricted Subsidiaries, for any period, an amount equal to the excess of:

(a) the sum, without duplication, of:

(i) Consolidated Net Income of Holdings, the Borrower and the Restricted Subsidiaries for such period;

(ii) an amount equal to the amount of all non-cash charges (including depreciation and amortization) to the extent deducted in arriving at such Consolidated Net Income;

(iii) decreases in Consolidated Working Capital for such period (other than any such decreases arising from acquisitions by Holdings, the Borrower and the Restricted Subsidiaries completed during such period or the application of purchase accounting);

(iv) an amount equal to the aggregate net non-cash loss on Asset Dispositions or other dispositions of property or assets by Holdings, the Borrower and the Restricted Subsidiaries during such period (other than Asset Dispositions in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income; and

(v) cash receipts in respect of Swap Contracts during such period to the extent not otherwise included in Consolidated Net Income; over

(b) the sum, without duplication, of:

(i) an amount equal to the amount of all non-cash credits included in arriving at such Consolidated Net Income and cash charges to the extent included in arriving at such Consolidated Net Income;

(ii) without duplication of amounts deducted pursuant to clause (xi) below in prior fiscal years, the amount of capital expenditures or acquisitions made in cash during such period, except to the extent that such capital expenditures or acquisitions were financed with the proceeds of an incurrence or issuance of Funded Debt (other than a revolving line of credit) of Holdings or its Restricted Subsidiaries;

(iii) the aggregate amount of all principal payments of Indebtedness of Holdings and its Restricted Subsidiaries (including (A) the principal component of Capitalized Lease Obligations and (B) the amount of repayments of Term Loans pursuant to Section 2.07(a) and any mandatory prepayment of Term Loans pursuant to Section 2.05(b) to the extent required due to an Asset Disposition that resulted in an increase to such Consolidated Net Income and not in excess of the amount of such increase but excluding (X) all other prepayments of Term Loans, (Y) all prepayments under the Revolving Credit Facility and (Z) all prepayments in respect of any other revolving credit facility, except, in the case of clause (Z), to the extent there is an equivalent permanent reduction in commitments thereunder) made during such period, except to the extent financed with the proceeds of an incurrence or issuance of other Funded Debt (other than a revolving line of credit) of Holdings or its Restricted Subsidiaries;

(iv) an amount equal to the aggregate net non-cash gain on Asset Dispositions by Holdings and its Restricted Subsidiaries during such period (other than Asset Dispositions in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income;

(v) increases in Consolidated Working Capital for such period (other than any such increases arising from acquisitions by Holdings and its Restricted Subsidiaries completed during such period or the application of purchase accounting);

(vi) cash payments by Holdings and its Restricted Subsidiaries during such period in respect of long-term liabilities of Holdings and its Restricted Subsidiaries other than Indebtedness (including such Indebtedness specified in clause (b)(iii) above);

(vii) without duplication of amounts deducted pursuant to clause (xi) below in prior periods, the amount of Investments made during such period pursuant to Section 7.06(b) (other than those under clauses (a), (c), (d) or (e) of the definition of Permitted Investments) except to the extent that such Investments and acquisitions were financed with the proceeds of an incurrence or issuance of Funded Debt (other than a revolving line of credit) of Holdings or its Restricted Subsidiaries;

(viii) the amount of Restricted Payments paid during such period (A) pursuant to Section 7.06(b) (other than those under Section 7.06(b)(xvii) or clauses (a), (c), (d) or (e) of the definition of Permitted Investments) and (B) with amounts available for Restricted Payments pursuant to Section 7.06(a), except to the extent that such Restricted Payments were financed with the proceeds of an incurrence or issuance of Funded Debt (other than a revolving line of credit) of Holdings or its Restricted Subsidiaries;

(ix) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by Holdings and its Restricted Subsidiaries during such period that are required to be made in connection with any prepayment of Indebtedness except to the extent that such amounts were financed with the proceeds of an incurrence or issuance of Funded Debt (other than a revolving line of credit) of Holdings or its Restricted Subsidiaries;

(x) the aggregate amount of expenditures actually made by Holdings and its Restricted Subsidiaries in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period or otherwise were not deducted or added back in determining Consolidated Net Income for such period and were not financed with the proceeds of an incurrence or issuance of Indebtedness for borrowed money (other than a revolving line of credit) of Holdings or its Restricted Subsidiaries;

(xi) without duplication of amounts deducted from Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by Holdings or any of the Restricted Subsidiaries pursuant to binding contracts, commitments, letters of intent or purchase orders (the “Contract Consideration”) entered into during such period, relating to Permitted Investments (other than those under clauses (a), (d) or (e) of the definition of Permitted Investments, but including in joint ventures), capital expenditures or acquisitions to be consummated or made during the period of four consecutive fiscal quarters of Holdings following the end of such period except to the extent intended to be financed with the proceeds of an incurrence or issuance of other Indebtedness of Holdings or its Restricted Subsidiaries; provided that to the extent the aggregate amount utilized to finance such Permitted Investments, capital expenditures or acquisitions during such period of four consecutive fiscal quarters (excluding such payments financed with long term Indebtedness for borrowed money (other than a revolving line of credit)) is less than the Contract Consideration, the amount of such shortfall, shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters;

(xiii) the amount of cash taxes (including penalties and interest) paid or tax reserves set aside or payable (without duplication) in such period to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period; and

(xiv) cash expenditures in respect of Swap Contracts during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Rate” means, on any day, for purposes of determining the Dollar Equivalent of any currency other than Dollars, the rate at which such other currency may be exchanged into Dollars at the time of determination on such day on the Reuters WRLD Page for such currency. In the event that such rate does not appear on any Reuters WRLD Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such an agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about such time as the Administrative Agent shall elect after determining that such rates shall be the basis for determining the Exchange Rate, on such date for the purchase of Dollars for delivery two Business Days later, provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Affiliate” means any Commitment Party’s (as defined in the Commitment Letter) or any of its affiliates’ deal teams that are engaged (x) primarily as principals in private equity or venture capital or (y) in the sale of the Borrower and its subsidiaries, including through the provision of advisory services.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by Holdings as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of Holdings after the Closing Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by Holdings or any Subsidiary of Holdings for the benefit of their employees to the extent funded by Holdings or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of Holdings.

“Excluded Equity” means Capital Stock (i) of any Unrestricted Subsidiary, any Immaterial Subsidiary and/or any non-Wholly Owned Subsidiary, (ii) of any Subsidiary acquired pursuant to a Permitted Investment financed with Indebtedness permitted pursuant to Section 7.03(v)(x) if such Capital Stock is pledged and/or mortgaged as security for such Indebtedness and if and for so long as the terms of such Indebtedness prohibit the creation of any other Lien on such Capital Stock, (iii) that is voting Capital Stock of any wholly-owned Foreign Subsidiary of the Borrower that is a CFC or Subsidiary of the Borrower that is a Domestic Foreign Holding Company, in excess of 65% of the issued and outstanding voting Capital Stock of such wholly-owned CFC or Domestic Foreign Holding Company, (iv) of any Subsidiary with respect to which the Administrative Agent and the Borrower have determined in their reasonable judgment and agreed in writing that the costs of providing a pledge of such Capital Stock or perfection thereof (including adverse tax consequences) outweighs the benefits to be obtained by the Secured Parties therefrom, (v) of any Captive Insurance Subsidiaries, not-for-profit subsidiaries, special purpose entities (including any special purpose entity used to effect a Qualified Securitization Financing) and (vi) of any Subsidiary organized outside the United States the pledge of which is prohibited by applicable Laws or which would reasonably be expected to result in a violation or breach of, or conflict with, fiduciary duties of such Subsidiary’s officers, directors or managers after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code of any applicable jurisdiction or other applicable law.

“Excluded Property” means (i) any fee-owned real property that is not a Material Real Property and any leasehold interests in real property (it being understood and agreed that no action shall be required with respect to creation or perfection of security interests with respect to such leasehold interests, including to obtain landlord waivers, estoppels or collateral access letters)), (ii) motor vehicles and other assets subject to certificates of title, to the extent a Lien thereon cannot be perfected by the filing of a UCC financing statement (or analogous procedures under applicable Laws in the relevant Covered Jurisdiction), letter of credit rights to the extent a Lien thereon cannot be perfected by the filing of a UCC financing statement (or analogous procedures under applicable Laws in the relevant Covered Jurisdiction) and commercial tort claims with a value of less than $10.0 million, (iii) assets for which a pledge thereof or a security interest therein is prohibited by applicable law, rule or regulation, of any applicable jurisdiction or other applicable law or which would require governmental (including regulatory) consent, approval, license or authorization to provide such pledge thereof or security interest therein unless such consent, approval, license or authorization has been received, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, (iv) margin stock, (v) any cash, cash equivalents (including securities entitlements and related assets) held in payroll, healthcare, employee wage and benefits, tax (including sales tax) escrow, fiduciary and trust accounts (including any securities entitlements or related assets contained therein) or, except to the extent otherwise constituting proceeds of Collateral, deposit accounts, (vi) any segregated funds held in escrow for the benefit of an unaffiliated third party (other than the Borrower or a Guarantor), (vii) any lease, license or other agreements, or any property subject to a purchase money security interest, Capitalized Lease Obligation or similar arrangements, in each case to the extent permitted under the Loan Documents, to the extent that a pledge thereof or the grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capitalized lease or similar arrangement, or create a right of termination or payment in favor of any other party thereto (other than a Borrower or a Guarantor or a Subsidiary of a Guarantor) after giving effect to the applicable anti-assignment clauses of the Uniform Commercial Code and applicable Laws, other than the proceeds and receivables thereof the assignment of which is expressly deemed effective under applicable Laws notwithstanding such prohibition, (viii) any intent-to-use trademark or service mark application in the United States prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, only to the extent, if any, that, and solely during the period, if any, in which, the grant, attachment, or enforcement of a security interest therein would impair the validity or enforceability of such intent-to-use trademark or service mark application under applicable U.S. federal law, (ix) Excluded Equity, (x) [reserved], (xi) any governmental licenses or state or local franchises, charters or authorizations, to the extent a security interest in any such licenses, franchise, charter or authorization would be prohibited or restricted thereby (including any legally effective prohibition or restriction) after giving effect to the applicable anti-assignment provisions of the UCC or other similar applicable law, (xii) the assets of any CFC or Domestic Foreign Holding Company, (xiii) any assets to the extent a security interest in such assets would result in adverse tax consequences that are not de minimis as reasonably determined by the Borrower, in consultation with (but without the consent of) the Administrative Agent and (xiv) any assets with respect to which the Borrower and the Administrative Agent reasonably agree in writing that the cost and/or burden of obtaining or perfecting such security are excessive in relation to the benefits to the Lenders afforded thereby.

“Excluded Subsidiary” means (a) each Subsidiary listed on Schedule 1.01C of the Closing Date Certificate, (b) any Subsidiary that is prohibited by applicable Law, rule or regulation or by any contractual obligation existing on the Closing Date or on the date such Subsidiary is acquired (so long as in respect of any such contractual obligation, such prohibition is not incurred in contemplation of such acquisition) from guaranteeing the Secured Obligations or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guarantee unless such consent, approval, license or authorization has been received, (c) [reserved], (d) any Foreign Subsidiary, (e) any Restricted Subsidiary acquired pursuant to a Permitted Investment that, at the time of such Permitted Investment, has assumed secured Indebtedness permitted under this Agreement not incurred in contemplation of such Permitted Investment and each Restricted Subsidiary that is a Subsidiary thereof that guarantees such Indebtedness, in each case, to the extent such secured Indebtedness prohibits such Subsidiary from becoming a Guarantor (provided that each such Restricted Subsidiary shall cease to be an Excluded Subsidiary under this clause (e) if such secured Indebtedness is repaid or becomes unsecured, if such Restricted Subsidiary ceases to be an obligor with respect to such secured Indebtedness or such prohibition no longer exists, as applicable), (f) any Immaterial Subsidiary or Unrestricted Subsidiary, (g) Captive Insurance Subsidiaries, (h) not-for-profit Subsidiaries, (i) special purpose entities (including any entity used to effect any Qualified Securitization Financing), (j) any non-Wholly Owned Subsidiary, (k)(i) any Domestic Subsidiary of a Foreign Subsidiary that is a CFC and (ii) any Domestic Foreign Holding Company, (l) JV Entities, (m) any Subsidiary that is an “investment company” under the Investment Company Act of 1940, as amended, (n) any Restricted Subsidiary, the provision of a Guarantee by which would reasonably be expected to result in adverse tax consequences to the Borrower or any of the Restricted Subsidiaries that are not de minimis, as reasonably determined by the Borrower, in consultation with (but without the consent of) the Administrative Agent and (o) any other Subsidiary with respect to which the Administrative Agent and the Borrower reasonably agree that the cost, burden or other consequences (including any tax consequences) of providing a Guarantee outweighs, or is excessive in relation to the value afforded thereby; provided, however, that, subject to the consent of the Administrative Agent (not to be unreasonably withheld, delayed or conditioned), any Restricted Subsidiary that would otherwise constitute an Excluded Subsidiary hereunder that elects to become a Guarantor pursuant to the definition thereof shall no longer constitute an Excluded Subsidiary.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and solely to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest pursuant to the Collateral Documents to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time the Guarantee of such Guarantor or the grant of such security interest would otherwise have become effective with respect to such related Swap Obligation but for such Guarantor’s failure to constitute an “eligible contract participant” at such time.

“Excluded Taxes” means any of the following Taxes imposed on or, with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient’s being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, any U.S. federal withholding Tax that is imposed on amounts payable to such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect at the time such Lender acquires such interest in the Loan or Commitment (or designates a new lending office), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 3.01, or (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(f) and (d) any U.S. federal withholding Taxes imposed pursuant to FATCA.

“Existing Credit Agreement” means that certain Amended and Restated ABL Credit and Guarantee Agreement, dated as of March 23, 2020, as amended, by and among the Borrower, Holdings, ATI Investment Holdings, Inc., the subsidiary guarantors from time to time party thereto, the lenders party thereto from time to time and Wells Fargo Bank National Association, as collateral and administrative agent.

“Extended Revolving Credit Commitment” has the meaning specified in Section 2.15(a).

“Extended Term Loans” has the meaning specified in Section 2.15(a).

“Extension” has the meaning specified in Section 2.15(a).

“Extension Offer” has the meaning specified in Section 2.15(a).

“Facility” means a Class of Term Loans or a Revolving Credit Facility, as the context may require.

“FATCA” means current Sections 1471 through 1474 of the Code (and any amended or successor version to the extent such version is substantively comparable and not materially more onerous to comply with) or any current or future Treasury regulations promulgated thereunder or other official administrative interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor version described above) and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Section of the Code.

“Federal Funds Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the Federal Reserve Bank of New York’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that if the Federal Funds Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Federal Reserve Bank of New York’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letter” means the Amended and Restated Fee Letter dated September 23, 2020 by and among the Borrower, Goldman Sachs, Barclays, CS, Guggenheim Securities and each of the Financing Sources, MUFG, Nomura, UBS and MS.

“Financial Covenant” has the meaning set forth in Section 7.09(a).

“Financial Covenant Event of Default” has the meaning set forth in Section 8.01(b).

“Fixed Charges” means, with respect to any Person for any period, the sum of: (without duplication)

(a) Consolidated Interest Expense of such Person for such period; plus

(b) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Restricted Subsidiary of such Person during such period; plus

(c) all cash dividends, or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock of such Person during such period.

“Flood Insurance Laws” means, collectively, (i) National Flood Insurance Reform Act of 1994 (which comprehensively revised the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973) as now or hereafter in effect or any successor statute thereto, (ii) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (iii) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Foreign Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to or by, or entered into with, any Loan Party or any Restricted Subsidiary with respect to employees outside the United States.

“Foreign Subsidiary” means a Subsidiary (which may be a corporation, limited liability company, partnership or other legal entity) organized under the laws of a jurisdiction outside the United States, other than any such entity that is (whether as a matter of law, pursuant to an election by such entity or otherwise) treated as a partnership in which any Loan Party is a partner or as a branch of any Loan Party for United States income tax purposes.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Fee” has the meaning specified in Section 2.03(h).

“Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“Funded Debt” means all Indebtedness of the Borrower and the Restricted Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including Indebtedness in respect of the Loans.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder; provided that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request amendment of any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith; provided, further, that any such election, once made, shall be irrevocable.

If there occurs a change in GAAP and such change would cause a change in the method of calculation of any standards, terms or measures (including all computations of amounts and ratios) used in this Agreement (an “Accounting Change”), then the Borrower may elect that such standards, terms or measures shall be calculated as if such Accounting Change had not occurred.

“Global Intercompany Note” collectively, (a) that certain Global Intercompany Note and Subordination Agreement, dated as of the Closing Date, by and among Holdings, the Borrower and the other Restricted Subsidiaries party thereto and (b) each other supplement delivered in connection therewith.

“Goldman Sachs” has the meaning specified in the introductory paragraph to this Agreement.

“Governmental Authority” means the government of the United States, any other nation or government, any state or local, provincial, country, territorial or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (includes any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Authorization” means any authorization, approval, consent, franchise, license, covenant, order, ruling, permit, certification, exemption, notice, declaration or similar right, undertaking or other action of, to or by, or any filing, qualification or registration with any Governmental Authority.

“Granting Lender” has the meaning specified in Section 10.07(h).

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include (x) endorsements for collection or deposit in the ordinary course of business or consistent with past practice and (y) standard contractual indemnities or product warranties provided in the ordinary course of business, and provided, further, that the amount of any Guarantee shall be deemed to be the lower of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and

(ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee or, if such Guarantee is not an unconditional guarantee of the entire amount of the primary obligation and such maximum amount is not stated or determinable, the amount of such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” has the meaning specified in the definition of “Collateral and Guarantee Requirement.” For avoidance of doubt, the Borrower in its sole discretion may cause any Restricted Subsidiary that is not a Guarantor to Guarantee the Secured Obligations by causing such Restricted Subsidiary to execute and deliver to the Administrative Agent a Guaranty Supplement (as defined in the Guaranty and to satisfy the Collateral and Guarantee Requirement), and any such Restricted Subsidiary shall thereafter be a Guarantor, Loan Party and Subsidiary Guarantor (and not an Excluded Subsidiary) hereunder for all purposes; provided that if such Restricted Subsidiary is not organized in an existing Covered Jurisdiction, the jurisdiction or organization of such Restricted Subsidiary shall be reasonably satisfactory to the Collateral Agent including taking into account imposition of fiduciary duties and/or if acting as Collateral Agent or entering into Loan Documents with Subsidiaries in such jurisdiction is prohibited by applicable Law or would expose the Collateral Agent, in its capacity as such, to material additional liabilities or political risk.

“Guaranty” means, collectively, (a) the Guaranty substantially in the form of Exhibit F and (b) each other guaranty and guaranty supplement delivered pursuant to Section 6.10.

“Hazardous Materials” means all explosive or radioactive substances or wastes, and all other chemicals, pollutants, contaminants, substances or wastes of any nature regulated pursuant to any Environmental Law due to their dangerous or deleterious properties or characteristics, including petroleum or petroleum distillates, friable asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas and toxic mold.

“Hedge Bank” means (x) any Person that is a Lender, an Agent or an Affiliate of the foregoing on the Closing Date, or at the time it enters into a Swap Contract with a Loan Party or any Restricted Subsidiary and (y) any other Person designated by the Borrower with notice to the Administrative Agent that enters into a Swap Contract with a Loan Party or any Restricted Subsidiary; provided that, in the case of this clause (y), such Person shall have appointed the Administrative Agent and the Collateral Agent as its agents under the applicable Loan Documents and agreed to be bound by the provisions of Article IX in favor of the Agent as if it were a Lender and shall have been deemed to have made the representations and warranties set forth in Section 9.06 in favor of the Agents, in each case, pursuant to a writing substantially in the form of Exhibit O or otherwise reasonably satisfactory to the Borrower and the Administrative Agent.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

“Holding Company” means any Person so long as such Person directly or indirectly holds 100% of the total voting power of the Voting Stock of Holdings, and at the time such Person acquired such voting power, no Person and no group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) (other than any Permitted Holder), shall have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of such Person.

“Holdings” has the meaning specified in the introductory paragraph to this Agreement.

“Honor Date” has the meaning specified in Section 2.03(c)(i).

“Immaterial Subsidiary” means, at any date of determination, each Restricted Subsidiary of the Borrower that (i) has not guaranteed any other Indebtedness of the Borrower and (ii) has Total Assets and total revenues of less than 5.0% of Total Assets and, together with all other Restricted Subsidiaries that are Immaterial Subsidiaries (as determined in accordance with GAAP), has Total Assets and total revenues of less than 10.0% of Total Assets, in each case, measured at the end of the most recent fiscal period for which consolidated financial statements are available (which may be internal consolidated financial statements) and revenues on a pro forma basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary.

“Immediate Family Members” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships, the estate of such individual and such other individuals above) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Increased Amount” has the meaning specified in Section 7.01(b).

“Incremental Facilities” has the meaning specified in Section 2.14(a).

“Incremental Facility Amendment” has the meaning specified in Section 2.14(d).

“Incremental Facility Closing Date” has the meaning specified in Section 2.14(d).

“Incremental Incurrence Test” has the meaning specified in Section 2.14 (a).

“Incremental Revolving Credit Commitments” has the meaning specified in Section 2.14(e).

“Incremental Revolving Lender” has the meaning specified in Section 2.14(d).

“Incremental Term Loans” has the meaning specified in Section 2.14(a).

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred,” “Incurring” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of indebtedness of such Person for borrowed money;

(2) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables or similar obligations, including accrued expenses owed, to a trade creditor), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5) Capitalized Lease Obligations of such Person;

(6) the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Borrower) and (b) the amount of such Indebtedness of such other Persons;

(8) Guarantees by such Person of the principal component of Indebtedness of the type referred to in clauses (1), (2), (3), (4), (5) and (9) hereof of other Persons to the extent guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement);

with respect to clauses (1), (2), (3), (4), (5) and (9) above, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness. Indebtedness shall be calculated without giving effect to the effects of Financial Accounting Standards Board Accounting Standards Codification Topic No. 815—Derivatives and Hedging and related pronouncements to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

Notwithstanding the foregoing, in no event shall the following constitute Indebtedness:

(i) Contingent Obligations Incurred in the ordinary course of business or consistent with past practice, other than Guarantees or other assumptions of Indebtedness;

(ii) Cash Management Obligations;

(iii) any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on December 31, 2018, Non-Financing Lease Obligations, Sale and Leaseback Transactions or any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practice;

(iv) obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) incurred prior to the Closing Date or in the ordinary course of business or consistent with past practice;

(v) in connection with the purchase by the Borrower or any Restricted Subsidiary of any business, any deferred or prepaid revenue, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(vi) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes;

(vii) obligations under or in respect of Qualified Securitization Financing or Receivables Facilities;

(viii) deferred obligations owing to the Permitted Holders pursuant to management agreements in effect on the Closing Date;

(ix) Indebtedness of any Parent Entity appearing on the balance sheet of the Borrower solely by reason of push down accounting under GAAP;

(x) Capital Stock (other than in the case of clause (6) above, Disqualified Stock or Preferred Stock of a Restricted Subsidiary); or

(xi) amounts owed to dissenting stockholders (including in connection with, or as a result of, exercise of dissenters’ or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, amalgamation, merger or transfer of assets that complies with Section 7.04 hereof.

“Indemnified Liabilities” has the meaning specified in Section 10.05.

“Indemnified Taxes” means (a) all Taxes, other than Excluded Taxes, imposed on or in respect of any payment made by or on account of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitees” has the meaning specified in Section 10.05.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing; provided, however, that such firm or appraiser is not an Affiliate of the Borrower.

“Information” has the meaning specified in Section 10.08.

“Initial Agreement” has the meaning specified in Section 7.08(b)(xvi).

“Initial Revolving Borrowing” means one or more borrowings of Revolving Credit Loans or issuances or deemed issuances of Letters of Credit on the Closing Date as specified in the definition of the term “Permitted Initial Revolving Borrowing.”

“Initial Term Commitment” means, as to any Lender, its obligation to make an Initial Term Loan to the Borrower on the Closing Date pursuant to Section 2.01 in an aggregate principal amount not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01(A) under the caption “Initial Term Commitment” or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable. The initial aggregate amount of the Initial Term Commitments is $575.0 million.

“Initial Term Lender” means, at any time, any Lender that has an Initial Term Commitment or an Initial Term Loan at such time.

“Initial Term Loan” means (i) a Loan made pursuant to Section 2.01(a)(i). Initial Term Loans made pursuant to Section 2.01(a) on the Closing Date shall be deemed to constitute one Class of Loans for all purposes hereunder.

“Intellectual Property” means all U.S. and non-U.S. (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress, and other source identifiers, designs and domain names, (c) copyrights, (d) design rights, inventions, original works of authorship, trade secrets, confidential information, know-how and all other intellectual property rights and interests, whether registered or unregistered and (e) all registrations and applications for registration therefor.

“Intercompany License Agreement” means any cost sharing agreement, commission or royalty agreement, license or sublicense agreement, distribution agreement, services agreement, IP Rights assignment or transfer agreement, any related agreements or similar agreements, in each case where all parties to such agreement are one or more of Holdings, the Borrower or a Restricted Subsidiary.

“Interest Coverage Ratio” means the ratio of (a) LTM EBITDA as of such date to (b) Consolidated Cash Interest Expense as of such date.

“Interest Payment Date” means (a) as to any SOFR Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided, that if any Interest Period for a SOFR Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; (b) as to any Daily SOFR Loan, each date that is on the numerically corresponding day in each calendar month that is one month (or, at the Borrower’s option, three months) after the borrowing date of such Daily SOFR

Loan (or, if there is no such numerically corresponding day in such month, then the last day of such month) and the date on which such Daily SOFR Loan is repaid or converted in full; (c) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date of the Facility under which such Loan was made; (d) as to any Alternative Revolver Currency Daily Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date and (d) as to any Alternative Revolver Currency Term Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date; provided, however, that if any Interest Period for an Alternative Revolver Currency Term Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall be Interest Payment Dates.

“Interest Period” means, as to each SOFR Loan or Alternative Revolver Currency Term Rate Loan, the period commencing on the date such Loan is disbursed or converted to or continued as a SOFR Loan or Alternative Revolver Currency Term Rate Loan, as applicable, and ending on the date one, three or six months thereafter; provided that:

(b) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(c) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(d) no Interest Period shall extend beyond the Maturity Date of the Facility under which such Loan was made.

Notwithstanding the foregoing, the end of the initial Interest Period for the Term Loans following the Amendment No. 1 Effective Date shall be March 19, 2021.

“Intermediate Holding Company” means any wholly-owned Subsidiary of Holdings that directly or indirectly through another Intermediate Holding Company, owns 100.0% of the issued and outstanding Capital Stock of the Borrower.

“Investment” means, with respect to any Person, (a) all investments by such Person in other Persons (including Affiliates) in the form of any advances, loans or other extensions of credit (excluding (i) accounts receivable, trade credit, advances or extensions of credit to customers, suppliers, future, present or former employees, directors, officers, managers, contractors, consultants or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of any Person in the ordinary course of business or consistent with past practice, (ii) any debt or extension of credit represented by a bank deposit other than a time deposit, (iii) intercompany advances arising from cash management, tax and accounting operations and (iv) intercompany loans, advances or Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP and (b) any purchase or other acquisition (other than purchases or other acquisitions of inventory, materials and equipment in the ordinary course of business and capital expenditures), of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business or division of such Person; provided, that endorsements of negotiable instruments and documents in the ordinary course of business or consistent with past practice will not be deemed to be an Investment.

For purposes of Sections 6.13 and 7.06 hereof:

(1) “Investment” will include the portion (proportionate to Holdings’ equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdings will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Holdings’ “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to Holdings’ equity interest in such Subsidiary) of the fair market value of the net assets (as determined by the Borrower in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary;

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined by the Borrower in good faith; and

(3) if Holdings or any Restricted Subsidiary issues, sells or otherwise disposes of Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any investment by Holdings or any Restricted Subsidiary in such Person remaining after giving effect thereto shall not be deemed to be an Investment at such time.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash and Cash Equivalents by Holdings or a Restricted Subsidiary in respect of such Investment to the extent such amounts do not increase any other baskets under this Agreement.

“Investment Grade Securities” means:

(1) securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) securities issued or directly and fully guaranteed or insured by the Canadian, United Kingdom or Japanese governments, a member state of the European Union, or any agency or instrumentality thereof (other than Cash Equivalents);

(3) debt securities or debt instruments with a rating of “BBB-” or higher from S&P or “Baa3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Rating Organization, but excluding any debt securities or instruments constituting loans or advances among Holdings and its Subsidiaries;

(4) investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution; and

(5) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“IP Rights” has the meaning specified in Section 5.14.

“IPO” means any transaction whereby, or upon the consummation of which, a Parent Entity of Holdings’ or Holdings’ common Equity Interests are, or may thereafter be, offered or sold (whether through an initial primary underwritten public offering or otherwise) pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act, or to the equivalent registration documents filed with the equivalent authority in the applicable foreign jurisdiction.

“ISDA CDS Definitions” has the meaning specified in Section 10.01.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Judgment Currency” has the meaning specified in Section 10.17.

“Junior Priority Indebtedness” means Indebtedness of the Borrower and/or the Guarantors that is secured by Liens on the Collateral ranking junior in priority to the Liens securing the Secured Obligations of the Borrower and/or the Guarantors as permitted by this Agreement.

“JV Entity” means any joint venture of Holdings or any Restricted Subsidiary that is not a Subsidiary.

“L/C Advance” means, with respect to each Revolving Credit Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the applicable Honor Date or refinanced as a Revolving Credit Borrowing.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the renewal or increase of the amount thereof.

“L/C Exposure” means, at any time, the sum of (a) the undrawn portion of the Outstanding Amount of all Letters of Credit at such time and (b) the Outstanding Amount of all L/C Borrowings in respect of Letters of Credit that have not yet been reimbursed by or on behalf of the Borrower at such time. The L/C Exposure of any Revolving Credit Lender at any time shall be its Applicable Percentage of the aggregate L/C Exposure at such time.

“L/C Issuer” means (i) Goldman Sachs or any of its Affiliates selected by Goldman Sachs, Morgan Stanley Senior Funding, Inc., JPMorgan Chase Bank, N.A., Jefferies Finance LLC (provided that Jefferies Finance LLC will cause Letters of Credit to be issued by unaffiliated financial institutions and such Letters of Credit shall be treated as issued by Jefferies Finance LLC for all purposes under the Loan Documents), Wells Fargo Bank, National Association, PNC Bank, National Association, HSBC Bank USA, National Association, Royal Bank of Canada and BNP Paribas and (ii) any other Lender (or any of its Affiliates) that becomes an L/C Issuer in accordance with Section 2.03(j) or Section 10.07(j); in the case of each of clause (i) through (ii) above, in its capacity as an issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder.

“L/C Issuer Sublimit” means with respect to (i) Goldman Sachs, on the Amendment No. 5 Effective Date, $34,000,000, (ii) JPMorgan Chase Bank, N.A., on the Amendment No. 5 Effective Date, $34,000,000, (iii) Wells Fargo Bank, National Association, on the Amendment No. 5 Effective Date, $34,000,000, (iv) PNC Bank, National Association, on the Amendment No. 5 Effective Date, $34,000,000, (v) HSBC Bank USA, National Association, on the Amendment No. 5 Effective Date, $34,000,000, (vi) Royal Bank of Canada, on the Amendment No. 5 Effective Date, $27,000,000, (vii) BNP Paribas, on the Amendment No. 5 Effective Date, $24,000,000, (viii) Morgan Stanley Senior Funding, Inc., on the Amendment No. 5 Effective Date, $20,000,000, (ix) Jefferies Finance LLC, on the Amendment No. 5 Effective Date, $10,000,000, and with respect to any other L/C Issuer, such amount as may be mutually agreed between the Borrower and such L/C Issuer and notified in writing to the Administrative Agent by such parties.

“L/C Obligation” means, as at any date of determination, the aggregate maximum amount then available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts in respect of Letters of Credit, including all L/C Borrowings. For all purpose under this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, the “Outstanding Amount” of such Letter of Credit shall be deemed to be the amount so remaining available to be drawn.

“Latest Maturity Date” means, at any date of determination, the latest Maturity Date applicable to any Loan or Commitment hereunder at such time, including the latest maturity date of any Extended Revolving Credit Commitment, Extended Term Loan or Incremental Term Loan, in each case as extended in accordance with this Agreement from time to time.

“Laws” means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“LCT Election” has the meaning specified in Section 1.09(a).

“LCT Public Offer” has the meaning specified in Section 1.09(a).

“LCT Test Date” has the meaning specified in Section 1.09(a).

“Lead Arrangers” means Goldman Sachs, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, PNC Capital Markets LLC and HSBC Securities (USA) Inc., each in its capacity as joint lead arranger in respect of the credit facilities provided herein.

“Lender” has the meaning specified in the introductory paragraph to this Agreement and, as the context requires, includes an L/C Issuer, and its successors and assigns as permitted hereunder, each of which is referred to herein as a “Lender.”

“Lender Participation Notice” has the meaning specified in Section 2.05(d)(iii).

“Letter of Credit” means any letter of credit issued hereunder. A Letter of Credit may be a commercial letter of credit or a standby letter of credit. Letters of Credit may be issued in Dollars or in an Alternative L/C Currency approved in writing by the L/C Issuer in respect thereof.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the relevant L/C Issuer.

“Letter of Credit Expiration Date” means, for Letters of Credit under the Revolving Credit Facility, the day that is five (5) Business Days prior to the scheduled Maturity Date then in effect for the Revolving Credit Facility (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Sublimit” means an amount equal to the lesser of (a) $250.0 million and (b) the aggregate amount of the Revolving Credit Commitments.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, hypothecation or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that in no event shall Non-Financing Lease Obligations be deemed to constitute a Lien.

“Limited Condition Transaction” means (1) any Investment or acquisition (whether by merger, amalgamation, consolidation or other business combination or the acquisition of Capital Stock or otherwise and which may include, for the avoidance of doubt, a transaction that may constitute a Change of Control), whose consummation is not conditioned on the availability of, or on obtaining, third party financing, (2) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment; and (3) any dividend or distribution declared by Holdings or any of its restricted subsidiaries following an initial public offering of such entity.

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a Term Loan or a Revolving Credit Loan (including any Incremental Term Loans, any Extended Term Loans or loans made pursuant to Extended Revolving Credit Commitments).

“Loan Documents” means, collectively, (i) this Agreement, (ii) the Notes, (iii) each Guaranty, (iv) the Collateral Documents, (v) each Letter of Credit Application, (vi) any Customary Intercreditor Agreement and (vii) the Global Intercompany Note, in each case as amended.

“Loan Parties” means, collectively, (i) the Borrower, (ii) Holdings, and (iii) each other Guarantor.

“Local Time” means local time in New York City, with respect to the times for (i) the determination of “Dollar Equivalent” and (ii) the receipt and sending of notices by and to and the disbursement by or payment to the Administrative Agent, any L/C Issuer or Lender with respect to Loans and Letters of Credit denominated in Dollars.

“LTM EBITDA” means Consolidated EBITDA of Holdings measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements are available, in each case with such pro forma adjustments giving effect to such Indebtedness, acquisition or Investment, as applicable, since the start of such four quarter period and as are consistent with the pro forma adjustments set forth in Section 1.09; provided, that to the extent LTM EBITDA is being tested as of the last day of any Test Period, the financial statements used for such calculation shall be those referenced in the definition of “Test Period.”

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, future, present or former employees, directors, officers, managers, contractors, consultants or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of any Parent Entity, Holdings or any Restricted Subsidiary:

(1) (a) in respect of travel, entertainment, relocation or moving related expenses, payroll advances and other analogous or similar expenses or payroll expenses, in each case Incurred in the ordinary course of business or consistent with past practice or (b) for purposes of funding any such person’s purchase of Capital Stock (or similar obligations) of Holdings, its Subsidiaries or any Parent Entity with (in the case of this clause (1)(b)) the approval of the Board of Directors;

(2) in respect of relocation or moving related expenses, payroll advances and other analogous or similar expenses or payroll expenses, in each case Incurred in connection with any closing or consolidation of any facility or office; or

(3) not exceeding the greater of $5.5 million and 2.5% of LTM EBITDA in the aggregate outstanding at the time of incurrence.

“Management Stockholders” means the members of management of Holdings (or any Parent Entity) or its Subsidiaries who are holders of Capital Stock of the Holdings or of any Parent Entity on the Closing Date or become holders of such Capital Stock.

“Master Agreement” has the meaning specified in the definition of “Swap Contract.”

“Material Adverse Effect” means a material adverse effect on (a) the business or financial condition or results of operations of Holdings and its Restricted Subsidiaries, taken as a whole, (b) the material rights and remedies (taken as a whole) of the Administrative Agent, the Collateral Agent or the Lenders under the Loan Documents (other than due to the action or inaction of the Administrative Agent, the Collateral Agent or the Lenders) or (c) the ability of the Borrower and the Guarantors, taken as a whole, to perform their payment obligations under the Loan Documents.

“Material Intellectual Property” means any Intellectual Property owned by the Borrower and its Subsidiaries that is material to the business of Borrower and the Restricted Subsidiaries after giving effect to any designation of an Unrestricted Subsidiary, taken as a whole (whether owned as of the Closing Date or thereafter acquired).

“Material Real Property” means (a) any fee interest in real property owned by a Loan Party on the Closing Date, having a fair market value in excess of $10,000,000, as set forth on Schedule 1.01B to the Closing Date Certificate, (b) the Borrower’s headquarters located at 3901 Midway Place NE, Albuquerque, NM 87109 and (c) any fee interest in real property acquired by any Loan Party following the Closing Date located in the United States with a fair market value in excess of $10,000,000.

“Material Subsidiary” means, at any date of determination, each Restricted Subsidiary of the Borrower that is not an Immaterial Subsidiary (but including, in any case, any Restricted Subsidiary that has been designated as a Material Subsidiary as provided in, or has been designated as an Immaterial Subsidiary in a manner that does not comply with, the definition of “Immaterial Subsidiary”).

“Maturity Date” means (a) with respect to the Revolving Credit Facility, February 18, 2031 (and, with respect to any Extended Revolving Credit Commitments, the maturity date applicable to such Extended Revolving Credit Commitments in accordance with the terms hereof); provided that, if any Initial Term Loans remain outstanding on the date (the “Revolving Springing Maturity Date”) that is ninety-one (91) days prior to the Maturity Date in respect of the Initial Term Loans then in effect, then the Revolving Credit Facility will mature, and the commitments thereunder will terminate, on the Revolving Springing

Maturity Date, (b) with respect to Initial Term Loans, the seventh anniversary of the Closing Date, or (c) with respect to any (i) Extended Term Loan, the maturity date applicable to such Extended Term Loan in accordance with the terms hereof or (ii) Incremental Term Loan, the maturity date applicable to such Incremental Term Loan in accordance with the terms hereof; provided, that if any such day is not a Business Day, the Maturity Date shall be the Business Day immediately preceding such day.

“Maximum Tender Condition” has the meaning specified in Section 2.17(b).

“Mexican Peso” and “MXN” mean lawful money of Mexico.

“MFN Adjustment” has the meaning specified in Section 2.14(b).

“MFN Qualifying Term Loans” means any term loans that are (i) secured by the Collateral on a pari passu basis with the Initial Term Loans and (ii) pari passu in right of payment with the Initial Term Loans.

“Minimum Extension Condition” has the meaning specified in Section 2.15(b).

“Minimum Tender Condition” has the meaning specified in Section 2.17(b).

“Minimum Tranche Amount” has the meaning specified in Section 2.15(b).

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Mortgage” means, collectively, the deeds of trust, trust deeds, deeds of hypothecation, security deeds, immovable hypothecs, and mortgages creating and evidencing a Lien on a Mortgaged Property made by the Loan Parties in favor or for the benefit of the Collateral Agent on behalf of the Secured Parties in form and substance reasonably satisfactory to the Collateral Agent, and any other mortgages executed and delivered pursuant to Section 4.01 and Section 6.10 and/or Section 6.12, as applicable.

“Mortgage Policies” has the meaning specified in paragraph (f) of the definition of Collateral and Guarantee Requirement.

“Mortgaged Property” means each Material Real Property which shall be subject to a Mortgage delivered pursuant to Section 4.01, Section 6.10 and/or Section 6.12, as applicable.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the immediately preceding six (6) years, has made or been obligated to make contributions.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Available Cash” with respect to any Asset Disposition or Casualty Event (as applicable) means cash proceeds received (including any cash proceeds received from the sale or other disposition of any non-cash consideration received in any Asset Disposition, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, consulting, investment banking, survey costs, title and recording expenses, title insurance premiums, payments made in order to obtain a necessary consent or required by applicable law, brokerage and sales commissions, relocation expenses, commissions, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such transaction;

(2) all Taxes paid, reasonably estimated to be payable, Tax reserves set aside or payable or accrued as a liability under GAAP (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution or deemed distribution of such proceeds to Holdings or any of its Subsidiaries, transfer taxes, deed or mortgage recording taxes and Taxes that would be payable in connection with any repatriation of such proceeds), as a consequence of such transaction, including distributions made in accordance with Section 7.06(b)(ix)(C) or any transactions occurring or deemed to occur to effectuate a payment under this Agreement;

(3) in the case of any Asset Disposition of assets that do not constitute Collateral, all payments made on any Indebtedness which is secured by any assets subject to such transaction, in accordance with the terms of any Lien upon such assets, or which by applicable law is required to be repaid out of the proceeds from such transaction;

(4) all distributions and other payments required to be made to non-controlling interest or minority interest holders (other than any Parent Entity, Holdings or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such transaction;

(5) all costs associated with unwinding any related Hedging Obligations in connection with such transaction;

(6) the deduction of appropriate amounts required to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such transaction and retained by Holdings or any Restricted Subsidiary after such transaction, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction;

(7) any portion of the purchase price from such transaction placed in escrow, whether for the satisfaction of any indemnification obligations in respect of such transaction, as a reserve for adjustments to the purchase price associated with any such transaction or otherwise in connection with such transaction; and

(8) the amount of any liabilities (other than Indebtedness in respect of this Agreement and any other Indebtedness secured on an equal or junior priority basis with the foregoing) directly associated with such asset being sold and retained by Holdings or any of its Restricted Subsidiaries.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Borrower and after taking into account any available tax credit or deductions and any tax sharing agreements, and including any distributions made in accordance with Section 7.06(b)(ix)(C)).

“Net Short Lender” has the meaning specified in Section 10.01.

“Non-Consenting Lender” has the meaning specified in Section 3.06(d).

“Non-Extension Notice Date” has the meaning specified in Section 2.03(b)(iii).

“Non-Financing Lease Obligation” means any other lease obligation that is not required to be accounted for as a financing or capital lease in accordance with GAAP. For the avoidance of doubt, an operating lease shall be considered a Non-Financing Lease Obligation.

“Non-Loan Party” means any Restricted Subsidiary that is not a Borrower or Guarantor.

“Note” means a Term Note or a Revolving Credit Note as the context may require.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Rate in effect on such day and (b) the Overnight Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided, that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Obligations” means any principal, interest (including Post-Petition Interest and fees accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Borrower or any Guarantor whether or not a claim for Post-Petition Interest or fees is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Offered Loans” has the meaning specified in Section 2.05(d)(iii).

“Officer” means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, any Managing Director, the Secretary or any Assistant Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of this Agreement by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Organization Documents” means (a) with respect to any corporation or company, the certificate or articles of incorporation, the memorandum and articles of association, any certificates of change of name and/or the bylaws; (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, declaration, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Original Acquisition Agreement Earn-Out” means earn-outs pursuant to that certain Share Purchase Agreement, dated as of June 23, 2016, by and among ATI Investment Parent, LLC, a Delaware limited liability company, Holdings, the Borrower, the sellers and other parties signatory thereto and Ron P. Corio, solely as the seller representative.

“Other Applicable Indebtedness” has the meaning specified in Section 2.05(b)(ii)(C).

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan, Letter of Credit or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06).

“Outstanding Amount” means (a) with respect to any Loan on any date, the outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments thereof (including any refinancing of outstanding Unreimbursed Amounts under Letters of Credit or L/C Borrowings as a Revolving Credit Borrowing) occurring on such date; and (b) with respect to any Letter of Credit, Unreimbursed Amount, L/C Borrowing or L/C Obligations on any date, the Dollar Equivalent of the outstanding amount thereof on such date after giving effect to any related L/C Credit Extension occurring on such date and any other changes thereto as of such date, including as a result of any reimbursements of outstanding Unreimbursed Amounts under related Letters of Credit (including any refinancing of outstanding Unreimbursed Amounts under related Letters of Credit or related L/C Credit Extensions as a Revolving Credit Borrowing) or any reductions in the maximum amount available for drawing under related Letters of Credit taking effect on such date.

“Overnight Rate” shall mean, for any day, (a) with respect to any amount denominated in Dollars, the rate comprised of both overnight federal funds and overnight eurodollar borrowings by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the Federal Reserve Bank of New York’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate and (b) with respect to any amount denominated in an Alternative Currency, an overnight rate determined by the Administrative Agent or each applicable L/C Issuer, as the case may be, in accordance with banking industry rules on interbank compensation.

“Parent Entity” means any direct or indirect parent of the Holdings.

“Parent Entity Expenses” means:

(1) fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) Incurred or paid by any Parent Entity in connection with reporting obligations under or otherwise Incurred or paid in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, this Agreement or any other agreement or instrument relating to the Loans, the Guarantees or any other Indebtedness of Holdings or any Restricted Subsidiary, including in respect of any reports filed or delivered with respect to the Securities Act, Exchange Act or the rules and regulations promulgated thereunder;

(2) customary salary, bonus, severance, indemnity, insurance (including premiums therefor) and other benefits payable to any employee, director, officer, manager, contractor, consultant or advisor of any Parent Entity or other Persons under its articles, charter, by-laws, partnership agreement or other organizational documents or pursuant to written agreements with any such Person;

(3) obligations of any Parent Entity in respect of director and officer insurance (including premiums therefor) to the extent relating to Holdings and its Subsidiaries;

(4) (x) general corporate operating and overhead fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) and following the first public offering of the Borrower’s Capital Stock or the Capital Stock of any Parent Entity, listing fees and other costs and expenses attributable to being a publicly traded company of any Parent Entity and (y) other operational expenses of any Parent Entity related to the ownership or operation of the business of Holdings or any of its Restricted Subsidiaries;

(5) expenses Incurred by any Parent Entity in connection with (i) any offering, sale, conversion or exchange of Capital Stock or Indebtedness (whether or not consummated or successful) and, after the consummation of an initial public offering, any Public Company Costs and (ii) any related compensation paid to employees, directors, officers, managers, contractors, consultants or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of such Parent Entity;

(6) amounts payable pursuant to any management services or similar agreements or the management services provisions in an investor rights agreement or other equityholders’ agreement (including any amendment thereto or replacement thereof so long as any such amendment or replacement is not materially disadvantageous in the reasonable determination of the Borrower to the Lenders when taken as a whole, as compared to the management services or similar agreements as in effect immediately prior to such amendment or replacement), solely to the extent such amounts are not paid directly by Holdings or its Subsidiaries; and

(7) amounts to finance Investments that would otherwise be permitted to be made pursuant to Section 7.06 hereof if made by Holdings or a Restricted Subsidiary; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such Parent Entity shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or equity interests) to be contributed to the capital of Holdings or one of its Restricted Subsidiaries or (2) the merger, consolidation or amalgamation of the Person formed or acquired into Holdings or one of its Restricted Subsidiaries (to the extent not prohibited by Section 7.04 hereof) in order to consummate such Investment, (C) such Parent Entity and its Affiliates (other than Holdings or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent Holdings or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Agreement and such consideration or other payment is included as a Restricted Payment under this Agreement, (D) any property received by Holdings shall not increase amounts available for Restricted Payments pursuant to Section 7.06(a) hereof and (E) such Investment shall be deemed to be made by Holdings or such Restricted Subsidiary pursuant to a provision of Section 7.06 hereof or pursuant to the definition of “Permitted Investment.”

“Pari Passu Indebtedness” means Indebtedness of the Borrower which ranks equally in right of payment and security to the Secured Obligations or of any Guarantor if such Indebtedness ranks equally in right of payment and security to the Guaranty of the Secured Obligations.

“Participant” has the meaning specified in Section 10.07(e).

“Participant Register” has the meaning specified in Section 10.07(e).

“Participating Member State” means any member state of the European Union that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding six (6) years.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Alternative Incremental Facilities Debt” has the meaning specified in Section 7.03(b)(xx).

“Permitted Acquisition” means the purchase or other acquisition of property and assets or businesses of any Person or of assets constituting a business unit, a line of business or division of such Person, or equity interests in a Person that, upon the consummation thereof, will be a Restricted Subsidiary of the Borrower (including as a result of a merger or consolidation); provided that (i) except in the case of a Limited Condition Transaction (in which case, compliance with this clause (i) shall be determined in accordance with Section 1.09(a)), immediately before and immediately after giving pro forma effect to any such purchase or other acquisition, no Event of Default shall have occurred and be continuing, (ii) after giving effect to any such purchase or other acquisition, the Borrower shall be in compliance with the covenant in Section 7.11 and (iii) to the extent required by the Collateral and Guarantee Requirement, (A) the property, assets and businesses acquired in such purchase or other acquisition shall become Collateral and (B) any such newly created or acquired Restricted Subsidiary (other than an Excluded Subsidiary) shall become Guarantors, in each case in accordance with Section 6.10.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents between the Borrower or any of the Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 7.05 hereof.

“Permitted Debt Exchange” has the meaning specified in Section 2.17(a).

“Permitted Debt Exchange Notes” has the meaning specified in Section 2.17(a).

“Permitted Debt Exchange Offer” has the meaning specified in Section 2.17(a).

“Permitted Holders” means, collectively, (i) the Sponsor, (ii) Ronald Corio, the Management Stockholders (including any Management Stockholders holding Capital Stock through an equityholding vehicle) and rollover equity investors, (iii) any heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of a person identified in clause (ii) above, (iv) any trust, the beneficiaries of which, or a corporation or partnership, the stockholders or partners of which, include only a person identified in clause (ii) above, his or her spouse, parents, siblings, members of his or her immediate family (including adopted children and step children) and/or direct lineal descendants) (v) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing, any Holding Company, Permitted Plan or any Person or group that becomes a Permitted Holder specified in the last sentence of this definition are members and any member of such group; provided that, in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in subclauses (i) through (iv), collectively, have beneficial ownership of more than 50.0% of the total voting power of the Voting Stock of Holdings or any Parent Entity held by such group, (vi) any Holding Company and (vii) any Permitted Plan. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control the Event of Default resulting from which is waived in accordance with the requirements of this Agreement, will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Initial Revolving Borrowing” means (a) one or more Borrowings of Revolving Credit Loans (i) in an aggregate amount of this clause (i) of up to $20,000,000 to pay any Transaction Expenses and for working capital and general corporate purposes (including without limitation, for Permitted Acquisitions and capital expenditures, but not, for the avoidance of doubt, to fund the Closing Distribution) and (ii) to finance any amount of original issue discount or upfront fees imposed pursuant to the “market flex” provisions of the Fee Letter, and (b) the issuance of Letters of Credit in replacement of, or as a backstop for, letters of credit of the Borrower or the Restricted Subsidiaries outstanding on the Closing Date.

“Permitted Intercompany Activities” means any transactions between or among the Borrower and the Restricted Subsidiaries that are entered into in the ordinary course of business or consistent with past practice of the Borrower and the Restricted Subsidiaries and, in the reasonable determination of the Borrower are necessary or advisable in connection with the ownership or operation of the business of the Borrower and the Restricted Subsidiaries, including (i) payroll, cash management, purchasing, insurance and hedging arrangements; (ii) management, technology and licensing arrangements; and (iii) customary loyalty and rewards programs.

“Permitted Investments” means (in each case, by the Borrower or any of the Restricted Subsidiaries):

(a) Investments in (i) a Restricted Subsidiary (including the Capital Stock of, or guarantees of obligations of, a Restricted Subsidiary) or the Borrower or (ii) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary; provided that the aggregate amount of Investments pursuant to this clause (a) in Persons that are not Loan Parties shall not exceed the greater of $107.0 million and 50% of LTM EBITDA

(b) Investments in another Person if such Person is engaged, directly or through entities that will be Restricted Subsidiaries, in any Similar Business and as a result of such Investment such other Person, in one transaction or a series of transactions, is merged, amalgamated, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets (or such division, business unit, product line or business) to, or is liquidated into, the Borrower or a Restricted Subsidiary, and any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, combination, transfer or conveyance;

(c) (i) Permitted Acquisitions and (ii) any Investment held by a Restricted Subsidiary acquired pursuant to a Permitted Acquisition at the time of such Permitted Acquisition; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation, combination, transfer or conveyance; provided, further, that the aggregate amount of Investments in Persons pursuant to this clause (c) that are not Loan Parties shall not exceed the greater of $213.0 million and 100% of LTM EBITDA; provided that the foregoing limitation shall not apply in the event that, after giving pro forma effect to the applicable Permitted Acquisition, 75% of Consolidated EBITDA of the target is or will become attributable to the Loan Parties;

(d) Investments in cash, Cash Equivalents or Investment Grade Securities;

(e) Investments in receivables owing to the Borrower or any Restricted Subsidiary created or acquired in the ordinary course of business or consistent with past practice;

(f) Investments in payroll, travel, entertainment, relocation, moving related and similar advances that are made in the ordinary course of business or consistent with past practice;

(g) Management Advances;

(h) Investments (including debt obligations and equity interests) (a) received in settlement, compromise or resolution of debts created in the ordinary course of business or consistent with past practice, (b) in exchange for any other Investment or accounts receivable, endorsements for collection or deposit and trade arrangements, (c) as a result of foreclosure, perfection or enforcement of any Lien, (d) in satisfaction of judgments or (e) pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or litigation, arbitration or other disputes or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(i) Investments made as a result of the receipt of promissory notes or other non-cash consideration (including earn-outs) from a sale or other disposition of property or assets, including an Asset Disposition;

(j) Investments existing or pursuant to binding commitments, agreements or arrangements in effect on the Closing Date; provided that any such Investment in an outstanding amount in excess of $3.0 million shall be listed on Schedule 1.01G to the Closing Date Certificate and (b) any modification, replacement, renewal, reinvestment or extension of Investments existing on the Closing Date; provided that the amount of any such Investment may not be increased except (i) as required by the terms of such Investment or binding commitment as in existence on the Closing Date (including in respect of any unused commitment), plus any accrued but unpaid interest (including any accretion of interest, original issue discount or the issuance of pay-in-kind securities) and premium payable by the terms of such Indebtedness thereon and fees and expenses associated therewith as of the Closing Date or (ii) as otherwise permitted under this Agreement;

(k) Hedging Obligations, including any terminations or unwinding thereof, which transactions or obligations are not prohibited by Section 7.03 hereof;

(l) pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 7.01 hereof;

(m) any Investment to the extent made using Capital Stock of Holdings (other than Disqualified Stock) or Capital Stock of any Parent Entity or any Unrestricted Subsidiary (other than an Unrestricted Subsidiary whose only material assets are Cash and Cash Equivalents) as consideration;

(n) any transaction to the extent constituting an Investment that is permitted and made in accordance with Section 7.07(b) hereof (except those described in Sections 7.07(b)(i), (iv), (viii), (ix) and (xiv));

(o) Investments consisting of (i) asset purchases (including acquisitions of inventory, supplies, materials, equipment and similar assets) or (ii) licenses, sublicenses, cross-licenses, leases, subleases, assignments, transfers, contributions or other Investments of IP Rights or other intangibles or services in the ordinary course of business pursuant to any joint research or development, joint venture, strategic alliance or marketing arrangements with other Persons or any Intercompany License Agreement and any other Investments made in connection therewith;

(p) (i) Guarantees of Indebtedness not prohibited by Section 7.03 hereof and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business or consistent with past practice, and (ii) performance guarantees and Contingent Obligations with respect to obligations that are permitted by this Agreement;

(q) Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by this Agreement;

(r) Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged or amalgamated into or consolidated with the Borrower or merged or amalgamated into or consolidated with a Restricted Subsidiary after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation, or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(s) any Investment in any Subsidiary or any joint venture in the ordinary course of business or consistent with past practice (including any cash management arrangements, cash pooling arrangements, intercompany loans or activities related thereto);

(t) [reserved];

(u) contributions to a “rabbi” trust for the benefit of any employee, director, officer, manager, contractor, consultant, advisor or other service providers or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Borrower, and Investments relating to non-qualified deferred payment plans in the ordinary course of business or consistent with past practice;

(v) Investments in joint ventures and similar entities and Unrestricted Subsidiaries having a fair market value, when taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of $52.5 million and 35.0% of LTM EBITDA at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns

(including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments received by the Borrower or a Restricted Subsidiary (without duplication for purposes of Section 7.06 of any amounts applied pursuant to Section 7.06(a)) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Borrower or a Restricted Subsidiary at the date of the making of such Investment and such person becomes the Borrower or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (i) or (ii) above and shall cease to have been made pursuant to this clause;

(w) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (w) that are at that time outstanding, not to exceed the greater of $96.0 million and 45.0% of LTM EBITDA (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus unused amounts pursuant to Section 7.06(b)(xvii)(i) and Section 7.06(b)(xxiv), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments received by the Borrower or a Restricted Subsidiary (without duplication for purposes of Section 7.06 of any amounts applied pursuant to Section 7.06(a)); provided that if such Investment is in Capital Stock of a Person that subsequently becomes the Borrower or a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (i) or (ii) above and shall not be included as having been made pursuant to this clause (w);

(x) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of $54.0 million and 25.0% of LTM EBITDA (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments (without duplication for purposes of Section 7.06 of any amounts applied pursuant to Section 7.06(a) hereof) with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; provided, however, that if any Investment pursuant to this clause is made in any Person that is not the Borrower or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Borrower or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) or (b) above and shall cease to have been made pursuant to this clause;

(y) [reserved];

(z) [reserved];

(aa) [reserved];

(bb) Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 6.13;

(cc) [reserved];

(dd) Investments consisting of commissions advances to producers that may not be earned through personal production and that may be earned over time or written off by the Borrower as unearned salary;

(ee) guaranty and indemnification obligations arising in connection with surety bonds issued in the ordinary course of business or consistent with past practice;

(ff) Investments (a) consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with past practice, (b) made in the ordinary course of business or consistent with past practice in connection with obtaining, maintaining or renewing client, franchisee and customer contacts and loans, (c)(i) advances, loans, extensions of credit (including the creation of receivables) or (ii) prepayments made to, and guarantees with respect to obligations of, franchisees, distributors, suppliers, lessors, licensors and licensees, in each case in the ordinary course of business or consistent with past practice or (d) received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers in the ordinary course of business or consistent with past practice;

(gg) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with past practice;

(hh) Investments consisting of endorsements for collection or deposit and trade arrangements with customers (or any comparable or similar provisions in other applicable jurisdictions) in the ordinary course of business or consistent with past practice;

(ii) non-cash Investments in connection with tax planning and reorganization activities, Investments in connection with any Permitted Intercompany Activities, Permitted IPO Reorganization and Permitted Tax Restructuring and related transactions;

(jj) Investments made from casualty insurance proceeds in connection with the replacement, substitution, restoration or repair of assets on account of a Casualty Event; and

(kk) so long as no Specified Default shall have occurred and is continuing or would result therefrom, any other Investment so long as, immediately after giving pro forma effect to the Investment and the incurrence of any Indebtedness the net proceeds of which are used to make such Investment, the Consolidated Total Leverage Ratio shall be no greater than 1.80 to 1.00.

“Permitted IPO Reorganization” means any transaction taken by Holdings or any of its Restricted Subsidiaries in connection with and reasonably related to consummating an initial public offering, so long as, after giving effect thereto, there is no material adverse impact on the value of the Collateral, taken as a whole.

“Permitted Junior Refinancing Debt” means secured Indebtedness incurred by the Borrower and Guarantees with respect thereto by any Loan Party; provided that (i) such Indebtedness is secured by the Collateral on a junior basis to the Secured Obligations and the obligations in respect of any Permitted Pari Passu Refinancing Debt, in each case pursuant to a Customary Intercreditor Agreement, and is not secured by any property or assets of Holdings and its Restricted Subsidiaries other than the Collateral and (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness in respect of Term Loans, Incremental Term Loans, Refinancing Term Loans, Revolving Credit Loans, Incremental Revolving Credit Commitment, or Refinancing Revolving Credit Loans.

“Permitted Liens” means with respect to any Person:

(a) Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness and other Obligations of such Restricted Subsidiary that is not a Guarantor;

(b) pledges, deposits or Liens (a) in connection with workmen’s compensation laws, payroll taxes, unemployment insurance laws, employers’ health tax and other social security laws or similar legislation or other insurance related obligations (including in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto), (b) securing liability, reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees or similar instruments) for the benefit of insurance carriers under insurance or self-insurance arrangements or otherwise supporting the payments of items set forth in the foregoing clause (a), or (c) in connection with bids, tenders, completion guarantees, contracts, leases, utilities, licenses, public or statutory obligations, or to secure the performance of bids, trade contracts, government contracts and leases, statutory obligations, surety, stay, indemnity, warranty, release, judgment, customs, appeal, performance bonds, guarantees of government contracts, return of money bonds, bankers’ acceptance facilities and obligations of a similar nature (including those to secure health, safety and environmental obligations), and obligations in respect of letters of credit, bank guarantees or similar instruments that have been posted to support the same, or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case incurred in the ordinary course of business or consistent with past practice;

(c) Liens with respect to outstanding motor vehicle fines and Liens imposed by law or regulation, including carriers’, warehousemen’s, mechanics’, landlords’, suppliers’, materialmen’s, repairmen’s, architects’, construction contractors’ or other similar Liens, in each case (i) for amounts not overdue for a period of more than 60 days or, if more than 60 days overdue, are unfiled (or if filed have been discharged or stayed) and no other action has been taken to enforce such Liens or (ii) that are bonded or being contested in good faith by appropriate proceedings;

(d) Liens for Taxes, assessments or other governmental charges which are not yet due and payable or delinquent or which are being contested in good faith by appropriate proceedings or the nonpayment of which is permitted by applicable bankruptcy law; provided that appropriate reserves to the extent required pursuant to GAAP (or other applicable accounting principles) have been made in respect thereof; or for property Taxes on property of the Borrower or one of its Subsidiaries has determined to abandon if such abandonment is otherwise permitted hereunder, and the sole recourse for such Tax is to such property;

(e) encumbrances, charges, ground leases, easements (including reciprocal easement agreements), survey exceptions, restrictions, encroachments, protrusions, by-law, regulation, zoning restrictions or reservations of, or rights of others for, licenses, rights of way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties, exceptions shown on any Mortgage Policy, or Liens incidental to the conduct of the business of such Person or to the ownership of its properties, including servicing agreements, development agreements, site plan agreements, subdivision agreements, facilities sharing agreements, cost sharing agreements and other similar agreements, charges or encumbrances, which do not in the aggregate materially interfere with the ordinary course conduct of the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(f) Liens (a) securing Hedging Obligations or Cash Management Obligations and the costs thereof; (b) that are rights of set-off, rights of pledge or other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business or consistent with past practice, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any of its Subsidiaries or consistent with past practice or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any Restricted

Subsidiary in the ordinary course of business or consistent with past practice; (c) on cash accounts securing Indebtedness and other Obligations permitted to be Incurred under Section 7.03(b)(viii)(v) with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business or consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the UCC or any comparable or successor provision on items in the course of collection and (ii) in favor of a banking or other financial institution or electronic payment service providers arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms and conditions of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not secure any Indebtedness;

(g) leases, licenses, subleases and sublicenses and Liens on the property covered thereby (including real property and IP Rights) entered into in the ordinary course of business, consistent with past practice or which do not (x) interfere in any material respect with the business of the Borrower or any Restricted Subsidiary, taken as a whole or (y) secure any Indebtedness;

(h) Liens securing or otherwise arising out of judgments, decrees, attachments, orders or awards not giving rise to an Event of Default under Section 8.01(h) hereof;

(i) Liens (i) securing Capitalized Lease Obligations, or Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing Indebtedness or other Obligations Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Agreement and (b) any such Liens may not extend to any assets or property of the Borrower or any Restricted Subsidiary other than assets and property affixed or appurtenant thereto and accessions, additions, improvements, proceeds, dividends or distributions thereof, including after-acquired property that is (A) affixed or incorporated into the property or assets covered by such Lien, (B) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (C) the proceeds and products thereof and customary security deposits; provided that individual financings of equipment provided by one lender may be cross-collateralized to other financings of equipment provided by such lender; and (ii) any interest or title of a lessor, sublessor, franchisor’s, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under any Capitalized Lease Obligations or Non-Financing Lease Obligations;

(j) Liens arising from UCC financing statements, including precautionary financing statements (or similar filings) regarding operating leases or consignments entered into by the Borrower and the Restricted Subsidiaries;

(k) Liens existing on the Closing Date, including any Liens securing any Refinancing Indebtedness of any Indebtedness secured by such Liens; provided that any Lien securing Indebtedness or other obligations in excess of $3.0 million shall be listed on Schedule 1.01H to the Closing Date Certificate;

(l) Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Subsidiary (or at the time the Borrower or a Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, amalgamation, consolidation or other business combination transaction with or into the Borrower or any Restricted Subsidiary); provided, however, that such Liens are not created, Incurred or assumed in anticipation of or in connection with such other Person becoming a Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus property and assets affixed or appurtenant thereto and additions, improvements, accessions, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the Obligations relating to any Indebtedness or other obligations to which such Liens relate;

(m) Liens securing Obligations relating to any Indebtedness or other Obligations of the Borrower or such Restricted Subsidiary owing to the Borrower or another Restricted Subsidiary, or Liens in favor of the Borrower or any Restricted Subsidiary or the Administrative Agent;

(n) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under this Agreement; provided that any such Lien is limited to all or part of the same property or assets (plus property and assets affixed or appurtenant thereto and additions, improvements, accessions, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Obligations relating to the Indebtedness or other obligations being refinanced or is in respect of property or assets that is or could be the security for or subject to a Permitted Lien hereunder and such Liens have equal or lesser priority than the Lines in respect of the Indebtedness being refinanced;

(o) (a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property which the Borrower or any Restricted Subsidiary does not own in fee, but has easement rights over, or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(p) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture securing financing arrangement, joint venture or similar arrangement pursuant to any joint venture securing financing arrangement, joint venture or similar agreement;

(q) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(r) Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale or purchase of goods entered into in the ordinary course of business or consistent with past practice

(s) Liens securing the Secured Obligations and the Guarantees;

(t) Liens securing Indebtedness and other Obligations under Section 7.03(b)(v) hereof; provided that if such Indebtedness is assumed, such Liens shall only be permitted if such Liens are limited to all or part of the same property or assets, including Capital Stock (plus property and assets affixed or appurtenant thereto and additions, improvements, accessions, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof) acquired, or of any Person acquired or merged, consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary, in any transaction to which such Indebtedness or other Obligation relates;

(u) Liens securing Indebtedness and other Obligations under Section 7.03(a) or Sections 7.03(b)(xi), (xiv) or (xx) hereof (provided that, (w) in the case of Section 7.03(b)(vii), the related Indebtedness represented by such Capitalized Lease Obligations, Purchase Money Obligations or other obligations shall not be secured by any property, equipment or assets of the Borrower or any Restricted Subsidiary other than the property, equipment or assets so acquired, leased, expanded, constructed, installed, replaced, repaired or improved and any proceeds therefrom and other than assets and property affixed or appurtenant thereto and accessions, additions, improvements, proceeds, dividends or distributions thereof, including after-acquired property that is (i) affixed or incorporated into the property or assets covered by such Lien, (ii) after-acquired property or assets subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property or assets and (iii) the proceeds and products thereof, (x) in the case of Section 7.03(b)(xi), such Liens cover only the assets of such Non-Loan Party or assets that do not constitute Collateral and (y) in the case of Section 7.03(a) and 7.03(b)(xx), only to the extent permitted to be secured thereby; provided further that, in the event that the Liens granted pursuant to this clause (u) with respect to Indebtedness incurred pursuant to Section 7.03(xiv) are Liens on the Collateral, then the holders of the obligations secured by such Liens, or their duly appointed agent, shall become party to a Customary Intercreditor Agreement;

(v) Liens on Excluded Property of the Borrower or any Guarantor securing Indebtedness or other Obligations of the Borrower and/or any Guarantor in an aggregate amount not in excess of the greater of $21.3 million and 10% of LTM EBITDA;

(w) Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(x) Liens deemed to exist in connection with Investments permitted under clause (4) of the definition of “Cash Equivalents”;

(y) Liens on (i) goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Borrower or any Restricted Subsidiary or Liens on bills of lading, drafts or other documents of title arising by operation of law or pursuant to the standard terms of agreements relating to letters of credit, bank guarantees and other similar instruments and (ii) specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or documentary letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(z) Liens on vehicles or equipment of the Borrower or any Restricted Subsidiary in the ordinary course of business or consistent with past practice;

(aa) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by this Agreement;

(bb) (a) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto, and (b) Liens, pledges, deposits made or other security provided to secure liabilities to, or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of), insurance carriers in the ordinary course of business or consistent with past practice;

(cc) Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted under this Agreement;

(dd) Liens (i) on cash advances or escrow deposits in favor of the seller of any property to be acquired in an Investment permitted under this Agreement to be applied against the purchase price for such Investment or otherwise in connection with any escrow arrangements with respect to any such Investment (including any letter of intent or purchase agreement with respect to such Investment), and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in an asset sale, in each case, solely to the extent such Investment or sale, transfer, lease or other disposition, as the case may be, would have been permitted on the date of the creation of such Lien;

(ee) Liens securing Indebtedness and other Obligations in an aggregate principal amount not to exceed the greater of (a) $96.0 million and (b) 45.0% of LTM EBITDA at the time Incurred; provided further that, in the event that the Liens granted pursuant to this clause (ee) are Liens on the Collateral, then such Liens shall rank junior in priority to the Liens on the Collateral securing the Secured Obligations and the holders of the obligations secured by such Liens, or their duly appointed agent, shall become party to a Customary Intercreditor Agreement;

(ff) Liens then existing with respect to assets of an Unrestricted Subsidiary on the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary as described under Section 6.13 hereof;

(gg) Liens Incurred to secure Junior Priority Indebtedness permitted to be Incurred pursuant to Section 7.03 hereof; provided that at the time of Incurrence and after giving pro forma effect thereto, if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Initial Term Loans, the Consolidated Total Senior Secured Leverage Ratio for the most recently ended Test Period does not exceed the greater of (x) 3.30:1.00 (or, to the extent such Indebtedness is incurred in connection with any Permitted Investment, the Consolidated Total Senior Secured Leverage Ratio for the most recently ended Test Period does not exceed the greater of 3.30:1.00 and the Consolidated Total Senior Secured Leverage Ratio immediately prior to such Permitted Investment); provided further that the holders of the obligations secured by such Liens, or their duly appointed agent, shall become party to a Customary Intercreditor Agreement;

(hh) Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 7.03 hereof; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(ii) Liens arising in connection with a Qualified Securitization Financing or a Receivables Facility;

(jj) Settlement Liens;

(kk) rights of recapture of unused real property in favor of the seller of such property set forth in customary purchase agreements and related arrangements with any government, statutory or regulatory authority;

(ll) the rights reserved to or vested in any Person or government, statutory or regulatory authority by the terms of any lease, license, grant or permit held by the Borrower or any Restricted Subsidiary or by a statutory provision, to terminate any such lease, license, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(mm) restrictive covenants affecting the use to which real property may be put and Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not interfere with the ordinary conduct of the business of the Borrower or any Restricted Subsidiary;

(nn) Liens on property, assets or Permitted Investments used to defease or to satisfy or discharge Indebtedness; provided that such defeasance, satisfaction or discharge is not prohibited by this Agreement;

(oo) Liens relating to escrow arrangements securing Indebtedness, including (i) Liens on escrowed proceeds from the issuance of Indebtedness for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters, arrangers, trustee or collateral agent thereof) and (ii) Liens on cash or Cash Equivalents set aside at the time of the incurrence of any Indebtedness, in either case to the extent such cash or Cash Equivalents prefund the payment of interest or premium or discount on such Indebtedness (or any costs related to the issuance of such Indebtedness) and are held in an escrow account or similar arrangement to be applied for such purpose;

(pp) Liens arising in connection with any Permitted Intercompany Activities;

(qq) Liens incurred to cash collateralize letters of credit incurred in the ordinary course of business or consistent with past practice;

(rr) [reserved];

(ss) [reserved];

(tt) [reserved]; and

(uu) with respect to any Foreign Subsidiary, other Liens and privileges arising mandatorily by law.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness including interest which increases the principal amount of such Indebtedness. In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with Section 7.01 hereof and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of this definition to which such Permitted Lien has been classified or reclassified; provided that Liens incurred pursuant to clause (s) of this definition may not be reclassified.

“Permitted Pari Passu Refinancing Debt” means any secured Indebtedness incurred by the Borrower and Guarantees with respect thereto by any Loan Party; provided that (i) such Indebtedness is secured by the Collateral on a pari passu basis with the Secured Obligations and is not secured by any property or assets of Holdings or the Restricted Subsidiaries other than the Collateral and (ii) such Indebtedness constitutes Credit Agreement Refinancing Indebtedness in respect of Term Loans, Incremental Term Loans, Refinancing Term Loans, Revolving Credit Loans, Incremental Revolving Credit Commitments, or Refinancing Revolving Credit Loans.

“Permitted Payments” has the meaning specified in Section 7.06(b).

“Permitted Plan” means any employee benefits plan of the Borrower or any of its Affiliates and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan.

“Permitted Tax Restructuring” means (i) a reorganization pursuant to which certain Foreign Subsidiaries of the Borrower will become direct or indirect Subsidiaries of a to-be-formed Foreign Subsidiary or Domestic Foreign Holding Company, which will be a direct or indirect Subsidiary of the Borrower and (ii) any other reorganizations and other activities related to Tax planning and reorganization (as determined by the Borrower in good faith) entered into prior to, on or after the Closing Date so long as after giving effect thereto, the security interest of the Lenders in the Collateral, taken as a whole, is not impaired in any material respect and such Permitted Tax Restructuring is not otherwise materially adverse to the Lenders; provided that, in each case, after giving effect to such Permitted Tax Restructuring, the Borrower and the Restricted Subsidiaries otherwise comply with Section 6.10.

“Permitted Unsecured Refinancing Debt” means unsecured Indebtedness incurred by the Borrower and Guarantees with respect thereto by any Loan Party; provided that such Indebtedness constitutes Credit Agreement Refinancing Indebtedness in respect of Term Loans, Incremental Term Loans, Refinancing Term Loans, Revolving Credit Loans, Incremental Revolving Credit Commitments, or Refinancing Revolving Credit Loans.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) other than a Foreign Plan, established or maintained by any Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Plan Asset Regulations” means 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

“Platform” has the meaning specified in Section 6.02.

“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any bankruptcy or insolvency proceeding, whether or not a claim therefor is allowed or allowable in any such bankruptcy or insolvency proceeding.

“Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Principal Amount” means the stated or principal amount of each Loan.

“Pro Forma Financial Statements” has the meaning specified in Section 5.05(a)(ii).

“Proposed Discounted Prepayment Amount” has the meaning specified in Section 2.05(d)(ii).

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Company Costs” means, as to any Person, costs associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and costs relating to compliance with the provisions of the Securities Act and the Exchange Act or other comparable body of laws, rules or regulations, as companies with listed equity, directors’ compensation, fees and expense reimbursement, costs relating to enhanced accounting functions and investor relations, stockholder meetings and reports to stockholders, directors’ and officers’ insurance and other executive costs, legal and other professional fees, listing fees and other transaction costs, in each case to the extent arising solely by virtue of the listing of such Person’s equity securities on a national securities exchange or issuance of public debt securities.

“Public Lender” has the meaning specified in Section 6.02.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, expansion, construction, installation, replacement, repair or improvement of property (real or personal), equipment or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning assigned to it in Section 10.23.

“Qualified Capital Stock” means any Capital Stock of Holdings that is not Disqualified Stock.

“Qualified Securitization Financing” means any Securitization Facility that meets the following conditions: (i) the Board of Directors shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Holdings and its Restricted Subsidiaries, (ii) all sales of Securitization Assets by Holdings or any Restricted Subsidiary to the Securitization Subsidiary or, in the case of a Securitization Subsidiary, to any other Person are made for fair consideration (as determined in good faith by the Borrower) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be fair and reasonable terms (as determined in good faith by the Borrower) and (iv) the obligations under the Securitization Facility are non-recourse to Holdings and its Restricted Subsidiaries but may include Standard Securitization Undertakings.

“Qualifying Lenders” has the meaning specified in Section 2.05(d)(iv).

“Qualifying Loans” has the meaning specified in Section 2.05(d)(iv).

“Rate Determination Date” means two (2) Business Days prior to the commencement of such Interest Period (or such other day as is generally treated as the rate fixing day by market practice in such interbank market, as determined by the Administrative Agent; provided that, to the extent such market practice is not administratively feasible for the Administrative Agent, then “Rate Determination Date” means such other day as otherwise reasonably determined by the Administrative Agent).

“Receivables Assets” means (a) any accounts receivable owed to Holdings or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and (b) all collateral securing such accounts receivable, all contracts and contract rights, guarantees or other obligations in respect of such accounts receivable, all records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in connection with a non-recourse accounts receivable factoring arrangement.

“Receivables Facility” means an arrangement between Holdings or a Subsidiary and a commercial bank, an asset based lender or other financial institution or an Affiliate thereof pursuant to which (a) Holdings or such Subsidiary, as applicable, sells (directly or indirectly) to such commercial bank, asset based lender or other financial institution (or such Affiliate) Receivables Assets and (b) the obligations of Holdings or such Restricted Subsidiary, as applicable, thereunder are non-recourse (except for Securitization Repurchase Obligations) to Holdings and such Subsidiary and (c) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Borrower) and may include Standard Securitization Undertakings, and shall include any guaranty in respect of such arrangements.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any L/C Issuer as applicable.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in this Agreement shall have a correlative meaning.

“Refinancing Amendment” means an amendment to this Agreement in form and substance reasonably satisfactory to the Administrative Agent and the Borrower executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Lender and Additional Lender that agrees to provide any portion of the Credit Agreement Refinancing Indebtedness being incurred pursuant thereto.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness (or unutilized commitment in respect of Indebtedness) existing on the Closing Date or Incurred (or established) in compliance with this Agreement (including Indebtedness of Holdings that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of Holdings or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, and Indebtedness incurred pursuant to a commitment that refinances any Indebtedness or unutilized commitment; provided, however, that:

(1) (a) such Refinancing Indebtedness does not mature prior to, and has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, exchanged, renewed, repaid or extended (or requires no or nominal payments in cash (other than interest payments) prior to the date that is 91 days after the maturity date of the Initial Term Loans); and (b) to the extent such Refinancing Indebtedness refinances Subordinated Indebtedness, such Refinancing Indebtedness is Subordinated Indebtedness, and is subordinated to the Secured Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being refinanced;

(2) Refinancing Indebtedness shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Borrower or a Guarantor; or

(ii) Indebtedness, Disqualified Stock or Preferred Stock of Holdings or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary; and

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) of the Indebtedness being refinanced plus (y) an amount equal to any unutilized commitment relating to the Indebtedness being refinanced or otherwise then outstanding under a Facility or other financing arrangement being refinanced to the extent the unutilized commitment being refinanced could be drawn in compliance with Section 7.03 hereof immediately prior to such refinancing, plus (z) accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing

(3) If the Indebtedness being refunded, refinanced, replace, exchanged, renewed, repaid or extended is secured by a Lien on the Collateral such Refinancing Indebtedness may be unsecured or secured by a Lien on the same collateral as such Indebtedness (pursuant to substantially similar collateral documentation), (a) in the case of any such Indebtedness being so refinanced that is secured by a Lien on the Collateral that ranks pari passu with the Lien securing the Obligations, that is pari passu with or junior to the Lien securing the Obligations and (b) in the case of any such Indebtedness being so refinanced that is secured by a Lien ranking junior to the lien securing the Collateral, that is junior to the Lien securing the Obligations, in each case provided that the holders of the obligations secured by such Liens, or their duly appointed agent, shall become party to a Customary Intercreditor Agreement.

“Refinancing Revolving Credit Commitments” means shall mean one or more tranches of Revolving Credit Commitments hereunder that result from a Refinancing Amendment.

“Refinancing Revolving Credit Loans” means one or more tranches of Revolving Credit Loans that result from a Refinancing Amendment.

“Refinancing Term Loans” means one or more tranches of Term Loans that result from a Refinancing Amendment.

“Refunding Capital Stock” has the meaning specified in Section 7.06(b)(ii).

“Register” has the meaning specified in Section 10.07(d).

“Regulated Bank” means an Approved Commercial Bank that is (i) a U.S. depository institution the deposits of which are insured by the Federal Deposit Insurance Corporation; (ii) a corporation organized under section 25A of the U.S. Federal Reserve Act of 1913; (iii) a branch, agency or commercial lending company of a foreign bank operating pursuant to approval by and under the supervision of the Board under 12 CFR part 211; (iv) a non-U.S. branch of a foreign bank managed and controlled by a U.S. branch referred to in clause (iii); or (v) any other U.S. or non-U.S. depository institution or any branch, agency or similar office thereof supervised by a bank regulatory authority in any jurisdiction.

“Regulation S-X” means Regulation S-X under the Securities Act.

“Rejection Notice” has the meaning specified in Section 2.05(b)(v).

“Release” means any release, spill, emission, discharge, disposal, leaking, pumping, pouring, dumping, emptying, injection, or leaching into the Environment.

“Relevant Governmental Body” means the Federal Reserve Board and/or the NYFRB, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto.

“Relevant Rate” means with respect to any Credit Extension denominated in (a) Dollars, SOFR, (b) Euros, EURIBOR, (c) Australian Dollars, BBSY, (d) Mexican Pesos, Term TIIE, (e) Brazilian Reals, the Selic Rate, (f) South African Rands, JIBAR, and (g) Turkish Liras, TLREF, as applicable.

“Reportable Event” means, with respect to any Pension Plan, any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the thirty (30) day notice period has been waived.

“Repricing Transaction” means any repayment, prepayment, refinancing, conversion or replacement of all or a portion of the Initial Term Loans (i) with the proceeds of a broadly syndicated first lien secured term loans denominated in the same currency the primary purpose of which is to reduce the Effective Yield applicable to the Initial Term Loans (and such Effective Yield is reduced) or (ii) in connection with a mandatory prepayment with the proceeds of Indebtedness having an Effective Yield that is less than the Effective Yield of the Initial Term Loans being repaid, refinanced, substituted or replaced, including, in each case, as may be effected by an amendment of any provisions of this Agreement relating to the Applicable Rate or the Base Rate or Adjusted Term SOFR “floors” for, or Effective Yield of, the Initial Term Loans; provided, that a “Repricing Transaction” shall not include any repayment, prepayment, refinancing, replacement or amendment in connection with (w) a Change of Control, (x) a Transformative Disposition, (y) an initial public offering or (z) a Transformative Acquisition.

“Request for Credit Extension” means (a) with respect to a Borrowing, conversion or continuation of Term Loans or Revolving Credit Loans, a Committed Loan Notice and (b) with respect to an L/C Credit Extension, a Letter of Credit Application.

“Required Debt Terms” means, (a) in respect of any Refinancing Term Loans: (i) to the extent secured by the Collateral, a Customary Intercreditor Agreement is entered into, (ii) any Refinancing Term Loans do not mature prior to the maturity date of or have a shorter Weighted Average Life to Maturity prior to the Terms Loans being refinanced, (iii) such Refinancing Term Loans have the same guarantors as the Term Loans being refinanced unless such guarantors substantially concurrently guarantee the Secured Obligations, (iv) such Refinancing Term Loans are secured by the same assets as the Term Loans being refinanced unless such assets substantially concurrently secure the Secured Obligations and (vi) the terms and conditions of such Refinancing Term Loans (excluding pricing and optional prepayment or redemption terms or covenants or other provisions applicable only to periods after the Maturity Date of the Loans or Commitments being refinanced) shall reflect market terms and conditions at the time of incurrence or issuance (as reasonably determined by the Borrower in good faith) and (b) in respect of any Refinancing Revolving Credit Commitments, (i) to the extent applicable, a Customary Intercreditor Agreement is entered into, (ii) any Refinancing Revolving Credit Commitment does not mature prior to the maturity date of or have scheduled amortization or commitment reductions prior to the maturity date of the Revolving Credit Commitments being refinanced, (iii) such Refinancing Revolving Credit Commitments have the same guarantors unless such guarantors substantially concurrently guarantee the Secured Obligations, (iv) such Refinancing Revolving Credit Commitments are secured by the same assets as the Revolving Credit Commitments being refinanced unless such assets substantially concurrently secure the Secured Obligations, (v) the terms and conditions of such Refinancing Revolving Credit Commitments (excluding pricing and optional prepayment or redemption terms or covenants or other provisions applicable only to periods after the Maturity Date of the Loans or Commitments being refinanced) shall reflect market terms and conditions at the time of incurrence or issuance (as reasonably determined by the Borrower in good faith) and (vi) if such Refinancing Revolving Credit Commitments contain any financial maintenance covenants, such covenants shall be added for the benefit of the Revolving Credit Lenders.

“Required Lenders” means, as of any date of determination, Lenders holding more than 50.0% of the sum of the (a) Total Outstandings (with the aggregate Outstanding Amount of each Lender’s Revolving Credit Exposure being deemed “held” by such Lender for purposes of this definition), (b) aggregate unused Term Commitments and (c) aggregate unused Revolving Credit Commitments; provided, that the unused Term Commitment and unused Revolving Credit Commitment of, and the portion of the Total Outstandings held or deemed held by any Defaulting Lender shall be excluded for all purposes of making a determination of Required Lenders.

“Required Revolving Credit Lenders” means, as of any date of determination, Lenders having more than 50.0% in the aggregate of the Revolving Credit Commitments plus after the termination of the Revolving Credit Commitments, the Revolving Credit Exposure of all Lenders; provided, that the Revolving Credit Commitment and the Revolving Credit Exposure of any Defaulting Lender shall be excluded for all purposes of making a determination of Required Revolving Credit Lenders.

“Reserved Indebtedness Amount” has the meaning specified in Section 7.03(c)(ix).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, president, vice president, chief financial officer, treasurer, assistant treasurer or other similar officer or director of a Loan Party and, as to any document delivered on the Closing Date, any secretary or assistant secretary of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Casualty Event” has the meaning specified in Section 2.05(b)(vi).

“Restricted Disposition” has the meaning specified in Section 2.05(b)(vi).

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” has the meaning specified in Section 7.06(a).

“Restricted Subsidiary” means any Subsidiary of Holdings other than an Unrestricted Subsidiary.

“Retained Declined Proceeds” has the meaning specified in Section 2.05(b)(v).

“Revaluation Date” means (a) with respect to any Revolving Credit Loan denominated in an Alternative Revolver Currency, each of the following: (i) each date of a Borrowing of an Alternative Revolver Currency Loan, (ii) with respect to an Alternative Revolver Currency Daily Rate Loan, each Interest Payment Date, (iii) each date of a continuation of an Alternative Revolver Currency Term Rate Loan pursuant to Section 2.02, and (iii) such additional dates as the Administrative Agent shall determine or the Required Lenders shall require; and (b) with respect to any Letter of Credit denominated in an Alternative L/C Currency, each of the following: (i) each date of issuance, amendment and/or extension of a Letter of Credit denominated in an Alternative L/C Currency, (ii) each date of any payment by the applicable L/C Issuer under any Letter of Credit denominated in an Alternative L/C Currency and (iii) such additional dates as the Administrative Agent or the applicable L/C Issuer shall determine or the Required Lenders shall require.

“Revolving Credit Borrowing” means a borrowing consisting of Revolving Credit Loans of the same Class, Type and currency, made, converted or continued on the same date and, in the case of SOFR Loans or Alternative Revolver Currency Term Rate Loans, as to which a single Interest Period is in effect.

“Revolving Credit Commitment” means with respect to each Lender, the commitment, if any, of such Lender to make Revolving Credit Loans and to acquire participations in Letters of Credit, expressed as an amount representing the maximum possible aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.06 and (b) increased from time to time pursuant to Section 2.14. The amount of each Lender’s Revolving Credit Commitment on the Amendment No. 5 Effective Date is set forth on Schedule 2.01(B) (as amended and restated by Amendment No. 5), or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Credit Commitment, as the case may be. The aggregate amount of the Lenders’ Revolving Credit Commitments on the Amendment No. 5 Effective Date is $370 million.

“Revolving Credit Exposure” means, at any time for any Lender, the sum of (a) the Outstanding Amount of the Revolving Credit Loans of such Lender outstanding at such time and (b) the L/C Exposure of such Lender at such time.

“Revolving Credit Facility” means the Revolving Credit Commitments and the extension of credit made thereunder.

“Revolving Credit Lender” means a Lender with a Revolving Credit Commitment or, if the Revolving Credit Commitments have terminated or expired, a Lender with Revolving Credit Exposure.

“Revolving Credit Loan” means a Loan made pursuant to Section 2.01(b).

“Revolving Credit Note” means a promissory note of the Borrower payable to any Revolving Credit Lender or its registered assigns, in substantially the form of Exhibit C-2 hereto with appropriate insertions, evidencing the aggregate Indebtedness of the Borrower to such Revolving Credit Lender resulting from the Revolving Credit Loans made by such Revolving Credit Lender under the Revolving Credit Facility.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by Holdings or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by Holdings or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“Same Day Funds” means (a) with respect to disbursements and payments in Dollars, immediately available funds, (b) with respect to disbursements and payments in an Alternative Revolver Currency, same day or other funds as may be determined by the Administrative Agent to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternative Revolver Currency and (c) with respect to disbursements and payments in an Alternative L/C Currency, same day or other funds as may be determined by the applicable L/C Issuer to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternative L/C Currency.

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any comprehensive economic Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom or the Hong Kong Monetary Authority, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned 50% or more by any such Person or Persons, directly or indirectly.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom or the Hong Kong Monetary Authority.

“SEC” means the Securities and Exchange Commission or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Obligations” means Cash Management Obligations owed by Holdings or any Restricted Subsidiary to any Cash Management Bank.

“Secured Hedge Agreement” means any Swap Contract that is entered into by and between any Loan Party (or any Person that merges into a Loan Party) or any Restricted Subsidiary and any Hedge Bank.

“Secured Obligations” means all (x) advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party or other Subsidiary arising under any Loan Document or otherwise with respect to any Loan or Letter of Credit, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, expenses and other amounts that accrue after the commencement by or against any Loan Party or any other Subsidiary of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees, expenses and other amounts are allowed claims in such proceeding, (y) obligations of any Loan Party or any other Restricted Subsidiary arising under any Secured Hedge Agreement (other than, with respect to any Guarantor, Excluded Swap Obligations of such Guarantor), and (z) Secured Cash Management Obligations. Without limiting the generality of the foregoing, the Secured Obligations of the Loan Parties under the Loan Documents (and of any of their Subsidiaries to the extent they have obligations under the Loan Documents) include (a) the obligation (including guarantee obligations) to pay principal, interest, Letter of Credit commissions, reimbursement obligations, charges, expenses, fees, Attorney Costs, indemnities and other amounts, in each case, payable by any Loan Party or any other Subsidiary under any Loan Document and (b) the obligation of any Loan Party or any other Subsidiary to reimburse any amount in respect of any of the foregoing that the Administrative Agent, the Collateral Agent, or any Lender, in its sole discretion, may elect to pay or advance on behalf of such Loan Party or such Subsidiary.

“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lead Arranger, the Lenders, the L/C Issuers, the Hedge Banks, the Cash Management Banks, the Supplemental Administrative Agent and each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.01(c).

“Securities Act” means the Securities Act of 1933.

“Securitization Asset” means (a) any accounts receivable, mortgage receivables, loan receivables, royalty, franchise fee, license fee, patent or other revenue streams and other rights to payment or related assets and the proceeds thereof and (b) all collateral securing such receivable or asset, all contracts and contract rights, guarantees or other obligations in respect of such receivable or asset, lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts or assets in connection with a securitization, factoring or receivable sale transaction.

“Securitization Facility” means any of one or more securitization, financing, factoring or sales transactions, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which Holdings or any of the Restricted Subsidiaries sells, transfers, pledges or otherwise conveys any Securitization Assets (whether now existing or arising in the future) to a Securitization Subsidiary or any other Person.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or Receivables Asset or participation interest therein issued or sold in connection with, and other fees, expenses and charges (including commissions, yield, interest expense and fees and expenses of legal counsel) paid in connection with, any Qualified Securitization Financing or Receivables Facility.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets or Receivables Assets in a Qualified Securitization Financing or a Receivables Facility to repurchase or otherwise make payments with respect to Securitization Assets or Receivables Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means any Subsidiary of Holdings in each case formed for the purpose of and that solely engages in one or more Qualified Securitization Financings or Receivables Facilities and other activities reasonably related thereto or another Person formed for this purpose.

“Security Agreement” means, collectively, the Security Agreement executed by the Loan Parties party thereto on the Closing Date substantially in the form of Exhibit G as supplemented by any Security Agreement Supplement executed and delivered pursuant to Section 6.10.

“Security Agreement Supplement” means a supplement to the Security Agreement as contemplated by such Security Agreement.

“Settlement” means the transfer of cash or other property with respect to any credit or debit card charge, check or other instrument, electronic funds transfer, or other type of paper-based or electronic payment, transfer, or charge transaction for which a Person acts as a processor, remitter, funds recipient or funds transmitter in the ordinary course of its business.

“Settlement Asset” means any cash, receivable or other property, including a Settlement Receivable, due or conveyed to a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person or an Affiliate of such Person.

“Settlement Indebtedness” means any payment or reimbursement obligation in respect of a Settlement Payment.

“Settlement Lien” means any Lien relating to any Settlement or Settlement Indebtedness (and may include, for the avoidance of doubt, the grant of a Lien in or other assignment of a Settlement Asset in consideration of a Settlement Payment, Liens securing intraday and overnight overdraft and automated clearing house exposure, and similar Liens).

“Settlement Payment” means the transfer, or contractual undertaking (including by automated clearing house transaction) to effect a transfer, of cash or other property to effect a Settlement.

“Settlement Receivable” means any general intangible, payment intangible, or instrument representing or reflecting an obligation to make payments to or for the benefit of a Person in consideration for a Settlement made or arranged, or to be made or arranged, by such Person.

“Sierra” means Shoals Technologies Group, Inc., a Delaware corporation, and, from and after the consummation of the Sierra Merger, its successors (including as the surviving corporation in the Sierra Merger).

“Sierra Merger” means the merger of Pensacola Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Array Technologies, Inc., a Delaware corporation and a Parent Entity, with and into Sierra, with Sierra surviving as a wholly owned subsidiary of Array Technologies, Inc., pursuant to the Sierra Merger Agreement, together with the other transactions contemplated by the Sierra Merger Agreement.

“Sierra Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of November 4, 2026, by and among Sierra, Array Technologies, Inc. and Pensacola Merger Sub, Inc. (together with all exhibits, schedules and disclosure letters thereto), as the same may be amended, restated, supplemented, waived or otherwise modified from time to time.

“Sierra Merger Closing Date” means the date on which the Sierra Merger is consummated in accordance with the Sierra Merger Agreement.

“Sierra Revolver Repayment” means the repayment or prepayment, on the Sierra Merger Closing Date, of all or any portion of the revolving loans outstanding under the revolving credit facility provided under the Credit Agreement, dated as of November 25, 2020, by and among Sierra, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as amended, restated, supplemented or otherwise modified from time to time, the “Sierra Credit Agreement”), together with accrued interest, fees, breakage and other amounts payable in connection therewith, and, at the election of the Borrower, the termination of the commitments thereunder and the release of all guarantees and Liens in support thereof.

“Similar Business” means (a) any businesses, services or activities engaged in by Holdings or any of its Subsidiaries on the Closing Date, (b) any businesses, services and activities engaged in by Holdings or any of its Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof and (c) a Person conducting a business, service or activity specified in clauses (a) and (b), and any Subsidiary thereof. For the avoidance of doubt, any Person that invests in or owns Capital Stock or Indebtedness of another Person that is engaged in a Similar Business shall be deemed to be engaged in a Similar Business.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “Base Rate”.

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (i) the fair value of the property of such Person is greater than the total amount of debts and liabilities, contingent, subordinated or otherwise, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the liability of such Person on its debts as they become absolute and matured, (iii) such Person will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital; provided that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“South African Rand” and “ZAR” mean lawful money of South Africa.

“SPC” has the meaning specified in Section 10.07(h).

“Specified Certificate of Designations” means the Certificate of Designations of Series A Perpetual Preferred Stock of Array Technologies, Inc., filed with the Secretary of State of the State of Delaware on August 11, 2021, as amended and restated by the Amended and Restated Certificate of Designations of Series A Perpetual Preferred Stock of Array Technologies, Inc. to be filed in connection with the Sierra Merger (the “Amended and Restated Certificate of Designations”), and as further amended, restated, supplemented or otherwise modified from time to time.

“Specified Default” means the occurrence of an Event of Default under Section 8.01(a), (f) or (g).

“Specified Preferred Stock” means the Series A Perpetual Preferred Stock, par value $0.001 per share, of Array Technologies, Inc. issued pursuant to the Specified Certificate of Designations.

“Specified Representations” means the representations and warranties of the Borrower set forth in Sections 5.01(a) (solely as it relates to Holdings and the Borrower), 5.01(b)(ii), 5.02(a) (related to the entering into and performance of the Loan Documents and the incurrence of the extensions of credit thereunder), 5.02(b)(i) (related to the entering into and performance of the Loan Documents and the incurrence of the extensions of credit thereunder), 5.04, 5.12, 5.15, 5.16 (subject to the proviso to Section 4.03(b)(iii)), and 5.18 (limited to the use of proceeds of the Loans on the applicable date).

“Sponsor” means, individually or collectively, any fund, partnership, co-investment vehicles and/or similar vehicles or accounts, in each case managed or advised by Oaktree Capital Management, L.P. or its Affiliates or any of their respective successors, but not including any portfolio operating companies of any of the foregoing.

“Spot Rate” means, subject to Section 1.08, for a Currency, the rate provided (either by publication or otherwise provided or made available to the Administrative Agent) by Thomson Reuters Corp. (or equivalent service chosen by the Administrative Agent in its reasonable discretion) as the spot rate for the purchase of such Currency with another currency at a time selected by the Administrative Agent in accordance with the procedures generally used by the Administrative Agent for syndicated credit facilities in which it acts as administrative agent.

“Standard Securitization Undertakings” means representations, warranties, covenants, guarantees and indemnities entered into by Holdings or any Subsidiary of Holdings which the Borrower has determined in good faith to be customary in a Securitization Facility or Receivables Facility, including those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking or, in the case of a Receivables Facility, a non-credit related recourse accounts receivable factoring arrangement.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Closing Date or thereafter Incurred), which is expressly subordinated in right of payment to the Secured Obligations pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity; or

(3) at the election of Holdings, any partnership, joint venture, limited liability company or similar entity of which such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

Unless otherwise specified, “Subsidiary” shall mean any Subsidiary of Holdings.

“Subsidiary Guarantor” means, collectively, the Subsidiaries of Holdings (other than the Borrower and any Intermediate Holding Company) that are Guarantors.

“Successor Company” has the meaning specified in Section 7.04(a)(i).

“Supplemental Administrative Agent” has the meaning specified in Section 9.13(a) and “Supplemental Administrative Agents” shall have the corresponding meaning.

“Supported QFC” has the meaning assigned to it in Section 10.23.

“Survey” means a survey of any Mortgaged Property (and all improvements thereon) which is (a) (i) prepared by a surveyor or engineer licensed to perform surveys in the jurisdiction where such Mortgaged Property is located, (ii) dated (or redated) not earlier than six months prior to the date of delivery thereof unless there shall have occurred within six months prior to such date of delivery any exterior construction on the site of such Mortgaged Property or any easement, right of way or other interest in the Mortgaged Property has been granted or become effective through operation of law or otherwise with respect to such Mortgaged Property which, in either case, can be depicted on a survey, in which events, as applicable, such survey shall be dated (or redated) after the completion of such construction or if such construction shall not have been completed as of such date of delivery, not earlier than 20 days prior to such date of delivery, or after the grant or effectiveness of any such easement, right of way or other interest in the Mortgaged Property, (iii) certified by the surveyor (in a manner reasonably acceptable to the Administrative Agent) to the Administrative Agent, the Collateral Agent and the Title Company, (iv) complying in all respects with the minimum detail requirements of the American Land Title Association as such requirements are in effect on the date of preparation of such survey, (v) sufficient for the Title Company to remove all standard survey exceptions from the Mortgage Policy relating to such Mortgaged Property and issue the endorsements of the type required by paragraph (f) of the definition of Collateral and Guarantee Requirement and (vi) otherwise reasonably acceptable to the Administrative Agent.

“Swap Contract” means (a) any and all Hedging Obligations, whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark to market value(s) for such Swap Contracts, as determined by the Hedge Bank (or the Borrower, if no Hedge Bank is party to such Swap Contract) in accordance with the terms thereof and in accordance with customary methods for calculating mark-to-market values under similar arrangements by the Hedge Bank (or the Borrower, if no Hedge Bank is party to such Swap Contract).

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

“TARGET Day” means any day on which TARGET2 (or, if such payment system ceases to be operative, such other payment system, if any, determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euros.

“Taxes” means any and all present or future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including backup withholding, interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Term Borrowing” means a Borrowing in respect of a Class of Term Loans.

“Term Commitments” means an Initial Term Commitment or a commitment in respect of any Incremental Term Loans or any combination thereof, as the context may require.

“Term Lenders” means the Initial Term Lenders, the Lenders with Incremental Term Loans and the Lenders with Extended Term Loans.

“Term Loan Standstill Period” has the meaning specified in Section 8.01(b).

“Term Loans” means the Initial Term Loans, the Incremental Term Loans and the Extended Term Loans.

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit C-1 hereto with appropriate insertions, evidencing the aggregate Indebtedness of the Borrower to such Term Lender resulting from any Class of Term Loans made by such Term Lender.

“Term SOFR” means,

(a) for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator;

provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b) for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Bsae Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate SOFR Determination Day.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Test Period” means, at any date of determination, the most recently completed four consecutive fiscal quarters of Holdings ending on or prior to such date for which financial statements have been or are required to be delivered pursuant to Section 6.01(a) or 6.01(b); or, if earlier, are internally available to Holdings; provided that with respect to the calculation of (i) Applicable Rate and (ii) compliance with Section 7.09(a), in each case, internally available financial statements shall be disregarded with respect to this definition and such calculations shall instead be based on the financial statements for the most recent period of four consecutive fiscal quarters for which financial statements have been or are required to have been delivered pursuant to Section 6.01(a) or (b), as applicable.

“Threshold Amount” means $20.0 million.

“Title Company” means any reputable nationally recognized title insurance company as reasonably acceptable to the Administrative Agent which shall be retained by Borrower to issue the Mortgage Policies.

“Total Assets” means, as of any date, the total consolidated assets of Holdings and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of Holdings and its Restricted Subsidiaries, determined on a pro forma basis.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

“TRA” means that certain Tax Receivable Agreement, dated as of July 8, 2016, between the Borrower and Ron P. Corio, as amended from time to time.

“Transaction Expenses” means any fees, costs and expenses (including (x) all legal, accounting and other professional fees, costs and expenses and (y) underwriting fees, costs and expenses (including original issue discount, upfront fees or similar fees)) incurred or paid by Holdings, the Borrower, or any Restricted Subsidiary in connection with the Transactions.

“Transactions” means the execution, delivery and initial borrowings under the Credit Agreement, the Closing Distribution, the Closing Date Refinancing and the consummation of any other transaction in connection with the foregoing.

“Transformative Acquisition” means any acquisition (or series of related acquisitions within a period of 90 days) by Holdings, the Borrower or any Restricted Subsidiary that (a) is not permitted by the terms of the Loan Documents immediately prior to the consummation of such acquisition, (b) if permitted by the terms of the Loan Documents immediately prior to the consummation of such acquisition, would not provide Holdings and the Restricted Subsidiaries with adequate flexibility under the Loan Documents for the continuation and/or expansion of their combined operations following such consummation, as determined by the Borrower acting in good faith or (c) involves aggregate consideration of at least $150.0 million.

“Transformative Disposition” means any disposition by any Holdings, the Borrower or any Restricted Subsidiary that (a) is not permitted by the terms of the Loan Documents immediately prior to the consummation of such Acquisition or (b) if permitted by the terms of the Loan Documents immediately prior to the consummation of such disposition, would not provide the Borrower and the Restricted Subsidiaries with adequate flexibility under the Loan Documents for the continuation and/or expansion of its operations following such consummation, as determined by the Borrower acting in good faith.

“Treasury Capital Stock” has the meaning specified in Section 7.06(b)(ii).

“Turkish Lira” and “TRY” mean lawful money of Turkey.

“Type” means, with respect to a Loan, its character as a Base Rate Loan, a SOFR Loan, a Daily SOFR Loan, an Alternative Revolver Currency Term Rate Loan or an Alternative Revolver Currency Daily Rate Loan.

“UCP” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No. 600 (or such later version thereof as may be in effect at the time of issuance).

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment; provided that, if the Unadjusted Benchmark Replacement as so determined would be less than 0.50%, the Unadjusted Benchmark Replacement will be deemed to be 0.50% for the purposes of this Agreement.

“Unaudited Financial Statements” means the unaudited consolidated balance sheet as of June 30, 2020, and any fiscal quarter ended at least 45 days prior to the Closing Date and related unaudited statement of operation, stockholders’ equity, and cash flows for the 6-month period then ended of the Borrower (or any passive holding company of the Borrower) and its Subsidiaries.

“Undisclosed Administration” means in relation to a Lender or its parent company the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender or such parent company is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution

“United States” and “U.S.” mean the United States of America.

“United States Tax Compliance Certificate” has the meaning specified in Section 3.01.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“Unrestricted Incremental Amount” has the meaning specified in Section 2.14(a).

“Unrestricted Subsidiary” means

(1) any Subsidiary of the Borrower that at the time of determination is an Unrestricted Subsidiary (as designated by the Borrower in the manner provided in the succeeding paragraph); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Borrower may designate any Subsidiary of the Borrower (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary of the Borrower through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(1)

at the time of such designation, such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Borrower or any other Subsidiary of the Borrower which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	such designation and the Investment, if any, of the Borrower in such Subsidiary complies with Section 7.06 hereof; and

(3)	at the time of such designation no Event of Default under Section 8.01(a) or under Section 8.01(f) shall have occurred and be continuing (or would result therefrom).

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Special Resolution Regime” shall have the meaning provided in Section 10.23.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

“Voluntary Prepayment Amount” has the meaning specified in Section 2.14(a).

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Maturity” when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient (in number of years) obtained by dividing: (1) the sum of the products obtained by multiplying (a) the number of years (calculated to the nearest one-twelfth) from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock, by (b) the amount of such payment, by (2) the sum of all such payments; provided that, for purposes of determining the Weighted Average Life to Maturity of any Indebtedness, the effects of any prepayments or amortization made on such Indebtedness prior to the date of such determination will be disregarded.

“Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than such Person) is owned by such Person.

“Withdrawal Liability” means the liability of a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) (i) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(ii) Article, Section, Exhibit and Schedule references are to the Loan Document in which such reference appears.

(iii) The term “including” is by way of example and not limitation.

(iv) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(d) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

Section 1.03 Accounting Terms.

(a) All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with GAAP except as otherwise specifically prescribed herein.

(b) Where reference is made to “Holdings and its Restricted Subsidiaries on a consolidated basis” or similar language, such consolidation shall not include any Subsidiaries of Holdings other than Restricted Subsidiaries.

Section 1.04 Rounding. Any financial ratios required to be satisfied in order for a specific action to be permitted under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05 References to Agreements, Laws, Etc. Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted by any Loan Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.06 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.07 Timing of Payment or Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day.

Section 1.08 Exchange Rates; Currency Equivalents; Additional Alternative Currencies.

(a) For purposes of determining compliance with Sections 7.01, 7.03 and 7.06 with respect to any amount of Indebtedness or Investment in a currency other than Dollars, no Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Lien, Indebtedness or Investment is incurred; provided, that for the avoidance of doubt, the foregoing provisions of this Section 1.08 shall otherwise apply to such Sections, including with respect to determining whether any Indebtedness or Investment may be incurred at any time under such Sections.

(b) For purposes of determining compliance under 7.05 and 7.06, any amount in a currency other than Dollars will be converted to Dollars in a manner consistent with that used in calculating net income in Holdings’ annual financial statements delivered pursuant to Section 6.01(a); provided, that the foregoing shall not be deemed to apply to the determination of any amount of Indebtedness.

(c) For purposes of determining compliance with any restriction on the incurrence of Indebtedness, the Dollar Equivalent of the principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the Exchange Rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased.

(d) The Administrative Agent or the applicable L/C Issuer, as applicable, shall determine the Dollar Equivalent amounts of Credit Extensions and Outstanding Amounts denominated in Alternative Currencies. Such Dollar Equivalent shall become effective as of such Revaluation Date and shall be the Dollar Equivalent of such amounts until the next Revaluation Date to occur. Except for purposes of financial statements delivered by the Borrower hereunder or calculating financial covenants hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent or the applicable L/C Issuer, as applicable.

(e) Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Revolving Credit Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Borrowing, Revolving Credit Loan or Letter of Credit is denominated in an Alternative Currency, such amount shall be the relevant Alternative Currency Equivalent of such Dollar amount (rounded to the nearest unit of such Alternative Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent or the applicable L/C Issuer, as the case may be.

(f) Notwithstanding the foregoing provisions of this Section 1.08 or any other provision of this Agreement, each L/C Issuer may compute the Dollar Equivalent of the maximum amount of each applicable Letter of Credit issued by such L/C Issuer by reference to exchange rates determined using any reasonable method customarily employed by such L/C Issuer for such purpose.

(g) The Borrower may from time to time request that Alternative Revolver Currency Loans be made and/or Letters of Credit be issued in a currency other than those specifically listed in the definition of “Alternative L/C Currency” or “Alternative Revolver Currency”, as applicable; provided that such requested currency is an Eligible Currency that is readily available and freely transferable and convertible into Dollars. In the case of any such request with respect to the issuance of Letters of Credit, such request shall be subject to the approval of the Administrative Agent and each applicable L/C Issuer; and in the case of any such request with respect to the making of Alternative Revolver Currency Loans, such request shall be subject to the approval of the Administrative Agent and each Revolving Credit Lender; provided that, in each case, such approval may require, without limitation, that a condition to the issuance of a Letter of Credit denominated in such additional Alternative L/C Currency or the making of a Revolving Credit Loan denominated in such additional Alternative Revolver Currency, as applicable, shall be that there shall not have occurred any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which, in the reasonable opinion of the Administrative Agent or the relevant L/C Issuer or Revolving Credit Lender, as applicable, would make it impracticable for such L/C Credit Extension or Revolving Credit Loan, as applicable, to be denominated in the relevant Alternative L/C Currency or Alternative Revolver Currency, as applicable. Any such request shall be made to the Administrative Agent not later than 11:00 a.m., Local Time, twenty (20) Business Days prior to the date of the desired Credit Extension (or such other time or date as may be agreed by the Administrative Agent and, in the case of any such request pertaining to Letters of Credit, each applicable L/C Issuer, in its or their sole discretion). In the case of any such request pertaining to Alternative Revolver Currency Loans, the Administrative Agent shall promptly notify each Revolving Credit Lender thereof; and in the case of any such request pertaining to Letters of Credit, the Administrative Agent shall promptly notify each applicable L/C Issuer thereof. Each Revolving Credit Lender (in the case of any such request pertaining to Alternative Revolver Currency Loans) or each applicable L/C Issuer (in the case of a request pertaining to Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m., Local Time, ten (10) Business Days after receipt of such request whether it consents, in its sole discretion, to the making of Alternative Revolver Currency Loans or the issuance of Letters of Credit, as the case may be, in such requested currency. Any failure by a Revolving Credit Lender or an applicable L/C Issuer, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Revolving Credit Lender or L/C Issuer, as the case may be, to permit Alternative Revolver Currency Loans to be made or Letters of Credit to be issued in such requested currency. If the Administrative Agent and all the Revolving Credit Lenders consent to making Alternative Revolver Currency Loans in such requested currency and the Administrative Agent and the Revolving Credit Lenders reasonably determine that an appropriate interest rate is available to be used for such requested currency, the Administrative Agent shall so notify the Borrower and (i) the Administrative Agent and the Revolving Credit Lenders may amend the definition of “Alternative Revolver Currency Daily Rate” or “Alternative Revolver Currency Term Rate,” as applicable, to the extent necessary to add the applicable rate for such currency and any applicable adjustment for such rate and (ii) to the extent the definition of “Alternative Revolver Currency Daily Rate” or “Alternative Revolver Currency Term Rate,” as applicable, has been amended to reflect the appropriate rate for such currency, such currency shall thereupon be deemed for all purposes to be an Alternative Revolver Currency for purposes of any Borrowings of Alternative Revolver Currency Loans. If the Administrative Agent and the applicable L/C Issuer consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the Borrower and (x) the Administrative Agent and the applicable L/C Issuer may amend the definition of “Alternative L/C Currency” to the extent necessary to add the applicable rate for such currency and any applicable adjustment for such rate and (y) to the extent the definition of “Alternative L/C Currency” has been amended to reflect the appropriate rate for such currency, such currency shall thereupon be deemed for all purposes to be an Alternative L/C Currency hereunder for purposes of any Letter of Credit issuances of such L/C Issuer. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.08(g), the Administrative Agent shall promptly so notify the Borrower.

Section 1.09 Certain Calculations and Tests.

(a) When calculating the availability under any basket or ratio under this Agreement or compliance with any provision of this Agreement in connection with any Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions), in each case, at the option of the Borrower (the Borrower’s election to exercise such option, an “LCT Election”), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default or Event of Default)) under this Agreement shall be deemed to be the date (the “LCT Test Date”) either (a) the definitive agreement for such Limited Condition Transaction is entered into (or, if applicable, the date of delivery of an irrevocable declaration of a Restricted Payment or similar event), or (b) solely in connection with an acquisition to which the United Kingdom City Code on Takeovers and Mergers applies, the date on which a “Rule 2.7 announcement” of a firm intention to make an offer (or equivalent announcement in another jurisdiction) (an “LCT Public Offer”) in respect of a target of a Limited Condition Transaction and, in each case, if, after giving pro forma effect to the Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions) and any related pro forma adjustments, Holdings or any of its Restricted Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes (in the case of Indebtedness, for example, whether such Indebtedness is committed, issued, assumed or incurred at the LCT Test Date or at any time thereafter); provided, that (a) if financial statements for one or more subsequent fiscal quarters shall have become available, the Borrower may elect, in its sole discretion, to redetermine all such ratios, tests or baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be the applicable LCT Test Date for purposes of such ratios, tests or baskets, (b) except as contemplated in the foregoing clause (a), compliance with such ratios, test or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction and any actions or transaction related thereto (including acquisitions, Investments, the incurrence, issuance or assumption of Indebtedness and the use of proceeds thereof, the incurrence or creation of Liens, repayments, Restricted Payments and Asset Dispositions) and (c) Consolidated Interest Expense for purposes of the Interest Coverage Ratio will be calculated using an assumed interest rate as reasonably determined by the Borrower.

For the avoidance of doubt, if the Borrower has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in EBITDA or total assets of Holdings or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations; (2) if any related requirements and conditions (including as to the absence of any continuing Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of an Default or Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing); and (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes (or, if applicable, the irrevocable notice is terminated, expires or passes or, as applicable, the offer in respect of an LCT Public Offer for, such acquisition is terminated), as applicable, without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction.

(b) Notwithstanding anything to the contrary herein, in the event an item of Indebtedness (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance on a ratio basket based exceptions, thresholds and baskets, such ratio(s) shall be calculated with respect to such incurrence, issuance or other transaction without giving effect to amounts being utilized under any other basket under the same covenant (other than a ratio basket based on the Interest Coverage Ratio, Consolidated First Lien Secured Leverage Ratio, Consolidated Total Senior Secured Leverage Ratio or Consolidated Total Leverage Ratio) on the same date. Each item of Indebtedness that is incurred or issued, each Lien incurred and each other transaction undertaken will be deemed to have been incurred, issued or taken first, to the extent available, pursuant to the relevant Interest Coverage Ratio, Consolidated First Lien Secured Leverage Ratio, Consolidated Total Senior Secured Leverage Ratio or Consolidated Total Leverage Ratio test.

(c) Notwithstanding anything to the contrary herein, (i) in the event an item of Indebtedness (or any portion thereof) is incurred or issued, any Lien is incurred or other transaction is undertaken in reliance on a ratio basket based on an Interest Coverage Ratio, Consolidated First Lien Secured Leverage Ratio, Consolidated Total Senior Secured Leverage Ratio or Consolidated Total Leverage Ratio, such ratio(s) shall be calculated without regard to the incurrence of any Revolving Credit Loan or Letter of Credit Incurred or issued, as applicable, immediately prior to or in connection therewith; and (ii) any calculation or measure that is determined with reference to Holdings’ financial statements (including Consolidated EBITDA, Consolidated Interest Expense, Consolidated Net Income, Interest Coverage Ratio, Consolidated First Lien Secured Leverage Ratio, Consolidated Total Senior Secured Leverage Ratio and Consolidated Total Leverage Ratio) may be determined with reference to the financial statements of a Parent Entity delivered in accordance with the requirements set forth in the penultimate paragraph of Section 6.01.

(d) For purposes of making the computations referred to above, any Investments, acquisitions, dispositions, mergers, consolidations, operational changes, business expansions and disposed or discontinued operations that have been made by Holdings or any of its Restricted Subsidiaries, during the reference period or subsequent to the reference period and on or prior to or simultaneously with the date of such computation shall be calculated (other than for the purposes of the Financial Covenant or Applicable Rate) on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, operational changes, business expansions and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into Holdings or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, operational change, business expansion or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the applicable computations shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable reference period.

(e) For purposes of this Agreement, whenever pro forma effect is to be given to a transaction (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of Holdings (and may include, for the avoidance of doubt, cost savings, operating expense reductions and synergies resulting from such transaction which is being given pro forma effect, subject to and without duplication of the applicable limitations and other terms of the definition of Consolidated EBITDA). If any Indebtedness bears a floating rate of interest and is being given pro forma effect), the interest on such Indebtedness shall be calculated as if the rate in effect on the date such Indebtedness was incurred had been the applicable rate for the reference period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Holdings to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computations referred to in the preceding paragraphs, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the reference period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower may designate.

Section 1.10 Interest Rates. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to Base Rate, the Term SOFR Reference Rate Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower, other than, in each case, to the extent of the Administrative Agent’s gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, or any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service, except, in each case to the extent of the Administrative Agent’s gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision. Nothing in this Section shall constitute a representation or warranty by Holdings or any of its Restricted Subsidiaries nor can it constitute the basis of any Default or Event of Default.

Section 1.11 Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its equity interests at such time.

ARTICLE II

The Commitments and Credit Extensions

Section 2.01 The Loans.

(a) The Initial Term Loans.

(i) Subject to the terms and conditions set forth herein, each Lender with an Initial Term Commitment as set forth on Schedule 2.01(A) severally agrees to make to the Borrower a single loan denominated in Dollars in a principal amount equal to such Lender’s Initial Term Commitment on the Closing Date.

(ii) Initial Term Loans made pursuant to Section 2.01(a)(i) on the Closing Date shall be deemed to constitute one Class of Loans for all purposes hereunder. Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed. Initial Term Loans may be Base Rate Loans or SOFR Loans, as further provided herein.

(b) The Revolving Credit Borrowings. Subject to the terms and conditions set forth herein, each Revolving Credit Lender severally agrees to make (or cause its Applicable Lending Office to make) Revolving Credit Loans from time to time during the Availability Period in Dollars or in one or more Alternative Currencies in an aggregate principal amount that will not result in such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Credit Commitment. Within the limits of each Lender’s Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01(b), prepay under Section 2.05, and reborrow under this Section 2.01(b). Revolving Credit Loans denominated in Dollars may be Base Rate Loans or SOFR Loans, as further provided herein. Revolving Credit Loans denominated in an Alternative Revolver Currency shall be Alternative Revolver Currency Daily Rate Loans or Alternative Revolver Currency Term Rate Loans, as further provided herein.

Section 2.02 Borrowings, Conversions and Continuations of Loans.

(a) Each Term Borrowing, each Revolving Credit Borrowing, each conversion of Loans from one Type to the other, and each continuation of SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, shall be made upon the Borrower’s irrevocable notice, on behalf of the Borrower, to the Administrative Agent, which may be given by telephone. Each such notice must be received by the Administrative Agent substantially in the form attached hereto as Exhibit A, (i) in the case of a SOFR Loan, not later than 1:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing (or, in the case of Initial Term Loans to be borrowed on the Closing Date, one (1) Business Day before the proposed Borrowing), (ii) in the case of an Alternative Revolver Currency Loan, 1:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing or, in the case of an Alternative Revolver Currency Term Rate Loan, any continuation or (iii) in the case of a Base Rate Loan or (if applicable) Daily SOFR Loan, not later than 11:00 a.m., Local Time, on same day of the proposed Borrowing. Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by hand delivery, telecopy or electronic transmission to the Administrative Agent of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Each Borrowing of, conversion to or continuation of SOFR Loans or (if applicable) Daily

SOFR Loans denominated in Dollars shall, in each case, be in a principal amount of the Borrowing Minimum or a whole multiple of the Borrowing Multiple in excess thereof and each Borrowing of, conversion to or continuation of Alternative Revolver Currency Term Rate Loans or (if applicable) Alternative Revolver Currency Daily Rate Loans denominated in an Alternative Revolver Currency shall, in each case, be in a principal amount of the Dollar Equivalent of the Borrowing Minimum of such Alternative Revolver Currency or a whole multiple of the Dollar Equivalent of the Borrowing Multiple of such Alternative Revolver Currency in excess thereof. Except as provided in Section 2.03(c), each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of the Borrowing Minimum or a whole multiple of the Borrowing Multiple in excess thereof. Each Committed Loan Notice (whether telephonic or written) shall specify (i) whether the Borrower is requesting a Term Borrowing, a Revolving Credit Borrowing (and whether such Revolving Credit Borrowing shall be denominated in Dollars or an Alternative Revolver Currency), a conversion of Loans from one Type to the other, or a continuation of SOFR Loans or Alternative Revolver Currency Term Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the Class and principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, (v) if applicable, the duration of the Interest Period with respect thereto and (vi) the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.02(b). If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made or continued as, or converted to, Base Rate Loans; provided, however, that in the case of a failure to timely request a continuation of Alternative Revolver Currency Term Rate Loans, such Loans shall be continued as Alternative Revolver Currency Term Rate Loans in their original currency with an Interest Period of one (1) month. Any such automatic conversion or continuation shall be effective as of the last day of the Interest Period then in effect with respect to the applicable SOFR Loans or Alternative Revolver Currency Term Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of SOFR Loans or Alternative Revolver Currency Term Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month. For the avoidance of doubt, the Borrower and Lenders acknowledge and agree that any conversion or continuation of an existing Loan shall be deemed to be a continuation of that Loan with a converted interest rate methodology and not a new Loan. Except as provided pursuant to Section 2.12(a) and Section 3.02, no Loan may be converted into or continued as a Loan denominated in a different currency, but instead must be repaid in the original currency of such Loan and reborrowed in the other currency.

(b) Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Appropriate Lender of the amount of its Applicable Percentage of the applicable Class of Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Appropriate Lender of the details of any automatic conversion or continuation described in Section 2.02(a). In the case of each Borrowing, each Appropriate Lender shall make (or cause its Applicable Lending Office to make) the amount of its Loan available to the Administrative Agent by wire transfer in immediately available funds at the Administrative Agent’s Office not later than 1:00 p.m., Local Time, on the Business Day specified in the applicable Committed Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 (and, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the Borrower designated in the Committed Loan Notice in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower maintained with the Administrative Agent and designated by the Borrower in the Committed Loan Notice with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower; provided that if, on the date the Committed Loan Notice with respect to such Borrowing is given by the Borrower, there are L/C Borrowings outstanding, then the proceeds of such Borrowing shall be applied first, to the payment in full of any such L/C Borrowings, and second, to the Borrower as provided above.

(c) Except as otherwise provided herein, a SOFR Loan or Alternative Revolver Currency Term Rate Loan may be continued or converted only on the last day of an Interest Period for such SOFR Loan or Alternative Revolver Currency Term Rate Loan, unless the Borrower pays the amount due, if any, under Section 3.04 in connection therewith. If an Event of Default has occurred and is continuing and, the Administrative Agent, at the request of the Required Lenders (or, solely with respect to the Revolving Credit Facility, at the request of the Required Revolving Credit Facility Lenders), so notifies the Borrower, then so long as such Event of Default is continuing: (i) no Loans may be converted to or continued as SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, (ii) no outstanding Loans may be continued for an Interest Period of more than one month’s duration and (iii) unless repaid, each SOFR Loan and Alternative Revolver Currency Term Rate Loan shall be converted to a Base Rate Loan at the end of the Interest Period applicable thereto.

(d) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for SOFR Loans or Alternative Revolver Currency Term Rate Loans upon determination of such interest rate. The determination of Adjusted Term SOFR and any Alternative Revolver Currency Term Rate by the Administrative Agent shall be conclusive in the absence of manifest error.

(e) Anything in clauses (a) to (d) above to the contrary notwithstanding, after giving effect to all Term Borrowings and Revolving Credit Borrowings, all conversions of Term Loans and Revolving Credit Loans from one Type to the other, and all continuations of Term Loans and Revolving Credit Loans as the same Type, there shall not be more than fifteen (15) Interest Periods in effect at any time for all Borrowings of SOFR Loans.

Section 2.03 Letters of Credit.

(a) The Letter of Credit Commitments.

(i) Subject to the terms and conditions set forth herein, (1) each L/C Issuer agrees, in reliance upon the agreements of the Revolving Credit Lenders set forth in this Section 2.03, (x) from time to time on any Business Day during the Availability Period for the Revolving Credit Facility, to issue Letters of Credit denominated in Dollars or an Alternative L/C Currency for the account of the Borrower (provided that any Letter of Credit may be for the benefit of any Subsidiary of the Borrower) and to amend or extend Letters of Credit previously issued by it, in accordance with Section 2.03(b), and (y) to honor drafts under the Letters of Credit and (2) the Revolving Credit Lenders severally agree to participate in Letters of Credit issued pursuant to this Section 2.03; provided that no L/C Issuer shall be obligated to make any L/C Credit Extension with respect to any Letter of Credit, and, except in the case of the following clause (w), no Lender shall be obligated to participate in any Letter of Credit if immediately after giving effect to such L/C Credit Extension, (w) the aggregate L/C Exposure in respect of Letters of Credit issued by such L/C Issuer would exceed such L/C Issuer’s L/C Issuer Sublimit, (x) the aggregate L/C Exposure would exceed the Letter of Credit Sublimit or (y) the Revolving Credit Exposure of any Lender would exceed such Lender’s Revolving Credit Commitment. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(ii) An L/C Issuer shall be under no obligation to issue any Letter of Credit (and, in the case of clauses (B) and (C), shall not issue any Letter of Credit) if:

(A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit, or any Law applicable to such L/C Issuer or any directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or direct that such L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date (for which such L/C Issuer is not otherwise compensated hereunder);

(B) subject to Section 2.03(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last renewal, unless the relevant L/C Issuer has approved such expiry date;

(C) the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless the relevant L/C Issuer has approved such expiry date (it being understood that the participations of the Revolving Credit Lenders in any undrawn Letter of Credit shall in any event terminate on the Letter of Credit Expiration Date);

(D) the issuance of such Letter of Credit would violate any Laws binding upon such L/C Issuer;

(E) the issuance would violate any policies or procedures of such L/C Issuer;

(F) the face amount of such Letter of Credit (together with all other Letters of Credit issued by such L/C Issuer and outstanding at such time) shall exceed the L/C Issuer Sublimit applicable to such L/C Issuer; or

(G) the Letter of credit is not a standby letter of credit.

(iii) An L/C Issuer shall be under no obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(iv) Letter of Credit Reporting. On a monthly basis, each L/C Issuer shall deliver to the Administrative Agent a complete list of outstanding Letters of Credit issued by such L/C Issuer.

(b) Procedures for Issuance and Amendment of Letters of Credit; Auto Extension Letters of Credit.

(i) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower hand delivered or telecopied (or transmitted by electronic communication, if arrangements for doing so have been approved by the L/C Issuer) to the L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Borrower. Such Letter of Credit Application must be received by the relevant L/C Issuer and the Administrative Agent not later than 1:00 p.m., Local Time, at least three (3) Business Days prior to the proposed issuance date or date of amendment, as the case may be; or, in each case, such later date and time as the relevant L/C Issuer may agree in a particular instance in its sole discretion. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the relevant L/C Issuer: (a) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (b) the amount thereof; (c) the expiry date thereof; (d) the name and address of the beneficiary thereof; (e) the documents to be presented by such beneficiary in case of any drawing thereunder; (f) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (g) such other matters as the relevant L/C Issuer may reasonably request. If requested by the L/C Issuer, the Borrower also shall submit a letter of credit application on the L/C Issuer’s standard form in connection with any request for a Letter of Credit. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the relevant L/C Issuer (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as the relevant L/C Issuer may reasonably request.

(ii) Promptly after receipt of any Letter of Credit Application, the relevant L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof. Upon receipt by the relevant L/C Issuer of confirmation from the Administrative Agent that the requested issuance or amendment is permitted in accordance with the terms hereof, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower or enter into the applicable amendment, as the case may be. Immediately upon the issuance of each Letter of Credit, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, acquire from the relevant L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Revolving Credit Lender’s Applicable Percentage times the amount of such Letter of Credit.

(iii) With respect to standby Letters of Credit only, if the Borrower so requests in any applicable Letter of Credit Application, the relevant L/C Issuer shall agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the relevant L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the relevant L/C Issuer, the Borrower shall not be required to make a specific request to the relevant L/C Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the applicable Lenders shall be deemed to have authorized (but may not require) the relevant L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided that the relevant L/C Issuer shall not permit any such extension if (A) the relevant L/C Issuer has determined that it would have no obligation at such time to issue such Letter of Credit in its extended form under the terms hereof (by reason of the provisions of Section 2.03(a)(ii) or otherwise), or (B) it has received notice (which may be by telephone, followed promptly in writing, or in writing) on or before the day that is five (5) Business Days before the Non-Extension Notice Date from the Administrative Agent or any Revolving Credit Lender, as applicable, or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied.

(iv) Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the relevant L/C Issuer will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c) Drawings and Reimbursements; Funding of Participations.

(i) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the relevant L/C Issuer shall notify promptly the Borrower and the Administrative Agent thereof. On the Business Day immediately following the Business Day on which the Borrower shall have received notice of any payment by an L/C Issuer under a Letter of Credit (or, if the Borrower shall have received such notice later than 1:00 p.m. on any Business Day, on the second succeeding Business Day) (such date of payment, an “Honor Date”), the Borrower shall reimburse such L/C Issuer through the Administrative Agent in Dollars in an amount equal to the Dollar Equivalent of such drawing using the Exchange Rate in relation to Dollars in effect on the Honor Date. If the Borrower fails to so reimburse such L/C Issuer on the Honor Date (or if any such reimbursement payment is required to be refunded to the Borrower for any reason), then, in the case of each L/C Borrowing, the Administrative Agent shall promptly notify the applicable L/C Issuer and each Appropriate Lender of the Honor Date, the amount of the unreimbursed drawing in Dollars (the “Unreimbursed Amount”), and the amount of such Appropriate Lender’s Applicable Percentage thereof. In the event that the Borrower does not reimburse the L/C Issuer on the Business Day following the date it receives notice of the Honor Date (or, if the Borrower shall have received such notice later than 1:00 p.m. on any Business Day, on the second succeeding Business Day), the Borrower shall be deemed to have requested a Revolving Credit Borrowing denominated in Dollars of Base Rate Loans to be disbursed on such date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans but subject to the amount of the unutilized portion of the Revolving Credit Commitments, and subject to the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice). Any notice given by an L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice. For the avoidance of doubt, if any drawing occurs under a Letter of Credit and such drawing is not reimbursed on the same day, such drawing shall, without duplication, accrue interest at the rate applicable to Base Rate Loans under the Revolving Credit Facility until the date of reimbursement.

(ii) Each Revolving Credit Lender (including any such Lender acting as an L/C Issuer) shall upon any notice pursuant to Section 2.03(c)(i) make funds available to the Administrative Agent in Dollars for the account of the relevant L/C Issuer at the Administrative Agent’s Office for payments in an amount equal to its Applicable Percentage of any Unreimbursed Amount in respect of a Letter of Credit not later than 1:00 p.m., New York City time, on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03, each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the relevant L/C Issuer.

(iii) With respect to any Unreimbursed Amount in respect of a Letter of Credit that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the relevant L/C Issuer an L/C Borrowing in Dollars in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Revolving Credit Lender’s payment to the Administrative Agent for the account of the relevant L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv) Until each Revolving Credit Lender funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the relevant L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Revolving Credit Lender’s Applicable Percentage of such amount shall be solely for the account of the relevant L/C Issuer.

(v) Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse an L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the relevant L/C Issuer, a Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default; or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided that each Revolving Credit Lender’s obligation to make Revolving Credit Loans (but not L/C Advances) pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower of a Committed Loan Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the relevant L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi) If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the relevant L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. A certificate of the relevant L/C Issuer submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent demonstrable error.

(vii) If, at any time after an L/C Issuer has made a payment under any Letter of Credit and has received from any Revolving Credit Lender such Lender’s L/C Advance in respect of such payment in accordance with this Section 2.03(c), the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to each Revolving Credit Lender its Applicable Percentage thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s L/C Advance was outstanding) in the same funds as those received by the Administrative Agent.

(viii) If any payment received by the Administrative Agent for the account of an L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent for the account of such L/C Issuer its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate.

(d) Obligations Absolute. The obligation of the Borrower to reimburse the relevant L/C Issuer for each drawing under each Letter of Credit issued by it and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

(ii) the existence of any claim, counterclaim, setoff, defense or other right that any Loan Party may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the relevant L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv) any payment by the relevant L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the relevant L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law;

(v) any exchange, release or nonperfection of any Collateral, or any release or amendment or waiver of or consent to departure from the Guaranty or any other guarantee, for all or any of the Secured Obligations of any Loan Party in respect of such Letter of Credit;

(vi) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Loan Party; or

(vii) any adverse change in the relevant exchange rates or in the availability of the relevant Alternative L/C Currency to the Borrower or in the relevant currency markets generally.

provided that the foregoing shall not excuse any L/C Issuer from liability to the Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by such L/C Issuer’s gross negligence or willful misconduct as determined by a court of competent jurisdiction when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.

(e) Role of L/C Issuers. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the relevant L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C Issuers, any Agent-Related Person nor any of the respective correspondents, participants or assignees of any L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Required Lenders or the Required Revolving Credit Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct as determined by a court of competent jurisdiction; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided that this assumption is not intended to, and shall not, preclude the Borrower’s pursuing such rights and remedies as they may have against the beneficiary or transferee at law or under any other agreement. None of the L/C Issuers, any Agent-Related Person, nor any of the respective correspondents, participants or assignees of any L/C Issuer, shall be liable or responsible for any of the matters described in clauses (i) through (iii) of this Section 2.03(e); provided that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against an L/C Issuer, and such L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower caused by such L/C Issuer’s willful misconduct or gross negligence as determined by a court of competent jurisdiction or such L/C Issuer’s willful or grossly negligent failure as determined by a court of competent jurisdiction to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, each L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and no L/C Issuer shall be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(f) Cash Collateral. (i) If any Event of Default occurs and is continuing and the Administrative Agent or the Required Revolving Credit Lenders or Required Lenders, as applicable, require the Borrower to Cash Collateralize the L/C Obligations pursuant to Section 8.02(a)(iii) or (ii) an Event of Default set forth under Section 8.01(f) (with respect to the Borrower) or (g) occurs and is continuing, then the Borrower shall Cash Collateralize the then Outstanding Amount of all L/C Obligations (in an amount equal to such Outstanding Amount plus any accrued or unpaid fees thereon determined as of the date such Cash Collateral is provided). For purposes hereof, “Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the relevant L/C Issuer and the Revolving Credit Lenders, as collateral for the L/C Obligations, cash or deposit account balances in the relevant currencies in an amount equal to the L/C Exposure (determined as of the date of such Event of Default) (“Cash Collateral”) pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the relevant L/C Issuer (which documents are hereby consented to by the Lenders). Derivatives of such term have corresponding meanings. The Borrower hereby grants to the Administrative Agent, for the benefit of the L/C Issuers and the Revolving Credit Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Interest or profits, if any, on such investments shall accumulate in such account. Cash Collateral shall be maintained in accounts satisfactory to the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders and may be invested in readily available Cash Equivalents at its sole discretion. If at any time the Administrative Agent determines that any funds held as Cash Collateral are subject to any right or claim of any Person other than the Administrative Agent (on behalf of the Secured Parties) or that the total amount of such funds is less than the L/C Exposure, the Borrower will, forthwith upon demand by the Administrative Agent, pay to the Administrative Agent, as additional funds to be deposited and held in the deposit accounts specified by the Administrative Agent, an amount equal to the excess of (a) such L/C Exposure over (b) the total amount of funds, if any, then held as Cash Collateral that the Administrative Agent reasonably determines to be free and clear of any such right and claim. Upon the drawing of any Letter of Credit for which funds are on deposit as Cash Collateral, such funds shall be applied, to the extent permitted under applicable Law, to reimburse the relevant L/C Issuer. To the extent the amount of any Cash Collateral exceeds the L/C Exposure plus costs incidental thereto and so long as no other Event of Default has occurred and is continuing, the excess shall be refunded to the Borrower. If such Event of Default is cured or waived and no other Event of Default is then occurring and continuing, the amount of any Cash Collateral (including any accrued interest thereon) shall be refunded to the Borrower.

(g) Letter of Credit Fees. The Borrower shall pay to the Administrative Agent in Dollars for the account of each Revolving Credit Lender in accordance with its Applicable Percentage, a Letter of Credit fee for each Letter of Credit issued pursuant to this Agreement equal to the product of (i) Applicable Rate for Letter of Credit fees and (ii) the Dollar Equivalent of the daily maximum amount then available to be drawn under such Letter of Credit. Such letter of credit fees shall be computed on a quarterly basis in arrears. Such letter of credit fees shall be due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. If there is any change in the Applicable Rate during any quarter, the daily maximum amount of each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(h) Fronting Fee and Documentary and Processing Charges Payable to L/C Issuers. The Borrower shall pay directly to each L/C Issuer for its own account a fronting fee (a “Fronting Fee”) in Dollars with respect to each Letter of Credit issued by it equal to 0.125% per annum of the Dollar Equivalent of the daily maximum amount then available to be drawn under such Letter of Credit. Such fronting fees shall be computed on a quarterly basis in arrears. Such fronting fees shall be due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. In addition, the Borrower shall pay directly to each L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable within ten (10) Business Days of demand and are nonrefundable.

(i) Conflict with Letter of Credit Application. Notwithstanding anything else to the contrary in any Letter of Credit Application, in the event of any conflict between the terms hereof and the terms of any Letter of Credit Application, the terms hereof shall control.

(j) Addition of an L/C Issuer. A Revolving Credit Lender (or any of its Subsidiaries or affiliates) may become an additional L/C Issuer hereunder pursuant to a written agreement among the Borrower, the Administrative Agent and such Revolving Credit Lender. The Administrative Agent shall notify the Revolving Credit Lenders of any such additional L/C Issuer.

(k) Applicability of ISP and UCP. Unless otherwise expressly agreed by the L/C Issuer and the Borrower when a Letter of Credit is issued (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the UCP shall apply to each commercial Letter of Credit.

(l) [Reserved].

(m) Replacement of L/C Issuer. Any L/C Issuer may be replaced with another Revolving Credit Lender (or an Affiliate of a Revolving Credit Lender) at any time by written agreement among the Borrower, the Administrative Agent, the Required Revolving Credit Lenders, and the successor L/C Issuer. The Administrative Agent shall notify the Revolving Credit Lenders of any such replacement of such L/C Issuer. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced L/C Issuer. From and after the effective date of any such replacement, (i) the successor L/C Issuer shall have all the rights and obligations of the applicable L/C Issuer under this Agreement with respect to Letters of Credit to be issued thereafter, and (ii) references herein to the term “L/C Issuer” shall be deemed to refer to such successor or to any previous L/C Issuer, or to such successor L/C Issuer and all previous L/C Issuers, as the context shall require. After the replacement of an L/C Issuer hereunder, the replaced L/C Issuer shall remain a party hereto and shall continue to have all the rights and obligations of an L/C Issuer under this Agreement with respect to Letters of Credit issued by it prior to such replacement but shall not be required to issue additional Letters of Credit.

Section 2.04 [Reserved].

Section 2.05 Prepayments.

(a) Optional Prepayments.

(i) The Borrower may, upon notice to the Administrative Agent by the Borrower, at any time or from time to time voluntarily prepay any Borrowing of any Class in whole or in part without premium or penalty (except as set forth in Section 2.05(a)(iv)); provided that (1) such notice must be received by the Administrative Agent not later than 1:00 p.m., New York City time (A) three (3) Business Days (or such shorter period as agreed to by the Administrative Agent) prior to any date of prepayment of SOFR Loans, (B) four (4) Business Days (or such shorter period as agreed to by the Administrative Agent) prior to any date of prepayment of Alternative Revolver Currency Loans and (C) on the date of prepayment of Base Rate Loans or Daily SOFR Loans and (2) any prepayment of SOFR Loans or Alternative Revolver Currency Loans shall be in a principal amount of the Borrowing Minimum or the Dollar Equivalent thereof, as applicable, or a whole multiple of the Borrowing Multiple or the Dollar Equivalent thereof, as applicable, in excess thereof, in each case, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Class(es) and Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each Appropriate Lender of its receipt of each such notice, and of the amount of such Lender’s Applicable Percentage of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a SOFR Loan or an Alternative Revolver Currency Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.04. Each prepayment of the Loans pursuant to this Section 2.05(a) shall be applied to the installments thereof as directed by the Borrower (it being understood and agreed that if the Borrower does not so direct at the time of such prepayment, such prepayment shall be applied against the scheduled repayments of Term Loans of the relevant Class under Section 2.07 in direct order of maturity) and shall be paid to the Appropriate Lenders in accordance with their respective Applicable Percentages.

(ii) [Reserved].

(iii) Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind any notice of prepayment under Section 2.05(a) if such prepayment would have resulted from a refinancing of all of the Facilities, which refinancing shall not be consummated or shall otherwise be delayed.

(iv) In the event that the Borrower (x) makes any prepayment of any Class of Initial Term Loans in connection with any Repricing Transaction or (y) effects any amendment of this Agreement resulting in a Repricing Transaction with respect to any Class of Initial Term Loans, in each case prior to the six (6) month anniversary of the Amendment No. 1 Effective Date, the Borrower shall pay a premium in an amount equal to 1.00% of (A) in the case of clause (x), the amount of such Initial Term Loans being prepaid or (B) in the case of clause (y), the aggregate amount of the applicable Initial Term Loans outstanding immediately prior to such amendment, in each case to the Administrative Agent, for the ratable account of each of the applicable Initial Term Lenders.

(b) Mandatory Prepayments.

(i) Within ten (10) Business Days after financial statements have been delivered pursuant to Section 6.01(a) and the related Compliance Certificate has been delivered pursuant to Section 6.02(a), commencing with the fiscal year ending December 31, 2021, the Borrower shall cause to be prepaid an aggregate principal amount of Term Loans equal to (A) 50% (such percentage as it may be reduced as described below, the “ECF Percentage”) of Excess Cash Flow, if any, for the fiscal year covered by such financial statements, if the extent Excess Cash Flow for such period exceeds $5,000,000 and then, only to the extent of the amount in excess of $5,000,000, minus at the Borrower’s option, (B) the sum of (i) (x) all voluntary prepayments of Term Loans (or any Credit Agreement Refinancing Indebtedness in respect thereof) during such fiscal year (and, without duplication of any deduction with respect to any other fiscal year, at the Borrower’s option, following the last day of such fiscal year and on or prior to such required prepayment date), (y) voluntary prepayments of other Indebtedness permitted hereunder that is secured on a pari passu basis with the Secured Obligations (including, in the case of clauses (x) and (y), any debt buyback or prepayments at a discount to par under such facilities, with credit given for the actual amount of the cash payment) and (ii) all voluntary prepayments of Revolving Credit Loans (or any Credit Agreement Refinancing Indebtedness in respect thereof) during such fiscal year (and, without duplication of any deduction with respect to any other fiscal year, at the Borrower’s option, following the last day of such fiscal year and on or prior to such required prepayment date) to the extent the Revolving Credit Commitments are permanently reduced by the amount of such payments or to the extent drawn to account for any additional OID or upfront fees that are implemented pursuant to the “market flex” provisions of the Fee Letter (or, in each case, any Credit Agreement Refinancing Indebtedness in respect thereof), in the case of each of the immediately preceding clauses (i) and (ii), to the extent such prepayments are not funded with the proceeds of Indebtedness; provided that (x) the ECF Percentage shall be 25% if the Consolidated First Lien Secured Leverage Ratio (after giving effect to any prepayment of Loans after such year as contemplated above in clause (B)) as of the last day of the fiscal year covered by such financial statements was less than 2.30:1.00 and greater than or equal to 1.80:1.00 and (y) the ECF Percentage shall be 0% if the Consolidated First Lien Secured Leverage Ratio (after giving effect to any prepayment of Loans after such year as contemplated above in clause (B)) as of the last day of the fiscal year covered by such financial statements was less than 1.80:1.00.

(ii) (A) Subject to Section 2.05(b)(ii)(B), and any Customary Intercreditor Agreement, if following the Closing Date (x) Holdings, the Borrower or any Restricted Subsidiary consummates any non-ordinary course sale, transfer or other disposition of property or assets permitted by Section 7.05(a)(ii) and clauses (7) though (28) of the definition of Asset Disposition, or (y) any Casualty Event occurs, which in the aggregate results in the realization or receipt by Holdings, the Borrower or such Restricted Subsidiary of Net Available Cash in excess of $5,000,000 (and then, only to the extent of the amount in excess of $5,000,000) in the case of each of, a single Asset Disposition or Casualty Event or series of related Asset Dispositions or Casualty Events, the Borrower shall make a prepayment, in accordance with Section 2.05(b)(ii)(C), of an aggregate principal amount of Term Loans equal to such Net Available Cash (the “Applicable Proceeds”) realized or received; provided that no such prepayment shall be required pursuant to this Section 2.05(b)(ii)(A) (I) with respect to such portion of such Net Available Cash that the Borrower intends to reinvest in accordance with Section 2.05(b)(ii)(B), (II) until the aggregate amount of Net Available Cash is reinvested in accordance with Section 2.05(b)(ii)(B) within the time periods set forth therein or (III) with respect to such portion of such Net Available Cash that is used to repay Other Applicable Indebtedness as permitted under Section 2.05(b)(ii)(C).

(B) With respect to any Applicable Proceeds realized or received with respect to any Asset Disposition (other than any Asset Disposition specifically excluded from the application of Section 2.05(b)(ii)(A)) or any Casualty Event, at the option of the Borrower, the Borrower may (x) reinvest (including capital expenditures) an amount equal to all or any portion of such Applicable Proceeds in (i) Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary) or (ii) in any one or more businesses (provided such business will be a Restricted Subsidiary) within twelve (12) months (or one hundred eighty (180) days after the twelve (12) month period following receipt of such Applicable Proceeds if a contractual commitment to reinvest is entered into within twelve (12) months) following receipt of such Applicable Proceeds or (y) such Applicable Proceeds shall be deemed to have been reinvested in assets used or useful in the business of Holdings, the Borrower or any Restricted Subsidiary (including pursuant to a Permitted Acquisition, Investment or capital expenditure) pursuant to any such investment occurring in the 90 days preceding the date of receipt of such Available Proceeds; provided that if any Applicable Proceeds are not so reinvested by the deadline specified in clause (x) or (y) above, as applicable, or if any such Applicable Proceeds are no longer intended to be or cannot be so reinvested at any time after delivery of a notice of reinvestment election, an amount equal to such Applicable Proceeds shall be applied, in accordance with Section 2.05(b)(ii)(C), to the prepayment of the Term Loans as set forth in this Section 2.05.

(C) On each occasion that the Borrower must make a prepayment of the Term Loans pursuant to this Section 2.05(b)(ii), the Borrower shall, within ten (10) Business Days after the date of realization or receipt of such Applicable Proceeds (or, in the case of prepayments required pursuant to Section 2.05(b)(ii)(B), within ten (10) Business Days of the deadline specified in clause (x) or (y) thereof, as applicable, or of the date the Borrower reasonably determines that such Applicable Proceeds are no longer intended to be or cannot be so reinvested, as the case may be), make a prepayment, in accordance with Section 2.05(b)(v) below, of the principal amount of Term Loans in an amount equal to such Applicable Proceeds realized or received; provided, further, that with respect to any prepayment required by Section 2.05(b)(ii)(A), the Borrower may use a portion of such Applicable Proceeds to prepay or repurchase Indebtedness secured by the Collateral on a pari passu basis with the Liens securing the Secured Obligations (the “Other Applicable Indebtedness”) to the extent required pursuant to the terms of the documentation governing such Other Applicable Indebtedness, in which case, the amount of prepayment required to be made with respect to such Applicable Proceeds pursuant to this Section 2.05(b)(ii)(C) shall be deemed to be the amount equal to the product of (x) the amount of such Applicable Proceeds required to be repaid by (y) a fraction, the numerator of which is the outstanding principal amount of Term Loans required to be prepaid pursuant to this Section 2.05(b)(ii)(C) and the denominator of which is the sum of the outstanding principal amount of such Other Applicable Indebtedness required to be prepaid pursuant to the terms of the documents governing such Other Applicable Indebtedness and the outstanding principal amount of Term Loans required to be prepaid pursuant to this paragraph (for the avoidance of doubt, amounts described in this clause (y) in the calculation of such fraction shall be deemed to refer to then outstanding principal amount of such Indebtedness subject to such prepayment requirement, prior to giving effect to any reduction in the amount thereof as the result of such prepayment) and to the extent that the holders of Other Applicable Indebtedness do not accept such prepayment or repurchase, the amount that would otherwise be used to prepay or repurchase such Other Applicable Indebtedness shall be applied to prepayment of the Term Loans in accordance with Section 2.05(b)(v) below.

(iii) If, following the Closing Date, (I) Holdings or any Restricted Subsidiary incurs or issues any (A) Refinancing Term Loans, (B) Refinancing Indebtedness with respect to Indebtedness permitted pursuant to Section 7.03(b)(i) or (C) Indebtedness not expressly permitted to be incurred or issued pursuant to Section 7.03, the Borrower shall cause to be prepaid an aggregate principal amount of Term Loans equal to 100.0% of all Net Available Cash received therefrom (x) in the case of (A) or (B), concurrently with the receipt of such net Available Cash or (y) in the case of (C) on or prior to the date which is one (1) Business Day after the receipt of such Net Available Cash or (II) Holdings consummates an IPO, the Borrower shall cause to be prepaid an aggregate principal amount of Term Loans equal to 100.0% of all Net Available Cash received in connection with such IPO (up to $105.0 million) on or prior to the date that is five (5) Business Days following the consummation of such IPO. If the Borrower obtains any Refinancing Revolving Credit Commitments, the Borrower shall, concurrently with the receipt thereof, terminate Revolving Credit Commitments in an equivalent amount pursuant to Section 2.06.

(iv) Each prepayment of Term Loans pursuant to this Section 2.05(b) shall be applied on a pro rata basis to each Class of Term Loans and within each Class of Term Loans, as directed by the Borrower or, in the case of no direction, first, to the installments thereof pro rata in direct order of maturity for the next four scheduled payments pursuant to Section 2.07(a) following the applicable prepayment event and, second, to the remaining installments thereof pro rata; provided that any mandatory prepayment pursuant to Section 2.05 shall be applied on a pro rata basis to each Class of Initial Term Loans and, except to the extent a lesser prepayment is required pursuant to the applicable Incremental Facility Amendment or Extension Offer with respect to any applicable Class of Incremental Term Loans or Extended Term Loans, any Incremental Term Loans and Extended Term Loans. Each such prepayment of any Class of Term Loans shall be paid to the Lenders in accordance with their respective Applicable Percentages subject to clause (v) of this Section 2.05(b).

(v) The Borrower shall notify the Administrative Agent in writing of any mandatory prepayment of Term Loans required to be made pursuant to clauses (i), (ii), and (iii) of this Section 2.05(b) prior to 1:00 p.m. at least one (1) Business Day prior to the date of such prepayment. Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment. The Administrative Agent will promptly notify each Appropriate Lender of the contents of the Borrower’s prepayment notice and of such Appropriate Lender’s Applicable Percentage of the prepayment with respect to any Class of Term Loans. Each Appropriate Lender may reject all or a portion of its Applicable Percentage of any mandatory prepayment (such declined amounts, the “Declined Proceeds”) of Term Loans required to be made pursuant to clauses (i) or (ii) of this Section 2.05(b) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and the Borrower no later than 5:00 p.m. three (3) Business Days after the date of such Lender’s receipt of notice from the Administrative Agent regarding such prepayment. Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory prepayment of Term Loans to be rejected by such Lender. If a Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory repayment of Term Loans. Any Declined Proceeds shall be retained by the Borrower (“Retained Declined Proceeds”).

(vi) Notwithstanding any other provision of this Section 2.05(b), (i) to the extent that any or all of the Net Available Cash of any Asset Disposition by a Foreign Subsidiary otherwise giving rise to a prepayment pursuant to Section 2.05(b)(ii) (a “Restricted Disposition”), the Net Available Cash of any Casualty Event of a Foreign Subsidiary (a “Restricted Casualty Event”) or Excess Cash Flow attributable to Foreign Subsidiaries would be prohibited or delayed by applicable local law from being distributed or otherwise transferred to the Borrower, the realization or receipt of the portion of such Net Available Cash or Excess Cash Flow so affected will not be taken into account in measuring the Borrower’s obligation to repay Term Loans at the times provided in Section 2.05(b)(i), or the Borrower shall not be required to make a prepayment at the time provided in Section 2.05(b)(ii), as the case may be, for so long, but only so long, as the applicable local law will not permit such distribution or transfer (the Borrower hereby agreeing to cause the applicable Foreign Subsidiary to promptly take all commercially reasonable actions available under the applicable local law to permit such repatriation), and once distribution or transfer of any of such affected Net Available Cash or Excess Cash Flow is permitted under the applicable local law, the amount of such Net Available Cash or Excess Cash Flow permitted to be distributed or transferred (net of additional taxes payable or reserved against as a result thereof) will be promptly (and in any event not later than three

(3) Business Days after such distribution or transfer is permitted) taken into account in measuring the Borrower’s obligation to repay the Term Loans pursuant to this Section 2.05(b) to the extent provided herein, and (ii) to the extent that the Borrower has determined in good faith that repatriation of any or all of the Net Available Cash of any Restricted Disposition or any Restricted Casualty Event or Excess Cash Flow, in each case attributable to Foreign Subsidiaries, would have (x) an adverse tax consequence that is not de minimis (including any withholding tax and taking into account any foreign tax credit or benefit received in connection with such repatriation) or (y) would be material constituent document restrictions (as a result of minority ownership by third parties) and other material agreements (so long as any prohibition is not created in contemplation of such prepayment), the amount of the Net Available Cash or Excess Cash Flow so affected shall not be taken into account in measuring the Borrower’s obligation to repay Term Loans pursuant to this Section 2.05(b). Notwithstanding the foregoing, (x) Holdings and its Foreign Subsidiaries will undertake to use commercially reasonable efforts for one year to overcome or eliminate any such restrictions (subject to the considerations above and as determined in the Borrower’s reasonable business judgment) to make the relevant prepayment and (y) any prepayments required after application of the above provision shall be net of any costs, expenses or Taxes (other than any Taxes already taken into account in the definition of Net Available Cash or Excess Cash Flow, as applicable) incurred by the Borrower or any of its Affiliates and arising as a result of compliance with immediately preceding clause (x).

(vii) If for any reason the aggregate Revolving Credit Exposures of all Lenders at any time exceeds the aggregate Revolving Credit Commitments then in effect (including, for the avoidance of doubt, as a result of currency fluctuations or the termination of such Revolving Credit Commitments on the Maturity Date with respect thereto), the Borrower shall promptly prepay or cause to be promptly prepaid Revolving Credit Loans and/or Cash Collateralize the L/C Obligations in an aggregate amount equal to such excess; provided that the Borrower shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(b)(vii) unless after the prepayment in full of the Revolving Credit Loans, the aggregate Revolving Credit Exposures exceed the aggregate Revolving Credit Commitments.

(c) Interest, Funding Losses, Etc. All prepayments under this Section 2.05 shall be accompanied by all accrued interest thereon in the currency in which such Loan is denominated, together with, in the case of any such prepayment of a SOFR Loan or Alternative Revolver Currency Term Rate Loan on a date other than the last day of an Interest Period therefor, any amounts owing in respect of such SOFR Loan or Alternative Revolver Currency Term Rate Loan pursuant to Section 3.04.

Notwithstanding any of the other provisions of this Section 2.05, so long as no Event of Default shall have occurred and be continuing, if any prepayment of SOFR Loans or Alternative Revolver Currency Term Rate Loans is required to be made under this Section 2.05, prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.05 in respect of any such SOFR Loan or Alternative Revolver Currency Term Rate Loan prior to the last day of the Interest Period therefor, the Borrower may, in its sole discretion, deposit with the Administrative Agent in the currency in which such Loan is denominated the amount of any such prepayment otherwise required to be made hereunder until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.05. Such deposit shall constitute cash collateral for the SOFR Loans or Alternative Revolver Currency Term Rate Loans to be so prepaid, provided that the Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 2.05.

(d) Discounted Voluntary Prepayments.

(i) Notwithstanding anything to the contrary set forth in this Agreement (including Section 2.13) or any other Loan Document, the Borrower shall have the right at any time and from time to time to prepay one or more Classes of Term Loans to the Lenders at a discount to the par value of such Loans and on a non pro rata basis (each, a “Discounted Voluntary Prepayment”) pursuant to the procedures described in this Section 2.05(d), provided that (A) no proceeds from Revolving Credit Loans shall be used to consummate any such Discounted Voluntary Prepayment, (B) any Discounted Voluntary Prepayment shall be offered to all Term Lenders of such Class on a pro rata basis, (C) [reserved] and (D) the Borrower shall deliver to the Administrative Agent, together with each Discounted Prepayment Option Notice, a certificate of a Responsible Officer of the Borrower (1) stating that no Event of Default under Section 8.01(a) or under Section 8.01(f) or (g) (in each case, with respect to the Borrower) has occurred and is continuing or would result from the Discounted Voluntary Prepayment, (2) stating that each of the conditions to such Discounted Voluntary Prepayment contained in this Section 2.05(d) has been satisfied and (3) specifying the aggregate principal amount of Term Loans of any Class offered to be prepaid pursuant to such Discounted Voluntary Prepayment.

(ii) To the extent the Borrower seeks to make a Discounted Voluntary Prepayment, the Borrower will provide written notice to the Administrative Agent substantially in the form of Exhibit H hereto (each, a “Discounted Prepayment Option Notice”) that the Borrower desires to prepay Term Loans of one or more specified Classes in an aggregate principal amount specified therein by the Borrower (each, a “Proposed Discounted Prepayment Amount”), in each case at a discount to the par value of such Loans as specified below. The Proposed Discounted Prepayment Amount of any Loans shall not be less than $5.0 million. The Discounted Prepayment Option Notice shall further specify with respect to the proposed Discounted Voluntary Prepayment (A) the Proposed Discounted Prepayment Amount for Loans to be prepaid, (B) a discount range (which may be a single percentage) selected by the Borrower with respect to such proposed Discounted Voluntary Prepayment equal to a percentage of par of the principal amount of the Loans to be prepaid (the “Discount Range”), and (C) the date by which Lenders are required to indicate their election to participate in such proposed Discounted Voluntary Prepayment, which shall be at least five Business Days from and including the date of the Discounted Prepayment Option Notice (the “Acceptance Date”).

(iii) Upon receipt of a Discounted Prepayment Option Notice, the Administrative Agent shall promptly notify each applicable Lender thereof. On or prior to the Acceptance Date, each such Lender may specify by written notice substantially in the form of Exhibit I hereto (each, a “Lender Participation Notice”) to the Administrative Agent (A) a maximum discount to par (the “Acceptable Discount”) within the Discount Range (for example, a Lender specifying a discount to par of 20.0% would accept a purchase price of 80.0% of the par value of the Loans to be prepaid) and (B) a maximum principal amount (subject to rounding requirements specified by the Administrative Agent) of the Term Loans to be prepaid held by such Lender with respect to which such Lender is willing to permit a Discounted Voluntary Prepayment at the Acceptable Discount (“Offered Loans”). Based on the Acceptable Discounts and principal amounts of the Term Loans to be prepaid specified by the Lenders in the applicable Lender Participation Notice, the Administrative Agent, in consultation with the Borrower, shall determine the applicable discount for such Term Loans to be prepaid (the “Applicable Discount”), which Applicable Discount shall be (A) the percentage specified by the Borrower if the Borrower has selected a single percentage pursuant to Section 2.05(d)(ii) for the Discounted Voluntary Prepayment or (B) otherwise, the highest Acceptable Discount at which the Borrower can pay the Proposed Discounted Prepayment Amount in full (determined by adding the Outstanding Amount of Offered Loans commencing with the Offered Loans with the highest Acceptable Discount); provided, however, that in the event that such Proposed Discounted Prepayment Amount cannot be repaid in full at any Acceptable Discount, the Applicable Discount shall be the lowest Acceptable Discount specified by the Lenders that is within the Discount

Range. The Applicable Discount shall be applicable for all Lenders who have offered to participate in the Discounted Voluntary Prepayment and have Qualifying Loans. Any Lender with outstanding Term Loans to be prepaid whose Lender Participation Notice is not received by the Administrative Agent by the Acceptance Date shall be deemed to have declined to accept a Discounted Voluntary Prepayment of any of its Loans at any discount to their par value within the Applicable Discount.

(iv) The Borrower shall make a Discounted Voluntary Prepayment by prepaying those Term Loans to be prepaid (or the respective portions thereof) offered by the Lenders (“Qualifying Lenders”) that specify an Acceptable Discount that is equal to or greater than the Applicable Discount (“Qualifying Loans”) at the Applicable Discount, provided that if the aggregate proceeds required to prepay all Qualifying Loans (disregarding any interest payable at such time) would exceed the amount of aggregate proceeds required to prepay the Proposed Discounted Prepayment Amount, such amounts in each case calculated by applying the Applicable Discount, the Borrower shall prepay such Qualifying Loans ratably among the Qualifying Lenders based on their respective principal amounts of such Qualifying Loans (subject to rounding requirements specified by the Administrative Agent). If the aggregate proceeds required to prepay all Qualifying Loans (disregarding any interest payable at such time) would be less than the amount of aggregate proceeds required to prepay the Proposed Discounted Prepayment Amount, such amounts in each case calculated by applying the Applicable Discount, the Borrower shall prepay all Qualifying Loans.

(v) Each Discounted Voluntary Prepayment shall be made within five (5) Business Days of the Acceptance Date (or such later date as the Administrative Agent shall reasonably agree, given the time required to calculate the Applicable Discount and determine the amount and holders of Qualifying Loans), without premium or penalty (but subject to Section 3.04), upon irrevocable notice substantially in the form of Exhibit J hereto (each a “Discounted Voluntary Prepayment Notice”), delivered to the Administrative Agent no later than 1:00 p.m., New York City time, three (3) Business Days prior to the date of such Discounted Voluntary Prepayment, which notice shall specify the date and amount of the Discounted Voluntary Prepayment and the Applicable Discount determined by the Administrative Agent. Upon receipt of any Discounted Voluntary Prepayment Notice, the Administrative Agent shall promptly notify each relevant Lender thereof. If any Discounted Voluntary Prepayment Notice is given, the amount specified in such notice shall be due and payable to the applicable Lenders, subject to the Applicable Discount on the applicable Loans, on the date specified therein together with accrued interest (on the par principal amount) to but not including such date on the amount prepaid. The par principal amount of each Discounted Voluntary Prepayment of a Term Loan shall be applied ratably to reduce the remaining installments of such Class of Term Loans (as applicable).

(vi) To the extent not expressly provided for herein, each Discounted Voluntary Prepayment shall be consummated pursuant to procedures (including as to timing, rounding, minimum amounts, Type and Interest Periods and calculation of Applicable Discount in accordance with Section 2.05(d)(ii) above) established by the Administrative Agent and the Borrower, each acting reasonably.

(vii) Prior to the delivery of a Discounted Voluntary Prepayment Notice, (A) upon written notice to the Administrative Agent, the Borrower may withdraw or modify its offer to make a Discounted Voluntary Prepayment pursuant to any Discounted Prepayment Option Notice and (B) no Lender may withdraw its offer to participate in a Discounted Voluntary Prepayment pursuant to any Lender Participation Notice unless the terms of such proposed Discounted Voluntary Prepayment have been modified by the Borrower after the date of such Lender Participation Notice.

(viii) Nothing in this Section 2.05(d) shall require the Borrower to undertake any Discounted Voluntary Prepayment.

Section 2.06 Termination or Reduction of Commitments.

(a) Optional. The Borrower may at any time, without premium or penalty, upon written notice to the Administrative Agent, terminate the unused Commitments of any Class, or from time to time permanently reduce the unused Commitments of any Class; provided, that (i) any such notice shall be received by the Administrative Agent three (3) Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount that is an integral multiple of $1.0 million and not less than $1.0 million and (iii) the Borrower shall not terminate or reduce any Class of Revolving Credit Commitments if, after giving effect to any concurrent repayment of the Revolving Credit Loans of such Class, the aggregate Revolving Credit Exposure of all Lenders in respect of the Revolving Credit Facility (excluding the portion of such Class of Revolving Credit Exposures attributable to outstanding Letters of Credit if and to the extent that the Borrower has made arrangements satisfactory to the Administrative Agent and the applicable L/C Issuer with respect to such Letters of Credit and such L/C Issuer has released the Revolving Credit Lenders from their participation obligations with respect to such Letters of Credit) would exceed the aggregate Revolving Credit Commitments. The amount of any such Commitment reduction shall not be applied to the Letter of Credit Sublimit unless, after giving effect to any reduction of the Commitments, the Letter of Credit Sublimit exceeds the amount of the Revolving Credit Facility, in which case such sublimit shall be automatically reduced by the amount of such excess. Notwithstanding the foregoing, the Borrower may rescind or postpone any notice of termination of the Commitments if such termination would have resulted from a refinancing, which refinancing shall not be consummated or otherwise shall be delayed.

(b) Mandatory. The Initial Term Commitment of each Term Lender shall be automatically and permanently reduced to $0 upon the making of such Initial Term Lender’s Term Loans pursuant to Section 2.01(a). The Revolving Credit Commitments shall terminate on the Maturity Date therefor. The Extended Revolving Credit Commitments shall terminate on the respective maturity dates applicable thereto.

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of any termination or reduction of unused Commitments of any Class under this Section 2.06. Upon any reduction of unused Commitments of any Class, the Commitment of each Lender of such Class shall be reduced by such Lender’s Applicable Percentage of the amount by which such Commitments are reduced (other than the termination of the Commitment of any Lender as provided in Section 3.06). All Commitment Fees accrued until the Closing Date of any termination of the Revolving Credit Commitments shall be paid on the Closing Date of such termination.

Section 2.07 Repayment of Loans.

(a) Term Loans. Commencing on June 30, 2021, the Borrower shall repay to the Administrative Agent for the ratable account of the Term Lenders holding Initial Term Loans (i) on the last Business Day of each March, June, September and December that occurs prior to the Amendment No. 1 Effective Date, commencing with the first such date to occur after the Closing Date, an aggregate principal amount equal to 0.25% of the aggregate principal amount of the Initial Term Loans funded on the Closing Date, (ii) on the last Business Day of each March, June, September and December that occurs prior to the Initial Term Loan Maturity Date, commencing with the first such date to occur after the Amendment No. 1 Effective Date, an aggregate principal amount equal to 0.25% of the aggregate principal amount of all Initial Term Loans on the Amendment No. 1 Effective Date and (iii) on the Maturity Date for the Initial Term Loans, the aggregate principal amount of all Initial Term Loans outstanding on such date; provided that payments required by Section 2.07(a)(i) above shall be reduced as a result of the application of prepayments in accordance with Section 2.05. In the event any Incremental Term Loans or Extended Term Loans are made, such Incremental Term Loans or Extended Term Loans, as applicable, shall be repaid by the Borrower in the amounts and on the dates set forth in the definitive documentation with respect thereto and on the applicable Maturity Date thereof.

(b) Revolving Credit Loans. The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders on the Maturity Date for the Revolving Credit Facility the principal amount of each of its Revolving Credit Loans outstanding on such date in the currency in which such Revolving Credit Loan is denominated (which for the avoidance of doubt shall be Dollars).

(c) [Reserved].

Section 2.08 Interest.

(a) Subject to the provisions of Section 2.08(b), (i) each SOFR Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to Adjusted Term SOFR for such Interest Period plus the Applicable Rate; (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate; (iii) if applicable, each Daily SOFR Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to Daily Simple SOFR plus the Applicable Rate; (iv) each Alternative Revolver Currency Term Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Alternative Revolver Currency Term Rate for such Interest Period plus the Applicable Rate and (v) each Alternative Revolver Currency Daily Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Alternative Revolver Currency Daily Rate plus the Applicable Rate.

(b) The Borrower shall pay interest on past due amounts under this Agreement at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand to the fullest extent permitted by and subject to applicable Laws, including in relation to any required additional agreements.

(c) Interest on each Loan shall be due and payable in the currency in which such Loan is denominated in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

Section 2.09 Fees. In addition to certain fees described in Sections 2.03(g) and (h):

(a) Commitment Fee. The Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender under the Revolving Credit Facility a commitment fee in Dollars (the “Commitment Fee”) at a per annum rate equal to the Applicable Rate on the actual daily amount by which the Revolving Credit Commitment of such Revolving Credit Lender exceeds the Revolving Credit Exposure of such Lender. The Commitment Fee for the Revolving Credit Facility shall accrue at all times from the Closing Date until the Maturity Date for the Revolving Credit Facility, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the second such date to occur after the Closing Date, and on the Maturity Date for the Revolving Credit Facility.

(b) Other Fees. The Borrower shall pay to the Agents such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed between the Borrower and the applicable Agent).

Section 2.10 Computation of Interest and Fees.

(a) All computations of interest for Base Rate Loans when the Base Rate is determined by the Prime Rate shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a three hundred sixty (360) day year and actual days elapsed. Interest shall accrue on each Loan for the day on which such Loan is made, and shall not accrue on such Loan, or any portion thereof, for the day on which such Loan or such portion is paid; provided that any such Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one (1) day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b) For the purposes of this Agreement, whenever interest is to be calculated on the basis of a period of time other than a calendar year, the annual rate of interest to which each rate of interest determined pursuant to such calculation is equivalent for the purposes of the Interest Act (Canada) is such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis of such determination.

(c) The parties acknowledge and agree that all calculations of interest under the Loan Documents are to be made on the basis of the nominal interest rate described herein and not on the basis of effective yearly rates or on any other basis which gives effect to the principle of deemed reinvestment of interest. The parties acknowledge that there is a material difference between the stated nominal interest rates and the effective yearly rates of interest and that they are capable of making the calculations required to determine such effective yearly rates of interest.

Section 2.11 Evidence of Indebtedness.

(a) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by one or more entries in the Register. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Secured Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the Register, the Register shall be conclusive in the absence of demonstrable error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note payable to such Lender or its registered assigns, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b) In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records and, in the case of the Administrative Agent, entries in the Register, evidencing the purchases and sales by such Lender of participations in Letters of Credit. In the event of any conflict between the Register and the accounts and records of any Lender in respect of such matters, the Register shall be conclusive in the absence of demonstrable error.

Section 2.12 Payments Generally.

(a) All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein and except with respect to principal of and interest on Loans denominated in an Alternative Revolver Currency, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office and in immediately available funds not later than 2:00 p.m., Local Time, on the date specified herein. Except as otherwise expressly provided herein, all payments by the Borrower hereunder with respect to principal and interest on Loans denominated in an Alternative Revolver Currency shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in such Alternative Revolver Currency and in Same Day Funds not later than the Applicable Time specified by the Administrative Agent on the dates specified herein. If, for any reason, the Borrower is prohibited by any Law from making any required payment hereunder in an Alternative Currency, the Borrower shall make such payment in Dollars in the Dollar Equivalent of the Alternative Currency payment amount. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Applicable Lending Office. All payments received by the Administrative Agent after (i) 2:00 p.m., Local Time, in the case of payments in Dollars, or (ii) after the Applicable Time specified by the Administrative Agent, in the case of payments in an Alternative Currency, shall (in the sole discretion of the Administrative Agent), in each case, be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. All payments under each Loan Document of principal or interest in respect of any Loan (or of any breakage indemnity in respect of any Loan) shall be made in the currency of such Loan, and, except as otherwise expressly set forth in any Loan Document, all other payments under each Loan Document shall be made in Dollars.

(b) If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be; provided that, if such extension would cause payment of interest on or principal of SOFR Loans or Alternative Revolver Currency Loans, as applicable, to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

(c) Unless the Borrower or any Lender has notified the Administrative Agent, prior to the date any payment is required to be made by it to the Administrative Agent hereunder, that the Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrower or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in immediately available funds, then:

(i) if the Borrower failed to make such payment, then the applicable Lender agrees to pay to the Administrative Agent forthwith on demand the portion of such assumed payment that was made available to such Lender in immediately available funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in immediately available funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, it being understood that nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder; and

(ii) if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in immediately available funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to the Borrower to the date such amount is recovered by the Administrative Agent (the “Compensation Period”) at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. When such Lender makes payment to the Administrative Agent (together with all accrued interest thereon), then such payment amount (excluding the amount of any interest which may have accrued and been paid in respect of such late payment) shall constitute such Lender’s Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent may make a demand therefor upon the Borrower, and the Borrower shall pay such amount to the Administrative Agent, together with interest thereon for the Compensation Period at the interest rate applicable to such Loan. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(c) shall be conclusive, absent demonstrable error.

(d) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(e) The obligations of the Lenders hereunder to make Loans and to fund participations in Letters of Credit are several and not joint. The failure of any Lender to make any Loan or to fund any such participation on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or purchase its participation.

(f) Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(g) Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Administrative Agent and the Lenders under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order of priority set forth in Section 8.04. If the Administrative Agent receives funds for application to the Secured Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s Applicable Percentage of the sum of (a) the Outstanding Amount of all Loans outstanding at such time and (b) the Outstanding Amount of all L/C Obligations outstanding at such time, in repayment or prepayment of such of the outstanding Loans or other Secured Obligations then owing to such Lender.

Section 2.13 Sharing of Payments. If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Loans made by it, or its participations in L/C Obligations, any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them and/or such subparticipations in the participations in L/C Obligations held by them, as the case may be, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans or such participations, as the case may be, pro rata with each of them; provided that (x) if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon and (y) the provisions of this Section 2.13 shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in L/C Obligations to any assignee or participant. The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by applicable Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of demonstrable error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Secured Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Secured Obligations purchased.

Section 2.14 Incremental Credit Extensions(a).

(a) At any time and from time to time, subject to the terms and conditions set forth herein, the Borrower or any Subsidiary Guarantor may, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request to increase the amount of any Class of Initial Term Loans or add one or more additional tranches of term loans (any such Initial Term Loans or additional tranche of term loans, the “Incremental Term Loans”) and/or one or more increases in the Revolving Credit Commitments (a “Revolving Credit Commitment Increase”) and/or the establishment of one or more new revolving credit commitments (an “Additional Revolving Credit Commitment” and, together with any Revolving Credit Commitment Increases, the “Incremental Revolving Credit Commitments”; together with the Incremental Term Loans, the “Incremental Facilities”). Notwithstanding anything to contrary herein, the aggregate Dollar Equivalent amount of all Incremental Facilities (other than Refinancing Term Loans and Refinancing Revolving Credit Commitments) (determined at the time of incurrence), together with the aggregate principal amount of all Permitted Alternative Incremental Facilities Debt, shall not exceed the sum of (i) the greater of (x) $160.0 million and (y) 75.0% of LTM EBITDA (such amount, the “Incremental Starter Amount”) plus (ii) (I) the aggregate amount of any voluntary prepayments, repurchases, redemptions or other retirements of the Term Loans and any other Indebtedness (in the case of such other Indebtedness, to the extent such

Indebtedness is (x) secured on a pari passu basis with respect to security with the Obligations, (y) secured on a junior lien basis with the Obligations or (z) unsecured, and solely to the extent it was, in the case of clause (y) or (z), originally incurred pursuant to the Unrestricted Incremental Amount), payments made pursuant to Section 3.06(a) (to the extent such Indebtedness is retired rather than assigned) and voluntary permanent reductions of the Revolving Credit Commitments effected after the Closing Date (in each case, including pursuant to debt buy-backs made by Holdings or any Restricted Subsidiary pursuant to “Dutch Auction” procedures and open market purchases permitted hereunder, in an amount equal to the principal amount thereof, but excluding (A) any prepayment with the proceeds of substantially concurrent borrowings of new Loans hereunder, (B) any reduction of Revolving Credit Commitments in connection with a substantially concurrent issuance of new revolving commitments hereunder and (C) prepayments with the proceeds of substantially concurrent incurrence of other long term Indebtedness (other than borrowings under the Revolving Credit Facility and other revolving Indebtedness, in each case without a substantially concurrent permanent commitment reduction)) and (II) in the case of an Incremental Facility (that is being incurred using the Unrestricted Incremental Amount) that serves to effectively extend the maturity of the Initial Term Loans, the Revolving Credit Facility and/or any other Incremental Facility, an amount equal to the portion of the Initial Term Loans, the Revolving Credit Facility and/or any other Incremental Facilities to be replaced with such Incremental Facility (such amount under this clause (ii), the “Voluntary Prepayment Amount” and, together with the Incremental Starter Amount, the “Incremental Starter Basket,” the “Unrestricted Incremental Amount”) plus (iii) unlimited additional Incremental Facilities and Permitted Alternative Incremental Facilities Debt so long as, after giving pro forma effect thereto and after giving effect to any Permitted Investment consummated in connection therewith, any indebtedness repaid with the proceeds thereof and any other acquisition, disposition, debt incurrence, debt retirement and other appropriate pro forma adjustments and all other appropriate pro forma adjustments (but excluding the cash proceeds of any such Incremental Facilities and Permitted Alternative Incremental Facilities Debt and without giving effect to any amount incurred simultaneously under (x) the Unrestricted Incremental Amount, (y) any other fixed dollar incurrence basket or (z) the Revolving Credit Facility) (and, in each case, for the avoidance of doubt, for purposes of calculating the Interest Coverage Ratio, without giving effect to any interest expense attributable to any such Indebtedness in connection therewith), (A) if such Incremental Facility is secured by a Lien on the Collateral that is pari passu with the Liens securing the Initial Term Loans, the Consolidated First Lien Secured Leverage Ratio for the most recently ended Test Period does not exceed 2.55:1.00 (or, to the extent such Incremental Facility is incurred in connection with any Permitted Investment, the Consolidated First Lien Secured Leverage Ratio for the most recently ended Test Period does not exceed the greater of 2.55:1.00 and the Consolidated First Lien Secured Leverage Ratio immediately prior to such Permitted Investment), (B) if such Incremental Facility is secured by a Lien on the Collateral that is junior to the Liens securing the Initial Term Loans, the Consolidated Total Senior Secured Leverage Ratio for the most recently ended Test Period does not exceed 3.05:1.00 (or, to the extent such Incremental Facility is incurred in connection with any Permitted Investment, the Consolidated Total Senior Secured Leverage Ratio for the most recently ended Test Period does not exceed the greater of 3.05:1.00 and the Consolidated Total Senior Secured Leverage Ratio immediately prior to such Permitted Investment) or (C) if such Incremental Facility is unsecured, the Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed 3.05:1.00 (or, to the extent such Incremental Facility is incurred in connection with any Permitted Investment, the Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed the greater of 3.05:1.00 and the Consolidated Total Leverage Ratio immediately prior to such Permitted Investment) (this clause (iii), the “Incremental Incurrence Test”); provided that (x) Incremental Facilities may be incurred pursuant to this clause (iii) prior to utilization of the Unrestricted Incremental Amount, (y) assuming for purposes of such calculation that the full committed amount of any new Incremental Revolving Credit Commitments and/or any Permitted Alternative Incremental Facilities Debt constituting a revolving credit commitment then being incurred shall be treated as outstanding Indebtedness and (z) any Indebtedness originally incurred under the Unrestricted Incremental Amount shall be automatically and immediately reclassified (unless the Borrower otherwise elects from time to time) as having been incurred under this clause (iii), at any time the Borrower would be permitted to incur under this clause (iii) the aggregate principal amount of the Indebtedness being so reclassified (for purposes of clarity, with any such reclassification having the effect of increasing the Borrower’s ability to incur Indebtedness under the Unrestricted Incremental Amount on and after the date of such reclassification by the amount of Indebtedness so re-designated). Each Incremental Facility shall be in an integral multiple of $1.0 million and be in an aggregate principal amount that is not less than $5.0 million in case of Incremental Term Loans or $5.0 million in case of Incremental Revolving Credit Commitments, provided that such amount may be less than the applicable minimum amount if such amount represents all the remaining availability hereunder as set forth above.

(b) Any Incremental Term Loans (other than Refinancing Term Loans) (i) for purposes of mandatory prepayments, shall be treated substantially the same as (and in any event no more favorably than) the Term Loans, (ii) shall have interest rate margins (including “MFN” protection), (subject to clauses (iii) and (iv)), amortization schedule and other terms as determined by the Borrower and the Lenders thereunder (provided that, if the Effective Yield of any Incremental Term Loans that are MFN Qualifying Term Loans exceeds the Effective Yield of the Initial Term Loans immediately prior to the effectiveness of the applicable Incremental Facility Amendment by more than 0.50% per annum, the Applicable Rate and/or, as set forth below, the interest rate floor relating to such Initial Term Loans shall be adjusted such that the Effective Yield of such Initial Term Loans is equal to the Effective Yield of such Incremental Term Loans minus 0.50% per annum, it being understood and agreed that the relative rate differentials in any pricing grid specified in the Applicable Rate shall continue to be maintained (the foregoing, including all qualifications and exceptions thereto, collectively, the “MFN Adjustment”); provided, further, that any increase in Effective Yield with respect to the Initial Term Loans due to the application of an interest rate floor to any Incremental Term Loan greater than the interest rate floor applicable to the applicable Initial Term Loans shall be effected solely through an increase in the interest rate floor applicable to such Initial Term Loans), (iii) any Incremental Term Loan shall not have a final maturity date earlier than the Maturity Date applicable to the Initial Term Loans, (iv) any Incremental Term Loan shall not have a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the Initial Term Loans (without giving effect to any prepayments), (v) shall not be guaranteed by any person other than the Loan Parties and, to the extent secured, shall not be secured by any assets other than the Collateral, (vi) for purposes of voluntary and mandatory prepayments, shall, unless less favorable treatment is otherwise agreed by the Lenders providing such Incremental Term Loans, share ratably in (or, if junior in right of payment or as to security, on a junior basis with respect to the Initial Term Loans) any voluntary and mandatory prepayments of the Initial Term Loans and (vii) shall be on terms and conditions and pursuant to documentation to be determined between the Borrower and the Lenders providing such Incremental Term Loans (provided, that, to the extent such terms and documentation are not consistent with the existing Term Loans (but excluding any terms applicable only after the applicable Term Loan Maturity Date), they shall either, at the option of the Borrower, (A) reflect market terms and conditions (taken as a whole) at the time of (subject to Section 1.09(a)) incurrence or effectiveness (as determined by the Borrower in good faith) or (B) be reasonably satisfactory to the Administrative Agent (it being understood that no consent shall be required from the Administrative Agent for any terms or conditions that are not market terms if the Lenders under the Term Loans existing on the date of incurrence of such Incremental Term Loans receive the benefit of such terms or conditions through their addition to the Loan Documents)).

(c) Any Incremental Revolving Credit Commitments (other than Refinancing Revolving Credit Commitments) (i) for purposes of mandatory prepayments, shall be treated substantially the same as (and in any event no more favorably than) the Revolving Credit Commitments, (ii) shall have interest rate margins and (subject to clauses (iii) and (iv)) amortization schedule as determined by the Borrower and the lenders thereunder (provided that (A) in the case of a Revolving Credit Commitment Increase, the maturity date of such Revolving Credit Commitment Increase shall be the same as the

Maturity Date applicable to the Revolving Credit Commitments, such Revolving Credit Commitment Increase shall require no scheduled amortization or mandatory commitment reduction prior to the final Maturity Date applicable to the Revolving Credit Commitments and the Revolving Credit Commitment Increase shall be on the exact same terms and pursuant to the exact same documentation applicable to the Revolving Credit Commitments and (B) in the case of an Additional Revolving Credit Commitment, the maturity date of such Additional Revolving Credit Commitment shall be no earlier than the Maturity Date applicable to the Revolving Credit Commitments and such Additional Revolving Credit Commitment shall require no scheduled amortization or mandatory commitment reduction prior to the final Maturity Date of the Revolving Credit Commitments), (iii) any Incremental Revolving Credit Commitments shall not have a final maturity date earlier than the Maturity Date applicable to the Revolving Credit Commitments, (iv) any Incremental Revolving Credit Commitments shall not have a Weighted Average Life to Maturity that is shorter than the Weighted Average Life to Maturity of the Revolving Credit Commitments, and (v) shall be on terms and conditions and pursuant to documentation to be determined between the Borrower and the Lenders providing such Incremental Revolving Credit Commitments.

(d) Each notice from the Borrower pursuant to this Section 2.14 shall set forth the requested amount and proposed terms of the relevant Incremental Term Loans and/or Incremental Revolving Credit Commitments. Any additional bank, financial institution, existing Lender or other Person that elects to extend Incremental Term Loans or Incremental Revolving Credit Commitments shall be reasonably satisfactory to the Borrower and the Administrative Agent (provided, the Administrative Agent’s consent shall only be required if such consent would be required pursuant to Section 10.07 and such consent shall not be unreasonably withheld or delayed) (any such bank, financial institution, existing Lender or other Person being called an “Additional Lender”) and, if not already a Lender, shall become a Lender under this Agreement pursuant to an amendment (an “Incremental Facility Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by Holdings, the Borrower, such Additional Lender, the Administrative Agent and, in the case of any Incremental Revolving Credit Commitments and each L/C Issuer; provided, the Administrative Agent’s and/or L/C Issuer’s consent shall only be required if such consent would be required pursuant to Section 10.07 and such consent shall not be unreasonably withheld or delayed or otherwise pursuant to Section 10.01. For the avoidance of doubt, no L/C Issuer is required to act as such for any Additional Revolving Credit Commitments unless they so consent. No Incremental Facility Amendment shall require the consent of any Lenders other than the Additional Lenders with respect to such Incremental Facility Amendment. No Lender shall be obligated to provide any Incremental Term Loans or Incremental Revolving Credit Commitments, unless it so agrees. Commitments in respect of any Incremental Term Loans or Incremental Revolving Credit Commitments may become Commitments under this Agreement. An Incremental Facility Amendment may, without the consent of any other Lenders, effect such amendments to any Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provisions of this Section 2.14. The effectiveness of any Incremental Facility Amendment shall, unless otherwise agreed by the Additional Lenders, be subject to the satisfaction on the date thereof (each, an “Incremental Facility Closing Date”) of each of the conditions set forth in Section 4.02 (it being understood that (x) all references to “the date of such Credit Extension” in Section 4.02 shall be deemed to refer to the Incremental Facility Closing Date and (y) if the proceeds of such Incremental Facility are to be used, in whole or in part, (1) to finance a Permitted Investment, (A) the only representations and warranties that will be required to be true and correct in all material respects as of the applicable Incremental Facility Closing Date shall be the Specified Representations and (B) no Specified Default shall have occurred and Section 4.02(b) shall not apply or (2) to finance a Limited Condition Transaction, (A) the only representations and warranties that will be required to be true and correct in all material respects as of the applicable Incremental Facility Closing Date shall be the Specified Representations and (B) no Specified Default shall have occurred and Section 4.02(b) shall not apply). The proceeds of any Incremental Term Loans will be used only for working capital needs and other general corporate purposes (including, without limitation, capital expenditures, acquisitions and investments, working capital and/or purchase price adjustments, restricted payments, prepayments of Subordinated Indebtedness and related fees and expenses) and for any other purposes not prohibited by this Agreement. Upon each increase in the Revolving Credit Commitments pursuant to this Section 2.14, each Revolving Credit Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each Lender providing a portion of the Incremental Revolving Credit Commitment (each, an “Incremental Revolving Lender”) in respect of such increase, and each such Incremental Revolving Lender will automatically and without further act be deemed to have assumed, a portion of such Revolving Credit Lender’s participations hereunder in outstanding Letters of Credit such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding participations hereunder in Letters of Credit held by each Revolving Credit Lender (including each such Incremental Revolving Lender) will equal the percentage of the aggregate Revolving Credit Commitments of all Revolving Credit Lenders represented by such Revolving Credit Lender’s Revolving Credit Commitment. Additionally, if any Revolving Credit Loans are outstanding at the time any Incremental Revolving Credit Commitments are established, the Revolving Credit Lenders immediately after effectiveness of such Incremental Revolving Credit Commitments shall purchase and assign at par such amounts of the Revolving Credit Loans outstanding at such time as the Administrative Agent may require such that each Revolving Credit Lender holds its Applicable Percentage of all Revolving Credit Loans outstanding immediately after giving effect to all such assignments. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(e) Any portion of any Incremental Facility incurred other than under the Incremental Incurrence Test may be reclassified at any time, as the Borrower may elect from time to time, as incurred under the Incremental Incurrence Test if the Borrower meets the applicable ratio under the Incremental Incurrence Test at such time on a pro forma basis for such reclassification at any time subsequent to the incurrence of such Incremental Facility (or would have met such ratio, in which case, such reclassification shall be deemed to have automatically occurred if not elected by the Borrower).

Section 2.15 Extensions of Term Loans and Revolving Credit Commitments.

(a) Notwithstanding anything to the contrary in this Agreement, pursuant to one or more offers (each, an “Extension Offer”) made from time to time by the Borrower to all Lenders of any Class of Term Loans or any Class of Revolving Credit Commitments, in each case on a pro rata basis (based on the aggregate outstanding principal amount of the respective Term Loans or Revolving Credit Commitments of the applicable Class) and on the same terms to each such Lender, the Borrower is hereby permitted to consummate from time to time transactions with individual Lenders that accept the terms contained in such Extension Offers to extend the maturity date of each such Lender’s Term Loans and/or Revolving Credit Commitments of the applicable Class and otherwise modify the terms of such Term Loans and/or Revolving Credit Commitments pursuant to the terms of the relevant Extension Offer (including, without limitation, by increasing the interest rate or fees payable in respect of such Term Loans and/or Revolving Credit Commitments (and related outstandings) and/or modifying the amortization schedule in respect of such Lender’s Term Loans) (each, an “Extension,” and each group of Term Loans or Revolving Credit Commitments, as applicable, in each case as so extended, as well as the original Term Loans and the original Revolving Credit Commitments (in each case not so extended), being a separate Class of Term Loans from the Class of Term Loans from which they were converted, and any Extended Revolving Credit Commitments (as defined below) shall constitute a separate Class of Revolving Credit Commitments from the Class of Revolving Credit Commitments from which they were converted, it being understood that an Extension may be in the form of an increase in the amount of any other then outstanding Class of Term Loans or Revolving Credit Commitments otherwise satisfying the criteria set forth below), so long as the following terms are satisfied: (i) except as to interest rates, fees and final maturity (which shall be determined by the Borrower and set forth in the relevant Extension Offer), the Revolving Credit

Commitment of any Revolving Credit Lender that agrees to an extension with respect to such Revolving Credit Commitment extended pursuant to an Extension (an “Extended Revolving Credit Commitment”), and the related outstandings, shall be a Revolving Credit Commitment (or related outstandings, as the case may be) with the same terms as the original Class of Revolving Credit Commitments (and related outstandings); provided that at no time shall there be Revolving Credit Commitments hereunder (including Extended Revolving Credit Commitments and any original Revolving Credit Commitments) which have more than three different maturity dates, (ii) except as to interest rates, fees, amortization, final maturity date, premium, required prepayment dates and participation in prepayments (which shall, subject to immediately succeeding clauses (iii), (iv) and (v), be determined between the Borrower and set forth in the relevant Extension Offer), the Term Loans of any Term Lender that agrees to an extension with respect to such Term Loans extended pursuant to any Extension (“Extended Term Loans”) shall have the same terms as the Class of Term Loans subject to such Extension Offer, (iii) the final maturity date of any Extended Term Loans shall be no earlier than the then latest maturity date hereunder and the amortization schedule applicable to Term Loans pursuant to Section 2.07(a) for periods prior to the Maturity Date for Initial Term Loans may not be increased, (iv) the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans extended thereby, (v) any Extended Term Loans may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) in any voluntary or mandatory repayments or prepayments hereunder, in each case as specified in the respective Extension Offer, (vi) if the aggregate principal amount of the Class of Term Loans (calculated on the face amount thereof) or Revolving Credit Commitments, as the case may be, in respect of which Term Lenders or Revolving Credit Lenders, as the case may be, shall have accepted the relevant Extension Offer shall exceed the maximum aggregate principal amount of Term Loans or Revolving Credit Commitments of such Class, as the case may be, offered to be extended by the Borrower pursuant to such Extension Offer, then the Term Loans or Revolving Credit Commitments of such Class, as the case may be, of such Term Lenders or Revolving Credit Lenders, as the case may be, shall be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) with respect to which such Term Lenders or Revolving Credit Lenders, as the case may be, have accepted such Extension Offer, (vii) all documentation in respect of such Extension shall be consistent with the foregoing, (viii) any applicable Minimum Extension Condition shall be satisfied unless waived by the Borrower and (ix) the Minimum Tranche Amount shall be satisfied unless waived by the Administrative Agent. No Lender shall be obligated to extend its Term Loans or Revolving Credit Commitments unless it so agrees.

(b) With respect to all Extensions consummated by the Borrower pursuant to this Section 2.15, (i) such Extensions shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 2.05 and (ii) no Extension Offer is required to be in any minimum amount or any minimum increment, provided that (x) the Borrower may at its election specify as a condition (a “Minimum Extension Condition”) to consummating any such Extension that a minimum amount (to be determined and specified in the relevant Extension Offer in the Borrower’s sole discretion and may be waived by the Borrower) of Term Loans or Revolving Credit Commitments (as applicable) of any or all applicable Classes be tendered, (y) no Class of Extended Term Loans shall be in a Dollar Equivalent amount of less than $15.0 million and (z) no Class of Extended Revolving Credit Commitments shall be in a Dollar Equivalent amount of less than $5.0 million (each amount in clause (y) and (z) above, the “Minimum Tranche Amount”), unless such Minimum Tranche Amount is waived by the Administrative Agent. The Administrative Agent and the Lenders hereby consent to the transactions contemplated by this Section 2.15 (including, for the avoidance of doubt, payment of any interest, fees or premium in respect of any Extended Term Loans and/or Extended Revolving Credit Commitments on the such terms as may be set forth in the relevant Extension Offer) and hereby waive the requirements of any provision of this Agreement (including, without limitation, Sections 2.05, 2.12 and 2.13) or any other Loan Document that may otherwise prohibit any such Extension or any other transaction contemplated by this Section 2.15.

(c) No consent of any Lender or the Administrative Agent shall be required to effectuate any Extension, other than (A) the consent of each Lender agreeing to such Extension with respect to one or more of its Term Loans and/or Revolving Credit Commitments (or a portion thereof) and (B) with respect to any Extension of any Class of Revolving Credit Commitments, the consent of the relevant L/C Issuer (if such L/C Issuer is being requested to issue letters of credit with respect to the Class of Extended Revolving Credit Commitments). All Extended Term Loans, Extended Revolving Credit Commitments and all obligations in respect thereof shall be Secured Obligations under this Agreement and the other Loan Documents that are secured by the Collateral on a pari passu basis with all other applicable Secured Obligations under this Agreement and the other Loan Documents. The Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments to this Agreement and the other Loan Documents with the Borrower as may be necessary in order to establish new Classes in respect of Revolving Credit Commitments or Term Loans so extended and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such new Classes, in each case on terms consistent with this Section 2.15. Without limiting the foregoing, in connection with any Extensions the respective Loan Parties shall (at their expense) amend (and the Administrative Agent is hereby directed to amend) any Mortgage that has a maturity date prior to the then Latest Maturity Date so that such maturity date is extended to the then Latest Maturity Date (or such later date as may be advised by local counsel to the Administrative Agent).

(d) In connection with any Extension, the Borrower shall provide the Administrative Agent at least five (5) Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures (including, without limitation, regarding timing, rounding and other adjustments and to ensure reasonable administrative management of the credit facilities hereunder after such Extension), if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.15.

Section 2.16 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) The Commitment Fee shall cease to accrue on any of the Revolving Credit Commitments of such Defaulting Lender pursuant to Section 2.09(a);

(b) the Commitment, Outstanding Amount of Term Loans and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether all Lenders, the Required Lenders or the Required Revolving Credit Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.01); provided that any waiver, amendment or modification of a type described in clause (a), (b) or (c) of the first proviso in Section 10.01 that would apply to the Commitments or Secured Obligations owing to such Defaulting Lender shall require the consent of such Defaulting Lender with respect to the effectiveness of such waiver, amendment or modification with respect to the Commitments or Secured Obligations owing to such Defaulting Lender;

(c) if any L/C Exposure exists at the time a Lender under the Revolving Credit Facility becomes a Defaulting Lender then:

(i) all or any part of the L/C Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent the sum of all non-Defaulting Lenders’ Revolving Credit Exposures plus such Defaulting Lender’s L/C Exposure does not exceed the total of all non-Defaulting Lenders’ Commitments;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within three (3) Business Days following notice by the Administrative Agent Cash Collateralize for the benefit of the L/C Issuer only the Borrower’s obligations corresponding to such Defaulting Lender’s L/C Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.03(f) for so long as such L/C Exposure is outstanding;

(iii) if the Borrower Cash Collateralizes any portion of such Defaulting Lender’s L/C Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.03(h) with respect to such Defaulting Lender’s L/C Exposure during the period such Defaulting Lender’s L/C Exposure is Cash Collateralized;

(iv) if the L/C Exposures of the non-Defaulting Lenders are increased pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.09(a) and 2.03(h) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; and

(v) if all or any portion of such Defaulting Lender’s L/C Exposure is neither reallocated nor Cash Collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the L/C Issuer or any other Lender hereunder, all letter of credit fees payable under Section 2.03(h) with respect to such portion of such Defaulting Lender’s L/C Exposure shall be payable to the L/C Issuer until and to the extent that such L/C Exposure is reallocated and/or Cash Collateralized; and

(d) so long as such Lender is a Defaulting Lender under the Revolving Credit Facility, the L/C Issuer shall not be required to issue, amend or increase any Letter of Credit, unless it has received assurances satisfactory to it that non-Defaulting Lenders will cover the related exposure and/or cash collateral will be provided by the Borrower in accordance with Section 2.16(c), and participating interests in any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.16(c)(i) (and such Defaulting Lender shall not participate therein).

In the event that the Administrative Agent, the Borrower and the L/C Issuer each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the L/C Exposures of the Revolving Credit Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Credit Commitment and on such date such Lender shall purchase at par such of the Revolving Credit Loans of the other Revolving Credit Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Revolving Credit Loans in accordance with its Applicable Percentage.

Section 2.17 Permitted Debt Exchanges.

(a) Notwithstanding anything to the contrary contained in this Agreement, pursuant to one or more offers (each, a “Permitted Debt Exchange Offer”) made from time to time by the Borrower to all Term Lenders (other than, with respect to any Permitted Debt Exchange Offer that constitutes an offering of securities, any Lender that, if requested by the Borrower, is unable to certify that it is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) an institutional “accredited investor” (as defined in Rule 501 under the Securities Act) or (iii) not a “U.S. person” (as defined in Rule 902 under the Securities Act)) with outstanding Term Loans of a particular Class, the Borrower may from time to time consummate one or more exchanges of such Term Loans for Indebtedness (in the form of senior secured, senior unsecured, senior subordinated, or subordinated notes or loans) (such Indebtedness, “Permitted Debt Exchange Notes” and each such exchange, a “Permitted Debt Exchange”), so long as the following conditions are satisfied:

(i) each such Permitted Debt Exchange Offer shall be made on a pro rata basis to the Term Lenders (other than, with respect to any Permitted Debt Exchange Offer that constitutes an offering of securities, any Lender that, if requested by the Borrower, is unable to certify that it is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) an institutional “accredited investor” (as defined in Rule 501 under the Securities Act) or (iii) not a “U.S. person” (as defined in Rule 902 under the Securities Act)) of each applicable Class based on their respective aggregate principal amounts of outstanding Term Loans under each such Class;

(ii) the aggregate principal amount (calculated on the face amount thereof) of such Permitted Debt Exchange Notes shall not exceed the aggregate principal amount (calculated on the face amount thereof) of Term Loans so refinanced, except by an amount equal to any fees, expenses, commissions, underwriting discounts and premiums payable in connection with such Permitted Debt Exchange;

(iii) the stated final maturity of such Permitted Debt Exchange Notes is not earlier than the Latest Maturity Date for the Class or Classes of Term Loans being exchanged, and such stated final maturity is not subject to any conditions that could result in such stated final maturity occurring on a date that precedes such latest maturity date (it being understood that acceleration or mandatory repayment, prepayment, redemption or repurchase of such Permitted Debt Exchange Notes upon the occurrence of an event of default, a change in control, an event of loss or an asset disposition shall not be deemed to constitute a change in the stated final maturity thereof);

(iv) such Permitted Debt Exchange Notes are not required to be repaid, prepaid, redeemed, repurchased or defeased, whether on one or more fixed dates, upon the occurrence of one or more events or at the option of any holder thereof (except, in each case, upon the occurrence of an event of default, a change in control, an event of loss or an asset disposition) prior to the Latest Maturity Date for the Class or Classes of Term Loans being exchanged, provided that, notwithstanding the foregoing, scheduled amortization payments (however denominated, including scheduled offers to repurchase) of such Permitted Debt Exchange Notes shall be permitted so long as the Weighted Average Life to Maturity of such Indebtedness shall be longer than the remaining Weighted Average Life to Maturity of the Class or Classes of Term Loans being exchanged;

(v) no Restricted Subsidiary is a borrower or guarantor with respect to such Indebtedness unless such Restricted Subsidiary is or substantially concurrently becomes a Loan Party;

(vi) if such Permitted Debt Exchange Notes are secured, such Permitted Debt Exchange Notes are secured on a pari passu basis or junior priority basis to the Secured Obligations and (A) such Permitted Debt Exchange Notes are not secured by any assets not securing the Secured Obligations unless such assets substantially concurrently secure the Secured Obligations and (B) the beneficiaries thereof (or an agent on their behalf) shall have entered into a Customary Intercreditor Agreement with the Administrative Agent;

(vii) the terms and conditions of such Permitted Debt Exchange Notes (excluding pricing and optional prepayment or redemption terms or covenants or other provisions applicable only to periods after the Maturity Date of the Class or Classes of Term Loans being exchanged) reflect market terms and conditions at the time of incurrence or issuance as reasonably determined by the Borrower in good faith;

(viii) all Term Loans exchanged under each applicable Class by the Borrower pursuant to any Permitted Debt Exchange shall automatically be cancelled and retired by the Borrower on date of the settlement thereof (and, if requested by the Administrative Agent, any applicable exchanging Lender shall execute and deliver to the Administrative Agent an Assignment and Assumption, or such other form as may be reasonably requested by the Administrative Agent, in respect thereof pursuant to which the respective Lender assigns its interest in the Term Loans being exchanged pursuant to the Permitted Debt Exchange to the Borrower for immediate cancellation), and accrued and unpaid interest on such Term Loans shall be paid to the exchanging Lenders on the date of consummation of such Permitted Debt Exchange, or, if agreed to by the Borrower and the Administrative Agent, the next scheduled Interest Payment Date with respect to such Term Loans (with such interest accruing until the date of consummation of such Permitted Debt Exchange);

(ix) if the aggregate principal amount of all Term Loans (calculated on the face amount thereof) of a given Class tendered by Lenders in respect of the relevant Permitted Debt Exchange Offer (with no Lender being permitted to tender a principal amount of Term Loans which exceeds the principal amount thereof of the applicable Class actually held by it) shall exceed the maximum aggregate principal amount of Term Loans of such Class offered to be exchanged by the Borrower pursuant to such Permitted Debt Exchange Offer, then the Borrower shall exchange Term Loans under the relevant Class tendered by such Lenders ratably up to such maximum based on the respective principal amounts so tendered, or, if such Permitted Debt Exchange Offer shall have been made with respect to multiple Classes without specifying a maximum aggregate principal amount offered to be exchanged for each Class, and the aggregate principal amount of all Term Loans (calculated on the face amount thereof) of all Classes tendered by Lenders in respect of the relevant Permitted Debt Exchange Offer (with no Lender being permitted to tender a principal amount of Term Loans which exceeds the principal amount thereof actually held by it) shall exceed the maximum aggregate principal amount of Term Loans of all relevant Classes offered to be exchanged by the Borrower pursuant to such Permitted Debt Exchange Offer, then the Borrower shall exchange Term Loans across all Classes subject to such Permitted Debt Exchange Offer tendered by such Lenders ratably up to such maximum amount based on the respective principal amounts so tendered;

(x) all documentation in respect of such Permitted Debt Exchange shall be consistent with the foregoing, and all written communications generally directed to the Lenders in connection therewith shall be in form and substance consistent with the foregoing and made in consultation with the Borrower and the Administrative Agent; and

(xi) any applicable Minimum Tender Condition or Maximum Tender Condition, as the case may be, shall be satisfied or waived by the Borrower.

Notwithstanding anything to the contrary herein, no Lender shall have any obligation to agree to have any of its Loans or Commitments exchanged pursuant to any Permitted Debt Exchange Offer.

(b) With respect to all Permitted Debt Exchanges effected by the Borrower pursuant to this Section 2.17, such Permitted Debt Exchange Offer shall be made for not less than $15.0 million in aggregate principal amount of Term Loans, provided that subject to the foregoing the Borrower may at its election specify (A) as a condition (a “Minimum Tender Condition”) to consummating any such Permitted Debt Exchange that a minimum amount (to be determined and specified in the relevant Permitted Debt

Exchange Offer in the Borrower’s discretion) of Term Loans of any or all applicable Classes be tendered and/or (B) as a condition (a “Maximum Tender Condition”) to consummating any such Permitted Debt Exchange that no more than a maximum amount (to be determined and specified in the relevant Permitted Debt Exchange Offer in the Borrower’s discretion) of Term Loans of any or all applicable Classes will be accepted for exchange. The Administrative Agent and the Lenders hereby acknowledge and agree that the provisions of Sections 2.05, 2.06 and 2.13 do not apply to the Permitted Debt Exchange and the other transactions contemplated by this Section 2.17 and hereby agree not to assert any Default or Event of Default in connection with the implementation of any such Permitted Debt Exchange or any other transaction contemplated by this Section 2.17.

(c) In connection with each Permitted Debt Exchange, the Borrower shall provide the Administrative Agent at least five (5) Business Days’ (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and the Borrower and the Administrative Agent, acting reasonably, shall mutually agree to such procedures as may be necessary or advisable to accomplish the purposes of this Section 2.17; provided that the terms of any Permitted Debt Exchange Offer shall provide that the date by which the relevant Lenders are required to indicate their election to participate in such Permitted Debt Exchange shall be not less than five (5) Business Days following the date on which the Permitted Debt Exchange Offer is made. The Borrower shall provide the final results of such Permitted Debt Exchange to the Administrative Agent no later than three (3) Business Days prior to the proposed date of effectiveness for such Permitted Debt Exchange (or such shorter period agreed to by the Administrative Agent in its sole discretion) and the Administrative Agent shall be entitled to conclusively rely on such results.

(d) The Borrower shall be responsible for compliance with, and hereby agrees to comply with, all applicable securities and other laws in connection with each Permitted Debt Exchange, it being understood and agreed that (i) neither the Administrative Agent nor any Lender assumes any responsibility in connection with the Borrower’s compliance with such laws in connection with any Permitted Debt Exchange and (ii) each Lender shall be solely responsible for its compliance with any applicable “insider trading” laws and regulations to which such Lender may be subject under the Exchange Act.

Section 2.18 Refinancing Facilities.

(a) At any time after the Closing Date, the Borrower may obtain, from any Lender or any Additional Lender (to the extent agreed to by such Lender or Additional Lender in its sole discretion), Credit Agreement Refinancing Indebtedness in respect of all or any portion of the Term Loans, Revolving Credit Loans and/or Revolving Credit Commitments then outstanding under this Agreement (which will be deemed to include any then outstanding Incremental Term Loans under any Incremental Facilities or any Incremental Revolving Credit Commitments then outstanding under this Agreement (or any Revolving Credit Loans outstanding pursuant thereto)) or any then outstanding Refinancing Term Loans or any then outstanding Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments in the form of Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments, respectively, in each case, pursuant to a Refinancing Amendment, together with any applicable Customary Intercreditor Agreement or other customary subordination agreement; provided, that such Credit Agreement Refinancing Indebtedness (i) will, to the extent secured, rank pari passu or junior in right of payment and of security with the other Loans and Commitments hereunder (but for the avoidance of doubt, such Credit Agreement Refinancing Indebtedness may be unsecured), (ii) will, to the extent permitted by the definition of “Credit Agreement Refinancing Indebtedness,” have such pricing, interest rate margins (including “MFN” provisions), rate floors, discounts, fees, premiums and prepayment or redemption provisions and terms as may be agreed by the Borrower and the Lenders or Additional Lenders with respect thereto, (iii) will, to the extent in the form of Refinancing Revolving Credit Loans or Refinancing

Revolving Credit Commitments, participate in the payment, borrowing, participation and commitment reduction provisions herein on a pro rata basis with any then outstanding Revolving Credit Loans and Revolving Credit Commitments, except that the Borrower shall be permitted to permanently repay and terminate commitments of any such Class on a better than a pro rata basis as compared to any other Class with a later maturity date than such Class and (iv) will, to the extent in the form of Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments and unless the Required Revolving Credit Lenders shall have consented thereto, have terms and conditions (other than interest rate margins and commitment fees) identical to those applicable to the Revolving Credit Commitments and Revolving Credit Loans being refinanced. The effectiveness of any Refinancing Amendment shall be subject to, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of reaffirmation agreements and board resolutions, officers’ certificates and legal opinions consistent with those delivered on the Closing Date. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans and Commitments subject thereto as Refinancing Term Loans, Refinancing Revolving Credit Loans or Refinancing Revolving Credit Loan Commitments, as applicable) and any Indebtedness being replaced or refinanced with such Credit Agreement Refinancing Indebtedness shall be deemed permanently reduced and satisfied in all respects. Any Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, to effect the provisions of this Section.

(b) This Section 2.18 shall supersede any provisions of Section 10.01 to the contrary.

ARTICLE III

Taxes, Increased Costs Protection and Illegality

Section 3.01 Taxes.

(a) Except as required by applicable law, any and all payments by or with respect to any obligation of the Borrower (the term Borrower under this Article III being deemed to include any Subsidiary for whose account a Letter of Credit is issued) or any Guarantor to or for the account of any Agent or any Lender under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes; provided that if any applicable law (as determined in the good faith discretion of the applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent and such Tax is an Indemnified Tax, then (i) the sum payable by the Borrower or applicable Guarantor shall be increased as necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 3.01) any Recipient receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable withholding agent shall make such deductions and withholdings, and (iii) the applicable withholding agent shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law. In addition, and without duplication of any amounts payable pursuant to Section 3.01(a), the Borrower agrees to pay, or at the option of the Administrative Agent timely reimburse it for, all Other Taxes.

(b) Without duplication of any amounts payable pursuant to Section 3.01(a), the Borrower agrees to indemnify each Agent and each Lender, within 10 Business Days after written demand therefor, for (i) the full amount of any Indemnified Taxes (including any Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable by such Agent and such Lender and (ii) any reasonable out-of-pocket expenses arising therefrom or with respect thereto, in each case, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided however that the Borrower shall not be required to indemnify any Agent or Lender pursuant to this Section 3.01(b) for any interest, penalties or expenses to the extent resulting from such Agent’s or such Lender’s failure to notify the Borrower of such possible indemnification claim within 180 days after such Agent or such Lender, as applicable, receives written notice from the applicable Governmental Authority of the specific Tax assessment or deficiency claim giving rise to such indemnification claim. A copy of a receipt or any other document evidencing payment delivered to the Borrower by a Recipient, or by the Administrative Agent on its own behalf or on behalf of a Recipient, shall be conclusive absent manifest error. If any Lender or Agent determines, in its reasonable discretion, that it has received a refund in respect of any Indemnified Taxes as to which indemnification or additional amounts have been paid to it by a Borrower or any Guarantor pursuant to this Section 3.01, it shall reasonably promptly pay an amount equal to such refund after it is determined that such refund pertains to Indemnified Taxes (but only to the extent of indemnity payments made, or additional amounts paid, by a Borrower or any Guarantor under this Section 3.01 with respect to the Indemnified Taxes giving rise to such refund plus any interest included in such refund by the relevant taxing authority attributable thereto) to the Borrower, net of all reasonable out-of-pocket expenses of the Lender or Agent, as the case may be and without interest (other than any interest paid by the relevant taxing authority with respect to such refund); provided that the Borrower or the Guarantor, upon the request of the Lender or Agent, as the case may be, agrees promptly to return an amount equal to such refund (plus any applicable interest, additions to Tax or penalties) to such party in the event such party is required to repay such refund to the relevant taxing authority. Such Lender or Agent, as the case may be, shall, at the Borrower’s request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant taxing authority (provided that such Lender or Agent may delete any information therein that such Lender or Agent deems confidential). Notwithstanding anything to the contrary in this paragraph (b), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (b) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. Nothing herein contained shall oblige any Lender or Agent to claim any Tax refund or to make available its Tax returns or disclose any information relating to its Tax affairs or any computations in respect thereof.

(c) As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 3.01, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 3.01(a) or (b) with respect to such Lender it will, if requested by the Borrower, use reasonable efforts (subject to legal and regulatory restrictions), at Borrower’s expense, to designate another Applicable Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts are made on terms that, in the judgment of such Lender, cause such Lender and its Applicable Lending Office(s) to suffer no material economic, Taxes, legal or regulatory disadvantage, and provided further that nothing in this Section 3.01(e) shall affect or postpone any of the Secured Obligations of the Borrower or the rights of such Lender pursuant to Section 3.01(a) or (c).

(e) Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.07(e) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (d).

(f) Status of the Lenders: (i) Each Lender shall, at such times as are reasonably requested by the Borrower or the Administrative Agent, provide the Borrower and the Administrative Agent with any documentation prescribed by Law, or reasonably requested by the Borrower or the Administrative Agent, certifying as to any entitlement of such Lender to an exemption from, or reduction in, any withholding Tax with respect to any payments to be made to such Lender under any Loan Document. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each such Lender shall, whenever a lapse in time or change in circumstances renders such documentation (including any documentation specifically referenced below) expired, obsolete or inaccurate in any material respect, deliver reasonably promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the applicable withholding agent) or reasonably promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(ii) Without limiting the generality of the foregoing:

(A) Each Lender that is a “United States person” (as defined in Section 7701(a)(30) of the Code) shall deliver to the Borrower and the Administrative Agent, and if applicable, the assigning Lender (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) on or before the date on which it becomes a party to this Agreement (or, in the case of (x) a Participant, on or before the date on which such Participant purchases the related participation and (y) an assignee, on or before the effective date of such assignment), on or before the date on which it becomes a party to this Agreement two properly completed and duly signed original copies of Internal Revenue Service Form W-9 (or any successor form) certifying that such Lender is exempt from U.S. federal backup withholding. Each Lender that is not a “United States person” as defined in Section 7701(a)(30) of the Code (a “Foreign Lender”) shall, to the extent it is legally able to do so, deliver to the Borrower and the Administrative Agent, and if applicable, the assigning Lender (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) on or before the date on which it becomes a party to this Agreement (or, in the case of (x) a Participant, on or before the date on which such Participant purchases the related participation and (y) an assignee, on or before the effective date of such assignment), and from time to time thereafter when required by Law or upon the reasonable request of the Borrower or the Administrative Agent, two properly completed and duly signed copies of whichever of the following is applicable:

(1) an executed original of Internal Revenue Service Form W-8BEN, W-8BEN-E, as applicable (with respect to eligibility for benefits under any income tax treaty), or successor and related applicable forms, as the case may be, certifying to such Foreign Lender’s entitlement as of such date to an exemption from or reduction of United States withholding tax with respect to payments to be made under this Agreement,

(2) Internal Revenue Service Form W-8ECI (or any successor forms),

(3) in the case of a Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) or the Code, (x) a certificate, in substantially the form of Exhibit L (any such certificate a “United States Tax Compliance Certificate”), or any other form approved by the Administrative Agent and Borrower, to the effect that such Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code, and that no payments in connection with the Loan Documents are effectively connected with such Lender’s conduct of a U.S. trade or business and (y) two properly completed and duly executed copies of Internal Revenue Service Form W-8BEN or W-8BEN-E, as applicable (or any successor forms),

(4) to the extent a Lender is not the beneficial owner (for example, where the Lender is a partnership, or is a Lender that has granted a participation), Internal Revenue Service Form W-8IMY (or any successor forms) of the Lender, accompanied by Internal Revenue Service Form W-8ECI, W-8BEN or W-8BEN-E, as applicable (or any successor forms), United States Tax Compliance Certificate, Internal Revenue Service Form W-9, Form W-8IMY (or other successor forms) and/or any other required information from each beneficial owner, as applicable (provided that, if the Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners are claiming the portfolio interest exemption, the United States Tax Compliance Certificate may be provided by such Lender on behalf of such direct or indirect partner(s)), or

(5) any other form prescribed by applicable U.S. federal income tax Laws (including the Treasury regulations) as a basis for claiming a complete exemption from, or a reduction in, U.S. federal withholding tax on any payments to such Lender under the Loan Documents.

Further, each Foreign Lender agrees, (i) to the extent it is not precluded from doing so by a Change in Law and otherwise legally able to do so, to deliver to the Borrower and the Administrative Agent, and if applicable, the assigning Lender (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased), from time to time, an executed original of the applicable Form W-8 or successor and related applicable forms or certificates, on or before the date that any such form or certificate, as the case may be, expires or becomes obsolete or invalid in accordance with applicable U.S. laws and regulations, (ii) in the case of a Foreign Lender that delivers a United States Tax Compliance Certificate, to deliver to the Borrower and the Administrative Agent, and if applicable, the assigning Lender (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased), such statement on an annual basis reasonably promptly after the anniversary of the date on which such Foreign Lender became a party to this Agreement (or, in the case of a Participant, the date on which the Participant purchased the related participation), and (iii) to notify promptly the Borrower and the Administrative Agent (or, in the case of a Participant, the Lender from which the related participation shall have been purchased) if it is no longer able to deliver, or if it is required to withdraw or cancel, any form or certificate previously delivered by it pursuant to this Section 3.01(f).

(A) In addition, but without duplication of the covenant as to United States withholding tax contained in Section 3.01(f)(i) and (ii), any Lender that is entitled to an exemption from or reduction of withholding Tax under the law of the jurisdiction(s) in which the Borrower is organized, or any treaty to which any such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed original documentation prescribed by applicable law or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate.

(B) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Sections 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their FATCA obligations, to determine whether such Lender has or has not complied with such Lender’s FATCA obligations and to determine the amount, if any, to deduct and withhold from such payment.

Notwithstanding any other provision of this clause (f), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver. Each Lender authorizes the Administrative Agent to deliver to the Borrower and to any successor Agent any documentation provided by the Lender to the Agent pursuant to this Section 3.01(f).

(g) The Administrative Agent shall provide the Borrower with two properly completed and duly executed original copies of, if it is a United States person (as defined in Section 7701(a)(30) of the Code), Internal Revenue Service Form W-9 certifying that it is exempt from U.S. federal backup withholding, and, if it is not a United States person, (1) Internal Revenue Service Form W-8ECI with respect to payments to be received by it as a beneficial owner and (2) Internal Revenue Service Form W-8IMY (together with required accompanying documentation) with respect to payments to be received by it on behalf of the Lenders, and shall update such forms periodically upon the reasonable request of the Borrower, and whenever a lapse in time or change in circumstances renders any such form or documentation expired, obsolete or inaccurate in any material respect, or promptly notify the Borrower in writing of its legal ineligibility to do so. Notwithstanding any other provision of this clause (g), the Administrative Agent shall not be required to deliver any form that such Administrative Agent is not legally eligible to deliver.

Section 3.02 Inability to Determine Rates. Subject to clauses (c), (d), (e), (f) and (g) of this Section 3.02, if, on or prior to the first day of any Interest Period for any SOFR Loan or Alternative Revolver Currency Term Rate Loan, as applicable:

(a) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” or “Alternative Revolver Currency Term Rate”, as applicable, cannot be determined pursuant to the definition thereof, or

(b) the Required Lenders determine that for any reason in connection with any request for a SOFR Loan or an Alternative Revolver Currency Term Rate Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR or the Alternative Revolver Currency Term Rate, as applicable, for any requested Interest Period with respect to a proposed SOFR Loan or Alternative Revolver Currency Term Rate Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to the Administrative Agent, then, in each case, the Administrative Agent will promptly so notify the Borrower and each Lender.

Upon notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, and any right of the Borrower to continue SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, or to convert Base Rate Loans to SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, shall be suspended (to the extent of the affected SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, or affected Interest Periods) until the Administrative Agent (with respect to clause (b), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable (to the extent of the affected SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, or affected Interest Periods), or, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Daily SOFR Loans or Alternative Revolver Currency Daily Rate Loans, as applicable, or, failing that, Base Rate Loans in the amount specified therein and (ii) (A) any outstanding affected SOFR Loans will be deemed to have been converted into Daily SOFR Loans, or, failing that, Base Rate Loans at the end of the applicable Interest Period and (B) any outstanding affected Alternative Revolver Currency Loans, at the Borrower’s election, shall either (1) be converted into a Borrowing of Base Rate Loans denominated in Dollars in the Dollar Equivalent of the amount of such outstanding Alternative Revolver Currency Loan immediately, in the case of an Alternative Revolver Currency Daily Rate Loan, or at the end of the applicable Interest Period, in the case of an Alternative Revolver Currency Term Rate Loan, or (2) be prepaid in full immediately, in the case of an Alternative Revolver Currency Daily Rate Loan, or at the end of the applicable Interest Period, in the case of an Alternative Revolver Currency Term Rate Loan; provided that if no election is made by the Borrower (x) in the case of an Alternative Revolver Currency Daily Rate Loan, by the date that is three Business Days after receipt by the Borrower of such notice or (y) in the case of an Alternative Revolver Currency Term Rate Loan, by the last day of the current Interest Period for the applicable Alternative Revolver Currency Term Rate Loan, the Borrower shall be deemed to have elected clause (1) above. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 3.04. Subject to clauses (c), (d), (e), (f) and (g) of this Section 3.02, if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on Base Rate Loans shall be determined by the Administrative Agent without reference to clause (c) of the definition of “Base Rate” until the Administrative Agent revokes such determination.

(c) Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(d) In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(e) The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 3.02(f) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.02, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 3.02.

(f) Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(g) Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to, if available, Daily SOFR Loans or Alternative Revolver Currency Daily Rate Loans, as applicable, or, otherwise, Base Rate Loans denominated in Dollars (in the case of Alternative Revolver Currency Term Rate Loans, in an amount equal to the Dollar Equivalent of the applicable Alternative Revolver Currency) and (ii) any outstanding affected SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, will be deemed to have been converted to, if available, Daily SOFR Loans or Alternative Revolver Currency Daily Rate Loans, as applicable, or otherwise, Base Rate Loans denominated in Dollars (in the case of Alternative Revolver Currency Term Rate Loans, in an amount equal to the Dollar Equivalent of the applicable Alternative Revolver Currency) at the end of the applicable Interest Period. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

Section 3.03 Increased Cost and Reduced Return; Capital Adequacy.

(a) If any Lender determines that as a result of any Change in Law, or such Lender’s compliance therewith, there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining any Loan or issuing or participating in Letters of Credit, or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing (excluding for purposes of this Section 3.03(a) any such increased costs or reduction in amount resulting from (i) Indemnified Taxes indemnifiable under Section 3.01, (ii) Excluded Taxes described in clauses (b) through (d) of the definition of Excluded Taxes or (iii) Excluded Taxes described in clause (a) of the definition of Excluded Taxes to the extent such Taxes are imposed on or measured by such Lender’s net income or profits (or are franchise Taxes imposed in lieu thereof) or (iv) reserve requirements contemplated by Section 3.03(c)), then from time to time within fifteen (15) days after demand by such Lender setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent given in accordance with Section 3.05), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction.

(b) If any Lender determines that as a result of any Change in Law regarding capital adequacy or liquidity requirements or any change therein or in the interpretation thereof, in each case after the date hereof, or compliance by such Lender (or its Applicable Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender’s obligations hereunder (taking into consideration its policies with respect to capital adequacy and such Lender’s desired return on capital), then from time to time upon demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent given in accordance with Section 3.05), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such reduction within fifteen (15) days after receipt of such demand.

(c) [Reserved].

(d) Subject to Section 3.05(b), failure or delay on the part of any Lender to demand compensation pursuant to this Section 3.03 shall not constitute a waiver of such Lender’s right to demand such compensation.

(e) If any Lender requests compensation under this Section 3.03, then such Lender will, if requested by the Borrower, use reasonable efforts to designate another Applicable Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts are made on terms that, in the reasonable judgment of such Lender, cause such Lender and its Applicable Lending Office(s) to suffer no material economic, legal or regulatory disadvantage; and provided, further, that nothing in this Section 3.03(e) shall affect or postpone any of the Secured Obligations of the Borrower or the rights of such Lender pursuant to Section 3.03(a), (b), or (d).

Section 3.04 Funding Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any SOFR Loan or Alternative Revolver Currency Term Rate Loan on a day other than the last day of the Interest Period for such Loan;

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan (other than a Base Rate Loan) on the date or in the amount notified by the Borrower;

(c) any assignment of an Alternative Revolver Currency Term Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 3.06; or

(d) any failure by any Borrower to make any payment of any Loan or drawing under any Letter of Credit (or interest due thereof) denominated in an Alternative Currency on its scheduled due date or any payment thereof in a different currency;

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.04, each Lender shall be deemed to have funded (i) each SOFR Loan made by it at Adjusted Term SOFR for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such SOFR Loan was in fact so funded and (ii) each Alternative Revolver Currency Term Rate Loan made by it at the Alternative Revolver Currency Term Rate for such Loan by a matching deposit or other borrowing in the offshore interbank eurodollar market for such currency for a comparable amount and for a comparable period, whether or not such Alternative Revolver Currency Term Rate Loan was in fact so funded.

Section 3.05 Matters Applicable to All Requests for Compensation.

(a) Any Agent or any Lender claiming compensation under this Article III shall deliver a certificate to the Borrower setting forth the additional amount or amounts to be paid to it hereunder which shall be conclusive in the absence of demonstrable error. In determining such amount, such Agent or such Lender may use any reasonable averaging and attribution methods.

(b) With respect to any Lender’s claim for compensation under Section 3.02, Section 3.03 or Section 3.04, the Borrower shall not be required to compensate such Lender for any amount incurred more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the event that gives rise to such claim; provided that, if the circumstance giving rise to such claim is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof. If any Lender requests compensation by the Borrower under Section 3.03, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue SOFR Loans or Alternative Revolver Currency Term Rate Loans from one Interest Period to another, or to convert Base Rate Loans into SOFR Loans or Alternative Revolver Currency Term Rate Loans, until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.05(c) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(c) If the obligation of any Lender to make or continue any SOFR Loan or Alternative Revolver Currency Term Rate Loans from one Interest Period to another, or to convert Base Rate Loans into SOFR Loans or Alternative Revolver Currency Term Rate Loans shall be suspended pursuant to Section 3.05(b) hereof, such Lender’s SOFR Loans denominated in Dollars or Alternative Revolver Currency Term Rate Loans denominated in the applicable Alternative Revolver Currency shall be automatically converted into Base Rate Loans denominated in Dollars (in the case of Alternative Revolver Currency Term Rate Loans, in an amount equal to the Dollar Equivalent of the applicable Alternative Revolver Currency) on the last day(s) of the then current Interest Period(s) for such SOFR Loans or Alternative Revolver Currency Term Rate Loans (or, in the case of an immediate conversion required by Section 3.02, on such earlier date as required by Law) and, unless and until such Lender gives notice as provided below that the circumstances specified in Section 3.02, Section 3.03 or Section 3.04 hereof that gave rise to such conversion no longer exist:

(i) to the extent that such Lender’s SOFR Loans denominated in Dollars or Alternative Revolver Currency Term Rate Loans denominated in the applicable Alternative Revolver Currency, as applicable, have been so converted, all payments and prepayments of principal that would otherwise be applied to such Lender’s SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, shall be applied instead to its Base Rate Loans;

(ii) all Loans denominated in Dollars that would otherwise be made or continued from one Interest Period to another by such Lender as SOFR Loans shall be made or continued instead as Base Rate Loans, and all Base Rate Loans of such Lender that would otherwise be converted into SOFR Loans shall remain as Base Rate Loans; and

(iii) all Loans denominated in an Alternative Revolver Currency that would otherwise be made or continued from one Interest Period to another by such Lender as Alternative Revolver Currency Term Rate Loans shall be made or continued instead as Base Rate Loans, and all Base Rate Loans of such Lender that would otherwise be converted into Alternative Revolver Currency Term Rate Loans shall remain as Base Rate Loans.

(d) If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Section 3.02, Section 3.03 or Section 3.04 hereof that gave rise to the conversion of such Lender’s SOFR Loans denominated in Dollars or Alternative Revolver Currency Term Rate Loans denominated in the applicable Alternative Revolver Currency, as applicable, pursuant to this Section 3.05 no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, made by other Lenders are outstanding, such Lender’s Base Rate Loans shall be automatically converted to SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, on the first day(s) of the next succeeding Interest Period(s) for such outstanding SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, to the extent necessary so that, after giving effect thereto, all Loans held by the Lenders holding SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Commitments.

Section 3.06 Replacement of Lenders under Certain Circumstances.

(a) If at any time (i) any Lender requests reimbursement for amounts owing pursuant to Section 3.01 or Section 3.03 as a result of any condition described in such Sections or any Lender ceases to make SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, as a result of any condition described in Section 3.02 or Section 3.03, (ii) any Lender becomes a Defaulting Lender or (iii) any Lender becomes a Non-Consenting Lender, then the Borrower may, on prior written notice to the Administrative Agent and such Lender, replace such Lender by requiring such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.07(b) (with the assignment fee to be paid by the Borrower in such instance) all of its rights and obligations under this Agreement (or, with respect to clause (iii) above, all of its rights and obligations with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver or amendment) to one or more Eligible Assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender or other such Person; and provided, further, that (A) in the case of any such assignment resulting from a claim for compensation under Section 3.03 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments and (B) in the case of any such assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable Eligible Assignees shall have agreed to the applicable departure, waiver or amendment of the Loan Documents.

(b) Any Lender being replaced pursuant to Section 3.06(a) above shall (i) execute and deliver an Assignment and Assumption with respect to such Lender’s Commitment and outstanding Loans and participations in L/C Obligations (provided that the failure of any such Lender to execute an Assignment and Assumption shall not render such assignment invalid and such assignment shall be recorded in the Register) and (ii) deliver Notes, if any, evidencing such Loans to the Borrower or Administrative Agent. Pursuant to such Assignment and Assumption, (A) the assignee Lender shall acquire all or a portion, as the case may be, of the assigning Lender’s Commitments and outstanding Loans and participations in L/C Obligations, (B) all obligations of the Loan Parties owing to the assigning Lender relating to the Loan Documents and participations so assigned shall be paid in full by the assignee Lender or the Loan Parties (as applicable) to such assigning Lender concurrently with such assignment and assumption, any amounts owing to the assigning Lender (other than a Defaulting Lender) under Section 3.04 as a consequence of such assignment and, in the case of an assignment of Term Loans in connection with a Repricing Transaction, the premium, if any, that would have been payable by the Borrower on such date pursuant to Section 2.05(a)(iv) if such Lender’s Term Loans subject to such assignment had been prepaid on such date shall have been paid by the Borrower to the assigning Lender and (C) upon such payment and, if so requested by the assignee Lender, the assignor Lender shall deliver to the assignee Lender the appropriate Note or Notes executed by the Borrower, the assignee Lender shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification provisions under this Agreement, which shall survive as to such assigning Lender.

(c) Notwithstanding anything to the contrary contained above, any Lender that acts as an L/C Issuer may not be replaced hereunder at any time that it has any Letter of Credit outstanding hereunder unless arrangements reasonably satisfactory to such L/C Issuer (including the furnishing of a back-up standby letter of credit in form and substance, and issued by an issuer reasonably satisfactory to such L/C Issuer, or the depositing of cash collateral into a cash collateral account in amounts and pursuant to arrangements reasonably satisfactory to such L/C Issuer) have been made with respect to each such outstanding Letter of Credit and the Lender that acts as the Administrative Agent may not be replaced hereunder except in accordance with the terms of Section 9.09.

(d) In the event that (i) the Borrower or the Administrative Agent have requested that the Lenders (A) consent to an extension of the Maturity Date of any Class of Loans as permitted by Section 2.15, (B) consent to a departure or waiver of any provisions of the Loan Documents or (C) agree to any amendment thereto, (ii) the consent, waiver or amendment in question requires the agreement of all affected Lenders in accordance with the terms of Section 10.01 or all the Lenders with respect to a certain Class of the Loans and (iii) the Required Lenders have agreed to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Non-Consenting Lender.”

Section 3.07 Survival. All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Secured Obligations hereunder and any assignment of rights by or replacement of a Lender or L/C Issuer.

ARTICLE IV

Conditions Precedent to Credit Extensions

Section 4.01 Closing Date Conditions. The effectiveness of this Agreement and the obligation of each Lender to make a Credit Extension on the Closing Date shall be subject to satisfaction or waiver of the following conditions precedent:

(a) Loan Documents. The Administrative Agent’s shall have received each of the following, each of which shall be originals or facsimiles (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each in form and substance reasonably satisfactory to the Administrative Agent:

(i) This Agreement. This Agreement from each of the parties listed on the signature pages hereto and thereto.

(ii) Guaranty Agreement. Executed counterparts of the Guaranty from each of the parties listed on the signature pages thereto.

(iii) Collateral Documents. Executed counterparts of each Collateral Document set forth on Schedule 1.01A to the Closing Date Certificate required to be executed on the Closing Date, duly executed by each Loan Party thereto and each of the other parties listed on the signature pages thereto;

(b) Notes. The Administrative Agent shall have received Notes executed by the Borrower in favor of each Lender that has requested a Note at least five (5) Business Days in advance of the Closing Date.

(c) Secretary’s Certificate. The Administrative Agent shall have received, (A) a certificate from each Loan Party, signed by an Responsible Officer of such Loan Party, and attested to by the secretary or any assistant secretary of such Loan Party, together with (x) copies of the certificate or articles of incorporation and by-laws (or other equivalent organizational documents), as applicable, of such Loan Party, (y) the resolutions of such Loan Party referred to in such certificate, and (z) a signature and incumbency certificate to the officers of such persons executing the Loan Documents, in each case, each of the foregoing shall be in form and substance reasonably acceptable to the Agents (B) certificates of good standing or status (to the extent that such concepts exist) from the applicable secretary of state (or equivalent authority) of the jurisdiction of organization or formation of each Loan Party (in each case, to the extent applicable).

(d) Fees and Expenses. All fees required to be paid on the Closing Date pursuant to the Fee Letter and reasonable and documented or invoiced out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three (3) Business Days prior to the Closing Date, shall, upon the initial Borrowing of the Initial Term Loans, have been, or will be substantially simultaneously, paid (which amounts may be offset against the proceeds of the Credit Facilities).

(e) Committed Loan Notice. The Administrative Agent shall have received a Committed Loan Notice or Letter of Credit Application, as applicable, relating to each Credit Extension to be made on the Closing Date.

(f) Legal Opinion. A customary legal opinion from Kirkland & Ellis LLP, counsel to the Loan Parties, addressed to the Agents and the Lenders on the Closing Date, and a customary legal opinion from Modrall Sperling, New Mexico counsel to the Loan Parties, addressed to the Agents and the Lenders on the Closing Date.

(g) KYC; Patriot Act; Beneficial Ownership Certificate. The Administrative Agent, the Lenders and the Lead Arrangers shall have received, at least three (3) business days prior to the Closing Date, all documentation and other information about Holdings and the Borrower as has been reasonably requested by the Administrative Agent, the Lenders or the Lead Arrangers in writing at least ten (10) business days prior to the Closing Date and that is reasonably required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and a beneficial ownership certificate to the extent expressly required under the Beneficial Ownership Regulation (a “Beneficial Ownership Certificate”).

(h) Representations and Warranties. The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the date of such Credit Extension; provided, that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(i) No Default or Event of Default. No Default or Event of Default shall exist, or would result from the funding of the Initial Term Loans and Initial Revolving Borrowing, if applicable.

(j) Collateral and Guarantee Requirement. The Administrative Agent shall have received evidence that all other actions, recordings and filings that the Administrative Agent or Collateral Agent may deem reasonably necessary to satisfy the Collateral and Guarantee Requirement shall have been taken, completed or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent and Collateral Agent (including, without limitation, receipt of duly executed payoff letters and UCC-3 termination statements); provided that to the extent any security interest in any Collateral is not or cannot be provided and/or perfected on the Closing Date (other than (i) the pledge and perfection of the security interest in the equity interests of the Borrower and each domestic Guarantor (other than Holdings) (provided that such certificates will be required to be delivered on the Closing Date) and (ii) other assets pursuant to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) after your use of commercially reasonable efforts to do so or without undue burden or expense, then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition to any Borrowing on the Closing Date, but instead shall be required to be provided and/or perfected within 90 days after the Closing Date (or such later date after the Closing Date as the Administrative Agent shall agree) pursuant to arrangements to be mutually agreed by the Administrative Agent and the Borrower acting reasonably.

(k) Closing Date Refinancing. Prior to, or substantially concurrently with the funding of the Initial Term Loans and the Initial Revolving Borrowing (if any), all existing indebtedness of Holdings and its Subsidiaries under the Existing Credit Agreement, and all Liens and guarantees in support thereof, will be repaid, redeemed, defeased, discharged, refinanced or terminated and all commitments thereunder terminated (the foregoing, collectively, the “Closing Date Refinancing”).

(l) Insurance. The Administrative Agent shall have received evidence that all insurance certificates required to be maintained pursuant to the Loan Documents has been obtained and is in effect and that the Administrative Agent and Collateral Agent has been named as loss payee and additional insured under each United States insurance policy with respect to such insurance as to which the Administrative Agent shall have requested to be so named.

(m) Closing Date Certificate. The Administrative Agent shall have received a Closing Date Certificate.

(n) No MAE. Since December 31, 2019, no Material Adverse Effect shall have occurred or is reasonably expected to occur.

(o) Solvency Certificate. The Administrative Agent shall have received a certificate from the chief financial officer of Holdings substantially in the form of Exhibit N hereto.

(p) Financial Statements. The Lead Arranges shall have received the Audited Financial Statements, the Unaudited Financial Statements and the Pro Forma Financial Statements.

(q) Inside Date. The Lead Arrangers shall have been afforded a period of at least 14 consecutive Business Days after the commencement of general syndication; provided that (x) the date of November 27, 2020 shall not be included in the calculation such period (but for the avoidance of doubt, the exclusion of such date shall not restart such period), (y) such period shall have ended on or prior to December 18, 2020 and provided further that in no event shall the Closing Date occur prior to the earlier of (x) December 23, 2020 and (y) the date of consummation of an initial public offering generating net cash proceeds of at least $450 million. It is understood and agreed that, unless the Borrower has breached the provisions of Section 3 of the Commitment Letter, the Lead Arrangers shall launch general syndication on or before November 30, 2020.

For purposes of determining whether the Closing Date has occurred, each Lender that has executed this Agreement shall be deemed to have consented to, approved or accepted, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent or such Lender, as the case may be. The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding.

Section 4.02 Conditions to Subsequent Credit Extensions. The obligation of each Lender to honor any Request for Credit Extension after the Closing Date is subject to satisfaction (or waiver in accordance with Section 10.01) of the following conditions precedent:

(a) The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the date of such Credit Extension; provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(b) No Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds therefrom.

(c) The Administrative Agent and, if applicable, the relevant L/C Issuer shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than (i) a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of SOFR Loans or Alternative Revolver Currency Term Rate Loans, as applicable, or (ii) a Credit Extension of Incremental Term Loans in connection with a Limited Condition Transaction) submitted by the Borrower shall be deemed to be a representation and warranty that the applicable conditions specified in Sections 4.02(a) and, if applicable, (b) have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V

Representations and Warranties

Each of Holdings and the Borrower represents and warrant to the Agents and the Lenders, at the time of each Credit Extension that:

Section 5.01 Existence, Qualification and Power; Compliance with Laws. Each Loan Party and each other Restricted Subsidiary (a) is a Person duly incorporated, organized or formed, and validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, (c) is duly qualified and, where applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, (d) is in compliance with all Laws (including the USA PATRIOT Act, Anti-Corruption Laws, anti-money laundering laws and Sanctions), orders, writs, injunctions and orders and (e) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted; except in each case referred to in clause (a) (other than with respect to Holdings and the Borrower), (b)(i), (c), (d) or (e), to the extent that failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.02 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party, and the consummation of the Transactions, (a) have been duly authorized by all necessary corporate or other organizational action and (b) do not and will not (i) contravene the terms of any of such Person’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or require any payment to be made under (A) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (B) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject, (iii) result in the creation of any Lien (other than under the Loan Documents) or (iv) violate any material Law; except (in the case of clauses (b)(ii) and (b)(iv)), to the extent that such conflict, breach, contravention, payment or violation could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.03 Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, or for the consummation of the Transactions, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof) or (d) the exercise by the Administrative Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except for (i) filings necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect and (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.04 Binding Effect. This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party thereto. This Agreement and each other Loan Document constitutes a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws and by general principles of equity.

Section 5.05 Financial Statements; No Material Adverse Effect.

(a) (i) The Audited Financial Statements and Unaudited Financial Statements fairly present in all material respects the consolidated financial condition of Holdings and the Borrower, as applicable, in accordance with GAAP.

(ii) The pro forma unaudited consolidated balance sheet and related pro forma unaudited consolidated statement of income of the Borrower and its Subsidiaries as of and for the twelve-month period ending June 30, 2020 (the “Pro Forma Financial Statements”), prepared in good faith after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income), which need not be prepared in compliance with Regulation S-X under the Securities Act or include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R).

(b) Since the Closing Date, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

Each Lender and the Administrative Agent hereby acknowledges and agrees that Holdings and its Subsidiaries may be required to restate historical financial statements as the result of the implementation of changes in GAAP or the interpretation thereof, and that such restatements will not result in a Default under the Loan Documents.

Section 5.06 Litigation. Except as set forth on Schedule 5.06 to the Closing Date Certificate, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened in writing or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against Holdings or any Restricted Subsidiary or against any of their properties or revenues that either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.07 Ownership of Property; Liens. Each Loan Party and each of its Subsidiaries has good and valid title to, or valid leasehold interests in, or easements or other limited property interests in, all property necessary in the ordinary conduct of its business, free and clear of all Liens except for minor defects in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes, Permitted Liens and any Liens and privileges arising mandatorily by Law and, in each case, except where the failure to have such title or other interest could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.08 Environmental Compliance. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) there are no pending or, to the knowledge of the Borrower, threatened claims, actions, suits, notices of violation, notices of potential responsibility or proceedings by or against Holdings or any Subsidiary alleging potential liability or responsibility for violation of, or otherwise relating to, any Environmental Law;

(b) (i) there is no asbestos or asbestos-containing material on any property currently owned or operated by any Loan Party or any other Subsidiary; and (ii) there has been no Release of Hazardous Materials by any of the Loan Parties or any other Subsidiary at, on, under or from any location in a manner which would reasonably be expected to give rise to liability under Environmental Laws;

(c) neither Holdings nor any of its Subsidiaries is undertaking, or has completed, either individually or together with other persons, any investigation or response action relating to any actual or threatened Release of Hazardous Materials at any location, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law;

(d) all Hazardous Materials transported from any property currently or, to the knowledge of Holdings or its Subsidiaries, formerly owned or operated by any Loan Party or any other Subsidiary for off-site disposal have been disposed of in compliance with all Environmental Laws;

(e) none of the Loan Parties nor any other Subsidiary has contractually assumed any liability or obligation under or relating to any Environmental Law;

(f) none of the Loan Parties is subject to any Environmental Liability; and

(g) the Loan Parties and each other Subsidiary and their respective businesses, operations and properties are and have been in compliance with all Environmental Laws.

Section 5.09 Taxes. Holdings and each Restricted Subsidiary have timely filed all federal, provincial, state, municipal, foreign and other Tax returns and reports required to be filed, and have timely paid all federal, provincial, state, municipal, foreign and other Taxes levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP and, except for failures to file or pay as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 5.10 Compliance with ERISA.

(a) Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Plan is in compliance with the applicable provisions of ERISA, the Code and other federal or state Laws and applicable foreign laws, respectively.

(b) (i) No ERISA Event or similar event with respect to a Foreign Plan has occurred or is reasonably expected to occur; (ii) neither any Loan Party nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 et seq. or 4243 of ERISA with respect to a Multiemployer Plan; and (iii) neither any Loan Party nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA, except, with respect to each of the foregoing clauses of this Section 5.10, as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

Section 5.11 Subsidiaries; Capital Stock. As of the Closing Date, neither Holdings nor any other Loan Party has any Subsidiaries other than those specifically disclosed in Schedule 5.11 to the Closing Date Certificate, and all of the outstanding Capital Stock in Holdings and its Subsidiaries have been validly issued, are fully paid and, in the case of Capital Stock representing corporate interests, nonassessable and, on the Closing Date, all Capital Stock owned directly or indirectly by Holdings or any other Loan Party are owned free and clear of all Liens except (i) those created under the Collateral Documents, (ii) those Liens permitted under Section 7.01. As of the Closing Date, Schedule 5.11 (a) sets forth the name and jurisdiction of organization or incorporation of each Subsidiary, (b) sets forth the ownership interest of Holdings, the Borrower and any of their Subsidiaries in each of their Subsidiaries, including the percentage of such ownership and (c) identifies each Person the Capital Stock of which are required to be pledged on the Closing Date pursuant to the Collateral and Guarantee Requirement.

Section 5.12 Margin Regulations; Investment Company Act.

(a) No Loan Party is engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Borrowings or drawings under any Letter of Credit will be used for any purpose that violates Regulation U or Regulation X of the FRB.

(b) None of the Borrower, any Person Controlling the Borrower or any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

Section 5.13 Disclosure. No report, financial statement, certificate or other written information furnished by or on behalf of any Loan Party to any Agent, any Lead Arranger or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or any other Loan Document (as modified or supplemented by other information so furnished) when taken as a whole is incorrect in any material respect when furnished or contains, when furnished any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates thereto); provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time such information was furnished; it being understood that (i) such projections are as to future events and are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower, (ii) no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by any such projections may differ significantly from the projected results and (iii) such differences may be material.

As of the Closing Date, the information included in any Beneficial Ownership Certificate is true and correct in all material respects.

Section 5.14 Intellectual Property; Licenses, Etc. Each of the Loan Parties and the other Restricted Subsidiaries owns, or has a license or possesses a valid and enforceable right to use, all of the trademarks, service marks, trade names, domain names, together with the goodwill associated with the foregoing, copyrights, patents, patent rights, technology, software, know-how, data, database rights, design rights and other intellectual property rights (collectively, “IP Rights”) that are used in or necessary for the operation of their respective businesses as currently conducted, and, to the knowledge of the Borrower, without violation of the rights of any Person, except to the extent such failures or violations, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, the conduct of the respective business of any Loan Party or other Restricted Subsidiary as currently conducted does not infringe, misappropriate or otherwise violate any IP Rights held by any other Person, except to the extent such infringements, misappropriations or violations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No written claim or litigation regarding any IP Rights is pending or, to the knowledge of Borrower, threatened in writing against any Loan Party or other Restricted Subsidiary, which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Each of the Loan Parties and the other Restricted Subsidiaries has complied with all applicable Laws relating to the privacy and security of personal information or personal data, except to the extent any non-compliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. There has been no security breach or incident, unauthorized access or disclosure, or other compromise of any of the Loan Parties’ or the other Restricted Subsidiaries’ information technology assets and equipment, computers, information technology systems, networks, hardware, software, websites, applications, data and databases, including the data and information of their respective customers and employees or collected, maintained, processed or stored by or on behalf of the Loan Parties or the other Restricted Subsidiaries, except to the extent any such incident, access, disclosure or other compromise, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 5.15 Solvency. On the Closing Date after giving effect to the Transactions, Holdings and its Subsidiaries, on a consolidated basis, are Solvent.

Section 5.16 Collateral Documents. The Collateral Documents are effective to create in favor of the Collateral Agent for the benefit of the Secured Parties legal, valid and enforceable Liens on and security interests in, the Collateral described therein and to the extent intended to be created thereby, except as such enforceability may be limited by Debtor Relief Laws and by general principles of equity, and (i) when all appropriate filings or recordings are made in the appropriate offices as may be required under applicable Laws (which filings or recordings shall be made to the extent required by any Collateral Document) and (ii) upon the taking of possession or control by the Collateral Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent to the extent required by any Collateral Document), the Liens created by such Collateral Documents will constitute so far as possible under relevant Law and to the extent required by any Collateral Document fully perfected first-priority Liens on, and security interests in, all right, title and interest of the Loan Parties in such Collateral, in each case subject to no Liens other than Permitted Liens.

Section 5.17 Use of Proceeds. The proceeds of the Term Loans and the Revolving Loans will be used in accordance with Section 6.11; provided that the proceeds of any Incremental Credit Facility may be used for any purpose agreed to by the lenders thereof to the extent not otherwise in violation of this Agreement.

Section 5.18 Sanctions and Anti-Corruption Laws.

(a) Each Credit Party will maintain in effect and enforce policies and procedures that are reasonably designed to promote compliance by the Credit Parties and their respective directors, officers, employees and agents with the FCPA and other applicable anti-corruption laws.

(b) Each of Holdings and its Subsidiaries is in compliance, in all material respects, with all applicable Sanctions. No Borrowing or Letter of Credit, or use of proceeds, will violate or result in the violation of any Sanctions applicable to any party hereto.

(c) None of (I) the Borrower or any other Loan Party and (II) the Restricted Subsidiaries that are not Loan Parties any director, manager, officer, employee or, to the knowledge of the Borrower, agent of Holdings or any of their Restricted Subsidiaries, in each case, is a Sanctioned Person.

(d) No part of the proceeds of any Loan or any Letter of Credit will be used for any improper payments, directly or, to the knowledge of the Borrower, indirectly, to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, or any other party (if applicable) in order to obtain, retain or direct business or obtain any improper advantage, in violation of Anti-Corruption Laws.

Section 5.19 Labor Matters¶. Except those that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, as of the Closing Date, (i) there are no strikes, lockouts or other labor disputes against any Loan Party pending or, to the knowledge of the Borrower, threatened and (ii) the hours worked by and payments made to employees of the Loan Parties have not violated the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters. The execution, delivery and performance by each Loan Parties of the Loan Documents to which they are a party and the consummation of the financing contemplated by the Loan Documents will not give rise to any right of termination or right of renegotiation on the part of any union under any material collective bargaining agreement by which any Loan Party is bound.

Section 5.20 Compliance with Law. Each of Holdings, the Borrower and each Restricted Subsidiary is in compliance with all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such Laws or order, writ, injunction or decree is being contested in good faith by appropriate proceedings or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

ARTICLE VI

Affirmative Covenants

From and after the Closing Date and for so long as any Lender shall have any Commitment hereunder, any Loan or other Secured Obligation shall remain unpaid or unsatisfied (other than contingent indemnification obligations not yet due and payable, obligations under Secured Hedge Agreements and Secured Cash Management Obligations), or any Letter of Credit shall remain outstanding (other than Letters of Credit that have been Cash Collateralized or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made), Holdings shall cause each Restricted Subsidiary to:

Section 6.01 Financial Statements. Deliver to the Administrative Agent for prompt further distribution to each Lender:

(a) Annual Financials. Within one hundred and twenty (120) days after the end of each fiscal year of Holdings ending after the Closing Date, a consolidated balance sheet of Holdings and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by (a) a report and opinion of an independent registered public accounting firm of nationally recognized standing or other accounting firm reasonably acceptable to the Administrative Agent (it being understood that BDO is reasonably acceptable to the Administrative Agent), which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any qualification (for the avoidance of doubt, excluding an emphasis of the matter or explanatory paragraph) as to “going concern” (other than any “going concern” qualification with respect to or as a result of (x) an upcoming maturity date under any Indebtedness or (y) any breach or impending breach of the covenant in Section 7.09 or any other financial covenant in the documentation evidencing any Indebtedness) or any qualification or exception as to the scope of such audit and (b) prior to the consummation of an IPO, a customary management discussion and analysis (in form reasonably acceptable to the Administrative Agent) of the financial performance of Holdings and its Restricted Subsidiaries;

(c) Quarterly Financials. Within sixty (60) days after the end of each of the first three (3) fiscal quarters of each fiscal year of Holdings (or, with respect to the first two (2) fiscal quarters for which financial statements are due, seventy five (75) days) beginning with the first fiscal quarter ending March 31, 2021, (A) a consolidated balance sheet of Holdings and its Subsidiaries as at the end of such fiscal quarter, and the related (i) consolidated statements of income or operations for such fiscal quarter and for the portion of the fiscal year then ended and (ii) consolidated statements of cash flows for the portion of the fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of Holdings as fairly presenting in all material respects the financial condition, results of operations, stockholders’ equity and cash flows of Holdings and its Subsidiaries in accordance with GAAP, subject only to normal year-end adjustments and the absence of footnotes and (B) prior to the consummation of an IPO, a conference call between management of Holdings and Lenders at a time to be mutually agreed upon and upon reasonable notice; and

(d) Reconciliation. Simultaneously with the delivery of each set of consolidated financial statements referred to in Section 6.01(a) and (b) above, the related consolidating financial statements reflecting the adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements.

Notwithstanding the foregoing, the obligations in paragraphs (a) and (b) of this Section 6.01 may be satisfied with respect to financial information of Holdings and its Subsidiaries by furnishing (A) the applicable consolidated financial statements of any direct or indirect parent of Holdings that, directly or indirectly, holds all of the Capital Stock of Holdings or (B) Holdings’ (or any direct or indirect parent thereof, as applicable) Form 10-K or 10-Q, as applicable, filed with the SEC; provided that, to the extent such information relates to a parent of Holdings, such information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Holdings (or such parent), on the one hand, and the information relating to Holdings and its Restricted Subsidiaries on a standalone basis, on the other hand and (ii) to the extent such information is in lieu of information required to be provided under Section 6.01(a), such materials are accompanied by a report and opinion an independent registered public accounting firm of nationally recognized standing, which report and opinion, subject to the same exceptions set forth above in Section 6.01, shall be prepared in accordance with generally accepted auditing standards.

Any information required to be delivered pursuant to Section 6.01(a) or 6.01(b) shall not be required to include acquisition method accounting adjustments relating to the Transactions (if applicable) or any Permitted Investment to the extent it is not practicable to include any such adjustments in such financial statement.

Section 6.02 Certificates; Other Information. Deliver to the Administrative Agent for prompt further distribution to each Lender:

(a) Compliance Certificate. No later than five (5) Business Days after the delivery of the financial statements referred to in Section 6.01(a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower;

(b) SEC Filings. Promptly after the same are publicly available, copies of all annual, regular, periodic and special reports and registration statements which the Borrower files with the SEC or with any Governmental Authority that may be substituted therefor (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered), exhibits to any registration statement and, if applicable, any registration statement on Form S-8) and in any case not otherwise required to be delivered to the Administrative Agent pursuant hereto;

(c) Material Notices. Promptly after the furnishing thereof, copies of any material requests or material notices received by any Loan Party or any of its Restricted Subsidiaries (other than in the ordinary course of business) that could reasonably be expected to result in a Material Adverse Effect;

(d) Other Required Information. Together with the delivery of the financial statements pursuant to Section 6.01(a) and each Compliance Certificate pursuant to Section 6.02(a), (i) a report setting forth the information required by Section 4(b) of the Security Agreement or confirming that there has been no change in such information since the Closing Date or the date of the last Compliance Certificate, (ii) a description of each event, condition or circumstance during the last fiscal quarter covered by such Compliance Certificate requiring a prepayment under Section 2.05(b), (iii) a list of Subsidiaries that identifies each Subsidiary as a Material Subsidiary or an Immaterial Subsidiary as of the date of delivery of such Compliance Certificate or a confirmation that there is no change in such information since the later of the Closing Date or the date of the last such list and (iv) such other information required by the Compliance Certificate;

(e) Annual Budget. Prior to the consummation of an IPO, concurrently with the delivery of any financial statements under Section 6.01(a) above, an annual budget (on a quarterly basis) for such fiscal year in form customarily prepared by the Borrower; and

(f) Additional Information. Promptly, such additional information regarding the business, legal, financial or corporate affairs of any Loan Party or any Material Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request; provided that none of Holdings, the Borrower nor any other Restricted Subsidiary will be required to disclose or permit the inspection or discussion of any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective contractors) is prohibited by law, or any binding agreement or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product.

Documents required to be delivered pursuant to Section 6.01(a) and (b), Section 6.02(a), or Section 6.02(c) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on Holdings’ or the Borrower’s website on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents are posted on the Borrower’s behalf on IntraLinks/IntraAgency or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

Holdings hereby acknowledges that (a) the Administrative Agent and/or the Lead Arranger will make available to the Lenders and the L/C Issuer materials and/or information provided by or on behalf of Holdings hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to Holdings or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. Holdings hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” Holdings shall be deemed to have authorized the Administrative Agent, the Lead Arranger, the L/C Issuer and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to Holdings or its Affiliates or any of their respective securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.08); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information”; and (z) the Administrative Agent and the Lead Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

Section 6.03 Notices. Promptly after a Responsible Officer obtains actual knowledge thereof, notify the Administrative Agent for prompt further distribution to each Lender:

(a) of the occurrence of any Default, which notice shall specify the nature thereof, the period of existence thereof and what action Holdings proposes to take with respect thereto;

(b) any litigation or governmental proceeding (including, without limitation, pursuant to any Environmental Laws) pending against Holdings or any of the Subsidiaries that could reasonably be expected to be determined adversely and, if so determined, to result in a Material Adverse Effect; and

(c) of the occurrence of any ERISA Event or similar event with respect to a Foreign Plan that could reasonably be expected to have a Material Adverse Effect.

Section 6.04 Maintenance of Existence. (a) Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization or incorporation and (b) take all reasonable action to maintain all rights, privileges (including its good standing), permits, and licenses necessary or desirable in the normal conduct of its business, except in the case of clauses (a) (other than with respect to Holdings and the Borrower) and (b), (i) to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect or (ii) pursuant to a transaction permitted by Section 7.04 or Section 7.05.

Section 6.05 Maintenance of Properties. Except if the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted, (b) maintain, protect, preserve and renew all of its IP Rights and (c) make all necessary renewals, replacements, modifications, improvements, upgrades, extensions and additions thereof or thereto with respect to tangible properties in accordance with prudent industry practice.

Section 6.06 Maintenance of Insurance. Maintain with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as Holdings and its Restricted Subsidiaries) as are customarily carried under similar circumstances by such other Persons. If any portion of any Mortgaged Property is at any time located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area with respect to which flood insurance has been made available under the National Flood Insurance Act of 1968 (as now or hereafter in effect or successor act thereto), then, to the extent required by applicable Laws, Holdings shall, or shall cause each Loan Party to, (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (ii) upon request, deliver to the Administrative Agent evidence of such compliance in form reasonably acceptable to the Administrative Agent. Any such insurance (excluding business interruption insurance) maintained in the United States or Canada shall name the Collateral Agent as additional insured or loss payee, as applicable.

Section 6.07 Compliance with Laws.

Comply in all respects with the requirements of all Laws and all orders, writs, injunctions, decrees and judgments applicable to Holdings, the Borrower or any Subsidiary Guarantor or to their business or property (including without limitation Environmental Laws, ERISA, Anti-Corruption Laws and Sanctions), except if the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

Section 6.08 Books and Records. Maintain proper books of record and account, in which entries that are full, true and correct in all material respects and are in conformity with GAAP consistently applied shall be made of all material financial transactions and matters involving the assets and business of Holdings or such Subsidiary, as the case may be.

Section 6.09 Inspection Rights. Permit representatives and independent contractors of the Administrative Agent and each Lender to visit and inspect any of its properties and to discuss its affairs, finances and accounts with its directors, managers, officers, and independent public accountants, all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to Holdings; provided that, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 6.09 and the Administrative Agent shall not exercise such rights more often than two (2) times during any calendar year absent the existence of an Event of Default and only one (1) such time shall be at the Borrower’s expense; provided, further, that when an Event of Default exists, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of Holdings at any time during normal business hours and upon reasonable advance notice. The Administrative Agent and the Lenders shall give Holdings the opportunity to participate in any discussions with Holdings’ independent public accountants. Notwithstanding anything to the contrary in this Section 6.09, none of Holdings or any Restricted Subsidiary will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by Law or any binding agreement or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product.

Section 6.10 Covenant to Guarantee Secured Obligations and Give Security. At the Borrower’s expense, take all action necessary or reasonably requested by the Administrative Agent to ensure that the Collateral and Guarantee Requirement continues to be satisfied, including:

(a) upon the formation or acquisition of any new direct or indirect Wholly Owned Subsidiary (in each case, other than an Excluded Subsidiary) by any Loan Party, the designation in accordance with Section 6.13 of any existing direct or indirect Wholly Owned Subsidiary as a Restricted Subsidiary or any Excluded Subsidiary ceasing to be an Excluded Subsidiary:

(i) within sixty (60) days after such formation, acquisition, designation or occurrence or such longer period as the Administrative Agent may agree in its reasonable discretion:

(A) cause each such Restricted Subsidiary to deliver any and all certificates representing Capital Stock (to the extent certificated) that are required to be pledged pursuant to the Collateral and Guarantee Requirement, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank and (if applicable) instruments evidencing the Indebtedness held by such Restricted Subsidiary and required to be pledged pursuant to the Collateral Documents, indorsed in blank to the Collateral Agent; and

(B) take and cause such Restricted Subsidiary and each direct or indirect parent of such Restricted Subsidiary that is required to become a Guarantor pursuant to the Collateral and Guarantee Requirement to take whatever action may be necessary in the reasonable opinion of the Collateral Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it) valid and perfected first priority Liens required by the Collateral and Guarantee Requirement, enforceable against all third parties in accordance with their terms, except as such enforceability may be limited by Debtor Relief Laws and by general principles of equity (regardless of whether enforcement is sought in equity or at law).

Section 6.11 Use of Proceeds. Use the proceeds of any Credit Extension (i) on the Closing Date, whether directly or indirectly, in a manner consistent with the uses set forth in the Preliminary Statements to this Agreement and (ii) after the Closing Date, whether directly or indirectly, for working capital, capital expenditures, other general corporate purposes (including the financing of Permitted Acquisitions, other Permitted Investments, working capital and/or purchase price adjustments, prepayments of Specified Indebtedness and related fees and expenses, and dividends and other distributions permitted under this Agreement) and any other use not prohibited by this Agreement (including, on the Sierra Merger Closing Date, to effect the Sierra Revolver Repayment).

Section 6.12 Further Assurances and Post-Closing Covenants.

(a) Promptly upon reasonable request by the Administrative Agent or the Collateral Agent (i) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Collateral Document or other document or instrument relating to any Collateral, and (ii) subject to the limitations set forth in the Collateral and Guarantee Requirement, do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent or the Collateral Agent may reasonably request from time to time in order to carry out more effectively the purposes of this Agreement and the Collateral Documents; provided, however, that except as set forth in clause (e) of the Collateral and Guarantee Requirement, notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement or any other Loan Document shall require the Borrower or Loan Party (A) to make any filings or take any actions to record or to perfect the Collateral Agent’s lien on or security interest in (x) any IP Rights other than UCC filings and the filing of documents effecting the recordation of security interests in the United States Copyright Office and United States Patent and Trademark Office or (y) any IP Rights subsisting outside of the United States or (B) to reimburse the Administrative Agent for any costs or expenses incurred in connection with making such filings or taking any other such action;

(b) Within the time periods specified on Schedule 6.12 hereto (as each may be extended by the Administrative Agent in its reasonable discretion), complete such undertakings as are set forth on Schedule 6.12 hereto.

Section 6.13 Designation of Restricted and Unrestricted Subsidiaries.

(a) The Borrower may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause an Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Holdings and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments pursuant to Section 7.06 or under one or more clauses of the definition of Permitted Investments, as determined by the Borrower. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Notwithstanding the foregoing, no Subsidiary may be designated an Unrestricted Subsidiary if such Subsidiary owns any Material Intellectual Property.

(b) Any designation of a Subsidiary of the Borrower as an Unrestricted Subsidiary will be evidenced to the Administrative Agent by an Officer’s Certificate certifying that such designation complies with the preceding conditions and was permitted by Section 7.06.

(c) The Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 7.03 (including pursuant to Section 7.03(b)(v) treating such redesignation as an acquisition for the purpose of such clause (v)), calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Event of Default would be in existence following such designation. Any such designation by the Borrower shall be evidenced to the Administrative Agent by an Officer’s Certificate certifying that such designation complies with the preceding conditions.

Section 6.14 Payment of Taxes. Holdings will pay and discharge or cause to paid and discharged, and will cause each of the Restricted Subsidiaries to pay and discharge, all Taxes imposed upon it or upon its income or profits, or upon any properties belonging to it, in each case on a timely basis, and all lawful claims which, if unpaid, may reasonably be expected to become a lien or charge upon any properties of Holdings or any of the Restricted Subsidiaries not otherwise permitted under this Agreement; provided that neither Holdings nor any of the Restricted Subsidiaries shall be required to pay or cause to be paid any such Tax or claim which is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto in accordance with GAAP, or which would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect.

Section 6.15 Lender Calls. Holdings will hold a conference call (at a time mutually agreed upon by Holdings and the Administrative Agent but, in any event, no earlier than the Business Day following the delivery of applicable financial information pursuant to Sections 6.01(a) and (b) above) with all Lenders who choose to attend such conference call to discuss the results of the previous fiscal quarter; provided that notwithstanding the foregoing, the requirement set forth in this Section 6.16 may be satisfied with an earnings call held for the benefit of the Borrower’s securities holders that is open to the Lenders.

Section 6.16 Maintenance of Ratings. The Borrower will use commercially reasonable efforts to obtain and to maintain public corporate credit facility ratings in respect of the Initial Term Loans and corporate family ratings in respect of the Borrower, in each case, from Moody’s and S&P; provided, however, in each case, that the Borrower shall not be required to obtain or maintain any specific rating.

Section 6.17 Anti-Terrorism; Sanctions; Anti-Corruption.(a) Comply in all material respects with all applicable Sanctions, Anti-Corruption Laws and Anti-Terrorism Laws;(b) (i) Not repay the Loans, or make any other payment to any Lender, using funds or properties of Holdings, the Borrower or any Restricted Subsidiaries that are, to the knowledge of the Borrower, the property of any Person that is the subject or target of applicable Sanctions or that are, to the knowledge of the Borrower, beneficially owned, directly or indirectly, by any Person that is the subject or target of applicable Sanctions, in each case, that would cause a violation of Anti-Terrorism Laws or applicable Sanctions or any other applicable Requirement of Law by any Person participating in the Loans or Letters of Credit, or (ii) to the knowledge of Borrower, not permit any Person that is the subject of Sanctions to have any direct or indirect interest, in Holdings, the Borrower or any of the Subsidiaries, with the result that the investment in Holdings, the Borrower or any of the Subsidiaries (whether directly or indirectly) or the Loans made by the Lenders would be in violation of any applicable Sanctions.

ARTICLE VII

Negative Covenants

From and after the Closing Date and for so long as any Lender shall have any Commitment hereunder, any Loan or other Secured Obligation shall remain unpaid or unsatisfied (other than contingent indemnification obligations not yet due and payable, obligations under Secured Hedge Agreements and Secured Cash Management Obligations), or any Letter of Credit shall remain outstanding (other than Letters of Credit that have been Cash Collateralized or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made):

Section 7.01 Liens.

(a) The Borrower shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien on any asset or property of the Borrower or any Restricted Subsidiary, unless such Lien is a Permitted Lien.

(b) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 7.02 [Reserved].

Section 7.03 Indebtedness.

(a) The Borrower shall not, and shall not permit any of the Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Borrower and any of the Restricted Subsidiaries may Incur additional Indebtedness (including Acquired Indebtedness) for any purpose, in an aggregate principal amount equal to the sum of any unused portion of the (1) Unrestricted Incremental Amount and (2) additional unlimited amounts, if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof) and after giving effect to any Permitted Investment consummated in connection therewith, any indebtedness repaid with the proceeds thereof and any other acquisition, disposition, debt incurrence, debt retirement and other appropriate pro forma adjustments and all other appropriate pro forma adjustments (but excluding the cash proceeds of any such Indebtedness and without giving effect to any amount incurred simultaneously under (x) the Unrestricted Incremental Amount, (y) any other fixed dollar incurrence basket or (z) the Revolving Credit Facility) (and, in each case, for the avoidance of doubt, for purposes of calculating the Interest Coverage Ratio, without giving effect to any interest expense attributable to any such Indebtedness in connection therewith), (A) if such Indebtedness is secured by a Lien on the Collateral that is pari passu with the Liens securing the Initial Term Loans, the Consolidated First Lien Secured Leverage Ratio for the most recently ended Test Period does not exceed 2.55:1.00 (or, to the extent such Indebtedness is incurred in connection with any Permitted Investment, the Consolidated First Lien Secured Leverage Ratio for the most recently ended Test Period does not exceed the greater of 2.55:1.00 and the Consolidated First Lien Secured Leverage Ratio immediately prior to such Permitted Investment), (B) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Initial Term Loans, the Consolidated Total Senior Secured Leverage Ratio for the most recently ended Test Period does not exceed 3.05:1.00 (or, to the extent such Indebtedness is incurred in connection with any Permitted Investment, the Consolidated Total Senior Secured Leverage Ratio for the most recently ended Test Period does not exceed the greater of 3.05:1.00 and the Consolidated Total Senior Secured Leverage Ratio immediately prior to such Permitted Investment) or (C) if such Indebtedness is secured by assets not constituting Collateral or is unsecured, Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed 3.05:1.00 (or, to the extent such Indebtedness is incurred in connection with any Permitted Investment, the Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed the greater of 3.05:1.00 and the Consolidated Total Leverage Ratio immediately prior to such Permitted Investment) or provided, further, that to the extent so utilized, such incurrence pursuant to Section 7.03(a)(1) above shall reduce, dollar for dollar, the availability under the Unrestricted Incremental Amount for all other purposes (provided, that such amounts may be reclassified at any time, as the Borrower may elect from time to time, as incurred under the applicable incurrence ratio set forth in this clause (a) if the Borrower meets the applicable leverage (or coverage) ratio at such time on a pro forma basis; provided, further, that (A) upon the effectiveness of such Indebtedness, except in connection with a Limited Condition Transaction (in which case no Specified Default shall have occurred and is continuing or would result therefrom), no Default or Event of Default has occurred and is continuing or shall result therefrom (or, in the case of incurrences in connection with a Permitted Investment or other Investment not prohibited hereunder, no Specified Default shall have occurred and is continuing or would result therefrom), (B) such Indebtedness shall not mature earlier than the Maturity Date applicable to the Initial Term Loans, (C) as of the date of the incurrence of such Indebtedness, the Weighted Average Life to Maturity of such Indebtedness shall not be shorter than that of the Term Loans, (D) the other terms and conditions of such Indebtedness (excluding pricing, optional prepayment or redemption terms) reflect market terms on the date of incurrence or issuance of such Indebtedness (as reasonably determined by the Borrower in good faith), (E) if such Indebtedness is secured by the Collateral, such Indebtedness shall be subject to a Customary Intercreditor Agreement (which, to the extent such Indebtedness is funded into escrow, may be effective (or entered into) only immediately after the proceeds thereof are released from such escrow), (F) if such Indebtedness is in the form of MFN Qualifying Term Loans, then the MFN Adjustment shall be made to the Initial Term Loans to the extent otherwise required under Section 2.14(b) (other than to the extent such Indebtedness constitutes a customary bridge facility, so long as the long-term Indebtedness into which such customary bridge facility is to be converted or exchanged would not otherwise be subject to the MFN Adjustments) and (G) the aggregate principal amount of such Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties shall not exceed the greater of (x) $107.0 million and (y) 50.0% of LTM EBITDA at the time of Incurrence.

(b) Section 7.03(a) shall not prohibit the Incurrence of the following Indebtedness;

(i) Indebtedness of Borrower and any of the Restricted Subsidiaries under the Loan Documents, including any refinancing thereof incurred under Section 2.18, Indebtedness incurred under Section 2.14, Section 2.15 or Section 2.17, and in each case, any Refinancing Indebtedness thereof (or successive Refinancing Indebtedness thereof);

(ii) Guarantees by the Borrower or any Restricted Subsidiary of Indebtedness or other obligations of Borrower or any Restricted Subsidiary so long as the Incurrence of such Indebtedness or other obligations is not prohibited by the terms of this Agreement;

(iii) Indebtedness of Borrower to any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary to Borrower or any Restricted Subsidiary; provided that Indebtedness owed by any Loan Party to any Restricted Subsidiary that is not a Loan Party incurred pursuant to this clause (iii) shall be subordinated in right of payment to the Secured Obligations on terms reasonably satisfactory to the Administrative Agent (provided, for the avoidance of doubt a Global Intercompany Note shall be reasonably satisfactory); provided, further, that:

(A) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than Holdings or a Restricted Subsidiary; and

(B) any sale or other transfer of any such Indebtedness to a Person other than Holdings or a Restricted Subsidiary, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by Holdings or such Restricted Subsidiary, as the case may be;

(iv) Indebtedness represented by (i) any Indebtedness outstanding on the Closing Date; provided that any such Indebtedness in a principal amount in excess of $3.0 million is set forth on Schedule 7.03 to the Closing Date Certificate, (ii) Refinancing Indebtedness Incurred in respect of any Indebtedness described in clause (iv)(i) and (iii) Management Advances;

(v) Indebtedness of (x) the Borrower or any Restricted Subsidiary incurred or issued to finance a Permitted Investment or (y) Persons that are acquired by Holdings or any Restricted Subsidiary in accordance with the terms of this Agreement or merged into, amalgamated or consolidated with the Borrower or a Restricted Subsidiary in accordance with the terms of the this Agreement (including designating an Unrestricted Subsidiary as a Restricted Subsidiary); provided that after giving pro forma effect to such acquisition, merger, amalgamation or consolidation, either:

(A) the Borrower would be permitted to incur such Indebtedness pursuant to Section 7.03(a); or

(B) such Indebtedness constitutes Acquired Indebtedness (other than Indebtedness incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by Holdings or a Restricted Subsidiary), and after giving pro forma effect to such Acquired Indebtedness, (A) if such Indebtedness is secured by a Lien on the Collateral that is pari passu with the Liens securing the Initial Term Loans, the Consolidated First Lien Secured Leverage Ratio for the most recently ended Test Period does not exceed the Consolidated First Lien Secured Leverage Ratio immediately prior to the acquisition of such Acquired Indebtedness, (B) if such Indebtedness is secured by a Lien on the Collateral that is junior to the Liens securing the Initial Term Loans, the Consolidated Total Senior Secured Leverage Ratio for the most recently ended Test Period does not exceed the Consolidated Total Senior Secured Leverage Ratio immediately prior to the acquisition of such Acquired Indebtedness or (C) if such Indebtedness is secured by assets not constituting Collateral or is unsecured, Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed the Consolidated Total Leverage Ratio immediately prior to the acquisition of such Acquired Indebtedness;

(vi) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(vii) the incurrence of (i) Indebtedness (including Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations) Incurred to finance the purchase, lease, expansion, construction, installation, replacement, repair or improvement of property (real or personal), equipment or other assets, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this subclause (i) and then outstanding, does not exceed the greater of (x) $54.0 million and (y) 25.0% of LTM EBITDA at the time of Incurrence and any Refinancing Indebtedness in respect thereof and (ii) arising out of Sale and Leaseback Transactions in an aggregate outstanding principal amount, which does not exceed the greater of (a) $54.0 million and (b) 25.0 % of LTM EBITDA at the time of incurrence, and any Refinancing Indebtedness in respect thereof;

(viii) Indebtedness in respect of (i) workers’ compensation claims, health, disability or other employee benefits, property, casualty or liability insurance, self-insurance obligations, customer guarantees, performance, indemnity, surety, judgment, bid, appeal, advance payment (including progress premiums), customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business or consistent with past practice; (ii) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or consistent with past practice; (iii) customer deposits and advance payments (including progress premiums) received from customers for goods or services purchased in the ordinary course of business or consistent with past practice; (iv) letters of credit, bankers’ acceptances, discounted bills of exchange, discounting or factoring of receivables or payables for credit management purposes, warehouse receipts, guarantees or other similar instruments or obligations issued or entered into, or relating to liabilities or obligations Incurred in the ordinary course of business or consistent with past practice; (v) Cash Management Obligations and (vi) Settlement Indebtedness;

(ix) Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs, deferred purchase price or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets, a Person (including any Capital Stock of a Subsidiary) or Investment (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business, assets, Person or Investment for the purpose of financing such acquisition or disposition);

(x) Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (x) and then outstanding, will not exceed 100.0% of the Net Cash Proceeds received by Holdings from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock or otherwise contributed to the equity (in each case, other than through the issuance of Disqualified Stock, Designated Preferred Stock or an Excluded Contribution or Cure Amount) of Holdings, in each case, subsequent to the Closing Date, and any Refinancing Indebtedness in respect thereof; provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent Holdings and its Restricted Subsidiaries Incur Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this clause (x) to the extent such Net Cash Proceeds or cash have been applied to make Restricted Payments;

(xi) Indebtedness of Non-Loan Parties and joint ventures in an aggregate principal amount not to exceed the greater of (i) $96.0 million and (ii) 45.0% of LTM EBITDA at the time of incurrence, and any Refinancing Indebtedness in respect thereof;

(xii) (i) Indebtedness issued by Borrower or any of its Subsidiaries to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings, any of its Subsidiaries or any Parent Entity (or permitted transferees, assigns, estates, or heirs of such employee, director, contractor or consultant), in each case to finance the purchase or redemption of Capital Stock of Holdings or any Parent Entity that is permitted by Section 7.06 hereof and (ii) Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in the ordinary course of business, consistent with past practice or in connection with the Transactions, any Investment or any acquisition (by merger, consolidation, amalgamation or otherwise);

(xiii) Indebtedness of Borrower or any of the Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case Incurred in the ordinary course of business or consistent with past practice;

(xiv) Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (xiv) and then outstanding, will not exceed the greater of (a) $96.0 million and (b) 45.0% of LTM EBITDA and, any Refinancing Indebtedness in respect thereof; provided, if secured by a Lien on the Collateral, Indebtedness incurred pursuant to clause (xiv) shall be secured on a junior basis to the Liens on securing the Facilities;

(xv) Indebtedness in respect of any Qualified Securitization Financing or any Receivables Facility;

(xvi) any obligation, or guaranty of any obligation, of Borrower or any Restricted Subsidiary to reimburse or indemnify a Person extending credit to customers of Holdings or a Restricted Subsidiary incurred in the ordinary course of business or consistent with past practice for all or any portion of the amounts payable by such customers to the Person extending such credit;

(xvii) Indebtedness to a customer to finance the acquisition of any equipment necessary to perform services for such customer; provided that the terms of such Indebtedness are consistent with those entered into with respect to similar Indebtedness prior to the Closing Date, including, if so consistent, that (1) the repayment of such Indebtedness is conditional upon such customer ordering a specific amount of goods or services and (2) such Indebtedness does not bear interest or provide for scheduled amortization or maturity;

(xviii) Indebtedness of Borrower or any of the Restricted Subsidiaries arising pursuant to any Permitted Intercompany Activities, Permitted IPO Reorganization and Permitted Tax Restructuring or related transaction;

(xix) [reserved];

(xx) (i) Indebtedness (in the form of senior secured, senior unsecured, senior subordinated, or subordinated notes (issued in a public offering, Rule 144A offering or other private placement or a bridge financing in lieu of the foregoing) or loans) (such Indebtedness incurred pursuant to this clause (xx) being referred to as “Permitted Alternative Incremental Facilities Debt”) incurred by Borrower or any Restricted Subsidiary to the extent that the Borrower could establish such Permitted Alternative Incremental Facilities Debt under the Unrestricted Incremental Amount or satisfy the Incremental Incurrence Test were such Permitted Alternative Incremental Facilities Debt an Incremental Facility, and such Indebtedness shall be deemed to be incurred in reliance on Section 2.14 and, solely to the extent incurred in reliance on the Unrestricted Incremental Amount, result in a dollar-for-dollar reduction of the amount of Indebtedness that may be incurred under the Unrestricted Incremental Amount; provided that (A) upon the effectiveness of such Indebtedness, except in connection with a Limited Condition Transaction (in which case no Specified Default shall have occurred and is continuing or would result therefrom), no Default or Event of Default has occurred and is continuing or shall result therefrom (or, in the case of incurrences in connection with a Permitted Investment or other Investment not prohibited hereunder, no Specified Default shall have occurred and is continuing or would result therefrom), (B) such Indebtedness shall not mature earlier than the Maturity Date applicable to the Initial Term Loans, (C) as of the date of the incurrence of such Indebtedness, the Weighted Average Life to Maturity of such Indebtedness shall not be shorter than that of the Term Loans (without giving effect to any prepayments), (D) no Subsidiary is an obligor with respect to such Indebtedness unless such Subsidiary is a Loan Party which shall have previously or substantially concurrently guaranteed the Secured Obligations, (E) the other terms and conditions of such Indebtedness (excluding pricing, interest rate margins, rate floors, discounts, premiums, fees and prepayment or redemption terms and provisions, which shall be determined by the Borrower) either, at the option of the Borrower, (x) reflect market terms and conditions (taken as a whole) on the date of incurrence, issuance or effectiveness of such Indebtedness (as determined by the Borrower in good faith) or are reasonably acceptable to the Administrative Agent or (y) are not materially more restrictive of Holdings and its Restricted Subsidiaries (when taken as a whole) than the terms and conditions of this Agreement (when taken as a whole) (except, in the case of either clause (x) or (y), for covenants or other provisions applicable only to periods after the Maturity Date applicable to the Initial Term Loans) (it being understood that (A) to the extent that any financial maintenance covenant is added for the benefit of any such Indebtedness, the terms and conditions of such Indebtedness shall be deemed not to be more restrictive than the terms and conditions of this Agreement if such financial maintenance covenant is also added for the benefit of all Facilities hereunder, and (B) no consent shall be required from the Administrative Agent for terms or conditions that are not market terms or are more restrictive than this Agreement if such terms are added to this Agreement), (F) such Indebtedness shall not be secured by any assets that are not Collateral and shall be subject to a Customary Intercreditor Agreement (which, to the extent such Indebtedness is funded into escrow, may be effective (or entered into) only immediately after the proceeds thereof are released from such escrow), (G) if such Indebtedness is in the form of MFN Qualifying Term Loans, then the MFN Adjustment shall be made to the Initial Term Loans to the extent otherwise required under Section 2.14(b) (other than to the extent such Indebtedness constitutes a customary bridge facility, so long as the long-term Indebtedness into which such customary bridge facility is to be converted or exchanged would not otherwise be subject to the MFN Adjustments) and (H) any Indebtedness incurred pursuant to this clause (xx)(i) in the form of notes shall not have any mandatory prepayment or redemption features (other than customary asset sale events, insurance and condemnation proceeds events, change of control offers or events of default and, if applicable, AHYDO Catch-Up Payments) that could result in prepayments or redemptions of such Indebtedness prior to the Maturity Date applicable to the Initial Term Loans and (ii) any Refinancing Indebtedness incurred under the foregoing clause (xx)(i);

(xxi) seller paper or other indebtedness incurred to finance the payment of earn-out obligations with respect to Permitted Investments;

(xxii) trade letters of credit in an amount not to exceed the greater of (a) $25 million and (b) 10.0% of LTM EBITDA at any one time outstanding; and

(xxiii) Disqualified Stock so long as on a pro forma basis the Interest Coverage Ratio is greater than or equal to 2.00 to 1.00.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 7.03:

(i) in the event that all or any portion of any item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in Sections 7.03(a) and (b), the Borrower, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness (or any portion thereof) and only be required to include the amount and type of such Indebtedness in Section 7.03(a) or in one of the clauses of Section 7.03(b);

(ii) additionally, all or any portion of any item of Indebtedness may later be reclassified as having been Incurred pursuant to any type of Indebtedness described in Sections 7.03(a) and (b) so long as such Indebtedness is permitted to be Incurred pursuant to such provision and any related Liens are permitted to be incurred at the time of reclassification (it being understood that any Indebtedness incurred pursuant to one of the clauses of Section 7.03(b) shall cease to be deemed incurred or outstanding for purposes of such clause but shall be deemed incurred for the purposes of Section 7.03(a) from and after the first date on which the Borrower or the Restricted Subsidiaries could have incurred such Indebtedness under Section 7.03(a) without reliance on such clause);

(iii) all Indebtedness under this Agreement shall be deemed to have been incurred under Section 7.03(b)(i) and such Indebtedness shall at all times be deemed incurred under such clause and shall not be reclassified;

(iv) in the case of any Refinancing Indebtedness, when measuring the outstanding amount of such Indebtedness, such amount shall not include the aggregate amount of accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing;

(v) Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(vi) [Reserved];

(vii) the principal amount of any Disqualified Stock of Borrower or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(viii) Indebtedness permitted by this Section 7.03 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 7.03 permitting such Indebtedness;

(ix) for all purposes under this Agreement, including for purposes of calculating the Interest Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio, the Consolidated Total Senior Secured Leverage Ratio or the Consolidated Total Leverage Ratio, as applicable, in connection with the incurrence, issuance or assumption of any Indebtedness pursuant to Sections 7.03(a) or (b) or the incurrence or creation of any Lien pursuant to the definition of “Permitted Liens,” the Borrower may elect, at its option, to treat all or any portion of the committed amount of any Indebtedness (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) which is to be incurred (or any commitment in respect thereof) or secured by such Lien, as the case may be (any such committed amount elected until revoked as described below, the

“Reserved Indebtedness Amount”), as being incurred as of such election date, and, if such Interest Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio, the Consolidated Total Leverage Ratio or other provision of this Agreement, as applicable, is complied with (or satisfied) with respect thereto on such election date, any subsequent borrowing or reborrowing thereunder (and the issuance and creation of letters of credit and bankers’ acceptances thereunder) will be deemed to be permitted under this Section 7.03 or the definition of “Permitted Liens,” as applicable, whether or not the Interest Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio, the Consolidated Total Senior Secured Leverage Ratio, the Consolidated Total Leverage Ratio or other provision of this Agreement, as applicable, at the actual time of any subsequent borrowing or reborrowing (or issuance or creation of letters of credit or bankers’ acceptances thereunder) is complied with (or satisfied) for all purposes (including as to the absence of any continuing Default or Event of Default); provided that for purposes of subsequent calculations of the Interest Coverage Ratio, the Consolidated First Lien Secured Leverage Ratio, the Consolidated Total Senior Secured Leverage Ratio, the Consolidated Total Leverage Ratio or other provision of this Agreement, as applicable, the Reserved Indebtedness Amount shall be deemed to be outstanding, whether or not such amount is actually outstanding, for so long as such commitments are outstanding or until the Borrower revokes an election of a Reserved Indebtedness Amount;

(x) [Reserved];

(xi) notwithstanding anything in this Section 7.03 to the contrary, in the case of any Indebtedness incurred to refinance Indebtedness initially incurred in reliance on a clause of Section 7.03(b) measured by reference to a percentage of LTM EBITDA at the time of incurrence, if such refinancing would cause the percentage of LTM EBITDA restriction to be exceeded if calculated based on the percentage of LTM EBITDA on the date of such refinancing, such percentage of LTM EBITDA restriction shall not be deemed to be exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing; and

(xii) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

(d) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 7.03.

(e) If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Borrower as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 7.03, the Borrower shall be in default of this Section 7.03).

(f) For purposes of determining compliance with any U.S. Dollar-denominated restriction on the incurrence of Indebtedness, the U.S. Dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (a) the principal amount of such Indebtedness being refinanced plus (b) the aggregate amount of accrued and unpaid interest, dividends, premiums (including tender premiums), defeasance costs, underwriting discounts, fees, costs and expenses (including original issue discount, upfront fees or similar fees) in connection with such refinancing.

(g) Notwithstanding any other provision of this Section 7.03, the maximum amount of Indebtedness that the Borrower or a Restricted Subsidiary may Incur pursuant to this Section 7.03 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(h) The Borrower shall not, and shall not permit any Guarantor to Incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Borrower or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Secured Obligations or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Borrower or such Guarantor, as the case may be.

Section 7.04 Merger and Consolidation:

(a) The Borrower will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless either:

(i) the Borrower is the surviving Person or

(ii) if the Borrower is not the surviving Person,

(A) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized or existing under the laws of the jurisdiction of the Borrower or the United States of America, any State of the United States or the District of Columbia or any territory thereof and the Successor Company (if not the Borrower) will expressly assume all the obligations of the Borrower hereunder;

(B) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the applicable Successor Company or any Subsidiary of the applicable Successor Company as a result of such transaction as having been incurred by the applicable Successor Company or such Subsidiary at the time of such transaction), no Event of Default shall have occurred and be continuing;

(C) immediately after giving pro forma effect to such transaction, either (a) the Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed 2.80:1.00 or (b) the Consolidated Total Leverage Ratio of the Borrower and the Restricted Subsidiaries would not be higher than it was immediately prior to giving effect to such transaction; and

(D) the Administrative Agent shall have received all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act reasonably requested by the Lenders, including a beneficial ownership certificate;

(b) For purposes of this Section 7.04, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Borrower, which properties and assets, if held by the Borrower instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Borrower on a consolidated basis, shall be deemed to be a transfer of all or substantially all of the properties and assets of the Borrower.

(c) [Reserved].

(d) [Reserved].

(e) Notwithstanding any other provision of this Section 7.04, (i) any Restricted Subsidiary may consolidate, amalgamate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Borrower or a Guarantor, (ii) any Restricted Subsidiary may consolidate, amalgamate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary and (iii) the Borrower and the Restricted Subsidiaries may complete any Disposition permitted under this Agreement, Permitted Investment, Permitted IPO Reorganization or Permitted Tax Restructuring.

(f) The foregoing provisions (other than the requirements of Section 7.04(b)) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary of the Borrower.

(g) No Guarantor may consolidate with or merge or amalgamate with or into, or convey, transfer or lease all or substantially all its assets, in one or a series of related transactions, to any Person, unless:

(i) the other Person is the Borrower or any Restricted Subsidiary that is Guarantor or becomes a Guarantor concurrently with the transaction; or

(ii) (A) either (x) the Borrower or a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations of the Guarantor under its Guarantee of the Secured Obligations, this Agreement and the Collateral Documents; and (B) immediately after giving effect to the transaction, no Event of Default shall have occurred and be continuing; or

(iii) the transaction constitutes a sale, disposition (including by way of consolidation, merger or amalgamation) or transfer of the Guarantor or the sale, disposition, conveyance, transfer or lease of all or substantially all of the assets of the Guarantor (in each case other than to the Borrower or a Restricted Subsidiary) otherwise permitted by this Agreement.

(h) Notwithstanding any other provision of this Section 7.04, any Guarantor may (a) consolidate, amalgamate or otherwise combine with, merge into or transfer all or part of its properties and assets to another Guarantor or the Borrower, (b) consolidate, amalgamate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Guarantor, reincorporating the Guarantor in another jurisdiction, or changing the legal form of the

Guarantor, (c) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, (d) liquidate or dissolve or change its legal form if the Borrower determines in good faith that such action is in the best interests of the Borrower and (e) complete any Disposition permitted under this Agreement, Permitted Investment, Permitted IPO Reorganization or Permitted Tax Restructuring. Notwithstanding anything to the contrary in this Section 7.04, the Borrower may contribute Capital Stock of any or all of its Subsidiaries to any Guarantor.

(i) [Reserved].

(j) Any reference herein to a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, limited partnership or trust, or an allocation of assets to a series of a limited liability company, limited partnership or trust (or the unwinding of such a division or allocation), as if it were a merger, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company, limited partnership or trust shall constitute a separate Person hereunder (and each division of any limited liability company, limited partnership or trust that is a Subsidiary, Restricted Subsidiary, Unrestricted Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

Section 7.05 Limitation on Sales of Assets and Subsidiary Stock.

(a) The Borrower shall not, and shall not permit any of the Restricted Subsidiaries to, make any Asset Disposition other than Dispositions contemplated on the Closing Date; provided that any such Dispositions in a principal amount in excess of $3.0 million is set forth on Schedule 7.05 to the Closing Date Certificate, unless:

(i) Holdings or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Borrower, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(ii) any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap) with a purchase price in excess of the greater of $32.0 million and 15.0% of LTM EBITDA, at least 75.0% of the consideration from such Asset Disposition, together with all other Asset Dispositions since the Closing Date (on a cumulative basis), (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(iii) the Borrower complies with Section 2.05(b)(ii).

(b) [Reserved].

(c) [Reserved].

(d) [Reserved].

(e) [Reserved].

(f) For the purposes of Section 7.05(a)(ii) hereof, the following shall be deemed to be cash:

(i) the assumption by the transferee of Indebtedness or other liabilities contingent or otherwise of the Borrower or a Restricted Subsidiary (other than Subordinated Indebtedness of the Borrower or a Guarantor) and the release of the Borrower or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(ii) securities, notes or other obligations received by the Borrower or any Restricted Subsidiary from the transferee that are converted by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash and Cash Equivalents (to the extent of the cash or Cash Equivalents received), in each case, within 270 days following the closing of such Asset Disposition;

(iii) any Capital Stock or assets of the kind referred to in Section 2.05(b)(ii)(B)(i) and (ii);

(iv) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Borrower and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(v) consideration consisting of Indebtedness of the Borrower (other than Disqualified Stock or Subordinated Indebtedness) received after the Closing Date from Persons who are not Holdings or any Restricted Subsidiary; and

(vi) any Designated Non-Cash Consideration received by the Borrower or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 7.05 that is at that time outstanding, not to exceed the greater of $64.0 million and 30.0% of LTM EBITDA (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Notwithstanding the foregoing, in no event shall any Loan Party be permitted to dispose of any Material Intellectual Property, whether as a Disposition, Investment, Restricted Payment or otherwise in the ordinary course of such Loan Party’s business, to any Unrestricted Subsidiary or any Restricted Subsidiary that is not a Loan Party; provided that Loan Parties shall be permitted to grant non-exclusive licenses to any Unrestricted Subsidiary or any Restricted Subsidiary that is not a Loan Party in the ordinary course of business.

Section 7.06 Restricted Payments & Modification of Subordinated Indebtedness Documents.

(a) Holdings shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(i) declare or pay any dividend or make any distribution on or in respect of Holdings or any Restricted Subsidiary’s Capital Stock (including any such payment in connection with any merger, amalgamation or consolidation involving Holdings or any of its Restricted Subsidiaries) except:

(A) dividends, payments or distributions payable in Capital Stock of Holdings (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of Holdings; and

(B) dividends, payments or distributions payable to Holdings or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than Holdings or another Restricted Subsidiary on no more than a pro rata basis);

(ii) purchase, repurchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of Holdings, the Borrower or any Parent Entity held by Persons other than Holdings or a Restricted Subsidiary;

(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness in excess of $20,000,000, or

(iv) make any Restricted Investment;

(any such dividend, distribution, payment, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (i) through (iv) above are referred to herein as a “Restricted Payment”), if at the time Holdings or such Restricted Subsidiary makes such Restricted Payment the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Closing Date (and not returned or rescinded) (including Permitted Payments made pursuant to Section 7.06(b)(i) (without duplication) and (vii), but excluding all other Restricted Payments permitted by Section 7.06(b)) would exceed the sum of (without duplication):

(1) 50% of Cumulative Consolidated Net Income of Holdings and the Restricted Subsidiaries for the period from the first day of the first full fiscal quarter commencing after the Closing Date until the last day of the then-most recent fiscal quarter or fiscal year of Holdings, as applicable, for which financial statements have been delivered pursuant to Section 6.01 (such amount, the “Growth Amount”); provided that (x) in the case of Restricted Payments (other than pursuant to clause (iv) above), immediately after giving pro forma effect to such transaction, the Consolidated Total Leverage Ratio for the most recently ended Test Period does not exceed 2.80:1.00 and (y) in the case of Restricted Investments, immediately after giving pro forma effect to such transaction, the Interest Coverage Ratio for the most recently ended Test Period does not exceed 2.00:1.00;

(2) 100.0% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by Holdings from the issue or sale of its Capital Stock (other than Disqualified Stock or Designated Preferred Stock) or as a result of a merger or consolidation with another Person subsequent to the Closing Date or otherwise contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preferred Stock) of Holdings or a Restricted Subsidiary (including the aggregate principal amount of any Indebtedness of Holdings or a Restricted Subsidiary contributed to Holdings or a Restricted Subsidiary for cancellation) or that becomes part of the capital of Holdings or a Restricted Subsidiary through consolidation or merger subsequent to the Closing Date and, in each case, contributed to the Borrower (other than (w) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by Holdings or any Subsidiary of Holdings for the benefit of its employees to the extent funded by Holdings or any Restricted Subsidiary, (x) cash or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on Section 7.06(b)(vi) hereof, and (y) Excluded Contributions and Cure Amounts;

(3) 100.0% of the aggregate amount of cash, and the fair market value of property or assets or marketable securities, received by Holdings or any Restricted Subsidiary from the issuance or sale (other than to Holdings or a Restricted Subsidiary or an employee stock ownership plan or trust established by Holdings or any Subsidiary of Holdings for the benefit of their employees to the extent funded by Holdings or any Restricted Subsidiary) by Holdings or any Restricted Subsidiary subsequent to Closing Date of any Indebtedness or Disqualified Stock or Designated Preferred Stock that has been converted into or exchanged for Capital Stock of Holdings (other than Disqualified Stock or Designated Preferred Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by Holdings or any Restricted Subsidiary upon such conversion or exchange and, in each case, contributed to the Borrower;

(4) 100.0% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of: (i) the sale or other disposition (other than to Holdings or a Restricted Subsidiary) of, or other returns, profits, distributions and similar amounts on Investments from, Restricted Investments made by Holdings or its Restricted Subsidiaries and repurchases and redemptions of, or cash distributions or cash interest received in respect of, such Investments from Holdings or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by Holdings or its Restricted Subsidiaries, in each case after the Closing Date; or (ii) the sale or other disposition (other than to Holdings or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a JV Entity or a dividend, payment or distribution from an Unrestricted Subsidiary or a JV Entity (other than to the extent of the amount of the Investment that constituted a Permitted Investment and will increase the amount available under the applicable clause of the definition of “Permitted Investment”) or a dividend, payment or distribution from a Person that is not a Restricted Subsidiary after the Closing Date (other than to the extent of the amount of the Investment that constituted a Permitted Investment and will increase the amount available under the applicable clause of the definition of “Permitted Investment”);

(5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into Holdings or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to Holdings or a Restricted Subsidiary after the Closing Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith by Holdings, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged, amalgamated or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment that constituted a Permitted Investment and will increase the amount available under the applicable clause of the definition of “Permitted Investment” below;

(6) the greater of $64.0 million and 30.0% of LTM EBITDA; and

(7) Retained Declined Proceeds.

(b) Section 7.06(a) will not prohibit any of the following (collectively, “Permitted Payments”):

(i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement or the redemption, repurchase or retirement of Indebtedness if, at the date of any redemption notice, such payment would have complied with the provisions of this Agreement as if it were and is deemed at such time to be a Restricted Payment at the time of such notice;

(ii) (a) any prepayment, purchase, repurchase, redemption, defeasance, discharge or other acquisition or retirement of Capital Stock, including any accrued and unpaid dividends thereon (“Treasury Capital Stock”) or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Holdings (other than Disqualified Stock or Designated Preferred Stock) or a contribution to the equity of Holdings (other than through the issuance of Disqualified Stock or Designated Preferred Stock or through an Excluded Contribution or Cure Amount) (“Refunding Capital Stock”) (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance of such Treasury Capital Stock (other than to a Subsidiary of Holdings or to an employee stock ownership plan or any trust established by Holdings or any of its Subsidiaries); and (c) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under Section 7.06(b)(xiii) hereof, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Capital Stock of a Parent Entity) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(iii) any prepayment, purchase, repurchase, exchange, redemption, defeasance, discharge or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to Section 7.03 hereof;

(iv) any prepayment, purchase, repurchase, exchange, redemption, defeasance, discharge or other acquisition or retirement of Preferred Stock of Holdings or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Preferred Stock of Holdings or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 7.03 hereof;

(v) any prepayment, purchase, repurchase, redemption, defeasance, discharge or other acquisition or retirement of Subordinated Indebtedness of Holdings or a Restricted Subsidiary:

(A) [reserved]; or

(B) to the extent required by the agreement governing such Subordinated Indebtedness, following the occurrence of (A) a Change of Control (or other similar event described therein as a “change of control”) or (B) an Asset Disposition (or other similar event described therein as an “asset disposition” or “asset sale”) but only if the Borrower shall have first complied with the terms described under Section 2.05 and shall not be in default of Section 8.01(j) hereof, as applicable; or

(C) consisting of Acquired Indebtedness (other than Indebtedness Incurred (x) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by Holdings or a Restricted Subsidiary or (y) otherwise in connection with or contemplation of such acquisition);

(vi) a Restricted Payment to pay for the prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Capital Stock (other than Disqualified Stock) of Holdings or of any Parent Entity held by any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliate or Immediate Family Members) of Holdings, any of its Subsidiaries or of any Parent Entity (or permitted transferees, assigns, estates, trusts or heirs of such employee, director, officer, manager, contractor, consultant or advisor or their respective Controlled Investment Affiliates or Immediate Family Members) either pursuant to any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement (including, for the avoidance of doubt, any principal and interest payable on any Indebtedness issued by Holdings or any Parent Entity in connection with such prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition), including any Capital Stock rolled over, accelerated or paid out by or to any employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings, any of its Subsidiaries or any Parent Entity in connection with any transaction; provided, however, that the aggregate Restricted Payments made under this clause (vi) do not exceed the greater of $5.5 million and 2.5% of LTM EBITDA in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock, Designated Preferred Stock, Excluded Contributions or Cure Amounts) of Holdings and, to the extent contributed to the capital of Holdings, the cash proceeds from the sale of Capital Stock of any Parent Entity, in each case to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings, any of its Subsidiaries or any Parent Entity that occurred after the Closing Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of Section 7.06(a) hereof; plus

(B) the cash proceeds of key man life insurance policies received by Holdings or any of its Restricted Subsidiaries after the Closing Date (or any Parent Entity to the extent contributed to Holdings); less

(C) the amount of any Restricted Payments made in previous calendar years pursuant to clauses (A) and (B) of this Section 7.06(b)(vi);

and provided, further, that (i) cancellation of Indebtedness owing to Holdings or any Restricted Subsidiary from any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings or its Restricted Subsidiaries or any Parent Entity in connection with a repurchase of Capital Stock of Holdings or any Parent Entity and (ii) the repurchase of Capital Stock deemed to occur upon the exercise of options, warrants or similar instruments if such Capital Stock represents all or a portion of the exercise price thereof and payments, in lieu of the issuance of fractional shares of such Capital Stock or withholding to pay other taxes payable in connection therewith, in the case of each of clauses (i) and (ii), will not be deemed to constitute a Restricted Payment for purposes of this Section 7.06 or any other provision of this Agreement;

(vii) the declaration and payment of dividends on Disqualified Stock of Holdings or any of its Restricted Subsidiaries or Preferred Stock of a Restricted Subsidiary, issued in accordance with the terms of Section 7.03 hereof;

(viii) payments made or expected to be made by Holdings or any Restricted Subsidiary in respect of withholding or similar taxes payable in connection with the exercise or vesting of Capital Stock or any other equity award by any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings or any Restricted Subsidiary or any Parent Entity and purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise, conversion or exchange of stock options, warrants, equity-based awards or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof or payments in respect of withholding or similar taxes payable upon exercise or vesting thereof;

(ix) dividends, loans, advances or distributions to any Parent Entity or other payments by Holdings or any Restricted Subsidiary in amounts equal to (without duplication):

(A) the amounts required for any Parent Entity to pay any Parent Entity Expenses;

(B) the amounts required to permit any Parent Entity to pay franchise and similar taxes, and other fees and expenses of such Parent Entity, in each case, required to maintain the corporate or other organizational existence of such Parent Entity;

(C) with respect to any taxable year (or portion thereof) in which Holdings or any Subsidiary is a member (or a disregarded entity of a member) of a group filing a consolidated, combined, group, affiliated or unitary tax return with any Parent Entity or Subsidiary of a Parent Entity (or in which Holdings is a disregarded entity wholly owned, directly or indirectly, by a corporate Parent Entity), any dividends or other distributions to fund any income or in-lieu of income Taxes for such taxable year (or portion thereof) for which such Parent Entity or Subsidiary is liable up to an amount not to exceed the amount of any such Taxes that Holdings and/or its applicable Subsidiaries would have been required to pay for such taxable year (or portion thereof) if Holdings and/or its applicable Subsidiaries had paid such Taxes on a separate company basis, or a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of Holdings and such Subsidiaries, for all relevant taxable periods; or (b) for any taxable year (or portion thereof) ending after the Effective Date for which Holdings is treated as a disregarded entity, partnership, or other flow-through entity for U.S. federal, state, provincial, territorial, and/or local income Tax purposes, the payment of dividends or other distributions to the direct or indirect owner or owners of equity of Holdings in an aggregate amount equal to each of the direct or indirect owners’ Tax Amount. Each direct or indirect owner’s “Tax Amount” is the product of (i) the aggregate taxable income of Holdings and its Subsidiaries allocated to such owners for U.S. federal income tax purposes for such taxable year (or portion thereof) and (ii) the highest combined marginal federal, state and/or local income tax rate applicable to any direct or indirect equity owner of Holdings residing in California or New York, New York (whichever is higher for the relevant taxable year or portion thereof); provided that any payments pursuant to this clause (C) for Taxes attributable to the income of an Unrestricted Subsidiary shall be limited to the amount of any cash actually paid by such Unrestricted Subsidiary to the Borrower or any Guarantor for such purpose;

(D) amounts constituting or to be used for purposes of making payments to the extent specified in Section 7.07(b)(ii), (iii), (v), (xi), (xii), (xiii), (xv) and (xix); or

(x) (a) so long as no Specified Default has occurred and is continuing (or would result therefrom), the declaration and payment of dividends on the common stock or common equity interests of Holdings or any Parent Entity (and any equivalent declaration and payment of a distribution of any security exchangeable for such common stock or common equity interests to the extent required by the terms of any such exchangeable securities and any Restricted Payment to any such Parent Entity to fund the payment by such Parent Entity of dividends on such entity’s Capital Stock), following a public offering of such common stock or common equity interests (or such exchangeable securities, as applicable), in an amount in any fiscal year not to exceed an aggregate amount equal to up to the lesser of (x) 6.0% of the amount of net cash proceeds received by or contributed to the Borrower or any of its Restricted Subsidiaries from any such public offering and (y) the aggregate principal amount of Term Loans prepaid with the proceeds of such public offering; or (b) in lieu of all or a portion of the dividends permitted by clause (a), any prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of the Capital Stock of Holdings or any Parent Entity (and any equivalent declaration and payment of a distribution of any security exchangeable for such common stock or common equity interests to the extent required by the terms of any such exchangeable securities and any Restricted Payment to any such Parent Entity to fund the payment by such Parent Entity of dividends on such entity’s Capital Stock) for aggregate consideration that, when taken together with dividends permitted by clause (a), does not exceed the amount contemplated by clause (a);

(xi) payments by Holdings, or loans, advances, dividends or distributions to any Parent Entity to make payments, to holders of Capital Stock of Holdings or any Parent Entity in lieu of the issuance of fractional shares of such Capital Stock, provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this Section 7.06 or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by Holdings);

(xii) Restricted Payments that are made (a) in an amount not to exceed the amount of Excluded Contributions or (b) in an amount equal to the amount of net cash proceeds from an asset sale or disposition in respect of property or assets acquired, if the acquisition of such property or assets was financed with Excluded Contributions; provided that the amount of Restricted Payments permitted pursuant to this clause (b) shall not exceed the original amount of Excluded Contributions that were used to finance the acquisition or such property or assets;

(xiii) (i) the declaration and payment of dividends on Designated Preferred Stock of Holdings or any of its Restricted Subsidiaries issued after the Closing Date; (ii) the declaration and payment of dividends to a Parent Entity in an amount sufficient to allow the Parent Entity to pay dividends to holders of its Designated Preferred Stock issued after the Closing Date; and (iii) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock; provided, however, that, in the case of clause (ii), the amount of dividends declared and paid to a Person pursuant to such clause shall not exceed the cash proceeds received by Holdings or the aggregate amount contributed in cash to the equity of Holdings (other than through the issuance of Disqualified Stock, a Cure Amount or an Excluded Contribution of Holdings), from the issuance or sale of such Designated Preferred Stock; provided, further, in the case of clauses (i) and (iii), that for the most recently ended four fiscal quarters for which consolidated financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or declaration of such dividends on such Refunding Capital Stock, after giving effect to such payment on a pro forma basis Holdings would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the test set forth in Section 7.03(a) hereof;

(xiv) [reserved];

(xv) distributions or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets or Receivables Assets and purchases of Securitization Assets or Receivables Assets pursuant to a Securitization Repurchase Obligation, in each case in connection with a Qualified Securitization Financing or Receivables Facility;

(xvi) the Closing Distribution and any fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) related thereto, including Transaction Expenses, or used to fund amounts owed to Affiliates in connection with the Transactions (including dividends to any Parent Entity to permit payment by such Parent Entity of such amounts);

(xvii) so long as no Event of Default has occurred and is continuing (or would result therefrom), (i) Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed the greater of $53.0 million and 25.0% of LTM EBITDA at such time minus amounts reallocated to clause (w) of the definition of “Permitted Investments” or to Section 7.03(xiv), (ii) any Restricted Payments, so long as, immediately after giving pro forma effect to the payment of any such Restricted Payment and the incurrence of any Indebtedness the net proceeds of which are used to make such Restricted Payment, the Consolidated Total Leverage Ratio shall be no greater than 1.80 to 1.00;

(xviii) mandatory redemptions of Disqualified Stock issued as a Restricted Payment or as consideration for a Permitted Investment;

(xix) the redemption, defeasance, repurchase, exchange or other acquisition or retirement of Subordinated Indebtedness, so long as, immediately after giving pro forma effect to the payment of any such Restricted Payment and the incurrence of any Indebtedness the net proceeds of which are used to make such Restricted Payment, the Consolidated Total Leverage Ratio shall be no greater than 1.80 to 1.00;

(xx) payments or distributions to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of dissenters’ or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a merger, amalgamation, consolidation or transfer of assets that complies with Section 7.04 hereof;

(xxi) Restricted Payments to a Parent Entity to finance Investments that would otherwise be permitted to be made pursuant to this Section 7.06 if made by Holdings; provided that (a) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (b) such Parent Entity shall, promptly following the closing thereof, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the capital of Holdings or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into Holdings or one of its Restricted Subsidiaries (to the extent not prohibited by Section 7.04 hereof) to consummate such Investment, (c) such Parent Entity and its Affiliates (other than Holdings or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent Holdings or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Agreement, (d) any property received by Holdings shall not increase amounts available for Restricted Payments pursuant to Section 7.06(a), except to the extent the fair market value at the time of such receipt of such property exceeds the Restricted Payment made pursuant to this clause (xxi) and (e) such Investment shall be deemed to be made by Holdings or such Restricted Subsidiary pursuant to another provision of this Section 7.06 (other than pursuant to Section 7.06(b)(xiii)) or pursuant to the definition of “Permitted Investment” (other than pursuant to clause (l) thereof);

(xxii) any Restricted Payment made in connection with a Permitted Intercompany Activity or Permitted Tax Restructuring;

(xxiii) [reserved];

(xxiv) prepayments, purchases or redemptions of Subordinated Indebtedness in an aggregate amount outstanding at the time made not to exceed the greater of $53.0 million and 25.0% of LTM EBITDA at such time minus amounts reallocated to clause (w) of the definition of “Permitted Investments”;

(xxv) [reserved];

(xxvi) conversions of Subordinated Indebtedness into Common Stock or other Qualified Capital Stock; ~~and~~

(xxvii) obligations owing (x) pursuant to the TRA and (y) in respect of the Original Acquisition Agreement Earn-Out~~.~~;

(xxviii) on or after the Sierra Merger Closing Date and on or prior to the date that is ninety (90) days after the Sierra Merger Closing Date, Restricted Payments to any Parent Entity to fund (and the application thereof by Array Technologies, Inc. to fund) the prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Specified Preferred Stock pursuant to the Initial Mandatory Redemption (as defined in the Specified Certificate of Designations), in an aggregate amount not to exceed $150.0 million;

(xxix) at any time and from time to time after the Sierra Merger Closing Date, Restricted Payments to any Parent Entity to fund (and the application thereof by Array Technologies, Inc. to fund) the prepayment, purchase, repurchase, redemption, defeasance, discharge, retirement or other acquisition of Specified Preferred Stock pursuant to one or more Annual Mandatory Redemptions (as defined in the Specified Certificate of Designations), in an aggregate amount for all Restricted Payments made pursuant to this clause (xxix) not to exceed $150.0 million; and

(xxx) on the Sierra Merger Closing Date, Restricted Payments to any Parent Entity and/or Investments in Sierra or any of its Subsidiaries (including by way of capital contribution or intercompany loan), in an aggregate amount not to exceed the amount required to effect the Sierra Revolver Repayment, so long as the proceeds thereof are applied substantially concurrently to effect the Sierra Revolver Repayment (and any such Investment shall be deemed to be permitted under this Agreement).

(c) The Borrower shall not, and shall not permit any of the Restricted Subsidiaries, directly or indirectly, to amend, modify or change any term or condition of documents evidencing Subordinated Indebtedness in a manner that violates the applicable subordination agreement or such document evidencing Subordinated Indebtedness in a manner that is material and adverse to the Lenders.

(d) [Reserved].

(e) The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Borrower or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Borrower acting in good faith.

(f) For the avoidance of doubt, this Section 7.06 shall not restrict the making of, or dividends or other distributions in amounts sufficient to make, any “AHYDO Catch-Up Payment” with respect to any Indebtedness of any Parent Entity, the Borrower or any of the Restricted Subsidiaries permitted to be Incurred under this Agreement.

(g) Notwithstanding anything to the contrary in this Section 7.06, Holdings, the Borrower and its Restricted Subsidiaries shall not make any Restricted Payments (other than pursuant to clause (a)(iii) and (iv) above) permitted under clause (a) or (b)(xvii) until such time after the Closing Date as the Borrower shall have prepaid at least $100.0 million of the Term Loans in accordance with the terms of this Agreement.

(h) Notwithstanding the foregoing, in no event shall any Loan Party be permitted to dispose of any Material Intellectual Property, whether as a Disposition, Investment, Restricted Payment or otherwise in the ordinary course of such Loan Party’s business, to any Unrestricted Subsidiary or any Restricted Subsidiary that is not a Loan Party; provided that Loan Parties shall be permitted to grant non-exclusive licenses to any Unrestricted Subsidiary or any Restricted Subsidiary that is not a Loan Party in the ordinary course of business.

Section 7.07 Affiliate Transactions.

(a) Holdings shall not, and shall not permit any of its Restricted Subsidiaries to enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Holdings (an “Affiliate Transaction”) involving aggregate value in excess of the greater of $16.0 million and 7.5% of LTM EBITDA unless:

(i) the terms of such Affiliate Transaction taken as a whole are not materially less favorable to Holdings or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s length dealings with a Person who is not such an Affiliate; and

(ii) in the event such Affiliate Transaction involves an aggregate value in excess of the greater of $21.3 million and 10.0% of LTM EBITDA, the terms of such transaction have been approved by a majority of the members of the Board of Directors.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in Section 7.07(a)(ii) if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

(b) Section 7.07(a) shall not apply to:

(i) any Restricted Payment or other transaction permitted to be made or undertaken pursuant to Section 7.06 hereof (including Permitted Payments), or any Permitted Investment;

(ii) any issuance, transfer or sale of (a) Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise to any Parent Entity, Permitted Holder or future, current or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Borrower, any of its Subsidiaries or any of its Parent Entities and (b) directors’ qualifying shares and shares issued to foreign nationals as required under applicable law;

(iii) any Management Advances and any waiver or transaction with respect thereto;

(iv) (a) any transaction between or among Holdings and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries and (b) any merger, amalgamation or consolidation with any Parent Entity, provided that such Parent Entity shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Borrower and such merger, amalgamation or consolidation is otherwise permitted under this Agreement;

(v) the payment of compensation, fees, costs and expenses to, and indemnities (including under insurance policies) and reimbursements, employment and severance arrangements, and employee benefit and pension expenses provided on behalf of, or for the benefit of, future, current or former employees, directors, officers, managers, contractors, consultants, distributors or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings, any Parent Entity or any Restricted Subsidiary (whether directly or indirectly including through any Person owned or controlled by any of such employees, directors, officers, managers, contractors, consultants, distributors or advisors (or their respective Controlled Investment Affiliates or Immediate Family Members));

(vi) the entry into and performance of obligations of Holdings or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Closing Date or entered into on or about the Closing Date in connection with the Transactions (provided that any such Affiliate Transaction in a principal amount in excess of $3.0 million is set forth on Schedule 7.07 to the Closing Date Certificate), as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this Section 7.07 or to the extent not more disadvantageous to the Lenders in any material respect in the reasonable determination of Holdings when taken as a whole as compared to the applicable agreement as in effect on the Closing Date or when entered into in connection with the Transactions, as applicable;

(vii) any transaction effected as part of a Qualified Securitization Financing or Receivables Facility, any disposition or acquisition of Securitization Assets, Receivables Assets or related assets in connection with any Qualified Securitization Financing or Receivables Facility;

(viii) transactions with customers, vendors, clients, joint venture partners, suppliers, contractors, distributors or purchasers or sellers of goods or services, in each case in the ordinary course of business or consistent with past practice, which are fair to Holdings or the relevant Restricted Subsidiary, in the reasonable determination of Holdings, or are on terms, taken as a whole, that are not materially less favorable as might reasonably have been obtained at such time from an unaffiliated party;

(ix) any transaction between or among Holdings or any Restricted Subsidiary and any Person (including a joint venture or an Unrestricted Subsidiary) that is an Affiliate of Holdings or similar entity solely because Holdings or a Restricted Subsidiary or any Affiliate of Holdings or a Restricted Subsidiary or any Affiliate of any Permitted Holder owns an equity interest in or otherwise controls such Affiliate or similar entity;

(x) issuances, sales or transfers of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of Holdings, any Parent Entity or any of the Restricted Subsidiaries or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights (and the performance of the related obligations) in connection therewith or any contribution to capital of Holdings or any Restricted Subsidiary;

(xi) the payment of financial advisory, monitoring, management, consulting, oversight and similar fees (including refinancing, subsequent transaction and termination fees) under any management agreement in effect on the Closing Date and expenses and indemnities of the Sponsor and to directors (with no restrictions on the payment of such advisory, monitoring, management, consulting, oversight and similar fees or the payment of such expenses and indemnities);

(xii) payment to any Permitted Holder of all out of pocket expenses Incurred by such Permitted Holder in connection with its direct or indirect investment in Holdings and its Subsidiaries;

(xiii) the Transactions and the payment of all fees, costs and expenses (including all legal, accounting and other professional fees, costs and expenses) related to the Transactions, including Transaction Expenses;

(xiv) transactions in which Holdings or any Restricted Subsidiary, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to Holdings or such Restricted Subsidiary from a financial point of view or meets the requirements of Section 7.07(a)(i) hereof;

(xv) the existence of, or the performance by Holdings or any Restricted Subsidiary of its obligations under the terms of, any equityholders, investor rights or similar agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Closing Date and any similar agreement that it (or any Parent Entity) may enter into thereafter; provided, however, that the existence of, or the performance by Holdings or any Restricted Subsidiary (or any Parent Entity) of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement are not otherwise, when taken as a whole, more disadvantageous to the Lenders in any material respect in the reasonable determination of the Borrower than those in effect on the Closing Date;

(xvi) any purchases by Holdings’ Affiliates of Indebtedness or Disqualified Stock of Holdings or any of the Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not Holdings’ Affiliates;

(xvii) (i) investments by Affiliates in securities or loans of Holdings or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by Holdings or such Restricted Subsidiary generally to other non-affiliated third party investors on the same or more favorable terms and (ii) payments to Affiliates in respect of securities or loans of Holdings or any of its Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than Holdings and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans;

(xviii) payments by any Parent Entity, Holdings and its Restricted Subsidiaries pursuant to any tax sharing agreement to the extent permitted by Section 7.06(b)(ix)(B) or Section 7.06(b)(ix)(C);

(xix) payments, Indebtedness and Disqualified Stock (and cancellation of any thereof) of Holdings and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) of Holdings, any of its Subsidiaries or any of its Parent Entities pursuant to any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement with any such employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by Holdings in good faith;

(xx) any management equity plan, stock option plan, phantom equity plan or any other management, employee benefit or other compensatory plan or agreement (and any successor plans or arrangements thereto), employment, termination or severance agreement, or any stock subscription or equityholder agreement between Holdings or its Restricted Subsidiaries and any distributor, employee, director, officer, manager, contractor, consultant or advisor (or their respective Controlled Investment Affiliates or Immediate Family Members) approved by the reasonable determination of Holdings or entered into in connection with the Transactions;

(xxi) any transition services arrangement, supply arrangement or similar arrangement entered into in connection with or in contemplation of the disposition of assets or Capital Stock in any Restricted Subsidiary permitted under Section 7.05 hereof or entered into with any Business Successor, in each case, that Holdings determines in good faith is either fair to Holdings or otherwise on customary terms for such type of arrangements in connection with similar transactions;

(xxii) transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary under Section 6.13 and pledges of Capital Stock of Unrestricted Subsidiaries;

(xxiii) (i) any lease entered into between Holdings or any Restricted Subsidiary, as lessee, and any Affiliate of Holdings, as lessor and (ii) any operational services arrangement entered into between Holdings or any Restricted Subsidiary and any Affiliate of Holdings, in each case, which is approved as being on arm’s length terms by the reasonable determination of Holdings;

(xxiv) any IP Rights licenses or sublicenses or research or development agreements in the ordinary course of business or consistent with past practice;

(xxv) payments to or from, and transactions with, any Subsidiary or any joint venture in the ordinary course of business or consistent with past practice (including any cash management arrangements or activities related thereto);

(xxvi) the payment of fees, costs and expenses related to registration rights and indemnities provided to equityholders pursuant to equityholders, investor rights, registration rights or similar agreements;

(xxvii) transactions undertaken in the ordinary course of business pursuant to membership in a purchasing consortium;

(xxviii) any Permitted Intercompany Activities, Permitted Tax Restructuring, Permitted IPO Reorganization and Intercompany License Agreements;

(xxix) transfer pricing or shared services agreements and intercompany loans in connection therewith; and

(xxx) the APA Leases.

(c) In addition, if Holdings or any of its Restricted Subsidiaries (i) purchases or otherwise acquires assets or properties from a Person which is not an Affiliate, the purchase or acquisition by an Affiliate of Holdings of an interest in all or a portion of the assets or properties acquired shall not be deemed an Affiliate Transaction (or cause such purchase or acquisition by Holdings or a Restricted Subsidiary to be deemed an Affiliate Transaction) or (ii) sells or otherwise disposes of assets or other properties to a Person who is not an Affiliate, the sale or other disposition by an Affiliate of Holdings of an interest in all or a portion of the assets or properties sold shall not be deemed an Affiliate Transaction (or cause such sale or other disposition by Holdings or a Restricted Subsidiary to be deemed an Affiliate Transaction).

Section 7.08 Limitation on Restrictions on Distributions from Restricted Subsidiaries and Negative Pledges.

(a) Holdings shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i) to create, incur, assume or suffer to exist any Lien upon any of their respective properties or revenues, whether now owned or hereafter acquired, or which requires the grant of any security for an obligation if security is granted for another obligation;

(ii) pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to Holdings or any Restricted Subsidiary;

(iii) make any loans or advances to Holdings or any Restricted Subsidiary; or

(iv) sell, lease or transfer any of its property or assets to Holdings or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to Holdings or any Restricted Subsidiary to other Indebtedness Incurred by Holdings or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(b) Section 7.08(a) shall not prohibit:

(i) any encumbrance or restriction pursuant to any agreement or instrument, in each case, in effect at or entered into on the Closing Date in connection with the Transactions;

(ii) any encumbrance or restriction pursuant to this Agreement, the Collateral Documents and the Guarantees;

(iii) [reserved];

(iv) any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, amalgamated, consolidated or otherwise combined with or into Holdings or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by Holdings or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by Holdings or was merged, amalgamated, consolidated or otherwise combined with or into Holdings or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this clause (iv), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by Holdings or any Restricted Subsidiary when such Person becomes the Successor Company;

(v) any encumbrance or restriction:

(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(B) contained in mortgages, pledges, charges or other security agreements permitted under this Agreement and the Collateral Documents or securing Indebtedness of Holdings or a Restricted Subsidiary permitted under this Agreement and the Collateral Documents to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements;

(C) contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which Holdings or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business or consistent with past practice; provided that such agreement prohibits the encumbrance of solely the property or assets of Holdings or such Restricted Subsidiary that are subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of Holdings or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary; or

(D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Holdings or any Restricted Subsidiary;

(vi) any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under this Agreement and the Collateral Documents, in each case, that impose encumbrances or restrictions on the property so acquired;

(vii) any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of Holdings or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(viii) customary provisions in leases, licenses, equityholder agreements, joint venture agreements, organizational documents and other similar agreements and instruments;

(ix) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(x) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business or consistent with past practice;

(xi) any encumbrance or restriction pursuant to Hedging Obligations;

(xii) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be Incurred or issued subsequent to the Closing Date pursuant to the provisions of Section 7.03 that impose restrictions solely on the Foreign Subsidiaries party thereto or their Subsidiaries;

(xiii) restrictions created in connection with any Qualified Securitization Financing or Receivables Facility that, in the good faith determination of the Borrower, are necessary or advisable to effect such Securitization Facility or Receivables Facility;

(xiv) any encumbrance or restriction arising pursuant to an agreement or instrument (which, if it relates to any Indebtedness, shall only be permitted if such Indebtedness is permitted to be Incurred pursuant to the provisions of Section 7.03 hereof) if (i) the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Lenders than (a) the encumbrances and restrictions contained in the this Agreement, together with the security documents associated therewith or (b) in comparable financings (as determined in good faith by the Borrower) or (ii) either (a) the Borrower determines at the time of entry into such agreement or instrument that such encumbrances or restrictions will not adversely affect, in any material respect, the Borrower’s ability to make principal or interest payments on the Secured Obligations or (b) such encumbrance or restriction applies only during the continuance of a default in respect of a payment relating to such agreement or instrument;

(xv) any encumbrance or restriction existing by reason of any Lien permitted under Section 7.01 hereof; or

(xvi) any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in clauses (i) to (xv) of this Section 7.08(b) or this clause (xvi) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in clauses (i) to (xv) of this Section 7.08(b) or this clause (xvi); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Lenders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Borrower).

Section 7.09 Financial Covenant. Except with the written consent of the Required Revolving Credit Lenders, (a) subject to Section 8.05, Holdings shall not permit the Consolidated First Lien Secured Leverage Ratio as of the last day of any Test Period (commencing with the last day of the first full fiscal quarter of Holdings commencing after the Closing Date) to be greater than 5.50:1.00. Notwithstanding the foregoing, this Section 7.09(a) shall only be tested when the sum of (i) the Outstanding Amount of Letters of Credit (other than those (x) that remain undrawn in an amount not to exceed $50,000,000 and (y) that are Cash Collateralized in an amount equal to the Outstanding Amount thereof) and (ii) the Outstanding Amount of Revolving Credit Loans exceeds 35.0% of the Revolving Credit Commitments as of the last day of such Test Period; provided, Revolving Credit Loans originally borrowed on the Closing Date to pay a portion of the Transactions (including any working capital) or pay transaction expense or to fund original issue discount or upfront fees in connection with the “market flex” provisions of the Fee Letter shall be excluded from such calculation for the first four full fiscal quarter periods ending after the Closing Date (the “Financial Covenant”); and

(b) the Borrower shall not, and shall not permit any of the Restricted Subsidiaries to (i) incur Indebtedness in reliance on Section 7.03(b)(xi) in an aggregate principal amount exceeding the greater of (x) $75.0 million and (y) 35.0% of LTM EBITDA in the aggregate or (ii) make Restricted Payments described in clause (iii) of definition thereof in reliance on Section 7.06(b)(xxiv) in an aggregate amount exceeding the greater of (x) $35.0 million and (y) 20.0% of LTM EBITDA.

Section 7.10 Permitted Activities of Holdings.

Holdings shall not:

(a) incur any Indebtedness for borrowed money other than (i) Guarantees of Indebtedness or other obligations of the Borrower and/or any Restricted Subsidiary, which Indebtedness or other obligations are otherwise permitted hereunder and (ii) Indebtedness owed to the Borrower or any Restricted Subsidiary otherwise permitted hereunder;

(b) create or suffer to exist any Lien on any property or asset now owned or hereafter acquired by it other than (i) the Liens created under the Collateral Documents and, subject to any Customary Intercreditor Agreement, as applicable, to which it is a party, (ii) [reserved], or (iii) Permitted Liens on the Collateral that are secured on a pari passu or junior basis with the Secured Obligations, so long as such Permitted Liens secure Guarantees permitted under clause(a)(i) above and the underlying Indebtedness subject to such Guarantee is permitted to be secured on the same basis pursuant to Section 7.01 and (iv) Liens of the type permitted under Section 7.01 (other than in respect of Indebtedness for borrowed money not referred to in clause (a)(i) of this Section 7.10); or

(c) engage in any material business activity or own any material assets other than (i) holding the Capital Stock of the Borrower, and, indirectly, any other subsidiary of the Borrower (and/or any joint venture of any thereof); (ii) performing its obligations under the Loan Documents and other Indebtedness, Liens (including the granting of Liens) and Guarantees permitted hereunder; (iii) issuing its own Capital Stock (including, for the avoidance of doubt, the making of any dividend or distribution on account of, or any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of, any shares of any class of Capital Stock permitted hereunder); (iv) filing tax reports and paying Taxes, including tax distributions made pursuant to Section 7.06(ix) and other customary obligations in the ordinary course (and contesting any Taxes); (v) preparing reports to Governmental Authorities and to its shareholders; (vi) holding director and shareholder meetings, preparing organizational records and other organizational activities required to maintain its separate organizational structure or to comply with applicable Laws; (vii) effecting any initial public offering of its Capital Stock; (viii) holding (A) cash, Cash Equivalents and other assets received in connection with permitted distributions or dividends received from, or Permitted Investments or permitted Dispositions made by, any of its subsidiaries or permitted contributions to the capital of, or proceeds from the issuance of Capital Stock of, Holdings pending the application thereof, or otherwise received and held so long as such other assets are not “operated” and (B) the proceeds of Indebtedness permitted by Section 7.03; (ix) providing indemnification for its officers, directors, members of management, employees and advisors or consultants; (x) participating in tax, accounting and other administrative matters; (xi) making payments of the type permitted under Section 7.07(b)(xi) and the performance of its obligations under any document, agreement and/or Investment contemplated by the Transactions or otherwise not prohibited under this Agreement; (xii) complying with applicable Laws (including with respect to the maintenance of its existence); (xiii) financing activities, including the receipt and payment of dividends and distributions, making contributions to the capital of its Subsidiaries and guaranteeing the obligations of the Borrower and the Borrower’s other Subsidiaries to the extent permitted hereunder; (xiv) repurchases of Indebtedness through open market purchases and/or “Dutch Auctions” permitted hereunder; (xv) activities incidental to Permitted Acquisitions or similar Investments consummated by the Borrower and/or any Restricted Subsidiaries, including the formation of acquisition vehicle entities and intercompany loans and/or Investments incidental to such Permitted Acquisitions or similar Investments; (xvi) consummating any Permitted IPO Reorganization or any Permitted Tax Restructuring; (xvii) the maintenance of its legal existence (including the ability to incur and pay, as applicable, fees, costs and expenses and taxes related to such maintenance); (xviii) any transaction expressly permitted pursuant to clauses (a), (b) and/or (d) of this Section 7.10 and (xix) activities incidental or reasonably related to any of the foregoing; or

(d) consolidate or amalgamate with, or merge with or into, or convey, sell or otherwise transfer all or substantially all of its assets to, any Person; provided that, so long as no Event of Default exists or would result therefrom, Holdings may consolidate or amalgamate with, or merge with or into, any other Person (other than the Borrower and any of its Subsidiaries) so long as (i) Holdings is the continuing or surviving Person or (ii) if the Person formed by or surviving any such consolidation, amalgamation or merger is not Holdings, (x) (i) the successor Person expressly assumes all obligations of Holdings under this Agreement and the other Loan Documents to which Holdings is a party pursuant to a supplement hereto and/or thereto in a form reasonably satisfactory to the Administrative Agent and (ii) the successor Person will be a Person organized or existing under the laws of the jurisdiction of the Borrower or the United States of America, any State of the United States or the District of Columbia or any territory thereof, (y) the Borrower delivers a certificate of a Responsible Officer with respect to the satisfaction of the conditions set forth in clause (x) of this clause (A)(ii), and (z) the Administrative Agent shall have received all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act reasonably requested by the Lenders.

Section 7.11 Nature of Business. Holdings and its Restricted Subsidiaries will engage only in material lines of business substantially similar to those lines of business conducted by Holdings and its Restricted Subsidiaries on the Closing Date or any business reasonably related, complementary or ancillary thereto.

Section 7.12 Amendments of Material Documents. The Borrower shall not, nor shall the Borrower permit any Loan Party to, amend or modify its organizational documents in a manner that is materially adverse to the Lenders (in their capacities as such) without obtaining the prior written consent of the Administrative Agent; provided that, for the avoidance of doubt, it is understood and agreed that the Borrower and/or any Loan Party may amend or modify its organizational documents to effect a change to its respective organizational form and/or consummate any other transaction that is permitted under Section 7.04~~.~~; provided further, that, notwithstanding the foregoing or anything to the contrary in this Agreement or any other Loan Document, the Amended and Restated Certificate of Designations to be filed in connection with the Sierra Merger shall be permitted under this Section 7.12.

Section 7.13 Changes in Fiscal Year. Holdings will not permit any change to its fiscal year; provided, that Holdings may change its fiscal year end one or more times with the consent of the Administrative Agent, subject to such adjustments to this Agreement as the Borrower and Administrative Agent shall reasonably agree are necessary or appropriate in connection with such change (and the parties hereto hereby authorize the Borrower and the Administrative Agent to make any such amendments to this Agreement as they jointly deem necessary to give effect to the foregoing).

ARTICLE VIII

Events of Default and Remedies

Section 8.01 Events of Default. Any of the following events referred to in any of clauses (a) through (j) inclusive of this Section 8.01 shall constitute an “Event of Default”:

(a) Non-Payment. Any Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or (ii) within five (5) Business Days after the same becomes due, any interest on any Loan or any other amount payable hereunder or with respect to any other Loan Document; or

(b) Specific Covenants. Any Loan Party fails to perform or observe any term, covenant or agreement contained in any of Section 6.03(a) or Section 6.04 (solely with respect to the Borrower), Section 6.11 or Article VII (other than Section 7.09) or Section 7.09; provided that (i) a Default or an Event of Default in respect of Section 7.09 (a) shall not occur until the earlier of (x) the expiration of the fifteenth (15th) Business Day subsequent to the date the financial statements for the applicable fiscal quarter or fiscal year are required to be delivered pursuant to Section 6.01(a) or Section 6.01(b) and (y) the date on which the Borrower notifies the Administrative Agent that the Cure Right shall not be exercised with respect to such breach, and then shall occur only if the Cure Amount has not been received on or prior to such date and (ii) a Default of an Event of Default in respect of Section 7.09 (a “Financial Covenant Event of Default”) (or in each case, under any revolving facility that constitutes a Refinancing Indebtedness thereof) shall not constitute an Event of Default with respect to any Term Loans; provided further that, and any Incremental Revolving Credit Commitments if such Incremental Revolving Lenders shall have agreed not to have the benefit of the Financial Covenant) unless and until the Required Revolving Credit Lenders have declared all amounts outstanding under the Revolving Credit Facility to be immediately due and payable and all outstanding Revolving Credit Commitments to be immediately terminated, in each case in accordance with this Agreement and such declaration has not been rescinded on or before such date (the “Term Loan Standstill Period”); or

(c) Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after receipt by the Borrower of written notice thereof by the Administrative Agent or the Required Lenders; provided that the Administrative Agent shall not be entitled to notify the Borrower of a Default under this Section 8.01(c) for actions taken and reported by the Borrower to the Administrative Agent and the Lenders pursuant to a notice provided by the Borrower to the Administrative Agent more than two years prior to such notice of Default and no Default or Event of Default can occur as a result thereof; provided that such two year limitation shall not apply if (i) the Administrative Agent has commenced any remedial action in respect of any such Event of Default or (ii) any Loan Party had actual knowledge of such Default or Event of Default and failed to notify the Administrative Agent as required hereby; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Loan Party herein, in any other Loan Document, or in any document required to be delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made and such incorrect or misleading representation, warranty, certification or statement of fact, if capable of being cured, remains so incorrect or misleading for thirty (30) days; or

(e) Cross-Default. Any Loan Party or any Restricted Subsidiary (A) fails to make any payment beyond the applicable grace period with respect thereto, if any (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness (other than Indebtedness hereunder) having an aggregate principal amount exceeding the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness, or any other event occurs (other than (i) with respect to Indebtedness consisting of Swap Contracts, termination events or equivalent events pursuant to the terms of such Swap Contracts and (ii) any event requiring prepayment pursuant to customary asset sale events, insurance and condemnation proceeds events, change of control offers events and excess cash flow and indebtedness sweeps), the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, all such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem all such Indebtedness to be made, prior to its stated maturity; provided that this clause (e)(B) shall not apply to secured Indebtedness that becomes due (or requires an offer to purchase) as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness; provided, further, that (x) such failure is unremedied and is not waived by the required holders of such Indebtedness and (y) for the avoidance of doubt, any event or condition set forth under this paragraph (e) shall not, until the expiration of any applicable grace period or the delivery of notice by the applicable holder or holders of such Indebtedness, constitute a Default or an Event of Default for purposes of this Agreement; or

(f) Insolvency Proceedings, Etc. Except with respect to any dissolution or liquidation of a Restricted Subsidiary expressly permitted by Section 7.04 in connection with the consummation of a Permitted IPO Reorganization or Permitted Tax Restructuring, any Loan Party or any of the Restricted Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, interim receiver, receiver and manager, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer for it or for all or any material part of its property; or any receiver, interim receiver, receiver and manager, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days; or an order for relief is entered in any such proceeding; or

(g) Inability to Pay Debts; Attachment. (i) Any Loan Party or any Restricted Subsidiary admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of the Loan Parties, taken as a whole, and is not released, vacated or fully bonded within sixty (60) days after its issue or levy; or

(h) Judgments. There is entered against any Loan Party or any Restricted Subsidiary a final judgment or order for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not covered by independent third-party insurance) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) days after such judgment becomes final;

(i) Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder (including as a result of a transaction permitted under Section 7.04 or Section 7.05) or as a result of acts by the Administrative Agent in the sole control of the Administrative Agent or, omissions by the Administrative Agent in the sole control of the Administrative Agent or the payment in full of all the Obligations and termination of all Commitments, ceases to be in full force and effect or ceases to create a valid and perfected lien on a material portion the Collateral covered thereby other than Collateral having a fair market value not exceeding $10.0 million; or any Loan Party contests in writing the validity or enforceability of any material provision of any Collateral Document; or any Loan Party denies in writing that it has any or further liability or obligation under any Collateral Document (other than as a result of repayment in full of the Obligations and termination of the Aggregate Commitments), or purports in writing to revoke or rescind any Collateral Document;

(j) Change of Control. There occurs any Change of Control or

(k) ERISA Event. An ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to have a Material Adverse Effect.

Notwithstanding anything to the contrary contained herein, any “Default” under this Section 8.01 will not constitute an “Event of Default” until the Loan Parties do not cure such “Default” within the time period (if any) specified in the applicable clauses of this Section 8.01 after receipt of any required notice provided for therein to the extent such clauses of Section 8.01 provide for such cure periods; provided that the Administrative Agent shall not be entitled to notify the Borrower of a Default under this Section 8.01 for actions taken and reported by the Borrower to the Administrative Agent and the Lenders pursuant to a notice provided by the Borrower to the Administrative Agent more than two years prior to such notice of Default and no Default or Event of Default can occur as a result thereof; provided that such two year limitation shall not apply if (i) the Administrative Agent has commenced any remedial action in respect of any such Event of Default or (ii) any Loan Party had actual knowledge of such Default or Event of Default and failed to notify to Administrative Agent as required hereby.

If any Default or Event of Default occurs due to (i) the failure by any Loan Party or Restricted Subsidiary to take any action by a specified time, such Default or Event of Default shall be deemed to have been cured at the time, if any, that the applicable Loan Party or any Restricted Subsidiary takes such action (regardless of whether taken before or after the specified time) or (ii) the taking of any action by any Loan Party or any Restricted Subsidiary that is not then permitted by the terms of this Agreement or any other Loan Document, such Default or Event of Default shall be deemed to be cured on the earlier to occur of (x) the date on which such action would be permitted at such time to be taken under this Agreement and the other Loan Documents and (y) the date on which such action is unwound or otherwise modified to the extent necessary for such modified action to be permitted at such time by this Agreement and the other Loan Documents, but only so long as, in the case of each of the foregoing clauses (i) and (ii), such Event of Default has been cured pursuant to clause (i) or (ii), as applicable, prior to the time at which the Administrative Agent and/or the Required Lenders (as applicable) have declared that an Event of Default has occurred and the Loans have been accelerated hereunder. If any Default or Event of Default has occurred hereunder (any such Default or Event of Default, an “Initial Default”) and is subsequently cured (a “Cured Default”), any other Default or Event of Default that resulted from (i) the making or deemed making of any representation or warranty by any Loan Party or any Restricted Subsidiary or (ii) the taking of (or the failure to take) any action by any Loan Party or any Restricted Subsidiary that was prohibited (or required) hereunder solely as a result of the continuation of such Cured Default (and was not otherwise prohibited (or required) by this Agreement), in each case which subsequent Default or Event of Default would not have arisen had the Cured Default not been continuing at the time of such representation, warranty or action or inaction, shall be deemed to automatically be cured upon, and simultaneously with, the cure of the Cured Default, so long as at the time of such representation, warranty, action or inaction, no Responsible Officer of the Borrower had actual knowledge of any such Initial Default. Furthermore, any court of competent jurisdiction may (x) extend or stay any grace period prior to when any actual or alleged Default becomes an actual or alleged Event of Default or (y) stay the exercise of remedies by any Administrative Agent upon the occurrence of an actual or alleged Event of Default, in each case of clauses (x) and (y), in accordance with the requirements of applicable law.

Section 8.02 Remedies Upon Event of Default.

(a) If any Event of Default occurs and is continuing, the Administrative Agent may, and shall, at the request of the Required Lenders, take any or all of the following actions (or, if a Financial Covenant Event of Default occurs and is continuing and prior to the expiration of the Term Loan Standstill Period, if the only Events of Default then having occurred and continuing are pursuant to a Financial Covenant Event of Default, at the request of the Required Revolving Credit Lenders under the Revolving Credit Facility only, and in such case only with respect to the Revolving Credit Commitments, Revolving Credit Loans, L/C Obligations, any Letters of Credit and L/C Credit Extensions):

(i) declare the commitment of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(ii) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(iii) require that the Borrower Cash Collateralizes the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(iv) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law;

provided that upon the occurrence of an Event of Default under Section 8.01(f), the obligation of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

Section 8.03 Exclusion of Immaterial Subsidiaries. Solely for the purpose of determining whether a Default has occurred under clause (f), (g) or (h) of Section 8.01, any reference in any such clause to any Restricted Subsidiary or Loan Party shall be deemed not to include any Subsidiary that is an Immaterial Subsidiary or at such time could, upon designation by the Borrower, become an Immaterial Subsidiary affected by any event or circumstances referred to in any such clause unless the Consolidated EBITDA of such Subsidiary together with the Consolidated EBITDA of all other Subsidiaries affected by such event or circumstance referred to in such clause, shall exceed 5.0% of the Consolidated EBITDA of Holdings and its Restricted Subsidiaries.

Section 8.04 Application of Funds. If the circumstances described in Section 2.12(g) have occurred, or after the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), including in any bankruptcy or insolvency proceeding, any amounts received on account of the Secured Obligations (and proceeds of Collateral) shall be applied by the Administrative Agent, subject to any Customary Intercreditor Agreement then in effect, in each case, in the following order:

First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III) payable to each Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities and other amounts (other than principal, interest, and obligations under Secured Hedge Agreements and Secured Cash Management Obligations) payable to the Lenders (including Attorney Costs payable under Section 10.04 and amounts payable under Article III), ratably among them in proportion to the amounts described in this clause Second payable to them;

Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest (including, but not limited to, post-petition interest), ratably among the Lenders in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal, Unreimbursed Amounts or face amounts of the Revolving Credit Loans, L/C Borrowings and Swap Termination Value under Secured Hedge Agreements and Secured Cash Management Obligations and for the account of the L/C Issuers, to Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit, ratably among the Secured Parties in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, to the payment of all other Secured Obligations that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Secured Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Secured Obligations have been paid in full, to the Borrower or as otherwise required by Law.

Subject to Section 2.03(c), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fourth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Secured Obligations, if any, in the order set forth above and, if no Secured Obligations remain outstanding, to the Borrower.

Notwithstanding the foregoing, (a) amounts received from the Borrower or any Guarantor that is not a “Eligible Contract Participant” (as defined in the Commodity Exchange Act) shall not be applied to the obligations that are Excluded Swap Obligations (it being understood, that in the event that any amount is applied to Secured Obligations other than Excluded Swap Obligations as a result of this clause (a), to the extent permitted by applicable law, the Administrative Agent shall make such adjustments as it determines are appropriate to distributions pursuant to clause Fourth above from amounts received from “Eligible Contract Participants” to ensure, as nearly as possible, that the proportional aggregate recoveries with respect to obligations described in clause Fourth above by the holders of any Excluded Swap Obligations are the same as the proportional aggregate recoveries with respect to other obligations pursuant to clause Fourth above) and (b) Secured Cash Management Obligations and Obligations under Secured Hedge Agreements shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank. Each Cash Management Bank and Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article IX hereof for itself and its Affiliates as if a “Lender” party hereto.

Section 8.05 Permitted Holders’ Right to Cure.

(a) Notwithstanding anything to the contrary contained in Section 8.01(b), in the event that Holdings fails to comply with the requirement of the Financial Covenant as of the last day of the any Test Period, any of the Permitted Holders shall have the right, during the period beginning at the start of any fiscal quarter in which Holdings determines that a breach of the Financial Covenant may occur, until the expiration of the fifteenth Business Day (the “Cure Period”) after the date on which financial statements with respect to the applicable Test Period in which the Financial Covenant is being measured are required to be delivered pursuant to Section 6.01, to make a direct or indirect equity investment in Holdings in cash in the form of common Capital Stock (or other Qualified Capital Stock reasonably acceptable to the Administrative Agent), which proceeds shall be contributed to the Borrower (the “Cure Right”), and upon the receipt by the Borrower of Net Cash Proceeds pursuant to the exercise of the Cure Right (the “Cure Amount”), the Financial Covenant shall be recalculated, giving effect to a pro forma increase to Consolidated EBITDA for such Test Period in an amount equal to such Cure Amount; provided, that (x) such pro forma adjustment to Consolidated EBITDA shall be given solely for the purpose of determining the existence of a Default or an Event of Default under the Financial Covenant with respect to any Test Period that includes the fiscal quarter for which such Cure Right was exercised and not for any other purpose under any Loan Document (including for purposes of determining pricing, mandatory prepayments and the availability or amount permitted pursuant to any covenant under Article VII) for the quarter with respect to which such Cure Right was exercised and (y) there shall be no reduction in Indebtedness in connection with any Cure Amounts for determining compliance with Section 7.09 and no Cure Amounts will reduce (or count towards) the Consolidated First Lien Secured Leverage Ratio, Consolidated Total Senior Secured Leverage Ratio or the Consolidated Total Leverage Ratio for purposes of any calculation thereof for the fiscal quarter with respect to which such Cure Right was exercised.

(b) If, after the exercise of the Cure Right and the recalculations pursuant to clause (a) above, the Borrower shall then be in compliance with the requirements of the Financial Covenant during such Test Period (including for purposes of Section 4.02), Holdings shall be deemed to have satisfied the requirements of the Financial Covenant as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable Default or Event of Default under Section 8.01 that had occurred shall be deemed cured; provided, that (i) the Cure Right may be exercised on no more than five (5) occasions, (ii) in each four consecutive fiscal quarter period, there shall be at least two fiscal quarters in respect of which no Cure Right is exercised, and (iii) with respect to any exercise of the Cure Right, the Cure Amount shall not be given effect in an amount greater than the amount required to cause Holdings to be in compliance with the Financial Covenant.

Notwithstanding anything herein to the contrary, prior to the expiration of the Cure Period (x) the Lenders shall not be permitted to exercise any rights then available as a result of an Event of Default under Article VII on the basis of a breach of the Financial Covenant so as to enable Holdings to consummate its Cure Rights as permitted under this Section 8.05(c) and (y) the Lenders shall not be required to make any Credit Extension, unless and until Holdings has received the Cure Amount required to cause Holdings to be in compliance with the Financial Covenant or all existing Events of Default are waived or cured

ARTICLE IX

Administrative Agent and Other Agents

Section 9.01 Appointment and Authorization of Agents.

(a) Each Lender hereby irrevocably appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, the Administrative Agent shall have no duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize the Collateral Agent to execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto, as contemplated by and in accordance with the provisions of the Loan Documents and the Collateral Documents and acknowledge and agree that any such action by any Agent shall bind the Lenders.

(b) Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each such L/C Issuer shall have all of the benefits and immunities (i) provided to the Agents in this Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit as fully as if the term “Agent” as used in this Article IX and in the definition of “Agent-Related Person” included such L/C Issuer with respect to such acts or omissions, and (ii) as additionally provided herein with respect to such L/C Issuer.

(c) The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (in its capacities as a Lender, L/C Issuer (if applicable) and a potential Hedge Bank or Cash Management Bank) hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of (and to hold any security interest, charge or other Lien created by the Collateral Documents for and on behalf of or on trust for) such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Secured Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” (and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.02 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX (including Section 9.07, as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

Section 9.02 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Loan Document (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents or of exercising any rights and remedies thereunder) by or through Affiliates (including without limitation J.P. Morgan Europe Limited), agents, employees or attorneys-in-fact, such sub-agents as shall be deemed necessary by the Administrative Agent, and shall be entitled to advice of counsel, both internal and external, and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or sub-agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct.

Section 9.03 Liability of Agents. No Agent-Related Person shall (a) be liable to any Lender for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby, including their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent (except for its own gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Collateral Documents, or the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof. No Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that such Agent shall not be required to take any action that, in its judgment or the judgment of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Law. No Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), or in the absence of its own gross negligence or willful misconduct.

Section 9.04 Reliance by Agents and Lead Arrangers.

(a) Each Agent and Lead Arranger shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, request, consent, certificate, instrument, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by such Agent or Lead Arranger and shall not incur any liability for relying thereon. Each Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b) For purposes of determining compliance with the conditions specified in Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

Section 9.05 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default and stating that such notice is a “notice of default.” The Administrative Agent will notify the Lenders of its receipt of any such notice. Subject to the other provisions of this Article IX, the Administrative Agent shall take such action with respect to any Event of Default as may be directed by the Required Lenders (or, if a Financial Covenant Event of Default occurs and is continuing and prior to the expiration of the Term Loan Standstill Period, if the only Events of Default then having occurred and continuing are pursuant to a Financial Covenant Event of Default, the Required Revolving Credit Lenders under the Revolving Credit Facility only, and in such case only with respect to the Revolving Credit Commitments, Revolving Credit Loans, L/C Obligations, Letters of Credit and L/C Credit Extensions) in accordance with Article VIII; provided that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable or in the best interest of the Lenders.

Section 9.06 Credit Decision; Disclosure of Information by Agents. Each Lender acknowledges that no Agent-Related Person or Lead Arranger has made any representation or warranty to it, and that no act by any Agent or Lead Arranger hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person or Lead Arranger to any Lender as to any matter, including whether Agent-Related Persons or Lead Arrangers have disclosed material information in their possession. Each Lender represents to each Agent and Lead Arranger that it has, independently and without reliance upon any Agent-Related Person or Lead Arranger and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent herein, such Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

Section 9.07 Indemnification of Agents. Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it in its capacity as an Agent-Related Person; provided that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting from such Agent-Related Person’s own gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction; provided that no action taken in accordance with the directions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Loan Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 9.07. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.07 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person. Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower, provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto, if any. The undertaking in this Section 9.07 shall survive termination of the Aggregate Commitments, the payment of all other Obligations and the resignation of the Administrative Agent.

Section 9.08 Agents in their Individual Capacities. Goldman Sachs and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Capital Stock in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though Goldman Sachs were not the Administrative Agent hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, Goldman Sachs or its Affiliates may receive information regarding any Loan Party or any Affiliate of a Loan Party (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that the Administrative Agent shall be under no obligation to provide such information to them. With respect to its Loans, Goldman Sachs shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent, and the terms “Lender” and “Lenders” include Goldman Sachs in its individual capacity.

Section 9.09 Successor Agents. The Administrative Agent may resign as the Administrative Agent and Collateral Agent upon ten (10) days’ notice to the Borrower and the Lenders. If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which appointment of a successor agent shall require the consent of the Borrower at all times other than during the existence of an Event of Default under Section 8.01(f) or (g) (which consent of the Borrower shall not be unreasonably withheld or delayed). If no successor agent is appointed prior to the effective date of the resignation of the Administrative Agent, the resigning Administrative Agent may appoint, after consulting with the Borrower and the Lenders, a successor agent from among the Lenders. Upon the acceptance of its appointment as successor agent hereunder, the Person acting as such successor agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent and Collateral Agent and the term “Administrative Agent” shall mean such successor administrative agent and/or supplemental administrative agent, as the case may be (and the term “Collateral Agent” shall mean such successor collateral agent and/or supplemental agent, as described in Section 9.01(c)), and the retiring Administrative Agent’s appointment, powers and duties as the Administrative Agent and Collateral Agent shall be terminated. After the retiring Administrative Agent’s resignation hereunder as the Administrative Agent and Collateral Agent, the provisions of this Article IX and Section 10.04 and Section 10.05 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent and Collateral Agent under this Agreement. If no successor agent has accepted appointment as the Administrative Agent and Collateral Agent by the date which is thirty (30) days following the retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent and Collateral Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above (except that in the case of any collateral security held by the Collateral Agent on behalf of the Lenders or the L/C Issuer under any of the Loan Documents, the retiring Collateral Agent shall continue to hold such collateral security until such time as a successor Collateral Agent is appointed). Upon the acceptance of any appointment as the Administrative Agent and Collateral Agent hereunder by a successor and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to any Mortgages, and such other security agreements, instruments or notices, as may be necessary or desirable, or as the Required Lenders may reasonably request, in order to (a) continue the perfection of the Liens granted or purported to be granted by the Collateral Documents or (b) otherwise ensure that the Collateral and Guarantee Requirement is satisfied, the Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, discretion, privileges, and duties of the retiring Administrative Agent and Collateral Agent, and the retiring Administrative Agent and Collateral Agent shall, to the extent not previously discharged, be discharged from its duties and obligations under the Loan Documents.

Section 9.10 Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Section 2.09 and Section 10.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and

(c) any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due to the Administrative Agent under Section 2.09 and Section 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Secured Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 9.11 Collateral and Guaranty Matters. The Lenders irrevocably agree:

(a) that any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent under any Loan Document shall be automatically released (i) upon termination of the Aggregate Commitments and payment in full of all Secured Obligations (other than (x) obligations under Secured Hedge Agreements not yet due and payable, (y) Secured Cash Management Obligations not yet due and payable and (z) contingent indemnification obligations not yet accrued and payable), the expiration or termination of all Letters of Credit (other than Letters of Credit that have been Cash Collateralized or back-stopped or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made), (ii) at the time the property subject to such Lien is transferred as part of or in connection with any transfer permitted hereunder (including any Asset Disposition permitted hereunder) or under any other Loan Document to any Person other than any other Loan Party (provided that in the event of a transfer of assets from a Loan Party to another Loan Party organized in a different jurisdiction, the Collateral Agent shall, upon request of the Borrower or any other Loan Party, release such Lien if such transferee Loan Party takes all actions reasonably necessary to grant a Lien in such transferred assets to the Collateral Agent (to the extent required by the Collateral and Guarantee Requirement)), (iii) subject to Section 10.01, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders, (iv) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under its Guaranty pursuant to clause (c) or (d) below or (v) if the property subject to such Lien becomes Excluded Property;

(b) to release or subordinate any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent under any Loan Document to the holder of any Lien on such property that is a Permitted Lien under clauses (i) or (l) (in the case of clause (l), upon the reasonable request of the Borrower, to the extent required by the terms of the agreements governing such Permitted Lien) of the definition thereof.

(c) if any Subsidiary Guarantor ceases to be a Restricted Subsidiary, or becomes an Excluded Subsidiary, in each case as a result of a transaction permitted hereunder or designation permitted hereunder (as certified in writing delivered to the Administrative Agent by a Responsible Officer of the Borrower) (provided that the release of any Subsidiary Guarantor from its obligations under the Loan Documents solely as a result of such Subsidiary Guarantor becoming an Excluded Subsidiary of the type described in clause (j) or (l) of the definition thereof shall only be permitted if such Subsidiary Guarantor becomes such an Excluded Subsidiary pursuant to a transaction with a third party that is not otherwise an Affiliate of the Borrower and such transaction was not for the primary purpose of release the Guarantee of such Subsidiary Guarantor, and, in the case of an Excluded Subsidiary of the type described in clause (j) of the definition thereof, only if such Subsidiary Guarantor ceases to be a Restricted Subsidiary).

Notwithstanding anything contained herein to the contrary, upon request by the Administrative Agent at any time, the Required Lenders shall confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.11; provided that the absence of such confirmation shall not affect in any way the validity of the automatic releases of security interest or

Guaranty contemplated by this Agreement or the Administrative Agent’s obligations to comply with the provisions of the immediately following sentence. In each case as specified in this Section 9.11, the Administrative Agent will promptly (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request (i) to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Collateral Documents (including the filing of termination statements or the return of pledged collateral), or to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.11; provided, that prior to any such request, the Borrower shall have in each case delivered to the Administrative Agent written request therefor and, to the extent requested by the Administrative Agent, a certificate of the Borrower to the effect that the release of such Guarantor or Collateral, as applicable, is in compliance with the Loan Documents. Each of the Lenders irrevocably authorizes the Administrative Agent to rely on any such certificate without independent investigation and release its interests in any Collateral or release any Guarantor from its obligations under the Loan Documents pursuant to this Section 9.11 (including, in each case of the foregoing, by filing applicable termination statements and/or returning pledged Collateral); it being acknowledged and agreed by each Secured Party that the Administrative Agent, in its capacity as such, shall have no liability with respect to relying on such certificate and taking actions to evidence such release.

Section 9.12 Other Agents; Arrangers and Managers. None of the Lenders, the Agents, the Lead Arrangers or other Persons identified on the facing page or signature pages of this Agreement as a “co-arranger” shall have any obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Agents, Lead Arrangers, Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder. Each Lead Arranger shall be an intended third party beneficiary of the provisions of this Agreement applicable thereto.

Section 9.13 Appointment of Supplemental Administrative Agents.

(a) It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any Law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction. It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent deems that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, the Administrative Agent is hereby authorized to appoint an additional individual or institution selected by the Administrative Agent in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral agent, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Administrative Agent” and, collectively, as “Supplemental Administrative Agents”).

(b) In the event that the Administrative Agent appoints a Supplemental Administrative Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Administrative Agent to the extent, and only to the extent, necessary to enable such Supplemental Administrative Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Administrative Agent shall run to and be enforceable by either the Administrative Agent or such Supplemental Administrative Agent, and (ii) the provisions of this Article IX and of Section 10.04 and Section 10.05 that refer to the Administrative Agent shall inure to the benefit of such Supplemental Administrative Agent and all references therein to the Administrative Agent shall be deemed to be references to the Administrative Agent and/or such Supplemental Administrative Agent, as the context may require.

(c) Should any instrument in writing from any Loan Party be required by any Supplemental Administrative Agent so appointed by the Administrative Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent. In case any Supplemental Administrative Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent until the appointment of a new Supplemental Administrative Agent.

Section 9.14 Withholding Tax. To the extent required by any applicable Law, the Administrative Agent may deduct or withhold from any payment to any Lender under any Loan Document an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of, withholding Tax ineffective), such Lender shall indemnify and hold harmless the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties, additions to Tax or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred, whether or not such Tax was correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 9.14. The agreements in this Section 9.14 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of this Agreement and the repayment, satisfaction or discharge of all other obligations. For the avoidance of doubt, (1) the term “Lender” shall, for purposes of this Section 9.14, include any L/C Issuer and (2) this Section 9.14 shall not limit or expand the obligations of the Borrower or any Guarantor under Section 3.01 or any other provision of this Agreement.

Section 9.15 Secured Cash Management Obligations; Secured Hedge Agreements. Except as otherwise expressly set forth herein or in any Collateral Document, no Cash Management Bank or Hedge Bank that obtains the benefits of Section 8.04, any Guaranty or any Collateral by virtue of the provisions hereof or of any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Secured Cash Management Obligations or Obligations arising under Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

Section 9.16 Certain ERISA Matters. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable, and the conditions of such exemption have been satisfied, with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the Collateral or the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

ARTICLE X

Miscellaneous

Section 10.01 Amendments, Etc. Except as otherwise set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that no such amendment, waiver or consent shall:

(a) extend or increase the Commitment of any Lender without the written consent of each Lender directly and adversely affected thereby (it being understood that a waiver of any condition precedent set forth in Section 4.02 or the waiver of any Default or Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b) postpone any date scheduled for, or reduce the amount of, any payment of principal or interest under Section 2.07 or Section 2.08, fees or other amounts without the written consent of each Lender directly and adversely affected thereby (it being understood that no amendment, modification or waiver of, or consent to departure from, any condition precedent, covenant, Event of Default, waiver of (or amendment to the terms of) any mandatory prepayment of the Term Loans, waiver of default interest, waiver of the MFN Adjustment or mandatory reduction of the Commitments shall not constitute a postponement of any date scheduled for the payment of principal or interest);

(c) reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (iii) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly and adversely affected thereby, it being understood that any change to the definition of Consolidated First Lien Secured Leverage Ratio or in the component definitions thereof shall not constitute a reduction in the rate of interest or fees; provided that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate”, to waive any obligation of the Borrower to pay interest at the Default Rate or to waive the MFN Adjustment;

(d) change any provision of this Section 10.01 or the definitions of “Required Lenders,” or “Required Revolving Credit Lenders” or Sections 2.05(b)(iv), 2.13 or 8.04 that would alter the pro rata sharing payments without the written consent of each Lender directly and adversely affected thereby;

(e) release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender; provided that any transaction permitted under Section 7.04 or Section 7.05 shall not be subject to this clause (e) to the extent such transaction does not result in the release of all or substantially all of the Collateral;

(f) release all or substantially all of the Guarantees in any transaction or series of related transactions, without the written consent of each Lender; provided that any transaction permitted under Section 7.04 or Section 7.05 shall not be subject to this clause (f) to the extent such transaction does not result in the release of all or substantially all of the Guarantees;

(g) subordinate the Liens on the Collateral for the benefit of any of the Lenders (in its capacity as a Secured Party hereunder) in respect of any of its Obligations to any other Lien in respect of any Indebtedness without the prior written consent of each Lender adversely affected thereby;

(h) effectuate any payment subordination with respect to the Obligations owing to any Lender without the prior written consent of each Lender adversely effected thereby; or

(i) amend the definition of “Alternative Revolver Currency” without the written consent of each Lender directly affected thereby;

and provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by each L/C Issuer in addition to the Lenders required above, affect the rights or duties of a L/C Issuer under this Agreement or any Letter of Credit Application relating to any Letter of Credit issued or to be issued by it; (ii) [reserved]; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent under this Agreement or any other Loan Document; (iv) Section 10.07(h) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; (v) any amendment or waiver that by its terms affects the rights or duties of Lenders holding Loans or Commitments of a particular Class (but not the Lenders holding Loans or Commitments of any other Class) will require only the requisite percentage in interest of the affected Class of Lenders that would be required to consent thereto if such Class of Lenders were the only Class of Lenders; (vi) the consent of the Required Revolving Credit Lenders (and no other Lenders) shall be necessary to amend or waive the terms and provisions of Sections 7.09, 8.01(b)(ii) and 8.05 (and related definitions as used in such Sections, but not as used in other Sections of this Agreement); and (vii) the consent of the Required Revolving Credit Lenders and the Required Lenders shall be necessary to permit the Borrower to incur additional Indebtedness that is pari passu with or senior to the Revolving Credit Facility in right of payment and with respect to security. Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans, the Revolving Credit Loans, the Incremental Term Loans, if any, and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and, if applicable, the Required Revolving Credit Lenders; provided that for the avoidance of doubt, the consent of the Required Revolving Credit Lenders shall be required with respect to any amendment that permits the Loan Parties to incur Indebtedness that ranks pari passu with or senior to the Revolving Credit Facility in right of security and payment.

Notwithstanding any provision herein to the contrary, this Agreement may be amended with the written consent of the Administrative Agent, the L/C Issuers, the Borrower and the Lenders affected thereby to amend the definition of “Alternative Currency,” “Alternative L/C Currency,” “Alternative Revolver Currency,” “Alternative Revolver Currency Daily Rate” or “Alternative Revolver Currency Term Rate” solely to add additional currency options and the applicable interest rate with respect thereto.

Notwithstanding anything to the contrary contained in this Section 10.01, any guarantees, collateral security documents and related documents executed by Subsidiaries in connection with this Agreement may be in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended, supplemented and waived with the consent of the Administrative Agent at the request of the Borrower without the need to obtain the consent of any Lender if such amendment, supplement or waiver is delivered in order (i) to comply with local Law or advice of local counsel, (ii) to cure ambiguities, inconsistencies, omissions, mistakes or defects (including to correct or cure incorrect cross references or similar inaccuracies), (iii) to effect administrative changes of a technical or immaterial nature or (iv) to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Loan Documents. Furthermore, with the consent of the Administrative Agent at the request of the Borrower (without the need to obtain any consent of any Lender), any Loan Document may be amended to cure ambiguities, inconsistencies, omissions, mistakes or defects (including to correct or cure incorrect cross references or similar inaccuracies).

Notwithstanding anything in this Section 10.01 to the contrary, (a) technical and conforming modifications to the Loan Documents may be made with the consent of the Borrower and the Administrative Agent to the extent necessary (i) to integrate any Incremental Facilities, Refinancing Revolving Credit Commitments, Refinancing Term Loans, Extended Term Loans or Extended Revolving Credit Commitments, (ii) to integrate or make administrative modifications with respect to borrowings and issuances of Letters of Credit and (iii) to integrate and terms or conditions from any Incremental Facility Amendment that are more restrictive than this Agreement in accordance with Section 2.14(d) and (b) without the consent of any Lender or L/C Issuer, the Loan Parties, the Administrative Agent or the Collateral Agent may (in their respective sole discretion, or shall, to the extent required by any Loan Document) enter into (x) any amendment, modification or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties to give effect to, or protect any security interest for benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law or this Agreement or in each case to otherwise enhance the rights or benefits of any Lender under any Loan Document or (y) any applicable intercreditor agreement contemplated by this Agreement, in each case with the holders of Indebtedness permitted by this Agreement to be secured by the Collateral. Without limitation of the foregoing, the Borrower may, without the consent of any Lenders, upon delivery to the Administrative Agent (i) increase the interest rates (including any interest rate margins or interest rate floors), fees and other amounts payable to any Class or Classes of Lenders hereunder, (ii) increase, expand and/or extend the call protection provisions and any “most favored nation” provisions benefiting any Class or Classes of Lenders hereunder (including, for the avoidance of doubt, the provisions of Section 2.05(a)(iv) and 2.14(b)(ii) hereof) and/or (iii) with the consent of the Administrative Agent (provided that any amendment shall not become effective unless the Lenders have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment), modify any other provision hereunder or under any other Loan Document in a manner, as determined by the Administrative Agent in its sole discretion, more favorable to the then-existing Lenders or Class or Classes of Lenders, in each case in connection with the issuance or incurrence of any Incremental Facilities or other Indebtedness permitted hereunder, where the terms of any such Incremental Facilities or other Indebtedness are more favorable to the lenders thereof than the corresponding terms applicable to other Loans or Commitments then existing hereunder, and it is intended that one or more then-existing Classes of Loans or Commitments under this Agreement share in the benefit of such more favorable terms in order to comply with the provisions hereof relating to the incurrence of such Incremental Facilities or other Indebtedness; provided that the Administrative Agent will have at least five Business Days (or such shorter period to which the Administrative Agent may consent in its reasonable discretion) after written notice from the Borrower to provide such consent and may, in its sole discretion, provide written notice to the Lenders regarding any such proposed amendment.

Notwithstanding anything to the contrary herein, in connection with any determination as to whether the Required Lenders have (A) consented (or not consented) to any amendment or waiver of any provision of this Agreement or any other Loan Document or any departure by any Loan Party therefrom, (B) otherwise acted on any matter related to any Loan Document, or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, any Lender (other than (x) any Lender that is a Regulated Bank and (y) any Revolving Credit Lender) that, as a result of its interest in any total return swap, total rate of return swap, credit default swap or other derivative contract (other than any such total return swap, total rate of return swap, credit default swap or other derivative contract entered into pursuant to bona fide market making activities), has a net short position with respect to the Loans and/or Commitments (each, a “Net Short Lender”) shall have no right to vote any of its Loans and Commitments and shall be deemed to have voted its interest as a Lender without discretion in the same proportion as the allocation of voting with respect to such matter by Lenders who are not Net Short Lenders. For purposes of determining whether a Lender has a “net short position” on any date of determination: (i) derivative contracts with respect to the Loans and Commitments and such contracts that are the functional equivalent thereof shall be counted at the notional amount thereof in Dollars, (ii) notional amounts in other currencies shall be converted to the dollar equivalent thereof by such Lender in a commercially reasonable manner consistent with generally accepted financial practices and based on the prevailing conversion rate (determined on a mid-market basis) on the date of determination, (iii) derivative contracts in respect of an index that includes any of the Borrower or other Loan Parties or any instrument issued or guaranteed by any of the Borrower or other Loan Parties shall not be deemed to create a short position with respect to the Loans and/or Commitments, so long as (x) such index is not created, designed, administered or requested by such Lender and (y) the Borrower and other Loan Parties and any instrument issued or guaranteed by any of the Borrower or other Loan Parties, collectively, shall represent less than 5.0% of the components of such index, (iv) derivative transactions that are documented using either the 2014 ISDA Credit Derivatives Definitions or the 2003 ISDA Credit Derivatives Definitions (collectively, the “ISDA CDS Definitions”) shall be deemed to create a short position with respect to the Loans and/or Commitments if such Lender is a protection buyer or the equivalent thereof for such derivative transaction and (x) the Loans or the Commitments are a “Reference Obligation” under the terms of such derivative transaction (whether specified by name in the related documentation, included as a “Standard Reference Obligation” on the most recent list published by Markit, if “Standard Reference Obligation” is specified as applicable in the relevant documentation or in any other manner), (y) the Loans or the Commitments would be a “Deliverable Obligation” under the terms of such derivative transaction or (z) any of the Borrower or other Loan Parties (or its successor) is designated as a “Reference Entity” under the terms of such derivative transactions, and (v) credit derivative transactions or other derivatives transactions not documented using the ISDA CDS Definitions shall be deemed to create a short position with respect to the Loans and/or Commitments if such transactions are functionally equivalent to a transaction that offers the Lender protection in respect of the Loans or the Commitments, or as to the credit quality of any of the Borrower or other Loan Parties other than, in each case, as part of an index so long as (x) such index is not created, designed, administered or requested by such Lender and (y) the Borrower and other Loan Parties and any instrument issued or guaranteed by any of the Borrower or other Loan Parties, collectively, shall represent less than 5.0% of the components of such index. In connection with any such determination, each Lender (other than (x) any Lender that is a Regulated Bank and (y) any Revolving Credit Lender as of the Closing Date) shall promptly notify the Administrative Agent in writing that it is a Net Short Lender, or shall otherwise be deemed to have represented and warranted to the Borrower and the Administrative Agent that it is not a Net Short Lender (it being understood and agreed that the Administrative Agent shall be entitled to rely on each such representation and deemed representation and shall have no duty to (x) inquire as to or investigate the accuracy of any such representation or deemed representation or (y) otherwise ascertain or monitor whether any Lender, Eligible Assignee or Participant or prospective Lender, Eligible Assignee or Participant is a Net Short Lender or make any calculations, investigations or determinations with respect to any derivative contracts and/or net short positions). Without limiting the foregoing, the Administrative Agent shall not (A) be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to the Net Short Lenders or (B) have any liability with respect to or arising out of any assignment or participation of Loans to any Net Short Lender).

Section 10.02 Notices and Other Communications; Facsimile Copies.

(a) General. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Loan Document shall be in writing (including by facsimile transmission). All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Borrower, the Administrative Agent, an L/C Issuer, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 10.02 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(ii) if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a written notice to the Borrower, the Administrative Agent and the L/C Issuers.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, four (4) Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail (which form of delivery is subject to the provisions of Section 10.02(b)), when delivered; provided that notices and other communications to the Administrative Agent, the L/C Issuer pursuant to Article II shall not be effective until actually received by such Person during the person’s normal business hours. In no event shall a voice mail message be effective as a notice, communication or confirmation hereunder.

(b) Electronic Communications. Notices and other communications to the Lenders and the L/C Issuers hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or any L/C Issuer pursuant to Article II if such Lender or such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Agent-Related Persons (collectively, the “Agent Parties”) have any liability to the Loan Parties, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to any Loan Party, any Lender, any L/C Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d) Change of Address, Etc. Each of Holdings, the Borrower, the Administrative Agent, any L/C Issuer may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the Borrower, the Administrative Agent and the L/C Issuers. In addition, each Lender agrees to notify the Administrative Agents from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or their securities for purposes of United States Federal or state securities laws.

(e) Reliance by Agents and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify each Agent-Related Person and each Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower in the absence of gross negligence or willful misconduct.

(f) Notice to other Loan Parties. The Borrower agrees that notices to be given to any other Loan Party under this Agreement or any other Loan Document may be given to the Borrower in accordance with the provisions of this Section 10.02 with the same effect as if given to such other Loan Party in accordance with the terms hereunder or thereunder.

Section 10.03 No Waiver; Cumulative Remedies. No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Section 10.04 Attorney Costs and Expenses. The Borrower agrees (a) if the Closing Date occurs, to pay or reimburse the Administrative Agent and the Lead Arranger for all reasonable and documented or invoiced out-of-pocket costs and expenses associated with the syndication of the Initial Term Loans and Revolving Credit Loans and the preparation, execution and delivery, administration, amendment, modification, waiver and/or enforcement of this Agreement and the other Loan Documents, and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), including all Attorney Costs of Davis Polk & Wardwell LLP (and any other counsel retained with the Borrower’s consent (such consent not to be unreasonably withheld or delayed)) and one local and foreign counsel in each relevant jurisdiction, and (b) to pay or reimburse the Administrative Agent, the Lead Arranger and each Lender for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all costs and expenses incurred in connection with any workout or restructuring in respect of the Loans, all such costs and expenses incurred during any legal proceeding, including any proceeding under any Debtor Relief Law, and, in the case of legal fees, limited to all Attorney Costs of one counsel for all such Persons (and, in the case of an actual or perceived conflict of interest, where such Person affected by such conflict informs the Borrowers of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Person)). The foregoing costs and expenses shall include all reasonable search, filing, recording and title insurance charges and fees related thereto, and other reasonable and documented out-of-pocket expenses incurred by any Agent. The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations. All amounts due under this Section 10.04 shall be paid within ten (10) Business Days of receipt by the Borrower of an invoice relating thereto setting forth such expenses in reasonable detail. If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it hereunder or under any Loan Document, such amount may be paid on behalf of such Loan Party by the Administrative Agent in its sole discretion.

Section 10.05 Indemnification by the Borrower. Whether or not the transactions contemplated hereby are consummated, the Borrower shall indemnify and hold harmless each Agent-Related Person, each Lender, the Lead Arranger, and their respective Affiliates, directors, officers, employees, counsel, agents, advisors, and other representatives (collectively, the “Indemnitees”) from and against any and all losses, liabilities, damages, claims, and reasonable and documented or invoiced out-of-pocket fees and expenses (including reasonable Attorney Costs of one counsel for all Indemnitees and, if necessary, one firm of local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all Indemnitees (and, in the case of an actual or perceived conflict of interest, where the Indemnitee affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnitee)) of any such Indemnitee arising out of or relating to any claim or any litigation or other proceeding (regardless of whether such Indemnitee is a party thereto and whether or not such proceedings are brought by the Borrower, its equity holders, its Affiliates, creditors or any other third person) that relates to the Transactions, including the financing contemplated hereby, of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Indemnitee in any way relating to or arising out of or in connection with (a) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (b) any Commitment, Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by an L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), or (c) any actual or alleged presence or Release or threat of Release of Hazardous Materials on, at, under or from any property currently or to the extent arising from the former ownership or operation of the Borrower, any Subsidiary or any other Loan Party, formerly owned or operated by the Borrower, any Subsidiary or any other Loan Party, or any Environmental Liability related in any way to the Borrower, any Subsidiary or any other Loan Party, or (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding) (all the foregoing, collectively, the “Indemnified Liabilities”), in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements resulted from (w) the gross negligence, bad faith or willful misconduct of such Indemnitee or of any of its controlled Affiliates or controlling Persons or any of the officers, directors, employees, agents, advisors or members of any of the foregoing, in each case who are involved in or aware of the Transactions (as determined by a court of competent jurisdiction in a final and non-appealable decision), (x) a material breach of the Loan Documents by such Indemnitee or one of its Affiliates (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (y) disputes solely between and among such Indemnitees to the extent such disputes do not arise from any act or omission of the Borrower or any of its Affiliates (other than with respect to a claim against an Indemnitee acting in its capacity as an Agent or Lead Arranger or similar role under the Loan Documents, unless such claim arose from the gross negligence, bad faith or willful misconduct of such Indemnitee). No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement. No Indemnitee nor any Loan Party shall have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date); provided that nothing contained in this sentence shall limit the Borrower’s indemnification obligations under the Loan Documents to the extent such special, punitive, indirect or consequential damages are included in any third-party claim in connection with which any Indemnitee is entitled to indemnification hereunder. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, managers, partners, stockholders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents is consummated. All amounts due under this Section 10.05 shall be paid within ten (10) Business Days after demand therefor; provided, however, that such Indemnitee shall promptly refund such amount to the extent that there is a final judicial or arbitral determination that such Indemnitee was not entitled to indemnification or contribution rights with respect to such payment pursuant to the express terms of this Section 10.05. The agreements in this Section 10.05 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. For the avoidance of doubt, this Section 10.05 shall not apply to Taxes other than Taxes that represent liabilities, obligations, losses, damages, etc., with respect to a non-Tax claim.

Section 10.06 Payments Set Aside. To the extent that any payment by or on behalf of a Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate.

Section 10.07 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that, except as otherwise provided herein (including without limitation as permitted under Section 7.04), neither Holdings nor any of its Subsidiaries may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee, (ii) by way of participation in accordance with the provisions of Section 10.07(e), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(g) or (iv) to an SPC in accordance with the provisions of Section 10.07(h) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(e), the Lead Arrangers to the extent provided in Sections 9.04, 9.06, 9.12, 10.07 and 10.21, and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (“Assignees”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans (including for purposes of this Section 10.07(b), participations in L/C Obligations) at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower, provided that, no consent of the Borrower shall be required for an assignment (1) of any Term Loan to any other Lender, any Affiliate of a Lead Arranger or Lender or any Approved Fund, (2) of any Revolving Credit Loans or Revolving Credit Commitment to any other Revolving Credit Lender, any Affiliate of a Revolving Credit Lender or any Approved Fund of a Revolving Credit Lender or, (3) of any Term Loan, Revolving Credit Loans or Revolving Credit Commitment, if an Event of Default under Section 8.01(a) or under Section 8.01(f) has occurred and is continuing, to any Assignee; provided, further, that such consent shall be deemed to have been given if the Borrower has not responded within 10 Business Days after notice by the Administrative Agent;

(B) the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment to another Lender, an Affiliate of a Lead Arranger or Lender or an Approved Fund;

(C) each L/C Issuer at the time of such assignment, provided that no consent of such L/C Issuers shall be required for any assignment of a Term Loan; and

(D) in the case of any assignment of any of the Revolving Credit Facility, the consent of each L/C Issuer.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5.0 million (in the case of the Revolving Credit Facility) or $1.0 million (in the case of a Term Loan) unless the Borrower and the Administrative Agent otherwise consents, provided that (1) no such consent of the Borrower shall be required if an Event of Default under Section 8.01(a) or (f) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds, if any;

(B) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption;

(C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any documentation required by Section 3.01(f);

(D) the Assignee shall not be a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural person), a Disqualified Lender or, except to the extent permitted pursuant to Section 2.17 or Section 10.07(k), Holdings or any of its Subsidiaries;

(E) the Assignee shall not be a Defaulting Lender.

This paragraph (b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis.

(c) Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.07(d) and receipt by the Administrative Agent from the parties to each assignment of a processing and recordation fee of $3,500 (provided that (i) the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment and (ii) such fee shall not be applicable in the case of an assignment to an Affiliate of the assigning Lender, to an Approved Fund of the assigning Lender if such assigning Lender is a Revolving Credit Lender, or to an Affiliate of a Lead Arranger), from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement (including, for the avoidance of doubt, any rights and obligations pursuant to Section 3.01), and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.03, 3.04, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, and the surrender by the assigning Lender of its Note (if any), the Borrower (at their expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause (c) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.07(e). For greater certainty, any assignment by a Lender pursuant to this Section 10.07 shall not in any way constitute or be deemed to constitute a novation, discharge, recession, extinguishment or substitution of the existing Indebtedness and any Indebtedness so assigned shall continue to be the same obligation and not a new obligations.

(d) The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related interest amounts) and currencies of the Loans, L/C Obligations (specifying the Unreimbursed Amounts), L/C Borrowings, owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent demonstrable error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Agent, any Lead Arranger and any Lender (but in the case of any Lender solely with respect to such Lender’s outstanding Loans or Commitments) at any reasonable time and from time to time upon reasonable prior notice. No assignment shall be effective unless recorded in the Register. The parties hereto agree and intend that the Secured Obligations shall be treated as being in registered form for the purposes of the Code (including Sections 163(f), 871(h)(2), 881(c)(2), and 4701 of the Code).

(e) Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person or a Defaulting Lender) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or the other Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 10.01(a), (b), (c), (d), (e) or (f) that directly affects such Participant. Subject to Section 10.07(f), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.03 and 3.04 (through the applicable Lender), provided that each Participant shall be subject to the requirements and limitations of such Sections (including Sections 3.01(f) and (g) and Sections 3.05 and 3.06) (it being understood that the Participant shall deliver the forms described in Section 3.01(f) solely to the participating Lender, it being understood that copies of such forms may be required to be included (and, if so, will be included) as part of a non-U.S. Granting Lender’s IRS Form W-8IMY provided to the Administrative Agent or the Borrower), to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.07(b). To the extent permitted by applicable Law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender; provided that such Participant complies with Section 2.13 as though it were a Lender. Any Lender that sells participations shall maintain a register on which it enters the name and the address of each Participant and the principal and interest amounts of each Participant’s participation interest in the Commitments and/or Loans (or other rights or obligations) held by it (the “Participant Register”). The entries in the Participant Register shall be conclusive, absent demonstrable error, and the Borrower and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation interest as the owner thereof for all purposes notwithstanding any notice to the contrary. In maintaining the Participant Register, such Lender shall be acting as the non-fiduciary agent of the Borrower solely for purposes of applicable United States federal income tax law and undertakes no duty, responsibility or obligation to the Borrower (without limitation, in no event shall such Lender be a fiduciary of the Borrower for any purpose). No Lender shall have any obligation to disclose all or any portion of a Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, or its other obligations under this Agreement) except to the extent that such disclosure is necessary to establish in connection with a Tax audit that such commitment, loan, or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations or, if different, under Sections 871(h) or 881(c) of the Code.

(f) A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.03 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent or except to the extent such entitlement to a greater payment results from a Change in Law after the Participant became a Participant.

(g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(h) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. Each party hereto hereby agrees that (i) an SPC shall be entitled to the benefit of Sections 3.01, 3.03 and 3.04, subject to the requirements and limitations of such Sections (including Section 3.01(f) and (g) and Sections 3.05 and 3.06 (it being understood that the SPC shall deliver the forms described in Section 3.01(f) solely to the Granting Lender, it being understood that copies of such forms may be required to be included (and, if so, will be included) as part of a non-U.S. Lender’s IRS Form W-8IMY provided to the Administrative Agent or the Borrower)), to the same extent as if such SPC were a Lender, but neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 3.01, 3.03 or 3.04) except to the extent any entitlement to greater amounts results from a Change in Law after the grant to the SPC occurred, (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable and such liability shall remain with the Granting Lender, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC. Any Granting Lender shall maintain a register with respect to any grant described in this clause (h) on which it enters the name and the address of each SPC and the principal and interest amounts of each SPC’s interest in the granted Commitments and/or Loans (or other rights or obligations with respect thereto), which shall be maintained in a manner similar to any Participant Register described in Section 10.07(e), mutatis mutandis.

(i) Notwithstanding anything to the contrary contained herein, (1) any Lender may in accordance with applicable Law create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it and (2) any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(j) Notwithstanding anything to the contrary contained herein, any L/C Issuer may, upon thirty (30) days’ notice to the Borrower and the Lenders, resign as an L/C Issuer, respectively; provided that on or prior to the expiration of such 30-day period with respect to such resignation, the relevant L/C Issuer shall have identified, in consultation with the Borrower, a successor L/C Issuer willing to accept its appointment as successor L/C Issuer, as applicable. In the event of any such resignation of an L/C Issuer, the Borrower shall be entitled to appoint from among the Lenders willing to accept such appointment a successor L/C Issuer; provided that no failure by the Borrower to appoint any such successor shall affect the resignation of the relevant L/C Issuer, as the case may be. If an L/C Issuer resigns as an L/C Issuer, it shall retain all the rights and obligations of an L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)).

(k) Any Lender may, so long as (i) no proceeds of Revolving Credit Loans are applied to fund the consideration for any such assignment and (ii) no Event of Default has occurred and is then continuing, at any time, assign all or a portion of its rights and obligations with respect to Term Loans under this Agreement to Holdings or any of its Subsidiaries through (x) Dutch auctions open to all Term Lenders in accordance with procedures of the type described in Section 2.17 or (y) notwithstanding Section 2.05(d) or Section 2.17 or any other provision in this Agreement, open market purchase on a non-pro rata basis; provided, that, in connection with assignments pursuant to this clause (k):

(i) the assigning Lender and Holdings or such Subsidiary, as applicable, shall execute and deliver to the Administrative Agent an Assignment and Assumption in form and substance reasonably satisfactory to the Administrative Agent and all parties to the relevant repurchases shall render customary “big boy” disclaimer letters or any such disclaimers shall be incorporated into the terms of the Assignment and Assumption;

(ii) if Holdings or any of its Subsidiaries (other than the Borrower) is the assignee, upon such assignment, transfer or contribution, Holdings or such Subsidiary shall automatically be deemed to have contributed the principal amount of such Term Loans, plus all accrued and unpaid interest thereon, to the Borrower; and

(iii) if the assignee is the Borrower (including through contribution or transfers set forth in clause (ii) above), (a) the principal amount of such Term Loans, along with all accrued and unpaid interest thereon, so contributed, assigned or transferred to the Borrower shall be deemed automatically cancelled and extinguished on the date of such contribution, assignment or transfer, (b) the aggregate outstanding principal amount of Term Loans of the remaining Term Lenders shall reflect such cancellation and extinguishing of the Term Loans then held by the Borrower and (c) the Borrower shall promptly provide notice to the Administrative Agent of such contribution, assignment or transfer of such Term Loans, and the Administrative Agent, upon receipt of such notice, shall reflect the cancellation of the applicable Term Loans in the Register.

(l) Notwithstanding anything to the contrary contained herein, any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Term Loans to any Affiliated Lender; provided that:

(i) no Affiliated Lender (other than a Debt Fund Affiliate) shall have any right to (x) attend or participate in (including, in each case, by telephone) any meeting (including “Lender only” meetings) or discussions (or portion thereof) among the Administrative Agent or any Lender to which representatives of the Borrower are not then present or invited thereto, (y) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and one or more Lenders or any other material which is “Lender only”, except to the extent such information or materials have been made available to the Borrower or its representatives (and in any case, other than the right to receive notices of prepayments and other administrative notices in respect of its Term Loans required to be delivered to Lenders pursuant to Section 2) or receive any advice of counsel to the Administrative Agent or (z) make any challenge to the Administrative Agent’s or any other Lender’s attorney-client privilege on the basis of its status as a Lender;

(ii) except with respect to any amendment, modification, waiver, consent or other action (a) that requires the consent of all Lenders, all Lenders directly and adversely affected or specifically such Lender, (b) that alters the applicable Affiliated Lender’s pro rata share of any payments given to all Lenders, or (c) affects the applicable Affiliated Lender (in its capacity as a Lender) in a manner that is disproportionate to the effect on any Lender in the same Class, the Term Loans held by the applicable Affiliated Lender (other than a Debt Fund Affiliate) shall be disregarded in both the numerator and denominator in the calculation of any Lender vote (and, in the case of a plan of reorganization that does not affect the applicable Affiliated Lender in a manner that is adverse to such Affiliated Lender relative to other Lenders, such Affiliated Lender shall be deemed to have voted its interest in the Term Loans in the same proportion as the other Lenders in the same Class) (and shall be deemed to have been voted in the same percentage as all other applicable Lenders voted if necessary to give legal effect to this paragraph) (but, in any event, in connection with any amendment, modification, waiver, consent or other action, shall be entitled to any consent fee, calculated as if all of the applicable Affiliated Lender’s Term Loans had voted in favor of any matter for which a consent fee or similar payment is offered); and

(iii) no such acquisition by an Affiliated Lender (other than a Debt Fund Affiliate) shall be permitted if, after giving effect to such acquisition, the aggregate principal amount of Term Loans of any Class held by Affiliated Lenders (other than Debt Fund Affiliates) would exceed 25% of the aggregate principal amount of all Term Loans, of such Class outstanding at the time of such purchase; provided that to the extent any assignment to an Affiliated Lender (other than a Debt Fund Affiliate) would result in the aggregate principal amount of the applicable Term Loans held by Affiliated Lenders (other than Debt Fund Affiliates) exceeding such 25% threshold at the time of such purchase, the purchase of such excess amount will be void ab initio.

Each Affiliated Lender agrees to notify the Administrative Agent promptly (and in any event within 10 Business Days) if it acquires any Person who is also a Lender, and each Lender agrees to notify the Administrative Agent promptly (and in any event within ten (10) Business Days) if it becomes an Affiliated Lender.

(m) Notwithstanding anything in Section 10.01 or the definition of “Required Lenders,” or “Required Revolving Credit Lenders” to the contrary, for purposes of determining whether the Required Lenders and Required Revolving Credit Lenders (in respect of a Class of Loans) have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action (other than a Debt Fund Affiliate) with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, or subject to Section 10.07(l)(ii), any plan of reorganization pursuant to the U.S. Bankruptcy Code, (ii) otherwise acted on any matter related to any Loan Document, or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, no Affiliated Lender (other than a Debt Fund Affiliate) shall have any right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action (other than any such amendment, waiver, consent, modification or other action that requires the consent of each Lender, each affected Lender, affects such Affiliated Lender as compared to other Lenders in a disproportionately adverse manner or that deprives such Affiliated Lender of its pro rata share of any payments to which it is entitled, as to which items each Affiliated Lender shall have the right to vote, consent, act or direct or require the Administrative Agent to take (or refrain from taking) action) and:

(i) all Loans held by any Affiliated Lenders (other than a Debt Fund Affiliate) shall be deemed to be not outstanding for all purposes of calculating whether the Required Lenders and Required Revolving Credit Lenders (in respect of a Class of Loans) have taken any actions; and

(ii) all Loans held by Affiliated Lenders (other than a Debt Fund Affiliate) shall be deemed to be not outstanding for all purposes of calculating whether all Lenders have taken any action unless the action in question affects such Affiliated Lender in a disproportionately adverse manner than its effect on other Lenders.

(n) Notwithstanding anything in this Agreement or the other Loan Documents to the contrary, each Affiliated Lender (other than a Debt Fund Affiliate) hereby agrees that if a proceeding under any Debtor Relief Law shall be commenced by or against the Borrower or any other Loan Party at a time when such Lender is an Affiliated Lender (other than a Debt Fund Affiliate), such Affiliated Lender irrevocably authorizes and empowers the Administrative Agent to vote on behalf of such Affiliated Lender with respect to the Loans held by such Affiliated Lender in any manner in the Administrative Agent’s sole discretion, unless the Administrative Agent instructs such Affiliated Lender to vote, in which case such Affiliated Lender shall vote with respect to the Loans held by it as the Administrative Agent directs; provided that such Affiliated Lender shall be entitled to vote in accordance with its sole discretion (and not in accordance with the direction of the Administrative Agent) in connection with any plan of reorganization to the extent any such plan of reorganization proposes to treat any Obligations held by such Affiliated Lender in a disproportionately adverse manner to such Affiliated Lender than the proposed treatment of similar Obligations held by Lenders that are not Affiliated Lenders.

(o) Notwithstanding anything in Section 10.01 or the definition of “Required Lenders” to the contrary, for purposes of determining whether the Required Lenders have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, (ii) otherwise acted on any matter related to any Loan Document or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, all Loans held by Debt Fund Affiliates may not account for more than 49.9% (pro rata among such Debt Fund Affiliates) of the Loans of consenting Lenders included in determining whether the Required Lenders have consented to any action pursuant to Section 10.01.

Section 10.08 Confidentiality. Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information and to not use or disclose such information, except that Information may be disclosed (a) to its Affiliates and its and its Affiliates’ directors, officers, employees, trustees, investment advisors and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent requested by any Governmental Authority, to any pledgee referred to in Section 10.07(g); (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process (in which case such Agent or Lender agrees (except with respect to any audit or examination conducted by bank accountants or any regulatory authority including any self-regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform the applicable Loan Party promptly thereof prior to disclosure and upon the reasonable request of any Loan Party cooperate with the Loan Party to obtain a protective order or similar confidential treatment); (d) to any other party to this Agreement; (e) subject to an agreement containing provisions substantially the same as those of this Section 10.08 (or as may otherwise be reasonably acceptable to the Borrower), to any pledgee referred to in Section 10.07(i), counterparty to a Swap Contract or Qualified Securitization Financing, Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement; (f) with the written consent of the Borrower; (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 10.08; (h) to any Governmental Authority or examiner regulating any Lender; (i) to any rating agency when required by it (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Lender); or (j) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder. In addition, the Agents and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments, and the Credit Extensions. For the avoidance of doubt, nothing in this Agreement prevents an individual from voluntarily disclosing or providing any Information within the scope of this Section 10.08 to any governmental, regulatory or self-regulatory organization to the extent that any such prohibition on disclosure set forth in this Section 10.08 shall be prohibited by the laws or regulations applicable to such governmental, regulatory or self-regulatory organization. For the purposes of this Section 10.08, “Information” means all information received from any Loan Party or its Affiliates or its Affiliates’ directors, managers, officers, employees, trustees, investment advisors or agents, relating to Holdings, the Borrower or any of their Subsidiaries or their business, other than any such information that is publicly available to any Agent or any Lender prior to disclosure by any Loan Party other than as a result of a breach of this Section 10.08, including, without limitation, information delivered pursuant to Section 6.01, 6.02 or 6.03 hereof.

Section 10.09 Setoff. In addition to any rights and remedies of the Lenders provided by Law, upon the occurrence and during the continuance of any Event of Default, each Lender and its Affiliates and each L/C Issuer and its Affiliates is authorized at any time and from time to time, without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party and its Subsidiaries) to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other Indebtedness (in any currency) at any time owing by, such Lender and its Affiliates or such L/C Issuer and its Affiliates, as the case may be, to or for the credit or the account of the respective Loan Parties and their Subsidiaries against any and all Obligations owing to such Lender and its Affiliates or such L/C Issuer and its Affiliates hereunder or under any other Loan Document, now or hereafter existing, irrespective of whether or not such Agent or such Lender or Affiliate shall have made demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or Indebtedness. Notwithstanding anything to the contrary contained herein, no Lender or its Affiliates and no L/C Issuer or its Affiliates shall have a right to set off and apply any deposits held or other Indebtedness owing by such Lender or its Affiliates or such L/C Issuer or its Affiliates, as the case may be, to or for the credit or the account of any Subsidiary of a Loan Party that is a Foreign Subsidiary or a Domestic Foreign Holding Company. Each Lender and L/C Issuer agrees promptly to notify the Borrower and the Administrative Agent after any such set off and application made by such Lender or L/C Issuer, as the case may be; provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Administrative Agent, each Lender and each L/C Issuer under this Section 10.09 are in addition to other rights and remedies (including other rights of setoff) that the Administrative Agent, such Lender and such L/C Issuer may have.

Section 10.10 Counterparts. This Agreement and each other Loan Document may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by telecopier or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document. The Agents may also require that any such documents and signatures delivered by telecopier or other electronic transmission be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier or other electronic transmission. The words “execution,” “signed,” “signature,” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 10.11 Integration. This Agreement, together with the other Loan Documents and the Fee Letter, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Agents or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

Section 10.12 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by each Agent and each Lender, regardless of any investigation made by any Agent or any Lender or on their behalf and notwithstanding that any Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding. The provisions of Sections 10.14 and 10.15 shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

Section 10.13 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.14 GOVERNING LAW, JURISDICTION, SERVICE OF PROCESS.

(a) THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK (EXCEPT AS OTHERWISE EXPRESSLY PROVIDED THEREIN).

(b) EXCEPT AS SET FORTH IN THE FOLLOWING PARAGRAPH, ANY LEGAL ACTION OR PROCEEDING ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE (PROVIDED THAT IF NONE OF SUCH COURTS CAN AND WILL EXERCISE SUCH JURISDICTION, SUCH EXCLUSIVITY SHALL NOT APPLY), AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE BORROWER, HOLDINGS, EACH AGENT AND EACH LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS. THE BORROWER, HOLDINGS, EACH AGENT AND EACH LENDER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO.

NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, THE COLLATERAL AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION (I) FOR PURPOSES OF ENFORCING A JUDGMENT, (II) IN CONNECTION WITH EXERCISING REMEDIES AGAINST THE COLLATERAL IN A JURISDICTION IN WHICH SUCH COLLATERAL IS LOCATED, (III) IN CONNECTION WITH ANY PENDING BANKRUPTCY, INSOLVENCY OR SIMILAR PROCEEDING IN SUCH JURISDICTION OR (IV) TO THE EXTENT THE COURTS REFERRED TO IN THE PREVIOUS PARAGRAPH DO NOT HAVE JURISDICTION OVER SUCH LEGAL ACTION OR PROCEEDING OR THE PARTIES OR PROPERTY SUBJECT THERETO.

Section 10.15 WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.15 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.16 Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and Holdings and the Administrative Agent shall have been notified by each Lender and L/C Issuer that each such Lender and L/C Issuer has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, each Agent and each Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lenders except as permitted by Section 7.04.

Section 10.17 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrower in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable Law).

Section 10.18 Lender Action. The Lenders and each other holder of an Obligation under a Loan Document shall act collectively through the Administrative Agent for any right or remedy against any Loan Party under any of the Loan Documents (other than set-off rights) in each case with respect to the Collateral or any other property of any Loan Party. Without limiting the delegation of authority to the Administrative Agent set forth herein, only the Required Lenders (or, if applicable, the Required Revolving Credit Facility Lenders) shall have the authority to direct the Administrative Agent with respect to the exercise of rights and remedies hereunder and under the other Loan Documents (including with respect to alleging the existence or occurrence of, and exercising rights and remedies as a result of, any Default or Event of Default) with respect to (i) the Loans and (ii) any Collateral, and (ii) any other property of any Loan Party. Any such rights and remedies arising under the Loan Documents shall not be exercised other than through the Administrative Agent. Each Lender agrees that it shall not, and hereby waives any right to, take or institute any actions or proceedings, judicial or otherwise, for any such right or remedy under any Loan Document against any Loan Party or any past, present, or future Subsidiary of any Loan Party concerning any Collateral, or any other property of any Loan Party or any past, present or future Loan Party other than through the Administrative Agent; provided, that, for the avoidance of doubt, this sentence may be enforced against any Secured Party by the Required Lenders, any Agent or the Borrower (or any of its Affiliates) and each Secured Party expressly acknowledge that this sentence shall be available as a defense of the Borrower (or any of its Affiliates) in any such action, proceeding or remedial procedure. Each Lender, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Secured Obligations, to have agreed to the foregoing provisions.

Section 10.19 USA PATRIOT Act. Each Lender hereby notifies the Borrower that, pursuant to the requirements of the USA PATRIOT Act and the Beneficial Ownership Regulation, it is required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information includes the name and address of the Borrower and the Guarantors and other information that will allow such Lender to identify the Borrower and the Guarantors in accordance with the USA PATRIOT Act and the Beneficial Ownership Regulation.

Section 10.20 Obligations Absolute.. To the fullest extent permitted by applicable Law, all obligations of the Loan Parties hereunder shall be absolute and unconditional irrespective of:

(a) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of any Loan Party;

(b) any lack of validity or enforceability of any Loan Document or any other agreement or instrument relating thereto against any Loan Party;

(c) any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from any Loan Document or any other agreement or instrument relating thereto;

(d) any exchange, release or non-perfection of any other Collateral, or any release or amendment or waiver of or consent to any departure from any guarantee, for all or any of the Secured Obligations;

(e) any exercise or non-exercise, or any waiver of any right, remedy, power or privilege under or in respect hereof or any Loan Document; or

(f) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Loan Parties.

Section 10.21 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower and Holdings acknowledge and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Lead Arrangers are arm’s-length commercial transactions between the Borrower, Holdings and their respective Affiliates, on the one hand, and the Administrative Agent and the Lead Arrangers, on the other hand, (B) each of the Borrower and Holdings have consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Borrower and Holdings are capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent, each Lender and each Lead Arranger is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower, Holdings or any of their respective Affiliates, or any other Person and (B) neither the Administrative Agent, nor any Lender or any Lead Arranger has any obligation to the Borrower, Holdings or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, each Lender and each Lead Arranger and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower, Holdings and their respective Affiliates, and neither the Administrative Agent nor any Lead Arranger has any obligation to disclose any of such interests to the Borrower, Holdings, or any of their respective Affiliates. To the fullest extent permitted by law, each of the Borrower and Holdings hereby waive and release any claims that it may have against the Administrative Agent, each Lender and the Lead Arrangers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 10.22 Acknowledgment and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-in Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

Section 10.23 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Obligations or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Section 10.24 Acknowledgment of Intercreditor Agreements. The Lenders and the other Secured Parties hereby irrevocably authorize and instruct the Administrative Agent and the Collateral Agent to, without any further consent of any Lender or any other Secured Party, enter into (or acknowledge and consent to) or amend, renew, extend, supplement, restate, replace, waive or otherwise modify any Customary Intercreditor Agreement, with the collateral agent or other representatives of the holders of Indebtedness that is to be secured by a Lien on the Collateral that is permitted (including as to priority) under this Agreement and to subject the Liens on the Collateral securing the Secured Obligations to the provisions thereof (any of the foregoing, an “Specified Intercreditor Agreement”). The Lenders and the other Secured Parties irrevocably agree that (x) the Collateral Agent may rely exclusively on a certificate of a Responsible Officer of the Borrower as to whether any such other Liens are not prohibited and (y) any Specified Intercreditor Agreement entered into by the Administrative Agent and/or the Collateral Agent shall be binding on the Secured Parties, and each Lender and the other Secured Parties hereby agrees that it will take no actions contrary to the provisions of, if entered into and if applicable, any Specified Intercreditor Agreement. No Lender is nor shall it be deemed to be a fiduciary of any kind for any other Lender or any other Person. The foregoing provisions are intended as an inducement to any provider of any Indebtedness not prohibited by Section 7.03 hereof to extend credit to the Loan Parties and such persons are intended third-party beneficiaries of such provisions.

[Signature Pages Intentionally Omitted]

Exhibit 99.1

ARRAY Technologies and Shoals Technologies Group Announce Transformative Merger,

Creating an Integrated Energy Infrastructure Platform

•

Combines market-leading product portfolios and proven engineering capabilities to deliver a differentiated offering that simplifies project execution, reduces installation cost and enhances long-term system performance

•	Reinforces both companies’ competitive positions in solar and creates the scale to pursue new growth opportunities in battery storage, data center infrastructure and other high-growth adjacencies

•

Transaction represents a significant value creation opportunity, with preliminary, indicative pro forma full year 2027 revenue estimated to be in the range of $2.2 billion to $2.4 billion and Adjusted EBITDA to be in the range of $410 million to $480 million for the combined company, including year-one synergies

•	Identified commercial and cost savings opportunities expected to generate more than $100 million of incremental Adjusted EBITDA synergies annually within three years following closing

•	Brandon Moss, Shoals’ Chief Executive Officer, to lead the combined company; Kevin Hostetler, ARRAY’s Chief Executive Officer, to serve as Special Advisor

•

Under the terms of the merger agreement, Shoals shareholders are expected to own approximately 65% of the combined company’s basic shares outstanding at closing (64.5% fully diluted), while ARRAY will serve as the legal acquirer

•

In connection with the transaction, ARRAY will commit to redeem $317.5 million of its Series A Perpetual Preferred Stock (the “Preferred Stock”), with $161.3 million to be redeemed within 90 days after the closing date of the merger and the remaining $156.3 million to be redeemed in three installments of not less than $52 million each in 2028, 2029 and 2030 (the “Mandatory Redemptions”)

•	Companies to host joint conference call today, November 4, at 8:00 a.m. Eastern Time to discuss the transaction

ALBUQUERQUE, N.M. and PORTLAND, Tenn.— November 4, 2026 — ARRAY Technologies (Nasdaq: ARRY) (“ARRAY”), a leading provider of structural balance-of-system (“SBOS”) solutions for utility-scale solar, and Shoals Technologies Group, Inc. (Nasdaq: SHLS) (“Shoals”), a leading provider of electrical balance-of-system (“EBOS”) solutions for utility-scale solar and battery energy storage, today announced that they have entered into a definitive agreement to combine in a stock-for-stock merger (the “Merger Agreement”). The transaction creates an integrated energy infrastructure platform that brings together complementary, market-leading solutions across foundations, trackers, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems.

Under the terms of the Merger Agreement, ARRAY will be the legal acquirer in the transaction and will serve as the corporate parent of the combined company. Shoals’ shareholders will receive a fixed exchange ratio of 1.6931 ARRAY shares for each Shoals share they own. Immediately following the closing of the transaction, Shoals shareholders are expected to own approximately 65% of the combined company’s basic shares outstanding (64.5% on a fully diluted basis), with ARRAY shareholders expected to own the remaining approximately 35% of the combined company’s basic shares outstanding (35.5% on a fully diluted basis). Other than the Mandatory Redemptions, the transaction is not expected to require ARRAY to refinance or redeem any of its outstanding debt or preferred securities.

The combined company will serve solar and battery storage customers through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions, while delivering increasing levels of integration over time designed to reduce installation costs, streamline project execution and lower long-term maintenance requirements.

“Today marks an important milestone for Shoals, ARRAY and the customers we serve. By bringing together two highly complementary businesses with experienced teams, we are creating an integrated platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth. We believe the combined company will be positioned to better service customers, deliver more innovative and integrated solutions, realize meaningful synergies and pursue expansion opportunities across the solar value chain, data center markets and beyond,” said Brandon Moss, Chief Executive Officer of Shoals.

“This transaction represents a compelling opportunity to create meaningful value for customers of both ARRAY and Shoals by bringing together our complementary strengths. Although structural and electrical systems must operate seamlessly together in the field, they have historically been designed and sourced through separate channels. This combination changes that. Together, we expect to deliver a differentiated, technically integrated and interoperable platform that simplifies project execution, enhances project economics and accelerates innovation for customers,” said Kevin Hostetler, Chief Executive Officer of ARRAY.

Strategic and Financial Rationale

The combination of ARRAY and Shoals is expected to build a stronger, more diversified platform with greater scale, an enhanced global footprint, broader customer reach and significant financial and operational benefits to create enhanced shareholder value. The combined company is expected to:

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•

Serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across combined offerings. The combined company intends to offer customers enhanced flexibility and packaging choice across foundations, trackers, electrical infrastructure and wire management solutions, including the solar industry’s best performing ground screw, single-axis tracker, DC wiring solution and cable management hanger.

•

Enhance customer value by streamlining project execution, reducing installation costs, and lowering long-term maintenance requirements through increased product integration. SBOS and EBOS solutions are highly symbiotic across solar and battery storage projects. By bringing these complementary product categories together, the combined company expects to deliver more integrated solutions that reduce interface complexity, enhance energy yield and reliability, simplify installation and lower customers’ total cost of ownership.

•

Build a stronger innovation engine. Together, ARRAY and Shoals bring decades of technical expertise and operating experience across engineering, product innovation, project design and customer delivery spanning more than 250 GW of projects. This deeper technical foundation is expected to accelerate product development, enhance interoperability and support the creation of innovative, integrated solutions across solar, energy storage and adjacent power infrastructure markets.

•

Capture significant cost savings. The combined company expects to realize significant savings in overhead and other expenses. Year-one cost synergies are expected to deliver approximately $20 million of incremental, run-rate Adjusted EBITDA.

•

Capitalize on cross-selling opportunities to drive incremental revenue growth. Only approximately 20% of projects served by ARRAY and Shoals in 2025 and 2026[1] utilized products from both companies, underscoring a significant cross-selling opportunity. The combined company intends to capture this opportunity by leveraging each company’s customer relationships, complementary product offerings and geographic strengths to accelerate broader adoption across the expanded customer base. Year-one cross-selling synergies are expected to generate approximately $15 million of incremental run-rate Adjusted EBITDA.

•

Strengthen its cash generation profile. The combined company expects to benefit from Shoals’ approximately $1.6 billion of tax amortization and $237 million of Net Operating Losses[2], which are anticipated to reduce taxable income and limit the cash tax obligations of the combined company for the next several years. In addition, the Mandatory Redemptions of Preferred Stock are expected to reduce cash distributions by nearly $100 million over the next five years.[3]

[1]	Based on project-level matching of Shoals and ARRAY projects from January 2025 to September 2026 and assuming ARRAY owned APA and AWM over that period. Figures are approximate.
[2]	Amounts are approximate as of September 30, 2026.
[3]

Assumes minimum redemptions are made on the latest permitted repayment date under the agreement with the Preferred Stock investors. Management may elect to make larger or earlier redemptions, which would result in additional savings.

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•

Draw upon its larger scale and improved financial flexibility to enhance shareholder value. The combined company is expected to benefit from greater scale, a more diversified revenue base and a stronger balance sheet. These attributes are expected to enhance financial flexibility, enabling the company to invest in organic and inorganic growth opportunities and pursue disciplined expansion into new product categories over time. Pro forma for the transaction, the combined company expects net debt to Adjusted EBITDA to be 2.6x as of year-end 2026 and estimated to be less than 2x by year-end 2027.

Leadership, Governance and Name

Upon completion of the transaction, Brandon Moss, Shoals’ current Chief Executive Officer, will serve as Chief Executive Officer of the combined company. Kevin Hostetler, ARRAY’s current Chief Executive Officer, will serve as Special Advisor. Brad Forth, current Chairman of the Board of Directors of both ARRAY and Shoals, will serve as Chairman of the Board of the combined company. The combined company’s Board of Directors is expected to consist of ten directors, comprising four independent directors from each of the current Shoals and ARRAY Boards of Directors, as well as Brad Forth and Brandon Moss.

“Having had the privilege of serving as Chairman of both ARRAY and Shoals, I have seen firsthand the complementary products, talented teams and shared commitment to customers offered by both companies,” said Brad Forth, Chairman of the Board of Directors of ARRAY and Shoals. “Together, ARRAY and Shoals are well positioned to deliver enhanced value to customers, shareholders and employees. I also want to thank Kevin for his leadership and important contributions to ARRAY, as well as his valuable insights as he transitions to a Special Advisor role. I look forward to continuing to work with Brandon, who brings proven leadership, deep industry expertise and strategic vision to lead the combined company in this next phase of growth.”

The combined company intends to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of its products, services and strategic opportunities.

ARRAY Preferred Stock and Balance Sheet

In connection with the merger, ARRAY has entered into a letter agreement with the holders of its Preferred Stock. The letter agreement provides for, among other things:

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•

A commitment to pay to redeem (i) $161.3 million of Preferred Stock at a price equal to 93% of the liquidation preference, with such redemption to be completed within 90 days following the closing date of the merger (the “Initial Redemption”), and (ii) an additional $156.3 million of Preferred Stock at a price equal to 96% of the liquidation preference, with such redemption to be completed in up to three installments of not less than $52 million each to occur by each of the first, second and third anniversaries of the Initial Redemption;

•

An option to redeem the balance of the Preferred Stock in excess of the Mandatory Redemptions at a price equal to 96% of the liquidation preference, provided that such redemption occurs within 48 months of the closing date of the merger, with redemptions for any amounts remaining thereafter to be at the price contemplated by the original Preferred Stock Certificate of Designations, which is 100% of the liquidation preference; and

•	A reduction in the minimum amount of each redemption from $200 million to $50 million.

Following the completion of the Initial Redemption, the combined company expects the liquidation preference of the outstanding Preferred Stock to be approximately $348.7 million with 2027 dividends of approximately $25 million, assuming the Initial Redemption is completed by March 31, 2027.

ARRAY and Shoals believe these actions will simplify the combined company’s capital structure, increase free cash flow by reducing future preferred stock distributions, and support the long-term strategic objectives of the combined business.

Preliminary, Indicative Financial Outlook

Based on backlog, current business conditions and other factors, the combined company is estimated to generate, on a preliminary, indicative basis, pro forma full-year 2027 revenues in the range of $2.2 billion to $2.4 billion and Adjusted EBITDA in the range of $410 million to $480 million, including expected year-one synergies.4 The combined company does not expect to pay a material amount of cash taxes in 2027.

[4]

These preliminary, indicative ranges of estimated 2027 revenue and adjusted EBITDA figures are provided solely to show the potential scale of the combined company and do not represent financial projections of either Shoals or Array. These indicative ranges were developed by reference to each company’s separately prepared projections evaluated by the respective boards and management teams of Shoals and ARRAY, and are not the projections relied upon by either company’s board of directors or financial advisor in evaluating the transaction. These indicative ranges may not be indicative of future performance and should not be relied upon as such. Actual combined company results may differ materially from such indicative estimates. No independent auditor or accountant has audited, examined, or performed any procedures on these indicative ranges, which were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Except as required by law, neither Shoals nor ARRAY undertakes any obligation to update these indicative ranges, even if any underlying assumptions are no longer appropriate.

5

The combined company expects to deliver more than $100 million of annual Adjusted EBITDA synergies within three years following the closing, driven by corporate overhead efficiencies, selling expense optimization, procurement benefits, operational improvements and increased revenue.

Estimated pro forma balance sheet and other financial items for the combined company as of December 31, 2026 include:

Financial Item	Estimated at December 31, 2026
Basic shares outstanding (mm)	439.5
Diluted shares outstanding (mm)	442.1
Net debt ($mm)	$873.3
Preferred Stock Liquidation Preference ($mm)[5]	$348.7

Following completion of the merger, the combined company intends to maintain a disciplined approach to capital allocation, prioritizing investment in organic growth and innovation, reducing leverage and enhancing financial flexibility, and selectively pursuing strategic acquisitions that complement its capabilities and support long-term shareholder value creation.

The companies expect to provide additional financial details in the proxy materials to be filed with the Securities and Exchange Commission (“SEC”) in connection with the transaction by year-end.

Timing and Approvals

The transaction has been unanimously approved by members of the Boards of Directors of both ARRAY and Shoals who voted on the deal. Brad Forth did not participate in the Boards’ consideration of or vote on the transaction.

The companies expect the transaction to close in the first quarter of 2027, subject to approval by shareholders of both ARRAY and Shoals, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on Nasdaq and other customary closing conditions.

[5]	Includes the Initial Redemption of Preferred Stock, but not any subsequent redemptions.

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ARRAY and Shoals Third Quarter 2026 Results

In separate press releases today, ARRAY and Shoals independently reported results for the third quarter 2026. The press releases are available in the Investor Relations sections of the companies’ respective websites.

Conference Call and Additional Materials

A joint conference call and webcast will be held today at 8:00 a.m. ET (7:00 a.m. CT). In connection with the transaction announcement, ARRAY and Shoals have canceled their previously scheduled quarterly earnings conference calls.

Interested investors and other parties can access the live webcast through the Investor Relations section of each company’s website at www.ir.arraytechinc.com and www.investors.shoals.com, as well as at www.PoweringForwardTogether.com, a new joint website dedicated to the merger. An archived replay of the webcast will be available shortly after the event concludes.

Advisors

Jefferies LLC is serving as exclusive financial advisor, Latham & Watkins LLP is serving as legal counsel and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to Shoals.

JPMorgan Securities LLC is serving as financial advisor, Jones Day is serving as legal counsel and Edelman Smithfield is serving as strategic communications advisor to ARRAY. In addition, Lazard is serving as financial advisor to ARRAY’s Special Committee. Goldman Sachs & Co. LLC assisted ARRAY with certain financial arrangements in connection with the transaction.

About ARRAY Technologies

ARRAY Technologies (NASDAQ: ARRY) is a leading global provider of solar tracking technology and fixed-tilt systems to utility-scale and distributed generation customers who construct, develop, and operate solar photovoltaic sites. With solutions engineered to withstand harsh weather conditions, ARRAY’s high-quality solar trackers, fixed-tilt systems, software platforms, foundation solutions, and field services combine to maximize energy production and deliver value to our customers for the entire lifecycle of a project. Founded and headquartered in the United States, ARRAY is rooted in manufacturing and driven by technology – relying on its domestic manufacturing, diversified global supply chain, and customer-centric approach to design, deliver, commission, train, and support solar energy deployment around the world. For more news and information on ARRAY, please visit www.arraytechinc.com.

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About Shoals Technologies Group

Shoals Technologies Group is a leading manufacturer of advanced electrical infrastructure solutions for mission critical applications across utility scale solar, battery storage, and data center power systems. Since its founding in 1996, the Company has designed innovative technologies and systems solutions that allow its customers to substantially increase installation efficiency and safety while improving system performance and reliability at scale. Shoals Technologies Group is a recognized leader in the energy transition industry. For additional information, please visit: https://www.shoals.com.

Non-GAAP Financial Measures

This press release includes certain financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), including Adjusted EBITDA, Net Debt, and Net Debt to Adjusted EBITDA. ARRAY and Shoals believe these non-GAAP financial measures provide useful information to investors regarding operating performance because they exclude certain items that management does not believe are indicative of ongoing operating results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Shoals defines Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income, (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain (loss) on sale of asset, (viii) wire insulation shrinkback litigation expenses, (ix) plant optimization expenses, (x) shareholder litigation expenses, (xi) litigation settlement expense, net of insurance recoveries, and (xii) transaction, integration, and restructuring costs. ARRAY defines Adjusted EBITDA as net income (loss) to common stockholders plus (i) other income, net, (ii) gain on extinguishment of debts, net, (iii) foreign currency (gain) loss, net, (iv) preferred dividends and accretion, (v) interest expense, (vi) income tax expense, (vii) depreciation expense, (viii) amortization of intangibles, (ix) amortization of developed technology and backlog, (x) equity-based compensation, (xi) change in fair value of contingent consideration, (xii) certain legal expenses, and (xiii) acquisition-related expenses. ARRAY defines Net Debt as total debt less cash and cash equivalents and Net Debt to Adjusted EBITDA as Net Debt divided by pro forma Adjusted EBITDA for the applicable period. Shoals and ARRAY define pro forma Adjusted EBITDA as the combined Adjusted EBITDA of ARRAY and Shoals for the applicable period as if the proposed transaction had been completed at the beginning of that period. Pro forma Adjusted EBITDA has not been prepared in accordance with Article 11 of Regulation S-X.

For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations in Shoals’ and ARRAY’s SEC filings. The companies are not providing a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, because certain information necessary to calculate such measures is not available without unreasonable effort, including items that are uncertain, depend on various factors and could have a material impact on GAAP results.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of shareholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY,

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Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the shareholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This press release is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and

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Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.

Investor Contacts

ARRAY Investor Relations:

Investor Relations

investors@arraytechinc.com

Shoals Investor Relations:

Matt Tractenberg, VP of Finance and Investor Relations

investors@shoals.com

Media Contacts

ARRAY Media Relations:

Steven Kirsch

505-738-6923

media@arraytechinc.com

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Shoals Media Relations:

Lindsey Williams, VP of Marketing and External Communications,

Lindsey.williams@shoals.com

Arielle Rothstein / Joe Sala, Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

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Exhibit 99.2 ARRAY and Shoals Announce Transformative Merger, Creating Integrated Energy Infrastructure Platform November 4, 2026

Important Information and Disclaimers Non-GAAP Financial Measures This presentation includes certain financial measures that are not presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), including Adjusted EBITDA, Adjusted Gross Profit, Adjusted Gross Margin, Net Debt, Net Debt to Adjusted EBITDA and Adjusted General and Administrative Expenses. ARRAY and Shoals believe these non-GAAP financial measures provide useful information to investors regarding operating performance because they exclude certain items that management does not believe are indicative of ongoing operating results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Shoals defines Adjusted EBITDA as net income plus/(minus) (i) interest expense, (ii) interest income, (iii) income tax expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) equity-based compensation, (vii) gain (loss) on sale of asset, (viii) wire insulation shrinkback litigation expenses, (ix) plant optimization expenses, (x) shareholder litigation expenses, (xi) litigation settlement expense, net of insurance recoveries, and (xii) transaction, integration, and restructuring costs. Shoals and ARRAY define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue. ARRAY defines Adjusted EBITDA as net income (loss) to common stockholders plus (i) other income, net, (ii) gain on extinguishment of debts, net, (iii) foreign currency (gain) loss, net, (iv) preferred dividends and accretion, (v) interest expense, (vi) income tax expense, (vii) depreciation expense, (viii) amortization of intangibles, (ix) amortization of developed technology and backlog, (x) equity-based compensation, (xi) change in fair value of contingent consideration, (xii) certain legal expenses, and (xiii) acquisition-related expenses. ARRAY defines Adjusted Gross Profit as gross profit plus (i) amortization of developed technology and backlog and (ii) acquisition-related expenses. ARRAY defines Adjusted Gross Margin as Adjusted Gross Profit as a percentage of revenue. ARRAY defines Adjusted General and Administrative Expenses as general and administrative expense less (i) equity-based compensation, (ii) certain legal expenses, and (iii) acquisition-related expenses. ARRAY defines Net Debt as total debt less cash and cash equivalents and Net Debt to Adjusted EBITDA as Net Debt divided by pro forma Adjusted EBITDA for the applicable period. Shoals and ARRAY define pro forma Adjusted EBITDA as the combined Adjusted EBITDA of ARRAY and Shoals for the applicable period as if the proposed transaction had been completed at the beginning of that period. Pro forma Adjusted EBITDA has not been prepared in accordance with Article 11 of Regulation S-X. For more information regarding the use of these non-GAAP financial measures, please refer to the reconciliations on slides 26 – 29 and Shoals’ and ARRAY’s SEC filings. The companies are not providing a reconciliation of projected Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, because certain information necessary to calculate such measure is not available without unreasonable effort, including items that are uncertain, depend on various factors and could have a material impact on GAAP results. Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals' plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of ARRAY’s preferred stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of shareholder meetings and closing of the proposed transaction and other statements that are not historical facts. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals, the anticipated tax treatment, redemption of ARRAY’s preferred stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals' businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals' ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals' businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals' common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals' businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals' financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals' ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals' responses to any of the foregoing; and (xix) failure to receive the approval of the shareholders of ARRAY and Shoals. All such factors are difficult to predict, are beyond ARRAY’s and Shoals' control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.arraytechinc.com and on the website of the Securities and Exchange Commission at http://www.sec.gov, and those detailed in Shoals' annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Important Additional Information and Where to Find It In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This presentation is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.arraytechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals' website at investors.shoals.com or, alternatively, by directing a request by mail to Shoals' Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148. Participants in the Solicitation ARRAY, Shoals and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals' annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals' 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals' directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above. 2

Today's Presenters

Brad Forth

Brandon Moss

Chief Executive Officer, Shoals Technologies Group

Kevin Hostetler

Chief Executive Officer, ARRAY Technologies

shoals | ARRAY

3

Today’s Presenters Brad Forth Brandon Moss Kevin Hostetler Chief Executive Officer, Chief Executive Officer, Chairman of the Boards of Shoals Technologies Group ARRAY Technologies Shoals Technologies Group and ARRAY Technologies 3

LW comment for the second bullet on the page: Should the legal entity be the parent entity since Shoals is merging into ARRAY merger sub (a Transaction Overview subsidiary of ARRAY) Structure and • ARRAY and Shoals are merging in an all-stock transaction Economics • ARRAY will be the surviving legal entity and ARRAY’s common stock will be the equity of the combined company • Shoals shareholders will receive 1.6931 ARRAY shares for each Shoals share that they own • Shoals shareholders will own approximately 65% of the combined company’s basic shares outstanding (64.5% fully diluted) • ARRAY shareholders will own approximately 35% of the combined company’s basic shares outstanding (35.5% fully diluted) • All of ARRAY’s existing debt and Preferred Stock will remain outstanding following the closing, except for the Preferred Stock Redemption described below • Brandon Moss will be the CEO of the combined company; Kevin Hostetler to transition to special advisor role Governance • Brad Forth will be the Chairman of the Board of the combined company • The combined company’s Board of Directors will have 10 directors, including four independent directors from each of the current Shoals and ARRAY boards, as well as Brad Forth and Brandon Moss Corporate • Combined company to announce new corporate name and ticker symbol in the coming months to reflect the expanded scope of its products, services Identity and strategic opportunities Preferred Stock • ARRAY will commit to redeem $161.3 million of its Series A Redeemable Preferred Stock (the “Preferred Stock”) within 90 days of the closing of the Redemption merger and an additional $156.3 million of Preferred Stock over the next three years—together reducing Preferred Stock by more than 60% Timing and • Transaction is subject to approval by ARRAY and Shoals shareholders, receipt of required regulatory approvals and other customary closing conditions Conditions • Expected closing in the first quarter of 2027 ARRAY is the legal acquiror, while Shoals shareholders will own 65% of the combined company. This structure maintains ARRAY’s existing debt financing, thereby reducing execution risk as well as transaction fees and expenses. 4

Expected Key Strategic and Financial Benefits of the Combination WHAT THE MERGER ENABLES HOW WE EXPECT IT TO CREATE VALUE Greater product differentiation and Integrated SBOS/EBOS wins share by simplifying sourcing and vendor management, streamlining project customer value execution, lowering installation costs, and integrating warranty support FASTER Cross-selling across customer (1) Accelerates revenue growth by cross-selling to the ~80% of projects that did not use both companies’ products REVENUE relationships GROWTH Earns wallet share by enabling innovative products that give customers a compelling reason to purchase the full More opportunities for product innovation product suite from us while still offering standalone options Larger addressable market with minimal Expands the available profit pool by driving more revenue from the same customers and sales resources incremental CAC Significant reductions in Elimination of duplicate public company costs and other corporate overhead expected to save $20 million annually GREATER corporate overhead PROFITABILITY AND FREE Shoals’ ~$1.6 billion tax amortization asset and $237 million of NOLs will significantly reduce the combined Greater utilization of tax assets CASH FLOW (2) company’s cash tax obligations Redemption of a portion of ARRAY’s Commitment to redeem $317.5 million of Preferred Stock is expected to reduce cash distributions by nearly $100 (3) Preferred Stock million over the next five years 2.6x net debt to Adjusted EBITDA in 2026 Conservative credit metrics support better access to capital and increased flexibility to invest in growth initiatives and estimated less than 2x by year-end 2027 MORE STRATEGIC Balance sheet capacity for future FLEXIBILITY Flexibility to capitalize on M&A opportunities that diversify the business and unlock new growth vectors acquisitions Note: CAC = Customer Acquisition Cost. 1) Based on analysis of projects sold by Shoals and ARRAY from January 2025 to September 2026. Figures are approximate. 2) Amounts are approximate as of September 30, 2026. 5 3) Assumes minimum redemptions are made on the latest permitted repayment date under the agreement with the Preferred Stock investors. Management may elect to make larger or earlier redemptions, which could result in additional savings. See page 18 for further details.

Combined Company Can Deliver "Full Stack" of Leading Solutions

Trackers

105 GW Sold Globally[1]

OEM

Components for #1 U.S. Module Manufacturer

BESS + Data Center

Innovative DC Recombiner Solution

Illustrative Combined Company Revenue Mix
Trackers
EBOS
Fixed-tilt and Foundations
Wire Mgmt.
OEM
BESS + Data Center

EBOS

Leading DC Wiring Solution in the U.S.

Fixed-tilt and Foundations

Leading Fixed-tilt & Eng. Foundations Products

Wire Management

Leading Wire Management Product in the U.S.

shoals | ARRAY

1) Through September 30, 2026.

6

Combined Company Can Deliver “Full Stack” of Leading Solutions Trackers EBOS Trackers (1) Leading DC Wiring Solution in the U.S. 105 GW Sold Globally OEM Fixed-tilt and Foundations Illustrative EBOS Combined Company Revenue Mix Components for #1 U.S. Module Manufacturer Leading Fixed-tilt & Eng. Foundations Products Wire Management BESS + Data Center Fixed-tilt and Foundations BESS + Data OEM Wire Mgmt. Center Leading Wire Management Product in the U.S. Innovative DC Recombiner Solution 1) Through September 30, 2026. 6 6

Note: ARRAY showed different TAM numbers at APA showcase in August ($4.3B utility scale tracker US TAM, $1.7B foundations, $150M+ wire The Combination Expands Access to Attractive Profit Pools in Solar management) Estimated U.S. SBOS and EBOS Profit Pool ($ in millions) $100 $1,770 $320 Total 2027 U.S. $1,050 SBOS / EBOS (1) profit pool ~$1.8B The same customer buys all of these products so we can $300 access these profit pools with minimal incremental CAC Foundations Trackers/Fixed-tilt EBOS Wire Management Total The combined company will have access to a U.S. SBOS / EBOS profit pool of approximately $1.8 billion annually Note: CAC = Customer Acquisition Cost. 7 1) Figures for each product category are based on estimated ASPs per watt and gross margin applied to 40 GW U.S. utility-scale solar market. Excludes junction boxes.

APA Foundations + **ARRAY Trackers** + **Shoals EBOS** + **AWM Wire Management**

Expected Value for Developers & Operators

- **Lower total project cost** through optimized, integrated EBOS/SBOS design
- **Reduced execution risk** with fewer vendors, interfaces, and failure points
- **Faster project timelines** driven by simplified procurement and installation
- **Improved lifecycle economics** through lower maintenance, higher system reliability and increased energy yield
- **Greater bankability** from a scaled, integrated provider with proven solutions

Expected Value for EPCs

- **Simplified procurement** with one integrated EBOS/SBOS solution and fewer vendors to manage
- **Lower installation labor and cost** through pre-engineered, easier-to-deploy systems
- **Streamlined project execution** with better product compatibility and fewer field issues
- **Reduced schedule risk** through coordinated supply, delivery, and technical support
- **Improved margin opportunity** from faster installs, less rework, and greater execution efficiency

— Manager, Origination & Structuring / Business Development, Developer

shoals | ARRAY

8

Packaging SBOS and EBOS Creates Immediate Differentiation and Customer Value APA Foundations ARRAY Trackers Shoals EBOS AWM Wire Management + + + Expected Value for Developers & Operators Expected Value for EPCs • Lower total project cost through optimized, integrated • Simplified procurement with one integrated EBOS/SBOS EBOS/SBOS design solution and fewer vendors to manage • Reduced execution risk with fewer vendors, interfaces, • Lower installation labor and cost through pre-engineered, and failure points easier-to-deploy systems • Faster project timelines driven by simplified procurement • Streamlined project execution with better product and installation compatibility and fewer field issues • Improved lifecycle economics through lower maintenance, • Reduced schedule risk through coordinated supply, delivery, higher system reliability and increased energy yield and technical support • Greater bankability from a scaled, integrated provider with • Improved margin opportunity from faster installs, less rework, proven solutions and greater execution efficiency Tracker and wire management integration, trunk bus eBOS architectures are there… you will have a single point of accountability. You can optimize the system design. You can reduce your execution risk… this is where industry is moving. — Manager, Origination & Structuring / Business Development, Developer “ 8

Product Integration Creates Opportunities for Innovation

Integrated Site Design	Harness Ready Torque Tubes	BLA Integrated Tracker Power Cable	BLA Enabled Tracker Controls	Automation Enabling Design	Fully Integrated SBOS / EBOS
Significant material cost savings	Reduces field labor hours	Eliminates trenching	Enables individual row tracking and simplified O&M	Lowers installation costs	Significant product, installation and logistics cost savings

Straightforward → **More Complex**

shoals | ARRAY

9

Product Integration Creates Opportunities for Innovation ILLUSTRATIVE FEATURES THAT COULD BE ENABLED BY SBOS/EBOS INTEGRATION BLA Integrated BLA Enabled Automation Fully Integrated Integrated Site Harness Ready Tracker Power Tracker Enabling SBOS / EBOS Design Torque Tubes Cable Controls Design Significant Enables Significant product, Reduces field Eliminates individual row Lowers material cost installation labor hours trenching tracking and installation costs savings and logistics simplified O&M cost savings Straightforward More Complex 9

The Combined Company's Growth Opportunities Extend Beyond Solar

Existing Offerings Today and Combined Platform Opportunity

	ARRAY		shoals		COMBINED PLATFORM (NEAR-TERM)
BESS	• Battery-site wire management (AWM) • Foundations for battery enclosures (APA)	+	• Shoals Power Hub™ for DC aggregation • Wiring, disconnect and load-break switches	=	**Integrated storage BOS and EBOS, wire management and foundations**
DATA CENTERS	• Cable management and routing (AWM)	+	• AirLink™ plug-and-play power distribution • Recombiners sized for AI halls	=	**Wire management and high-power cabinets**

U.S. BESS + Data Center Market Opportunity[1]

~$3 billion (2026) → **~$5 billion** (2030)

WHY IT MATTERS

NEW GROWTH VECTORS
Creates opportunities for growth outside of solar

EXPANDING MARKET
Large whitespace enhances growth opportunity

PREMIUM FOR SPEED
Customers value solutions that accelerate speed-to-power

shoals | ARRAY

10

The Combined Company’s Growth Opportunities Extend Beyond Solar Existing Offerings Today and Combined Platform Opportunity COMBINED PLATFORM (NEAR-TERM) • Battery-site wire management (AWM)• Shoals Power Hub for DC aggregation Integrated storage BOS and EBOS, wire BESS + = • Foundations for battery enclosures (APA)• Wiring, disconnect and load-break switches management and foundations • AirLink plug-and-play power distribution DATA • Cable management and routing (AWM) Wire management and high-power cabinets + = • Recombiners sized for AI halls CENTERS (1) NEW GROWTH VECTORS EXPANDING MARKET PREMIUM FOR SPEED U.S. BESS + Data Center Market Opportunity WHY IT Creates opportunities for Large whitespace enhances Customers value solutions MATTERS ~$3 billion → ~$5 billion growth outside of solar growth opportunity that accelerate speed-to- power 2026 2030 Combined capabilities extend the platform into storage, data centers and integrated energy infrastructure 1) Source: Management estimates, includes both AC and DC markets. 10

Shoals and ARRAY Have Highly Complementary Capabilities and Values

shoals + ARRAY TECHNOLOGIES = **Best-in-Class**

shoals	ARRAY	Best-in-Class
• Electrical infrastructure expertise • Customer engagement • Custom engineered and manufactured solutions at scale	• Product quality • Engineering capability • International footprint • Field service	• Product innovation • Quality • Customer engagement • Integrated solutions • Manufacturing • Global presence

shoals | ARRAY
11

Shoals and ARRAY Have Highly Complementary Capabilities and Values Best-in-Class = • Product • Integrated • Electrical infrastructure expertise• Product quality innovation solutions • Customer engagement• Engineering capability • Quality• Manufacturing • Custom engineered and • International footprint • Customer • Global manufactured solutions at scale engagement presence • Field service The combination of ARRAY and Shoals will create a company that customers see as best-in-class across what matters to them 11

Combined Company Priorities

Commercial	Financial	Strategic
1. Accelerate revenue growth by selling the full product suite to every project	1. Achieve $100+ million annual incremental EBITDA through cost and commercial synergies	1. Begin development of integrated SBOS-EBOS products
2. Benefit from both companies' customer engagement capabilities to increase tracker sales	2. Reduce Preferred Stock outstanding	2. Successfully launch AirLink™ and expand Power Hub™ solutions for data center markets
3. Expand Shoals' international reach through ARRAY's established global footprint	3. Maintain balance sheet flexibility for future M&A	3. Diversify into new power infrastructure categories outside of solar

shoals | ARRAY
12

Combined Company Priorities Commercial Financial Strategic 1. Accelerate revenue growth by 1. Achieve $100+ million annual 1. Begin development of integrated selling the full product suite to every incremental EBITDA through cost SBOS-EBOS products project and commercial synergies 2. Benefit from both companies’ 2. Reduce Preferred Stock 2. Successfully launch AirLink and customer engagement capabilities outstanding expand Power Hub solutions for data to increase tracker sales center markets 3. Expand Shoals’ international reach 3. Maintain balance sheet flexibility 3. Diversify into new power infrastructure through ARRAY’s established for future M&A categories outside of solar global footprint 12

Commercial Priority #1: Sell the “Full Stack” Into Existing Customer Relationships Cross-sell today The opportunity Only ~20% ~$2.5B Of combined project volume in 2025-26 used both (1) Shoals and ARRAY products of incremental sales potential had each company sold its full product suite into every project served (2) by the other Used both Used one company’s products Cross-selling to the ~80% of projects that did not use both companies’ products represents a significant growth opportunity 1) Based on project-level matching of Shoals and ARRAY projects from January 2025 to September 2026 and assuming ARRAY owned APA + AWM over that period. Figures are approximate. 2) Assumes combined company sold all product categories at current ASPs per watt for each product category to every project completed by the companies over the period. Figures are adjusted to be for a 12-month 13 period and are approximate.

ARRAY Customer Engagement Initiatives	+	Shoals Customer Engagement Strengths

ARRAY Customer Engagement Initiatives

- Formation of ARRAY Academy with targeted training on installation, commissioning, O&M troubleshooting and Golden Row installation
- Creation of Array Innovation Center to accelerate new product launches
- "ARRAY Days" and insurance forums to drive customer feedback and industry knowledge sharing
- Opening of APA's "sandbox" training and testing facility
- Continued investment in dedicated Project Management, Field Service & Support organizations

Shoals Customer Engagement Strengths

- Commercial pod structure for end-to-end customer support
- Quarterly business review cadence for performance accountability
- Customer-led new product development roadmap
- Significant investment in systems ongoing to improve customer experience
- Packaging enhancements to meet customer installation preferences

shoals | ARRAY

14

Commercial Priority #2: Benefit from Both Companies’ Customer Engagement Capabilities to Increase Tracker Sales ARRAY Customer Engagement Initiatives + Shoals Customer Engagement Strengths • Formation of ARRAY Academy with targeted training on • Commercial pod structure for end-to-end customer installation, commissioning, O&M troubleshooting and support Golden Row installation • Quarterly business review cadence for performance • Creation of Array Innovation Center to accelerate new accountability product launches • Customer-led new product development roadmap • “ARRAY Days” and insurance forums to drive customer • Significant investment in systems ongoing to improve feedback and industry knowledge sharing customer experience • Opening of APA’s “sandbox” training and testing facility • Packaging enhancements to meet customer installation • Continued investment in dedicated Project Management, preferences Field Service & Support organizations Significant investments underway by both companies in AI-enabled automated quoting and design 14

Significant Upside from Tracker Share Gains

	U.S. Tracker Share Gain				
	1%	2%	3%	4%	5%
Implied Incremental Gains (MW_{dc})[1]	360	720	1,080	1,440	1,800
Representative Number of Projects[2]	~1	~2	~4	~5	~6
Implied Incremental Revenue ($MM)	$32	$65	$97	$130	$162
Illustrative Contribution Margin (%)	30%				
Implied Incremental Adjusted EBITDA ($MM)	**$10**	**$19**	**$29**	**$39**	**$49**

shoals | ARRAY

15

Significant Upside from Tracker Share Gains U.S. Tracker Share Gain 1% 2% 3% 4% 5% Implied Incremental Gains 360 720 1,080 1,440 1,800 (1) (MW ) dc Representative Number ~1 ~2 ~4 ~5 ~6 (2) of Projects Implied Incremental $32 $65 $97 $130 $162 Revenue ($MM) Illustrative Contribution 30% Margin (%) Implied Incremental $10 $19 $29 $39 $49 Adjusted EBITDA ($MM) Only a handful of additional project wins per year can materially increase Adjusted EBITDA 1) Assumes 40 GW U.S. utility-scale solar market and 90% of the market uses trackers. 15 2) Assumes average utility-scale solar project size of 300 MW.

Portland, TN
Madrid
Albuquerque, NM
Muscle Shoals, AL
Pamplona
Chandler, AZ
Ridgeville Corners, OH
Istanbul
São Paulo
Sydney
ARRAY: Established sales presence and customer relationships
Shoals: Established U.S. sales presence and customer relationships
ARRAY: Sales office
Shoals: Sales office

ARRAY

GLOBAL COMMERCIAL REACH

North America
Albuquerque, NM, Chandler, AZ and Ridgeville Corners, OH

Latin America
São Paulo

Europe
Madrid and Pamplona, Spain, and Istanbul, Turkey

Asia-Pacific
Sydney, Australia

shoals | ARRAY

16

Commercial Priority #3: Accelerate Shoals’ International Expansion Through ARRAY’s Established Global Footprint GLOBAL COMMERCIAL REACH Portland, TN Madrid Albuquerque, NM North America Muscle Shoals, AL Pamplona Albuquerque, NM, Chandler, AZ and Ridgeville Corners, OH Ridgeville Corners, OH Chandler, AZ Latin America Istanbul São Paulo Europe Madrid and Pamplona, Spain, and Istanbul, Turkey Asia-Pacific Sydney, Australia São Paulo Customer support near core markets, with 8 sales / operating Sydney locations around the world Established sales presence and Established U.S. sales presence ARRAY: Shoals: ARRAY: Sales office Shoals: Sales office customer relationships and customer relationships 16

Financial Priority #1: Achieve $100+ Million Annual Incremental EBITDA

Expected Near-Term Synergies
($ in millions)

Synergies ramping to
$100M by Year 3
$100 +
~$35
Year 1
Year 3

Cost Synergies

- C-Suite redundancies
- Organizational consolidation
- Public company costs
- Freight and logistics
- Legal costs
- IT hardware and software
- Duplicative professional services
- Marketing costs

Revenue Synergies

- Cross-sell EBOS
- Cross-sell trackers
- Cross-sell foundations
- Cross-sell wire management
- New integrated products

shoals | ARRAY
17

Financial Priority #1: Achieve $100+ Million Annual Incremental EBITDA Expected Near-Term Synergies ($ in millions) Cost Synergies Revenue Synergies Synergies ramping to $100M by Year 3• C-Suite redundancies• Cross-sell EBOS $100 + • Organizational • Cross-sell trackers consolidation • Cross-sell foundations • Public company costs • Cross-sell wire • Freight and logistics management • Legal costs • New integrated • IT hardware and products ~$35 software • Duplicative professional services • Marketing costs Year 1 Year 3 Synergies are expected to create significant value for the combined company’s shareholders 17

Financial Priority #2: Reduce Preferred Stock Outstanding Overview of Agreement with Preferred shareholders Key Term Expected Shareholder Benefits Commitment to redeem $161.3 million of Preferred Stock at a price • Captures 7 points of discount (~$11.3 million) (1) equal to 93% of the liquidation preference with such redemption to • Improves free cash flow by reducing future distributions be completed within 90 days following the closing date of the merger by over $60 million over the next five years (the “Initial Redemption”) Commitment to redeem $156.3 million of Preferred Stock at a price • Captures 4 points of discount (~$6.3 million) (1) equal to 96% of the liquidation preference and in amounts not less • Combined with the Initial Redemption, improves free cash flow by than $52 million on each of the first, second and third anniversaries of reducing future distributions by nearly $100 million over the next five years the Initial Redemption Option to redeem additional Preferred Stock in excess of $317.5 million • Captures a discount on any redemptions completed within the four years (1) at a price equal to 96% of the liquidation preference , provided that following the closing of the merger such redemptions occur within 48 months of the merger’s closing date Reduce the minimum amount of each redemption from $200 million to • Enables regular redemptions using available free cash flow $50 million The Preferred Stock redemption is expected to create value for shareholders by capturing a discount and reducing distributions Note: ARRAY will pay a cash fee equal to 1.00% of the aggregate liquidation preference of all outstanding shares of Preferred Stock, plus accrued and unpaid dividends. 18 1) Inclusive of liquidation preference plus accrued and unpaid dividends to the redemption date whether or not they are declared.

Financial Priority #3: Maintain Balance Sheet Flexibility (1) Combined Company Pro Forma Capitalization Estimated Initial Estimated Pro Forma ARRAY Shoals Q4 Estimated Transaction Redemption of Combined at (2) ($mm) (9/30/26) (9/30/26) Change in Cash Expenses Preferred Stock December 31, 2026 Cash and Cash Equivalents $143.3 $7.7 $27.7 -- $(150.0) $28.7 Revolving Credit Facilities -- $163.8 -- $65.0 -- $228.8 1.00% Convertible Notes $325.0 -- -- -- -- 325.0 2.875% Convertible Notes 345.0 -- -- -- -- 345.0 Other Debt 3.2 -- -- -- -- 3.2 Total Debt $673.2 $163.8 -- $65.0 -- $902.0 Series A Perpetual Preferred Stock $510.0 -- -- -- $(161.3) $348.7 Net Debt / 2026E Adj. EBITDA 2.6x 1.2x -- -- -- 2.6x The combined company will be 2.6x levered on a pro forma 2026 basis and estimated less than 2x by year-end 2027, creating flexibility for future complementary M&A 1) These indicative pro forma balance sheet are provided solely to show the potential scale of the combined company and do not represent financial projections of either Shoals or ARRAY. 19 2) Includes severance, integration and rebranding costs; transaction fees and expenses; and Preferred Stock amendment fee.

Key Combined Company Figures and Preliminary 2027 Outlook (1) (1) Indicative 2027 Pro Forma Full Year Outlook Selected 2026 Pro Forma Year-End Balance Sheet Items Basic Shares $2.2B – $2.4B (2) 439.5M Revenues Outstanding Combined Company Diluted Shares 442.1M (2) $410M – $480M Outstanding Adj. EBITDA Combined Company Net Debt $873.3M Cash Taxes Minimal Preferred Stock $348.7M (3) Outstanding Indicative outlook supported by $3.4 billion of combined backlog and awarded orders as of September 30, 2026 1) All amounts are pro forma and approximate assuming the transaction closed on December 31, 2026. These indicative ranges of estimated 2027 revenue and Adjusted EBITDA and the pro forma balance sheet and other financial items are provided solely to show the potential scale of the combined company and do not represent financial projections of either Shoals or ARRAY. These estimates were developed by reference to each company’s separately prepared projections evaluated by the respective boards and management teams of Shoals and ARRAY, and are not the projections relied upon by either company's board of directors or financial advisor in evaluating the transaction. These estimates may not be indicative of future performance and should not be relied upon as such. Actual combined company results may differ materially from such indicative estimates. No independent auditor or accountant has audited, examined, or performed any procedures on these estimates, which were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Except as required by law, neither Shoals nor ARRAY undertakes any obligation to update these estimates, even if any underlying assumptions are no longer appropriate. 20 2) As of September 30, 2026. Includes 439.5 million pro forma basic shares outstanding and an estimated 2.6 million RSUs and PSUs. 3) Includes the Initial Redemption of Preferred Stock, but not any subsequent redemptions.

Q3 Earnings 21

Q3 Earnings – Shoals

Q3 2026 Results

$ in millions.

Backlog + Awarded Orders	$792
Revenue	$195.3
Y/Y Growth	*43.8%*
Gross Profit	$62.4
Gross Margin	*31.9%*
SG&A Costs	$31.0
Net Income	$17.9
Adj. EBITDA[1]	$39.8
Adj. EBITDA Margin[1]	*20.4%*
Cash from Operations	$28.9
Capital Expenditures	$2.8
Net Debt[2]	$156.1

Key Takeaways

shoals | ARRAY

22

Q3 Earnings – Shoals Q3 2026 Results Key Takeaways $ in millions. Backlog + Awarded Orders $792 • Achieved record revenue from meaningful sequential production improvement, growing at 44% YoY Revenue $195.3 Y/Y Growth 43.8% • Delivered 160bps of sequential gross profit margin Gross Profit $62.4 expansion Gross Margin 31.9% • Adjusted EBITDA margin exceeded 20% in the period SG&A Costs $31.0 Net Income $17.9 • One of strongest booking periods on in company history (1) Adj. EBITDA $39.8 balanced against record revenue to drive book to bill of (1) 20.4% Adj. EBITDA Margin 1.0x • Nearly $1 billion quoted in the quarter, supporting the $28.9 Cash from Operations continued growth we see ahead $2.8 Capital Expenditures (2) $156.1 Net Debt • Generated nearly $29 million of operating cash flow, enabling a $33 million reduction in revolver oustandings 1) See Appendix for reconciliation of non-GAAP measures to the closest GAAP measure. 22 2) Net Debt defined as Total Debt less Cash & Cash Equivalents.

Q3 Earnings – ARRAY

Q3 2026 Results

$ in millions.

Backlog + Awarded Orders	$2.6 billion
Revenue	$330.2
Y/Y Growth	*(16.1%)*
Gross Profit	$69.2
Gross Margin	21.0%
Adjusted Gross Margin[1]	22.8%
G&A Costs	$58.8
Adjusted G&A[1]	$45.8
Net Income	($7.9)
Adjusted EBITDA[1]	$32.1
Adj. EBITDA Margin[1]	*9.7%*
Cash from Operations	$4.6
Capital Expenditures	$5.7
Net Debt[2]	$530.0

Key Takeaways

- Fourth consecutive record orderbook of $2.6 billion, a 42% increase year-over-year
- Fifth consecutive quarter >$400M new bookings
- Over $1.8 billion of trailing twelve-month net new orders at a book-to-bill of 1.6x
- New products account for nearly 60% of orderbook[3]
- Completed acquisition of AWM expanding into complementary wire management BESS and Data Center markets
- Formally launched Atlas™ I and II, integrated foundation-to-tracker solutions, delivering on the APA integration strategy
- Adjusted Gross Margin and EBITDA include an $11 million non-cash charge (330bps) for a 2023 45X receivable reserve

shoals | ARRAY

23

Q3 Earnings – ARRAY Q3 2026 Results Key Takeaways $ in millions. $2.6 billion Backlog + Awarded Orders • Fourth consecutive record orderbook of $2.6 billion, a 42% $330.2 Revenue increase year-over-year Y/Y Growth (16.1%) • Fifth consecutive quarter >$400M new bookings $69.2 Gross Profit Gross Margin 21.0%• Over $1.8 billion of trailing twelve-month net new orders at a (1) 22.8% Adjusted Gross Margin book-to-bill of 1.6x G&A Costs $58.8 (3) • New products account for nearly 60% of orderbook (1) Adjusted G&A $45.8 Net Income ($7.9) • Completed acquisition of AWM expanding into complementary (1) Adjusted EBITDA $32.1 wire management BESS and Data Center markets (1) Adj. EBITDA Margin 9.7% • Formally launched Atlas I and II, integrated foundation-to- tracker solutions, delivering on the APA integration strategy Cash from Operations $4.6 Capital Expenditures $5.7 • Adjusted Gross Margin and EBITDA include an $11 million non- (2) $530.0 Net Debt cash charge (330bps) for a 2023 45X receivable reserve 1) See Appendix for reconciliation of non-GAAP measures to the closest GAAP measure. 2) Net Debt defined as Total Debt less Cash & Cash Equivalents. TM TM 23 3) New product introductions include OmniTrack®, SkyLink, Hail XP , D2S , APA , and AWM as % of orderbook.

Q&A 24

Appendix 25

Adjusted EBITDA Reconciliations Shoals Technologies Group, Inc. Three Months Ended September 30, Nine Months Ended September 30, (in thousands) (Unaudited) 2026 2025 2026 2025 Net income $ 17,870 $ 11,879 $ 29,711 $ 25,452 Interest expense 3,894 2,832 10,271 7,483 Interest income — (38) (327) (232) Income tax expense 6,218 3,991 9,487 9,405 Depreciation expense 3,174 1,466 8,113 4,296 Amortization of intangibles 1,910 1,909 5,703 5,710 Equity-based compensation 4,096 2,421 11,794 7,675 (Gain) loss on sale of asset 2 7 4 (3,127) (1) Wire insulation shrinkback litigation expenses 711 6,831 7,294 11,906 (2) Plant optimization expenses 115 676 1,232 676 (3) Shareholder litigation expenses 144 261 2,264 1,174 (3) Litigation settlement expense 1,000 — 6,250 — (4) Transaction, integration and restructuring costs 671 — 671 — Adjusted EBITDA $ 39,805 $ 32,235 $ 92,467 $ 70,418 1) For the three and nine months ended September 30, 2026, represents $0.7 million and $7.3 million, respectively, of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. For the three and nine months ended September 30, 2025, represents $6.8 million and $11.9 million, respectively, of expenses incurred in connection with the lawsuit initiated by the Company against the supplier of the defective wire. We consider this litigation distinct from ordinary course legal matters given the expected magnitude of the expenses, the nature of the allegations in the Company’s complaint, the amount of damages sought, and the impact of the matter underlying the litigation on the Company’s financial results. In the future, we also intend to exclude from our non-GAAP measures the benefit of recovery, if any. We believe excluding expenses from these discrete litigation events provides investors with a better view of the operating performance of our business and allows for comparability through periods. 2) For the three and nine months ended September 30, 2026, represents $0.1 million and $1.2 million of expenses incurred in connection with actions taken to consolidate our operations into a newly constructed facility, including items such as professional fees, relocation, facility set-up and other costs, which relates to costs classified within cost of revenue based on their nature and function. For the three and nine months ended September 30, 2025, represents $0.7 million of expenses incurred in connection with actions taken to consolidate our operations into a newly constructed facility, which primarily consisted of costs classified within general and administrative expenses based on their nature and function. We believe excluding expenses from these events provides investors with a better view of the operating performance of our business and allows for comparability through periods. 3) For the three and nine months ended September 30, 2026, represents $0.1 million and $2.3 million of expenses incurred in connection with the Company’s defense of certain derivative and class action litigation and for the three and nine months ended September 30, 2026, represents 1.0 million and $6.3 million, respectively, in settlement expenses associated with this litigation. For the three and nine months ended September 30, 2025, represents $0.3 million and $1.2 million of expenses incurred in connection with the Company’s defense of certain derivative and class action litigation. We consider expenses incurred in connection with these legal matters distinct from normal matters and expenses within the operation of our business. 26 4) Represents costs incurred in connection with the proposed transaction, primarily consisting of legal, investment banking, accounting, consulting and other professional and advisory fees. We believe these costs are not reflective of our core operations and that excluding them provides a more meaningful view of our ongoing operating performance.

Adjusted Gross Profit Reconciliation Array Technologies, Inc. Three Months Ended (in thousands, except percentages) (Unaudited) September 30, 2026 June 30, 2026 September 30, 2025 Revenue $ 330,212 $ 342,065 $ 393,491 Cost of revenue 260,993 242,461 287,820 Gross profit 69,219 99,604 105,671 Gross margin 21.0% 29.1% 26.9% Amortization of developed technology and backlog 6,144 5,615 4,434 (1) Acquisition-related expenses 41 40 399 Adjusted gross profit 75,404 105,259 110,504 Adjusted gross margin 22.8% 30.8% 28.1% 1) Represents acquisition-related fair value adjustments to Property, plant, and equipment. 27

Adjusted G&A Reconciliation Array Technologies, Inc. Three Months Ended (in thousands) (Unaudited) September 30, 2026 June 30, 2026 September 30, 2025 General and administrative expense $ 58,783 $ 54,325 $ 52,248 Equity-based compensation (2,491) (4,579) (4,647) (1) Acquisition-related expenses (10,471) (5,761) (8,545) Adjusted general and administrative expense $ 45,821 $ 43,985 $ 39,056 1) Represents acquisition-related expenses. 28

Adjusted EBITDA Reconciliation Array Technologies, Inc. Three Months Ended (in thousands) (Unaudited) September 30, 2026 June 30, 2026 March 31, 2026 December 31, 2025 September 30, 2025 Net income (loss) $ 8,197 $ 24,346 $ 1,997 $ (145,746) $ 33,503 Preferred dividends and accretion 16,113 15,908 15,537 15,422 15,144 Net (loss) income to common stockholders $ (7,916) $ 8,438 $ (13,540) $ (161,168) $ 18,359 Other income, net (1,679) (2,215) (2,418) (752) (3,045) Foreign currency (gain) loss, net (39) (529) (161) (16) 6 Preferred dividends and accretion 16,113 15,908 15,537 15,422 15,144 Interest expense 5,810 5,786 5,563 5,482 5,046 Income tax expense (benefit) 1,651 7,377 2,128 (7,074) 9,941 Depreciation expense 3,343 2,728 2,364 2,336 1,537 Amortization of intangibles 5,965 7,371 7,388 7,508 6,199 Amortization of developed technology and backlog 6,144 5,615 5,614 5,807 4,434 Equity-based compensation 2,491 4,579 3,941 4,228 4,647 Change in fair value of contingent consideration (10,293) 2,441 (2,586) (837) 1,014 Goodwill impairment - - - 102,560 - (1) Acquisition-related expenses 10,471 5,761 4,997 5,960 8,912 (2) Inventory valuation charge - - - 29,516 - (3) Other costs - - - 2,267 - Adjusted EBITDA $ 32,061 $ 63,260 $ 28,827 $ 11,239 $ 72,194 Adjusted EBITDA margin 9.7% 18.5% 12.9% 5.0% 18.3% 1) Represents acquisition-related expenses. 2) Represents inventory valuation charge related to phase-out of STI H250TM inventory that is not SmarTrack® compatible. 29 3) Represents $1.2 million organization restructuring and $1.1 million resolution of STI legacy VAT matter.